As filed with the Securities and Exchange Commission on January 31, 2018

Securities Act File No. 333-216344

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 4

SARATOGA INVESTMENT CORP.

(Exact Name of Registrant as Specified in Charter)

535 Madison Avenue

New York, New York 10022

(Address of Principal Executive Offices)

(212) 906-7800

(Registrant’s Telephone Number, Including Area Code)

Christian L. Oberbeck

Chief Executive Officer

Saratoga Investment Corp.

535 Madison Avenue

New York, New York 10022

(Name and Address of Agent for Service)

COPIES TO:

Steven B. Boehm, Esq.

Harry S. Pangas, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

Approximate date of proposed public offering:

From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form are offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box.  ☒

It is proposed that this filing will become effective (check appropriate box):

☒  When declared effective pursuant to Section 8(c).

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.001 par value per share(2)(3)
Preferred Stock, $0.001 par value per share(2)
Subscription Rights(2)
Debt Securities(4)
Warrants(5)
Total(6)	$70,000,000	$8,113

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933 solely for the purpose of determining the registration fee. The proposed maximum offering price per security will be determined, from time to time, by the Registrant in connection with the sale by the Registrant of the securities registered under this Registration Statement. In reliance upon Rule 429 under the Securities Act of 1933, this amount is comprised of the amount previously registered by the Registrant under a registration statement on Form N-2 (File No. 333-216344). All amounts unsold under the prospectus contained in such prior Registration Statement (a total of $70,000,000) are carried forward into this Registration Statement, and the prospectus contained as a part of this Registration Statement shall be deemed to be combined with the prospectus contained in the above-referenced registration statement, which has previously been filed.
(2)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of shares of common stock, preferred stock, subscription rights to purchase shares of common stock or warrants to purchase shares of our common stock, as may be sold, from time to time.
(3)	Subject to Note 6 below, includes such indeterminate number of shares of common stock as may, from time to time, be issued upon conversion or exchange of other securities registered hereunder, to the extent any such securities are, by their terms, convertible or exchangeable for common stock.
(4)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of debt securities as may be sold, from time to time. If any debt securities are issued at an original issue discount, then the offering price shall be in such greater principal amount as shall result in an aggregate price to investors not to exceed $70,000,000.
(5)	Subject to Note 6 below, there is being registered hereunder an indeterminate number of warrants as may be sold, from time to time.
(6)	In no event will the aggregate offering price of all securities issued from time to time pursuant to this Registration Statement exceed $70,000,000.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 31, 2018

$70,000,000

Common Stock

Preferred Stock

Subscription Rights

Debt Securities

Warrants

We are a specialty finance company that invests primarily in leveraged loans and mezzanine debt issued by private U.S. middle-market companies, both through direct lending and through participation in loan syndicates. Our investment objective is to generate current income and, to a lesser extent, capital appreciation from our investments.

We are externally managed and advised by Saratoga Investment Advisors, LLC, a New York-based investment firm affiliated with Saratoga Partners, a middle market private equity investment firm.

We may offer, from time to time, in one or more offerings or series, up to $70,000,000 of our common stock, preferred stock, subscription rights to purchase shares of our common stock, debt securities, and warrants representing rights to purchase shares of our common stock, preferred stock or debt securities, which we refer to, collectively, as our “securities.” The preferred stock, subscription rights, warrants and debt securities offered hereby may be convertible or exchangeable into shares of our common stock. The securities may be offered at prices and on terms to be described in one or more supplements to this prospectus.

Absent approval by the majority of our common stockholders, the offering price per share of our common stock less any underwriting commissions or discounts will not be less than the net asset value per share of our common stock at the time we make the offering unless we issue shares in connection with a rights offering to our existing stockholders or under such other circumstances as the SEC may permit. We do not currently have stockholder approval of issuances below net asset value. In addition, we cannot issue shares of our common stock below net asset value unless our Board of Directors determines that it would be in our and our stockholders’ best interests to do so. Sales of common stock at prices below net asset value per share dilute the interests of existing stockholders, have the effect of reducing our net asset value per share and may reduce our market price per share. In addition, continuous sales of common stock below net asset value may have a negative impact on total returns and could have a negative impact on the market price of our shares of common stock. See “Sales of Common Stock Below Net Asset Value.”

Our securities may be offered directly to one or more purchasers, or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to an offering will identify any agents or underwriters involved in the sale of our securities, and will disclose any applicable purchase price, fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities through agents, underwriters or dealers without delivery of this prospectus and a prospectus supplement describing the method and terms of the offering of such securities.

Our common stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “SAR.” On January 30, 2018, the last reported sales price on the NYSE for our common stock was $20.58 per share. We are required to determine the net asset value per share of our common stock on a quarterly basis. Our net asset value per share of our common stock as of November 30, 2017 was $22.58.

Substantially all of the debt investments held in our portfolio hold a non-investment grade rating by one or more rating agencies (which non-investment grade debt is commonly referred to as “high yield” and “junk” debt) or, if not rated, would be rated below investment grade or “junk” if rated. A majority of our debt portfolio consists of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. A substantial amount of our subordinated debt and preferred equity investments pay payment-in-kind interest, which creates negative amortization on a loan, resulting in an increase in the amounts that our portfolio companies will ultimately be required to pay us. In addition, a majority of our debt investments had variable interest rates that reset periodically based on benchmarks such as LIBOR and the prime rate. As a result, significant increases in such benchmarks in the future may make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

This prospectus and any accompanying prospectus supplement contain important information about us that a prospective investor should know before investing in our securities, and will collectively constitute the prospectus for each offering of our securities hereunder. We file annual, quarterly and current reports, proxy statements and other information about us with the Securities and Exchange Commission. This information is available free of charge by contacting us at 535 Madison Avenue, New York, New York 10022, by telephone at (212) 906-7800, or on our website at http://www.saratogainvestmentcorp.com. The information on our website is not incorporated by reference into this prospectus or any accompanying prospectus supplement, and you should not consider that information to be part of either. The SEC also maintains a website at www.sec.gov that contains such information.

Investing in our securities involves a high degree of risk and should be considered speculative. For more information regarding the risks you should consider, including the risk of leverage, please see “Risk Factors” beginning on page 22 of this prospectus. For example, our investment in the subordinated notes of one collateralized loan obligation fund, Saratoga Investment Corp. CLO 2013-1, Ltd., represents a first loss position in a portfolio that is composed predominantly of senior secured first lien term loans. A first loss position means that we will suffer the first economic losses if losses are incurred on loans held by the collateralized loan obligation fund or losses are otherwise incurred by the collateralized loan obligation fund, including its incurrence of operating expenses in excess of its operating income.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

The date of this prospectus is            , 2018

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with different information or to make representations as to matters not stated in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This prospectus is not an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction where it is unlawful for that person to make such an offer or solicitation or to any person in any jurisdiction to whom it is unlawful to make such an offer or solicitation. The information in this prospectus is accurate only as of the date of this prospectus, and under no circumstances should the delivery of this prospectus or the sale of any securities imply that the information in this prospectus is accurate as of any later date or that the affairs of Saratoga Investment Corp., have not changed since the date hereof or thereof. Our business, financial condition, results of operations and prospectus may have changed since then. We will update the information in this prospectus to reflect material changes only as required by law.

PROSPECTUS SUMMARY

This summary highlights some of the information in this prospectus. It is not complete and may not contain all of the information that is important to you. You should read carefully the more detailed information set forth under “Risk Factors” and the other information included in this prospectus. Unless otherwise noted, the terms “we,” “us,” “our,” the “Company” and “Saratoga” refer to Saratoga Investment Corp. and its wholly owned subsidiaries, Saratoga Investment Funding LLC and Saratoga Investment Corp. SBIC LP, and does not refer to Saratoga Investment Corp. CLO 2013-1 Ltd. In addition, the terms “Saratoga Investment Advisors” and “investment adviser” refer to Saratoga Investment Advisors, LLC, our external investment adviser.

Overview

We are a specialty finance company that invests primarily in leveraged loans and mezzanine debt issued by private U.S. middle-market companies, which we define as companies having annual EBITDA (earnings before interest, taxes, depreciation and amortization) of between $2 million and $50 million, both through direct lending and through participation in loan syndicates. Our investment objective is to generate current income and, to a lesser extent, capital appreciation from our investments. We are externally managed and advised by Saratoga Investment Advisors, LLC, a New York-based investment firm affiliated with Saratoga Partners, a middle market private equity investment firm.

Our portfolio is comprised primarily of investments in leveraged loans (both first and second lien term loans) issued by middle market companies. Term loans are loans that do not allow the borrowers to repay all or a portion of the loans prior to maturity and then re-borrow such repaid amounts under the loan again. Leveraged loans are generally senior debt instruments that rank ahead of subordinated debt which are issued by companies with below investment grade or “junk” ratings or, if not rated, would be rated below investment grade or “junk” and, as a result, carry a higher risk of default. Leveraged loans also have the benefit of first or second lien security interests on the assets of the portfolio company, which may rank ahead of, or be junior to, other security interests. We also purchase mezzanine debt and make equity investments in middle market companies. Mezzanine debt is typically unsecured and subordinated to senior debt of the portfolio company. As of November 30, 2017, 72.4% of our debt portfolio at fair value consisted of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity.

Substantially all of the debt investments held in our portfolio hold a non-investment grade rating by one or more rating agencies (which non-investment grade debt is commonly referred to as “high yield” and “junk” debt) or, if not rated, would be rated below investment grade or “junk” if rated. In addition, 84.0% of our debt investments at November 30, 2017 had variable interest rates that reset periodically based on benchmarks such as LIBOR and the prime rate. As a result, significant increases in such benchmarks in the future may make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

While our primary focus is to generate current income and capital appreciation from our debt and equity investments in middle market companies, we may invest up to 30% of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in distressed debt, including securities of companies in bankruptcy, foreign debt, private equity, securities of public companies that are not thinly traded and structured finance vehicles such as collateralized loan obligation funds. Although we have no current intention to do so, to the extent we invest in private equity funds, we will limit our investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of Investment Company Act of 1940 (“1940 Act”), which includes private equity funds, to no more than 15% of its net assets.

As of November 30, 2017, we had total assets of $351.9 million and investments in 32 portfolio companies and an additional investment in the subordinated notes of one collateralized loan obligation fund, Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”), which investment had a fair value of $11.8 million as of November 30, 2017. Our overall portfolio composition as of November 30, 2017 consisted of 2.7% of syndicated loans, 54.8% of first lien term loans, 29.3% of second lien term loans, 4.8% of subordinated notes of Saratoga CLO and Class F notes tranche of the Saratoga CLO and 8.4% of common equity. As of November 30, 2017, the weighted average yield on all of our debt investments, including our investment in the subordinated notes of Saratoga CLO and Class F notes tranche of the Saratoga CLO, was approximately 11.3%. The weighted average yield of our debt investments is not the same as a return on investment for our stockholders and, among other things, is calculated before the payment of our fees and expenses. As of November 30, 2017, approximately 95.5% of our first lien debt investments, which comprises 54.8% of our portfolio, were fully collateralized in which we held such investments had an asset coverage equal to or greater than the principal amount of the related debt investment. The Company uses enterprise value to assess the level of collateralization of its portfolio companies. The enterprise value of a portfolio company is determined by analyzing various factors, including EBITDA (earnings before interest, taxes, depreciation and amortization), cash flows from operations less capital expenditures and other pertinent factors, such as recent offers to purchase a portfolio company’s securities or other liquidation events. As a result, while we consider a portfolio company to be collateralized if its enterprise value exceeds the amount of our loan, we do not hold tangible assets as collateral in our portfolio companies that we would obtain in the event of a default. Even though these loans are fully collateralized as is the case with all of the liens on our debt investments, there can be no assurance that the value of collateral will be sufficient to allow the portfolio company repay our first lien debt investments in the event of its default on our investment.

Saratoga CLO is an exempted company with limited liability incorporated under the laws of the Cayman Islands, which was established to acquire or participate in U.S. dollar-denominated corporate debt obligations. Saratoga CLO has issued various tranches of senior notes, held by numerous investors, and one tranche of subordinated notes, held entirely by us. As we own 100% of the subordinated notes issued by Saratoga CLO, which is junior to all of its other outstanding indebtedness, we are deemed to hold 100% of the equity interests in Saratoga CLO for tax purposes. Our investment in the subordinated notes of Saratoga CLO represents a first loss position in a portfolio that, at November 30, 2017, was composed of $308.6 million in aggregate principal amount of predominantly senior secured first lien term loans. A first loss position means that we will suffer the first economic losses if losses are incurred on loans held by the Saratoga CLO or losses otherwise incurred by Saratoga CLO, including its incurrence of operating expenses in excess of its operating income. As a result, this investment is subject to unique risks. See “Risk Factors—Our investment in Saratoga CLO constitutes a leveraged investment in a portfolio of predominantly senior secured first lien term loans and is subject to additional risks and volatility” for information regarding the general risks related to our investment in Saratoga CLO. Although we believe that we have observed and will observe certain formalities and operating procedures that are generally recognized requirements for maintaining our separate existence and that our assets and liabilities can be readily identified as distinct from those of Saratoga CLO, there can be no assurance that a bankruptcy court, in the exercise of its broad equitable powers, would not order that our assets and liabilities be substantively consolidated with those of Saratoga CLO in connection with a bankruptcy proceeding involving us or Saratoga CLO, including for the purposes of making distributions under a plan of reorganization or liquidation. Substantive consolidation means that our assets are placed in a single bankruptcy estate with those of Saratoga CLO, rather than kept separate, and that the creditors of Saratoga CLO have a claim against that single estate (including our assets), as opposed to retaining their claims against only Saratoga CLO. See “Risk Factors—In the event that a bankruptcy court orders the substantive consolidation of us with Saratoga CLO, the creditors of Saratoga CLO, including the holders of $297.1 million aggregate principal amount of debt, as of November 30, 2017, issued by Saratoga CLO, would have claims against the consolidated bankruptcy estate.”

On January 22, 2008, we entered into a collateral management agreement with Saratoga CLO, pursuant to which we act as its collateral manager. In addition, we purchased for $30.0 million all of the outstanding subordinated notes of Saratoga CLO. The Saratoga CLO was initially refinanced in October 2013 and its reinvestment period ended in October 2016. On November 15, 2016, we completed the second refinancing of the Saratoga CLO. The Saratoga CLO refinancing, among other things, extended its reinvestment period to October 2018, and extended its legal maturity date to October 2025. Following the refinancing, the Saratoga CLO portfolio remained at the same size and with a similar capital structure of approximately $300 million in aggregate principal amount of predominantly senior secured first lien term loans. In addition to refinancing its liabilities, we also purchased $4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of 8.5%. The Class F tranche is the eighth tranche in the capital structure of Saratoga CLO and is subordinated to the other debt classes of Saratoga CLO. The Class F tranche is only senior to the subordinated notes, which is effectively the equity position in Saratoga CLO. As a result, the other tranches of debt in Saratoga CLO rank ahead of the $4.5 million Class F tranche and ahead of the aggregate principal amount of our position in the subordinated notes, which as of November 30, 2017 had a fair value of $4.5 million, with respect to priority of payments in the event of a default or a liquidation.

The Saratoga CLO remains effectively 100% owned and managed by Saratoga Investment Corp. because the Company owns all of the outstanding subordinated notes of Saratoga CLO, which is the equivalent of an equity position, and the Company manages the portfolio of Saratoga CLO. We receive a base management fee of 0.10% and a subordinated management fee of 0.40% of the fee basis amount at the beginning of the collection period, paid quarterly to the extent of available proceeds. We are also entitled to an incentive management fee equal to 20.0% of excess cash flow to the extent the Saratoga CLO subordinated notes receive an internal rate of return paid in cash equal to or greater than 12.0%.

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (“1940 Act”). As a BDC, we are required to comply with various regulatory requirements, including limitations on our use of debt. We finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowing.

We have elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”), under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders if we meet certain source-of-income, distribution and asset diversification requirements.

In addition, we have a wholly-owned subsidiary that is licensed as a small business investment company (“SBIC”) and regulated by the Small Business Administration (“SBA”). See “Regulation—Small Business Investment Company Regulations.” The SBIC license allows us, through our wholly-owned subsidiary, to issue SBA-guaranteed debentures. We received exemptive relief from the Securities and Exchange Commission to permit us to exclude the debt of our SBIC subsidiary guaranteed by the SBA from the definition of senior securities in the 200% asset coverage test under the 1940 Act. This allows us increased flexibility under the 200% asset coverage test by permitting us to borrow up to $150 million more than we would otherwise be able to absent the receipt of this exemptive relief.

Saratoga Investment Advisors

Our investment adviser was formed in 2010 as a Delaware limited liability company and became our investment adviser in July 2010. Our investment adviser is led by four principals, Christian L. Oberbeck, Michael J. Grisius, Thomas V. Inglesby, and Charles G. Phillips, with 29, 27, 30 and 20 years of experience in leveraged finance, respectively. Our investment adviser is affiliated with Saratoga Partners, a middle market private equity investment firm. Saratoga Partners was established in 1984 to be the middle market private investment arm of Dillon Read & Co. Inc. and has been independent of Dillon Read since 1998. Saratoga Partners has a 28-year history of private investments in middle market companies and focuses on public and private equity, preferred stock, and senior and mezzanine debt investments.

We utilize the personnel, infrastructure, relationships and experience of Saratoga Investment Advisors to enhance the growth of our business. We currently have no employees and each of our executive officers is also an officer of Saratoga Investment Advisors.

We have entered into an investment advisory and management agreement (the “Management Agreement”) with Saratoga Investment Advisors. Pursuant to the Management Agreement, Saratoga Investment Advisors implements our business strategy on a day-to-day basis and performs certain services for us under the direction of our board of directors. Saratoga Investment Advisors is responsible for, among other duties, performing all of our day-to-day investment-related functions, determining investment criteria, sourcing, analyzing and executing investments, asset sales, financings and performing asset management duties.

Saratoga Investment Advisors has formed an investment committee to advise and consult with its senior management team with respect to our investment policies, investment portfolio holdings, financing and leveraging strategies and investment guidelines. We believe that the collective experience of the investment committee members across a variety of fixed income asset classes will benefit us. The investment committee must unanimously approve all investments in excess of $1 million made by us. In addition, all sales of our investments must be approved by three out of four investment committee members. The current members of the investment committee are Messrs. Oberbeck, Grisius, Inglesby, and Phillips.

Investments

Our portfolio is comprised primarily of investments in leveraged loans issued by middle market companies. Investments in middle market companies are generally less liquid than equivalent investments in companies with larger capitalizations. These investments are sourced in both the primary and secondary markets through a network of relationships with commercial and investment banks, commercial finance companies and financial sponsors. The leveraged loans that we purchase are generally used to finance buyouts, acquisitions, growth, recapitalizations and other types of transactions. Leveraged loans are generally senior debt instruments that rank ahead of subordinated debt which are issued by companies with below investment grade or “junk” ratings or, if not rated, would be rated below investment grade or “junk” and, as a result, carry a higher risk of default. Leveraged loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of, or be junior to, other security interests. For a discussion risks pertaining to our secured investments, see “Risk Factors—Our investments may be risky, and you could lose all or part of our investment.”

As part of our long-term strategy, we also purchase mezzanine debt and make equity investments in middle market companies. Mezzanine debt is typically unsecured and subordinated to senior debt of the portfolio company. See “Risk Factors—If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event our portfolio companies defaults on their indebtedness.”

In general, at least 70% of a BDC’s assets must be comprised of the type of assets that are listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets. Qualifying assets are generally securities of U.S. private operating companies, or listed operating companies with an aggregate market value of outstanding voting and non-voting common equity of less than $250 million. As of November 30, 2017, with the exception of our investment in the subordinated notes of Saratoga CLO and a first lien term loan to one other portfolio company, all of our equity and debt investments constituted qualifying assets under the 1940 Act. While our primary focus is to generate current income and capital appreciation from our debt and equity investments in middle market companies, we may invest up to 30% of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in distressed debt, private equity, securities of public companies that are not thinly traded and structured finance vehicles such as collateralized loan obligation funds.

Prospective portfolio company characteristics

Our investment adviser generally selects portfolio companies with one or more of the following characteristics:

•	a history of generating stable earnings and strong free cash flow;

•	well-constructed balance sheets, including an established tangible liquidation value;

•	reasonable debt-to-cash flow multiples;

•	industry leadership with competitive advantages and sustainable market shares in attractive sectors; and

•	capital structures that provide appropriate terms and reasonable covenants.

Investment selection

In managing us, Saratoga Investment Advisors employs the same investment philosophy and portfolio management methodologies used by Saratoga Partners. Through this investment selection process, based on quantitative and qualitative analysis, Saratoga Investment Advisors seeks to identify portfolio companies with superior fundamental risk-reward profiles and strong, defensible business franchises with the goal of minimizing principal losses while maximizing risk-adjusted returns. Saratoga Investment Advisors’ investment process emphasizes the following:

•	bottoms-up, company-specific research and analysis;

•	capital preservation, low volatility and minimization of downside risk; and

•	investing with experienced management teams that hold meaningful equity ownership in their businesses.

Our investment adviser’s investment process generally includes the following steps:

•	Initial screening. A brief analysis identifies the investment opportunity and reviews the merits of the transaction. The initial screening memorandum provides a brief description of the company, its industry, competitive position, capital structure, financials, equity sponsor and deal economics. If the deal is determined to be attractive by the senior members of the deal team, the opportunity is fully analyzed.

•	Comprehensive analysis. A comprehensive analysis includes:

•	Business and Industry analysis—a review of the company’s business position, competitive dynamics within its industry, cost and growth drivers and technological and geographic factors. Business and industry research often includes meetings with industry experts, consultants, other investors, customers and competitors.

•	Company analysis—a review of the company’s historical financial performance, future projections, cash flow characteristics, balance sheet strength, liquidation value, legal,

financial and accounting risks, contingent liabilities, market share analysis and growth prospects. The Company considers the ability of each portfolio company to continue to make payments in an atmosphere of rising interest rates as a component of its overall diligence and monitoring process. In this regard, the Company regularly receives projections from its portfolio companies and models future performance for them in connection with its valuation process, taking into account changes in interest rates on the portfolio companies. Notwithstanding the foregoing, there can be no assurances that the portfolio companies will be able to meet their contractual obligations at any or all levels of increases in interest rates.

•	Structural/security analysis—a thorough legal document analysis including but not limited to an assessment of financial and negative covenants, events of default, enforceability of liens and voting rights.

•	Approval of the investment committee. The investment is then presented to the investment committee for approval. The investment committee must unanimously approve all investments in excess of $1 million made by us. In addition, all sales of our investments must be approved by four out of five investment committee members.

Investment structure

In general, our investment adviser intends to select investments with financial covenants and terms that reduce leverage over time, thereby enhancing credit quality. These methods include:

•	maintenance leverage covenants requiring a decreasing ratio of debt to cash flow;

•	maintenance cash flow covenants requiring an increasing ratio of cash flow to the sum of interest expense and capital expenditures; and

•	debt incurrence prohibitions, limiting a company’s ability to re-lever.

In addition, limitations on asset sales and capital expenditures should prevent a company from changing the nature of its business or capitalization without our consent.

Our investment adviser seeks, where appropriate, to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	requiring companies to use a portion of their excess cash flow to repay debt;

•	selecting investments with covenants that incorporate call protection as part of the investment structure; and

•	selecting investments with affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Valuation process

We carry our investments at fair value, as approved in good faith using written policies and procedures adopted by our board of directors. Investments for which market quotations are readily available are recorded in our financial statements at such market quotations subject to any decision by our board of directors to approve a fair value determination to reflect significant events affecting the value of these investments. We value investments for which market quotations are not readily available at fair value as approved in good faith by our board of directors based on input from Saratoga Investment Advisors, our audit committee and, on a selected basis, a third party independent valuation firm. Determinations of fair value may involve subjective judgments and estimates. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, the markets in which the portfolio company does business, market yield trend analysis, comparison to publicly traded companies, discounted cash flow and other relevant factors.

Our investment in the subordinated notes of Saratoga CLO is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for similar collateralized loan obligation fund subordinated notes or equity, when available. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for Saratoga CLO’s valuation. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated cash flows. The assumptions are based on available market data and projections provided by third parties as well as management estimates. We use the output from the Intex models (i.e., the estimated cash flows from our investment in Saratoga CLO) to perform a discounted cash flows analysis on expected future cash flows from our investment in Saratoga CLO to determine a valuation for the subordinated notes of Saratoga CLO held by us.

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	each investment is initially valued by the responsible investment professionals of Saratoga Investment Advisors and preliminary valuation conclusions are documented and discussed with our senior management; and

•	an independent valuation firm engaged by our board of directors independently values at least one quarter of our investments each quarter so that the valuation of each investment for which market quotes are not readily available is independently valued by an independent valuation firm at least annually.

In addition, all our investments are subject to the following valuation process:

•	the audit committee of our board of directors reviews each preliminary valuation and our investment adviser and independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

•	our board of directors discusses the valuations and approves the fair value of each investment in good faith based on the input of our investment adviser, independent valuation firm (if applicable) and audit committee.

Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The determination of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

Ongoing relationships with and monitoring of portfolio companies

Saratoga Investment Advisors closely monitors each investment we make and, when appropriate, conducts a regular dialogue with both the management team and other debtholders and seeks specifically tailored financial reporting. In addition, in certain circumstances, senior investment professionals of Saratoga Investment Advisors may take board seats or board observation seats.

Risk Factors

Investing in us involves significant risks. The following is a summary of certain risks that you should carefully consider before investing in us. For a further discussion of these risk factors, please see “Risk Factors” beginning on page 22.

Risks Related to Our Business and Structure

•	The current state of the economy and financial markets increases the likelihood of adverse effects on our financial position and results of operations.

•	Saratoga Investment Advisors has a limited history of managing a BDC or a RIC.

•	We may be obligated to pay Saratoga Investment Advisors incentive fees even if we incur a net loss or there is a decline in the value of our portfolio.

•	Under the terms of the Management Agreement, we may have to pay incentive fees to Saratoga Investment Advisors in connection with the sale of an investment that is sold at a price higher than the fair value of such investment on May 31, 2010, even if we incur a loss on the sale of such investment.

•	The way in which the base management and incentive fees under the Management Agreement is determined may encourage Saratoga Investment Advisors to take actions that may not be in the best interests of the holders of our securities.

•	The base management fee we pay to Saratoga Investment Advisors may cause it to increase our leverage contrary to our interest.

•	We employ leverage, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in our securities.

•	Saratoga Investment Advisors’ liability is limited under the Management Agreement and we will indemnify Saratoga Investments Advisors against certain liabilities, which may lead it to act in a riskier manner on our behalf than it would when acting for its own account.

•	Substantially all of our assets are subject to security interests under the Credit Facility, or claims of the SBA with respect to SBA-guaranteed debentures we may issue and if we default on our obligations thereunder, we may suffer adverse consequences, including Madison Capital Funding and/or the SBA foreclosing on our assets.

•	We are exposed to risks associated with changes in interest rates, including potential effects on our cost of capital and net investment income.

•	There are significant potential conflicts of interest which could adversely impact our investment returns.

•	Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

•	We face cyber-security risks.

•	If we are unable to maintain the availability of our electronic data systems and safeguard the security of our data, our ability to conduct business may be compromised, which could impair our liquidity, disrupt our business, damage our reputation and cause losses.

•	Regulations governing our operation as a BDC affect our ability to, and the way in which we, raise additional capital.

•	Pending legislation may allow us to incur additional leverage.

•	The agreement governing the Credit Facility contains various covenants that, among other things, limits our discretion in operating our business and provides for certain minimum financial covenants.

•	A failure on our part to maintain our qualification as a BDC would significantly reduce our operating flexibility.

•	We will be subject to corporate-level U.S. federal income tax if we fail to continue to qualify as a RIC.

•	Because we intend to distribute between 90% and 100% of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

•	We may have difficulty paying our required distributions if we recognize income before or without receiving cash in respect of such income.

•	Our ability to enter into transactions with our affiliates is restricted.

•	We operate in a highly competitive market for investment opportunities.

•	Economic recessions or downturns could impair our portfolio companies and harm our operating results.

•	We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

•	Our financial condition and results of operation depend on our ability to manage future investments effectively.

•	We may experience fluctuations in our quarterly results.

•	Substantially all of our portfolio investments are recorded at fair value as approved in good faith by our board of directors; such valuations are inherently uncertain and may be materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

•	If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event our portfolio companies default on their indebtedness.

•	If we invest in the securities and other obligations of distressed or bankrupt companies, such investments may be subject to significant risks, including lack of income, extraordinary expenses, uncertainty with respect to satisfaction of debt, lower-than expected investment values or income potentials and resale restrictions.

•	Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

•	The lack of liquidity in our investments may adversely affect our business.

•	The debt securities in which we invest are subject to credit risk and prepayment risk.

•	Our investment in Saratoga CLO constitutes a leveraged investment in a portfolio of predominantly senior secured first lien term loans and is subject to additional risks and volatility.

•	Our investments in Saratoga CLO are typically broadly syndicated loans that have a different risk profile than would direct investments made by us, including less information available and fewer rights regarding repayment compared to companies we invest in directly as well as complicated accounting and tax implications.

•	Failure by Saratoga CLO to satisfy certain financial covenants may entitle senior debtholders to additional payments, which may harm our operating results by reducing payments we would otherwise be entitled to receive from Saratoga CLO.

•	Available information about privately held companies is limited.

•	When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

•	Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

•	There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

•	Investments in equity securities involve a substantial degree of risk.

•	Our investments in foreign debt, including that of emerging market issuers, may involve significant risks in addition to the risks inherent in U.S. investments.

•	We may expose ourselves to risks if we engage in hedging transactions.

•	Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

•	We have no prior experience managing an SBIC and any failure to comply with SBA regulations, resulting from our lack of experience or otherwise, could have an adverse effect on our operations.

•	Our investments may be risky, and you could lose all or part of your investment.

•	Our independent auditors have not assessed our internal control over financial reporting. If our internal control over financial reporting is not effective, it could have a material adverse effect on our stock price and our ability to raise capital.

Risks Related to Our Common Stock

•	Investing in our common stock may involve an above average degree of risk.

•	We may continue to choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

•	The market price of our common stock may fluctuate significantly.

•	There is a risk that you may not receive distributions or that our distributions may not grow over time.

•	Provisions of our governing documents and the Maryland General Corporation Law could deter future takeover attempts and have an adverse impact on the price of our common stock.

•	Our common stock may trade at a discount to our net asset value per share.

•	Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.

•	The issuance of subscription rights, warrants or convertible debt that are exchangeable for our common stock will cause your economic interest and voting power in us to be diluted as a result of our offering of any such securities.

•	We may be unable to invest a significant portion of the net proceeds from this offering, which could harm our financial condition and operating results.

Corporate History and Information

We commenced operations on March 23, 2007 as GSC Investment Corp. and completed an initial public offering (“IPO”) of shares of our common stock on March 28, 2007. From the date we commenced operations until July 30, 2010, we were managed and advised by GSCP (NJ), L.P., an entity affiliated with GSC Group, Inc. In connection with the consummation of a recapitalization transaction on July 30, 2010, we engaged Saratoga Investment Advisors to replace GSCP (NJ), L.P. as our investment adviser and changed our name to Saratoga Investment Corp.

The recapitalization transaction consisted of (i) the private sale of 986,842 shares of our common stock for $15 million in aggregate purchase price to Saratoga Investment Advisors and certain of its affiliates and (ii) the entry into a senior secured revolving credit facility (“the Credit Facility”) with Madison Capital Funding LLC (“Madison Capital Funding”). We used the net proceeds from the private sale of shares of our common stock and a portion of the funds available to us under the Credit Facility with Madison Capital Funding to pay the full amount of principal and accrued interest, including default interest, outstanding under our revolving securitized credit facility with Deutsche Bank AG, New York Branch. Specifically, in July 2009, we had exceeded permissible borrowing limits under the revolving securitized credit facility with Deutsche Bank, which resulted in an event of default under the revolving securitized credit facility. As a result of the event of default, Deutsche Bank had the right to accelerate repayment of the outstanding indebtedness under the revolving securitized credit facility and to foreclose and liquidate the collateral pledged under the revolving securitized credit facility. The revolving securitized credit facility with Deutsche Bank was terminated in connection with our payment of all amounts outstanding thereunder on July 30, 2010. In January 2011, we registered for public resale by Saratoga Investment Advisors and certain of its affiliates the 986,842 shares of our common stock issued to them in the recapitalization.

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp SBIC, LP, received an SBIC license from the SBA.

Our corporate offices are located at 535 Madison Avenue, New York, New York 10022. Our telephone number is (212) 906-7800. We maintain a website on the Internet at www.saratogainvestmentcorp.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

THE OFFERING

We may offer, from time to time, up to $70,000,000 of our securities, on terms to be determined at the time of the offering. Our securities may be offered at prices and on terms to be disclosed in one or more prospectus supplements.

Our securities may be offered directly to one or more purchasers by us or through agents designated from time to time by us, or to or through underwriters or dealers. The prospectus supplement relating to the offering will disclose the terms of the offering, including the name or names of any agents or underwriters involved in the sale of our securities by us, the purchase price, and any fee, commission or discount arrangement between us and our agents or underwriters or among our underwriters or the basis upon which such amount may be calculated. See “Plan of Distribution.” We may not sell any of our securities directly or through agents, underwriters or dealers without delivery of a prospectus supplement describing the method and terms of the offering of our securities.

Set forth below is additional information regarding the offering of our securities:

Use of proceeds	We intend to use substantially all of the net proceeds from the sale of our securities to make investments in middle-market companies in accordance with our investment objective and strategies described in this prospectus, and for general corporate purposes. We may also use a portion of the net proceeds to reduce any of our outstanding borrowings. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. See “Use of Proceeds.”
Investment Advisory and Management Agreement	Saratoga Investment Advisors serves as our investment adviser. Our investment adviser was formed in 2010 as a Delaware limited liability company and became our investment advisor in July 2010. Subject to the overall supervision of our board of directors, Saratoga Investment Advisors manages our day-to-day operations and provides investment advisory and management services to us. Under the terms of the Management Agreement, Saratoga Investment Advisors:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	closes and monitors the investments we make; and

•	determines the securities and other assets that we purchase, retain or sell.

Pursuant to the Management Agreement with Saratoga Investment Advisors, we pay Saratoga Investment Advisors a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee.

The base management fee is paid quarterly in arrears, and equals 1.75% per annum of our gross assets (other than cash or cash equivalents but including assets purchased with borrowed funds) and calculated at the end of each fiscal quarter based on the average value of our gross assets (other than cash or cash equivalents but including assets purchased with borrowed funds) as of the end of such fiscal quarter and the end of the immediate prior fiscal quarter. Base management fees for any partial month or quarter are appropriately pro-rated.

The incentive fee has the following two parts:

The first part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding fiscal quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock or debt security, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with payment-in-kind interest, preferred stock with payment-in-kind dividends and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses or unrealized capital appreciation or depreciation. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less liabilities) at the end of the immediately preceding fiscal quarter, is compared to a “hurdle rate” of 1.875% per quarter, subject to a “catch up”. The base management fee is calculated prior to giving effect to the payment of any incentive fees.

We pay Saratoga Investment Advisors an incentive fee with respect to our pre-incentive fee net investment income in each fiscal quarter as follows: (A) no incentive fee in any fiscal quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate; (B) 100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.344% in any fiscal quarter is payable to Saratoga Investment Advisors; and (C) 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.344% in any fiscal quarter. We refer to the amount specified in clause (B) as the “catch-up.” The “catch-up” provision is intended to provide Saratoga Investment Advisors with an incentive fee of 20.0% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 2.344% in any fiscal quarter. There is no accumulation of amounts from quarter to quarter on either the hurdle rate or the parameters set by the “catch-up” mechanism or any clawback of amounts previously paid to Saratoga Investment Advisers if subsequent quarters are below the quarterly hurdle or the “catch-up” parameters. Furthermore, there is no delay of payment to Saratoga Investment Advisers if prior quarters are below the quarterly hurdle or “catch-up.” Notwithstanding the foregoing, with respect to any period ending on or prior to December 31, 2010, Saratoga Investment Advisors was only entitled to 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeded 1.875% in any fiscal quarter without any catch-up provision. These calculations are appropriately pro-rated when such calculations are applicable for any period of less than three months. See “Management Agreements”.

Administration Agreement	Pursuant to a separate administration agreement, Saratoga Investment Advisors, who also serves as our administrator, furnishes us with office facilities, equipment and clerical, book-keeping and record keeping services. Under the administration agreement, our administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain, preparing reports for our stockholders and reports required to be filed with the SEC. In addition, our administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement equal an amount based upon our allocable portion of our administrator’s overhead in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our officers and their respective staffs relating to the performance of services under this agreement (including travel expenses). Our allocable portion is based on the proportion that our total assets bears to the total assets administered or managed by our administrator. Under the administration agreement, our administrator also provides managerial assistance, on our behalf, to those portfolio companies who accept our offer of assistance. The administration agreement may be terminated by either party without penalty upon 60 days’ written notice to the other party. The amount payable by us under the administration agreement was capped at $1.0 million for the initial two year term that began on July 10, 2010, and for subsequent annual renewals of the agreement. On July 11, 2017, our board of directors approved the renewal of the administration agreement for an additional one-year term and determined to increase the cap on the payment or reimbursement of expenses by us thereunder to $1.75 million for the additional one-year term, effective August 1, 2017. See “Management Agreements”.

Distributions	Our distributions, if any, will be determined by our board of directors and paid out of assets legally available for distribution. Prior to January 2009, we paid quarterly distributions to our stockholders. However, in January 2009, we suspended the practice of paying quarterly distributions to our stockholders and only paid five dividend distributions (December 2013, 2012, 2011, 2010 and 2009) to our stockholders through December 2013, which distributions were made with a combination of cash and the issuance of shares of our common stock. On September 24, 2014, our board of directors adopted a new dividend policy pursuant to which we will begin to again pay a regular quarterly cash distributions to our shareholders. In this regard, most recently our board of directors declared a distribution in the amount of $0.49 per share for the fiscal quarter ended November 30, 2017. The distribution for the fiscal quarter ended November 30, 2017 had a payment date of December 27, 2017 to all stockholders of record at the close of business on December 15, 2017. As disclosed in the table under “Price Range of Common Stock and Distributions,” beginning on page 49 of this prospectus, our board of directors has continued to declare regular quarterly cash distribution, to our shareholders since adopting our new dividend policy.

Taxation	We elected to be treated for U.S. federal income tax purposes as a RIC under Subchapter M of the Code. Accordingly, we generally will not pay corporate-level U.S. federal income taxes on any net ordinary income or realized net capital gains that we distribute to our stockholders as dividends. To maintain our RIC tax treatment, we must meet specified source-of- income and asset diversification requirements and distribute annually at least 90% of our net ordinary income and realized net short-term capital gains in excess of realized net long-term capital losses, if any. Depending on the level of taxable income earned in a tax year, we may choose to carry forward taxable income in excess of current year distributions into the next tax year and pay a 4% excise tax on such income. Any such carryover taxable income must be distributed through a dividend declared prior to filing the final tax return related to the year which generated such taxable income. See “Certain U.S. Federal Income Tax Considerations.”

Dividend reinvestment plan	We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends. Stockholders who receive distributions in the form of our common stock will be subject to the same federal, state and local tax consequences as stockholders who elect to receive their distributions in cash, and will need to pay any such taxes from other sources in light of the fact that their distributions will be reinvested in additional shares of the Company’s common stock. See “Dividend Reinvestment Plan” for a description of the plan and information on how to “opt out” of the plan.

FEES AND EXPENSES

The following table is intended to assist you in understanding the costs and expenses that an investor in this offering will bear directly or indirectly. We caution you that some of the percentages indicated in the table below are estimates and may vary. Moreover, the information set forth below does not include any transaction costs and expenses that investors will incur in connection with each offering of our securities pursuant to this prospectus. As a result, investors are urged to read the “Fees and Expenses” table contained in any corresponding prospectus supplement to fully understanding the actual transaction costs and expenses they will incur in connection with each such offering. Except where the context suggests otherwise, whenever this prospectus contains a reference to fees or expenses paid by “you,” “us” or “Saratoga Investment Corp.,” or that “we” will pay fees or expenses, stockholders will indirectly bear such fees or expenses as investors in Saratoga Investment Corp.

Stockholder transaction expenses (as a percentage of offering price):
Sales load paid	— %	(1)
Offering expenses borne by us	— %	(2)
Dividend reinvestment plan expenses	None	(3)

Total stockholder transaction expenses paid	— %
Annual estimated expenses (as a percentage of average net assets attributable to common stock):
Management fees	3.4%	(4)
Incentive fees payable under the Management Agreement	2.1%	(5)
Interest payments on borrowed funds	6.0%	(6)
Other expenses	3.0%	(7)

Total annual expenses	14.5%	(8)

(1)	In the event that the shares of common stock to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will disclose the applicable sales load.
(2)	The prospectus supplement corresponding to each offering will disclose the applicable offering expenses and total stockholder transaction expenses.
(3)	The expenses associated with the administration of our dividend reinvestment plan are included in “Other expenses.” The participants in the dividend reinvestment plan will pay a pro rata share of brokerage commissions incurred with respect to open market purchases, if any, made by the administrator under the plan. For more details about the plan, see “Dividend Reinvestment Plan.”
(4)	Our base management fee under the Management Agreement with Saratoga Investment Advisors is based on our gross assets, which is defined as our total assets, including those acquired using borrowings for investment purposes, but excluding cash and cash equivalents. See “Investment Advisory and Management Agreement.” The fact that our base management fee is payable based upon our gross assets, rather than our net assets (i.e., total assets after deduction of any liabilities, including borrowings) means that our base management fee as a percentage of net assets attributable to common stock will increase when we utilize leverage.
(5)	The incentive fee consists of two parts. The first part is calculated and payable quarterly in arrears and equals 20% of our “pre-incentive fee net investment income” for the immediately preceding quarter, subject to a preferred return, or “hurdle,” and a “catch up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income (including any other fees, such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees that we receive from portfolio companies) accrued by us during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement described below, and any interest expense and dividends paid on any issued and outstanding preferred stock, but excluding the incentive fee).

The second part of the incentive fee is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Management Agreement) and equals 20% of our “incentive fee capital gains,” which equals our realized capital gains on a cumulative basis from May 31, 2010 through the end of the year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. Under the Management Agreement, the capital gains portion of the incentive fee is based on realized gains and realized and unrealized losses from May 31, 2010. Therefore, realized and unrealized losses incurred prior to such time will not be taken into account when calculating the capital gains portion of the incentive fee, and Saratoga Investment Advisors will be entitled to 20% of incentive fee capital gains that arise after May 31, 2010. In addition, the cost basis for computing realized gains and losses on investments held by us as of May 31, 2010 will equal the fair value of such investments as of such date. We estimate this as zero for purposes of this table as these fees are hard to predict, as they are based on capital gains and losses. See “Investment Advisory and Management Agreement.”

(6)	We may borrow funds from time to time to make investments to the extent we determine that the economic situation is conducive to doing so. The 6.0% figure in the table includes all expected borrowing costs in connection with the secured revolving credit facility we have with Madison Capital Funding LLC. The costs associated with our outstanding borrowings are indirectly borne by our stockholders. We do not expect to issue any preferred stock during the next twelve months and, therefore, have not included the cost of issuing and servicing preferred stock in the table. In addition, all of the commitment fees, interest expense, amortized financing costs of our Credit Facility, SBA debentures, and the 2023 Notes, and the fees and expenses of issuing and servicing any other borrowings or leverage that we expect to incur during the next twelve months are included in the table and expense example presentation below.
(7)	“Other expenses” are based on estimated amounts for the current fiscal year and include our overhead expenses, including payments under our administration agreement based on our allocable portion of overhead and other expenses incurred by Saratoga Investment Advisors in performing its obligations under the administration agreement. See “Administration Agreement.”
(8)	This figure includes all of the fees and expenses of our wholly-owned subsidiaries, Saratoga Investment Corp SBIC, LP and Saratoga Investment Funding LLC. Furthermore, this table reflects all of the fees and expenses borne by us with respect to our investment in Saratoga CLO.

Example

The following example demonstrates the projected dollar amount of total cumulative expenses over various periods with respect to a hypothetical investment in our common stock. In calculating the following expense amounts, we have assumed that we would have no additional leverage and our annual operating expenses would remain at the levels set forth in the table above. In the event that shares to which this prospectus relates are sold to or through underwriters, a corresponding prospectus supplement will restate this example to reflect the applicable sales load and offering expenses.

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment, assuming a 5% annual return on portfolio	$160	$505	$886	$2,016

This example and the expenses in the table above should not be considered a representation of our future expenses, and actual expenses (including the cost of debt, if any, and other expenses) may be greater or less than those shown.

The foregoing table is to assist you in understanding the various costs and expenses that an investor in our common stock will bear directly or indirectly. While the example assumes, as required by the SEC, a 5% annual return, our performance will vary and may result in a return greater or less than 5%. The example assumes that the 5% annual return is generated entirely through the realization of capital gains on our assets and, as a result, triggers the payment of an incentive fee on such capital gains under the Management Agreement. The “pre-incentive fee net investment income” under the Management Agreement, which, assuming a 5% annual return, would either not be payable or have an insignificant impact on the expense amounts shown above, is not included in the example. If we achieve sufficient returns on our investments, including through the realization of capital gains, to trigger an incentive fee of a material amount, our expenses, and returns to our investors, would be higher.

While the example assumes reinvestment of all dividends and distributions at net asset value, participants in our dividend reinvestment plan will receive a number of shares of our common stock, determined by dividing the total dollar amount of the dividend payable to a participant by either (i) the greater of (x) the net asset value of our common stock or (y) 95% of the market price per share of our common stock at the close of trading on the payment date fixed by our board of directors in the event that we use newly issued shares to satisfy the share requirements of the dividend reinvestment plan or (ii) the average purchase price, including any brokerage charges or other charges, of all shares of common stock purchased by the administrator of the dividend reinvestment plan in the event that shares are purchased in the open market to satisfy the share requirements of the dividend reinvestment plan, which may be at, above or below net asset value. See “Dividend Reinvestment Plan” for additional information regarding our dividend reinvestment plan.

SELECTED FINANCIAL AND OTHER DATA

The following selected financial and other data reflects the consolidated financial condition and the consolidated statement of operations of Saratoga as of and for the years ended February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014, and February 28, 2013. The selected financial and other data have been derived from our consolidated financial statements which have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report thereon is included in this registration statement. The financial information as of and for the nine months ended November 30, 2017 and 2016 was derived from our unaudited financial statements and related notes. In the opinion of management, all adjustments, consisting solely of normal recurring accruals, considered necessary for the fair presentation of financial statements for the interim periods, have been included. The data should be read in conjunction with our financial statements and notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included in this prospectus. The historical data is not necessarily indicative of results to be expected for any future period.

	Nine Months Ended November 30, 2017	Nine Months Ended November 30, 2016	Year Ended February 28, 2017	Year Ended February 29, 2016	Year Ended February 28, 2015	Year Ended February 28, 2014(5)	Year Ended February 28, 2013(5)
	(dollar amounts in thousands, except share and per share numbers)
Income Statement Data:
Interest and related portfolio income:
Interest	$25,839	$22,057	$29,348	$26,876	$24,688	$20,187	$14,450
Management fee and other income	2,648	2,742	3,778	3,179	2,687	2,706	2,557

Total interest and related portfolio income	28,487	24,799	33,157	30,050	27,375	22,893	17,007

Expenses:
Interest and debt financing expenses	8,245	7,107	9,888	8,456	7,375	6,084	2,540
Base management and incentive management fees(1)	7,298	5,981	7,846	6,761	6,705	4,266	4,710
Administrator expenses	1,208	992	1,367	1,175	1,000	1,000	1,000
Administrative and other	2,338	2,158		2,866	2,327	2,669	2,287
Expense reimbursement	—	—	—	—	—	—	—

Total operating expenses after reimbursements	19,091	16,238	21,997	19,258	17,407	14,019	10,537

Net investment income before income taxes	9,396	8,561	11,160	10,792	9,968	8,874	6,470
Income tax expenses, including excise tax expense (credit)	(15)	—	45	114	294	—	—
Loss on extinguishment of debt	—	—	1,455	—	—	—	—

Net investment income	$9,411	$8,561	$9,660	$10,678	$9,674	$8,874	$6,470

	Nine Months Ended November 30, 2017	Nine Months Ended November 30, 2016	Year Ended February 28, 2017	Year Ended February 29, 2016	Year Ended February 28, 2015	Year Ended February 28, 2014(5)	Year Ended February 28, 2013(5)	Year Ended February 29, 2012(5)
	(dollar amounts in thousands, except share and per share numbers)
Realized and unrealized gain (loss) on investments and derivatives:
Net realized gain (loss)	$(5,658)	$12,300	$12,368	$226	$3,276	$1,271	$431	$(12,186)
Net change in unrealized gain (loss)	8,394	(10,728)	(10,641)	741	(1,943)	(1,648)	7,143	19,760

Total net gain (loss)	2,736	1,572	1,727	967	1,333	(377)	7,574	7,574

Net increase (decrease) in net assets resulting from operations	$12,147	$10,133	$11,387	$11,645	$11,007	$8,497	$14,044	$12,811

Per Share:
Earnings (loss) per common share—basic and diluted(2)	$2.04	$1.77	$1.98	$2.09	$2.04	$1.73	$3.42	$3.73
Net investment income per share—basic and diluted(2)	$1.58	$1.49	$1.68	$1.91	$1.80	$1.80	$1.57	$1.52
Net realized and unrealized gain (loss) per share—basic and diluted(2)	$0.46	$0.28	$0.30	$0.18	$0.24	$(0.07)	$1.85	$2.21
Dividends declared per common share(3)	$1.41	$1.48	$1.93	$2.36	$0.40	$2.65	$4.25	$3.00
Dilutive impact of dividends paid in stock on net asset value per share(4)	$(0.02)	$(0.14)	$(0.14)	$(0.37)	$(0.02)	$(0.71)	$(1.40)	$(1.99)
Net asset value per share	$22.58	$22.21	$21.97	$22.06	$22.70	$21.08	$22.71	$24.94
Statement of Assets and Liabilities Data:
Investment assets at fair value	$338,838	$277,570	$292,661	$283,996	$240,538	$205,845	$155,080	$95,360
Total assets	$351,914	$305,533	$318,651	$295,047	$263,560	$215,168	$172,321	$124,291
Total debt outstanding	$204,309	$169,821	$181,476	$160,749	$136,900	$98,300	$60,300	$20,000
Stockholders’ equity	$138,846	$127,680	$127,295	$125,150	$122,599	$113,428	$107,438	$96,689
Net asset value per common share	$22.58	$22.21	$21.97	$22.06	$22.70	$21.08	$22.71	$24.94
Common shares outstanding at end of period	6,149,582	5,748,247	5,794,600	5,672,227	5,401,899	5,379,616	4,730,116	3,876,661
Other Data:
Investments funded	$86,877	$85,851	$126,935	$109,191	$104,872	$121,074	$71,596	$38,679
Principal collections related to investment repayments or sales	$45,555	$94,691	$121,159	$68,174	$73,257	$71,607	$21,488	$33,568
Number of investments at end of period	58	53	53	60	64	60	47	33
Weighted average yield of income producing debt investments—Non- control/ non-affiliate	10.92%	10.70%	10.71%	10.82%	11.07%	10.62%	11.26%	11.88%
Weighted average yield on income producing debt investments—Control	14.26%	12.23%	11.64%	16.40%	25.22%	18.55%	27.11%	20.17%

(1)	See note 6 in consolidated financial statements contained elsewhere herein.
(2)	For the nine months ended November 30, 2017 and November 30, 2016, amounts are calculated using weighted average common shares outstanding of 5,952,086 and 5,735,443, respectively. For the years ended February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014, and February 28, 2013, calculated using weighted average common shares outstanding of 5,740,450, 5,582,453, 5,385,049, 4,920,517, and 4,110,484, respectively.
(3)	Calculated using the shares outstanding at ex-dividend date.
(4)	Dilutive effect of the issuance of shares of common stock below net asset value per share in connection with the satisfaction of the Company’s annual RIC distribution requirement. See “Price Range of Common Stock and Distributions—Dividend Policy.”
(5)	During the year ended February 28, 2015, the Company identified errors related to the accounting for the capital gains portion of the incentive fee for the years ended February 28, 2014, February 28, 2013 and February 29, 2012, as well as the cumulative impact of these errors as of February 28, 2014. The Company assessed the materiality of these errors and concluded they were not material to any prior annual periods, but the cumulative impact of correcting them would be quantitatively material to the results of operations of the Company for the year ended February 28, 2015, if the entire adjustment was recorded in that period. The corrections for the errors are reflected in the selected financial and other data.

RISK FACTORS

Investing in our securities involves a number of significant risks. You should carefully consider these risks, together with all of the other information included in this prospectus, before making an investment in our securities. The risks set forth below are the principal risks with respect to the Company generally and with respect to business development companies, they may not be the only risks we face. This section nonetheless describes the principal risk factors associated with investment in the Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Company’s. If any of the risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, our net asset value and the trading price of our securities could decline and you may lose all or part of your investment.

Risks Related to Our Business and Structure

Market volatility and the condition of the debt and equity capital markets could negatively impact our financial condition and stock price.

Beginning in 2007, global credit and other financial markets began to suffer substantial stress, volatility, illiquidity and disruption. These forces reached extraordinary levels in 2008, resulting in the bankruptcy of, the acquisition of, or government intervention in the affairs of several major domestic and international financial institutions. In particular, the financial services sector was negatively impacted by significant write-offs as the value of the assets held by financial firms declined, impairing their capital positions and abilities to lend and invest. We believe that such value declines were exacerbated by widespread forced liquidations as leveraged holders of financial assets, faced with declining prices, were compelled to sell to meet margin requirements and maintain compliance with applicable capital standards. Such forced liquidations also impaired or eliminated many investors and investment vehicles, leading to a decline in the supply of capital for investment and depressed pricing levels for many assets. These events significantly diminished overall confidence in the debt and equity markets, engendered unprecedented declines in the values of certain assets, and caused extreme economic uncertainty. If market conditions similar to these were to recur, our assets could experience a similar decline in value, among other negative impacts to the company.

Since 2009, the global credit and other financial market conditions have improved as stability has increased throughout the international financial system and many public market indices have experienced positive total returns. However, the global macroeconomic environment and recovery from the downturn has been challenging and inconsistent. Instability in the global credit markets, the impact of periodic uncertainty regarding the U.S. federal budget, the instability in the geopolitical environment in many parts of the world, sovereign debt conditions in Europe and other disruptions may continue to put pressure on economic conditions in the U.S. and abroad. In June 2016, the United Kingdom held a referendum in which voters approved an exit from the European Union (“Brexit”) and, subsequently, on March 29, 2017, the U.K. government began the formal process of leaving the European Union. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), and especially in the United Kingdom and the European Union, and this uncertainty and instability may last indefinitely. Because of the election results in the U.K. in June 2017, there is increased uncertainty on the timing of Brexit. There is continued concern about national-level support for the Euro and the accompanying coordination of fiscal and wage policy among European Economic and Monetary Union member countries. In addition, the fiscal and monetary policies of foreign nations, such as Russia and China, may have a severe impact on the worldwide and U.S. financial markets.

As a result of the 2016 U.S. election, the Republican Party currently controls both the executive and legislative branches of government, which increases the likelihood that legislation may be adopted that could significantly affect the regulation of U.S. financial markets. Areas subject to potential change, amendment or repeal include the Dodd-Frank Act and the authority of the Federal Reserve and the Financial Stability Oversight Council. The United States may also potentially withdraw from or renegotiate various trade agreements and take other actions that would change current trade policies of the United States. We cannot predict which, if any, of these actions will be taken or, if taken, their effect on the financial stability of the United States. Such actions could have a significant adverse effect on our business, financial condition and results of operations. We cannot predict the effects of these or similar events in the future on the U.S. economy and securities markets or on our investments. We monitor developments and seek to manage our investments in a manner consistent with achieving our investment objective, but there can be no assurance that we will be successful in doing so.

We cannot predict how tax reform legislation will affect us, our investments, or our stockholders, and any such legislation could adversely affect our business.

Legislative or other actions relating to taxes could have a negative effect on us. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. The U.S. House of Representatives and U.S. Senate recently passed tax reform legislation, which the President recently signed into law. Such legislation has made many changes to the Code, including significant changes to the taxation of business entities, the deductibility of interest expense, and the tax treatment of capital investment. We cannot predict with certainty how any changes in the tax laws might affect us, our stockholders, or our portfolio investments. New legislation and any U.S. Treasury regulations, administrative interpretations or court decisions interpreting such legislation could significantly and negatively affect our ability to qualify for tax treatment as a RIC or the U.S. federal income tax consequences to us and our stockholders of such qualification, or could have other adverse consequences. Stockholders are urged to consult with their tax advisor regarding tax legislative, regulatory, or administrative developments and proposals and their potential effect on an investment in our securities.

We may be obligated to pay Saratoga Investment Advisors incentive fees even if we incur a net loss, or there is a decline in the value of our portfolio.

Saratoga Investment Advisors is entitled to incentive fees for each fiscal quarter in an amount equal to a percentage of the excess of our investment income for that quarter (before deducting incentive compensation, but net of operating expenses and certain other items) above a threshold return for that quarter. Our pre-incentive fee net investment income, for incentive compensation purposes, excludes realized and unrealized capital gains or losses that we may incur in the fiscal quarter, even if such capital gains or losses result in a net gain or loss on our consolidated statements of operations for that quarter. Thus, we may be required to pay Saratoga Investment Advisors incentive fees for a fiscal quarter even if there is a decline in the value of our portfolio or we incur a net loss for that quarter.

Under the terms of the Management Agreement, we may have to pay incentive fees to Saratoga Investment Advisors in connection with the sale of an investment that is sold at a price higher than the fair value of such investment on May 31, 2010, even if we incur a loss on the sale of such investment.

Incentive fees on capital gains paid to Saratoga Investment Advisors under the Management Agreement equals 20.0% of our “incentive fee capital gains,” which equals our realized capital gains on a cumulative basis from May 31, 2010 through the end of the fiscal year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. Under the Management Agreement, the capital gains portion of the incentive fee is based on realized gains and realized and unrealized losses from May 31, 2010. Therefore, realized and unrealized losses incurred prior to such time will not be taken into account when calculating the capital gains portion of the incentive fee, and Saratoga Investment Advisors will be entitled to 20.0% of the incentive fee capital gains that arise after May 31, 2010. In addition, the cost basis for computing realized gains and losses on investments held by us as of May 31, 2010 will equal the fair value of such investments as of such date. See our Form 10-Q for the quarter ended May 31, 2010 that was filed with the SEC on July 15, 2010 for the fair value and other information related to our investments as of such date. As a result, we may be required to pay incentive fees to Saratoga

Investment Advisors on the sale of an investment even if we incur a realized loss on such investment, so long as the investment is sold for an amount greater than its fair value as of May 31, 2010.

The way in which the base management and incentive fees under the Management Agreement is determined may encourage Saratoga Investment Advisors to take actions that may not be in our best interests.

The incentive fee payable by us to our investment adviser may create an incentive for it to make investments on our behalf that are risky or more speculative than would be the case in the absence of such compensation arrangement, which could result in higher investment losses, particularly during cyclical economic downturns. The way in which the incentive fee payable to our investment adviser is determined, which is calculated separately in two components as a percentage of the income (subject to a hurdle rate) and as a percentage of the realized gain on invested capital, may encourage our investment adviser to use leverage to increase the return on our investments or otherwise manipulate our income so as to recognize income in quarters where the hurdle rate is exceeded. Moreover, we pay Saratoga Investment Advisors a base management fee based on our total assets, including any investments made with borrowings, which may create an incentive for it to cause us to incur more leverage than is prudent, or not to repay our outstanding indebtedness when it may be advantageous for us to do so, in order to maximize its compensation. Under certain circumstances, the use of leverage may increase the likelihood of default, which would disfavor the holders of our securities.

The incentive fee payable by us to our investment adviser also may create an incentive for our investment adviser to invest on our behalf in instruments that have a deferred interest feature. Under these investments, we would accrue the interest over the life of the investment but would not receive the cash income from the investment until the end of the investment’s term, if at all. Our net investment income used to calculate the income portion of our incentive fee, however, includes accrued interest. Thus, a portion of the incentive fee would be based on income that we have not yet received in cash and may never receive in cash if the portfolio company is unable to satisfy such interest payment obligation to us. Consequently, while we may make incentive fee payments on income accruals that we may not collect in the future and with respect to which we do not have a “claw back” right against our investment adviser per se, the amount of accrued income written off in any period will reduce the income in the period in which such write-off was taken and may thereby reduce such period’s incentive fee payment.

In addition, Saratoga Investment Advisors receives a quarterly income incentive fee based, in part, on our pre-incentive fee net investment income, if any, for the immediately preceding calendar quarter. This income incentive fee is subject to a fixed quarterly hurdle rate before providing an income incentive fee return to Saratoga Investment Advisors. This fixed hurdle rate was determined when then current interest rates were relatively low on a historical basis. Thus, if interest rates rise, it would become easier for our investment income to exceed the hurdle rate and, as a result, more likely that Saratoga Investment Advisors will receive an income incentive fee than if interest rates on our investments remained constant or decreased. However, if we repurchase our outstanding debt securities, including our 6.75% Notes due 2023 (the “2023 Notes”) and such repurchase results in our recording a net gain or loss on the extinguishment of debt for financial reporting and tax purposes, such net gain or loss will not be included in our pre-incentive fee net investment income for purposes of determining the income incentive fee payable to our investment adviser under the Management Agreement.

Moreover, our investment adviser receives the incentive fee based, in part, upon net capital gains realized on our investments. Unlike the portion of the incentive fee based on income, there is no performance threshold applicable to the portion of the incentive fee based on net capital gains. As a result, our investment adviser may have a tendency to invest more in investments that are likely to result in capital gains as compared to income producing securities. Such a practice could result in our investing in more speculative securities than would otherwise be the case, which could result in higher investment losses, particularly during economic downturns.

Our board of directors will seek to ensure that Saratoga Investment Advisors is acting in our best interests and that any conflict of interest faced by Saratoga Investment Advisors in its capacity as our investment adviser does not negatively impact us.

The base management fee we pay to Saratoga Investment Advisors may induce it to influence our leverage, which may be contrary to our interest.

We pay Saratoga Investment Advisors a quarterly base management fee based on the value of our total assets (including any assets acquired with leverage). Accordingly, Saratoga Investment Advisors has an economic incentive to increase our leverage. Our board of directors monitors the conflicts presented by this compensation structure by approving the amount of leverage that we incur. If our leverage is increased, we will be exposed to increased risk of loss, bear the increase cost of issuing and servicing such senior indebtedness, and will be subject to any additional covenant restrictions imposed on us in an indenture or other instrument or by the applicable lender.

We employ leverage, which magnifies the potential for gain or loss on amounts invested and may increase the risk of investing in us.

Borrowings, also known as leverage, magnify the potential for gain or loss on amounts invested and, therefore, increase the risks associated with investing in us. We borrow from and issue senior debt securities to banks and other lenders that is secured by a lien on our assets. Holders of these senior securities have fixed dollar claims on our assets that are superior to the claims of the holders of our securities. Leverage is generally considered a speculative investment technique. Any increase in our income in excess of interest payable on our outstanding indebtedness would cause our net income to increase more than it would have had we not incurred leverage, while any decrease in our income would cause net income to decline more sharply than it would have had we not incurred leverage. Such a decline could negatively affect our ability to make common stock distributions or scheduled debt payments, including with respect to the 2023 Notes. There can be no assurance that our leveraging strategy will be successful.

Our outstanding indebtedness imposes, and additional debt we may incur in the future will likely impose, financial and operating covenants that restrict our business activities, including limitations that could hinder our ability to finance additional loans and investments or to make the distributions required to maintain our status as a RIC for tax purposes. A failure to add new debt facilities or issue additional debt securities or other evidences of indebtedness in lieu of or in addition to existing indebtedness could have a material adverse effect on our business, financial condition or results of operations.

As of November 30, 2017 there was $1.0 million of outstanding borrowings under the Credit Facility. As of November 30, 2017 we had issued $134.7 million SBA-guaranteed debentures and $74.5 million in aggregate principal amount of the 2023 Notes. On January 13, 2017, we redeemed the $61.8 million of outstanding 2020 Notes using the proceeds from the issuance of the 2023 Notes, leaving $9.8 million in net proceeds from the 2023 Notes offering. We may incur additional indebtedness in the future, including, but not limited to, borrowings under the Credit Facility or the issuance of additional debt securities in one or more public or private offerings, although there can be no assurance that we will be successful in doing so. Our ability to service our debt depends largely on our financial performance and is subject to prevailing economic conditions and competitive pressures. The amount of leverage that we employ at any particular time will depend on our management’s and our board of directors’ assessment of market and other factors at the time of any proposed borrowing.

Illustration. The following table illustrates the effect of leverage on returns from an investment in our common stock assuming various annual returns, net of expenses. The calculations in the table below are hypothetical and actual returns may be higher or lower than those appearing below:

Assumed Return on Our Portfolio(1)

(net of expenses)

	–10.0%	–5.0%	0.0%	5.0%	10.0%
Corresponding net return to common stockholder	-30.0%	-18.1%	-6.2%	5.7%	17.5%

(1)	Assumes $335.3 million in average total assets, $198.6 million in average debt outstanding, $133.1 million in average net assets and an average interest rate of 4.52%. Actual interest payments may be different.

Saratoga Investment Advisors’ liability is limited under the Management Agreement and we will indemnify Saratoga Investments Advisors against certain liabilities, which may lead it to act in a riskier manner on our behalf than it would when acting for its own account.

Saratoga Investment Advisors has not assumed any responsibility to us other than to render the services described in the Management Agreement. Pursuant to the Management Agreement, Saratoga Investment Advisors and its officers and employees are not liable to us for their acts under the Management Agreement absent willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties. We have agreed to indemnify, defend and protect Saratoga Investment Advisors and its officers and employees with respect to all damages, liabilities, costs and expenses resulting from acts of Saratoga Investment Advisors not arising out of willful misfeasance, bad faith, gross negligence or reckless disregard in the performance of their duties under the Management Agreement. These protections may lead Saratoga Investment Advisors to act in a riskier manner when acting on our behalf than it would when acting for its own account.

Substantially all of our assets are subject to security interests under our Credit Facility or claims of the SBA with respect to SBA-guaranteed debentures we may issue and if we default on our obligations thereunder, we may suffer adverse consequences, including the foreclosure on our assets.

Substantially all of our assets are pledged as collateral under the Credit Facility or are subject to a superior claim over the holders of our common stock or the 2023 Notes by the SBA pursuant to the SBA-guaranteed debentures. If we default on our obligations under the Credit Facility or the SBA-guaranteed debentures, Madison Capital Funding and/or the SBA may have the right to foreclose upon and sell, or otherwise transfer, the collateral subject to their security interests or superior claim. In such event, we may be forced to sell our investments to raise funds to repay our outstanding borrowings in order to avoid foreclosure and these forced sales may be at times and at prices we would not consider advantageous. Moreover, such deleveraging of our company could significantly impair our ability to effectively operate our business in the manner in which we have historically operated.

In addition, if Madison Capital Funding exercises its right to sell the assets pledged under the Credit Facility, such sales may be completed at distressed sale prices, thereby diminishing or potentially eliminating the amount of cash available to us after repayment of the amounts outstanding under the Credit Facility.

We are exposed to risks associated with changes in interest rates including potential effects on our cost of capital and net investment income.

General interest rate fluctuations and changes in credit spreads on floating rate loans may have a substantial negative impact on our investments and investment opportunities and, accordingly, may have a material adverse effect on our rate of return on invested capital. In addition, an increase in interest rates would make it more expensive to use debt to finance our investments. Decreases in credit spreads on debt that pays a floating rate of return would have an impact on the income generation of our floating rate assets. Trading prices for debt that pays a fixed rate of return tend to fall as interest rates rise. Trading prices tend to fluctuate more for fixed rate securities that have longer maturities. Although we have no policy governing the maturities of our investments, under current market conditions we expect that we will invest in a portfolio of debt generally having maturities of up to ten years. This means that we will be subject to greater risk (other things being equal) than an entity investing solely in shorter-term securities.

Because we may borrow to fund our investments, a portion of our net investment income may be dependent upon the difference between the interest rate at which we borrow funds and the interest rate at which we invest these funds. A portion of our investments will have fixed interest rates, while a portion of our borrowings will likely have floating interest rates. As a result, a significant change in market interest rates could have a material adverse effect on our net investment income. In periods of rising interest rates, our cost of funds could increase, which would reduce our net investment income. We may hedge against such interest rate fluctuations by using standard hedging instruments such as futures, options and forward contracts, subject to applicable legal requirements, including without limitation, all necessary registrations (or exemptions from registration) with the Commodity Futures Trading Commission. These activities may limit our ability to participate in the benefits of lower interest rates with respect to the hedged borrowings. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on our business, financial condition and results of operations.

There are significant potential conflicts of interest which could adversely impact our investment returns.

Our executive officers and directors, and the members of our investment adviser, serve or may serve as officers, directors or principals of entities that operate in the same or a related line of business as we do or of investment funds managed by our affiliates. Accordingly, they may have obligations to investors in those entities, the fulfillment of which might not be in the best interests of us or our stockholders. For example, Christian L. Oberbeck, our chief executive officer and managing member of our investment adviser, is the managing partner of Saratoga Partners, a middle market private equity investment firm. In addition, the principals of our investment adviser may manage other funds which may from time to time have overlapping investment objectives with those of us and accordingly invest in, whether principally or secondarily, asset classes similar to those targeted by us. If this should occur, the principals of our investment adviser will face conflicts of interest in the allocation of investment opportunities to us and such other funds. Although our investment professionals will endeavor to allocate investment opportunities in a fair and equitable manner, we and our common stockholders could be adversely affected in the event investment opportunities are allocated among us and other investment vehicles managed or sponsored by, or affiliated with, our executive officers, directors and investment adviser, and the members of our investment adviser.

Changes in laws or regulations governing our operations, or changes in the interpretation thereof, and any failure by us to comply with laws or regulations governing our operations may adversely affect our business.

We are subject to regulation at the local, state and federal levels. These laws and regulations, as well as their interpretation, may be changed from time to time. Any change in these laws or regulations, or their interpretation, or any failure by us to comply with these laws or regulations may adversely affect our business.

We are dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect the market price of our common stock and our ability to pay dividends.

Our business is dependent on our and third parties’ communications and information systems. Any failure or interruption of those systems, including as a result of the termination of an agreement with any third-party service providers, could cause delays or other problems in our activities. Our financial, accounting, data processing, backup or other operating systems and facilities may fail to operate properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control and adversely affect our business. There could be:

•	sudden electrical or telecommunications outages;

•	natural disasters such as earthquakes, tornadoes and hurricanes;

•	disease pandemics;

•	events arising from local or larger scale political or social matters, including terrorist acts; and

•	cyber-attacks.

These events, in turn, could have a material adverse effect on our operating results and negatively affect the market price of our common stock and our ability to pay dividends to our stockholders.

Cybersecurity risks and cyber incidents may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could negatively impact our business, results of operations or financial condition.

A cyber incident is considered to be any adverse event that threatens the confidentiality, integrity or availability of our information resources. These incidents may be an intentional attack or an unintentional event and could involve gaining unauthorized access to our information systems for purposes of misappropriating assets, stealing confidential information, corrupting data or causing operational disruption. The result of these incidents may include disrupted operations, misstated or unreliable financial data, liability for stolen information, misappropriation of assets, increased cybersecurity protection and insurance costs, litigation and damage to our business relationships. Any such attack could result in significant losses, reputational damage, litigation, regulatory fines or penalties, or otherwise adversely affect our business, financial condition or results of operations. In addition, we may be required to expend significant additional resources to modify our protective measures and to investigate and remediate vulnerabilities or other exposures arising from operational and security risks. We face risks posed to our information systems, both internal and those provided to us by third-party service providers. We, our Adviser and its affiliates have implemented processes, procedures and internal controls to help mitigate cybersecurity risks and cyber intrusions, but these measures, as well as our increased awareness of the nature and extent of a risk of a cyber-incident, may be ineffective and do not guarantee that a cyber-incident will not occur or that our financial results, operations or confidential information will not be negatively impacted by such an incident.

Third parties with which we do business (including those that provide services to us) may also be sources or targets of cybersecurity or other technological risks. We outsource certain functions and these relationships allow for the storage and processing of our information and assets, as well as certain investor, counterparty, employee and borrower information. While we engage in actions to reduce our exposure resulting from outsourcing, ongoing threats may result in unauthorized access, loss, exposure or destruction of data, or other cybersecurity incidents, with increased costs and other consequences, including those described above. Privacy and information security laws and regulation changes, and compliance with those changes, may also result in cost increases due to system changes and the development of new administrative processes.

Regulations governing our operation as a BDC will affect our ability to raise additional capital.

Our business requires a substantial amount of additional capital. We may acquire additional capital from the issuance of senior securities or other indebtedness or the issuance of additional shares of our common stock. However, we may not be able to raise additional capital in the future on favorable terms or at all. We may issue debt securities or preferred securities, which we refer to collectively as “senior securities,” and we may borrow money from banks or other financial institutions, up to the maximum amount permitted by the 1940 Act.

Under the provisions of the 1940 Act, we are permitted, as a BDC, to incur indebtedness or issue senior securities only in amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200.0% after such incurrence or issuance. Our ability to issue different types of securities is also limited. Compliance with these requirements may unfavorably limit our investment opportunities and reduce our ability in comparison to other companies to profit from favorable spreads between the rates at which we can borrow and the rates at which we can lend. As a business development company, therefore, we may need to issue equity more frequently than our privately owned competitors, which may lead to greater stockholder dilution. With respect to certain types of senior securities, we must make provisions to prohibit any dividend distribution to our stockholders or the repurchase of certain of our securities, unless we meet the applicable asset coverage ratios at the time of the dividend distribution or repurchase. If the value of our assets declines, we may be unable to satisfy the asset coverage test. If that happens, we may be required to liquidate a portion of our investments and repay a portion of our indebtedness at a time when such sales may be disadvantageous in order to make dividend distributions or repurchase certain of our securities.

We are not generally able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, or warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any commission or discount). If our common stock trades at a discount to net asset value, this restriction could adversely affect our ability to raise capital. We do not currently have stockholder approval of issuances below net asset value.

Pending legislation may allow us to incur additional leverage.

As a BDC, we are generally not permitted to incur indebtedness unless immediately after such borrowing we have an asset coverage for total borrowings of at least 200% (i.e., the amount of debt may not exceed 50% of the value of our assets). We have agreed in the covenant in the indenture governing the 2023 Notes not to violate this section of the 1940 Act, whether or not we continue to be subject to such provision, but giving effect, in either case, to any exemptive relief granted to us by the SEC. Legislation recently passed by the U.S. House of Representatives Financial Services Committee, if it becomes law, would modify this section of the 1940 Act and increase the amount of debt that business development companies may incur by modifying the asset coverage percentage from 200% to 150%. As a result, we may be able to incur additional indebtedness in the future and our stockholders may face increased risk.

The agreement governing our Credit Facility contains various covenants that, among other things, limits our discretion in operating our business and provides for certain minimum financial covenants.

The agreement governing the Credit Facility contains customary default provisions such as the termination or departure of certain “key persons” of Saratoga Investment Advisors, a material adverse change in our business and the failure to maintain certain minimum loan quality and performance standards. An event of default under the facility would result, among other things, in termination of the availability of further funds under the facility and an accelerated maturity date for all amounts outstanding under the facility, which would likely disrupt our business and, potentially, the portfolio companies whose loans we financed through the facility. This could reduce our revenues and, by delaying any cash payment allowed to us under the facility until the lender has been paid in full, reduce our liquidity and cash flow and impair our ability to grow our business and maintain our status as a RIC for tax purposes.

Each loan origination under the facility is subject to the satisfaction of certain conditions. We cannot assure you that we will be able to borrow funds under the facility at any particular time or at all.

We will be subject to corporate-level U.S. federal income tax if we fail to qualify as a RIC.

We intend to maintain our qualification as a RIC under the Code. As a RIC, we do not pay U.S. federal income taxes on our income (including realized gains) that is distributed to our stockholders, provided that we satisfy certain source of income, distribution and asset diversification requirements.

The source of income requirement is satisfied if we derive at least 90.0% of our annual gross income from interest, dividends, payments with respect to certain securities loans, gains from the sale or other disposition of securities or options thereon or foreign currencies, or other income derived with respect to our business of investing in such securities or currencies, and net income from interests in “qualified publicly traded partnerships,” as defined in the Code.

The annual distribution requirement is satisfied if we distribute to our stockholders on an annual basis an amount equal to at least 90.0% of our ordinary net taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, reduced by deductible expenses. We are subject to certain asset coverage ratio requirements under the 1940 Act and covenants under our borrowing agreements that could, under certain circumstances, restrict us from making distributions necessary to qualify as a RIC. In such case, if we are unable to obtain cash from other sources, we may fail to qualify as a RIC and, thus, may be subject to corporate-level income tax.

The diversification requirements will be satisfied if we diversify our holdings so that at the end of each quarter of the taxable year: (i) at least 50.0% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other regulated investment companies, and other securities if such other securities of any one issuer do not represent more than 5.0% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and (ii) no more than 25.0% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other regulated investment companies, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in certain publicly traded partnerships.

Failure to meet these tests may result in our having to (i) dispose of certain investments quickly or (ii) raise additional capital to prevent the loss of our RIC qualification. Because most of our investments will be in private companies, any such dispositions could be made at disadvantageous prices and may result in substantial losses. If we raise additional capital to satisfy the asset diversification requirements, it could take us time to invest such capital. During this period, we will invest the additional capital in temporary investments, such as cash and cash equivalents, which we expect will earn yields substantially lower than the interest income that we anticipate receiving in respect of investments in leveraged loans and mezzanine debt.

If we fail to qualify as a RIC for any reason, all of our taxable income will be subject to U.S. federal income tax at regular corporate rates. The resulting corporate taxes could substantially reduce our net assets, the amount of income available for distribution to our common stockholders or payment of our outstanding indebtedness including the 2023 Notes. Such a failure would have a material adverse effect on our results of operations and financial condition.

Because we intend to distribute between 90% and 100% of our income to our stockholders in connection with our election to be treated as a RIC, we will continue to need additional capital to finance our growth. If additional funds are unavailable or not available on favorable terms, our ability to grow will be impaired.

In order to qualify for the tax benefits available to RICs and to minimize corporate-level taxes, we intend to distribute to our stockholders between 90% and 100% of our annual taxable income, except that we may retain certain net capital gains for investment, and treat such amounts as deemed distributions to our stockholders. If we elect to treat any amounts as deemed distributions, we must pay income taxes at the corporate rate on such deemed distributions on behalf of our stockholders. As a result of these requirements, we will likely need to raise capital from other sources to grow our business. As a BDC, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which includes all of our borrowings and any outstanding preferred stock, of at least 200%. These requirements limit the amount that we may borrow. Because we will continue to need capital to grow our investment portfolio, these limitations may prevent us from incurring debt and require us to raise additional equity at a time when it may be disadvantageous to do so.

While we expect to be able to borrow and to issue additional debt and equity securities, we cannot assure you that debt and equity financing will be available to us on favorable terms, or at all. Also, as a BDC, we generally are not permitted to issue equity securities priced below net asset value without stockholder approval. If additional funds are not available to us, we could be forced to curtail or cease new investment activities, and our net asset value and share price could decline.

We may have difficulty paying our required distributions if we recognize income before or without receiving cash in respect of such income.

For U.S. federal income tax purposes, we may be required to recognize taxable income in circumstances in which we do not receive a corresponding payment in cash. For example, we may on occasion hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK or, in certain cases, increasing interest rates or issued with warrants) and we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. We may also have to include in income other amounts that we have not yet received in cash, such as deferred loan origination fees that are paid after origination of the loan or are paid in non-cash compensation such as warrants or stock. In addition, we may be required to accrue for U.S. federal income tax purposes amounts attributable to our investment in Saratoga CLO, a collateralized loan obligation fund, that may differ from the distributions paid in respect of our investment in the subordinated notes of such collateralized loan obligation fund because of the factors set forth above or because distributions on the subordinated notes are contractually required to be diverted for reinvestment or to pay down outstanding indebtedness.

Because any original issue discount or other amounts accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the annual distribution requirement, even though we will not have received any corresponding cash amount. As a result, we may have difficulty meeting the annual distribution requirement necessary to obtain and maintain RIC tax treatment under the Code. We may have to sell some of our investments at times and/or at prices we would not consider advantageous, raise additional debt or equity capital or forgo new investment opportunities for this purpose. If we are not able to obtain cash from other sources, we may fail to qualify for RIC tax treatment and thus become subject to corporate-level income tax.

Our ability to enter into transactions with our affiliates is restricted.

Because we have elected to be treated as a BDC, we are prohibited under the 1940 Act from participating in certain transactions with certain of our affiliates without the prior approval of our independent directors and, in some cases, the SEC. Any person that owns, directly or indirectly, 5.0% or more of our outstanding voting securities is our affiliate for purposes of the 1940 Act and we are generally prohibited from buying or selling any securities (other than our securities) from or to such affiliate, absent the prior approval of our independent directors. The 1940 Act also prohibits certain “joint” transactions with certain of our affiliates, which could include investments in the same portfolio company, without prior approval of our independent directors and, in some cases, the SEC. If a person acquires more than 25.0% of our voting securities, we are prohibited from buying or selling any security (other than any security of which we are the issuer) from or to such person or certain of that person’s affiliates, or entering into prohibited joint transactions with such person, absent the prior approval of the SEC. Similar restrictions limit our ability to transact business with our officers, directors or investment adviser or their affiliates. As a result of these restrictions, we may be prohibited from buying or selling any security (other than any security of which we are the issuer) from or to any portfolio company of a private equity fund managed by our investment adviser without the prior approval of the SEC, which may limit the scope of investment opportunities that would otherwise be available to us.

We operate in a highly competitive market for investment opportunities.

A number of entities compete with us to make the types of investments that we make in private middle market companies. We compete with other BDCs, public and private funds (including SBICs), commercial and investment banks, commercial financing companies, insurance companies, high-yield investors, hedge funds, and, to the extent they provide an alternative form of financing, private equity funds. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than us. Some competitors may have a lower cost of funds and access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments that could allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. As a result of this competition, we may not be able to take advantage of attractive investment opportunities from time to time, and we cannot assure you that we will be able to identify and make investments that meet our investment objective.

We do not seek to compete primarily based on the interest rates we offer and we believe that some of our competitors may make loans with interest rates that are comparable to or lower than the rates we offer.

We may lose investment opportunities if we do not match our competitors’ pricing, terms and structure. If we match our competitors’ pricing, terms and structure, we may experience decreased net interest income and increased risk of credit loss. As a result of operating in such a competitive environment, we may make investments that are on better terms to our portfolio companies than we originally anticipated, which may impact our return on these investments.

Economic recessions or downturns could impair the ability of our portfolio companies to repay loans and harm our operating results.

Many of our portfolio companies may be susceptible to economic slowdowns or recessions and may be unable to repay our debt investments during these periods. Therefore, our non-performing assets are likely to increase and the value of our portfolio is likely to decrease during these periods. Adverse economic conditions also may decrease the value of collateral securing some of our debt investments and the value of our equity investments. Economic slowdowns or recessions could lead to financial losses in our portfolio and a decrease in revenues, net income and assets. Unfavorable economic conditions also could increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events could prevent us from adding to our investment portfolio, cause us to receive a reduced level of interest income from our portfolio companies and/or reduce the fair market value of our investments. Any of the foregoing events could adversely affect our distributable income and have a material adverse effect on our operating results.

A portfolio company’s failure to satisfy financial or operating covenants imposed by us or other lenders could lead to defaults and, potentially, acceleration of the time when the debt investments are due and foreclosure on its secured assets, which could trigger cross-defaults under other agreements and jeopardize the portfolio company’s ability to meet its obligations under the debt that we hold. We may incur additional expenses to the extent necessary to seek recovery upon default or to negotiate new terms with a defaulting portfolio company. In addition, if one of our portfolio companies were to go bankrupt, depending on the facts and circumstances, including the extent to which we actually provided significant managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holdings and subordinate all or a portion of our claim to that of other creditors.

We are a non-diversified investment company within the meaning of the 1940 Act, and therefore we are not limited with respect to the proportion of our assets that may be invested in securities of a single issuer.

We are classified as a non-diversified investment company within the meaning of the 1940 Act, which means that we are not limited by the 1940 Act with respect to the proportion of our assets that we may invest in securities of a single issuer. Although we seek to maintain a diversified portfolio in accordance with our business strategies, to the extent that we assume large positions in the securities of a small number of issuers, our net asset value may fluctuate to a greater extent than that of a diversified investment company as a result of changes in the financial condition or the market’s assessment of the issuer. We may also be more susceptible to any single economic or regulatory occurrence than a diversified investment company. Beyond our RIC asset diversification requirements, we do not have fixed guidelines for diversification, and our investments could be concentrated in relatively few portfolio companies.

Our financial condition and results of operations depend on our ability to manage future investments effectively.

Our ability to achieve our investment objective depends on our ability to acquire suitable investments and monitor and administer those investments, which depends, in turn, on Saratoga Investment Advisors’ ability to identify, invest in and monitor companies that meet our investment criteria.

Accomplishing this result on a cost-effective basis is largely a function of Saratoga Investment Advisors’ structuring of the investment process and its ability to provide competent, attentive and efficient service to us. Our executive officers and the officers and employees of Saratoga Investment Advisors have substantial responsibilities in connection with their roles at Saratoga Partners as well as responsibilities under the Management Agreement. They may also be called upon to provide managerial assistance to our portfolio companies. These demands on their time, which will increase as the number of investments grow, may distract them or slow the rate of investment. In order to grow, Saratoga Investment Advisors may need to hire, train, supervise and manage new employees. However, we cannot assure you that any such employees will contribute to the work of Saratoga Investment Advisors. Any failure to manage our future growth effectively could have a material adverse effect on our business and financial condition.

We may experience fluctuations in our quarterly and annual results.

We could experience fluctuations in our quarterly operating results due to a number of factors, including the interest rate payable on the debt investments we make, the default rate on such investments, the level of our expenses, variations in and the timing of the recognition of realized and unrealized gains or losses changes in our portfolio composition, the degree to which we encounter competition in our markets and general economic conditions. As a result of these factors, results for any period should not be relied upon as being indicative of performance in future periods. In addition, any of these factors could negatively impact our ability to achieve our investment objectives, which may cause the net asset value of our common stock to decline.

Substantially all of our portfolio investments are recorded at fair value as approved in good faith by our board of directors; such valuations are inherently uncertain and may be materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

Substantially all of our portfolio is, and we expect will continue to be, comprised of investments that are not publicly traded. The value of investments that are not publicly traded may not be readily determinable. We value these investments quarterly at fair value as approved in good faith by our board of directors. Where appropriate, Saratoga Investment Advisors may utilize the services of an independent valuation firm to aid it in determining fair value. The types of factors that may be considered in valuing our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments and its earnings, the markets in which the portfolio company does business, market yield trend analysis, comparison to publicly traded companies, discounted cash flow and other relevant factors. Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, may fluctuate over short periods of time and may be based on estimates, our determinations of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event our portfolio companies default on their indebtedness.

We make unsecured debt investments in portfolio companies. Unsecured debt investments are unsecured and junior to other indebtedness of the portfolio company. As a consequence, the holder of an unsecured debt investment may lack adequate protection in the event the portfolio company becomes distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event the portfolio company defaults on its indebtedness. In addition, unsecured debt investments of middle-market companies are often highly illiquid and in adverse market conditions may experience steep declines in valuation even if they are fully performing.

If we invest in the securities and other obligations of distressed or bankrupt companies, such investments may be subject to significant risks, including lack of income, extraordinary expenses, uncertainty with respect to satisfaction of debt, lower-than expected investment values or income potentials and resale restrictions.

We are authorized to invest in the securities and other obligations of distressed or bankrupt companies. At times, distressed debt obligations may not produce income and may require us to bear certain extraordinary expenses (including legal, accounting, valuation and transaction expenses) in order to protect and recover our investment. Therefore, to the extent we invest in distressed debt, our ability to achieve current income may be diminished which may affect our ability to make distributions on our common stock or make interest and principal payments of the 2023 Notes.

We also will be subject to significant uncertainty as to when and in what manner and for what value the distressed debt we invest in will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the distressed debt securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or plan of reorganization is adopted with respect to distressed debt held by us, there can be no assurance that the securities or other assets received by us in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made.

Moreover, any securities received by us upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of our participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of distressed debt, we may be restricted from disposing of such securities if we are in possession of material non-public information relating to the issuer.

Second priority liens on collateral securing loans that we make to our portfolio companies may be subject to control by senior creditors with first priority liens. If there is a default, the value of the collateral may not be sufficient to repay in full both the first priority creditors and us.

Certain loans that we make to portfolio companies will be secured on a second priority basis by the same collateral securing senior secured debt of such companies. The first priority liens on the collateral will secure the portfolio company’s obligations under any outstanding senior debt and may secure certain other future debt that may be permitted to be incurred by the company under the agreements governing the loans. The holders of obligations secured by the first priority liens on the collateral will generally control the liquidation of and be entitled to receive proceeds from any realization of the collateral to repay their obligations in full before us. In addition, the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. There can be no assurance that the proceeds, if any, from the sale or sales of all of the collateral would be sufficient to satisfy the loan obligations secured by the second priority liens after payment in full of all obligations secured by the first priority liens on the collateral. If such proceeds are not sufficient to repay amounts outstanding under the loan obligations secured by the second priority liens, then we, to the extent not repaid from the proceeds of the sale of the collateral, will only have an unsecured claim against the company’s remaining assets, if any.

The rights we may have with respect to the collateral securing the loans we make to our portfolio companies with senior debt outstanding may also be limited pursuant to the terms of one or more intercreditor agreements that we enter into with the holders of senior debt. Under such an intercreditor agreement, at any time that obligations that have the benefit of the first priority liens are outstanding, any of the following actions that may be taken with respect to the collateral will be at the direction of the holders of the obligations secured by the first priority liens: the ability to cause the commencement of enforcement proceedings against the collateral; the ability to control the conduct of such proceedings; the approval of amendments to collateral documents; releases of liens on the collateral; and waivers of past defaults under collateral documents. We may not have the ability to control or direct such actions, even if our rights are adversely affected.

The lack of liquidity in our investments may adversely affect our business.

We primarily make investments in private companies. A portion of these securities may be subject to legal and other restrictions on resale, transfer, pledge or other disposition or will otherwise be less liquid than publicly traded securities. The illiquidity of our investments may make it difficult for us to sell such investments if the need arises. In addition, if we are required to liquidate all or a portion of our portfolio quickly, we may realize significantly less than the value at which we have previously recorded our investments. In addition, we may face other restrictions on our ability to liquidate an investment in a business entity to the extent that we or our investment adviser has or could be deemed to have material non-public information regarding such business entity.

The debt securities in which we invest are subject to credit risk and prepayment risk.

An issuer of a debt security may be unable to make interest payments and repay principal. We could lose money if the issuer of a debt obligation is, or is perceived to be, unable or unwilling to make timely principal and/or interest payments, or to otherwise honor its obligations. The downgrade of a security by rating agencies may further decrease its value.

Certain debt instruments may contain call or redemption provisions which would allow the issuer thereof to prepay principal prior to the debt instrument’s stated maturity. This is known as prepayment risk. Prepayment risk is greater during a falling interest rate environment as issuers can reduce their cost of capital by refinancing higher interest debt instruments with lower interest debt instruments. An issuer may also elect to refinance their debt instruments with lower interest debt instruments if the credit standing of the issuer improves. To the extent debt securities in our portfolio are called or redeemed, we may receive less than we paid for such security and we may be forced to reinvest in lower yielding securities or debt securities of issuers of lower credit quality.

Our investment in Saratoga CLO constitutes a leveraged investment in a portfolio of predominantly senior secured first lien term loans and is subject to additional risks and volatility.

At November 30, 2017, our investment in the subordinated notes of Saratoga CLO, a collateralized loan obligation fund, had a fair value of $11.0 million and constituted 3.7% of our portfolio. This investment constitutes a first loss position in a portfolio that, as of November 30, 2017, was composed of $297.1 million in aggregate principal amount of primarily senior secured first lien term loans and $13.0 million in uninvested cash. A first loss position means that we will suffer the first economic losses if the value of Saratoga CLO decreases. First loss positions typically carry a higher risk and earn a higher yield. Interest payments generated from this portfolio will be used to pay the administrative expenses of Saratoga CLO and interest on the debt issued by Saratoga CLO before paying a return on the subordinated notes. Principal payments will be similarly applied to pay administrative expenses of Saratoga CLO and for reinvestment or repayment of Saratoga CLO debt before paying a return on, or repayment of, the subordinated notes. In addition, 80.0% of our fixed management fee and 100.0% our incentive management fee for acting as the collateral manager of Saratoga CLO is subordinated to the payment of interest and principal on Saratoga CLO debt. Any losses on the portfolio will accordingly reduce the cash flow available to pay these management fees and provide a return on, or repayment of, our investment. Depending on the amount and timing of such losses, we may experience smaller than expected returns and, potentially, the loss of our entire investment.

As the manager of the portfolio of Saratoga CLO we will have some ability to direct the composition of the portfolio, but our discretion is limited by the terms of the debt issued by Saratoga CLO which may limit our ability to make investments that we feel are in the best interests of the subordinated notes, and the availability of suitable investments. The performance of Saratoga CLO’s portfolio is also subject to many of the same risks sets forth in this prospectus with respect to portfolio investments in leveraged loans.

In the event that a bankruptcy court orders the substantive consolidation of us with Saratoga CLO, the creditors of Saratoga CLO, including the holders of $297.1 million aggregate principal amount of debt, as of November 30, 2017 issued by Saratoga CLO, would have claims against the consolidated bankruptcy estate, which would include our assets.

We believe that we have observed and will observe certain formalities and operating procedures that are generally recognized requirements for maintaining our separate existence and that our assets and liabilities can be readily identified as distinct from those of Saratoga CLO. However, we cannot assure you that a bankruptcy court would agree in the event that we or Saratoga CLO became a debtor in connection with a bankruptcy proceeding. If a bankruptcy court concludes that substantive consolidation of us with Saratoga CLO is warranted, the creditors of Saratoga CLO, including the holders of $297.1 million aggregate principal amount of debt, as of November 30, 2017 issued by Saratoga CLO, would have claims against the consolidated bankruptcy estate. Substantive consolidation means that our assets are placed in a single bankruptcy estate with those of Saratoga CLO, rather than kept separate, and that the creditors of Saratoga CLO have a claim against that single estate (including our assets), as opposed to retaining their claims against only Saratoga CLO.

Our investments in Saratoga CLO are typically broadly syndicated loans that have a different risk profile than would direct investments made by us, including less information available and fewer rights regarding repayment compared to companies we invest in directly as well as complicated accounting and tax implications.

Due to our investments in the Saratoga CLO being primarily broadly syndicated loans, there may be less information available to us on those companies as compared to most investments that we make directly. For example, we will typically have fewer rights relating to how such companies manage their cash flow to repay debt, the inclusion of protective covenants, default penalties, lien protection, change of control provisions and board observation rights in deal terms, and our general ability to oversee the company’s operations. Our investment in Saratoga CLO is also subject to the risk of leverage associated with the debt issued by Saratoga CLO and the repayment priority of senior debt holders in Saratoga CLO.

The accounting and tax implications of such investments are complicated. In particular, reported earnings from the equity tranche investment of Saratoga CLO are recorded under U.S. generally accepted accounting principles (“U.S. GAAP”) based upon an effective yield calculation. Current taxable earnings on these investments, however, will generally not be determinable until after the end of the fiscal year of Saratoga CLO that ends within the Company’s fiscal year, even though the investment is generating cash flow. In general, the tax treatment of investment in Saratoga CLO may result in higher distributable earnings in the early years and a capital loss at maturity, while for reporting purposes the totality of cash flows are reflected in a constant yield to maturity.

The senior loan portfolio of Saratoga CLO is concentrated in a limited number of industries or borrowers, which may subject Saratoga CLO, and in turn us, to a risk of significant loss if there is a downturn in a particular industry in which Saratoga CLO is concentrated.

Saratoga CLO has senior loan portfolios that are concentrated in a limited number of industries or borrowers. A downturn in any particular industry or borrower in which Saratoga CLO is heavily invested may subject Saratoga CLO, and in turn us, to a risk of significant loss and could significantly impact the aggregate returns we realize. If an industry in which Saratoga CLO is heavily invested suffers from adverse business or economic conditions, a material portion of our investment in Saratoga CLO could be affected adversely, which, in turn, could adversely affect our financial position and results of operations. For example, as of November 30, 2017, Saratoga CLO’s investments in the business services industry represented approximately 13.9% of the fair value of Saratoga CLO’s portfolio. Companies in the business services industry are subject to general economic downturns and business cycles, and will often suffer reduced revenues and rate pressures during periods of economic uncertainty. In addition, investments in the healthcare & pharmaceuticals industry represented approximately 11.3% of the fair value of Saratoga CLO’s portfolio. Changes in healthcare or other laws and regulations applicable to the businesses of some of the companies in which Saratoga CLO invests may occur that could increase their compliance and other costs of doing business, require significant systems enhancements, or render their products or services less profitable or obsolete, any of which could have a material adverse effect on their results of operations. There has also been an increased political and regulatory focus on healthcare laws in recent years, and new legislation could have a material effect on the business and operations of companies in which Saratoga CLO invests.

The application of the risk retention rules to CLOs may have broader effects on the CLO and loan markets in general, potentially resulting in fewer or less desirable investment opportunities for Saratoga CLO.

Section 941 of the Dodd-Frank Act added a provision to the Securities Exchange Act of 1934, as amended, requiring the seller, sponsor or securitizer of a securitization vehicle to retain no less than five percent of the credit risk in assets it sells into a securitization and prohibits such securitizer from directly or indirectly hedging or otherwise transferring the retained credit risk. The responsible federal agencies adopted final rules implementing these restrictions on October 22, 2014. These rules will become effective with respect to CLOs two years after publication in the Federal Register. Under the final rules, the asset manager of a CLO would be considered the sponsor of a securitization vehicle and would be required to retain five percent of the credit risk in the CLO, which may be retained horizontally in the equity tranche of the CLO or vertically as a five percent interest in each tranche of the securities issued by the CLO. Although the final rules contain an exemption from such requirements for the asset manager of a CLO if, among other things, the originator or lead arranger of all of the loans acquired by the CLO retain such risk at the asset level and, at origination of such asset, takes a loan tranche of at least 20% of the aggregate principal balance, it is possible that the originators and lead arrangers of loans in this market will not agree to assume this risk or provide such retention at origination of the asset in a manner that would provide meaningful relief from the risk retention requirements for CLO managers.

We believe that the U.S. risk retention requirements imposed for CLO managers under Section 941 of the Dodd-Frank Act has created some uncertainty in the market in regard to future CLO issuance. Given that certain CLO managers may require capital provider partners to satisfy this requirement beginning on December 24, 2016, we believe that this may create additional opportunities (and additional risks) for us in the future.

Failure by Saratoga CLO to satisfy certain financial covenants may entitle senior debtholders to additional payments, which may harm our operating results by reducing payments we would otherwise be entitled to receive from Saratoga CLO.

The failure by Saratoga CLO to satisfy certain financial covenants, specifically those with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to us. In the event that Saratoga CLO failed these certain tests, senior debt holders may be entitled to additional payments that would, in turn, reduce the payments we would otherwise be entitled to receive. Separately, we may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with Saratoga CLO or any other investment we may make. If any of these occur, it could materially and adversely affect our operating results and cash flows.

Available information about privately held companies is limited.

We invest primarily in privately-held companies. Generally, little public information exists about these companies, and we are required to rely on the ability of our investment adviser’s investment professionals to obtain adequate information to evaluate the potential returns from investing in these companies. These companies and their financial information are not subject to the Sarbanes-Oxley Act of 2002 and other rules that govern public companies. If we are unable to uncover all material information about these companies, we may not make a fully informed investment decision, and we may lose money on our investments.

When we are a debt or minority equity investor in a portfolio company, we may not be in a position to control the entity, and its management may make decisions that could decrease the value of our investment.

We make both debt and minority equity investments; therefore, we are subject to the risk that a portfolio company may make business decisions with which we disagree, and the stockholders and management of such company may take risks or otherwise act in ways that do not serve our interests. As a result, a portfolio company may make decisions that could decrease the value of our portfolio holdings.

Our portfolio companies may incur debt or issue equity securities that rank equally with, or senior to, our investments in such companies.

Our portfolio companies usually will have, or may be permitted to incur, other debt, or issue other equity securities that rank equally with, or senior to, our investments. By their terms, such instruments may provide that the holders are entitled to receive payment of dividends, interest or principal on or before the dates on which we are entitled to receive payments in respect of our investments. These debt instruments will usually prohibit the portfolio companies from paying interest on or repaying our investments in the event and during the continuance of a default under such debt. Also, in the event of insolvency, liquidation, dissolution, reorganization or bankruptcy of a portfolio company, holders of securities ranking senior to our investment in that portfolio company would typically be entitled to receive payment in full before we receive any distribution in respect of our investment. After repaying such holders, the portfolio company may not have any remaining assets to use for repaying its obligation to us. In the case of debtor ranking equally with our investments, we would have to share on an equal basis any distributions with other holders in the event of an insolvency, liquidation, dissolution, reorganization or bankruptcy of the relevant portfolio company. Any such limitations on the ability of our portfolio companies to make principal or interest payments to us, if at all, may reduce our net asset value and have a negative material adverse impact to our business, financial condition and results of operation.

There may be circumstances where our debt investments could be subordinated to claims of other creditors or we could be subject to lender liability claims.

If one of our portfolio companies were to go bankrupt, even though we may have structured our interest as senior debt, depending on the facts and circumstances, including the extent to which we actually provided managerial assistance to that portfolio company, a bankruptcy court might re-characterize our debt holding and subordinate all or a portion of our claim to that of other creditors. In addition, lenders can be subject to lender liability claims for actions taken by them where they become too involved in the borrower’s business or exercise control over the borrower. It is possible that we could become subject to a lender’s liability claim, including as a result of actions taken if we actually render significant managerial assistance.

Investments in equity securities involve a substantial degree of risk.

We purchase common stock and other equity securities. Although equity securities have historically generated higher average total returns than fixed-income securities over the long-term, equity securities also have experienced significantly more volatility in those returns and in recent years have significantly underperformed relative to fixed-income securities. The equity securities we acquire may fail to appreciate and may decline in value or become worthless and our ability to recover our investment will depend on our portfolio company’s success. Investments in equity securities involve a number of significant risks, including:

•	any equity investment we make in a portfolio company could be subject to further dilution as a result of the issuance of additional equity interests and to serious risks as a junior security that will be subordinate to all indebtedness or senior securities in the event that the issuer is unable to meet its obligations or becomes subject to a bankruptcy process;

•	to the extent that the portfolio company requires additional capital and is unable to obtain it, we may not recover our investment in equity securities; and

•	in some cases, equity securities in which we invest will not pay current dividends, and our ability to realize a return on our investment, as well as to recover our investment, will be dependent on the success of our portfolio companies. Even if the portfolio companies are successful, our ability to realize the value of our investment may be dependent on the occurrence of a liquidity event, such as a public offering or the sale of the portfolio company. It is likely to take a significant amount of time before a liquidity event occurs or we can sell our equity investments. In addition, the equity securities we receive or invest in may be subject to restrictions on resale during periods in which it could be advantageous to sell.

There are special risks associated with investing in preferred securities, including:

•	preferred securities may include provisions that permit the issuer, at its discretion, to defer distributions for a stated period without any adverse consequences to the issuer. If we own a preferred security that is deferring its distributions, we may be required to report income for tax purposes even though we have not received any cash payments in respect of such income;

•	preferred securities are subordinated with respect to corporate income and liquidation payments, and are therefore subject to greater risk than debt;

•	preferred securities may be substantially less liquid than many other securities, such as common securities or U.S. government securities; and

•	preferred security holders generally have no voting rights with respect to the issuing company, subject to limited exceptions.

Our investments in foreign debt, including that of emerging market issuers, may involve significant risks in addition to the risks inherent in U.S. investments.

Although there are limitations on our ability to invest in foreign debt, we may, from time to time, invest in debt of foreign companies, including the debt of emerging market issuers. Investing in foreign companies may expose us to additional risks not typically associated with investing in U.S. companies. These risks include changes in exchange control regulations, political and social instability, expropriation, imposition of foreign taxes, less liquid markets and less available information than is generally the case in the United States, higher transaction costs, less government supervision of exchanges, brokers and issuers, less developed bankruptcy laws, difficulty in enforcing contractual obligations, lack of uniform accounting and auditing standards and greater price volatility. Investments in the debt of emerging market issuers may subject us to additional risks such as inflation, wage and price controls, and the imposition of trade barriers. Furthermore, economic conditions in emerging market countries are, to some extent, influenced by economic and securities market conditions in other emerging market countries. Although economic conditions are different in each country, investors’ reaction to developments in one country can have effects on the debt of issuers in other countries.

Although most of our investments will be U.S. dollar-denominated, our investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation, and political developments. We may employ hedging techniques to minimize these risks, but we cannot assure you that we will fully hedge against these risks or that such strategies will be effective. As a result, a change in currency exchange rates may adversely affect our profitability.

We may expose ourselves to risks if we engage in hedging transactions.

We may utilize instruments such as forward contracts, currency options and interest rate swaps, caps, collars and floors to seek to hedge against fluctuations in the relative values of our portfolio positions from changes in currency exchange rates and market interest rates. Use of these hedging instruments may expose us to counter-party credit risk. Hedging against a decline in the values of our portfolio positions does not eliminate the possibility of fluctuations in the values of such positions or prevent losses if the values of such positions decline. However, such hedging can establish other positions designed to gain from those same developments, thereby offsetting the decline in the value of such portfolio positions. Such hedging transactions may also limit the opportunity for gain if the values of the underlying portfolio positions should increase. Moreover, it may not be possible to hedge against an exchange rate or interest rate fluctuation that is so generally anticipated that we are not able to enter into a hedging transaction at an acceptable price.

The success of our hedging transactions will depend on our ability to correctly predict movements in currencies and interest rates. Therefore, while we may enter into such transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if we had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, we may not seek to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent us from achieving the intended hedge and expose us to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not entirely related to currency fluctuations. To the extent we engage in hedging transactions, we also face the risk that counterparties to the derivative instruments we hold may default, which may expose us to unexpected losses from positions where we believed that our risk had been appropriately hedged.

Our board of directors may change our investment objective, operating policies and strategies without prior notice or stockholder approval, the effects of which may be adverse.

Our board of directors has the authority to modify or waive our current investment objective, operating policies and strategies without prior notice and without stockholder approval. We cannot predict the effect any changes to our current operating policies and strategies would have on our business, financial condition, and value of our common stock. However, the effects might be adverse, which could negatively impact our ability to pay dividends and cause you to lose all or part of your investment.

We have limited experience in managing an SBIC and any failure to comply with SBA regulations, resulting from our lack of experience or otherwise, could have an adverse effect on our operations.

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP, received a license from the SBA to operate as an SBIC under Section 301(c) of the Small Business Investment Act of 1958 and is regulated by the SBA.

The SBA places certain limitations on the financing terms of investments by SBICs in portfolio companies and prohibits SBICs from providing funds for certain purposes or to businesses in a few prohibited industries. Compliance with SBIC requirements may cause our SBIC subsidiary to forego attractive investment opportunities that are not permitted under SBA regulations.

Further, SBA regulations require that an SBIC be periodically examined and audited by the SBA to determine its compliance with the relevant SBA regulations. The SBA prohibits, without prior SBA approval, a “change of control” of an SBIC or transfers that would result in any person (or a group of persons acting in concert) owning 10% or more of a class of capital stock of an SBIC. If our SBIC subsidiary fails to comply with applicable SBA regulations, the SBA could, depending on the severity of the violation, limit or prohibit its use of debentures, declare outstanding debentures immediately due and payable, and/or limit it from making new investments. In addition, the SBA can revoke or suspend a license for willful or repeated violation of, or willful or repeated failure to observe, any provision of the Small Business Investment Act of 1958 or any rule or regulation promulgated thereunder. These actions by the SBA would, in turn, negatively affect us because our SBIC subsidiary is our wholly-owned subsidiary. We do not have any prior experience managing an SBIC. Our lack of experience in complying with SBA regulations may hinder our ability to take advantage of our SBIC subsidiary’s access to SBA-guaranteed debentures.

Any failure to comply with SBA regulations could have an adverse effect on our operations.

Our investments may be risky, and you could lose all or part of your investment.

Substantially all of our debt investments hold a non-investment grade rating by one or more rating agencies (which non-investment grade debt is commonly referred to as “high yield” and “junk” debt) or, where not rated by any rating agency, would be below investment grade or “junk”, if rated. A below investment grade or “junk” rating means that, in the rating agency’s view, there is an increased risk that the obligor on such debt will be unable to pay interest and repay principal on its debt in full. We also invest in debt that defers or pays PIK interest. To the extent interest payments associated with such debt are deferred, such debt will be subject to greater fluctuations in value based on changes in interest rates, such debt could produce taxable income without a corresponding cash payment to us, and since we generally do not receive any cash prior to maturity of the debt, the investment will be of greater risk.

In addition, private middle market companies in which we invest are exposed to a number of significant risks, including:

•	limited financial resources and an inability to meet their obligations, which may be accompanied by a deterioration in the value of any collateral and a reduction in the likelihood of us realizing any guarantees we may have obtained in connection with our investment;

•	shorter operating histories, narrower product lines and smaller market shares than larger businesses, which tend to render them more vulnerable to competitors’ actions and market conditions, as well as general economic downturns;

•	dependence on the management talents and efforts of a small group of persons; the death, disability, resignation or termination of one or more of which could have a material adverse impact on the company and, in turn, on us;

•	less predictable operating results and, possibly, substantial additional capital requirements to support their operations, finance expansion or maintain their competitive position; and

•	difficulty accessing the capital markets to meet future capital needs.

In addition, our executive officers, directors and our investment adviser may, in the ordinary course of business, be named as defendants in litigation arising from our investments in the portfolio companies.

Our independent auditors have not assessed our internal control over financial reporting. If our internal control over financial reporting is not effective, it could have a material adverse effect on our stock price and our ability to raise capital.

Because we are a “non-accelerated filer” within the meaning of Rule 12b-2 under the Securities Exchange Act of 1934, our independent auditors are not required to assess our internal control over financial reporting or to provide a report thereon. Although our management determined that our internal control over financial reporting was effective at February 28, 2017 (the last date that such determination was required to be made by us), there can be no assurance that our independent auditors would agree with our management’s conclusion. Furthermore, if our market capitalization, excluding affiliated stockholders, at August 31 of any fiscal year is greater than $75.0 million, then we will be required to obtain independent auditor certification on the adequacy of our internal control over financial reporting for that fiscal year. If our internal control over financial reporting is determined in the future to not be effective, whether by our management or by our independent auditors, there could be an adverse reaction in the financial markets due to a loss of confidence in the reliability of our consolidated financial statements, which could materially adversely affect our stock price and our ability to raise capital necessary to operate our business. In addition, we may be required to incur costs in improving our internal control system and hiring additional personnel.

Our portfolio may continue to be concentrated in a limited number of industries, which may subject us to a risk of significant loss if there is a downturn in a particular industry in which a number of our investments are concentrated.

Our portfolio may continue to be concentrated in a limited number of industries. A downturn in any particular industry in which we are invested could significantly impact the aggregate returns we realize.

As of November 30, 2017, our investments in the business services industry represented approximately 55.1% of the fair value of our portfolio and our investments in the healthcare industry represented approximately 13.2% of the fair value of our portfolio. In addition, we may from time to time invest a relatively significant percentage of our portfolio in industries we do not necessarily target. If an industry in which we have significant investments suffers from adverse business or economic conditions, as these industries have to varying degrees, a material portion of our investment portfolio could be affected adversely, which, in turn, could adversely affect our financial position and results of operations.

Risks Related to Our Common Stock

Investing in our common stock may involve an above average degree of risk.

The investments we make in accordance with our investment objective may result in a higher amount of risk than alternative investment options and volatility or loss of principal. Our investments in portfolio companies may be highly speculative and aggressive, and therefore, an investment in our common stock may not be suitable for someone with lower risk tolerance.

We may continue to choose to pay dividends in our own stock, in which case you may be required to pay tax in excess of the cash you receive.

We have in the past, and may continue to, distribute taxable dividends that are payable to our stockholders in part through the issuance of shares of our common stock. For example, on October 30, 2013, our board of directors declared a dividend of $2.65 per share to shareholders payable in cash or shares of our common stock. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The IRS has issued a revenue procedure indicating that this rule will apply where the total amount of cash to be distributed is limited to not less than 20.0% of the total distribution. Under this revenue procedure, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with this revenue procedure that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. If a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

On September 24, 2014, we announced the recommencement of quarterly dividends to our stockholders. We have adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of our dividend distributions on behalf of our stockholders unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of the DRIP by the dividend record date will have their cash dividends automatically reinvested into additional shares of our common stock, rather than receiving the cash dividends. We have the option to satisfy the share requirements of the DRIP through the issuance of new shares of common stock or through open market purchases of common stock by the DRIP plan administrator.

The market price of our common stock may fluctuate significantly.

The market price and liquidity of the market for our common stock may be significantly affected by numerous factors, some of which are beyond our control and may not be directly related to our operating performance. These factors include:

•	significant volatility in the market price and trading volume of securities of BDCs or other companies in our sector, which are not necessarily related to the operating performance of these companies;

•	changes in regulatory policies, accounting pronouncements or tax rules, particularly with respect to RICs, BDCs or SBICs;

•	loss of RIC qualification;

•	changes in the value of our portfolio of investments;

•	any shortfall in revenue or net income or any increase in losses from levels expected by investors or securities analysts;

•	departure of any of Saratoga Investment Advisors’ key personnel;

•	operating performance of companies comparable to us;

•	general economic trends and other external factors; or

•	loss of a major funding source.

Our business and operation could be negatively affected if we become subject to any securities litigation or shareholder activism, which could cause us to incur significant expense, hinder execution of investment strategy and impact our stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing in the BDC space recently. While we are currently not subject to any securities litigation or shareholder activism, due to the potential volatility of our stock price and for a variety of other reasons, we may in the future become the target of securities litigation or shareholder activism. Securities litigation and shareholder activism, including potential proxy contests, could result in substantial costs and divert management’s and our board of directors’ attention and resources from our business. Additionally, such securities litigation and shareholder activism could give rise to perceived uncertainties as to our future, adversely affect our relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, we may be required to incur significant legal fees and other expenses related to any securities litigation and activist shareholder matters. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and shareholder activism.

There is a risk that you may not receive distributions or that our distributions may not grow over time.

As a BDC for 1940 Act purposes and a RIC for U.S. federal income tax purposes, we intend to make distributions out of assets legally available for distribution to our stockholders once such distributions are authorized by our board of directors and declared by us. We cannot assure you that we will achieve investment results that will allow us to make a specified level of cash distributions or periodically increase our dividend rate. In addition, due to the asset coverage test that is applicable to us as a BDC, and provisions contained in the agreements governing our borrowings, we may be limited in our ability to make distributions. Further, if we invest a greater amount of assets in equity securities that do not pay current dividends, it could reduce the amount available for distribution.

Provisions of our governing documents and the Maryland General Corporation Law could deter future takeover attempts and have an adverse impact on the price of our common stock.

We are governed by our charter and bylaws, which we refer to as our “governing documents.”

Our governing documents and the Maryland General Corporation Law contain provisions that may have the effect of delaying, deferring or preventing a future transaction or change in control of us that might involve a premium price for our stockholders or otherwise be in their best interest.

Our charter provides for the classification of our board of directors into three classes of directors, serving staggered three-year terms, which may render a change of control of us or removal of our incumbent management more difficult. Furthermore, any and all vacancies on our board of directors will be filled generally only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term until a successor is elected and qualifies.

Our board of directors is authorized to create and issue new series of shares, to classify or reclassify any unissued shares of stock into one or more classes or series, including preferred stock and, without stockholder approval, to amend our charter to increase or decrease the number of shares of stock that we have authority to issue, which could have the effect of diluting a stockholder’s ownership interest. Prior to the issuance of shares of stock of each class or series, including any reclassified series, our board of directors is required by our governing documents to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares of stock.

Our governing documents also provide that our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws, and to make new bylaws. The Maryland General Corporation Law also contains certain provisions that may limit the ability of a third party to acquire control of us, such as:

•	The Maryland Business Combination Act, which, subject to certain limitations, prohibits certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the common stock or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder and, thereafter, imposes special minimum price provisions and special stockholder voting requirements on these combinations; and

•	The Maryland Control Share Acquisition Act, which provides that “control shares” of a Maryland corporation (defined as shares of common stock which, when aggregated with other shares of common stock controlled by the stockholder, entitles the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares of common stock.

In addition, the provisions of the Maryland Business Combination Act will not apply, however, if our board of directors adopts a resolution that any business combination between us and any other person will be exempt from the provisions of the Maryland Business Combination Act. Although our board of directors has adopted such a resolution, there can be no assurance that this resolution will not be altered or repealed in whole or in part at any time. If the resolution is altered or repealed, the provisions of the Maryland Business Combination Act may discourage others from trying to acquire control of us.

As permitted by Maryland law, our bylaws contain a provision exempting from the Maryland Control Share Acquisition Act any and all acquisitions by any person of our common stock. Although our bylaws include such a provision, such a provision may also be amended or eliminated by our board of directors at any time in the future, subject to obtaining confirmation from the SEC that it does not object to us being subject to the Maryland Control Share Acquisition Act.

Our common stock may trade at a discount to our net asset value per share.

Common stock of BDCs, as closed-end investment companies, frequently trade at a discount to net asset value. Our common stock has traded at a discount to our net asset value since shortly after our initial public offering. The risk that our common stock may continue to trade at a discount to our net asset value is separate and distinct from the risk that our net asset value per share may decline.

Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.

The 1940 Act prohibits us from selling shares of our common stock at a price below the current net asset value per share of such stock, with certain exceptions. One such exception is prior stockholder approval of issuances below net asset value provided that our board of directors makes certain determinations. We do not currently have stockholder approval of issuances below net asset value.

If we were to sell shares of our common stock below net asset value per share, such sales would result in an immediate dilution to the net asset value per share. This dilution would occur as a result of the sale of shares at a price below the then current net asset value per share of our common stock and a proportionately greater decrease in a stockholder’s interest in our earnings and assets and voting interest in us than the increase in our assets resulting from such issuance.

Because the number of shares of common stock that could be so issued and the timing of any issuance is not currently known, the actual dilutive effect cannot be predicted.

The issuance of subscription rights, warrants or convertible debt that are exchangeable for our common stock, will cause your economic interest and voting power in us to be diluted as a result of our offering of any such securities.

Stockholders who do not fully exercise rights, warrants or convertible debt issued to them in any offering of subscription rights, warrants or convertible debt to purchase our common stock should expect that they will, at the completion of the offering, own a smaller proportional economic interest and have diminished voting power in us than would otherwise be the case if they fully exercised their rights, warrants or convertible debt. We cannot state precisely the amount of any such dilution in share ownership or voting power because we do not know what proportion of the common stock would be purchased as a result of any such offering.

In addition, if the subscription price, warrant price or convertible debt price is less than our net asset value per share of common stock at the time of such offering, then our stockholders would experience an immediate dilution of the aggregate net asset value of their shares as a result of the offering. The amount of any such decrease in net asset value is not predictable because it is not known at this time what the subscription price, warrant price, convertible debt price or net asset value per share will be on the expiration date of such offering or what proportion of our common stock will be purchased as a result of any such offering. The risk of dilution is greater if there are multiple rights offerings. However, our board of directors will make a good faith determination that any offering of subscription rights, warrants or convertible debt would result in a net benefit to existing stockholders.

Finally, our common stockholders will bear will all costs and expenses incurred by us in connection with any proposed offering of subscription rights, warrants or convertible debt that are exchangeable for our common stock, whether or not such offering is actually completed by us.

We may be unable to invest a significant portion of the net proceeds from this offering, which could harm our financial condition and operating results.

Delays in investing the net proceeds raised in this offering may cause our performance to be worse than that of other fully invested business development companies or other lenders or investors pursuing comparable investment strategies. We cannot assure you that we will be able to identify any investments that meet our investment objective or that any investment that we make will produce a positive return. We may be unable to invest the net proceeds of this offering on acceptable terms within the time period that we anticipate or at all, which could harm our financial condition and operating results. We anticipate that, depending on market conditions and the amount of the capital, it may take us a substantial period of time to invest substantially all of the net proceeds from this offering in investments meeting our investment objective. During this period, we will invest the capital primarily in cash, cash equivalents, U.S. government securities or high-quality debt securities maturing in one year or less from the time of investment. These securities may earn yields substantially lower than the income that we anticipate receiving once we are fully invested in accordance with our investment objective.

Risks Related to Our 2023 Notes

The 2023 Notes are unsecured and therefore are effectively subordinated to any secured indebtedness we have incurred or may incur in the future.

The 2023 Notes are not secured by any of our assets or any of the assets of our subsidiaries, including our wholly owned subsidiaries. As a result, the 2023 Notes are effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness. Because the 2023 Notes are not secured by any of our assets, they will be effectively subordinated to any secured indebtedness we have incurred and may incur in the future (or any indebtedness that is initially unsecured to which we subsequently grant security) to the extent of the value of the assets securing such indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of any of our existing or future secured indebtedness may assert rights against the assets pledged to secure that indebtedness in order to receive full payment of their indebtedness before the assets may be used to pay other creditors, including the holders of the 2023 Notes.

The 2023 Notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries.

The 2023 Notes are obligations exclusively of Saratoga Investment Corp., and not of any of our subsidiaries. None of our subsidiaries is a guarantor of the 2023 Notes and the 2023 Notes are not required to be guaranteed by any subsidiary we may acquire or create in the future, including indebtedness under the Credit Facility. Any assets of our subsidiaries are not directly available to satisfy the claims of our creditors, including holders of the 2023 Notes. Except to the extent we are a creditor with recognized claims against our subsidiaries, all claims of creditors of our subsidiaries will have priority over our equity interests in such entities (and therefore the claims of our creditors, including holders of the 2023 Notes) with respect to the assets of such entities. Even if we are recognized as a creditor of one or more of these entities, our claims would still be effectively subordinated to any security interests in the assets of any such entity and to any indebtedness or other liabilities of any such entity senior to our claims. Consequently, the 2023 Notes are structurally subordinated to all indebtedness and other liabilities of any of our subsidiaries and portfolio companies with respect to which we hold equity investments. In addition, our subsidiaries and these entities may incur substantial indebtedness in the future, all of which would be structurally senior to the 2023 Notes. As of February 28, 2017, there was no outstanding balance under the Credit Facility, and we had the ability to borrow up to $45.0 million under the Credit Facility, subject to certain conditions. As of February 28, 2017, we had $112.7 million in SBA-guaranteed debentures outstanding. The indebtedness under the Credit Facility and to SBA-guaranteed debentures is structurally senior to the 2023 Notes.

The indenture under which the 2023 Notes are issued contains limited protection for holders of the 2023 Notes.

The indenture under which the 2023 Notes are issued offers limited protection to holders of the 2023 Notes. The terms of the indenture and the 2023 Notes do not restrict our or any of our subsidiaries’ ability to engage in, or otherwise be a party to, a variety of corporate transactions, circumstances or events that could have a material adverse impact on your investment in the 2023 Notes. In particular, the terms of the indenture and the 2023 Notes do not place any restrictions on our or our subsidiaries’ ability to:

•	issue securities or otherwise incur additional indebtedness or other obligations, including (1) any indebtedness or other obligations that would be equal in right of payment to the 2023 Notes, (2) any indebtedness or other obligations that would be secured and therefore rank effectively senior in right of payment to the 2023 Notes to the extent of the values of the assets securing such debt, (3) indebtedness of ours that is guaranteed by one or more of our subsidiaries and which therefore is structurally senior to the 2023 Notes and (4) securities, indebtedness or obligations issued or incurred by our subsidiaries or the portfolio companies with respect to which we hold an equity investment that would be senior to our equity interests in those entities and therefore rank structurally senior to the 2023 Notes with respect to the assets of these entities, in each case other than an incurrence of indebtedness or other obligation that would cause a violation of Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions (whether or not we are subject thereto), but giving effect, in each case, to any exemptive relief granted to us by the SEC. Currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200.0% after such borrowings;

•	sell assets (other than certain limited restrictions on our ability to consolidate, merge or sell all or substantially all of our assets);

•	enter into transactions with affiliates;

•	create liens (including liens on the shares of our subsidiaries) or enter into sale and leaseback transactions;

•	make investments; or

•	create restrictions on the payment of dividends or other amounts to us from our subsidiaries.

In addition, the indenture does not require us to offer to purchase the 2023 Notes in connection with a change of control or any other event.

Furthermore, the terms of the indenture and the 2023 Notes do not protect holders of the 2023 Notes in the event that we experience changes (including significant adverse changes) in our financial condition, results of operations or credit ratings, if any, as they do not require that we adhere to any financial tests or ratios or specified levels of net worth, revenues, income, cash flow, or liquidity.

Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the 2023 Notes may have important consequences for you as a holder of the 2023 Notes, including making it more difficult for us to satisfy our obligations with respect to the 2023 Notes or negatively affecting the trading value of the 2023 Notes.

Other debt we issue or incur in the future could contain more protections for its holders than the indenture and the 2023 Notes, including additional covenants and events of default. For example, the indenture under which the 2023 Notes are issued does not contain cross-default provisions that are contained in the Credit Facility. The issuance or incurrence of any such debt with incremental protections could affect the market for and trading levels and prices of the 2023 Notes.

An active trading market for the 2023 Notes may not develop or be sustained, which could limit the market price of the 2023 Notes or the ability to sell them.

Although the 2023 Notes are listed on the NYSE under the symbol “SAB”, we cannot provide any assurances that an active trading market will develop or be maintained for the 2023 Notes or that the 2023 Notes will be able to be sold. At various times, the 2023 Notes may trade at a discount from their initial offering price depending on prevailing interest rates, the market for similar securities, our credit ratings, if any, general economic conditions, our financial condition, performance and prospects and other factors. Accordingly, we cannot provide any assurance that a liquid trading market will develop for the 2023 Notes, or that the 2023 Notes will be able to be sold at a particular time or at a favorable price. To the extent an active trading market does not develop, the liquidity and trading price for the 2023 Notes may be harmed.

We may choose to redeem the 2023 Notes when prevailing interest rates are relatively low.

On or after May 31, 2016, we may choose to redeem the 2023 Notes from time to time, especially when prevailing interest rates are lower than the rate borne by the 2023 Notes. If prevailing rates are lower at the time of redemption, you would not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as the interest rate on the 2023 Notes being redeemed. Our redemption right also may adversely impact your ability to sell the 2023 Notes as the optional redemption date or period approaches.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the 2023 Notes.

Any default under the agreements governing our indebtedness, including a default under the Credit Facility or other indebtedness to which we may be a party that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could make us unable to pay principal, premium, if any, and interest on the 2023 Notes and substantially decrease the market value of the 2023 Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness, including the 2023 Notes. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lender under the Credit Facility or other debt we may incur in the future could elect to terminate its commitment, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. In addition, any such default may constitute a default under the 2023 Notes, which could further limit our ability to repay our debt, including the 2023 Notes. If our operating performance declines, we may in the future need to seek to obtain waivers from the lender under the Credit Facility or other debt that we may incur in the future to avoid being in default. If we breach our covenants under the Credit Facility or other debt and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under the Credit Facility or other debt, the lender could exercise its rights as described above, and we could be forced into bankruptcy or liquidation. If we are unable to repay debt, lenders having secured obligations could proceed against the collateral securing the debt. Because the Credit Facility has, and any future credit facilities will likely have, customary cross-default provisions, if the indebtedness under the 2023 Notes, the Credit Facility or under any future credit facility is accelerated, we may be unable to repay or finance the amounts due.

USE OF PROCEEDS

We intend to use substantially all of the net proceeds from the sale of our securities to make investments in middle-market companies in accordance with our investment objective and strategies described in this prospectus, and for general corporate purposes. We may also use a portion of the net proceeds to reduce any of our outstanding borrowings.

We anticipate that substantially all of the net proceeds from any offering of our securities will be used as described above within six to twelve months. Pending such use, we will invest the net proceeds primarily in high quality, short-term debt securities consistent with our business development company election and our election to be taxed as a RIC. See “Regulation—Business Development Company Regulations—Temporary Investments.” Our ability to achieve our investment objective may be limited to the extent that the net proceeds from an offering, pending full investment, are held in interest-bearing deposits or other short-term instruments. See “Risk Factors—Risks Relating to Our Business and Structure—We may be unable to invest a significant portion of the net proceeds from an offering of our securities on acceptable terms within an attractive timeframe” for additional information regarding this matter. The supplement to this prospectus relating to an offering will more fully identify the use of proceeds from such an offering.

RATIO OF EARNINGS TO FIXED CHARGES

For the nine months ended November 30, 2017, and the fiscal years ended February 28, 2017, February 29, 2016, February 28, 2015, 2014 and 2013, February 29, 2012 and February 28, 2011 and 2010, the ratios of earnings to fixed charges of the Company, computed as set forth below, were as follows:

	Nine months ended November 30, 2017	Year ended February 28, 2017	Year ended February 29, 2016	Year ended February 28, 2015	Year ended February 28, 2014	Year ended February 28, 2013	Year ended February 29, 2012	Year ended February 28, 2011	Year ended February 28, 2010
Earnings to Fixed Charges	2.47	2.16	2.39	2.53	2.40	6.53	10.87	7.41	(1.55)

For purposes of computing the ratios of earnings to fixed charges, earnings represent net increase in net assets resulting from operations plus (or minus) income tax provision (benefit) including excise tax expense plus fixed charges. Fixed charges include interest and credit facility fees and amortization of deferred financing fees.

NOTE ABOUT FORWARD-LOOKING STATEMENTS

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed in the section entitled “Risk Factors.”

The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements.

The forward-looking statements contained in this prospectus involve risks and uncertainties, including statements as to:

•	our future operating results;

•	our business prospects and the prospects of our portfolio companies;

•	the impact of investments that we expect to make;

•	our contractual arrangements and relationships with third parties;

•	the dependence of our future success on the general economy and its impact on the industries in which we invest;

•	the ability of our portfolio companies to achieve their objectives;

•	our expected financings and investments;

•	our regulatory structure and tax treatment, including our ability to operate as a business development company, a regulated investment company and a small business investment company;

•	the adequacy of our cash resources and working capital;

•	the timing of cash flows, if any, from the operations of our portfolio companies; and

•	the ability of our investment adviser to locate suitable investments for us and to monitor and effectively administer our investments.

You should not place undue reliance on these forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances occurring after the date of this prospectus.

You should understand that, under Sections 27A(b)(2)(B) of the Securities Act and Section 21E(b)(2)B of the Exchange Act, the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with any offering of securities pursuant to this prospectus. Any forward-looking statements contained in any reports that the Company may file under the Exchange Act will be excluded from the safe harbor protection provided by Section 21E of the Exchange Act.

PRICE RANGE OF COMMON STOCK AND DISTRIBUTIONS

Our common stock is traded on the NYSE under the symbol “SAR”. Prior to July 30, 2010, our common stock traded on the NYSE under the symbol “GNV.” The following table lists the high and low closing sales prices for the Company’s common stock and such closing sales prices’ percentage of premium or discount to NAV for the last four completed fiscal years and the current fiscal year to date. On January 30, 2018, the last reported closing sale price of our common stock was $20.58 per share which represents a discount of approximately (8.9)% to the NAV reported as of November 30, 2017.

		Price Range
	NAV(1)	High	Low	Percentage of High Closing Sales Price as a Premium (Discount) to NAV(2)	Percentage of Low Closing Sales Price as a Premium (Discount) to NAV(2)
Fiscal Year ending February 28, 2018
First Quarter	$21.69	$23.60	$20.54	8.8%	(5.3)%
Second Quarter	$22.37	$22.53	$20.28	0.7%	(9.3)%
Third Quarter	$22.58	$22.72	$20.65	0.6%	(8.5)%
Fourth Quarter (through January 30, 2018)	*	$22.70	$20.58	*	*
Fiscal Year ended February 28, 2017
First Quarter	$22.11	$16.84	$14.03	(23.8)%	(36.5)%
Second Quarter	$23.39	$18.15	$16.37	(18.9)%	(26.9)%
Third Quarter	$22.21	$20.24	$17.20	(8.9)%	(22.6)%
Fourth Quarter	$21.97	$23.30	$18.12	6.1%	(17.5)%
Fiscal Year ended February 29, 2016
First Quarter	$22.75	$19.95	$15.28	(12.3)%	(32.8)%
Second Quarter	$22.42	$17.68	$16.83	(21.1)%	(24.9)%
Third Quarter	$22.59	$16.65	$14.92	(26.3)%	(34.0)%
Fourth Quarter	$22.06	$15.93	$13.50	(27.8)%	(38.8)%
Fiscal Year ended February 28, 2015
First Quarter	$21.41	$15.91	$15.05	(25.7)%	(29.7)%
Second Quarter	$22.00	$16.26	$15.15	(26.1)%	(31.1)%
Third Quarter	$22.45	$16.32	$15.00	(27.3)%	(33.2)%
Fourth Quarter	$22.70	$15.84	$14.44	(30.2)%	(36.4)%
Year ended February 28, 2014
First Quarter	$23.48	$19.08	$16.35	(18.7)%	(30.4)%
Second Quarter	$23.55	$18.70	$17.40	(20.6)%	(26.1)%
Third Quarter	$20.39	$19.55	$15.40	(4.1)%	(24.5)%
Fourth Quarter	$21.08	$16.56	$15.25	(21.4)%	(27.7)%
Year ended February 28, 2013
First Quarter	$25.74	$18.29	$15.15	(28.9)%	(41.1)%
Second Quarter	$26.96	$17.20	$16.50	(36.2)%	(38.8)%
Third Quarter	$21.52	$19.97	$15.17	(7.2)%	(29.5)%
Fourth Quarter	$22.71	$18.50	$15.07	(18.5)%	(33.6)%
Year ended February 28, 2012
First Quarter	$27.89	$18.26	$16.69	(34.5)%	(40.2)%
Second Quarter	$27.33	$17.26	$13.58	(36.8)%	(50.3)%
Third Quarter	$24.17	$13.82	$12.35	(42.8)%	(48.9)%
Fourth Quarter	$24.94	$16.15	$12.07	(35.2)%	(51.6)%

*	Net asset value has not yet been calculated for this period.
(1)	Net asset value per share is determined as of the last day in the relevant quarter and therefore may not reflect the net asset value per share on the date of the high and low sales prices. The net asset values shown are based on outstanding shares at the end of each period.
(2)	Calculated as the respective high or low closing sales price divided by the quarter end net asset value and subtracting 1.

Holders

The last reported price for our common stock on January 30, 2018 was $20.58 per share. As of January 25, 2018, there were 16 holders of record of our common stock.

Dividend Policy

The following table summarizes our dividends or distributions declared during fiscal 2009, 2010, 2011, 2012, 2013, 2014, 2015, 2016, 2017, and 2018:

Date Declared	Record Date	Payment Date	Amount per Share
May 22, 2008	May 30, 2008	June 13, 2008	$3.90
August 19, 2008	August 29, 2008	September 15, 2008	$3.90
December 8, 2008	December 18, 2008	December 29, 2008	$2.50

Total Dividends Declared for Fiscal 2009			$10.30

November 13, 2009	November 25, 2009	December 31, 2009	$18.25	(1)

Total Dividends Declared for Fiscal 2010			$18.25

November 12, 2010	November 19, 2010	December 29, 2010	$4.40	(1)

Total Dividends Declared for Fiscal 2011			$4.40

November 15, 2011	November 25, 2011	December 30, 2011	$3.00	(1)

Total Dividends Declared for Fiscal 2012			$3.00

November 9, 2012	November 20, 2012	December 31, 2012	$4.25	(1)

Total Dividends Declared for Fiscal 2013			$4.25

October 30, 2013	November 13, 2013	December 27, 2013	$2.65	(1)

Total Dividends Declared for Fiscal 2014			$2.65

September 24, 2014	November 3, 2014	November 28, 2014	$0.18	(1)
September 24, 2014	February 2, 2015	February 27, 2015	$0.22	(1)

Total Dividends Declared for Fiscal 2015			$0.40

April 9, 2015	May 4, 2015	May 29, 2015	$0.27	(1)
May 14, 2015	May 26, 2015	June 5, 2015	$1.00	(1)
July 8, 2015	August 3, 2015	August 31, 2015	$0.33	(1)
October 7, 2015	November 2, 2015	November 30, 2015	$0.36	(1)
January 12, 2015	February 1, 2016	February 29, 2016	$0.40	(1)

Total Dividends Declared for Fiscal 2016			$2.36

March 31, 2016	April 5, 2016	April 27, 2016	$0.41	(1)
July 7, 2016	July 29, 2016	August 9, 2016	$0.43	(1)
August 8, 2016	August 24, 2016	September 5, 2016	$0.20	(1)
October 5, 2016	October 31, 2016	November 9, 2016	$0.44	(1)
January 12, 2017	January 31, 2017	February 9, 2017	$0.45

Total Dividends Declared for Fiscal 2017			$1.93

February 28, 2017	March 15, 2017	March 28, 2017	$0.46	(1)
May 30, 2017	June 15, 2017	June 27, 2017	$0.47
August 28, 2017	September 15, 2017	September 26, 2017	$0.48
November 29, 2017	December 15, 2017	December 27, 2017	$0.49
Total Dividends Declared for Fiscal 2018			$1.90

(1)	This dividend was paid by combination of shares of common stock and cash. Please see the discussion immediately following this table for more detail about the composition of this dividend.

Our distributions, if any, will be determined by our board of directors and paid out of assets legally available for distribution. Any such distributions will be taxable to our stockholders, including to those stockholders who receive additional shares of our common stock pursuant to our dividend reinvestment plan. The reinvested dividends under our dividend reinvestment plan increase our gross assets, which will result in higher management fees, and potentially income incentive fees and capital gains incentive fees payable to Saratoga Investment Advisors. Prior to January 2009, we paid quarterly dividends to our stockholders. However, in January 2009, we suspended the practice of paying quarterly dividends to our stockholders and made five dividend distributions (in December 2013, 2012, 2011, 2010 and 2009) to our stockholders in the form of a combination of cash and the issuance of shares of our common stock as discussed more fully below. On September 24, 2014, our board of directors adopted a new dividend policy pursuant to which we will begin to again pay a regular quarterly cash dividend to our shareholders. In this regard, as noted in the table above, our board of directors has declared a regular quarterly cash dividends to our shareholders since adopting our new dividend policy.

We are prohibited from making distributions that cause us to fail to maintain the asset coverage ratios stipulated by the 1940 Act, subject to certain exceptions, or that violate our debt covenants.

Prior to the adoption of our new dividend policy described above, our board of directors believed that using our capital resources to build and diversify our portfolio served our stockholders’ interests best by better positioning us to generate current income and capital appreciation on an increasing scale. Therefore, our board of directors determined to pay a 20.0% cash and 80.0% stock dividend with respect to a significant portion of our taxable income for our 2014, 2013, 2012, 2011 and 2010 fiscal years in accordance with an IRS revenue procedure or certain IRS private letter rulings. For more detailed information about these dividends, please see the discussion below.

In order to maintain our qualification as a RIC, we must for each fiscal year distribute an amount equal to at least 90.0% of our ordinary net taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, reduced by deductible expenses. In addition, we will be subject to federal excise taxes to the extent we do not distribute during the calendar year at least (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. For the 2013 calendar year, the Company made distributions sufficient such that we did not incur any federal excise taxes. We may elect to withhold from distribution a portion of our ordinary income for the 2014 calendar year and/or portion of the capital gains in excess of capital losses realized during the one year period ending October 31, 2014, if any, and, if we do so, we would expect to incur federal excise taxes as a result.

We maintain an “opt out” dividend reinvestment plan for our common stockholders. As a result, if we declare a dividend, then stockholders’ cash dividends will be automatically reinvested in additional shares of our common stock, unless they specifically “opt out” of the dividend reinvestment plan so as to receive cash dividends.

Pursuant to a revenue procedure (Revenue Procedure 2010-12), or the Revenue Procedure, issued by the Internal Revenue Service, or IRS, the IRS indicated that it would treat distributions from certain publicly traded RICs (including BDCs) that were paid part in cash and part in stock as dividends that would satisfy the RIC’s annual distribution requirements and qualify for the dividends paid deduction for U.S. federal income tax purposes. In order to qualify for such treatment, the Revenue Procedure required that at least 10.0% of the total distribution be payable in cash and that each stockholder have a right to elect to receive its entire distribution in cash. If too many stockholders elected to receive cash, each stockholder electing to receive cash must receive a proportionate share of the cash to be distributed (although no stockholder electing to receive cash may receive less than 10.0% of such stockholder’s distribution in cash). This Revenue Procedure applied to distributions declared on or before December 31, 2012 with respect to taxable years ending on or before December 31, 2011.

Although this Revenue Procedure is no longer available and did not apply to our distributions for our fiscal year ended February 28, 2014, the revenue procedure was based upon certain applicable provisions of the Code and the Treasury regulations pursuant to which distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. Consistent with these provisions, the IRS has issued private letter rulings concluding that a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all stockholders, which limitation must be at least 20.0% of the aggregate declared distribution.

On October 30, 2013, our board of directors declared a dividend of $2.65 per share payable on December 27, 2013, to common stockholders of record on November 13, 2013. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.5 million or $0.53 per share.

Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 649,500 shares of common stock, or 13.7% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.439 per share, which equaled the volume weighted average trading price per share of the common stock on December 11, 13, and 16, 2013.

On November 9, 2012, our board of directors declared a dividend of $4.25 per share payable on December 31, 2012, to common stockholders of record on November 20, 2012. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $3.3 million or $0.85 per share.

Based on shareholder elections, the dividend consisted of $3.3 million in cash and 853,455 shares of common stock, or 22.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.444 per share, which equaled the volume weighted average trading price per share of the common stock on December 14, 17 and 19, 2012.

On November 15, 2011, our board of directors declared a dividend of $3.00 per share payable on December 30, 2011, to common stockholders of record on November 25, 2011. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to $2.0 million or $0.60 per share.

Based on shareholder elections, the dividend consisted of $2.0 million in cash and 599,584 shares of common stock, or 18.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.12 per share, which equaled the volume weighted average trading price per share of the common stock on December 20, 21 and 22, 2011.

On November 12, 2010, we declared a dividend of $4.40 per share which was paid on December 29, 2010. Stockholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to $1.2 million or $0.44 per share.

Based on shareholder elections, the dividend consisted of $1.2 million in cash and 596,235 shares of common stock, or 22.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 10.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.8049 per share, which equaled the volume weighted average trading price per share of the common stock on December 20, 21 and 22, 2010.

On November 13, 2009, we declared a dividend of $18.25 per share payable on December 31, 2009. Stockholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all stockholders was limited to $2.1 million or $0.25 per share.

Based on stockholder elections, the dividend consisted of $2.1 million in cash and 8,648,725 shares of common stock, or 104.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 13.7% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to stockholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $1.5099 per share, which equaled the volume weighted average trading price per share of the common stock on December 24 and 28, 2009.

DIVIDEND REINVESTMENT PLAN

We have adopted a dividend reinvestment plan (the “Plan”) that provides that, unless you elect to receive your dividends or other distributions in cash, they will be automatically reinvested by the Plan Administrator, American Stock Transfer & Trust Company LLC, in additional shares of our common stock. If you elect to receive your dividends or other distributions in cash, you will receive them in cash paid by check mailed directly to you by the Plan Administrator. The reinvestment of our distributions does not relieve stockholders of any tax that may be payable on such distributions. For U.S. federal income tax purposes, stockholders will be treated as receiving the amount of the distributions made by us, which amount generally will be either equal to the amount of the cash distribution the stockholder would have received if the stockholder had elected to receive cash or, for shares issued by us, the fair market value of the shares issued to the stockholder.

No action is required on the part of a registered stockholder to have their cash dividend reinvested in shares of our common stock. When the share price of our common stock is trading above net asset value, we intend to primarily use newly issued shares to implement the plan. However, we reserve the right to purchase shares in the open market in connection with our implementation of the plan even if the share price of our common stock is trading below net asset value. Unless you or your brokerage firm decides to opt out of the Plan, the number of shares of common stock you will receive will be determined as follows:

(1) If we use newly issued shares under the Plan, we will issue the new shares at a price equal to 95% of the average of the market prices of our common stock at the close of trading on the ten trading days immediately preceding and ending on the date fixed by our board of directors for the payment of the dividend.

(2) If we use shares purchased in the open market under the Plan, the Plan Administrator will receive the dividend or distribution in cash and will purchase common stock in the open market, on the New York Stock Exchange or elsewhere, for the participants’ accounts. Shares purchased in the open market will be allocated to a participant based on the average purchase price, excluding any brokerage charges or other charges, of all shares purchased with respect to the dividend.

You may withdraw from the Plan at any time by giving written notice to the Plan Administrator, or by telephone in accordance with such reasonable requirements as we and the Plan Administrator may agree upon. If you withdraw or the Plan is terminated, you will receive a certificate for each whole share in your account under the Plan and you will receive a cash payment for any fraction of a share in your account. If you wish, the Plan Administrator will sell your shares and send you the proceeds, minus brokerage commissions.

The Plan Administrator maintains all common stockholders’ accounts in the Plan and gives written confirmation of all transactions in the accounts, including information you may need for tax records. Common stock in your account will be held by the Plan Administrator in non-certificated form. The Plan Administrator will forward to each participant any proxy solicitation material and will vote any shares so held only in accordance with proxies returned to us. Any proxy you receive will include all common stock you have received under the Plan.

There is no brokerage charge for reinvestment of your dividends or distributions in common stock.

Automatically reinvesting dividends and distributions does not mean that you do not have to pay income taxes due upon the reinvestment of such dividends and distributions. See “Certain United States Federal Income Tax Considerations”.

If you hold your common stock with a brokerage firm that does not participate in the Plan, you will not be able to participate in the Plan and any dividend reinvestment may be effected on different terms than those described above. Consult your financial advisory for more information.

Neither us nor the Plan Administrator nor its nominee or nominees shall be liable for any act done in good faith, or for any good faith omission to act, including without limitation, any claims of liability arising out of failure to terminate a participant’s account upon the participant’s death prior to receipt of notice in writing of such death, and with respect to the price at which shares are purchased or sold for the participant’s account.

The Plan Administrator’s fees under the Plan will be borne by us. There is no direct service charge to participants in the Plan; however, we reserve the right to amend or terminate the Plan, including amending the Plan to include a service charge payable by the participants, if in the judgment of the board of directors the change is warranted. Any amendment to the Plan, except amendments necessary or appropriate to comply with applicable law or the rules and policies of the SEC or any other regulatory authority, require us to provide at least 30 days written notice to each participant. Additional information about the Plan may be obtained from American Stock Transfer & Trust Company LLC, 59 Maiden Lane, New York, New York 10038.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

The following discussion should be read in conjunction with our financial statements and related notes and other financial information appearing elsewhere in this prospectus. In addition to historical information, the following discussion and other parts of this prospectus contain forward-looking information that involves risks and uncertainties. Our actual results could differ materially from those anticipated by such forward-looking information due to the factors discussed under “Risk Factors” and “Note about Forward-Looking Statements” appearing elsewhere in this prospectus.

OVERVIEW

We are a Maryland corporation that has elected to be treated as a BDC under the 1940 Act. Our investment objective is to generate current income and, to a lesser extent, capital appreciation from our investments. We invest primarily in leveraged loans and mezzanine debt issued by private U.S. middle market companies, which we define as companies having EBITDA of between $2 million and $50 million, both through direct lending and through participation in loan syndicates. We may also invest up to 30.0% of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in distressed debt, which may include securities of companies in bankruptcy, foreign debt, private equity, securities of public companies that are not thinly traded and structured finance vehicles such as collateralized loan obligation funds. Although we have no current intention to do so, to the extent we invest in private equity funds, we will limit our investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, which includes private equity funds, to no more than 15.0% of its net assets. We have elected and qualified to be treated as a RIC under Subchapter M of the Code.

Corporate History and Recent Developments

We commenced operations, at the time known as GSC Investment Corp., on March 23, 2007 and completed an initial public offering of shares of common stock on March 28, 2007. Prior to July 30, 2010, we were externally managed and advised by GSCP (NJ), L.P., an entity affiliated with GSC Group, Inc. In connection with the consummation of a recapitalization transaction on July 30, 2010, as described below we engaged Saratoga Investment Advisors (“SIA”) to replace GSCP (NJ), L.P. as our investment adviser and changed our name to Saratoga Investment Corp.

As a result of the event of default under a revolving securitized credit facility with Deutsche Bank we previously had in place, in December 2008 we engaged the investment banking firm of Stifel, Nicolaus & Company to evaluate strategic transaction opportunities and consider alternatives for us. On April 14, 2010, GSC Investment Corp. entered into a stock purchase agreement with Saratoga Investment Advisors and certain of its affiliates and an assignment, assumption and novation agreement with Saratoga Investment Advisors, pursuant to which GSC Investment Corp. assumed certain rights and obligations of Saratoga Investment Advisors under a debt commitment letter Saratoga Investment Advisors received from Madison Capital Funding LLC, which indicated Madison Capital Funding’s willingness to provide GSC Investment Corp. with a $40.0 million senior secured revolving credit facility, subject to the satisfaction of certain terms and conditions. In addition, GSC Investment Corp. and GSCP (NJ), L.P. entered into a termination and release agreement, to be effective as of the closing of the transaction contemplated by the stock purchase agreement, pursuant to which GSCP (NJ), L.P., among other things, agreed to waive any and all accrued and unpaid deferred incentive management fees up to and as of the closing of the transaction contemplated by the stock purchase agreement but continued to be entitled to receive the base management fees earned through the date of the closing of the transaction contemplated by the stock purchase agreement.

On July 30, 2010, the transactions contemplated by the stock purchase agreement with Saratoga Investment Advisors and certain of its affiliates were completed, the private sale of 986,842 shares of our common stock for

$15.0 million in aggregate purchase price to Saratoga Investment Advisors and certain of its affiliates closed, the Company entered into the Credit Facility, and the Company began doing business as Saratoga Investment Corp.

We used the net proceeds from the private sale transaction and a portion of the funds available to us under the Credit Facility to pay the full amount of principal and accrued interest, including default interest, outstanding under our revolving securitized credit facility with Deutsche Bank. The revolving securitized credit facility with Deutsche Bank was terminated in connection with our payment of all amounts outstanding thereunder on July 30, 2010.

On August 12, 2010, we effected a one-for-ten reverse stock split of our outstanding common stock. As a result of the reverse stock split, every ten shares of our common stock were converted into one share of our common stock. Any fractional shares received as a result of the reverse stock split were redeemed for cash. The total cash payment in lieu of shares was $230. Immediately after the reverse stock split, we had 2,680,842 shares of our common stock outstanding.

In January 2011, we registered for public resale of the 986,842 shares of our common stock issued to Saratoga Investment Advisors and certain of its affiliates.

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP (“SBIC LP”), received an SBIC license from the SBA.

In May 2013, we issued $48.3 million in aggregate principal amount of our 7.50% unsecured notes due 2020 (the “2020 Notes”) for net proceeds of $46.1 million after deducting underwriting commissions of $1.9 million and offering costs of $0.3 million. The proceeds included the underwriters’ full exercise of their overallotment option. Interest on these 2020 Notes is paid quarterly in arrears on February 15, May 15, August 15 and November 15, at a rate of 7.50% per year, beginning August 15, 2013. The 2020 Notes mature on May 31, 2020 and since May 31, 2016, may be redeemed in whole or in part at any time or from time to time at our option. The 2020 Notes were listed on the NYSE under the trading symbol “SAQ” with a par value of $25.00 per share. The 2020 Notes were redeemed in full on January 13, 2017.

On May 29, 2015, we entered into a Debt Distribution Agreement with Ladenburg Thalmann & Co. through which we may offer for sale, from time to time, up to $20.0 million in aggregate principal amount of the 2020 Notes through an At-the-Market (“ATM”) offering. As of November 30, 2017, the Company sold 539,725 bonds with a principal of $13,493,125 at an average price of $25.31 for aggregate net proceeds of $13,385,766 (net of transaction costs).

On December 21, 2016, we issued $74.5 million in aggregate principal amount of our 6.75% fixed-rate notes due 2023 (the “2023 Notes”) for net proceeds of $72.1 million after deducting underwriting commissions of approximately $2.0 million and offering costs of approximately $0.5 million. The issuance included the exercise of substantially all of the underwriters’ option to purchase an additional $9.8 million aggregate principal amount of 2023 Notes within 30 days. Interest on the 2023 Notes is paid quarterly in arrears on March 15, June 15, September 15 and December 15, at a rate of 6.75% per year, beginning March 30, 2017. The 2023 Notes mature on December 20, 2023, and commencing December 21, 2019, may be redeemed in whole or in part at any time or from time to time at our option. The 2023 Notes are listed on the NYSE under the trading symbol “SAB” with a par value of $25.00 per share.

On March 16, 2017, we entered into an equity distribution agreement with Ladenburg Thalmann & Co. Inc., through which we may offer for sale, from time to time, up to $30.0 million of our common stock through an ATM offering. As of November 30, 2017, the Company sold 266,113 shares for gross proceeds of $6.0 million at an average price of $22.49 for aggregate net proceeds of $5.9 million (net of transaction costs). On October 12, 2017, we entered into Amendment No. 1 (the “Amendment”) to the equity distribution agreement, dated March 13, 2017. Pursuant to the Amendment, FBR Capital Markets & Co. was added as a distribution agent with respect to our at-the market program. On January 11, 2018, we entered into Amendment No. 2 (“Amendment No. 2”) to the equity distribution agreement, dated March 13, 2017. Pursuant to Amendment No. 2 the equity distribution agreement, which previously provided for the Agents to be paid compensation “equal to 1.5%” of the gross sales price of the Shares, has been revised to provide that the Agents will be paid compensation equal to an amount “up to 4.0%” of the gross sales price of the Shares, as separately agreed to by the parties.

Critical Accounting Policies

Basis of Presentation

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) requires management to make certain estimates and assumptions affecting amounts reported in the Company’s consolidated financial statements. We have identified investment valuation, revenue recognition and the recognition of capital gains incentive fee expense as our most critical accounting estimates. We continuously evaluate our estimates, including those related to the matters described below. These estimates are based on the information that is currently available to us and on various other assumptions that we believe to be reasonable under the circumstances. Actual results could differ materially from those estimates under different assumptions or conditions. A discussion of our critical accounting policies follows.

Investment Valuation

The Company accounts for its investments at fair value in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 requires the Company to assume that its investments are to be sold at the balance sheet date in the principal market to independent market participants, or in the absence of a principal market, in the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

Investments for which market quotations are readily available are fair valued at such market quotations obtained from independent third party pricing services and market makers subject to any decision by our board of directors to approve a fair value determination to reflect significant events affecting the value of these investments. We value investments for which market quotations are not readily available at fair value as approved, in good faith, by our board of directors based on input from Saratoga Investment Advisers, the audit committee of our board of directors and a third party independent valuation firm. Determinations of fair value may involve subjective judgments and estimates. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, market yield trend analysis, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors.

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	Each investment is initially valued by the responsible investment professionals of Saratoga Investment Advisors and preliminary valuation conclusions are documented and discussed with our senior management; and

•	An independent valuation firm engaged by our board of directors independently reviews a selection of these preliminary valuations each quarter so that the valuation of each investment for which market quotes are not readily available is reviewed by the independent valuation firm at least once each fiscal year.

In addition, all our investments are subject to the following valuation process:

•	The audit committee of our board of directors reviews and approves each preliminary valuation and Saratoga Investment Advisors and an independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

•	Our board of directors discusses the valuations and approves the fair value of each investment, in good faith, based on the input of Saratoga Investment Advisors, independent valuation firm (to the extent applicable) and the audit committee of our board of directors.

Our investment in Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”) is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for equity interests in collateralized loan obligation funds similar to Saratoga CLO, when available, as determined by SIA and recommended to our board of directors. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for the valuation of our investment in Saratoga CLO. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated valuations. The assumptions are based on available market data and projections provided by third parties as well as management estimates. We use the output from the Intex models (i.e., the estimated cash flows) to perform a discounted cash flow analysis on expected future cash flows to determine a valuation for our investment in Saratoga CLO.

Revenue Recognition

Income Recognition

Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on its investments when it is determined that interest is no longer collectible. Discounts and premiums on investments purchased are accreted/amortized over the life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums on investments.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as a reduction in principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although we may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection.

Interest income on our investment in Saratoga CLO is recorded using the effective interest method in accordance with the provisions of ASC Topic 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, based on the anticipated yield and the estimated cash flows over the projected life of the investment. Yields are revised when there are changes in actual or estimated cash flows due to changes in prepayments and/or re-investments, credit losses or asset pricing. Changes in estimated yield are recognized as an adjustment to the estimated yield over the remaining life of the investment from the date the estimated yield was changed.

Payment-in-Kind Interest

The Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We stop accruing PIK interest if we do not expect the issuer to be able to pay all principal and interest when due.

Capital Gains Incentive Fee

The Company records an expense accrual relating to the capital gains incentive fee payable by the Company to its investment adviser when the unrealized gains on its investments exceed all realized capital losses on its investments given the fact that a capital gains incentive fee would be owed to the investment adviser if the Company were to liquidate its investment portfolio at such time. The actual incentive fee payable to the Company’s investment adviser related to capital gains will be determined and payable in arrears at the end of each fiscal year and will include only realized capital gains for the period.

Revenues

We generate revenue in the form of interest income and capital gains on the debt investments that we hold and capital gains, if any, on equity interests that we may acquire. We expect our debt investments, whether in the form of leveraged loans or mezzanine debt, to have terms of up to ten years, and to bear interest at either a fixed or floating rate. Interest on debt will be payable generally either quarterly or semi-annually. In some cases, our debt investments may provide for a portion of the interest to be PIK. To the extent interest is paid-in-kind, it will be payable through the increase of the principal amount of the obligation by the amount of interest due on the then-outstanding aggregate principal amount of such obligation. The principal amount of the debt and any accrued but unpaid interest will generally become due at the maturity date. In addition, we may generate revenue in the form of commitment, origination, structuring or diligence fees, fees for providing managerial assistance or investment management services and possibly consulting fees. Any such fees will be generated in connection with our investments and recognized as earned. We may also invest in preferred equity securities that pay dividends on a current basis.

On January 22, 2008, we entered into a collateral management agreement with Saratoga CLO, pursuant to which we act as its collateral manager. The Saratoga CLO was initially refinanced in October 2013 and its reinvestment period ended in October 2016. On November 15, 2016, we completed the second refinancing of the Saratoga CLO. The Saratoga CLO refinancing, among other things, extended its reinvestment period to October 2018, and extended its legal maturity date to October 2025. Following the refinancing, the Saratoga CLO portfolio remained at the same size and with a similar capital structure of approximately $300.0 million in aggregate principal amount of predominantly senior secured first lien term loans. In addition to refinancing its liabilities, we also purchased $4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of LIBOR plus 8.5%.

The Saratoga CLO remains effectively 100% owned and managed by Saratoga Investment Corp. Following the refinancing, we receive a base management fee of 0.10% and a subordinated management fee of 0.40% of the fee basis amount at the beginning of the collection period, paid quarterly to the extent of available proceeds. We are also entitled to an incentive management fee equal to 20.0% of excess cash flow to the extent the Saratoga CLO subordinated notes receive an internal rate of return paid in cash equal to or greater than 12.0%.

We recognize interest income on our investment in the subordinated notes of Saratoga CLO using the effective interest method, based on the anticipated yield and the estimated cash flows over the projected life of the investment. Yields are revised when there are changes in actual or estimated cash flows due to changes in prepayments and/or re-investments, credit losses or asset pricing. Changes in estimated yield are recognized as an adjustment to the estimated yield over the remaining life of the investment from the date the estimated yield was changed.

Expenses

Our primary operating expenses include the payment of investment advisory and management fees, professional fees, directors and officers insurance, fees paid to independent directors and administrator expenses, including our allocable portion of our administrator’s overhead. Our investment advisory and management fees compensate our investment adviser for its work in identifying, evaluating, negotiating, closing and monitoring our investments. We bear all other costs and expenses of our operations and transactions, including those relating to:

•	organization;

•	calculating our net asset value (including the cost and expenses of any independent valuation firm);

•	expenses incurred by our investment adviser payable to third parties, including agents, consultants or other advisers, in monitoring our financial and legal affairs and in monitoring our investments and performing due diligence on our prospective portfolio companies;

•	expenses incurred by our investment adviser payable for travel and due diligence on our prospective portfolio companies;

•	interest payable on debt, if any, incurred to finance our investments;

•	offerings of our common stock and other securities;

•	investment advisory and management fees;

•	fees payable to third parties, including agents, consultants or other advisers, relating to, or associated with, evaluating and making investments;

•	transfer agent and custodial fees;

•	federal and state registration fees;

•	all costs of registration and listing our common stock on any securities exchange;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of preparing and filing reports or other documents required by governmental bodies (including the Securities and Exchange Commission (“SEC”) and the SBA);

•	costs of any reports, proxy statements or other notices to common stockholders including printing costs;

•	our fidelity bond, directors and officers errors and omissions liability insurance, and any other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and

•	administration fees and all other expenses incurred by us or, if applicable, the administrator in connection with administering our business (including payments under the Administration Agreement based upon our allocable portion of the administrator’s overhead in performing its obligations under an administration agreement, including rent and the allocable portion of the cost of our officers and their respective staffs (including travel expenses)).

Pursuant to the investment advisory and management agreement that we had with GSCP (NJ), L.P., our former investment adviser and administrator, we had agreed to pay GSCP (NJ), L.P. as investment adviser a quarterly base management fee of 1.75% of the average value of our total assets (other than cash or cash equivalents but including assets purchased with borrowed funds) at the end of the two most recently completed fiscal quarters and an incentive fee.

The incentive fee had two parts:

•	A fee, payable quarterly in arrears, equal to 20.0% of our pre-incentive fee net investment income, expressed as a rate of return on the value of the net assets at the end of the immediately preceding quarter, that exceeded a 1.875% quarterly hurdle rate measured as of the end of each fiscal quarter. Under this provision, in any fiscal quarter, our investment adviser received no incentive fee unless our pre-incentive fee net investment income exceeded the hurdle rate of 1.875%. Amounts received as a return of capital were not included in calculating this portion of the incentive fee. Since the hurdle rate was based on net assets, a return of less than the hurdle rate on total assets could still have resulted in an incentive fee.

•	A fee, payable at the end of each fiscal year, equal to 20.0% of our net realized capital gains, if any, computed net of all realized capital losses and unrealized capital depreciation, in each case on a cumulative basis, less the aggregate amount of capital gains incentive fees paid to the investment adviser through such date.

We deferred cash payment of any incentive fee otherwise earned by our former investment adviser if, during the then most recent four full fiscal quarters ending on or prior to the date such payment was to be made, the sum of (a) our aggregate distributions to our stockholders and (b) our change in net assets (defined as total assets less liabilities) (before taking into account any incentive fees payable during that period) was less than 7.5% of our net assets at the beginning of such period. These calculations were appropriately pro-rated for the first three fiscal quarters of operation and adjusted for any share issuances or repurchases during the applicable period. Such incentive fee would become payable on the next date on which such test had been satisfied for the most recent four full fiscal quarters or upon certain terminations of the investment advisory and management agreement. We commenced deferring cash payment of incentive fees during the quarterly period ended August 31, 2007, and continued to defer such payments through the quarterly period ended May 31, 2010. As of July 30, 2010, the date on which GSCP (NJ), L.P. ceased to be our investment adviser and administrator, we owed GSCP (NJ), L.P. $2.9 million in fees for services previously provided to us; of which $0.3 million has been paid by us. GSCP (NJ), L.P. agreed to waive payment by us of the remaining $2.6 million in connection with the consummation of the stock purchase transaction with Saratoga Investment Advisors and certain of its affiliates described elsewhere in this Prospectus.

The terms of the investment advisory and management agreement with Saratoga Investment Advisors, our current investment adviser, are substantially similar to the terms of the investment advisory and management agreement we had entered into with GSCP (NJ), L.P., our former investment adviser, except for the following material distinctions in the fee terms:

•	The capital gains portion of the incentive fee was reset with respect to gains and losses from May 31, 2010, and therefore losses and gains incurred prior to such time will not be taken into account when calculating the capital gains fee payable to Saratoga Investment Advisors and, as a result, Saratoga Investment Advisors will be entitled to 20.0% of net gains that arise after May 31, 2010. In addition, the cost basis for computing realized gains and losses on investments held by us as of May 31, 2010 equal the fair value of such investment as of such date. Under the investment advisory and management agreement with our former investment adviser, GSCP (NJ), L.P., the capital gains fee was calculated from March 21, 2007, and the gains were substantially outweighed by losses.

•	Under the “catch up” provision, 100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income that exceeds 1.875% but is less than or equal to 2.344% in any fiscal quarter is payable to Saratoga Investment Advisors. This will enable Saratoga Investment Advisors to receive 20.0% of all net investment income as such amount approaches 2.344% in any quarter, and Saratoga Investment Advisors will receive 20.0% of any additional net investment income. Under the investment advisory and management agreement with our former investment adviser, GSCP (NJ), L.P. only received 20.0% of the excess net investment income over 1.875%.

•	We will no longer have deferral rights regarding incentive fees in the event that the distributions to stockholders and change in net assets is less than 7.5% for the preceding four fiscal quarters.

To the extent that any of our leveraged loans are denominated in a currency other than U.S. Dollars, we may enter into currency hedging contracts to reduce our exposure to fluctuations in currency exchange rates. We may also enter into interest rate hedging agreements. Such hedging activities, which will be subject to compliance with applicable legal requirements, may include the use of interest rate caps, futures, options and forward contracts. Costs incurred in entering into or settling such contracts will be borne by us.

New Accounting Pronouncements

In March 2017, the FASB issued Accounting Standards Update (“ASU”) 2017-08, Receivables— Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities (“ASU 2017-08”) which amends the amortization period for certain purchased callable debt securities held at a premium, shortening such period to the earliest call date. ASU 2017-08 does not require any accounting change for debt securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. Management is currently evaluating the impact ASU 2016-15 will have on the Company’s consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Amendments to the Leases (“ASU Topic 842”), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the statement of financial position. The lease cost will be allocated over the lease term on a straight-line basis. This guidance is effective for annual and interim periods beginning after December 15, 2018. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments — Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. Management is currently evaluating the impact the adoption of this standard has on our consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In May 2016, ASU 2016-12 amended ASU 2014-09 and deferred the effective period for annual periods beginning after December 15, 2017. Management has concluded that the majority of its revenues associated with financial instruments are scoped out of ASC 606. Management is evaluating the impact of the standard on certain other income earned by the Company.

Portfolio and investment activity

Corporate Debt Portfolio Overview

	At November 30, 2017		At February 28, 2017
	($ in millions)		($ in millions)
Number of investments(1)	57		52
Number of portfolio companies(3)	32		28
Average investment size(1)	$5.7		$5.4
Weighted average maturity(1)	3.7 yrs		3.8 yrs
Number of industries(3)	9		9
Average investment per portfolio company(1)	$9.9		$9.7
Non-performing or delinquent investments	$8.3		$8.4
Fixed rate debt (% of interest bearing portfolio)(2)	$48.2(16.0%	)	$44.2(16.9%	)
Weighted average current coupon(2)	11.4%		11.4%
Floating rate debt (% of interest bearing portfolio)(2)	$252.7(84.0%	)	$217.6(83.1%	)
Weighted average current spread over LIBOR(2)(4)	9.4%		9.3%

(1)	Excludes our investment in the subordinated notes of Saratoga CLO.
(2)	Excludes our investment in the subordinated notes of Saratoga CLO and equity interests.
(3)	Excludes our investment in the subordinated notes of Saratoga CLO and Class F notes tranche of Saratoga CLO.
(4)	Calculation uses either 1-month or 3-month LIBOR, depending on the contractual terms, and after factoring in any existing LIBOR floors.

During the three months ended November 30, 2017, we invested $5.2 million in new or existing portfolio companies and had $1.8 million in aggregate amount of exits and repayments resulting in net investments of $3.4 million for the period. During the three months ended November 30, 2016, we invested $30.1 million in new or existing portfolio companies and had $23.8 million in aggregate amount of exits and repayments resulting in net investments of $6.3 million for the period.

During the nine months ended November 30, 2017, we invested $86.9 million in new or existing portfolio companies and had $45.6 million in aggregate amount of exits and repayments resulting in net investments of $41.3 million for the period. During the nine months ended November 30, 2016, we invested $85.9 million in new or existing portfolio companies and had $94.7 million in aggregate amount of exits and repayments resulting in net repayments of $8.8 million for the period.

Our portfolio composition at November 30, 2017 and February 28, 2017 at fair value was as follows:

Portfolio composition

	At November 30, 2017		At February 28, 2017
	Percentage of Total Portfolio	Weighted Average Current Yield	Percentage of Total Portfolio	Weighted Average Current Yield
Syndicated loans	2.7%	5.6%	3.4%	5.3%
First lien term loans	54.8	10.8	54.3	10.5
Second lien term loans	29.3	11.9	30.0	11.7
Structured finance securities	4.8	19.4	5.3	12.7
Equity interests	8.4	3.6	7.0	0.4

Total	100.0%	11.3%	100.0%	10.9%

Our investment in the subordinated notes of Saratoga CLO represents a first loss position in a portfolio that, at November 30, 2017 and February 28, 2017 was composed of $308.6 million and $297.1 million, respectively, in aggregate principal amount of predominantly senior secured first lien term loans. This investment is subject to unique risks. (See “Risk Factors—Our investment in Saratoga CLO constitutes a leveraged investment in a portfolio of predominantly senior secured first lien term loans and is subject to additional risks and volatility” in our Annual Report on Form 10-K for the fiscal year ended February 28, 2017). We do not consolidate the Saratoga CLO portfolio in our consolidated financial statements. Accordingly, the metrics below do not include the underlying Saratoga CLO portfolio investments. However, at November 30, 2017, $296.7 million or 98.0% of the Saratoga CLO portfolio investments in terms of market value had a CMR (as defined below) color rating of green or yellow and one Saratoga CLO portfolio investment was in default with a fair value of $1.6 million. At February 28, 2017, $288.5 million or 98.7% of the Saratoga CLO portfolio investments in terms of market value had a CMR (as defined below) color rating of green or yellow and one Saratoga CLO portfolio investment was in default with a fair value of $1.4 million.

Saratoga Investment Advisors normally grades all of our investments using a credit and monitoring rating system (“CMR”). The CMR consists of a single component: a color rating. The color rating is based on several criteria, including financial and operating strength, probability of default, and restructuring risk. The color ratings are characterized as follows: (Green)—performing credit; (Yellow)—underperforming credit; (Red)—in principal payment default and/or expected loss of principal.

The CMR distribution of our investments at November 30, 2017 and February 28, 2017 was as follows:

Portfolio CMR distribution

	At November 30, 2017		At February 28, 2017
Color Score	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	($ in thousands)
Green	$290,304	85.7%	$245,678	83.9%
Yellow	8,276	2.4	8,423	2.9
Red	8	0.0	7,069	2.4
N/A(1)	40,250	11.9	31,491	10.8

Total	$338,838	100.0%	$292,661	100.0%

(1)	Comprised of our investment in the subordinated notes of Saratoga CLO and equity interests.

The change in reserve from $0.2 million as of February 28, 2017 to $1.4 million as of November 30, 2017 primarily related to the increase in reserve for the nine months on the non-performing and delinquent investment, TM Restaurant Group L.L.C.

The CMR distribution of Saratoga CLO investments at November 30, 2017 and February 28, 2017 was as follows:

Portfolio CMR distribution

	At November 30, 2017		At February 28, 2017
Color Score	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	($ in thousands)
Green	$268,903	88.8%	$266,449	91.1%
Yellow	27,819	9.2	22,064	7.6
Red	5,968	2.0	3,925	1.3
N/A(1)	4	0.0	23	0.0

Total	$302,694	100.0%	$292,461	100.0%

(1)	Comprised of Saratoga CLO’s equity interests.

Portfolio composition by industry grouping at fair value

The following table shows our portfolio composition by industry grouping at fair value at November 30, 2017 and February 28, 2017:

	At November 30, 2017		At February 28, 2017
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	($ in thousands)
Business Services	$192,925	56.9%	$161,212	55.1%
Healthcare Services	39,954	11.8	38,544	13.2
Education	26,783	7.9	10,928	3.7
Media	17,876	5.3	18,698	6.4
Consumer Services	17,226	5.1	20,748	7.1
Structured Finance Securities(1)	16,313	4.8	15,450	5.3
Building Products	14,850	4.4	—	—
Food and Beverage	8,275	2.4	8,423	2.9
Metals	4,342	1.3	851	0.3
Consumer Products	294	0.1	968	0.3
Real Estate	—	—	16,839	5.7

Total	$338,838	100.0%	$292,661	100.0%

(1)	Comprised of our investment in the subordinated notes and Class F Note of Saratoga CLO.

The following table shows Saratoga CLO’s portfolio composition by industry grouping at fair value at November 30, 2017 and February 28, 2017:

	At November 30, 2017		At February 28, 2017
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	($ in thousands)
Services: Business	$41,880	13.8%	$40,675	13.9%
High Tech Industries	29,052	9.6	17,851	6.1
Healthcare & Pharmaceuticals	26,287	8.7	33,002	11.3
Telecommunications	18,873	6.2	13,704	4.7
Banking, Finance, Insurance & Real Estate	17,316	5.7	14,752	5.0
Retailers (Except Food and Drugs)	16,987	5.6	14,706	5.0
Chemicals/Plastics	15,257	5.0	21,492	7.4
Media	11,192	3.7	11,283	3.9
Aerospace and Defense	10,690	3.5	11,643	4.0
Automotive	9,061	3.0	6,088	2.1
Industrial Equipment	8,068	2.7	9,853	3.4
Services: Consumer	7,769	2.6	788	0.3
Leisure Goods/Activities/Movies	7,484	2.5	9,627	3.3
Transportation	6,977	2.3	2,731	0.9
Retail	6,414	2.1	—	—
Utilities	5,936	2.0	4,944	1.7
Financial Intermediaries	4,504	1.5	9,476	3.2
Publishing	4,347	1.4	4,580	1.6
Food Services	4,174	1.4	5,932	2.0
Oil & Gas	4,143	1.4	3,209	1.1
Beverage, Food & Tobacco	3,971	1.3	3,013	1.0
Drugs	3,774	1.3	5,394	1.8
Capital Equipment	3,595	1.2	6,026	2.1
Technology	3,547	1.2	3,935	1.3
Containers/Glass Products	3,409	1.1	2,008	0.7
Electronics/Electric	3,391	1.1	8,036	2.7
Construction & Building	2,921	1.0	1,974	0.7
Insurance	2,911	1.0	3,001	1.0
Conglomerate	2,534	0.8	3,584	1.2
Brokers/Dealers/Investment Houses	2,426	0.8	2,479	0.8
Lodging and Casinos	2,304	0.8	4,311	1.5
Hotel, Gaming and Leisure	2,020	0.7	2,025	0.7
Food/Drug Retailers	1,860	0.6	2,877	1.0
Food Products	1,619	0.5	3,147	1.1
Cable and Satellite Television	1,602	0.5	1,617	0.6
Consumer Goods: Non-Durable	1,005	0.3	—	—
Forest Products & Paper	1,001	0.3	—	—
Media, Broadcasting & Subscription	1,001	0.3	—	—
Consumer Goods: Durable	503	0.2	—	—
Metals & Mining	502	0.2	—	—
Broadcast Radio and Television	387	0.1	343	0.1
Nonferrous Metals/Minerals	—	—	1,312	0.4
Environmental Industries	—	—	800	0.3
Building and Development	—	—	243	0.1

Total	$302,694	100.0%	$292,461	100.0%

Portfolio composition by geographic location at fair value

The following table shows our portfolio composition by geographic location at fair value at November 30, 2017 and February 28, 2017. The geographic composition is determined by the location of the corporate headquarters of the portfolio company.

	At November 30, 2017		At February 28, 2017
	Investments at Fair Value	Percentage of Total Portfolio	Investments at Fair Value	Percentage of Total Portfolio
	($ in thousands)
Southeast	$153,313	45.2%	$116,186	39.7%
Midwest	85,465	25.2	75,154	25.7
Southwest	36,800	10.9	34,060	11.6
Northeast	34,782	10.3	38,880	13.3
Other (1)	16,313	4.8	15,450	5.3
Northwest	7,729	2.3	7,780	2.6
West	4,436	1.3	5,151	1.8

Total	$338,838	100.0%	$292,661	100.0%

(1)	Comprised of our investment in the subordinated notes and Class F Note of Saratoga CLO.

Results of operations

Operating results for the three and nine months ended November 30, 2017 and the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015 are as follows:

	For the Three Months Ended November 30, 2017	For the Nine Months Ended November 30, 2017	For the Year Ended
			February 29, 2017	February 28, 2016	February 28, 2015
	($ in thousands)
Total investment income	$9,526	$28,487	$33,157	$30,050	$27,375
Total operating expenses	6,510	19,076	22,042	19,372	17,701
Loss on extinguishment of debt	—	—	1,455	—	—

Net investment income	3,016	9,411	9,660	10,678	9,674
Net realized gains from investments	21	(5,658)	(10,641)	226	3,276
Net change in unrealized appreciation (depreciation) on investments	1,226	8,394	741	741	(1,943)

Net increase in net assets resulting from operations	$4,263	$12,147	$11,387	$11,645	$11,007

Investment income

The composition of our investment income for the three and nine months ended November 30, 2017 and the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015 are as follows:

	For the Three Months Ended November 30, 2017	For the Nine Months Ended November 30, 2017	For the Year Ended
			February 29, 2017	February 28, 2016	February 28, 2015
	($ in thousands)
Interest from investments	$8,891	25,818	$29,348	$26,871	$24,684
Management fee income	376	1,128	1,499	1,495	1,520
Incentive fee income	209	477	—	—	—
Interest from cash and cash equivalents and other income	50	1,064	2,310	1,684	1,171

Total investment income	$9,526	28,487	$33,157	$30,050	$27,375

For the three months ended November 30, 2017, total investment income of $9.5 million increased $1.1 million, or 12.8% compared to $8.4 million for the three months ended November 30, 2016. Interest income from investments increased $1.4 million, or 19.2%, to $8.9 million for the three months ended November 30, 2017 from $7.5 million for the three months ended November 30, 2016. This reflects an increase of 22.1% in total investments to $338.8 million at November 30, 2017 from $277.6 million at November 30, 2016, with the weighted average current coupon increasing from 10.8% to 11.3%.

For the nine months ended November 30, 2017, total investment income of $28.5 million increased $3.7 million, or 14.9% compared to $24.8 million for the nine months ended November 30, 2016. Interest income from investments increased $3.8 million, or 17.1%, to $25.8 million for the nine months ended November 30, 2017 from $22.0 million for the nine months ended November 30, 2016. This reflects an increase of 22.1% in total investments to $338.8 million at November 30, 2017 from $277.6 million at November 30, 2016, with the weighted average current coupon increasing from 10.8% to 11.3%.

For the fiscal year ended February 28, 2017, total investment income increased $3.1 million, or 10.3% compared to the fiscal year ended February 29, 2016. Interest income from investments increased $2.5 million, or 9.2%, to $29.3 million for the year ended February 28, 2017 from $26.9 million for the fiscal year ended February 29, 2016. This reflects an increase of 3.1% in total investments to $292.7 million at February 28, 2017 from $284.0 million at February 29, 2016, partially offset by the weighted average current coupon reducing from 11.5% to 11.4%.

For the fiscal year ended February 29, 2016, total investment income increased $2.7 million, or 9.8% compared to the fiscal year ended February 28, 2015. Interest income from investments increased $2.2 million, or 8.9%, to $26.9 million for the year ended February 29, 2016 from $24.7 million for the fiscal year ended February 28, 2015. This reflects an increase of 18.1% in total investments to $284.0 million at February 29, 2016 from $240.5 million at February 28, 2015, offset by the weighted average current coupon reducing from 12.0% to 11.5%.

For the three and nine months ended November 30, 2017, total PIK income was $0.8 million and $1.8 million, respectively. For the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015, total PIK income was $0.7 million, $1.0 million, and $1.2 million, respectively.

For the three and nine months ended November 30, 2017, incentive fee income of $0.2 million and $0.5 million, respectively, was recognized related to the Saratoga CLO, reflecting the 12.0% hurdle rate that has been achieved. For the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015, we did not accrue any amounts related to the incentive management fee from Saratoga CLO as the 12.0% hurdle rate had not yet been achieved.

Operating expenses

The composition of our operating expenses for the three and nine months ended November 30, 2017 and the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015 are as follows:

	For the Three Months Ended November 30, 2017	For the Nine Months Ended November 30, 2017	For the Year Ended
			February 29, 2017	February 28, 2016	February 28, 2015
	($ in thousands)
Interest and debt financing expenses	$2,759	$8,245	$9,888	$8,456	$7,375
Base management fees	1,485	4,358	4,899	4,529	4,157
Professional fees	388	1,180	1,243	1,336	1,302
Administrator expenses	438	1,208	1,367	1,175	1,000
Incentive management fees	1,055	2,940	2,948	2,232	2,548
Insurance	65	197	276	331	337
Directors fees and expenses	43	154	235	204	210
General and administrative and other expenses	277	809	1,141	995	475
Excise tax expense (credit)	—	(15)	45	114	294

Total operating expenses	$6,510	$19,076	$22,042	$19,372	$17,701

For the three months ended November 30, 2017, total operating expenses increased $1.5 million, or 29.6% compared to the three months ended November 30, 2016. For the nine months ended November 30, 2017, total operating expenses increased $2.8 million, or 17.5% compared to the nine months ended November 30, 2016.

For the year ended February 28, 2017, total operating expenses increased $2.7 million, or 13.8% compared to the year ended February 29, 2016. For the year ended February 29, 2016, total operating expenses increased $1.7 million, or 9.4% compared to the year ended February 28, 2015.

For the three and nine months ended November 30, 2017 and November 30, 2016, the increase in interest and debt financing expenses is primarily attributable to an increase in outstanding debt as compared to the prior year, with increased levels of outstanding SBA debentures, additional notes being issued and our Credit Facility having an outstanding balance this quarter-end. Our SBA debentures increased from $112.7 million at November 30, 2016 to $134.7 million at November 30, 2017, while the 2020 Notes were repaid and the 2023 Notes issued, increasing the notes payable from $61.8 million outstanding to $74.5 million outstanding for these same periods. For the years ended February 28, 2017 and February 29, 2016, the increase in interest and debt financing expenses is primarily attributable to an increase in outstanding debt as compared to the prior years, with increased levels of outstanding SBA debentures, as well as additional notes being issued. Our SBA debentures increased from $103.7 million to $112.7 million and the 2020 Notes were repaid and the 2023 Notes issued, increasing the notes payable from $61.8 million outstanding to $74.5 million outstanding for these same periods.

For the three months ended November 30, 2017, the weighted average interest rate on our outstanding indebtedness was 4.47% compared to 4.66% for the three months ended November 30, 2016. For the nine months ended November 30, 2017, the weighted average interest rate on our outstanding indebtedness was 4.52% compared to 4.73% for the nine months ended November 30, 2016. For both periods, the decrease was primarily driven by an increase in SBA debentures that carry a lower interest rate as well as the notes payable interest rate decreasing from 7.50% to 6.75% following the refinancing of the 2020 Notes. SBA debentures decreased from 64.6% of overall debt as of November 30, 2016 to 64.1% as of November 30, 2017, primarily due to the increase in notes issued and the $1.0 million outstanding on the Credit Facility. For the year ended February 28, 2017, the weighted average interest rate on our outstanding indebtedness was 4.76% compared to 4.92% for the fiscal year ended February 29, 2016 and 4.95% for the fiscal year ended February 28, 2015. This decrease was primarily driven by an increase in SBA debentures that carry a lower interest rate as well as the notes payable interest rate decreasing from 7.50% to 6.75% following the refinancing of the 2020 Notes. SBA debentures decreased from 62.7% of overall debt as of February 29, 2016 to 60.2% as of February 28, 2017.

For the three months ended November 30, 2017, base management fees increased $0.3 million, or 21.8% compared to the three months ended November 30, 2016. For the nine months ended November 30, 2017, base management fees increased $0.7 million, or 19.4% compared to the nine months ended November 30, 2016. The increase in base management fees results from the 21.8% increase in the average value of our total assets, less cash and cash equivalents, from $279.6 million as of November 30, 2016 to $340.5 million as of November 30, 2017. For the year ended February 28, 2017, base management fees increased $0.4 million, or 8.2% compared to the fiscal year ended February 29, 2016. The increase in base management fees results from the 8.7% increase in the average value of our total assets, less cash and cash equivalents, from $266.3 million as of February 29, 2016 to $289.4 million as of February 28, 2017. For the year ended February 29, 2016, base management fees increased $0.4 million, or 8.9% compared to the fiscal year ended February 28, 2015. The increase in base management fees results from the 8.0% increase in the average value of our total assets, less cash and cash equivalents, from $246.5 million as of February 28, 2015 to $266.3 million as of February 29, 2016, respectively.

For the three and nine months ended November 30, 2017, professional fees increased $0.1 million, or 17.6%, and increased $0.2 million, or 19.0%, respectively, compared to the three and nine months ended November 30, 2016. This primarily relates to accounting fees from the current Sarbanes-Oxley Act implementation. For the year ended February 28, 2017, professional fees decreased $0.1 million, or 6.9% compared to the fiscal year ended February 29, 2016. For the year ended February 29, 2016, professional fees increased $0.03 million, or 2.7% compared to the fiscal year ended February 28, 2015.

For the three months ended November 30, 2017, incentive management fees increased $0.7 million, or 167.3%, compared to the three months ended November 30, 2016. For the nine months ended November 30, 2017, incentive management fees increased $0.6 million, or 26.1%, compared to the nine months ended November 30, 2016. For the year ended February 28, 2017, incentive management fees increased $0.7 million, or 32.0% compared to the fiscal year ended February 29, 2016. For the year ended February 29, 2016, incentive management fees decreased $0.3 million, or 12.4% compared to the fiscal year ended February 28, 2015. The first part of the incentive management fees increased this year from $2.2 million to $2.5 million as higher average total assets of 21.8% has led to increased net investment income above the hurdle rate pursuant to the investment advisory and management agreement. The first part of the incentive management fees increased in 2017 from $2.2 million for the year ended February 29, 2016 to $2.8 million for the year ended February 28, 2017, as higher average total assets of 8.7% has led to increased net investment income above the hurdle rate pursuant to the investment advisory and management agreement. The first part of the incentive management fees increased in 2016, as higher average total assets of 8.0% has led to increased net investment income above the hurdle rate pursuant to the investment advisory and management agreement.

In addition, the incentive management fees related to capital gains increased from a reduction of incentive fees of $0.4 million for the three months ended November 30, 2016 to an increase of $0.3 million for the three months ended November 30, 2017, reflecting the $1.2 million net gain on investments for the three months ended November 30, 2017 as compared to the $1.8 million net loss on investments for the three months ended November 30, 2016. The incentive management fees related to capital gains increased from $0.1 million for the nine months ended November 30, 2016 to $0.4 million, reflecting the higher $2.7 million net gain on investments for the nine months ended November 30, 2017 as compared to the $1.6 million net gain on investments for the nine months ended November 30, 2016. For the year ended February 29, 2017, the incentive management fees related to capital gains also increased from a decrease in expense of $0.1 million to an increase in expense of $0.1 million, reflecting the realized and unrealized gains earned this year. For the year ended February 29, 2016, incentive management fees decreased $0.3 million, or 12.4% compared to the fiscal year ended February 28, 2015. However, for the year ended February 29, 2016, incentive management fees in total were more than offset as the incentive management fees related to capital gains changed from a $0.3 million increase in expense to a $0.05 million decrease in expense compared to the fiscal year ended February 28, 2015.

As discussed above, the increase in interest and debt financing expenses for the three and nine months ended November 30, 2017 and for the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015 is primarily attributable to an increase in the amount of outstanding debt. As of November 30, 2017, there was $1.0 million of outstanding borrowings under the Credit Facility, whereas there were no outstanding borrowings under the Credit Facility as of November 30, 2016. For the years ended February 29, 2016 and February 28, 2015, the weighted average interest rate on the outstanding borrowings under the Credit Facility was 6.00% and 6.75%, respectively. For the three and nine months ended November 30, 2017 and for the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015, the weighted average interest rate on the outstanding borrowings of the SBA debentures was 3.14%, 3.12%, 3.13%, 3.12% and 2.93%, respectively.

Net realized gains (losses) on sales of investments

For the three and nine months ended November 30, 2017, the Company had $1.8 million and $45.6 million of sales, repayments, exits or restructurings resulting in $0.02 million of net realized gains and $5.7 million of net realized losses, respectively. The most significant realized gains (losses) during the nine months ended November 30, 2017 were as follows (dollars in thousands):

Nine Months ended November 30, 2017

Issuer	Asset Type	Gross Proceeds	Cost	Net Realized Gain (Loss)
My Alarm Center, LLC	Second Lien Term Loan	$2,617	$10,330	$(7,713)
Mercury Funding, LLC	Common Stock	2,631	858	1,773

The $7.7 million of realized loss on our investment in My Alarm Center, LLC, was due to the completion of a sales transaction, following increasing leverage levels combined with declining market conditions in the sector.

The $1.8 million of realized gain on our investment in Mercury Funding, LLC, was driven by the completion of a sales transaction with a strategic acquirer.

For the fiscal year ended February 28, 2017, the Company had $121.2 million of sales, repayments, exits or restructurings resulting in $12.4 million of net realized gains. The most significant realized gains during the year ended February 28, 2017 were as follows (dollars in thousands):

Fiscal year ended February 28, 2017

Issuer	Asset Type	Gross Proceeds	Cost	Net Realized Gain
Take 5 Oil Change, L.L.C.	Common Stock	$6,505	$481	$6,024
Legacy Cabinets, Inc.	Common Stock Voting A-1	2,320	221	2,099
Legacy Cabinets, Inc.	Common Stock Voting B-1	1,464	139	1,325

The $6.0 million of realized gain on our investment in Take 5 Oil Change, L.L.C. was due to the completion of a sales transaction with a strategic acquirer.

The $3.4 million of realized gains on our investments in Legacy Cabinets, Inc. were due to a period of steadily improving performance, leading up to our sale of shares in Legacy Cabinets, Inc.

For the fiscal year ended February 29, 2016, the Company had $68.2 million of sales, repayments, exits or restructurings resulting in $0.2 million of net realized gains. The most significant realized gains and losses during the year ended February 29, 2016 were as follows (dollars in thousands):

Fiscal year ended February 29, 2016

Issuer	Asset Type	Gross Proceeds	Cost	Net Realized Gain/ (Loss)
Network Communications, Inc.	Common Stock	$3,206	$—	$3,206
Targus Holdings, Inc.	Unsecured Note	—	(2,054)	(2,054)
Targus Holdings, Inc.	First Lien Term Loan	—	(1,172)	(1,172)
Targus Holdings, Inc.	Common Stock	—	(567)	(567)

The $3.2 million of realized gain on our investments in Network Communications, Inc. is due to the sale of the company to a third party and reflects the realization value pursuant to that transaction.

For the fiscal year ended February 28, 2015, the Company had $73.3 million of sales, repayments, exits or restructurings resulting in $3.3 million of net realized gains. The most significant realized gains during the year ended February 28, 2015 were as follows (dollars in thousands):

Fiscal year ended February 28, 2015

Issuer	Asset Type	Gross Proceeds	Cost	Net Realized Gain
Community Investors, Inc.	Term Loan A Senior Facility	$6,983	$6,886	$97
HOA Restaurant GP/Finance	Senior Secured Notes	4,225	3,938	287
USS Parent Holding Corp	Non Voting Common Stock	248	133	115
USS Parent Holding Corp	Voting Common Stock	5,650	3,026	2,624

Net change in unrealized appreciation (depreciation) on investments

For the three months ended November 30, 2017, our investments had net unrealized appreciation of $1.2 million versus net unrealized depreciation of $2.1 million for the three months ended November 30, 2016. For the nine months ended November 30, 2017, our investments had net unrealized appreciation of $8.4 million versus net unrealized depreciation of $10.7 million for the nine months ended November 30, 2016. The most significant cumulative changes in unrealized appreciation and depreciation for the nine months ended November 30, 2017, were the following (dollars in thousands):

Nine Months ended November 30, 2017

Issuer	Asset Type	Cost	Fair Value	Total Unrealized Appreciation (Depreciation)	YTD Change in Unrealized Appreciation
Elyria Foundry Company, L.L.C.	Common Stock	$9,685	$3,494	$(6,191)	$2,614
My Alarm Center, LLC	Second Lien Term Loan	—	—	—	2,298
Saratoga Investment Corp. CLO 2013-1 Ltd.	Other/Structured Finance Securities	9,192	11,814	2,622	1,992
Easy Ice, LLC	Preferred Equity	8,543	10,336	1,793	1,793

The $2.6 million of change in unrealized appreciation in our investment in Elyria Foundry Company, L.L.C. was driven by an increase in oil and gas markets since year-end, positively impacting the company’s performance.

The $2.3 million of change in unrealized appreciation in our investment in My Alarm Center, LLC was driven by the completion of a sales transaction. In recognizing this loss as a result of the sale, unrealized depreciation was adjusted to zero, which resulted in a $2.3 million change in unrealized appreciation for the nine months.

The $2.0 million of change in unrealized appreciation in our investment in the Saratoga CLO was driven by continued improved performance of the Saratoga CLO.

The $1.8 million of change in unrealized appreciation in our investment in Easy Ice, LLC was driven by the completion of a strategic acquisition that increased the scale and earnings of the business.

For the year ended February 28, 2017, our investments had net unrealized depreciation of $10.6 million versus net unrealized appreciation of $0.7 million for the year ended February 29, 2016. The most significant cumulative changes in unrealized depreciation for the year ended February 28, 2017, were the following (dollars in thousands):

Fiscal year ended February 28, 2017

Issuer	Asset Type	Cost	Fair Value	Total Unrealized Depreciation	YTD Change in Unrealized Depreciation
Take 5 Oil Change, L.L.C.	Common Stock	$—	$—	$—	$(5,755)
Legacy Cabinets, Inc.	Common Stock Voting A-1	—	—	—	(2,456)
Legacy Cabinets, Inc.	Common Stock Voting B-1	—	—	—	(1,550)
Elyria Foundry Company, L.L.C.	Common Stock	9,217	413	(8,804)	(1,613)

The $5.8 million of change in unrealized depreciation in our investment in Take 5 Oil Change, L.L.C. was driven by the completion of a sales transaction with a strategic acquirer. In realizing this gain as a result of the sale, unrealized appreciation was adjusted to zero, which resulted in a $5.8 million change in unrealized depreciation for the year.

The $4.0 million of change in unrealized depreciation in our investments in Legacy Cabinets, Inc. were driven by the completion of a sales transaction. In realizing these gains as a result of the sale, unrealized appreciation was adjusted to zero, which resulted in a $4.0 million change in unrealized depreciation for the year.

The $1.6 million of change in unrealized depreciation in our investment in Elyria Foundry Company, L.L.C. was driven by a decline in oil and gas end markets since year-end, negatively impacting the company’s performance.

For the year ended February 29, 2016, our investments had net unrealized appreciation of $0.7 million versus net unrealized depreciation of $1.9 million for the year ended February 28, 2015. The most significant cumulative changes in unrealized appreciation and depreciation for the year ended February 29, 2016, were the following (dollars in thousands):

Fiscal year ended February 29, 2016

Issuer	Asset Type	Cost	Fair Value	Total Unrealized Appreciation/ (Depreciation)	YTD Change in Unrealized Appreciation/ (Depreciation)
Take 5 Oil Change, L.L.C.	Common Stock	$481	$6,235	$5,754	$4,762
Targus Holdings, Inc.	Unsecured Notes	—	—	—	2,054
Elyria Foundry Company, L.L.C.	Common Stock	9,217	2,026	(7,191)	(4,735)

For the year ended February 28, 2015, our investments had net unrealized depreciation of $1.9 million versus net unrealized depreciation of $1.6 million for the year ended February 28, 2014. The most significant cumulative changes in unrealized appreciation and depreciation for the year ended February 28, 2015, were the following (dollars in thousands):

Fiscal year ended February 28, 2015

Issuer	Asset Type	Cost	Fair Value	Total Unrealized Appreciation/ (Depreciation)	YTD Change in Unrealized Appreciation/ (Depreciation)
Legacy Cabinets, Inc.	Common—Voting A-1	$221	$1,493	$1,272	$941
Targus Holdings, Inc.	Common	567	—	(567)	(730)
Saratoga CLO	Other/Structured Finance Securities	15,953	17,031	1,078	(1,935)

Changes in net assets resulting from operations

For the three and nine months ended November 30, 2017 and the fiscal years ended February 28, 2017, February 29, 2016 and February 28, 2015, we recorded a net increase in net assets resulting from operations of $4.3 million, $12.1 million, $11.4 million, 11.6 million and $11.0 million, respectively. Based on 6,040,311 weighted average common shares outstanding as of November 30, 2017, our per share net increase in net assets resulting from operations was $0.71 for the three months ended November 30, 2017. This compares to a per share net increase in net assets resulting from operations of $0.27 for the three months ended November 30, 2016 based on 5,727,933 weighted average common shares outstanding as of November 30, 2016. Based on 5,952,086 weighted average common shares outstanding as of November 30, 2017, our per share net increase in net assets resulting from operations was $2.04 for the nine months ended November 30, 2017. This compares to a per share net increase in net assets resulting from operations of $1.77 for the nine months ended November 30, 2016 based on 5,735,443 weighted average common shares outstanding as of November 30, 2016. Based on 5,740,450 weighted average common shares outstanding as of February 28, 2017, our per share net increase in net assets resulting from operations was $1.98 for the fiscal year ended February 28, 2017. This compares to a per share net increase in net assets resulting from operations of $2.09 for the fiscal year ended February 29, 2016 (based on 5,582,453 weighted average common shares outstanding as of February 29, 2016), and a per share net increase in net assets resulting from operations of $2.04 for the fiscal year ended February 28, 2015 (based on 5,385,049 weighted average common shares outstanding as of February 28, 2015).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

We intend to continue to generate cash primarily from cash flows from operations, including interest earned from our investments in debt in middle market companies, interest earned from the temporary investment of cash in U.S. government securities and other high-quality debt investments that mature in one year or less, future borrowings and future offerings of securities.

Although we expect to fund the growth of our investment portfolio through the net proceeds from SBA debenture drawdowns and future equity offerings, including our dividend reinvestment plan (“DRIP”), and issuances of senior securities or future borrowings, to the extent permitted by the 1940 Act, we cannot assure you that our plans to raise capital will be successful. In this regard, because our common stock has historically traded at a price below our current net asset value per share and we are limited in our ability to sell our common stock at a price below net asset value per share, we have been and may continue to be limited in our ability to raise equity capital.

In addition, we intend to distribute to our stockholders substantially all of our taxable income in order to satisfy the distribution requirement applicable to RICs under the Code. In satisfying this distribution requirement, we have in the past relied on Internal Revenue Service (“IRS”) issued private letter rulings concluding that a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all stockholders, which limitation must be at least 20.0% of the aggregate declared distribution. We may rely on these IRS private letter rulings in future periods to satisfy our RIC distribution requirement.

Also, as a BDC, we generally are required to meet a coverage ratio of total assets, less liabilities and indebtedness not represented by senior securities, to total senior securities, which include all of our borrowings and any outstanding preferred stock, of at least 200.0%. This requirement limits the amount that we may borrow. Our asset coverage ratio, as defined in the 1940 Act, was 284.0% as of November 30, 2017 and 271.0% as of February 28, 2017. To fund growth in our investment portfolio in the future, we anticipate needing to raise additional capital from various sources, including the equity markets and other debt-related markets, which may or may not be available on favorable terms, if at all.

Consequently, we may not have the funds or the ability to fund new investments, to make additional investments in our portfolio companies, to fund our unfunded commitments to portfolio companies or to repay borrowings. Also, the illiquidity of our portfolio investments may make it difficult for us to sell these investments when desired and, if we are required to sell these investments, we may realize significantly less than their recorded value.

Madison revolving credit facility

Below is a summary of the terms of the senior secured revolving credit facility we entered into with Madison Capital Funding LLC (the “Credit Facility”) on June 30, 2010, which was most recently amended on May 18, 2017.

Availability. The Company can draw up to the lesser of (i) $40.0 million (the “Facility Amount”) and (ii) the product of the applicable advance rate (which varies from 50.0% to 75.0% depending on the type of loan asset) and the value, determined in accordance with the Credit Facility (the “Adjusted Borrowing Value”), of certain “eligible” loan assets pledged as security for the loan (the “Borrowing Base”), in each case less (a) the amount of any undrawn funding commitments the Company has under any loan asset and which are not covered by amounts in the Unfunded Exposure Account referred to below (the “Unfunded Exposure Amount”) and outstanding borrowings. Each loan asset held by the Company as of the date on which the Credit Facility was closed was valued as of that date and each loan asset that the Company acquires after such date will be valued at the lowest of its fair value, its face value (excluding accrued interest) and the purchase price paid for such loan asset. Adjustments to the value of a loan asset will be made to reflect, among other things, changes in its fair value, a default by the obligor on the loan asset, insolvency of the obligor, acceleration of the loan asset, and certain modifications to the terms of the loan asset.

The Credit Facility contains limitations on the type of loan assets that are “eligible” to be included in the Borrowing Base and as to the concentration level of certain categories of loan assets in the Borrowing Base such as restrictions on geographic and industry concentrations, asset size and quality, payment frequency, status and terms, average life, and collateral interests. In addition, if an asset is to remain an “eligible” loan asset, the Company may not make changes to the payment, amortization, collateral and certain other terms of the loan assets without the consent of the administrative agent that will either result in subordination of the loan asset or be materially adverse to the lenders.

Collateral. The Credit Facility is secured by substantially all of the assets of the Company (other than assets held by our SBIC subsidiary) and includes the subordinated notes (“CLO Notes”) issued by Saratoga CLO and the Company’s rights under the CLO Management Agreement (as defined below).

Interest Rate and Fees. Under the Credit Facility, funds are borrowed from or through certain lenders at the greater of the prevailing LIBOR rate and 1.00%, plus an applicable margin of 4.75%. At the Company’s option, funds may be borrowed based on an alternative base rate, which in no event will be less than 2.00%, and the applicable margin over such alternative base rate is 3.75%. In addition, the Company pays the lenders a commitment fee of 0.75% per year on the unused amount of the Credit Facility for the duration of the Revolving Period (defined below). Accrued interest and commitment fees are payable monthly. The Company was also obligated to pay certain other fees to the lenders in connection with the closing of the Credit Facility.

Revolving Period and Maturity Date. The Company may make and repay borrowings under the Credit Facility for a period of three years following the closing of the Credit Facility (the “Revolving Period”). The Revolving Period may be terminated at an earlier time by the Company or, upon the occurrence of an event of default, by action of the lenders or automatically. All borrowings and other amounts payable under the Credit Facility are due and payable in full five years after the end of the Revolving Period.

Collateral Tests. It is a condition precedent to any borrowing under the Credit Facility that the principal amount outstanding under the Credit Facility, after giving effect to the proposed borrowings, not exceed the lesser of the Borrowing Base or the Facility Amount (the “Borrowing Base Test”). In addition to satisfying the Borrowing Base Test, the following tests must also be satisfied (together with Borrowing Base Test, the “Collateral Tests”):

•	Interest Coverage Ratio. The ratio (expressed as a percentage) of interest collections with respect to pledged loan assets, less certain fees and expenses relating to the Credit Facility, to accrued interest and commitment fees and any breakage costs payable to the lenders under the Credit Facility for the last 6 payment periods must equal at least 175.0%.

•	Overcollateralization Ratio. The ratio (expressed as a percentage) of the aggregate Adjusted Borrowing Value of “eligible” pledged loan assets plus the fair value of certain ineligible pledged loan assets and the CLO Notes (in each case, subject to certain adjustments) to outstanding borrowings under the Credit Facility plus the Unfunded Exposure Amount must equal at least 200.0%.

•	Weighted Average FMV Test. The aggregate adjusted or weighted value of “eligible” pledged loan assets as a percentage of the aggregate outstanding principal balance of “eligible” pledged loan assets must be equal to or greater than 72.0% and 80.0% during the one-year periods prior to the first and second anniversary of the closing date, respectively, and 85.0% at all times thereafter.

The Credit Facility also requires payment of outstanding borrowings or replacement of pledged loan assets upon the Company’s breach of its representation and warranty that pledged loan assets included in the Borrowing Base are “eligible” loan assets. Such payments or replacements must equal the lower of the amount by which the Borrowing Base is overstated as a result of such breach or any deficiency under the Collateral Tests at the time of repayment or replacement. Compliance with the Collateral Tests is also a condition to the discretionary sale of pledged loan assets by the Company.

Priority of Payments. During the Revolving Period, the priority of payments provisions of the Credit Facility require, after payment of specified fees and expenses and any necessary funding of the Unfunded Exposure Account, that collections of principal from the loan assets and, to the extent that these are insufficient, collections of interest from the loan assets, be applied on each payment date to payment of outstanding borrowings if the Borrowing Base Test, the Overcollateralization Ratio and the Interest Coverage Ratio would not otherwise be met. Similarly, following termination of the Revolving Period, collections of interest are required to be applied, after payment of certain fees and expenses, to cure any deficiencies in the Borrowing Base Test, the Interest Coverage Ratio and the Overcollateralization Ratio as of the relevant payment date.

Reserve Account. The Credit Facility requires the Company to set aside an amount equal to the sum of accrued interest, commitment fees and administrative agent fees due and payable on the next succeeding three payment dates (or corresponding to three payment periods). If for any monthly period during which fees and other payments accrue, the aggregate Adjusted Borrowing Value of “eligible” pledged loan assets which do not pay cash interest at least quarterly exceeds 15.0% of the aggregate Adjusted Borrowing Value of “eligible” pledged loan assets, the Company is required to set aside such interest and fees due and payable on the next succeeding six payment dates. Amounts in the reserve account can be applied solely to the payment of administrative agent fees, commitment fees, accrued and unpaid interest and any breakage costs payable to the lenders.

Unfunded Exposure Account. With respect to revolver or delayed draw loan assets, the Company is required to set aside in a designated account (the “Unfunded Exposure Account”) 100.0% of its outstanding and undrawn funding commitments with respect to such loan assets. The Unfunded Exposure Account is funded at the time the Company acquires a revolver or delayed draw loan asset and requests a related borrowing under the Credit Facility. The Unfunded Exposure Account is funded through a combination of proceeds of the requested borrowing and other Company funds, and if for any reason such amounts are insufficient, through application of the priority of payment provisions described above.

Operating Expenses. The priority of payments provision of the Credit Facility provides for the payment of certain operating expenses of the Company out of collections on principal and interest during the Revolving Period and out of collections on interest following the termination of the Revolving Period in accordance with the priority established in such provision. The operating expenses payable pursuant to the priority of payment provisions is limited to $350,000 for each monthly payment date or $2.5 million for the immediately preceding period of twelve consecutive monthly payment dates. This ceiling can be increased by the lesser of 5.0% or the percentage increase in the fair market value of all the Company’s assets only on the first monthly payment date to occur after each one-year anniversary following the closing of the Credit Facility. Upon the occurrence of a Manager Event (described below), the consent of the administrative agent is required in order to pay operating expenses through the priority of payments provision.

Events of Default. The Credit Facility contains certain negative covenants, customary representations and warranties and affirmative covenants and events of default. The Credit Facility does not contain grace periods for breach by the Company of certain covenants, including, without limitation, preservation of existence, negative pledge, change of name or jurisdiction and separate legal entity status of the Company covenants and certain other customary covenants. Other events of default under the Credit Facility include, among other things, the following:

•	an Interest Coverage Ratio of less than 150.0%;

•	an Overcollateralization Ratio of less than 175.0%;

•	the filing of certain ERISA or tax liens;

•	the occurrence of certain “Manager Events” such as:

•	failure by Saratoga Investment Advisors and its affiliates to maintain collectively, directly or indirectly, a cash equity investment in the Company in an amount equal to at least $5.0 million at any time prior to the third anniversary of the closing date;

•	failure of the Management Agreement between Saratoga Investment Advisors and the Company to be in full force and effect;

•	indictment or conviction of Saratoga Investment Advisors or any “key person” for a felony offense, or any fraud, embezzlement or misappropriation of funds by Saratoga Investment Advisors or any “key person” and, in the case of “key persons,” without a reputable, experienced individual reasonably satisfactory to Madison Capital Funding appointed to replace such key person within 30 days;

•	resignation, termination, disability or death of a “key person” or failure of any “key person” to provide active participation in Saratoga Investment Advisors’ daily activities, all without a reputable, experienced individual reasonably satisfactory to Madison Capital Funding appointed within 30 days; or

•	occurrence of any event constituting “cause” under the Collateral Management Agreement between the Company and Saratoga CLO (the “CLO Management Agreement”), delivery of a notice under Section 12(c) of the CLO Management Agreement with respect to the removal of the Company as collateral manager or the Company ceases to act as collateral manager under the CLO Management Agreement.

Conditions to Acquisitions and Pledges of Loan Assets. The Credit Facility imposes certain additional conditions to the acquisition and pledge of additional loan assets. Among other things, the Company may not acquire additional loan assets without the prior written consent of the administrative agent until such time that the administrative agent indicates in writing its satisfaction with Saratoga Investment Advisors’ policies, personnel and processes relating to the loan assets.

Fees and Expenses. The Company paid certain fees and reimbursed Madison Capital Funding LLC for the aggregate amount of all documented, out-of-pocket costs and expenses, including the reasonable fees and expenses of lawyers, incurred by Madison Capital Funding LLC in connection with the Credit Facility and the carrying out of any and all acts contemplated thereunder up to and as of the date of closing of the stock purchase transaction with Saratoga Investment Advisors and certain of its affiliates. These amounts totaled $2.0 million.

On February 24, 2012, we amended our senior secured revolving credit facility with Madison Capital Funding LLC to, among other things:

•	expand the borrowing capacity under the Credit Facility from $40.0 million to $45.0 million;

•	extend the period during which we may make and repay borrowings under the Credit Facility from July 30, 2013 to February 24, 2015 (the “Revolving Period”). The Revolving Period may, upon the occurrence of an event of default, by action of the lenders or automatically, be terminated. All borrowings and other amounts payable under the Credit Facility are due and payable five years after the end of the Revolving Period; and

•	remove the condition that we may not acquire additional loan assets without the prior written consent of the administrative agent.

On September 17, 2014, we entered into a second amendment to the Revolving Facility with Madison Capital Funding LLC to, among other things:

•	extend the commitment termination date from February 24, 2015 to September 17, 2017;

•	extend the maturity date of the Revolving Facility from February 24, 2020 to September 17, 2022 (unless terminated sooner upon certain events);

•	reduce the applicable margin rate on base rate borrowings from 4.50% to 3.75%, and on LIBOR borrowings from 5.50% to 4.75%; and

•	reduce the floor on base rate borrowings from 3.00% to 2.25%; and on LIBOR borrowings from 2.00% to 1.25%.

On May 18, 2017, we entered into a third amendment to the Credit Facility with Madison Capital Funding LLC to, among other things:

•	extend the commitment termination date from September 17, 2017 to September 17, 2020;

•	extend the final maturity date of the Credit Facility from September 17, 2022 to September 17, 2025;

•	reduce the floor on base rate borrowings from 2.25% to 2.0%;

•	reduce the floor on LIBOR borrowings from 1.25% to 1.00%; and

•	reduce the commitment fee rate from 0.75% to 0.50% for any period during which the ratio of advances outstanding to aggregate commitments, expressed as a percentage, is greater than or equal to 50%.

As of November 30, 2017, we had $1.0 million of outstanding borrowings under the Credit Facility and $134.7 million of SBA-guaranteed debentures outstanding (which are discussed below). As of February 28, 2017, we had no outstanding borrowings under the Credit Facility and $112.7 million SBA-guaranteed debentures outstanding. Our borrowing base under the Credit Facility at November 30, 2017 and February 28, 2017 was $31.8 million and $24.7 million, respectively.

Our asset coverage ratio, as defined in the 1940 Act, was 284.0% as of November 30, 2017 and 271.0% as of February 28, 2017.

SBA-guaranteed debentures

In addition, we, through a wholly-owned subsidiary, sought and obtained a license from the SBA to operate an SBIC. In this regard, on March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP, received a license from the SBA to operate as an SBIC under Section 301(c) of the Small Business Investment Act of 1958. SBICs are designated to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses.

The SBIC license allows our SBIC subsidiary to obtain leverage by issuing SBA-guaranteed debentures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a ten year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed on a semi-annual basis at a market-driven spread over U.S. Treasury Notes with 10-year maturities.

SBA regulations currently limit the amount that our SBIC subsidiary may borrow to a maximum of $150.0 million when it has at least $75.0 million in regulatory capital, receives a capital commitment from the SBA and has been through an examination by the SBA subsequent to licensing. As of November 30, 2017, our SBIC subsidiary had $75.0 million in regulatory capital and $134.7 million SBA-guaranteed debentures outstanding.

We received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiary guaranteed by the SBA from the definition of senior securities in the 200.0% asset coverage test under the 1940 Act. This allows us increased flexibility under the 200.0% asset coverage test by permitting us to borrow up to $150.0 million more than we would otherwise be able to absent the receipt of this exemptive relief.

On April 2, 2015, the SBA issued a “green light” letter inviting the Company to continue our application process to obtain a license to form and operate its second SBIC subsidiary. On September 27, 2016, the SBA informed us that as part of their continued review of our application for a second license, and in order to ensure that they were reviewing the most current information available, we would need to update all previously submitted materials and invited us to reapply. As a result of this request, with which we are in the process of complying, the existing “green light” letter that the SBA issued to us has expired. If approved in the future, a second SBIC license would provide us an incremental source of long-term capital by permitting us to issue up to $150.0 million of additional SBA-guaranteed debentures in addition to the $150.0 million already approved under the first license.

Unsecured notes

In May 2013, we issued $48.3 million in aggregate principal amount of our 2020 Notes for net proceeds of $46.1 million after deducting underwriting commissions of $1.9 million and offering costs of $0.3 million. The proceeds included the underwriters’ full exercise of their overallotment option. Interest on these 2020 Notes is paid quarterly in arrears on February 15, May 15, August 15 and November 15, at a rate of 7.50% per year, beginning August 15, 2013. The 2020 Notes mature on May 31, 2020 and since May 31, 2016, may be redeemed in whole or in part at any time or from time to time at our option. In connection with the issuance of the 2020 Notes, we agreed to the following covenants for the period of time during which the 2020 Notes are outstanding:

•	we will not violate (whether or not we are subject to) Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC. Currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200.0% after such borrowings.

•	we will not violate (regardless of whether we are subject to) Section 18(a)(1)(B) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions, but giving effect to (i) any exemptive relief granted to us by the SEC and (ii) no-action relief granted by the SEC to another BDC (or to the Company if it determines to seek such similar no-action or other relief) permitting the BDC to declare any cash dividend or distribution notwithstanding the prohibition contained in Section 18(a) (1)(B) as modified by Section 61(a)(1) of the 1940 Act in order to maintain the BDC’s status as a RIC under the Code. Currently these provisions generally prohibit us from declaring any cash dividend or distribution upon any class of our capital stock, or purchasing any such capital stock if our asset coverage, as defined in the 1940 Act, is below 200.0% at the time of the declaration of the dividend or distribution or the purchase and after deducting the amount of such dividend, distribution or purchase.

The 2020 Notes were redeemed in full on January 13, 2017 and are no longer listed on the NYSE.

On May 29, 2015, we entered into a Debt Distribution Agreement with Ladenburg Thalmann & Co. through which we may offer for sale, from time to time, up to $20.0 million in aggregate principal amount of the 2020 Notes through an ATM offering. As of November 30, 2017, the Company sold 539,725 bonds with a principal of $13,493,125 at an average price of $25.31 for aggregate net proceeds of $13,385,766 (net of transaction costs).

On December 21, 2016, we issued $74.5 million in aggregate principal amount of our 2023 Notes for net proceeds of $71.7 million after deducting underwriting commissions of approximately $2.3 million and offering costs of approximately $0.5 million. The issuance included the exercise of substantially all of the underwriters’ option to purchase an additional $9.8 million aggregate principal amount of 2023 Notes within 30 days. Interest on the 2023 Notes is paid quarterly in arrears on March 15, June 15, September 15 and December 15, at a rate of 6.75% per year, beginning March 30, 2017. The 2023 Notes mature on December 30, 2023, and commencing December 21, 2019, may be redeemed in whole or in part at any time or from time to time at our option. The net proceeds from the offering were used to repay all of the outstanding indebtedness under the 2020 Notes on January 13, 2017, which amounts to $61.8 million, and for general corporate purposes in accordance with our investment objective and strategies. The 2020 Notes were redeemed in full on January 13, 2017. The 2023 Notes are listed on the NYSE under the trading symbol “SAB” with a par value of $25.00 per share. In connection with the issuance of the 2023 Notes, we agreed to the following covenants for the period of time during which the notes are outstanding:

•	we will not violate (whether or not we are subject to) Section 18(a)(1)(A) as modified by Section 61(a)(1) of the 1940 Act or any successor provisions, but giving effect to any exemptive relief granted to us by the SEC. Currently, these provisions generally prohibit us from making additional borrowings, including through the issuance of additional debt or the sale of additional debt securities, unless our asset coverage, as defined in the 1940 Act, equals at least 200% after such borrowings.

•

if, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act, to file any periodic reports with the SEC, we agree to furnish to holders of the 2023 Notes and the Trustee, for the period of time during which the 2023 Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 45 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with applicable United States generally accepted accounting principles.

At November 30, 2017 and February 28, 2017, the fair value of investments, cash and cash equivalents and cash and cash equivalents, reserve accounts were as follows:

	At November 30, 2017		At February 28, 2017
	Fair Value	Percentage of Total	Fair Value	Percentage of Total
	($ in thousands)
Cash and cash equivalents	$680	0.2%	$9,307	3.0%
Cash and cash equivalents, reserve accounts	8,038	2.3	12,781	4.1
Syndicated loans	9,001	2.6	9,823	3.1
First lien term loans	185,661	53.4	159,097	50.5
Second lien term loans	99,427	28.6	87,750	27.9
Structured finance securities	16,313	4.7	15,450	4.9
Equity interests	28,436	8.2	20,541	6.5

Total	$347,556	100.0%	$314,749	100.0%

On March 16, 2017, we entered into an equity distribution agreement with Ladenburg Thalmann & Co. Inc., through which we may offer for sale, from time to time, up to $30.0 million of our common stock through an ATM offering. As of November 30, 2017, the Company sold 266,113 shares for gross proceeds of $6.0 million at an average price of $22.49 for aggregate net proceeds of $5.9 million (net of transaction costs).

On September 24, 2014, we announced the approval of an open market share repurchase plan that allows it to repurchase up to 200,000 shares of our common stock at prices below our NAV as reported in its then most recently published consolidated financial statements, which was subsequently increased to 400,000 shares of our common stock. On October 5, 2016, our board of directors extended the open market share repurchase plan for another year to October 15, 2017 and increased the number of shares we are permitted to repurchase at prices below our NAV, as reported in its then most recently published consolidated financial statements, to 600,000 shares of our common stock. On October 10, 2017, the Company’s board of directors extended the open market share repurchase plan for another year to October 15, 2018, leaving the number of shares unchanged at 600,000 shares of its common stock. As of November 30, 2017, we purchased 218,491 shares of common stock, at the average price of $16.87 for approximately $3.7 million pursuant to this repurchase plan.

On November 29, 2017, our board of directors declared a dividend of $0.49 per share payable on December 27, 2017, to common stockholders of record on December 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 25,435 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $21.14 per share, which equaled the volume weighted average trading price per share of the common stock on December 13, 14, 15, 18, 19, 20, 21, 22, 26 and 27, 2017.

On August 28, 2017, our board of directors declared a dividend of $0.48 per share payable on September 26, 2017, to common stockholders of record on September 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.2 million in cash and 33,551 newly issued shares of common stock, or 0.6% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $20.19 per share, which equaled the volume weighted average trading price per share of the common stock on September 13, 14, 15, 18, 19, 20, 21, 22, 25 and 26, 2017.

On May 30, 2017, our board of directors declared a dividend of $0.47 per share which was paid on June 27, 2017, to common stockholders of record on June 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.3 million in cash and 26,222 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $20.04 per share, which equaled the volume weighted average trading price per share of the common stock on June 14, 15, 16, 19, 20, 21, 22, 23, 26 and 27, 2017.

On February 28, 2017, our board of directors declared a dividend of $0.46 per share, which was paid on March 28, 2017, to common stockholders of record as of March 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 29,096 newly issued shares of common stock, or 0.5% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $21.38 per share, which equaled the volume weighted average trading price per share of the common stock on March 15, 16, 17, 20, 21, 22, 23, 24, 27 and 28, 2017.

On January 12, 2017, our board of directors declared a dividend of $0.45 per share, which was paid on February 9, 2017, to common stockholders of record as of January 31, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.6 million in cash and 50,453 newly issued shares of common stock, or 0.9% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $20.25 per share, which equaled the volume weighted average trading price per share of the common stock on January 27, 30, 31 and February 1, 2, 3, 6, 7, 8 and 9, 2017.

On October 5, 2016, our board of directors declared a dividend of $0.44 per share, which was paid on November 9, 2016, to common stockholders of record as of October 31, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,548 newly issued shares of common stock, or 1.0% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.12 per share, which equaled the volume weighted average trading price per share of the common stock on October 27, 28, 31 and November 1, 2, 3, 4, 7, 8 and 9, 2016.

On August 8, 2016, our board of directors declared a special dividend of $0.20 per share, which was paid on September 5, 2016, to common stockholders of record as of August 24, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.7 million in cash and 24,786 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.06 per share, which equaled the volume weighted average trading price per share of the common stock on August 22, 23, 24, 25, 26, 29, 30, 31 and September 1 and 2, 2016.

On July 7, 2016, our board of directors declared a dividend of $0.43 per share, which was paid on August 9, 2016, to common stockholders of record as of July 29, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,167 newly issued shares of common stock, or 1.0% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $16.32 per share, which equaled the volume weighted average trading price per share of the common stock on July 27, 28, 29 and August 1, 2, 3, 4, 5, 8 and 9, 2016.

On March 31, 2016, our board of directors declared a dividend of $0.41 per share, which was paid on April 27, 2016, to common stockholders of record as of April 15, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 56,728 newly issued shares of common stock, or 1.0% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.43 per share, which equaled the volume weighted average trading price per share of the common stock on April 14, 15, 18, 19, 20, 21, 22, 25, 26 and 27, 2016.

On January 12, 2016, our board of directors declared a dividend of $0.40 per share, which was paid on February 29, 2016, to common stockholders of record as of February 1, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.4 million in cash and 66,765 newly issued shares of common stock, or 1.2% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.11 per share, which equaled the volume weighted average trading price per share of the common stock on February 16, 17, 18, 19, 22, 23, 24, 25, 26 and 29, 2016.

On October 7, 2015, our board of directors declared a dividend of $0.36 per share, which was paid on November 30, 2015, to common stockholders of record as of November 2, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 61,029 newly issued shares of common stock, or 1.1% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.53 per share, which equaled the volume weighted average trading price per share of the common stock on November 16, 17, 18, 19, 20, 23, 24, 25, 27 and 30, 2015.

On July 8, 2015, our board of directors declared a dividend of $0.33 per share, which was paid on August 31, 2015, to common stockholders of record as of August 3, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 47,861 newly issued shares of common stock, or 0.9% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.28 per share, which equaled the volume weighted average trading price per share of the common stock on August 18, 19, 20, 21, 24, 25, 26, 27, 28 and 31, 2015.

On May 14, 2015, our board of directors declared a special dividend of $1.00 per share, which was paid on June 5, 2015, to common stockholders of record on as of May 26, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $3.4 million in cash and 126,230 newly issued shares of common stock, or 2.3% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $16.47 per share, which equaled the volume weighted average trading price per share of the common stock on May 22, 26, 27, 28, 29 and June 1, 2, 3, 4, and 5, 2015.

On April 9, 2015, our board of directors declared a dividend of $0.27 per share, which was paid on May 29, 2015, to common stockholders of record as of May 4, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.9 million in cash and 33,766 newly issued shares of common stock, or 0.6% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $16.78 per share, which equaled the volume weighted average trading price per share of the common stock on May 15, 18, 19, 20, 21, 22, 26, 27, 28 and 29, 2015.

On September 24, 2014, our board of directors declared a dividend of $0.22 per share, which was paid on February 27, 2015. Shareholders have the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.8 million in cash and 26,858 newly issued shares of common stock, or 0.5% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.97 per share, which equaled the volume weighted average trading price per share of the common stock on February 13, 17, 18, 19, 20, 23, 24, 25, 26 and 27, 2015.

Also on September 24, 2014, our board of directors declared a dividend of $0.18 per share, which was paid on November 28, 2014. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock pursuant to our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.6 million in cash and 22,283 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.37 per share, which equaled the volume weighted average trading price per share of the common stock on November 14, 17, 18, 19, 20, 21, 24, 25, 26 and 28, 2014.

On October 30, 2013, our board of directors declared a dividend of $2.65 per share, which was paid on December 27, 2013, to common stockholders of record as of November 13, 2013. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.5 million or $0.53 per share. This dividend was declared in reliance on certain private letter rulings issued by the IRS concluding that a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all stockholders, which limitation must be at least 20.0% of the aggregate declared distribution.

Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 649,500 shares of common stock, or 13.7% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.439 per share, which equaled the volume weighted average trading price per share of the common stock on December 11, 13, and 16, 2013.

On November 9, 2012, our board of directors declared a dividend of $4.25 per share, which was paid on December 31, 2012, to common stockholders of record as of November 20, 2012. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $3.3 million or $0.85 per share.

Based on shareholder elections, the dividend consisted of $3.3 million in cash and 853,455 shares of common stock, or 22.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.444 per share, which equaled the volume weighted average trading price per share of the common stock on December 14, 17 and 19, 2012.

On November 15, 2011, our board of directors declared a dividend of $3.00 per share, which was paid on December 30, 2011, to common stockholders of record as of November 25, 2011. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to $2.0 million or $0.60 per share.

Based on shareholder elections, the dividend consisted of $2.0 million in cash and 599,584 shares of common stock, or 18.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.117067 per share, which equaled the volume weighted average trading price per share of the common stock on December 20, 21 and 22, 2011.

On November 12, 2010, our board of directors declared a dividend of $4.40 per share to shareholders payable in cash or shares of our common stock, in accordance with the provisions of the IRS Revenue Procedure 2010-12, which allows a publicly-traded regulated investment company to satisfy its distribution requirements with a distribution paid partly in common stock provided that at least 10.0% of the distribution is payable in cash. The dividend was paid on December 29, 2010 to common shareholders of record on November 19, 2010.

Based on shareholder elections, the dividend consisted of $1.2 million in cash and 596,235 shares of common stock, or 22.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 10.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.8049 per share, which equaled the volume weighted average trading price per share of the common stock on December 20, 21 and 22, 2010.

On November 13, 2009, our board of directors declared a dividend of $18.25 per share, which was paid on December 31, 2009, to common stockholders of record as of November 25, 2009. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to $2.1 million or $0.25 per share.

Based on shareholder elections, the dividend consisted of $2.1 million in cash and 864,872.5 shares of common stock, or 104.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 13.7% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $1.5099 per share, which equaled the volume weighted average trading price per share of the common stock on December 24 and 28, 2009.

We cannot provide any assurance that these measures will provide sufficient sources of liquidity to support our operations and growth.

Contractual obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations at November 30, 2017:

		Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	($ in thousands)
Long-Term Debt Obligations	$210,111	$—	$—	$—	$210,111

Off-balance sheet arrangements

The Company’s off-balance sheet arrangements consisted of $5.9 million and $2.0 million of unfunded commitments to provide debt financing to its portfolio companies or to fund limited partnership interests as of November 30, 2017 and February 28, 2017, respectively. Such commitments are generally up to the Company’s discretion to approve, or the satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Company’s consolidated statements of assets and liabilities and are not reflected in the Company’s consolidated statements of assets and liabilities.

A summary of the composition of the unfunded commitments as of November 30, 2017 and February 28, 2017 is shown in the table below (dollars in thousands):

	As of
	November 30, 2017	February 28, 2017
CLEO Communications Holding, LLC	$3,000	$—
GreyHeller LLC	2,000	2,000
Pathway Partners Vet Management Company LLC	917	—

Total	$5,917	$2,000

SENIOR SECURITIES

(dollar amounts in thousands, except per share data)

Information about our senior securities is shown in the following table as of February 28/29 for the fiscal years indicated in the table, unless otherwise noted. Ernst & Young LLP’s report on the table, as of February 28, 2017, is attached as an exhibit to the registration statement of which this prospectus is a part. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial condition, liquidity and capital resources” for more detailed information regarding the senior securities.

Class and Year(1)(2)	Total Amount Outstanding Exclusive of Treasury Securities(3)	Asset Coverage per Unit(4)	Involuntary Liquidating Preference per Share(5)	Average Market Value per Share(6)
	(in thousands)
Credit Facility with Madison Capital Funding
Fiscal year 2018 (as of November 30, 2017, unaudited)(7)	$1,000	$2,840	—	N/A
Fiscal year 2017 (as of February 28, 2017)	$—	$2,710	—	N/A
Fiscal year 2016 (as of February 29, 2016)	$—	$3,025	—	N/A
Fiscal year 2015 (as of February 28, 2015)	$9,600	$3,117	—	N/A
Fiscal year 2014 (as of February 28, 2014)	$—	$3,348	—	N/A
Fiscal year 2013 (as of February 28, 2013)	$24,300	$5,421	—	N/A
Fiscal year 2012 (as of February 29, 2012)	$20,000	$5,834	—	N/A
Fiscal year 2011 (as of February 28, 2011)	$4,500	$20,077	—	N/A
Fiscal year 2010 (as of February 28, 2010)	$—	$—	—	N/A
Fiscal year 2009 (as of February 28, 2009)	$—	$—	—	N/A
Fiscal year 2008 (as of February 29, 2008)	$—	$—	—	N/A
Fiscal year 2007 (as of February 28, 2007)	$—	$—	—	—
7.50% Notes due 2020(9)
Fiscal year 2017 (as of February 28, 2017)(7)	$—	$—	—	N/A
Fiscal year 2016 (as of February 29, 2016)	$61,793	$3,025		$25.24	(8)
Fiscal year 2015 (as of February 28, 2015)	$48,300	$3,117	—	$25.46	(8)
Fiscal year 2014 (as of February 28, 2014)	$48,300	$3,348	—	$25.18	(8)
Fiscal year 2013 (as of February 28, 2013)	$—	$—	—	N/A
Fiscal year 2012 (as of February 29, 2012)	$—	$—	—	N/A
Fiscal year 2011 (as of February 28, 2011)	$—	$—	—	N/A
Fiscal year 2010 (as of February 28, 2010)	$—	$—	—	N/A
Fiscal year 2009 (as of February 28, 2009)	$—	$—	—	N/A
Fiscal year 2008 (as of February 29, 2008)	$—	$—	—	N/A
Fiscal year 2007 (as of February 28, 2007)	$—	$—	—	—
6.75% Notes due 2023
Fiscal year 2018 (as of November 30, 2017) (unaudited)(7)	$74,451	$2,840	—	$26.10	(10)
Fiscal year 2017 (as of February 28, 2017)	$74,451	$2,710	—	$25.89	(10)

(1)	We have excluded our SBA-guaranteed debentures from this table because the SEC has granted us exemptive relief that permits us to exclude such debentures from the definition of senior securities in the 200% asset coverage ratio we are required to maintain under the 1940 Act. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources.”
(2)	This table does not include the senior securities of our predecessor entity, GSC Investment Corp., relating to a revolving securitized credit facility with Deutsche Bank, in light of the fact that the Company was under different management during the time that such credit facility was outstanding.

(3)	Total amount of senior securities outstanding at the end of the period presented.
(4)	Asset coverage per unit is the ratio of our total assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage per unit is expressed in terms of dollar amounts per $1,000 of indebtedness, calculated on a total basis.
(5)	The amount to which such class of senior security would be entitled upon the involuntary liquidation of the issuer in preference to any security junior to it. The “—” indicates information which the Securities and Exchange Commission expressly does not require to be disclosed for certain types of senior securities.
(6)	Not applicable for credit facility because not registered for public trading.
(7)	(Unaudited) Total amount outstanding as of January 30, 2018, including our Credit Facility, 2023 Notes, and SBA-guaranteed debentures, was $211.1 million.
(8)	Based on the average daily trading price of the 2020 Notes on the NYSE.
(9)	On January 13, 2017, the Company redeemed in full its 2020 Notes. The Company used a portion of the net proceeds from the 2023 Notes offering, which was completed in December 2016, to redeem the 2020 Notes in full.
(10)	Based on average daily trading price of the 2023 Notes on the NYSE.

BUSINESS

General

We are a specialty finance company that invests primarily in leveraged loans and mezzanine debt issued by private U.S. middle-market companies, which we define as companies having annual EBITDA (earnings before interest, taxes, depreciation and amortization) of between $2 million and $50 million, both through direct lending and through participation in loan syndicates. Our investment objective is to generate current income and, to a lesser extent, capital appreciation from our investments. Our investment activities are externally managed and advised by Saratoga Investment Advisors, LLC, a New York-based investment firm affiliated with Saratoga Partners, a middle market private equity investment firm.

Our portfolio is comprised primarily of investments in leveraged loans issued by middle market companies. Leveraged loans are generally senior debt instruments that rank ahead of subordinated debt of which are invested by companies with below investment grade or “junk” ratings or, if not rated, would be rated below investment grade or “junk” and, as a result, carry a higher risk of default. Leveraged loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of, or be junior to, other security interests. Term loans are loans that do not allow the borrowers to repay all or a portion of the loans prior to maturity and then re-borrow such repaid amounts under the loan again. We also purchase mezzanine debt and make equity investments in middle market companies. Mezzanine debt is typically unsecured and subordinated to senior debt of the portfolio company.

While our primary focus is to generate current income and capital appreciation from our debt and equity investments in middle market companies, we may invest up to 30.0% of our portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in distressed debt, including securities of companies in bankruptcy, foreign debt, private equity, securities of public companies that are not thinly traded and structured finance vehicles such as collateralized loan obligation funds. Although we have no current intention to do so, to the extent we invest in private equity funds, we will limit our investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, which includes private equity funds, to no more than 15% of its net assets.

As of November 30, 2017, we had total assets of $351.9 million and investments in 32 portfolio companies and an additional investment in the subordinated notes of one collateralized loan obligation fund, Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”), which had a fair value of $11.8 million as of November 30, 2017. The overall portfolio composition as of November 30, 2017 consisted of 2.7% of syndicated loans, 54.8% of first lien term loans, 29.3% of second lien term loans, 4.8% of subordinated notes of Saratoga CLO and Class F notes tranche of the Saratoga CLO and 8.4% of common equity. As of November 30, 2017, the weighted average yield on all of our debt investments, including our investment in the subordinated notes of Saratoga CLO and Class F notes tranche of the Saratoga CLO, was approximately 11.3%. As of November 30, 2017, approximately 95.5% of our first lien debt investments were fully collateralized in the sense that the portfolio companies in which we held such investments had an enterprise value or our investment had an asset coverage equal to or greater than the principal amount of the related debt investment. The Company uses enterprise value to assess the level of collateralization of its portfolio companies. The enterprise value of a portfolio company is determined by analyzing various factors, including EBITDA (earnings before interest, taxes, depreciation and amortization), cash flows from operations less capital expenditures and other pertinent factors, such as recent offers to purchase a portfolio company’s securities or other liquidation events. As a result, while we consider a portfolio company to be collateralized if its enterprise value exceeds the amount of our loan, we do not hold tangible assets as collateral in our portfolio companies that we would obtain in the event of a default. Our investment in the subordinated notes of Saratoga CLO represents a first loss position in a portfolio that, at November 30, 2017, was composed of $308.6 million in aggregate principal amount of predominantly senior secured first lien term loans. A first loss position means that we will suffer the first economic losses if losses are incurred on loans held by the Saratoga CLO. As a result, this investment is subject to unique risks. See Part I, Item 1A. “Risk Factors—Our investment in Saratoga CLO constitutes a leveraged investment in a portfolio of predominantly senior secured first lien term loans and is subject to additional risks and volatility.”

We are an externally managed, closed-end, non-diversified management investment company that has elected to be regulated as a BDC under the 1940 Act. As a BDC, we are required to comply with various regulatory requirements, including limitations on our use of debt. We finance our investments through borrowings. However, as a BDC, we are only generally allowed to borrow amounts such that our asset coverage, as defined in the 1940 Act, equals at least 200.0% after such borrowing. Pursuant to the 200.0% asset coverage ratio limitation, we are permitted to borrow one dollar to make investments for every dollar we have in assets less all liabilities and indebtedness not represented by preferred stock or debt securities issued by us or loans obtained by us so that for every one dollar of outstanding indebtedness we have two dollars of assets.

We have elected to be treated for U.S. federal income tax purposes as a regulated investment company (“RIC”), under Subchapter M of the Internal Revenue Code of 1986 (the “Code”). As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we distribute to our stockholders if we meet certain source-of-income, distribution and asset diversification requirements.

In addition, we have a wholly-owned subsidiary that is licensed as a SBIC and regulated by the SBA. See “Item 1. Business—Small Business Investment Company Regulations.” The SBIC license allows us, through our wholly-owned subsidiary, to issue SBA-guaranteed debentures. We received exemptive relief from the SEC to permit us to exclude the debt of our SBIC subsidiary guaranteed by the SBA from the 200.0% asset coverage ratio we are required to maintain under the 1940 Act. This allows us increased flexibility under the 200.0% asset coverage test by permitting us to borrow up to $150.0 million more than we would otherwise be able to absent the receipt of this exemptive relief.

Corporate History and Information

We commenced operations, at the time known as GSC Investment Corp., on March 23, 2007 and completed an initial public offering of shares of common stock on March 28, 2007. Prior to July 30, 2010, we were externally managed and advised by GSCP (NJ), L.P., an entity affiliated with GSC Group, Inc. In connection with the consummation of a recapitalization transaction on July 30, 2010, we engaged Saratoga Investment Advisors (“SIA”) to replace GSCP (NJ), L.P. as our investment adviser and changed our name to Saratoga Investment Corp.

The recapitalization transaction consisted of (i) the private sale of 986,842 shares of our common stock for $15.0 million in aggregate purchase price to Saratoga Investment Advisors and certain of its affiliates and (ii) the entry into a $40.0 million senior secured revolving credit facility with Madison Capital Funding LLC (the “Credit Facility”). We used the net proceeds from the private sale of shares of our common stock and a portion of the funds available to us under the Credit Facility to pay the full amount of principal and accrued interest, including default interest, outstanding under our revolving securitized credit facility with Deutsche Bank AG, New York Branch. Specifically, in July 2009, we had exceeded permissible borrowing limits under the revolving securitized credit facility with Deutsche Bank, which resulted in an event of default under the revolving securitized credit facility. As a result of the event of default, Deutsche Bank had the right to accelerate repayment of the outstanding indebtedness under the revolving securitized credit facility and to foreclose and liquidate the collateral pledged under the revolving securitized credit facility. The revolving securitized credit facility with Deutsche Bank was terminated in connection with our payment of all amounts outstanding thereunder on July 30, 2010. In January 2011, we registered for public resale by Saratoga Investment Advisors and certain of its affiliates the 986,842 shares of our common stock issued to them in the recapitalization.

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP, received an SBIC license from the SBA.

Our corporate offices are located at 535 Madison Avenue, New York, New York 10022. Our telephone number is (212) 906-7800. We maintain a website on the Internet at www.saratogainvestmentcorp.com.

Information contained on our website is not incorporated by reference into this prospectus, and you should not consider that information to be part of this prospectus.

Saratoga Investment Advisors

General

Our investment adviser was formed in 2010 as a Delaware limited liability company and became our investment adviser in July 2010. Our investment adviser is led by four principals, Christian L. Oberbeck, Michael J. Grisius, Thomas V. Inglesby, and Charles G. Phillips, with 29, 27, 30 and 20 years of experience in leveraged finance, respectively. Our investment adviser is affiliated with Saratoga Partners, a middle market private equity investment firm. Saratoga Partners was established in 1984 to be the middle market private investment arm of Dillon Read & Co. Inc. and has been independent of Dillon Read and its successor entity, SBC Warburg Dillon Read, since 1998. Saratoga Partners has a 30-year history of private investments in middle market companies and focuses on public and private equity, preferred stock, and senior and mezzanine debt investments.

Our Relationship with Saratoga Investment Advisors

We utilize the personnel, infrastructure, relationships and experience of Saratoga Investment Advisors to enhance the growth of our business. We currently have no employees and each of our executive officers is also an officer of Saratoga Investment Advisors.

We have entered into an investment advisory and management agreement (the “Management Agreement”) with Saratoga Investment Advisors. Pursuant to the 1940 Act, the initial term of the Management Agreement was for two years from its effective date of July 30, 2010, with automatic, one-year renewals, subject to approval by our board of directors, a majority of whom must be our independent directors. On October 5, 2016, our board of directors approved the renewal of the Management Agreement for an additional one-year term at an in-person meeting. Pursuant to the Management Agreement, Saratoga Investment Advisors implements our business strategy on a day-to-day basis and performs certain services for us under the direction of our board of directors. Saratoga Investment Advisors is responsible for, among other duties, performing all of our day-to-day functions, determining investment criteria, sourcing, analyzing and executing investments, asset sales, financings and performing asset management duties.

Saratoga Investment Advisors has formed an investment committee to advise and consult with its senior management team with respect to our investment policies, investment portfolio holdings, financing and leveraging strategies and investment guidelines. We believe that the collective experience of the investment committee members across a variety of fixed income asset classes will benefit us. The investment committee must unanimously approve all investments in excess of $1.0 million made by us. In addition, all sales of our investments must be approved by all four of our investment committee members. The current members of the investment committee are Messrs. Oberbeck, Grisius, Inglesby, and Phillips.

We pay Saratoga Investment Advisors a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee. The base management fee is calculated at an annual rate of 1.75% of our gross assets which includes assets purchased with borrowed funds but excludes cash and cash equivalents. As a result, Saratoga Investment Advisors will benefit as we incur debt or use leverage to purchase assets. Our board of directors will monitor the conflicts presented by this compensation structure by approving the amount of leverage that we may incur.

In addition to the base management fee, we pay Saratoga Investment Advisors an incentive fee which consists of two parts. First, we pay Saratoga Investment Advisors an incentive fee with respect to our pre-incentive fee net investment income in each calendar quarter as follows:

•	no incentive fee in any calendar quarter in which our pre-incentive fee income does not exceed a fixed “hurdle rate” of 1.875% per quarter; and

•	100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.344% in any fiscal quarter is payable to the investment adviser. We refer to this portion of our pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 2.344%) as the “catch-up.” The “catch-up” provision is intended to provide our investment adviser with an incentive fee of 20.0% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 2.344% in any fiscal quarter. Notwithstanding the foregoing, with respect to any period ending on or prior to December 31, 2010, our investment adviser was only entitled to 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeded 1.875% in any fiscal quarter without any catch-up provision; and

•	20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.344% in any fiscal quarter is payable to the investment adviser (once the hurdle is reached and the catch-up is achieved, 20.0% of all pre-incentive fee net investment income thereafter is allocated to the investment adviser).

There is no accumulation of amounts from quarter to quarter on either the hurdle rate or the parameters set by the “catch-up” mechanism or any clawback of amounts previously paid to Saratoga Investment Advisers if subsequent quarters are below the quarterly hurdle or the “catch-up” parameters. Furthermore, there is no delay of payment to Saratoga Investment Advisers if prior quarters are below the quarterly hurdle or “catch-up.”

Pre-incentive fee net investment income means interest income, dividend income and other income (including any other fees, such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees that we receive from portfolio companies) earned during the calendar quarter, minus our operating expenses for the quarter. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses, unrealized capital appreciation or depreciation, or realized gains or losses resulting from the extinguishment of our own debt.

The second part of the incentive fee is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Management Agreement) and equals 20.0% of our “incentive fee capital gains,” which equals our realized capital gains on a cumulative basis from May 31, 2010 through the end of the fiscal year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. Importantly, the capital gains portion of the incentive fee is based on realized gains and realized and unrealized losses from May 31, 2010. Therefore, realized and unrealized losses incurred prior to such time will not be taken into account when calculating the capital gains portion of the incentive fee, and Saratoga Investment Advisors will be entitled to 20.0% of incentive fee capital gains that arise after May 31, 2010. In addition, for the purpose of the “incentive fee capital gains” calculations, the cost basis for computing realized gains and losses on investments held by us as of May 31, 2010 will equal the fair value of such investments as of such date.

We have also entered into a separate administration agreement with Saratoga Investment Advisors pursuant to which Saratoga Investment Advisors furnishes us with office facilities, equipment and clerical, bookkeeping and record keeping services. The administration agreement had an initial term of two years from its effective date of July 30, 2010, with automatic one-year renewals, subject to approval by our board of directors, a majority of whom must be our independent directors. On October 5, 2016, our board of directors approved the renewal of the Administration Agreement for an additional one-year term and determined to increase the cap on the payment or reimbursement of expenses by us thereunder to $1.3 million for the additional one-year term. On July 7, 2017, our board of directors approved the renewal of the Administration Agreement for an additional one-year term and determined to increase the cap on the payment or reimbursement of expenses by the Company under the Administration Agreement, from $1.5 million to $1.75 million, effective August 1, 2017. Under the administration agreement, Saratoga Investment Advisors also performs, or oversees the performance of our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain, preparing reports for our stockholders and reports required to be filed with the SEC. Payments under the administration agreement will be equal to an amount based upon the allocable portion of Saratoga Investment Advisors’ overhead in performing its obligations under the administration agreement, including rent and the allocable portion of the cost of our officers and their respective staffs relating to the performance of services under the administration agreement.

Investments

Our portfolio is comprised primarily of investments in leveraged loans (both first and second lien term loans) issued by middle market companies. Investments in middle market companies are generally less liquid than equivalent investments in companies with larger capitalizations. These investments are sourced in both the primary and secondary markets through a network of relationships with commercial and investment banks, commercial finance companies and financial sponsors. The leveraged loans that we purchase are generally used to finance buyouts, acquisitions, growth, recapitalizations and other types of transactions. Leveraged loans are generally senior debt instruments that rank ahead of subordinated debt, which are invested by companies with below investment grade or “junk” ratings or, if not rated, would be rated below investment grade or “junk” and, as a result, carry a higher risk of default. Leveraged loans also have the benefit of security interests on the assets of the portfolio company, which may rank ahead of, or be junior to, other security interests. For a discussion of the risks pertaining to our secured investments, see Part I, Item 1A. “Risk Factors—Our investments may be risky, and you could lose all or part of your investment.”

As part of our long-term strategy, we also purchase mezzanine debt and make equity investments in middle market companies. Mezzanine debt is typically unsecured and subordinated to senior debt of the portfolio company. See Part I, Item 1A. “Risk Factors—If we make unsecured debt investments, we may lack adequate protection in the event our portfolio companies become distressed or insolvent and will likely experience a lower recovery than more senior debtholders in the event our portfolio companies default on their indebtedness.”

Substantially all of the debt investments held in our portfolio hold a non-investment grade rating by one or more rating agencies or, if not rated, would be rated below investment grade if rated, which are often referred to as “junk.” As of November 30, 2017, 72.4% of our debt portfolio at fair value consisted of debt securities for which issuers were not required to make principal payments until the maturity of such debt securities, which could result in a substantial loss to us if such issuers are unable to refinance or repay their debt at maturity. In addition, 84.0% of our debt investments at November 30, 2017, had variable interest rates that reset periodically based on benchmarks such as LIBOR and the prime rate. As a result, significant increases in such benchmarks in the future may make it more difficult for these borrowers to service their obligations under the debt investments that we hold.

As a BDC, we are required to comply with certain regulatory requirements. For instance, we have to invest at least 70.0% of our total assets in assets of the type listed in section 55(a) of the 1940 Act, including securities of U.S. operating companies whose securities are not listed on a national securities exchange (i.e., New York Stock Exchange, NYSE MKT and The NASDAQ Stock Market), U.S. operating companies with listed securities that have market capitalizations of less than $250.0 million, cash, cash equivalents, U.S. government securities and high-quality debt investments that mature in one year or less, which we refer to as “qualifying assets.”

While our primary focus is to generate current income and capital appreciation from our debt and equity investments in middle market companies, we may invest up to 30.0% of the portfolio in opportunistic investments in order to seek to enhance returns to stockholders. Such investments may include investments in distressed debt, private equity, securities of public companies that are not thinly traded and structured finance vehicles such as collateralized loan obligation funds. Although we have no current intention to do so, to the extent we invest in private equity funds, we will limit our investments in entities that are excluded from the definition of “investment company” under Section 3(c)(1) or Section 3(c)(7) of the 1940 Act, which includes private equity funds, to no more than 15% of its net assets.

Leveraged loans

Our leveraged loan portfolio is comprised primarily of first lien and second lien term loans. First lien term loans are secured by a first priority perfected security interest on all or substantially all of the assets of the borrower and typically include a first priority pledge of the capital stock of the borrower. First lien term loans hold a first priority with regard to right of payment. Generally, first lien term loans offer floating rate interest payments, have a stated maturity of five to seven years, and have a fixed amortization schedule. First lien term loans generally have restrictive financial and negative covenants. Second lien term loans are secured by a second priority perfected security interest on all or substantially all of the assets of the borrower and typically include a second priority pledge of the capital stock of the borrower. Second lien term loans hold a second priority with regard to right of payment. Second lien term loans offer either floating rate or fixed rate interest payments, generally have a stated maturity of five to eight years, and may or may not have a fixed amortization schedule. Second lien term loans that do not have fixed amortization schedules require payment of the principal amount of the loan upon the maturity date of the loan. Second lien term loans have less restrictive financial and negative covenants than those that govern first lien term loans.

Mezzanine debt

Mezzanine debt usually ranks subordinate in priority of payment to senior debt and is often unsecured. However, mezzanine debt ranks senior to common and preferred equity in a borrowers’ capital structure. Mezzanine debt typically has fixed rate interest payments and a stated maturity of six to eight years and does not have fixed amortization schedules.

In some cases, our debt investments may provide for a portion of the interest payable to be paid-in-kind interest (“PIK”). To the extent interest is paid-in-kind, it will be payable through the increase of the principal amount of the obligation by the amount of interest due on the then-outstanding aggregate principal amount of such obligation.

Equity Investments

Equity investments may consist of preferred equity that is expected to pay dividends on a current basis or preferred equity that does not pay current dividends. Preferred equity generally has a preference over common equity as to distributions on liquidation and dividends. In some cases, we may acquire common equity. In general, our equity investments are not control-oriented investments and we expect that in many cases we will acquire equity securities as part of a group of private equity investors in which we are not the lead investor.

Opportunistic Investments

Opportunistic investments may include investments in distressed debt, which may include securities of companies in bankruptcy, debt and equity securities of public companies that are not thinly traded, emerging market debt, structured finance vehicles such as collateralized loan obligation funds and debt of middle market companies located outside the United States.

On January 22, 2008, GSC Group, Inc., as asset manager, with Lehman Brothers raising the financing, entered into a collateral management agreement with Saratoga CLO. Saratoga CLO was structured with five tranches of debt, plus residual notes. Saratoga CLO’s five tranches of debt was purchased by a wide variety of CLO debt market participants. In addition, we purchased for $30.0 million all of the outstanding subordinated notes of Saratoga CLO.

Pursuant to its terms, the investment period for Saratoga CLO ended in January 2013, and certain restrictions in such terms prevented portfolio reinvestment. As a result, the Company determined that it was in its best interest to refinance Saratoga CLO given the fee income it receives for managing Saratoga CLO. The Company did not originate any of the loan assets included in the formation of Saratoga CLO, nor has it done so since the subsequent refinancing transaction. Moreover, the Company does not expect to originate any of the loans in the Saratoga CLO portfolio prospectively. The Company has from time to time co-invested in loans with the Saratoga CLO. The Company currently has no co-investments between it and Saratoga CLO.

With respect to our advisory services to Saratoga CLO, and in particular the underwriting standards used when determining which investments qualify for inclusion in the Saratoga CLO, they are substantially similar to the process employed in selecting the Company’s investments. All of the credit metrics for a Saratoga CLO investment are reviewed and documented in the same manner as they would be for an investment for the Company, with some minor differences. For example, the Saratoga CLO investment process also includes the Standard & Poors and Moody’s review of the loan investment and the assigned corporate ratings, in addition to the Standard & Poors recovery rate analysis, which typically does not apply to a prospective investment of the Company. Lastly, a Saratoga CLO investment also considers the likely secondary liquidity of the loan in considering the investment, whereas the Company’s investments are generally illiquid.

Saratoga CLO was initially refinanced in October 2013 and its reinvestment period ended in October 2016. On November 15, 2016, we completed the second refinancing of the Saratoga CLO. The Saratoga CLO refinancing, among other things, extended its reinvestment period to October 2018, and extended its legal maturity date to October 2025. Following the refinancing, the Saratoga CLO portfolio remained at the same size and with a similar capital structure of approximately $300.0 million in aggregate principal amount of predominantly senior secured first lien term loans. In addition to refinancing its liabilities, we also purchased $4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of LIBOR plus 8.5%. The Class F tranche is the eighth tranche in the capital structure of Saratoga CLO and is subordinated to the other debt classes of Saratoga CLO. The Class F tranche is only senior to the subordinated notes, which is effectively the equity position in Saratoga CLO. As a result, the other tranches of debt in Saratoga CLO rank ahead of the $4.5 million Class F tranche and ahead of the aggregate principal amount of our position in the subordinated notes, which as of November 30, 2017 had a fair value of $11.8 million, with respect to priority of payments in the event of a default or a liquidation. After the reinvestment period ends in October 2018, the Company will consider refinancing the Saratoga CLO, subject to market conditions. A refinancing transaction entails finding existing and new investors that are willing to provide debt financing to Saratoga CLO on terms that are acceptable to it and in an amount sufficient to allow it to repay all of its existing debt holders. If Saratoga CLO is unable to refinance its indebtedness by October 2018, then Saratoga CLO will be required to use investment repayments by portfolio companies received thereafter to repay its outstanding indebtedness and ultimately liquidate Saratoga CLO.

The terms of the subordinated notes of Saratoga CLO entitles the Company to the residual net interest income in Saratoga CLO, which are paid on a quarterly basis after payment of all expenses, assuming that the Saratoga CLO remains in compliance with its various debt and rating agency compliance tests. The Company’s investment in the subordinated notes of Saratoga CLO can be sold or transferred at any time. The Company has held 100% of the subordinated notes of Saratoga CLO since the inception of Saratoga CLO.

Generally, the interests of the holders of the various classes of securities issued by the Saratoga CLO are aligned with the interests of the Company as holder of the subordinated notes. The investors in the various debt tranches of the securities issued by the Saratoga CLO are interested in the regular payment of interest income from the Saratoga CLO and the overcollateralization of the underlying loan assets relative to the Saratoga CLO debt issued. On the other hand, the subordinated note holders might prefer purchasing higher yielding riskier assets that could increase returns while the returns of the holders of the debt securities remain unchanged.

With respect to the collateral management agreement that the Company has entered into with Saratoga CLO, while the agreement is similar to the investment advisory and management agreement between the

Company and Saratoga Investment Advisors in that it is an asset management agreement, there are material differences between the two. For example, pursuant to Section 15 of the 1940 Act, the Management Agreement with Saratoga Investment Advisors has an initial term of two years, with annual renewals to be approved by the Company’s Board of Directors. The contract can be terminated by the Company’s Board of Directors or stockholders with 60 days’ notice, with no penalty for termination. The collateral management agreement that the Company has entered into with Saratoga CLO, on the other hand, has no renewal requirement, and can be terminated without cause with the approval of two-thirds of each of the class of CLO securities, excluding votes from interested noteholders. Furthermore, the Saratoga CLO collateral management agreement cannot be terminated with cause without the approval of a majority of all of the CLO security holders voting collectively, excluding votes from interested noteholders. If the Saratoga CLO collateral management agreement is terminated, the manager remains in place until a new manager is appointed by the issuer at the direction of a majority of the noteholders, and so long as such replacement is not rejected within 20 days by the most senior class of the Saratoga CLO securities. We receive a base management fee of 0.10% and a subordinated management fee of 0.40% of the outstanding principal amount of Saratoga CLO’s assets, paid quarterly to the extent of available proceeds. Prior to the second refinancing and the issuance of the 2013-1 Amended CLO Notes, we received a base management fee of 0.25% and a subordinated management fee of 0.25 of the outstanding principal amount of Saratoga CLO’s assets, paid quarterly to the extent of available proceeds. We are also entitled to an incentive management fee equal to 20.0% of excess cash flow to the extent the Saratoga CLO subordinated notes receive an internal rate of return paid in cash equal to or greater than 12.0%.

The securities issued by the Saratoga CLO do not have any external credit enhancement features that would minimize the potential losses to the subordinated notes. Saratoga CLO recognized losses of approximately $3.4 million in October 2013 and $6.1 million in November 2016 upon the refinancing as a result of the legal and accounting costs associated with the refinancing and the divestiture of certain Saratoga CLO loans not eligible for the refinanced Saratoga CLO. The cost of the refinancing was effectively borne by the Company as the holder of the subordinated notes in Saratoga CLO. The indenture for the Saratoga CLO does not contemplate the issuance of additional securities while the existing Saratoga CLO securities remain outstanding. The indenture could be amended to allow the issuance of additional securities, which would require consents of the holders of the Saratoga CLO debt securities and the approval of the rating agencies. The Saratoga CLO could issue additional securities pursuant to a refinancing of the existing securities. The costs of any such future refinancing would effectively be borne by us as the holder of the subordinated notes in Saratoga CLO.

The Company does not believe that any representations or warranties made by the Company as manager of Saratoga CLO or investor in the subordinated notes could materially affect the Company. However, because the Company acts as the collateral manager to Saratoga CLO, it may be subject to claims by third-party investors in Saratoga CLO for alleged or actual negligent acts, errors or omissions or breach of fiduciary duties committed in the scope of performing its services as the collateral manager.

As of November 30, 2017, the Saratoga CLO portfolio consisted of $308.6 million in aggregate principal amount of primarily senior secured first lien term loans 99.1% of the Saratoga CLO portfolio consisted of such loans at November 30, 2017, to 207 borrowers with an average exposure to each borrower of $1.5 million. The weighted average maturity of the portfolio is 4.8 years. In addition, Saratoga CLO held $5.0 million in cash at November 30, 2017. Our investment in Saratoga CLO falls into our 30% “bucket” of non-qualifying assets under the 1940 Act and currently has a cost basis of approximately $9.2 million, which is net of all principal payments made by Saratoga CLO on the Company’s initial $30.0 million investment in Saratoga CLO.

Prospective portfolio company characteristics

Our investment adviser generally selects portfolio companies with one or more of the following characteristics:

•	a history of generating stable earnings and strong free cash flow;

•	well-constructed balance sheets with the ability to withstand industry cycles, supported by sustainable enterprise values;

•	reasonable debt-to-cash flow multiples;

•	exceptional management with meaningful stake;

•	industry leadership with competitive advantages and sustainable market shares and growth prospects in attractive and healthy sectors; and

•	capital structures that provide appropriate terms and reasonable covenants.

Investment selection

In managing us, Saratoga Investment Advisors employs the same investment philosophy and portfolio management methodologies used by Saratoga Partners. Through this investment selection process, based on quantitative and qualitative analysis, Saratoga Investment Advisors seeks to identify portfolio companies with superior fundamental risk-reward profiles and strong, defensible business franchises with the goal of minimizing principal losses while maximizing risk-adjusted returns. Saratoga Investment Advisors’ investment process emphasizes the following:

•	bottoms-up, company-specific research and analysis;

•	capital preservation, low volatility and minimization of downside risk; and

•	investing with experienced management teams that hold meaningful equity ownership in their businesses.

Our investment adviser’s investment process generally includes the following steps:

•	Initial screening. A brief analysis identifies the investment opportunity and reviews the merits of the transaction. The initial screening memorandum provides a brief description of the company, its industry, competitive position, capital structure, financials, equity sponsor and deal economics. If the deal is determined to be attractive by the senior members of the deal team, the opportunity is fully analyzed.

•	Full analysis. A full analysis includes:

•	Business and Industry analysis—a review of the company’s business position, competitive dynamics within its industry, cost and growth drivers and technological and geographic factors. Business and industry research often includes meetings with industry experts, consultants, other investors, customers and competitors.

•	Company analysis—a review of the company’s historical financial performance, future projections, cash flow characteristics, balance sheet strength, liquidation value, legal, financial and accounting risks, contingent liabilities, market share analysis and growth prospects.

•	Structural/security analysis—a thorough legal document analysis including but not limited to an assessment of financial and negative covenants, events of default, enforceability of liens and voting rights.

•	Approval of the investment committee. The investment is then presented to the investment committee for approval. The investment committee must unanimously approve all investments in excess of $1 million made by us. In addition, all sales of our investments must be approved by all four of our investment committee members. The members of our investment committee are Christian L. Oberbeck, Michael J. Grisius, Thomas V. Inglesby, and Charles G. Phillips.

Investment structure

In general, our Investment Adviser intends to select investments with financial covenants and terms that reduce leverage over time, thereby enhancing credit quality. These methods include:

•	maintenance leverage covenants requiring a decreasing ratio of debt to cash flow;

•	maintenance cash flow covenants requiring an increasing ratio of cash flow to the sum of interest expense and capital expenditures; and

•	debt incurrence prohibitions, limiting a company’s ability to re-lever.

In addition, limitations on asset sales and capital expenditures should prevent a company from changing the nature of its business or capitalization without our consent.

Our investment adviser seeks, where appropriate, to limit the downside potential of our investments by:

•	requiring a total return on our investments (including both interest and potential equity appreciation) that compensates us for credit risk;

•	requiring companies to use a portion of their excess cash flow to repay debt;

•	selecting investments with covenants that incorporate call protection as part of the investment structure; and

•	selecting investments with affirmative and negative covenants, default penalties, lien protection, change of control provisions and board rights, including either observation or participation rights.

Valuation process

We account for our investments at fair value in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 820, Fair Value Measurements and Disclosures (“ASC 820”), as approved in good faith using written policies and procedures adopted by our board of directors. Investments for which market quotations are readily available are recorded in our consolidated financial statements at such market quotations subject to any decision by our board of directors to approve a fair value determination to reflect significant events affecting the value of these investments. We value investments for which market quotations are not readily available at fair value as approved in good faith by our board of directors based on input from Saratoga Investment Advisors, our audit committee and an independent valuation firm engaged by our board of directors. Determinations of fair value may involve subjective judgments and estimates. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, the markets in which the portfolio company does business, market yield trend analysis, comparison to publicly traded companies, discounted cash flow and other relevant factors.

Our investment in the subordinated notes of Saratoga CLO is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for similar collateralized loan obligation fund subordinated notes or equity, when available. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for Saratoga CLO’s valuation. The Intex cash flow models use a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated cash flows. The assumptions are based on available market data and projections provided by third parties as well as management estimates. We use the output from the Intex models (i.e., the estimated cash flows from our investment in Saratoga CLO) to perform a discounted cash flow analysis on expected future cash flows from our investment in Saratoga CLO to determine a valuation for the subordinated notes of Saratoga CLO held by us.

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	Each investment is initially valued by the responsible investment professionals of Saratoga Investment Advisors and preliminary valuation conclusions are documented and discussed with our senior management; and

•	An independent valuation firm engaged by our board of directors independently reviews a selection of these preliminary valuation each quarter so that the valuation of each investment for which market quotes are not readily available is reviewed by the independent valuation firm at least once each fiscal year.

In addition, all our investments are subject to the following valuation process:

•	The audit committee of our board of directors reviews each preliminary valuation and our investment adviser and independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

•	Our board of directors discusses the valuations and approves the fair value of each investment in good faith based on the input of our investment adviser, independent valuation firm (to the extent applicable) and the audit committee of our board of directors.

Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The determination of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

Ongoing relationships with and monitoring of portfolio companies

Saratoga Investment Advisors will closely monitor each investment we make and, when appropriate, will conduct a regular dialogue with both the management team and other debtholders and seek specifically tailored financial reporting. In addition, in certain circumstances, senior investment professionals of Saratoga Investment Advisors may take board seats or board observation seats.

Distributions

Our distributions, if any, will be determined by our board of directors and paid out of assets legally available for distribution. Any such distributions generally will be taxable to our stockholders, including to those stockholders who receive additional shares of our common stock pursuant to our dividend reinvestment plan. Prior to January 2009, we paid quarterly dividends to our stockholders. However, in January 2009, we suspended the practice of paying quarterly dividends to our stockholders and thereafter paid five annual dividend distributions (December 2013, 2012, 2011, 2010 and 2009) to our stockholders since such time, which distributions were made with a combination of cash and the issuance of shares of our common stock as discussed more fully below.

On September 24, 2014, we announced the recommencement of quarterly dividends to our stockholders, and have subsequently made distributions under this new policy. We have adopted a dividend reinvestment plan that provides for reinvestment of our dividend distributions on behalf of our stockholders unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of the DRIP by the dividend record date will have their cash dividends automatically reinvested into additional shares of our common stock, rather than receiving the cash dividends. We have the option to satisfy the share requirements of the DRIP through the issuance of new shares of common stock or through open market purchases of common stock by the DRIP plan administrator.

In order to maintain our qualification as a RIC, we must for each fiscal year distribute an amount equal to at least 90.0% of our ordinary net taxable income and realized net short-term capital gains in excess of realized net long-term capital losses, if any, reduced by deductible expenses. In addition, we will be subject to federal excise taxes to the extent we do not distribute during the calendar year at least (1) 98.0% of our ordinary income for the calendar year, (2) 98.2% of our capital gains in excess of capital losses for the one year period ending on October 31 of the calendar year and (3) any ordinary income and net capital gains for preceding years that were not distributed during such years and on which we paid no U.S. federal income tax. For the 2016 calendar year, our distributions were insufficient such that we incurred federal excise taxes of $44,770. We may elect to withhold from distribution a portion of our ordinary income for the 2017 calendar year and/or portion of the capital gains in excess of capital losses realized during the one year period ending October 31, 2017, if any, and, if we do so, we would expect to incur federal excise taxes as a result.

We may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The IRS has issued a revenue procedure indicating that this rule will apply where the total amount of cash to be distributed is limited to net less than 20.0% of the total distribution. Under this revenue procedure, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with this revenue procedure that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock he or she receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. Furthermore, with respect to non-U.S. stockholders, we may be required to withhold U.S. tax with respect to such dividends, including in respect of all or a portion of such dividend that is payable in stock. If a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

Competition

Our primary competitors in providing financing to private middle market companies include public and private investment funds (including private equity funds, mezzanine funds, BDCs and SBICs), commercial and investment banks and commercial financing companies. Additionally, alternative investment vehicles, such as hedge funds, frequently invest in middle-market companies. As a result, competition for investment opportunities at middle-market companies can be intense. However, we continue to believe that there has been an overall reduction in the amount of debt capital available on average since the downturn in the credit markets, which began in mid-2007, and that this has resulted in a somewhat less competitive environment for making new investments. While many middle-market companies were previously able to raise senior debt financing through traditional large financial institutions, we believe this approach to financing is more difficult as implementation of U.S. and international financial reforms, such as Basel 3, limits the capacity of large financial institutions to hold non-investment grade leveraged loans on their balance sheets. We believe that many of these financial institutions have de-emphasized their service and product offerings to middle-market companies in particular.

Many of our competitors are substantially larger and have considerably greater financial and marketing resources than us. For example, some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which may allow them to consider a wider variety of investments and establish more relationships than us. Furthermore, many of our competitors are not subject to the regulatory restrictions that the 1940 Act imposes on us as a BDC. We use the industry information available to the investment professionals of Saratoga Investment Advisors to assess investment risks and determine appropriate pricing for our investments in portfolio companies. In addition, we believe that the investment professionals of our investment adviser enable us to learn about, and compete effectively for, financing opportunities with attractive leveraged companies in the industries in which we seek to invest.

For additional information concerning the competitive risks we face, please see Part I, Item 1A, “Risk Factors—We operate in a highly competitive market for investment opportunities.”

Staffing

We do not currently have any employees and do not expect to have any employees in the future. Services necessary for our business are provided by individuals who are employees of Saratoga Investment Advisors, pursuant to the terms of the Management Agreement and the administration agreement. For a discussion of the Management Agreement, see “Business—Investment Advisory and Management Agreement” below. We reimburse Saratoga Investment Advisors for our allocable portion of expenses incurred by it in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our officers and their respective staffs, subject to certain limitations. For a discussion of the administration agreement, see “Business—Administration Agreement” below.

Derivatives

We may utilize hedging techniques such as interest rate swaps to mitigate potential interest rate risk on our indebtedness. Such interest rate swaps would principally be used to protect us against higher costs on our indebtedness resulting from increases in both short-term and long-term interest rates.

We also may use various hedging and other risk management strategies to seek to manage various risks, including changes in currency exchange rates and market interest rates. Such hedging strategies would be utilized to seek to protect the value of our portfolio investments, for example, against possible adverse changes in the market value of securities held in our portfolio.

OUR PORTFOLIO COMPANIES

The following table sets forth certain information as of November 30, 2017 for each portfolio company in which we had a debt or equity investment. Other than these investments, our only relationships with our portfolio companies are the managerial assistance we may separately provide to our portfolio companies, which services would be ancillary to our investments, and the board observer or participation rights we may receive.

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
Non-control/Non-affiliated investments - 212.7% (b)
Tile Redi Holdings, LLC (d)	Building Products	First Lien Term Loan (L+10.00%), 11.49% Cash, 6/16/2022	$15,000,000	$14,860,121	$14,850,000	10.7%

		Total Building Products		14,860,121	14,850,000	10.7%

Apex Holdings Software Technologies, LLC	Business Services	First Lien Term Loan (L+8.00%), 9.49% Cash, 9/21/2021	$18,000,000	17,876,123	18,000,000	13.0%
Avionte Holdings, LLC (g)	Business Services	Common Stock	100,000	100,000	418,000	0.3%
BMC Software, Inc. (d)	Business Services	Syndicated Loan (L+4.00%), 5.49% Cash, 9/10/2022	$4,858,971	4,815,474	4,858,971	3.5%
CLEO Communications Holding, LLC	Business Services	First Lien Term Loan (L+7.00%), 8.49% Cash/2.00% PIK, 3/31/2022	$13,155,248	13,031,619	13,155,248	9.5%
CLEO Communications Holding, LLC (i)	Business Services	Delayed Draw Term Loan (L+7.00%), 8.49% Cash/2.00% PIK, 3/31/2022	$2,010,225	1,990,728	2,010,225	1.4%
Courion Corporation	Business Services	Second Lien Term Loan (L+10.00%), 11.49% Cash, 6/1/2021	$15,000,000	14,896,990	14,827,500	10.7%
Emily Street Enterprises, L.L.C.	Business Services	Senior Secured Note (L+8.50%), 10.00% Cash, 1/23/2020	$3,300,000	3,298,364	3,317,160	2.4%
Emily Street Enterprises, L.L.C. (g)	Business Services	Warrant Membership Interests Expires 12/28/2022	49,318	400,000	469,507	0.3%
Erwin, Inc.	Business Services	Second Lien Term Loan (L+11.50%), 12.99% Cash/1.00% PIK, 8/28/2021	$13,211,246	13,114,439	13,161,043	9.5%
FranConnect LLC (d)	Business Services	First Lien Term Loan (L+7.00%), 8.50% Cash, 5/26/2022	$14,500,000	14,432,349	14,438,428	10.4%
GreyHeller LLC	Business Services	First Lien Term Loan (L+11.00%), 12.49% Cash, 11/16/2021	$7,000,000	6,941,430	7,000,000	5.0%
GreyHeller LLC (j)	Business Services	Delayed Draw Term Loan B (L+11.00%), 12.49% Cash, 11/16/2021	$—	—	—	0.0%
GreyHeller LLC (g)	Business Services	Common Stock	850,000	850,000	729,000	0.5%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	First Lien Term Loan (L+4.50%), 5.99% Cash, 10/8/2021	$5,390,651	5,302,560	5,404,127	3.9%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	Second Lien Term Loan (L+9.50%), 10.99% Cash, 10/8/2022	$3,000,000	2,930,542	2,937,510	2.1%
Identity Automation Systems (g)	Business Services	Common Stock Class A Units	232,616	232,616	730,911	0.5%
Identity Automation Systems	Business Services	First Lien Term Loan (L+9.50%), 10.99% Cash, 3/31/2021	$17,975,000	17,858,469	17,975,000	12.9%
Knowland Technology Holdings, L.L.C.	Business Services	First Lien Term Loan (L+8.75%), 10.24% Cash, 7/20/2021	$16,888,731	16,863,690	16,888,731	12.2%
Microsystems Company	Business Services	Second Lien Term Loan (L+10.00%), 11.49% Cash, 7/1/2022	$8,000,000	7,935,313	8,000,000	5.8%
National Waste Partners (d)	Business Services	Second Lien Term Loan 10.00% Cash, 2/13/2022	$9,000,000	8,922,021	9,000,000	6.5%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
Vector Controls Holding Co., LLC (d)	Business Services	First Lien Term Loan 13.75% (12.00% Cash/1.75% PIK), 3/6/2022	$11,571,437	11,528,660	11,571,437	8.3%
Vector Controls Holding Co., LLC (g)	Business Services	Warrants to Purchase Limited Liability Company Interests, Expires 11/30/2027	343	—	879,567	0.6%

		Total Business Services		163,321,387	165,772,365	119.3%

Targus Holdings, Inc. (g)	Consumer Products	Common Stock	210,456	1,791,242	293,450	0.2%

		Total Consumer Products		1,791,242	293,450	0.2%

My Alarm Center, LLC	Consumer Services	Preferred Equity Class A Units 8.00% PIK	2,227	2,265,154	2,294,804	1.7%
My Alarm Center, LLC (g)	Consumer Services	Preferred Equity Class B Units	1,797	1,796,880	1,442,069	1.0%
My Alarm Center, LLC (g)	Consumer Services	Common Stock	96,224	—	—	0.0%
PrePaid Legal Services, Inc. (d)	Consumer Services	First Lien Term Loan (L+5.25%), 6.74% Cash, 7/1/2019	$2,480,695	2,471,520	2,486,153	1.8%
PrePaid Legal Services, Inc. (d)	Consumer Services	Second Lien Term Loan (L+9.00%), 10.49% Cash, 7/1/2020	$11,000,000	10,972,589	11,003,300	7.9%

		Total Consumer Services		17,506,143	17,226,326	12.4%

C2 Educational Systems (d)	Education	First Lien Term Loan (L+8.50%), 10.00% Cash, 5/31/2020	$16,000,000	15,863,540	15,864,000	11.4%
M/C Acquisition Corp., L.L.C. (g)	Education	Class A Common Stock	544,761	30,241	—	0.0%
M/C Acquisition Corp., L.L.C. (g)	Education	First Lien Term Loan 1.00% Cash, 3/31/2018	$2,318,121	1,190,838	8,058	0.0%
Texas Teachers of Tomorrow, LLC (g), (h)	Education	Common Stock	750,000	750,000	910,433	0.7%
Texas Teachers of Tomorrow, LLC	Education	Second Lien Term Loan (L+9.75%), 11.24% Cash, 6/2/2021	$10,000,000	9,930,419	10,000,000	7.2%

		Total Education		27,765,038	26,782,491	19.3%

TM Restaurant Group L.L.C. (g)	Food and Beverage	First Lien Term Loan 14.50% PIK, 7/17/2017	$9,358,694	9,352,763	7,924,942	5.7%
TM Restaurant Group L.L.C. (g)	Food and Beverage	Revolver 14.50% PIK, 7/17/2017	$413,954	413,954	350,536	0.3%

		Total Food and Beverage		9,766,717	8,275,478	6.0%

Censis Technologies, Inc.	Healthcare Services	First Lien Term Loan B (L+10.00%), 11.49% Cash, 7/24/2019	$10,575,000	10,491,748	10,575,000	7.6%
Censis Technologies, Inc. (g), (h)	Healthcare Services	Limited Partner Interests	999	999,000	1,129,234	0.8%
ComForCare Health Care	Healthcare Services	First Lien Term Loan (L+8.50%), 9.99% Cash, 1/31/2022	$10,500,000	10,409,140	10,500,000	7.6%
Ohio Medical, LLC (g)	Healthcare Services	Common Stock	5,000	500,000	267,202	0.2%
Ohio Medical, LLC	Healthcare Services	Senior Subordinated Note 12.00% Cash, 7/15/2021	$7,300,000	7,247,321	6,601,686	4.7%
Pathway Partners Vet Management Company LLC	Healthcare Services	Second Lien Term Loan (L+8.00%), 9.49% Cash, 10/10/2025	$2,083,333	2,062,715	2,062,500	1.5%
Pathway Partners Vet Management Company LLC (j)	Healthcare Services	Delayed Draw Term Loan (L+8.00%), 9.49% Cash, 10/10/2025	$—	—	—	0.0%
Roscoe Medical, Inc. (g)	Healthcare Services	Common Stock	5,081	508,077	507,987	0.4%
Roscoe Medical, Inc.	Healthcare Services	Second Lien Term Loan 11.25% Cash, 9/26/2019	$4,200,000	4,167,542	4,168,500	3.0%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
Zest Holdings, LLC (d)	Healthcare Services	Syndicated Loan (L+4.25%), 5.74% Cash, 8/16/2023	$4,116,226	4,040,574	4,141,953	3.0%

		Total Healthcare Services		40,426,117	39,954,062	28.8%

HMN Holdco, LLC	Media	First Lien Term Loan 12.00% Cash, 7/8/2021	$8,147,700	8,091,083	8,392,131	6.0%
HMN Holdco, LLC	Media	Delayed Draw First Lien Term Loan 12.00% Cash, 7/8/2021	$4,800,000	4,761,382	4,950,240	3.6%
HMN Holdco, LLC (g)	Media	Class A Series, Expires 1/16/2025	4,264	61,647	255,073	0.2%
HMN Holdco, LLC (g)	Media	Class A Warrant, Expires 1/16/2025	30,320	438,353	1,434,136	1.0%
HMN Holdco, LLC (g)	Media	Warrants to Purchase Limited Liability Company Interests (Common), Expires 5/16/2024	57,872	—	2,443,356	1.8%
HMN Holdco, LLC (g)	Media	Warrants to Purchase Limited Liability Company Interests (Preferred), Expires 5/16/2024	8,139	—	400,602	0.3%

		Total Media		13,352,465	17,875,538	12.9%

Elyria Foundry Company, L.L.C. (g)	Metals	Common Stock	60,000	9,685,029	3,494,400	2.5%
Elyria Foundry Company, L.L.C. (d)	Metals	Second Lien Term Loan 15.00% PIK, 8/10/2022	$847,100	847,100	847,100	0.6%

		Total Metals		10,532,129	4,341,500	3.1%

Sub Total Non-control/Non-affiliated investments				299,321,359	295,371,210	212.7%

Control investments - 31.3% (b)
Easy Ice, LLC (f)	Business Services	Preferred Equity 10.00% PIK	5,080,000	8,542,685	10,335,793	7.5%
Easy Ice, LLC (d), (f)	Business Services	Second Lien Term Loan (L+11.00%), 5.44% Cash/7.56% PIK, 2/28/2023	$16,817,328	16,708,812	16,817,328	12.1%

		Total Business Services		25,251,497	27,153,121	19.6%

Saratoga Investment Corp. CLO 2013-1, Ltd. (a), (e), (f)	Structured Finance Securities	Other/Structured Finance Securities 29.48%, 10/20/2025	$30,000,000	9,191,696	11,814,256	8.5%
Saratoga Investment Corp. Class F Note (a), (f)	Structured Finance Securities	Other/Structured Finance Securities (L+8.50%), 9.99%, 10/20/2025	$4,500,000	4,500,000	4,499,100	3.2%

		Total Structured Finance Securities		13,691,696	16,313,356	11.7%

Sub Total Control investments				38,943,193	43,466,477	31.3%

TOTAL INVESTMENTS - 244.0% (b)				$338,264,552	$338,837,687	244.0%

			Principal	Cost	Fair Value	% of Net Assets
Cash and cash equivalents and cash and cash equivalents, reserve accounts - 6.3% (b)
U.S. Bank Money Market (k)			$8,717,780	$8,717,780	$8,717,780	6.3%

Total cash and cash equivalents and cash and cash equivalents, reserve accounts			$8,717,780	$8,717,780	$8,717,780	6.3%

(a)	Represents a non-qualifying investment as defined under Section 55 (a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 4.8% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $138,846,223 as of November 30, 2017.

(c)	Because there is no readily available market value for these investments, the fair values of these investments were determined using significant unobservable inputs and approved in good faith by our board of directors (see Note 3 to the consolidated financial statements).
(d)	These securities are either fully or partially pledged as collateral under a senior secured revolving credit facility (see Note 6 to the consolidated financial statements).
(e)	This investment does not have a stated interest rate that is payable thereon. As a result, the 29.48% interest rate in the table above represents the effective interest rate currently earned on the investment cost and is based on the current cash interest and other income generated by the investment.
(f)	As defined in the Investment Company Act, we “Control” this portfolio company because we own more than 25% of the portfolio company’s outstanding voting securities. Transactions during the nine months ended November 30, 2017 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions	Sales	Interest Income	Management and Incentive Fee Income	Net Realized Gains	Net Change in Unrealized Appreciation (Depreciation)
Easy Ice, LLC	$—	$—	$(11,307,678)	$2,814,092	$—	$63,720	$1,685,785
Saratoga Investment Corp. CLO 2013-1, Ltd.	$—	$—	$—	$1,719,744	$1,605,171	$—	$1,991,685
Saratoga Investment Corp. Class F Note	$—	$—	$—	$320,215	$—	$—	$(450)

(g)	Non-income producing at November 30, 2017.
(h)	Includes securities issued by an affiliate of the company.
(i)	The investment has an unfunded commitment as of November 30, 2017 (see Note 7 to the consolidated financial statements).
(j)	The entire commitment was unfunded at November 30, 2017. As such, no interest is being earned on this investment.
(k)	Included within cash and cash equivalents and cash and cash equivalents, reserve accounts in the Company’s consolidated statements of assets and liabilities as of November 30, 2017.

Saratoga Investment Corp.

Consolidated Schedule of Investments

February 28, 2017

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Non-control/Non-affiliated investments - 190.5% (b)
Apex Holdings Software Technologies, LLC	Business Services	First Lien Term Loan (L+8.00%), 9.05% Cash, 9/21/2021	$18,000,000	$17,857,818	$17,843,400	14.0%
Avionte Holdings, LLC (g)	Business Services	Common Stock	100,000	100,000	251,000	0.2%
BMC Software, Inc. (d)	Business Services	Syndicated Loan (L+4.00%), 5.05% Cash, 9/10/2020	$5,611,666	5,582,551	5,639,163	4.4%
Courion Corporation	Business Services	Second Lien Term Loan (L+10.00%), 11.05% Cash, 6/1/2021	$15,000,000	14,879,353	14,230,500	11.2%
Emily Street Enterprises, L.L.C.	Business Services	Senior Secured Note (L+8.50%), 10.00% Cash, 1/23/2020	$3,300,000	3,282,213	3,316,500	2.6%
Emily Street Enterprises, L.L.C. (g)	Business Services	Warrant Membership Interests Expires 12/28/2022	49,318	400,000	394,544	0.3%
Erwin, Inc.	Business Services	Second Lien Term Loan (L+11.50%), 12.55% (11.50% Cash/1.00% PIK), 8/28/2021	$13,111,929	13,000,581	13,111,929	10.2%
GreyHeller LLC	Business Services	First Lien Term Loan (L+11.00%), 12.05% Cash, 11/16/2021	$7,000,000	6,933,141	6,930,000	5.4%
GreyHeller LLC (i), (j)	Business Services	Delayed Draw Term Loan B (L+11.00%), 12.05% Cash, 11/16/2021	$—	—	—	0.0%
GreyHeller LLC (g)	Business Services	Common Stock	850,000	850,000	850,000	0.7%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	First Lien Term Loan (L+5.25%), 6.30% Cash, 10/8/2021	$5,947,481	5,857,960	5,947,481	4.7%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	Second Lien Term Loan (L+9.50%), 10.55% Cash, 10/8/2022	$3,000,000	2,922,606	2,926,800	2.3%
Identity Automation Systems	Business Services	Convertible Promissory Note 13.50% (6.75% Cash/6.75% PIK), 8/18/2018	611,517	611,517	611,517	0.5%
Identity Automation Systems (g)	Business Services	Common Stock Class A Units	232,616	232,616	386,143	0.3%
Identity Automation Systems	Business Services	Second Lien Term Loan (L+9.25%), 10.30% (9.25% Cash/1.75% PIK) 12/18/2020	$10,293,791	10,223,741	10,293,791	8.1%
Knowland Technology Holdings, L.L.C.	Business Services	First Lien Term Loan (L+8.75%), 9.80% Cash, 7/20/2021	$17,777,730	17,692,307	17,777,730	14.0%
Microsystems Company	Business Services	Second Lien Term Loan (L+10.00%), 11.05% Cash, 7/1/2022	$8,000,000	7,927,489	7,964,800	6.3%
National Waste Partners	Business Services	First Lien Term Loan 10.00% Cash, 2/13/2022	$9,000,000	8,910,000	8,910,000	7.0%
Vector Controls Holding Co., LLC (d)	Business Services	First Lien Term Loan, 14.00% (12.00% Cash/2.00% PIK), 3/6/2018	$8,819,270	8,778,186	8,819,270	6.9%
Vector Controls Holding Co., LLC (d), (g)	Business Services	Warrants to Purchase Limited Liability Company Interests, Expires 5/31/2025	343	—	327,200	0.3%

		Total Business Services		126,042,079	126,531,768	99.4%

Targus Holdings, Inc. (d), (g)	Consumer Products	Common Stock	210,456	1,791,242	29,241	0.0%
Targus Holdings, Inc. (d)	Consumer Products	Second Lien Term Loan A-2 15.00% PIK, 12/31/2019	$234,630	234,630	234,630	0.2%
Targus Holdings, Inc. (d)	Consumer Products	Second Lien Term Loan B 15.00% PIK, 12/31/2019	$703,889	703,889	703,889	0.6%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
		Total Consumer Products		2,729,761	967,760	0.8%

My Alarm Center, LLC	Consumer Services	Second Lien Term Loan (L+11.00%), 12.05% Cash, 7/9/2019	$9,375,000	9,359,492	7,061,250	5.6%
PrePaid Legal Services, Inc. (d)	Consumer Services	First Lien Term Loan (L+5.25%), 6.50% Cash, 7/1/2019	$2,687,143	2,672,435	2,687,143	2.1%
PrePaid Legal Services, Inc. (d)	Consumer Services	Second Lien Term Loan (L+9.00%), 10.25% Cash, 7/1/2020	$11,000,000	10,966,188	11,000,000	8.6%

		Total Consumer Services		22,998,115	20,748,393	16.3%

M/C Acquisition Corp., L.L.C. (d), (g)	Education	Class A Common Stock	544,761	30,241	—	0.0%
M/C Acquisition Corp., L.L.C. (d)	Education	First Lien Term Loan 1.00% Cash, 3/31/2018	$2,321,073	1,193,790	8,087	0.0%
Texas Teachers of Tomorrow, LLC (g), (h)	Education	Common Stock	750	750,000	919,680	0.7%
Texas Teachers of Tomorrow, LLC	Education	Second Lien Term Loan (L+9.75%), 10.80% Cash, 6/2/2021	$10,000,000	9,918,572	10,000,000	7.9%

		Total Education		11,892,603	10,927,767	8.6%

TM Restaurant Group L.L.C. (g)	Food and Beverage	First Lien Term Loan (L+8.50%), 9.75% Cash, 7/17/2017	$9,358,694	9,331,446	8,422,825	6.6%

		Total Food and Beverage		9,331,446	8,422,825	6.6%

Censis Technologies, Inc.	Healthcare Services	First Lien Term Loan B (L+10.00%), 11.05% Cash, 7/24/2019	$11,100,000	10,977,689	10,940,160	8.6%
Censis Technologies, Inc. (g), (h)	Healthcare Services	Limited Partner Interests	999	999,000	886,772	0.7%
ComForCare Health Care	Healthcare Services	First Lien Term Loan (L+8.50%), 9.55% Cash, 1/31/2022	$10,500,000	10,398,957	10,395,000	8.2%
Roscoe Medical, Inc. (d), (g)	Healthcare Services	Common Stock	5,081	508,077	680,823	0.5%
Roscoe Medical, Inc.	Healthcare Services	Second Lien Term Loan 11.25% Cash, 9/26/2019	$4,200,000	4,155,827	4,179,000	3.3%
Ohio Medical, LLC (g)	Healthcare Services	Common Stock	5,000	500,000	288,800	0.2%
Ohio Medical, LLC	Healthcare Services	Senior Subordinated Note 12.00%, 7/15/2021	$7,300,000	7,238,831	6,989,750	5.5%
Zest Holdings, LLC (d)	Healthcare Services	Syndicated Loan (L+4.75%), 5.80% Cash, 8/17/2020	$4,136,911	4,085,888	4,183,658	3.3%

		Total Healthcare Services		38,864,269	38,543,963	30.3%

HMN Holdco, LLC	Media	First Lien Term Loan 12.00% Cash, 7/8/2021	$8,462,482	8,376,876	8,462,482	6.6%
HMN Holdco, LLC	Media	Delayed Draw First Lien Term Loan 12.00% Cash, 7/8/2021	$4,800,000	4,751,258	4,800,000	3.8%
HMN Holdco, LLC (g)	Media	Class A Series, Expires 1/16/2025	4,264	61,647	294,770	0.2%
HMN Holdco, LLC (g)	Media	Class A Warrant, Expires 1/16/2025	30,320	438,353	1,706,410	1.3%
HMN Holdco, LLC (g)	Media	Warrants to Purchase Limited Liability Company Interests (Common), Expires 5/16/2024	57,872	—	2,961,310	2.3%
HMN Holdco, LLC (g)	Media	Warrants to Purchase Limited Liability Company Interests (Preferred), Expires 5/16/2024	8,139	—	473,690	0.4%

		Total Media		13,628,134	18,698,662	14.6%

Elyria Foundry Company, L.L.C. (d), (g)	Metals	Common Stock	35,000	9,217,564	413,350	0.3%
Elyria Foundry Company, L.L.C. (d)	Metals	Second Lien Term Loan 15.00% PIK, 8/10/2022	$437,500	437,500	437,500	0.4%

		Total Metals		9,655,064	850,850	0.7%

Mercury Network, LLC	Real Estate	First Lien Term Loan (L+9.50%), 10.55% Cash, 8/24/2021	$15,773,875	15,644,382	15,773,875	12.4%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Mercury Network, LLC (g)	Real Estate	Common Stock	413,043	413,043	1,065,651	0.8%

		Total Real Estate		16,057,425	16,839,526	13.2%

Sub Total Non-control/Non-affiliated investments				251,198,896	242,531,514	190.5%

Control investments - 39.4% (b)
Easy Ice, LLC (g)	Business Services	Preferred Equity	5,080,000	8,000,000	8,000,000	6.3%
Easy Ice, LLC (d) (f)	Business Services	First Lien Term Loan (L+10.25%) 11.02% Cash, 1/15/2020	$26,680,000	26,464,162	26,680,000	20.9%

		Total Business Services		34,464,162	34,680,000	27.2%

Saratoga Investment Corp. CLO 2013-1, Ltd. (a), (d), (e), (f)	Structured Finance Securities	Other/Structured Finance Securities 14.87%, 10/20/2025	$30,000,000	10,319,374	10,950,249	8.7%
Saratoga Investment Corp. Class F Note (a), (d), (f)	Structured Finance Securities	Other/Structured Finance Securities (L+8.50%), 9.55%, 10/20/2025	$4,500,000	4,500,000	4,499,550	3.5%

		Total Structured Finance Securities		14,819,374	15,449,799	12.2%

Sub Total Control investments				49,283,536	50,129,799	39.4%

TOTAL INVESTMENTS - 229.9% (b)				$300,482,432	$292,661,313	229.9%

			Principal	Cost	Fair Value	% of Net Assets
Cash and cash equivalents and cash and cash equivalents, reserve accounts - 17.4% (b)
U.S. Bank Money Market (k)			$22,087,968	$22,087,968	$22,087,968	17.4%

Total cash and cash equivalents and cash and cash equivalents, reserve accounts			$22,087,968	$22,087,968	$22,087,968	17.4%

(a)	Represents a non-qualifying investment as defined under Section 55(a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 5.3% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $127,294,777 as of February 28, 2017.
(c)	Because there is no readily available market value for these investments, the fair values of these investments were determined using significant unobservable inputs and approved in good faith by our board of directors (see Note 3 to the consolidated financial statements).
(d)	These securities are pledged as collateral under a senior secured revolving credit facility (see Note 6 to the consolidated financial statements).
(e)	This investment does not have a stated interest rate that is payable thereon. As a result, the 14.87% interest rate in the table above represents the effective interest rate currently earned on the investment cost and is based on the current cash interest and other income generated by the investment.
(f)	As defined in the Investment Company Act, we “Control” this portfolio company because we own more than 25% of the portfolio company’s outstanding voting securities. Transactions during the year ended February 28, 2017 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions	Sales	Interest Income	Management Fee Income	Net Realized Gains (Losses)	Net Change in Unrealized Appreciation (Depreciation)
Easy Ice, LLC	$20,553,200	$—	$—	$217,362	$—	$—	$283,226
Saratoga Investment Corp. CLO 2013-1, Ltd.	$—	$—	$—	$1,941,914	$1,499,001	$—	$833,646
Saratoga Investment Corp. Class F Note	$4,500,000	$—	$—	$122,121	$—	$—	$(450)

(g)	Non-income producing at February 28, 2017.

(h)	Includes securities issued by an affiliate of the company.
(i)	The investment has an unfunded commitment as of February 28, 2017 (see Note 7 to the consolidated financial statements).
(j)	The entire commitment was unfunded at February 28, 2017. As such, no interest is being earned on this investment.
(k)	Included within cash and cash equivalents and cash and cash equivalents, reserve accounts in the Company’s consolidated statements of assets and liabilities as of February 28, 2017.

Set forth is a brief description of each portfolio company in which the fair value of our investment represents greater than 5% of our total assets as of November 30, 2017.

Apex Holdings Software Technologies, LLC

Apex provides multi-tenant payroll and HR software to small- to medium-sized companies across a variety of industries, including manufacturing, healthcare, retail and restaurants.

Easy Ice, LLC

For a fixed monthly fee, Easy Ice “rents” an ice machine to its customers, services the machines as needed and provides bags of back-up ice during breakdowns or emergencies; this differs from a lease in that there is no specified term (the subscription is month-to-month) and the customers do not have an option to buy their machines. Easy Ice prices its monthly subscriptions to be competitive with a lease and differentiates itself with the added guarantee of ice delivery should the machine break down.

HMN Holdco, LLC

Health Media Network, LLC is a Connecticut-based point-of-care media company that delivers educational and health content for physicians, patients, and caregivers in physician waiting rooms at health facilities, hospitals, and other group practices. Health Media Network, LLC also provides in-office brochure distribution, poster/wallboard display networks, mobile marketing, and custom publishing services for advertisers.

Identity Automation Systems

Identity Automation is a leading provider of identity and access management software products that help customers automate and manage individual user identities (provisioning and lifecycle management) while providing role-based user authentication, authorization, and access privileges within or across on-premise or cloud-based enterprise systems. Identity Automation helps its customers improve security and increase productivity by reducing cost, downtime, and the need to manually process time-intensive repetitive tasks.

MANAGEMENT AGREEMENTS

Saratoga Investment Advisors serves as our investment adviser. Our investment adviser was formed in 2010 as a Delaware limited liability company and became our investment adviser in July 2010. Subject to the overall supervision of our board of directors, Saratoga Investment Advisors manages our day-to-day operations and provides investment advisory and management services to us. Under the terms of the Management Agreement, Saratoga Investment Advisors:

•	determines the composition of our portfolio, the nature and timing of the changes to our portfolio and the manner of implementing such changes;

•	identifies, evaluates and negotiates the structure of the investments we make (including performing due diligence on our prospective portfolio companies);

•	closes and monitors the investments we make; and

•	determines the securities and other assets that we purchase, retain or sell.

Saratoga Investment Advisors services under the Management Agreement are not exclusive, and it is free to furnish similar services to other entities.

Management Fee and Incentive Fee

Pursuant to the Management Agreement with Saratoga Investment Advisors, we pay Saratoga Investment Advisors a fee for investment advisory and management services consisting of two components—a base management fee and an incentive fee.

The base management fee is paid quarterly in arrears, and equals 1.75% per annum of our gross assets (other than cash or cash equivalents but including assets purchased with borrowed funds) and calculated at the end of each fiscal quarter based on the average value of our gross assets (other than cash or cash equivalents, but including assets purchased with borrowed funds) as of the end of such fiscal quarter and the end of the immediate prior fiscal quarter. Base management fees for any partial month or quarter are appropriately pro-rated.

The incentive fee has the following two parts:

The first part is calculated and payable quarterly in arrears based on our pre-incentive fee net investment income for the immediately preceding fiscal quarter. Pre-incentive fee net investment income means interest income, dividend income and any other income (including any other fees such as commitment, origination, structuring, diligence, managerial and consulting fees or other fees that we receive from portfolio companies) accrued during the fiscal quarter, minus our operating expenses for the quarter (including the base management fee, expenses payable under the administration agreement, and any interest expense and dividends paid on any issued and outstanding preferred stock or debt security, but excluding the incentive fee). Pre-incentive fee net investment income includes, in the case of investments with a deferred interest feature (such as market discount, debt instruments with PIK interest, preferred stock with PIK dividends and zero coupon securities), accrued income that we have not yet received in cash. Pre-incentive fee net investment income does not include any realized capital gains, realized capital losses, unrealized capital appreciation or depreciation, or realized gains or losses resulting from the extinguishment of our own debt. Pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets (defined as total assets less liabilities) at the end of the immediately preceding fiscal quarter, is compared to a “hurdle rate” of 1.875% per quarter, subject to a “catch up” provision. The base management fee is calculated prior to giving effect to the payment of any incentive fees.

We pay Saratoga Investment Advisors an incentive fee with respect to our pre-incentive fee net investment income in each fiscal quarter as follows: (A) no incentive fee in any fiscal quarter in which our pre-incentive fee net investment income does not exceed the hurdle rate; (B) 100.0% of our pre-incentive fee net investment income with respect to that portion of such pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.344% in any fiscal quarter is payable to Saratoga Investment Advisors; and (C) 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeds 2.344% in any fiscal quarter. We refer to the amount specified in clause (B) as the “catch-up.” The “catch-up” provision is intended to provide Saratoga Investment Advisors with an incentive fee of 20.0% on all of our pre-incentive fee net investment income as if a hurdle rate did not apply when our pre-incentive fee net investment income exceeds 2.344% in any fiscal quarter. Notwithstanding the foregoing, with respect to any period ending on or prior to December 31, 2010, Saratoga Investment Advisors was only entitled to 20.0% of the amount of our pre-incentive fee net investment income, if any, that exceeded 1.875% in any fiscal quarter without any catch-up provision. These calculations are appropriately pro-rated when such calculations are applicable for any period of less than three months.

The following is a graphical representation of the calculation of the income-related portion of the incentive fee subsequent to any period ending after December 31, 2010:

Quarterly Incentive Fee Based on “Pre-Incentive Fee Net Investment Income”

Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the value of net assets)

Percentage of Pre-Incentive Fee Net Investment

Income allocated to income-related portion of incentive fee

The second part of the incentive fee, the capital gains fee, is determined and payable in arrears as of the end of each fiscal year (or, upon termination of the Management Agreement), and is calculated at the end of each applicable fiscal year by subtracting (1) the sum of our cumulative aggregate realized capital losses and aggregate unrealized capital depreciation from (2) our cumulative aggregate realized capital gains, in each case calculated from May 31, 2010. If such amount is positive at the end of such year, then the capital gains fee for such year is equal to 20% of such amount, less the cumulative aggregate amount of capital gains fees paid in all prior years. If such amount is negative, then there is no capital gains fee for such year.

Under the Management Agreement, the capital gains portion of the incentive fee is based on realized gains and realized and unrealized losses from May 31, 2010. Therefore, realized and unrealized losses incurred prior to such time will not be taken into account when calculating the capital gains portion of the incentive fee, and Saratoga Investment Advisors will be entitled to 20.0% of net capital gains that arise after May 31, 2010. In addition, the cost basis for computing our realized gains and losses on investments held by us as of May 31, 2010 equals the fair value of such investments as of such date.

Examples of Quarterly Incentive Fee Calculation

Example 1: Income Related Portion of Incentive Fee(1):

Assumptions

•	Hurdle rate(2) = 1.875%

•	Management fee(3) = 0.4375%

•	Other expenses (legal, accounting, custodian, transfer agent, etc.)(4) = 0.33%

Alternative 1

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 1.25%

•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 0.4825%

Pre-incentive fee net investment income does not exceed hurdle rate, therefore there is no incentive fee.

Alternative 2

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.0%

•	Pre-incentive fee net investment income (investment income – (management fee + other expenses)) = 2.2325%

Pre-incentive fee net investment income exceeds hurdle rate, but does not fully satisfy the “catch-up” provision, therefore the income related portion of the incentive fee is 0.3575%.

Incentive Fee	=	(100.0% × (pre-incentive fee net investment income – 1.875%)
	=	100.0%(2.2325% – 1.875%)
	=	100.0%(0.3575%)
	=	0.3575%

(1)	The hypothetical amount of pre-incentive fee net investment income shown is based on a percentage of total net assets.
(2)	Represents 7.5% hurdle rate.
(3)	Represents 1.75% annualized management fee. For the purposes of this example, we have assumed that we have not incurred any indebtedness and that we maintain no cash or cash equivalents.
(4)	The “catch-up” provision is intended to provide our investment adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income as if a hurdle rate did not apply when our net investment income exceeds 2.344% in any fiscal quarter.

Alternative 3

Additional Assumptions

•	Investment income (including interest, dividends, fees, etc.) = 3.5%

•	Pre-Incentive Fee Net Investment Income (investment income – (management fee + other expenses) = 2.7325%

Pre-incentive fee net investment income exceeds the hurdle rate, and fully satisfies the “catch-up” provision, therefore the income related portion of the incentive fee is 0.5467%.

Incentive fee	=	100.0% × pre-incentive fee net investment income (subject to “catch-up”)(4)
Incentive fee	=	100.0% × “catch-up”+ (20.0% × (Pre-incentive fee net investment income – 2.344%))
Catch up	=	2.344% – 1.875%
	=	0.469%
Incentive fee	=	(100.0% × 0.469%)+(20.0% ×(2.7325% – 2.344%))
	=	0.469% + (20.0% × 0.3885%)
	=	0.469% + 0.0777%
	=	0.5467%

Example 2: Capital Gains Portion of Incentive Fee:

Alternative 1

Assumptions(1)

•	Year 1: $20.0 million investment made in Company A (“Investment A”), and $30.0 million investment made in Company B (“Investment B”)

•	Year 2: Investment A is sold for $50.0 million and fair market value (“FMV”) of Investment B determined to be $32.0 million

•	Year 3: FMV of Investment B determined to be $25.0 million

•	Year 4: Investment B sold for $31.0 million

The capital gains portion of the incentive fee, if any, calculated under the cumulative method would be:

•	Year 1: None

•	Year 2: $6 million (20.0% multiplied by $30.0 million realized capital gains on sale of Investment A)

•	Year 3: None; $5.0 million (20.0% multiplied by ($30.0 million realized cumulative capital gains less $5 million cumulative capital depreciation)) less $6.0 million (capital gains incentive fee paid in Year 2)

•	Year 4: $200,000; $6.2 million (20.0% multiplied by $31.0 million cumulative realized capital gains) less $6.0 million (capital gains incentive fee paid in Year 2)

Alternative 2

Assumptions(1)

(1)	The examples assume that Investment A and Investment B were acquired by us subsequent to May 31, 2010. If Investment A and B were acquired by us prior to May 31, 2010, then the cost basis for computing our realized gains and losses on such investments would equal the fair value of such investments as of May 31, 2010.

•	Year 1: $20.0 million investment made in Company A (“Investment A”), $30.0 million investment made in Company B (“Investment B”) and $25 million investment made in Company C (“Investment C”)

•	Year 2: Investment A sold for $50.0 million, FMV of Investment B determined to be $25.0 million and FMV of Investment C determined to be $25.0 million

•	Year 3: FMV of Investment B determined to be $27.0 million and Investment C sold for $30.0 million

•	Year 4: FMV of Investment B determined to be $35.0 million

•	Year 5: Investment B sold for $20.0 million

The capital gains portion of the incentive fee, if any, calculated under the cumulative method would be:

•	Year 1: None

•	Year 2: $5.0 million (20.0% multiplied by $25.0 million ($30.0 million realized capital gains on Investment A less $5.0 million unrealized capital depreciation on Investment B))

•	Year 3: $1.4 million ($6.4 million (20.0% multiplied by $32.0 million ($35.0 million cumulative realized capital gains less $3.0 million unrealized capital depreciation)) less $5.0 million (capital gains incentive fee paid in Year 2))

•	Year 4: None

•	Year 5: None ($5.0 million (20.0% multiplied by $25.0 million (cumulative realized capital gains of $35.0 million less realized capital losses of $10.0 million)) less $6.4 million (cumulative capital gains incentive fee paid in Year 2 and Year 3))

Board Approval of the Investment Advisory and Management Agreement

The Management Agreement with Saratoga Investment Advisors was approved by our board of directors at an in-person meeting of the directors, including a majority of our independent directors, and was approved by our stockholders at the special meeting of stockholders held on July 30, 2010. On July 11, 2017, our board of directors approved the renewal of the Management Agreement for an additional one-year term at an in-person meeting.

In approving the Management Agreement, the directors considered, among other things, (i) the nature, extent and quality of the advisory and other services to be provided to us by Saratoga Investment Advisors; (ii) our investment performance and the investment performance of Saratoga Investment Advisors; (iii) the expected costs of the services to be provided by Saratoga Investment Advisors (including management fees, advisory fees and expense ratios as compared to other companies within the industry) and the profits expected to be realized by Saratoga Investment Advisors; (iv) the limited potential for economies of scale in investment management associated with managing us; and (v) Saratoga Investment Advisors estimated pro forma profitability with respect to managing us.

Payment of our expenses

The Management Agreement provides that all investment professionals of Saratoga Investment Advisors and its staff, when and to the extent engaged in providing investment advisory services required to be provided by Saratoga Investment Advisors, and the compensation and routine overhead expenses of such personnel allocable to such services, will be provided and paid for by Saratoga Investment Advisors and not by us.

We bear all costs and expenses of our operations and transactions, including those relating to:

•	organization;

•	calculating our net asset value (including the cost and expenses of any independent valuation firm);

•	expenses incurred by Saratoga Investment Advisors payable to third parties, including agents, consultants or other advisors, in monitoring financial and legal affairs for us and in monitoring our investments and performing due diligence on our prospective portfolio companies;

•	expenses incurred by our investment adviser payable for travel and due diligence on our prospective portfolio companies;

•	interest payable on debt, if any, incurred to finance our investments;

•	offerings of our common stock and other securities;

•	investment advisory and management fees;

•	fees payable to third parties, including agents, consultants or other advisors, relating to, or associated with, evaluating and making investments;

•	transfer agent and custodial fees;

•	federal and state registration fees;

•	all costs of registration and listing our common stock on any securities exchange;

•	federal, state and local taxes;

•	independent directors’ fees and expenses;

•	costs of preparing and filing reports or other documents required by governmental bodies (including the SEC and the SBA);

•	costs of any reports, proxy statements or other notices to common stockholders including printing costs;

•	our fidelity bond, directors and officers errors and omissions liability insurance, and any other insurance premiums;

•	direct costs and expenses of administration, including printing, mailing, long distance telephone, copying, secretarial and other staff, independent auditors and outside legal costs; and

•	administration fees and all other expenses incurred by us or, if applicable, the administrator in connection with administering our business (including payments under the administration agreement based upon our allocable portion of the administrator’s overhead in performing its obligations under the administration agreement, including rent and the allocable portion of the cost of our officers and their respective staffs (including travel expenses)).

Duration and Termination

The Management Agreement will remain in effect continuously, unless terminated under the termination provisions of the agreement. The Management Agreement provides that it may be terminated at any time, without the payment of any penalty, upon 60 days written notice, by the vote of stockholders holding a majority of our outstanding voting securities, or by the vote of our directors or by Saratoga Investment Advisors.

The Management Agreement will, unless terminated as described above, continue in effect from year to year so long as it is approved at least annually by (i) the vote of the board of directors, or by the vote of stockholders holding a majority of our outstanding voting securities and (ii) the vote of a majority of our directors who are not parties to the Management Agreement or “interested persons” (as such term is defined in Section 2(a)(19) of the 1940 Act) of any party to such agreement, in accordance with the requirements of the 1940 Act.

Indemnification

Under the Management Agreement, Saratoga Investment Advisors and certain of its affiliates are not liable to us for any action taken or omitted to be taken by Saratoga Investment Advisors in connection with the performance of any of its duties or obligations under the agreement or otherwise as an investment adviser to us, except to the extent specified in Section 36(b) of the 1940 Act concerning loss resulting from a breach of fiduciary duty (as the same is finally determined by judicial proceedings) with respect to the receipt of compensation for services and except to the extent such action or omission constitutes gross negligence, willful misfeasance, bad faith or reckless disregard of its duties and obligations under the agreement.

We also provide indemnification to Saratoga Investment Advisors and certain of its affiliates for damages, liabilities, costs and expenses incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding arising out of or otherwise based upon the performance of any of its duties or obligations under the agreement or otherwise as an investment adviser to us. However, we would not provide indemnification against any liability to us or our security holders to which Saratoga Investment Advisors or such affiliates would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of any such person’s duties or by reason of the reckless disregard of its duties and obligations under the agreement.

Organization of the Investment Adviser

Saratoga Investment Advisors is registered as an investment adviser under the Investment Advisers Act of 1940. The principal executive offices of Saratoga Investment Advisors are located at 535 Madison Avenue, New York, New York 10022.

Administration Agreement

Pursuant to a separate administration agreement, Saratoga Investment Advisors, who also serves as our administrator, furnishes us with office facilities, equipment and clerical, book-keeping and record keeping services. Under the administration agreement, our administrator also performs, or oversees the performance of, our required administrative services, which include, among other things, being responsible for the financial records which we are required to maintain, preparing reports for our stockholders and reports required to be filed with the SEC. In addition, our administrator assists us in determining and publishing our net asset value, oversees the preparation and filing of our tax returns and the printing and dissemination of reports to our stockholders, and generally oversees the payment of our expenses and the performance of administrative and professional services rendered to us by others. Payments under the administration agreement equal an amount based upon our allocable portion of our administrator’s overhead in performing its obligations under the administration agreement, including rent and our allocable portion of the cost of our officers and their respective staffs relating to the performance of services under this agreement (including travel expenses). Our allocable portion is based on the proportion that our total assets bears to the total assets administered or managed by our administrator. Under the administration agreement, our administrator also provides managerial assistance, on our behalf, to those portfolio companies who accept our offer of assistance. The administration agreement may be terminated by either party without penalty upon 60 days written notice to the other party. The amount payable by us under the administration agreement was initially capped at $1.0 million for each annual term of the agreement. On July 8, 2015, our board of directors approved the renewal of the Administration Agreement for an additional one-year term and determined to increase the cap on the payment or reimbursement of expenses by the Company thereunder, which had not been increased since the inception of the agreement, to $1.3 million. On July 7, 2016, our board of directors approved the renewal of the Administration Agreement for an additional one-year term. On October 5, 2016, our board of directors determined to increase the cap on the payment or reimbursement of expenses by the Company under the Administration Agreement, from $1.3 million to $1.5 million, effective November 1, 2016. On July 11, 2017, our board of directors approved the renewal of the Administration Agreement for an additional one-year term, and determined to increase the cap on the payment or reimbursement of expenses by the Company from $1.5 million to $1.75 million, effective August 1, 2017.

Indemnification

Under the administration agreement, Saratoga Investment Advisors and certain of its affiliates are not liable to us for any action taken or omitted to be taken by Saratoga Investment Advisors in connection with the performance of any of its duties or obligations under the agreement.

We also provide indemnification to Saratoga Investment Advisors and certain of its affiliates for damages, liabilities, costs and expenses incurred by them in or by reason of any pending, threatened or completed action, suit, investigation or other proceeding arising out of or otherwise based upon the performance of any of its duties or obligations under the agreement or otherwise as an administrator to us. However, we do not provide indemnification against any liability to us or our security holders to which Saratoga Investment Advisors or such affiliates would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of any such person’s duties or by reason of the reckless disregard of its duties and obligations under the agreement.

License Agreement

We entered into a trademark license agreement with Saratoga Investment Advisors, pursuant to which Saratoga Investment Advisors grants us a non-exclusive, royalty-free license to use the name “Saratoga.” Under this agreement, we have a right to use the “Saratoga” name, for so long as Saratoga Investment Advisors or one of its affiliates remains our investment adviser. Other than with respect to this limited license, we have no legal right to the “Saratoga” name. Saratoga Investment Advisors has the right to terminate the license agreement if it is no longer acting as our investment adviser. In the event the Management Agreement is terminated, we would be required to change our name to eliminate the use of the name “Saratoga.”

MANAGEMENT

Our business and affairs are managed under the direction of our Board of Directors. Our Board of Directors elects our officers who serve at its discretion. Our Board of Directors has five members, two of whom are “interested persons” as defined in Section 2(a)(19) of the 1940 Act and five of whom are not interested persons, whom we refer to as our independent directors.

Director and Executive Officer Information

As of January 30, 2018, our executive officers, directors and key employees and their positions are as set forth below. The address for each executive officer and director is c/o Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022.

Name	Age	Position	Director Since	Expiration of Term
Interested Directors
Christian L. Oberbeck	57	Chairman of the Board and Chief Executive Officer	2010	2018
Michael J. Grisius	53	President and Director	2011	2020
Independent Directors
Steven M. Looney	67	Director	2007	2019
Charles S. Whitman III	75	Director	2007	2019
G. Cabell Williams	63	Director	2007	2020

Name	Age	Position
Executive Officers
Christian L. Oberbeck	57	Chief Executive Officer
Michael J. Grisius	53	President
Henri J. Steenkamp	41	Chief Financial Officer, Treasurer, Secretary and Chief Compliance Officer

Biographical information regarding our Board and our executive officers is set forth below. We have divided the directors into two groups—independent directors and interested directors. Interested directors are “interested persons” of Saratoga Investment Corp., as defined in Section 2(a)(19) of the 1940 Act. We do not currently have any other executive officers who are not also directors.

Biographical Information

Independent Directors

Steven M. Looney—Mr. Looney is a Managing Director of Peale Davies & Co. Inc., a consulting firm with particular expertise in financial process and IT outsourcing, and is a CPA and an attorney. Mr. Looney also serves as a consultant and director to numerous companies in the healthcare, manufacturing and technology services industries. Between 2000 and 2005, he served as Senior Vice President and Chief Financial Officer of PCCI, Inc., a private IT staffing and outsourcing firm. Between 1992 and 2000, Mr. Looney worked at WH Industries as Chief Financial and Administrative Officer. Mr. Looney also serves as a director of Excellent Education for Everyone, a nonprofit organization. Mr. Looney graduated summa cum laude from the University of Washington with a B.A. degree in Accounting and received a J.D. from the University of Washington School of Law where he was a member of the law review. Mr. Looney’s qualifications as director include his experience as a Managing Director of Peale Davies & Co. Inc. and as Chief Financial and Administrative Officer of WH Industries, as well as his financial, accounting and legal expertise.

Charles S. Whitman III—Mr. Whitman is senior counsel (retired) at Davis Polk & Wardwell LLP. Mr. Whitman was a partner in Davis Polk’s Corporate Department for 28 years, representing clients in a broad range of corporate finance matters, including shelf registrations, securities compliance for financial institutions, foreign asset privatizations, and mergers and acquisitions. From 1971 to 1973, Mr. Whitman served as Executive Assistant to three successive Chairmen of the SEC. Mr. Whitman graduated from Harvard College and graduated magna cum laude from Harvard Law School with a LL.B. Mr. Whitman also received an LL.M. from Cambridge University in England. Mr. Whitman’s qualifications as director include his 28 years of experience representing clients, including AT&T, Exxon Mobil, General Motors and BP, in securities matters as a partner in Davis Polk’s corporate department.

G. Cabell Williams—Mr. Williams has served as the Managing General Partner of Williams and Gallagher, a private equity partnership located in Chevy Chase, Maryland since 2004. Mr. Williams is also a Senior Manager, Director of Farragut Capital Partners which is a Chevy Chase, Maryland based Mezzanine Fund. Since 2011, Mr. Williams has also served as a partner of Farragut Capital Partners, an investment firm based in Fairfax, VA. In 2004, Mr. Williams concluded a 23 year career at Allied Capital Corporation, a business development company based in Washington, DC, which was acquired by Ares Capital Corporation in 2010. While at Allied, Mr. Williams held a variety of positions, including President, COO and finally Managing Director following Allied’s merger with its affiliates in 1998. From 1991 to 2004, Mr. Williams either led or co-managed the firm’s Private Equity Group. For the nine years prior to 1999, Mr. Williams led Allied’s Mezzanine investment activities. For 15 years, Mr. Williams served on Allied’s Investment Committee where he was responsible for reviewing and approving all of the firm’s investments. Prior to 1991, Mr. Williams ran Allied’s Minority Small Business Investment Company. He also founded Allied Capital Commercial Corporation, a real estate investment vehicle. Mr. Williams has served on the board of directors of various public and private companies. Mr. Williams attended The Landon School, and graduated from Mercersburg Academy and Rollins College, receiving a B.S. in Business Administration from the latter. Mr. Williams’ qualifications as director include his 28 years of experience managing investment activities at Allied Capital, where he served in a variety of positions, including President, COO and Managing Director.

Interested Directors

Christian L. Oberbeck—Mr. Oberbeck has 29 years of experience in leveraged finance, from private equity to distressed debt and has been involved in originating, structuring, negotiating, consummating, managing and monitoring investments in these businesses. Mr. Oberbeck is the Managing Partner of Saratoga Partners, a middle market private equity investment firm, and has served on its investment committee since 1995. Mr. Oberbeck is also the Managing Member of Saratoga Investment Advisors, LLC, the Company’s investment adviser, and the Chief Executive Officer of the Company. Mr. Oberbeck also served as our President until February 2014.

Prior to assuming management responsibility for Saratoga Partners in 2008, Mr. Oberbeck has co-managed Saratoga Partners since 1995, when he joined Dillon Read and Saratoga Partners from Castle Harlan, Inc., a corporate buyout firm, which he had joined at its founding in 1987 and was a Managing Director, leading successful investments in manufacturing and financial services companies. Prior to that, he worked in the Corporate Development Group of Arthur Young and in corporate finance at Blyth Eastman Paine Webber. Mr. Oberbeck has been a director of numerous middle market companies.

Mr. Oberbeck graduated from Brown University in 1982 with a BS in Physics and a BA in Mathematics. In 1985, he earned an MBA from Columbia University. Mr. Oberbeck’s qualifications as a director include his extensive experience in the investment and finance industry, as well as his intimate knowledge of the Company’s operations, gained through his service as an executive officer.

Michael J. Grisius—Mr. Grisius has over 26 years of experience in leveraged finance, investment management and financial services. He has originated, structured, negotiated, consummated, managed and monitored numerous successful investments in mezzanine debt, private equity, senior debt, structured products and commercial real estate debt. Mr. Grisius is Chief Investment Officer and a Managing Director of Saratoga

Investment Advisors, LLC, the Company’s investment adviser and was appointed President of the Company in February 2013. Mr. Grisius joined Saratoga Investment Advisors, LLC in July 2011.

Prior to joining Saratoga Investment Advisors, Mr. Grisius served as Managing Director at Allied Capital Corporation, where he was an investment professional for 16 years. At Allied Capital Corporation, Mr. Grisius held several senior positions including co-head of Mezzanine Finance and member of its Management Committee and its Investment Committee. In 2008, Mr. Grisius was appointed co-chairman of the Allied Capital Corporation’s Investment Committee. He also had responsibility for structuring and managing Unitranche Fund, LLC. During his tenure at Allied, Mr. Grisius built and led teams that made investments in subordinated debt, control equity and real estate mortgage debt. Mr. Grisius has served on the board of directors of numerous middle market companies. Prior to joining Allied Capital Corp., Mr. Grisius worked in leveraged finance at Chemical Bank from 1989 to 1992 and held senior accountant and consultant positions with KPMG LLP from 1985 to 1988.

Mr. Grisius graduated with a BS from Georgetown University in 1985 and earned an MBA from Cornell University’s Johnson Graduate School of Management in 1990. Mr. Grisius’ qualifications as a director include his broad experience in leverage finance, investment management, private equity and financial services.

Executive Officers

For information regarding Mr. Oberbeck, the Chairman of the Board and our Chief Executive Officer and Mr. Grisius, our President, see “—Interested directors” above.

Henri J. Steenkamp. Mr. Steenkamp has served as our Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary since 2014. Prior to joining the Company, Mr. Steenkamp served as the Chief Financial Officer of MF Global Holdings Ltd., a broker in commodities and derivatives, from April 2011. Prior to that, Mr. Steenkamp held the position of Chief Accounting Officer and Global Controller at MF Global for four years. He joined MF Global, then Man Financial, in 2006 as Vice President of External Reporting and Accounting Policy. After MF Global filed for bankruptcy protection in October 2011, he continued to serve as Chief Financial Officer through January 2013. Before joining MF Global, Mr. Steenkamp spent eight years with PricewaterhouseCoopers (“PwC”), including four years in Transaction Services in its New York office, managing a variety of capital-raising transactions on a global basis. His focus was also on the SEC registration and public company filing process, including technical accounting. He spent four years with PwC in South Africa, where he served as an auditor primarily for SEC registrants and assisted South African companies as they went public in the U.S. Mr. Steenkamp is a chartered accountant and holds an honors degree in Finance.

Board Leadership and the Board’s Role in the Oversight of Risk Management

Our board of directors monitors and performs an oversight role with respect to the business and affairs of the Company, including with respect to investment practices and performance, compliance with regulatory requirements and the services, expenses and performance of service providers to the Company. Among other things, our board of directors approves the appointment of our investment adviser, administrator and officers; reviews and monitors the services and activities performed by our investment adviser, administrator and officers; and approves the engagement, and reviews the performance of, our independent public accounting firm.

Under our bylaws, the Board may designate a chairman to preside over the meetings of the Board and meetings of the stockholders and to perform such other duties as may be assigned to him by the Board. The Company does not have a fixed policy as to whether the chairman of the Board should be an independent director and believes that its flexibility to select its chairman and reorganize its leadership structure from time to time is in the best interests of the Company and its stockholders.

Mr. Oberbeck, who is an “interested person” of the Company as defined in Section 2(a)(19) of the 1940 Act, serves as our chief executive officer and chairman of the Board. The Board believes that Mr. Oberbeck, as chief executive officer of the Company and as a principal of Saratoga Investment Advisors, is the director with the most knowledge of our business strategy and is best situated to serve as chairman of the Board. The Company’s Corporate Governance Guidelines provide that Mr. Steven M. Looney, as the Chairman of the Audit Committee of the Board of Directors of the Company, shall preside over the executive sessions of the non-employee and independent directors of the Company. A stockholder or interested party that desires to communicate directly with the Board of Directors or one or more of its members concerning the affairs of the Company may direct the communication in written correspondence by letter to: Saratoga Investment Corp., attention Mr. Steven M. Looney, Chairman of the Audit Committee, 535 Madison Avenue, New York, New York 10022. We believe that our board leadership structure must be evaluated on a case-by-case basis and that our existing board leadership structure is appropriate. However, we continually re-examine our corporate governance policies on an ongoing basis to ensure that they continue to meet our needs.

The Board, directly and through the audit committee and other committees of the Board, takes an active role in the oversight of the Company’s policies with respect to the assessment and management of enterprise risk. Among other things, the Board has policies in place for identifying the senior executive responsible for key risks as well as the Board committees with oversight responsibility for particular key risks. In a number of cases, oversight is conducted by the full Board. Our Board also performs its risk oversight responsibilities with the assistance of the chief compliance officer. The chief compliance officer is designated to oversee compliance with the federal securities laws.

We believe that our Board and its committees’ role in risk oversight complements our Board’s leadership structure because it allows our independent directors, through three fully independent board committees, auditor and independent valuation providers, our chief compliance officer, and otherwise, to exercise oversight of risk without any conflict that might discourage critical review. We believe that our board leadership structure and the Board’s approach to risk oversight must be evaluated on a case-by-case basis and that the Board’s role in risk oversight is appropriate. However, we continually re-examine the manner in which the Board administers its oversight function on an ongoing basis to ensure that it continues to meet our needs.

Director Independence

In accordance with rules of the New York Stock Exchange (the “NYSE”), the Board annually determines the independence of each director. No director is considered independent unless the Board has determined that he or she has no material relationship with the Company. The Company monitors the status of its directors and officers through the activities of the Company’s Nominating and Corporate Governance Committee and through a questionnaire to be completed by each director no less frequently than annually, with updates periodically if information provided in the most recent questionnaire has changed.

In order to evaluate the materiality of any such relationship, the Board uses the definition of director independence set forth in the NYSE Listed Company Manual. Section 303A.00 of the NYSE Listed Company Manual provides that business development companies, or BDCs, such as the Company, are required to comply with all of the provisions of Section 303A applicable to domestic issuers other than Sections 303A.02, the section that defines director independence. Section 303A.00 provides that a director of a BDC shall be considered to be independent if he or she is not an “interested person” of the Company, as defined in Section 2(a)(19) of the 1940 Act. Section 2(a)(19) of the 1940 Act defines an “interested person” to include, among other things, any person who has, or within the last two years had, a material business or professional relationship with the Company.

The Board has determined that each of the directors is independent and has no relationship with the Company, except as a director and stockholder of the Company, with the exception of Messrs. Oberbeck and Grisius, who are interested persons of the Company due to their positions as officers of the Company and/or officers of Saratoga Investment Advisors, LLC, our external investment adviser.

Corporate Governance

We maintain a corporate governance webpage at the “Corporate Governance” link under the “Investor Relations” link at http://saratogainvestmentcorp.com.

Our Corporate Governance Procedures, Code of Business Conduct and Ethics, Code of Ethics and Board committee charters are available at our corporate governance webpage at http://saratogainvestmentcorp.com and are also available to any stockholder who requests them by writing to our Interim Secretary, Henri J. Steenkamp, at Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022.

Annual Evaluation

Our directors perform an evaluation, at least annually, of the effectiveness of the Board and its committees. This evaluation includes an annual questionnaire and Board and Board committee discussion.

Board Meetings and Committees

Our Board met seven times during fiscal year 2017. Each director attended at least 75% of the total number of meetings of the Board and committees on which the director served that were held while the director was a member. The Board’s standing committees are set forth below. We require each director to make a diligent effort to attend all Board and committee meetings, as well as each Annual Meeting of Stockholders. Four of the five directors attended the 2017 Annual Meeting of Stockholders in person.

Communications with Directors

Stockholders and other interested parties may contact any member (or all members) of the Board by mail. To communicate with the Board, any individual directors or any group or committee of directors, correspondence should be addressed to the Board or any such individual directors or group or committee of directors by either name or title. All such correspondence should be sent to Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022, Attention: Secretary. Any communication to report potential issues regarding accounting, internal controls and other auditing matters will be directed to the Audit Committee. Appropriate personnel of the Company will review and sort through communications before forwarding them to the addressee(s).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own 10.0% or more of our voting stock, to file reports of ownership and changes in ownership of our equity securities with the SEC. Directors, executive officers and 10.0% or more holders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on a review of the copies of those forms furnished to us, or written representations that no such forms were required, we believe that our directors, executive officers and 10.0% or more beneficial owners complied with all Section 16(a) filing requirements during the year ended February 28, 2017.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to which applies to, among others, our executive officers, including our principal executive officer and principal financial officer, as well as every officer, director and employee of the Company. Requests for copies should be sent in writing to Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022. The Company’s Code of Business Conduct and Ethics is also available on our website at http://saratogainvestmentcorp.com.

If we make any substantive amendment to, or grant a waiver from, a provision of our Code of Business Conduct and Ethics, we will promptly disclose the nature of the amendment or waiver on our website at http://saratogainvestmentcorp.com.

Committees of the Board of Directors

Audit Committee

The current members of the audit committee are Steven M. Looney (Chairman), Charles S. Whitman III and G. Cabell Williams. The Board has determined that Mr. Looney is an “audit committee financial expert” as defined under Item 407 of Regulation S-K of the Securities Exchange Act of 1934 and that each of Messrs. Whitman and Williams are “financially literate” as required by NYSE corporate governance standards. All of these members are independent directors. The audit committee is responsible for approving our independent accountants, reviewing with our independent accountants the plans and results of the audit engagement, approving professional services provided by our independent accountants, reviewing the independence of our independent accountants and reviewing the adequacy of our internal accounting controls. The audit committee is also responsible for aiding our board of directors in determining the fair value of debt and equity investments that are not publicly traded or for which current market values are not readily available; where appropriate, the board of directors and audit committee may utilize the services of an independent valuation firm to assist them in determining the fair value of these investments. Finally, the audit committee also reviews our financial statements and the disclosure thereof and the adequacy of our disclosure controls and procedures.

Authority

The audit committee is authorized (without seeking Board approval) to retain special legal, accounting or other advisors and may request any officer or employee of the Company or the Company’s outside counsel or independent auditor to meet with any members of, or advisors to, the audit committee. The audit committee has available appropriate funding from the Company as determined by the audit committee for payment of: (i) compensation to any accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company, (ii) compensation to any advisers employed by the audit committee, and (iii) ordinary administrative expenses of the audit committee that are necessary or appropriate in carrying out its duties. The audit committee may delegate its authority to subcommittees or the chairman of the audit committee when it deems appropriate and in the best interests of the Company.

Procedures

The audit committee meets as often as it determines is appropriate to carry out its responsibilities under its charter, but not less frequently than quarterly. The chairman of the audit committee, in consultation with the other committee members, determines the frequency and length of the committee meetings and sets meeting agendas consistent with its charter. The audit committee meets separately, periodically, with management, with internal auditors or other personnel responsible for the internal audit function and with the independent auditor. The audit committee met nine times during fiscal year 2017.

A charter of the audit committee is available in print to any stockholder who requests it and it is also available on the Company’s website at www.saratogainvestmentcorp.com.

Nominating and Corporate Governance Committee

The current members of the nominating and corporate governance committee are Charles S. Whitman III (Chairman), G. Cabell Williams and Steven M. Looney. All of these members are independent directors. The nominating and corporate governance committee is responsible for identifying individuals qualified to become board members, and recommending to the Board director nominees for election at the next annual or special meeting of shareholders at which directors are to be elected or to fill any vacancies or newly created directorships that may occur between such meetings, recommending directors for appointment to Board committees, making recommendations to the Board as to determinations of director independence, overseeing the evaluation of the Board, overseeing and setting compensation for the Company’s directors.

In making its recommendations for Board and committee membership, the nominating and corporate governance committee reviews candidates’ qualifications for membership on the Board or a committee of the Board (including making a specific determination as to the independence of each candidate) based on the criteria approved by the Board (and taking into account the enhanced independence, financial literacy and financial expertise standards required under law or the New York Stock Exchange rules for audit committee membership purposes). In evaluating current directors for re-nomination to the Board or re-appointment to any Board committees, the nominating and corporate governance committee assesses the performance of such directors, periodically reviews the composition of the Board and its committees in light of the current challenges and needs of the Board, the Company and each committee, and determines whether it may be appropriate to add or remove individuals after considering issues of judgment, diversity, age, skills, background and experience, considers rotation of committee members and committee chairmen and considers any other factors that are set forth in the Company’s corporate governance procedures or are deemed appropriate by the nominating and corporate governance committee or the Board. The nominating and corporate governance committee considers issues of judgment, diversity, age, skills, background and experience in evaluating candidates for membership on the Board.

The nominating and corporate governance committee does not have a formal policy on the consideration of director candidates recommended by stockholders. The board of directors believes that it is more appropriate to give the nominating and corporate governance committee flexibility in evaluating stockholder recommendations. In the event that a director nominee is recommended by a stockholder, the nominating and corporate governance committee will give due consideration to the director nominee and will use the same criteria used for evaluating board director nominees, in addition to considering the information relating to the director nominee provided by the stockholder.

Authority

The nominating and corporate governance committee has the sole authority to retain and terminate any search firm assisting the nominating and corporate governance committee in identifying director candidates, including sole authority to approve all such search firm’s fees and other retention terms. In addition, the nominating and corporate governance committee has the sole authority to retain and terminate any compensation consultant assisting the nominating and corporate governance committee in the evaluation of director compensation, including sole authority to approve all such compensation consultant’s fees and other retention terms. The nominating and corporate governance committee may delegate its authority to subcommittees or the chair of the nominating and corporate governance committee when it deems appropriate and in the best interests of the Company.

Procedures

The nominating and corporate governance committee meets as often as it determines is appropriate to carry out its responsibilities under its charter. The chair of the committee, in consultation with the other committee members, determines the frequency and length of the committee meetings and shall set meeting agendas consistent with its charter. The nominating and corporate governance committee met once during fiscal year 2017.

A charter of the nominating and corporate governance committee is available in print to any stockholder who requests it, and it is also available on the Company’s website at www.saratogainvestmentcorp.com.

Compensation Committee

The current members of the compensation committee are G. Cabell Williams (Chairman), Steven M. Looney and Charles S. Whitman III. All of these members are independent directors. The compensation committee is responsible for overseeing the Company’s compensation policies generally and making recommendations to the Board with respect to incentive compensation and equity-based plans of the Company that are subject to Board approval, evaluating executive officer performance and reviewing the Company’s management succession plan, overseeing and setting compensation for the Company’s directors and, as applicable, its executive officers and, as applicable, preparing the report on executive officer compensation that SEC rules require to be included in the Company’s annual proxy statement. Currently, none of our executive officers are compensated by the Company and as such the compensation committee is not required to produce a report on executive officer compensation for inclusion in our annual proxy statement.

The compensation committee has the sole authority to retain and terminate any compensation consultant assisting the compensation committee, including sole authority to approve all such compensation consultant’s fees and other retention terms. The compensation committee may delegate its authority to subcommittees or the chairman of the compensation committee when it deems appropriate and in the best interests of the Company.

Procedures

The compensation committee shall meet as often as it determines is appropriate to carry out its responsibilities under its charter. The chairman of the compensation committee, in consultation with the other committee members, shall determine the frequency and length of the committee meetings and shall set meeting agendas consistent with its charter. No executive officer should attend that portion of any meeting where such executive’s performance (or, as applicable, compensation) is discussed, unless specifically invited by the compensation committee. The compensation committee met once during fiscal year 2017.

A charter of the compensation committee is available in print to any stockholder who requests it and is also available on the Company’s website at www.saratogainvestmentcorp.com.

Compensation Committee Interlocks and Insider Participation

During fiscal year 2017, none of the Company’s executive officers served on the board of directors (or a compensation committee thereof or other board committee performing equivalent functions) of any entities that had one or more executive officers serve on the compensation committee or on the board of directors. No current or past executive officers or employees of the Company or its affiliates serve on the compensation committee.

Executive Compensation

Currently, none of our executive officers are compensated by us. We currently have no employees, and each of our executive officers is also an employee of Saratoga Investment Advisors. Services necessary for our business are provided by individuals who are employees of Saratoga Investment Advisors, pursuant to the terms of the Management Agreement and the administration agreement.

Director Compensation

Our independent directors receive an annual fee of $40,000. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the audit committee receives an annual fee of $5,000 and the chairman of each other committee receives an annual fee of $2,000 for their additional services in these capacities. In addition, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option to receive their directors’ fees in the form of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. No compensation is paid to directors who are “interested persons.”

The following table sets forth information concerning total compensation earned by or paid to each of our directors during the fiscal year ended February 28, 2017:

Name	Fees Earned or Paid in Cash	Total
Interested Directors
Christian L. Oberbeck(1)	—	—
Michael J. Grisius(1)	—	—
Independent Directors	—	—
Steven M. Looney	$71,000	$71,000
Charles S. Whitman III	$67,000	$67,000
G. Cabell Williams	$68,000	$68,000

(1)	No compensation was paid to directors who are interested persons of us as defined in the 1940 Act.

PORTFOLIO MANAGEMENT

The day-to-day management of our portfolio is the responsibility of Saratoga Investment Advisors and overseen by its investment committee.

Investment Committee

The members of Saratoga Investment Advisors’ investment committee include Christian L. Oberbeck, Michael J. Grisius, Thomas V. Inglesby and Charles G. Phillips. See the section of the prospectus entitled “Management” for biographies of Messrs. Oberbeck and Grisius. For biographical information for Messrs. Inglesby and Phillips, see “Investment Professionals” below.

Investment Professionals

Our investment adviser’s investment personnel, in addition to our investment adviser’s investment committee, are primarily responsible for the day-to-day management of our portfolio.

The members of our investment adviser’s investment committee and its investment personnel are not be employed by us, and receive no compensation from us in connection with their activities. However, they receive compensation from our investment adviser that includes an annual base salary, an annual individual performance bonus, contributions to 401(k) plans, and, in certain circumstances, a portion of the incentive fee or carried interest earned in connection with their services.

Below are the biographies for the members of our investment adviser’s investment committee whose biographies are not included elsewhere in this prospectus and the other investment professionals of our investment adviser.

Thomas V. Inglesby—Mr. Inglesby has over 25 years of investment experience including private equity and leveraged finance. Mr. Inglesby is a managing director at Saratoga Investment Advisors and is responsible for originating, structuring, negotiating, consummating, managing and monitoring middle market investments.

Prior to joining Saratoga Investment Advisors, Mr. Inglesby was a senior managing director at GSC Group, Inc. From September 2008 through July 2010, Mr. Inglesby was a senior managing director in the Recovery Investment Group at GSC Group, serving on the investment committee as an internal advisor on matters relating to GSC Group’s ongoing restructuring. From 2002 to 2008, Mr. Inglesby served as the Head of the U.S. Corporate Debt Group of GSC Group. During this period, GSC Group raised and managed $5.6 billion in capital across 12 corporate credit investment funds. From 1997 to 2002, he served as a managing director at GSC Group focused on middle market buyouts. Prior to joining GSC Group in 1997, Mr. Inglesby served as a managing director with Harbour Group from 1994 to 1997, where he focused on acquisitions of manufacturing companies in fragmented industries. From 1992 to 1994, Mr. Inglesby served as a managing director at the South Street Funds, a startup distressed debt investment fund founded by former partners at Goldman Sachs. From 1986 to 1990, Mr. Inglesby served as a vice president in the Merchant Banking Department at PaineWebber.

In September 2010, GSC Group filed for bankruptcy under Chapter 11 of the United States Bankruptcy Code.

Mr. Inglesby received a J.D. from the University of Virginia School of Law, an M.B.A. from the Darden Graduate School of Business Administration, and a B.S. in Accounting with General Honors from the University of Maryland.

Charles G. Phillips IV—Mr. Phillips has over 13 years of investment experience including private equity and leveraged finance. Mr. Phillips is a managing director at Saratoga Investment Advisors and Saratoga Partners

and has been involved in originating, structuring, negotiating, consummating, managing and monitoring middle market investments. Mr. Phillips has extensive experience investing in middle-market manufacturing and service companies. He also has extensive experience in dealing with public financings and sales through his work with several portfolio companies of Saratoga Partners. Prior corporate finance experience includes mergers and acquisitions and capital markets experience in a variety of industries, including packaged foods, consumer products, cable television, energy and education. Mr. Phillips joined Saratoga Partners in 1997 after graduating from Harvard Business School. Prior to that, from 1993 to 1995, Mr. Phillips worked in Dillon Read’s corporate finance department, where he was involved in mergers and acquisitions and advisory assignments in a variety of industries. Prior experience includes McCown De Leeuw & Co., a corporate buyout firm. Mr. Phillips has served as a director of a number of Saratoga Partners’ portfolio companies.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Related Persons

We have entered into a Management Agreement with Saratoga Investment Advisors, LLC. We have also entered into a license agreement with Saratoga Investment Advisors, LLC, pursuant to which Saratoga Investment Advisors has agreed to grant us a non-exclusive, royalty-free license to use the name “Saratoga.” In addition, pursuant to the terms of the administration agreement, Saratoga Investment Advisors, LLC provides us with the office facilities and administrative services necessary to conduct our day-to-day operations. Mr. Oberbeck, our chief executive officer, is the primary investor in and controls Saratoga Investment Advisors, LLC.

Review, Approval or Ratification of Transactions with Related Persons

The Audit Committee of our Board is required to review and approve any transactions with related persons (as such term is defined in Item 404 of Regulation S-K).

CONTROL PERSONS AND PRINCIPAL STOCKHOLDERS

The following table sets forth, as of January 30, 2018, the beneficial ownership of each current director, the nominees for director, the Company’s executive officers, each person known to us to beneficially own 5% or more of the outstanding shares of our common stock, and the executive officers and directors as a group.

The percentage ownership is based on 6,257,029 shares of common stock outstanding as of January 30, 2018. Shares of common stock that are subject to warrants or other convertible securities currently exercisable or exercisable within 60 days thereof, are deemed outstanding for the purposes of computing the percentage ownership of the person holding these options or convertible securities, but are not deemed outstanding for computing the percentage ownership of any other person. Beneficial ownership is determined under the rules of the SEC and generally includes voting or investment power with respect to securities. To our knowledge, unless otherwise indicated in the footnotes to this table, the persons and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned. Unless otherwise indicated by footnote, the address for each listed individual is Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022.

132.1

Name of Beneficial Owners	Number of Shares of Common Stock Beneficially Owned		Percent of Class
Interested Directors
Christian L. Oberbeck	959,161	(1)	15.4%
Michael J. Grisius	153,725		2.5%
Executive Officer
Henri J. Steenkamp	6,815		*
Independent Directors
Steven M. Looney	2,508		*
Charles S. Whitman III	2,569		*
G. Cabell Williams	42,134		*

All Directors and Executive Officers as a Group	1,166,912		18.6%
Owners of 5% or more of our common stock
Black Diamond Capital Management, L.L.C.(2)	642,922		10.3%
Elizabeth Birkelund(3)	744,183		11.9%
Thomas V. Inglesby	354,237		5.7%

*	Less than 1%

Mr. Oberbeck and Mr. Inglesby are affiliates who make up 21.0% of the ownership of SAR.

(1)	Includes 617,822 shares of common stock directly held by Mr. Oberbeck, 121,015 shares of common stock held by Saratoga Investment Advisors, which Mr. Oberbeck controls, and 220,324 shares of common stock held by CLO Partners LLC, an entity wholly owned by Mr. Oberbeck and 744,183 shares of common stock directly held by Elizabeth Birkelund. See footnote 3 below.
(2)	Based on information included in Amendment No. 6 to Schedule 13G filed by Black Diamond Capital Management, L.L.C. with the SEC on February 3, 2017. The address of Black Diamond Capital Management, L.L.C. is One Sound Shore Drive, Suite 200, Greenwich, CT 06830.
(3)	Based on information included in Amendment No. 3 to Schedule 13D filed jointly by Christian L. Oberbeck, Elizabeth Birkelund, Saratoga Investment Advisors and CLO Partners LLC on November 4, 2014. Pursuant to an Agreement Relating to Shares of Common Stock of Saratoga Investment Corp. (the “Transfer Agreement”), Christian L. Oberbeck transferred 744,183 shares of common stock beneficially owned by him to Elizabeth Birkelund. Elizabeth Birkelund has full ownership rights with respect to the shares, including without limitation, the right to (A) receive any cash and/or stock dividends and distributions paid on or with respect to the shares and (B) sell the shares in accordance with the provisions of the Transfer Agreement and receive all proceeds therefrom. However, pursuant to the terms of the Transfer Agreement, Christian L. Oberbeck has retained the right to vote the shares, except that Elizabeth Birkelund has retained the right to vote the shares on all matters submitted to shareholders with respect to any matter that could give rise to dissenters or other rights of an objecting shareholder under Maryland General Corporation Law. The Transfer Agreement also contains a right of first refusal that requires Elizabeth Birkelund to offer Christian L. Oberbeck the opportunity to purchase any shares of Common Stock owned by her prior to her intended sale of the shares. Any such purchases may be made either directly by Mr. Oberbeck or through entities affiliated with him.

Set forth below is the dollar range of equity securities beneficially owned by each of our directors as of January 30, 2018. We are not part of a “family of investment companies” as that term is defined in the 1940 Act.

Name of Director	Dollar Range of Equity Securities Beneficially Owned(1)(2)
Interested Directors
Christian L. Oberbeck	Over $1,000,000
Michael J. Grisius	Over $1,000,000
Independent Directors
Steven M. Looney	$50,001-$100,000
Charles S. Whitman	$50,001-$100,000
G. Cabell Williams	$500,001-$1,000,000

(1)	The dollar ranges are as follows: None, $1-$10,000, $10,001-$50,000, $50,001-$100,000, $100,001-$500,000, $500,001-$1,000,000 or over $1,000,000.
(2)	The dollar range of equity securities beneficially owned in us is based on the closing price for our common stock of $20.58 on January 30, 2018 on the New York Stock Exchange. Beneficial ownership has been determined in accordance with Rule 16a-1(a)(2) of the Exchange Act.

REGULATION

Business Development Company Regulations

We have elected to be treated as a BDC under the 1940 Act. As with other companies regulated by the 1940 Act, a BDC must adhere to certain substantive regulatory requirements. The 1940 Act contains prohibitions and restrictions relating to transactions between BDCs and their affiliates (including any investment advisers or sub-advisers), principal underwriters and affiliates of those affiliates or underwriters, and requires that a majority of the directors be persons other than “interested persons,” as that term is defined in the 1940 Act. In addition, the 1940 Act provides that we may not change the nature of our business so as to cease to be, or to withdraw our election as, a BDC, unless approved by a majority of our outstanding voting securities. A majority of the outstanding voting securities of a company is defined under the 1940 Act as the lesser of: (i) 67% or more of such company’s stock present at a meeting if more than 50% of the outstanding stock of such company is present and represented by proxy or (ii) more than 50% of the outstanding stock of such company.

Qualifying Assets

Under the 1940 Act, a BDC may not acquire any asset other than assets of the type listed in Section 55(a) of the 1940 Act, which are referred to as qualifying assets, unless, at the time the acquisition is made, qualifying assets represent at least 70% of the company’s total assets. The principal categories of qualifying assets relevant to our business are the following:

(1)	Securities purchased in transactions not involving any public offering from the issuer of such securities, which issuer (subject to certain limited exceptions) is an eligible portfolio company, or from any person who is, or has been during the preceding 13 months, an affiliated person of an eligible portfolio company, or from any other person, subject to such rules as may be prescribed by the SEC. An eligible portfolio company is defined in the 1940 Act as any issuer which:

(a) is organized under the laws of, and has its principal place of business in, the United States;

(b) is not an investment company (other than a small business investment company wholly owned by the BDC) or a company that would be an investment company but for certain exclusions under the 1940 Act; and

(c) satisfies either of the following:

(i) does not have any class of securities listed on a national securities exchange;

(ii) has a class of securities listed on a national securities exchange but has an aggregate market value of outstanding voting and non-voting common equity of less than $250 million;

(iii) is controlled by a BDC or a group of companies including a BDC and the BDC has an affiliated person who is a director of the eligible portfolio company;

(iv) is a small and solvent company having total assets of not more than $4 million and capital and surplus of not less than $2 million; or

(v) meets such other criteria as may established by the SEC.

(2)	Securities of any eligible portfolio company which we control.

(3)	Securities purchased in a private transaction from a U.S. issuer that is not an investment company or from an affiliated person of the issuer, or in transactions incident thereto, if the issuer is in bankruptcy and subject to reorganization or if the issuer, immediately prior to the purchase of its securities was unable to meet its obligations as they came due without material assistance other than conventional lending or financing arrangements.

(4)	Securities of an eligible portfolio company purchased from any person in a private transaction if there is no ready market for such securities and we already own at least 60% of the outstanding equity of the eligible portfolio company.

(5)	Securities received in exchange for or distributed on or with respect to securities described in (1) through (4) above, or pursuant to the exercise of options, warrants or rights relating to such securities.

(6)	Cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment.

Managerial Assistance to Portfolio Companies

As a BDC we offer, and must provide upon request, managerial assistance to our portfolio companies. This assistance could involve, among other things, monitoring the operations of our portfolio companies, participating in board and management meetings, consulting with and advising officers of portfolio companies and providing other organizational and financial guidance. Pursuant to a separate administration agreement, our investment adviser provides such managerial assistance on our behalf to portfolio companies that request this assistance, recognizing that our involvement with each investment will vary based on factors including the size of the company, the nature of our investment, the company’s overall stage of development and our relative position in the capital structure. We may receive fees for these services.

In addition, a BDC must have been organized and have its principal place of business in the United States and must be operated for the purpose of making investments in the types of securities described in (1), (2) or (3) above under “—Qualifying assets.” BDCs generally must offer to make available to the issuer of the securities significant managerial assistance, except in circumstances where either (i) the BDC controls such issuer of securities or (ii) the BDC purchases such securities in conjunction with one or more other persons acting together and one of the other persons in the group makes available such managerial assistance. Making available significant managerial assistance means, among other things, any arrangement whereby the BDC, through its directors, officers or employees, offers to provide, and, if accepted, does so provide, significant guidance and counsel concerning the management, operations or business objectives and policies of a portfolio company.

Temporary investments

As a BDC, pending investment in other types of “qualifying assets,” as described above, our investments may consist of cash, cash equivalents, U.S. Government securities or high-quality debt securities maturing in one year or less from the time of investment, which we refer to, collectively, as temporary investments, so that 70% of our assets are qualifying assets. Typically, we will invest in U.S. Treasury Bills or in repurchase agreements, provided that such agreements are fully collateralized by cash or securities issued by the U.S. Government or its agencies. A repurchase agreement involves the purchase by an investor, such as us, of a specified security and the simultaneous agreement by the seller to repurchase it at an agreed-upon future date and at a price which is greater than the purchase price by an amount that reflects an agreed-upon interest rate. There is no percentage restriction on the proportion of our assets that may be invested in such repurchase agreements. However, if more than 25% of our total assets constitute repurchase agreements from a single counterparty, we would not meet the asset diversification requirements in order to qualify as a RIC for U.S. federal income tax purposes. Thus, we do not intend to enter into repurchase agreements with a single counterparty in excess of this limit. Our investment adviser will monitor the creditworthiness of the counterparties with which we enter into repurchase agreement transactions.

Indebtedness and senior securities

As a BDC, we are permitted, under specified conditions, to issue multiple classes of indebtedness and one class of shares of stock senior to our common stock if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance. In addition, while any indebtedness and senior securities remain outstanding, we must generally make provisions to prohibit any distribution to our stockholders or the repurchase of such securities or stock unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. We may also borrow amounts up to 5% of the value of our total assets for temporary or emergency purposes without regard to asset coverage.

Common stock

We are generally not able to issue and sell our common stock at a price below net asset value per share. We may, however, sell our common stock, warrants, options or rights to acquire our common stock, at a price below the current net asset value of the common stock if our board of directors determines that such sale is in our best interests and that of our stockholders, and our stockholders approve such sale. In any such case, the price at which our securities are to be issued and sold may not be less than a price which, in the determination of our board of directors, closely approximates the market value of such securities (less any distributing commission or discount). We may also make rights offerings to our stockholders at prices per share less than the net asset value per share, subject to applicable requirements of the 1940 Act.

Code of ethics

As a BDC, we and Saratoga Investment Advisors have each adopted a code of ethics pursuant to Rule 17j-1 under the 1940 Act that establishes procedures for personal investments and restricts certain personal securities transactions. Personnel subject to each code may invest in securities for their personal investment accounts, including securities that may be purchased or held by us, so long as such investments are made in accordance with the code’s requirements.

Proxy voting policies and procedures

SEC registered investment advisers that have the authority to vote (client) proxies (which authority may be implied from a general grant of investment discretion) are required to adopt policies and procedures reasonably designed to ensure that the adviser votes proxies in the best interests of its clients. Registered investment advisers also must maintain certain records on proxy voting. In most cases, we will invest in securities that do not generally entitle us to voting rights in our portfolio companies. When we do have voting rights, we will delegate the exercise of such rights to our investment adviser.

Saratoga Investment Advisors has particular proxy voting policies and procedures in place. In determining how to vote, officers of Saratoga Investment Advisors will consult with each other, taking into account our interests and the interests of our investors, as well as any potential conflicts of interest. Saratoga Investment Advisors will consult with legal counsel to identify potential conflicts of interest. Where a potential conflict of interest exists, Saratoga Investment Advisors may, if it so elects, resolve it by following the recommendation of a disinterested third party, by seeking the direction of our independent directors or, in extreme cases, by abstaining from voting. While Saratoga Investment Advisors may retain an outside service to provide voting recommendations and to assist in analyzing votes, it will not delegate its voting authority to any third party.

An officer of Saratoga Investment Advisors will keep a written record of how all such proxies are voted. It will retain records of (1) proxy voting policies and procedures, (2) all proxy statements received (or it may rely on proxy statements filed on the SEC’s EDGAR system in lieu thereof), (3) all votes cast, (4) investor requests for voting information, and (5) any specific documents prepared or received in connection with a decision on a proxy vote. If it uses an outside service, Saratoga Investment Advisors may rely on such service to maintain copies of proxy statements and records, so long as such service will provide a copy of such documents promptly upon request.

Saratoga Investment Advisors’ proxy voting policies are not exhaustive and are designed to be responsive to the wide range of issues that may be subject to a proxy vote. In general, Saratoga Investment Advisors will vote our proxies in accordance with these guidelines unless: (1) it has determined otherwise due to the specific and unusual facts and circumstances with respect to a particular vote, (2) the subject matter of the vote is not covered by these guidelines, (3) a material conflict of interest is present, or (4) it finds it necessary to vote contrary to its general guidelines to maximize stockholder value or our best interests.

In reviewing proxy issues, Saratoga Investment Advisors generally will use the following guidelines:

Elections of Directors: In general, Saratoga Investment Advisors will vote in favor of the management-proposed slate of directors. If there is a proxy fight for seats on a portfolio company’s board of directors, or Saratoga Investment Advisors determines that there are other compelling reasons for withholding our vote, it will determine the appropriate vote on the matter. It may withhold votes for directors that fail to act on key issues, such as failure to: (1) implement proposals to declassify a board, (2) implement a majority vote requirement, (3) submit a rights plan to a stockholder vote or (4) act on tender offers where a majority of stockholders have tendered their shares. Finally, Saratoga Investment Advisors may withhold votes for directors of non-U.S. issuers where there is insufficient information about the nominees disclosed in the proxy statement.

Appointment of Auditors: We believe that a portfolio company remains in the best position to choose its independent auditors and Saratoga Investment Advisors will generally support management’s recommendation in this regard.

Changes in Capital Structure: Changes in a portfolio company’s organizational documents may be required by state or federal regulation. In general, Saratoga Investment Advisors will cast our votes in accordance with the management on such proposals. However, Saratoga Investment Advisors will consider carefully any proposal regarding a change in corporate structure that is not required by state or federal regulation.

Corporate Restructurings, Mergers and Acquisitions: We believe proxy votes dealing with corporate reorganizations are an extension of the investment decision. Accordingly, Saratoga Investment Advisors will analyze such proposals on a case-by-case basis and vote in accordance with its perception of our interests.

Proposals Affecting Stockholder Rights: We will generally vote in favor of proposals that give stockholders a greater voice in the affairs of a portfolio company and oppose any measure that seeks to limit such rights. However, when analyzing such proposals, Saratoga Investment Advisors will balance the financial impact of the proposal against any impairment of stockholder rights as well as of our investment in the portfolio company.

Corporate Governance: We recognize the importance of good corporate governance. Accordingly, Saratoga Investment Advisors will generally favor proposals that promote transparency and accountability within a portfolio company.

Anti-Takeover Measures: Saratoga Investment Advisors will evaluate, on a case-by-case basis, any proposals regarding anti-takeover measures to determine the likely effect on stockholder value dilution.

Share Splits: Saratoga Investment Advisors will generally vote with management on share split matters.

Limited Liability of Directors: Saratoga Investment Advisors will generally vote with management on matters that could adversely affect the limited liability of directors.

Social and Corporate Responsibility: Saratoga Investment Advisors will review proposals related to social, political and environmental issues to determine whether they may adversely affect stockholder value. It may abstain from voting on such proposals where they do not have a readily determinable financial impact on stockholder value.

Privacy principles

We are committed to protecting the privacy of our stockholders. The following explains the privacy policies of Saratoga Investment Corp., Saratoga Investment Advisors and their affiliated companies.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about our stockholders. The only information we collect from stockholders is the holder’s name, address, number of shares and social security number. This information is used only so that we can send annual reports and other information about us to the stockholder, and send the stockholder proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below.

•	Authorized Employees of Saratoga Investment Advisors. It is our policy that only authorized employees of Saratoga Investment Advisors who need to know a stockholder’s personal information will have access to it.

•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as recordkeeping, processing a stockholder’s trades, and mailing a stockholder information. These companies are required to protect our stockholders’ information and use it solely for the purpose for which they received it.

•	Courts and Government Officials. If required by law, we may disclose a stockholder’s personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

Compliance with applicable laws

As a BDC, we will be subject to periodic examination by the SEC for compliance with the 1940 Act.

We are required to provide and maintain a bond issued by a reputable fidelity insurance company to protect us against larceny and embezzlement. Furthermore, as a BDC, we are prohibited from protecting any director or officer against any liability to us or our stockholders arising from willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person’s office.

We and Saratoga Investment Advisors are each required to adopt and implement written policies and procedures reasonably designed to prevent violation of the federal securities laws, review these policies and procedures annually for their adequacy and the effectiveness of their implementation, and designate a chief compliance officer to be responsible for administering the policies and procedures.

Co-investment

We may be prohibited under the 1940 Act from knowingly participating in certain transactions with our affiliates without the prior approval of our board of directors who are not interested persons and, in some cases, prior approval by the SEC. Thus, based on current SEC interpretations, co-investment transactions involving a BDC like us and an entity that is advised by Saratoga Investment Advisors or an affiliated adviser generally could not be effected without SEC relief. The staff of the SEC has, however, granted no-action relief to third parties permitting for purchases of a single class of privately-placed securities provided that the adviser negotiates no term other than price and certain other conditions are met. As a result, currently we only expect to co-invest on a concurrent basis with affiliates of Saratoga Investment Advisors when each of us will own the same securities of the issuer and when no term is negotiated other than price. Any such investment would be made, subject to compliance with existing regulatory guidance, applicable regulations and our allocation procedures.

We may in the future submit an exemptive application to the SEC to permit greater flexibility to negotiate the terms of co-investments because we believe that it will be advantageous for us to co-invest with affiliates of Saratoga Investment Advisors where such investment is consistent with the investment objective, investment positions, investment policies, investment strategies, investment restrictions, regulatory requirements and other pertinent factors applicable to us. However, there is no assurance that any application for exemptive relief, if made, would be granted by the SEC.

Small Business Investment Company Regulations

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP, received an SBIC license from the SBA.

The SBIC license allows our SBIC subsidiary to obtain leverage by issuing SBA-guaranteed debentures, subject to the satisfaction of certain customary procedures. SBA-guaranteed debentures are non-recourse, interest only debentures with interest payable semi-annually and have a ten year maturity. The principal amount of SBA-guaranteed debentures is not required to be paid prior to maturity but may be prepaid at any time without penalty. The interest rate of SBA-guaranteed debentures is fixed at the time of issuance at a market-driven spread over U.S. Treasury Notes with 10-year maturities.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $18 million and have average annual fully taxed net income not exceeding $6 million for the two most recent fiscal years. In addition, an SBIC must devote 25% of its investment activity to “smaller” concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6 million and has average annual fully taxed net income not exceeding $2 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.

SBA regulations currently limit the amount of SBA-guaranteed debentures that an SBIC may issue to $150 million when it has at least $75 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $225 million in SBA-guaranteed debentures when they have at least $112.5 million in combined regulatory capital. As of June 4, 2014, our SBIC subsidiary had $32 million in regulatory capital and $64 million of SBA-guaranteed debentures outstanding. The SBA restricts the ability of SBICs to repurchase their capital stock. SBA regulations also include restrictions on a “change of control” or transfer of an SBIC and require that SBICs invest idle funds in accordance with SBA regulations. In addition, our SBIC subsidiary may also be limited in its ability to make distributions to us if it does not have sufficient capital, in accordance with SBA regulations.

Our SBIC subsidiary is subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of an SBIC license does not assure that our SBIC subsidiary will receive SBA guaranteed debenture funding, which is dependent upon our SBIC subsidiary continuing to be in compliance with SBA regulations and policies. The SBA, as a creditor, will have a superior claim to our SBIC subsidiary’s assets over our stockholders in the event we liquidate our SBIC subsidiary or the SBA exercises its remedies under the SBA-guaranteed debentures issued by our SBIC subsidiary upon an event of default.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a general summary of certain U.S. federal income tax considerations applicable to us and to an investment in shares of our common stock which is based on the provisions of the Code and the Treasury regulations in effect as they directly govern our U.S. federal income tax treatment and the U.S. federal income taxation of our stockholders. These provisions are subject to differing interpretations and change by legislative or administrative action, and any change may be retroactive. The discussion does not purport to deal with all of the U.S. federal income tax consequences applicable to us, or which may be important to particular stockholders in light of their individual investment circumstances or to some types of stockholders subject to special tax rules, such as financial institutions, broker-dealers, insurance companies, tax-exempt organizations, partnerships or other pass-through entities, persons holding our common shares in connection with a hedging, straddle, conversion or other integrated transaction, persons engaged in a trade or business in the United States or persons who have ceased to be U.S. citizens or to be taxed as resident aliens. This discussion assumes that the stockholders hold their common shares as capital assets for U.S. federal income tax purposes (generally, assets held for investment). No attempt is made to present a detailed explanation of all U.S. federal income tax aspects affecting us and our stockholders, and the discussion set forth herein does not constitute tax advice. This summary also does not discuss any aspects of U.S. estate or gift tax or foreign, state or local tax. It does not discuss the special treatment under U.S. federal income tax laws that could result if we invested in tax-exempt securities or certain other investment assets. No ruling has been or will be sought from the Internal Revenue Service, which we refer to as the IRS, regarding any matter discussed herein. Tax counsel has not rendered any legal opinion regarding any tax consequences relating to us or our stockholders. Stockholders are urged to consult their own tax advisors to determine the U.S. federal, state, local and foreign tax consequences to them of investing in our shares.

This summary does not discuss the consequences of an investment in shares of our preferred stock, debt securities or warrants representing rights to purchase shares of our common stock, preferred stock, debt or securities. The tax consequences of such an investment will be discussed in a relevant prospectus supplement.

For purposes of this discussion, a “U.S. stockholder” (or in this section, a “stockholder”) is a holder or a beneficial holder of shares which is for U.S. federal income tax purposes (1) an individual who is a citizen or resident of the U.S., (2) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) an estate whose income is subject to U.S. federal income tax regardless of its source, or (4) a trust if (a) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust or (b) the trust has in effect a valid election to be treated as a domestic trust for U.S. federal income tax purposes. If a partnership or other entity classified as a partnership for U.S. federal income tax purposes holds the shares, the tax treatment of the partnership and each partner generally will depend on the activities of the partnership and the activities of the partner. Partnerships acquiring shares, and partners in such partnerships, should consult their own tax advisors. Prospective investors that are not U.S. stockholders should refer to “Non-U.S. Stockholders” below.

Tax matters are complicated and prospective investors in our shares are urged to consult their own tax advisors with respect to the U.S. federal income tax and state, local and foreign tax consequences of an investment in our shares, including the potential application of U.S. withholding taxes.

Taxation of the Company

Election to Be Taxed as a RIC

As a BDC, we elected and qualified to be treated as a RIC under subchapter M of the Code. As a RIC, we generally will not have to pay corporate-level U.S. federal income taxes on any net ordinary income or capital gains that we timely distribute to our stockholders as dividends. To qualify as a RIC, we must, among other things, meet certain source-of-income and asset diversification requirements (as described below). In addition, we must timely distribute to our stockholders, for each taxable year, at least 90% of our “investment company taxable income,” which is generally our net ordinary income plus the excess of realized net short-term capital gains over realized net long-term capital losses (the “Annual Distribution Requirement”). Our SBIC subsidiary may be limited by the Small Business Investment Act of 1958, and SBA regulations governing SBICs, from making certain distributions to us that may be necessary to enable us to maintain our status as a RIC. We may have to request a waiver of the SBA’s restrictions for our SBIC subsidiary to make certain distributions to maintain our RIC status. We cannot assure you that the SBA will grant such a waiver.

Taxation as a RIC

As a RIC, if we satisfy the Annual Distribution Requirement, we will not be subject to U.S. federal income tax on the portion of our investment company taxable income and net capital gain, defined as net long-term capital gains in excess of net short-term capital losses, we distribute to stockholders. We will be subject to U.S. federal income tax at regular corporate rates on any net income or net capital gain not distributed to our stockholders.

We will be subject to our nondeductible U.S. federal excise tax of 4% on undistributed income if we do not distribute at least the sum of 98% of our net ordinary income for any calendar year, 98.2% of its capital gain net income for each one-year period ending on October 31 of such calender year, and any income and gains recognized, but not distributed, in preceding years and on which we did not pay U.S. federal income tax. Depending on the level of investment company taxable income (“ICTI”) earned in a tax year and the amount of net capital gains recognized in such tax year, the Company may choose to carry forward ICTI and net capital gains in excess of current year dividend distributions into the next tax year. In order to eliminate our liability for income tax, and to the extent necessary to maintain our qualification as a RIC, any such carryover ICTI and net capital gains must be distributed before the end of that next tax year through a dividend declared prior to the 15th day of the 9th month after the close of the taxable year in which such ICTI was generated. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

In order to qualify as a RIC for U.S. federal income tax purposes, we must, among other things:

•	qualify to be treated as a BDC under the 1940 Act at all times during each taxable year;

•	derive in each taxable year at least 90% of our gross income from dividends, interest, payments with respect to certain securities loans, gains from the sale of stock or other securities, or other income derived with respect to our business of investing in such stock or securities, and net income derived from interests in “qualified publicly traded partnerships” (partnerships that are traded on an established securities market or tradable on a secondary market, other than partnerships that derive 90% of their income from interest, dividends and other permitted RIC income) (the “90% Income Test”); and

•	diversify our holdings so that at the end of each quarter of the taxable year:

•	at least 50% of the value of our assets consists of cash, cash equivalents, U.S. government securities, securities of other RICs, and other securities if such other securities of any one issuer do not represent more than 5% of the value of our assets or more than 10% of the outstanding voting securities of the issuer; and

•	no more than 25% of the value of our assets is invested in the securities, other than U.S. government securities or securities of other RICs, of one issuer or of two or more issuers that are controlled, as determined under applicable tax rules, by us and that are engaged in the same or similar or related trades or businesses or in the securities of one or more qualified publicly traded partnerships (the “Diversification Tests”).

We may invest in partnerships, including qualified publicly traded partnerships, which may result in our being subject to state, local or foreign income and franchise or withholding liabilities.

Any underwriting fees paid by us are not deductible. We may be required to recognize taxable income in circumstances in which we do not receive cash. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we must include in income each year a portion of the original issue discount that accrues over the life of the obligation, regardless of whether cash representing such income is received by us in the same taxable year. Because any original issue discount accrued will be included in our investment company taxable income for the year of accrual, we may be required to make a distribution to our stockholders in order to satisfy the Annual Distribution Requirement, even though we will not have received any corresponding cash amount.

Although we do not presently expect to do so, we are authorized to borrow funds and to sell assets in order to satisfy distribution requirements. However, under the 1940 Act, we are not permitted to make distributions to our stockholders while our debt obligations and other senior securities are outstanding unless certain “asset coverage” tests are met. See “Regulation — Senior Securities.” Moreover, our ability to dispose of assets to meet our distribution requirements may be limited by (1) the illiquid nature of our portfolio and/or (2) other requirements relating to our qualification as a RIC, including the Diversification Tests. If we dispose of assets in order to meet the Annual Distribution Requirement or the excise tax requirement, we may make such dispositions at times that, from an investment standpoint, are not advantageous.

Some of the income and fees that we may recognize will not satisfy the 90% Income Test. In order to ensure that such income and fees do not disqualify us as a RIC for a failure to satisfy the 90% Income Test, we may be required to recognize such income and fees indirectly through one or more entities treated as corporations for U.S. federal income tax purposes. Such corporations will be required to pay U.S. corporate income tax on their earnings, which ultimately will reduce our return on such income and fees.

Failure to Qualify as a RIC

If we were unable to continue to qualify for treatment as a RIC, we would be subject to tax on all of our taxable income at regular corporate rates. We would not be able to deduct distributions to stockholders, nor would they be required to be made. Distributions, including distributions of net long-term capital gain, would generally be taxable to our stockholders as ordinary dividend income to the extent of our current and accumulated earnings and profits. Subject to certain limitations under the Code, corporate distributees would be eligible for the dividends received deduction. Distributions in excess of our current and accumulated earnings and profits would be treated first as a return of capital to the extent of the stockholder’s tax basis, and any remaining distributions would be treated as a capital gain. If we fail to qualify as a RIC for a period greater than two taxable years, to qualify as a RIC in a subsequent year we may be subject to regular corporate tax on any net built-in gains with respect to certain of our assets ( i.e., the excess of the aggregate gains, including items of income, over aggregate losses that would have been realized with respect to such assets if we had been liquidated) that we elect to recognize on requalification or when recognized over the next five years.

Company Investments

Certain of our investment practices are subject to special and complex U.S. federal income tax provisions that may, among other things, (1) disallow, suspend or otherwise limit the allowance of certain losses or deductions, including the dividends received deduction, (2) convert lower taxed long-term capital gains and qualified dividend income into higher taxed short-term capital gains or ordinary income, (3) convert ordinary loss or a deduction into capital loss (the deductibility of which is more limited), (4) cause us to recognize income or gain without a corresponding receipt of cash, (5) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (6) adversely alter the characterization of certain complex financial transactions and (7) produce income that will not qualify as good income for purposes of the 90% annual gross income requirement described above. We will monitor our transactions and may make certain tax elections and may be required to borrow money or dispose of securities to mitigate the effect of these rules and prevent disqualification as a RIC.

Investments we make in securities issued at a discount or providing for deferred interest or payment of interest in kind are subject to special tax rules that will affect the amount, timing and character of distributions to stockholders. For example, if we hold debt obligations that are treated under applicable tax rules as having original issue discount (such as debt instruments with PIK interest or, in certain cases, with increasing interest rates or issued with warrants), we will generally be required to accrue daily as income a portion of the discount and to distribute such income each year to avoid U.S. federal income and excise taxes. Since in certain circumstances we may recognize income before or without receiving cash representing such income, we may have difficulty making distributions in the amounts necessary to satisfy the requirements for maintaining RIC status and for avoiding U.S. federal income and excise taxes. Accordingly, we may have to sell some of our investments at times we would not consider advantageous, raise additional debt or equity capital or reduce new investment originations to meet these distribution requirements. If we are not able to obtain cash from other sources, we may fail to qualify as a RIC and thereby be subject to corporate-level U.S. federal income tax.

Gain or loss realized by us from warrants acquired by us as well as any loss attributable to the lapse of such warrants generally will be treated as capital gain or loss. Such gain or loss generally will be long term or short term, depending on how long we held a particular warrant.

In the event we invest in foreign securities, we may be subject to withholding and other foreign taxes with respect to those securities. In that case, our yield on those securities would be decreased. We do not expect to satisfy the requirements necessary to pass through to our stockholders their share of the foreign taxes paid by us.

If we purchase shares in a “passive foreign investment company” (a “PFIC”), we may be subject to U.S. federal income tax on a portion of any “excess distribution” or gain from the disposition of such shares even if such income is distributed as a taxable dividend by us to our stockholders. Additional charges in the nature of interest may be imposed on us in respect of deferred taxes arising from such distributions or gains. If we invest in a PFIC and elect to treat the PFIC as a “qualified electing fund” under the Code (a “QEF”), in lieu of the foregoing requirements, we will be required to include in income each year a portion of the ordinary earnings and net capital gain of the QEF, even if such income is not distributed to us. Alternatively, we can elect to mark-to-market at the end of each taxable year our shares in a PFIC; in this case, we will recognize as ordinary income any increase in the value of such shares, and as ordinary loss any decrease in such value to the extent it does not exceed prior increases included in income. Under either election, we may be required to recognize in a year income in excess of our distributions from PFICs and our proceeds from dispositions of PFIC stock during that year, and such income will nevertheless be subject to the Annual Distribution Requirement and will be taken into account for purposes of the 4% excise tax.

Although the Code generally provides that the income inclusions from a QEF will be “good income” for purposes of the 90% Income Test to the extent that the QEF distribute such income to us in the same taxable year to which the income is included in our income, the Code does not specifically provide whether these income inclusions would be “good income” for this 90% Income Test if we do not receive distributions from the QEF during such taxable year. The IRS has issued a series of private rulings in which it has concluded that all income inclusions from a QEF included in a RIC’s gross income would constitute “good income” for purposes of the 90% Income Test. Such rulings are not binding on the IRS except with respect to the taxpayers to whom such rulings were issued. Accordingly, under current law, we believe that the income inclusions from a QEF would be “good income” for purposes of the 90% Income Test. However, no guarantee can be made that the IRS would not assert that such income would not be “good income” for purposes of the 90% Income Test to the extent that we do not receive timely distributions of such income from the QEF. If such income were not considered “good income” for purposes of the 90% Income Test, we may fail to qualify as a RIC.

The IRS and U.S. Treasury Department have issued proposed regulations that provide that the income inclusions from a QEF would not be good income for purposes of the 90% Income Test unless we receive a cash distribution from such entity in the same year attributable to the included income. If these regulations are finalized, we will carefully monitor our investments to avoid disqualification as a RIC.

The remainder of this discussion assumes that we qualify as a RIC and have satisfied the Annual Distribution Requirement.

Taxation of U.S. Stockholders

Distributions we pay to you from our net ordinary income or from an excess of realized net short-term capital gains over realized net long-term capital losses (together referred to hereinafter as “ordinary income dividends”) are generally taxable to you as ordinary income to the extent of our earnings and profits. Due to our expected investments, in general, distributions will not be eligible for the dividends received deduction allowed to corporate stockholders and will not qualify for the reduced rates of tax for qualified dividend income allowed to individuals. Distributions made to you from an excess of realized net long-term capital gains over realized net short-term capital losses (“capital gain dividends”), including capital gain dividends credited to you but retained by us, are taxable to you as long-term capital gains if they have been properly designated by us, regardless of the length of time you have owned our shares. Distributions in excess of our earnings and profits will first reduce the adjusted tax basis of your shares and, after the adjusted tax basis is reduced to zero, will constitute capital gains to you (assuming the shares are held as a capital asset). The current maximum U.S. federal tax rate on long-term capital gains of individuals is generally 20 percent. For non-corporate taxpayers, ordinary income dividends will currently be taxed at a maximum rate of 37 percent (39.6 percent for taxable years beginning after December 31, 2025), while capital gain dividends generally will be currently taxed at a maximum U.S. federal income tax rate of 20 percent. For corporate taxpayers, both ordinary income dividends and capital gain dividends are currently taxed at a maximum U.S. federal income tax rate of 21 percent. In addition, individuals with income in excess of $200,000 ($250,000 in the case of married individuals filing jointly) and certain estates and trusts are subject to an additional 3.8% tax on their “net investment income,” which generally includes net income from interest, dividends, annuities, royalties, and rents, and net capital gains (other than certain amounts earned from trades or businesses). Present law also taxes both long-term and short-term capital gains of corporations at the rates applicable to ordinary income. Non-corporate stockholders with net capital losses for a year (i.e., net capital losses in excess of net capital gains) generally may deduct up to $3,000 of such losses against their ordinary income each year; any net capital losses of a non-corporate stockholder in excess of $3,000 generally may be carried forward and used in subsequent years, subject to certain limitations, as provided in the Code. Corporate stockholders generally may not deduct any net capital losses for a year, but may carryback such losses for three years or carry forward such losses for five years.

In the event that we retain any net capital gains, we may designate the retained amounts as undistributed capital gains in a notice to our stockholders. If a designation is made, stockholders would include in income, as long-term capital gains, their proportionate share of the undistributed amounts, but would be allowed a credit or refund, as the case may be, for their proportionate share of the corporate tax paid by us. In addition, the tax basis of shares owned by a stockholder would be increased by an amount equal to the difference between (i) the amount included in the stockholder’s income as long-term capital gains and (ii) the stockholder’s proportionate share of the corporate tax paid by us.

We may distribute taxable dividends that are payable in cash or shares of our common stock at the election of each stockholder. Under certain applicable provisions of the Code and the Treasury regulations, distributions payable in cash or in shares of stock at the election of stockholders are treated as taxable dividends. The IRS has issued a revenue procedure indicating that this rule will apply where the total amount of cash to be distributed is limited to not less than 20% of the total distribution. Under this revenue procedure, if too many stockholders elect to receive their distributions in cash, each such stockholder would receive a pro rata share of the total cash to be distributed and would receive the remainder of their distribution in shares of stock. If we decide to make any distributions consistent with this revenue procedure that are payable in part in our stock, taxable stockholders receiving such dividends will be required to include the full amount of the dividend (whether received in cash, our stock, or a combination thereof) as ordinary income (or as long-term capital gain to the extent such distribution is properly reported as a capital gain dividend) to the extent of our current and accumulated earnings and profits for U.S. federal income tax purposes. As a result, a U.S. stockholder may be required to pay tax with respect to such dividends in excess of any cash received. If a U.S. stockholder sells the stock it receives as a dividend in order to pay this tax, the sales proceeds may be less than the amount included in income with respect to the dividend, depending on the market price of our stock at the time of the sale. If a significant number of our stockholders determine to sell shares of our stock in order to pay taxes owed on dividends, it may put downward pressure on the trading price of our stock.

If an investor purchases shares of our common stock shortly before the record date of a distribution, the price of the shares will include the value of the distribution and the investor will be subject to tax on the distribution even though economically it may represent a return of his, her or its investment.

We (or the applicable withholding agent) will send to each of our U.S. stockholders after the end of each calendar year, a notice reporting the amounts includible in such U.S. stockholder’s taxable income for such year as ordinary income and as long-term capital gain. In addition, the federal tax status of each year’s distributions generally will be reported to the IRS (including the amount of dividends, if any, eligible for the 20% maximum rate). Dividends paid by us generally will not be eligible for the dividends-received deduction or the preferential tax rate applicable to Qualifying Dividends because our income generally will not consist of dividends. Distributions may also be subject to additional state, local and foreign taxes depending on a U.S. stockholder’s particular situation.

Dividends and other taxable distributions are taxable to you even though they are reinvested in additional shares of our common stock. If we pay you a dividend in January which was declared in the previous October, November or December to stockholders of record on a specified date in one of these months, then the dividend will be treated for tax purposes as being paid by us and received by you on December 31 of the year in which the dividend was declared.

A stockholder will generally recognize gain or loss on the sale or exchange of our common shares in an amount equal to the difference between the stockholder’s adjusted basis in the shares sold or exchanged and the amount realized on their disposition. Generally, gain recognized by a stockholder on the sale or other disposition of our common shares will result in capital gain or loss to you, and will be a long-term capital gain or loss if the shares have been held for more than one year at the time of sale. Any loss upon the sale or exchange of our shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received (including amounts credited as an undistributed capital gain dividend) by you. A loss realized on a sale or exchange of our shares will be disallowed if other substantially identical shares are acquired (whether through the automatic reinvestment of dividends or otherwise) within a 61-day period beginning 30 days before and ending 30 days after the date that the shares are disposed of. In this case, the basis of the shares acquired will be adjusted to reflect the disallowed loss.

Stockholders should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

Backup Withholding. We are required in certain circumstances to backup withhold on taxable dividends or distributions and certain other payments paid to non-corporate stockholders who do not furnish us with their correct taxpayer identification number (in the case of individuals, their social security number) and certain certifications, or who are otherwise subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Reportable Transactions Reporting. If a U.S. stockholder recognizes a loss with respect to shares of our common stock of $2 million or more for an individual stockholder or $10 million or more for a corporate stockholder, the stockholder must file with the IRS a disclosure statement on Form 8886. Direct stockholders of portfolio securities are in many cases exempted from this reporting requirement, but under current guidance, stockholders of a RIC are not exempted. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. U.S. stockholders should consult their tax advisors to determine the applicability of these regulations in light of their specific circumstances.

Taxation of Non-U.S. Stockholders

The following discussion only applies to non-U.S. stockholders. A “non-U.S. stockholder” is a holder that is not a U.S. stockholder for U.S. federal income tax purposes. Whether an investment in the shares is appropriate for a non-U.S. stockholder will depend upon that person’s particular circumstances. An investment in the shares by a non-U.S. stockholder may have adverse tax consequences. Non-U.S. stockholders should consult their tax advisors before investing in our shares.

Distributions of ordinary income dividends to non-U.S. stockholders, subject to the discussion below, will generally be subject to withholding of federal tax at a 30% rate (or lower rate provided by an applicable treaty) to the extent of our current and accumulated earnings and profits. However, properly reported dividends received by a non-U.S. stockholder are generally exempt from U.S. federal withholding tax when they (1) are paid in respect of our “qualified net interest income” (generally, our U.S. source interest income, other than certain contingent interest and interest from obligations of a corporation or partnership in which we are at least a 10% stockholder, reduced by expenses that are allocable to such income), or (2) are paid in connection with our “qualified short-term capital gains” (generally, the excess of our net short-term capital gain over our long-term capital loss for such taxable year). Depending on the circumstances, we may report all, some or none of our potentially eligible dividends as such qualified net interest income or as qualified short-term capital gains, or treat such dividends, in whole or in part, as ineligible for this exemption from withholding. In order to qualify for this exemption from withholding, a non-U.S. stockholder must comply with applicable certification requirements relating to its non-U.S. status (including, in general, furnishing an IRS Form W-8BEN, W-8BEN-E, or an acceptable substitute or successor form). In the case of shares held through an intermediary, the intermediary could withhold even if we report the payment as qualified net interest income or qualified short-term capital gain. Non-U.S. stockholders should contact their intermediaries with respect to the application of these rules to their accounts.

Different tax consequences may result if the non-U.S. stockholder is engaged in a trade or business in the United States or, in the case of an individual, is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

Actual or deemed distributions of our net capital gains to a non-U.S. stockholder, and gains recognized by a non-U.S. stockholder upon the sale of our common stock, generally will not be subject to federal withholding tax and will not be subject to U.S. federal income tax unless the distributions or gains, as the case may be, are effectively connected with a U.S. trade or business of the non-U.S. stockholder or, in the case of an individual, such individual is present in the United States for 183 days or more during a taxable year and certain other conditions are met.

If we distribute our net capital gains in the form of deemed rather than actual distributions (which we may do in the future), a non-U.S. stockholder will be entitled to a U.S. federal income tax credit or tax refund equal to the stockholder’s allocable share of the tax we pay on the capital gains deemed to have been distributed. In order to obtain the refund, the non-U.S. stockholder must obtain a U.S. taxpayer identification number and file a U.S. federal income tax return even if the non-U.S. stockholder is not otherwise required to obtain a U.S. taxpayer identification number or file a U.S. federal income tax return. For a corporate non-U.S. stockholder, distributions (both actual and deemed), and gains realized upon the sale of our common stock that are effectively connected with a U.S. trade or business may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate (or at a lower rate if provided for by an applicable tax treaty). Accordingly, investment in the shares may not be appropriate for certain non-U.S. stockholders.

Backup Withholding. A non-U.S. stockholder who is a non-resident alien individual, and who is otherwise subject to withholding of U.S. federal income tax, may be subject to information reporting and backup withholding of federal income tax on dividends unless the non-U.S. stockholder provides us or the dividend paying agent with an IRS Form W-8BEN, Form W-8BEN-E or an acceptable substitute form or otherwise meets documentary evidence requirements for establishing that it is a non-U.S. stockholder or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld from payments made to you may be refunded or credited against your U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS.

Non-U.S. persons should consult their own tax advisors with respect to the U.S. federal income tax and withholding tax, and state, local and foreign tax consequences of an investment in our shares.

Foreign Account Tax Compliance Act

Legislation commonly referred to as the “Foreign Account Tax Compliance Act,” or “FATCA,” generally imposes a 30% withholding tax on payments of certain types of income to foreign financial institutions (“FFIs”) unless such FFIs either (i) enter into an agreement with the U.S. Treasury to report certain required information with respect to accounts held by U.S. persons (or held by foreign entities that have U.S. persons as substantial owners) or (ii) reside in a jurisdiction that has entered into an intergovernmental agreement (“IGA”) with the United States to collect and share such information and are in compliance with the terms of such IGA and any enabling legislation or regulations. The types of income subject to the tax include U.S. source interest and dividends and the gross proceeds from the sale of any property that could produce U.S.- source interest or dividends received after December 31, 2018. The information required to be reported includes the identity and taxpayer identification number of each account holder that is a U.S. person and transaction activity within the holder’s account. In addition, subject to certain exceptions, this legislation also imposes a 30% withholding on payments to foreign entities that are not FFIs unless the foreign entity certifies that it does not have a greater than 10% U.S. owner or provides the withholding agent with identifying information on each greater than 10% U.S. owner. Depending on the status of a non-U.S. stockholder and the status of the intermediaries through which they hold their shares, non-U.S. stockholders could be subject to this 30% withholding tax with respect to distributions on their shares and proceeds from the sale of their shares. Under certain circumstances, a non-U.S. stockholder might be eligible for refunds or credits of such taxes.

DETERMINATION OF NET ASSET VALUE

The NAV per share of our outstanding shares of common stock is determined quarterly by dividing the value of total assets minus liabilities by the total number of shares of common stock outstanding at the date as of which the determination is made.

We carry our investments at fair value, as approved in good faith using written policies and procedures adopted by our board of directors. In calculating the value of our total assets, investments for which market quotations are readily available are recorded in our financial statements at such market quotations subject to any decision by our board of directors to approve a fair value determination to reflect significant events affecting the value of these investments. We value investments for which market quotations are not readily available at fair value as approved in good faith by our board of directors based on input from Saratoga Investment Advisors, our audit committee and, on a selected basis, a third party independent valuation firm. Determinations of fair value may involve subjective judgments and estimates. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, the markets in which the portfolio company does business, market yield trend analysis, comparison to publicly traded companies, discounted cash flow and other relevant factors.

Our investment in the subordinated notes of Saratoga CLO is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for similar collateralized loan obligation fund subordinated notes or equity, when available. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for Saratoga CLO’s valuation. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated cash flows. The assumptions are based on available market data and projections provided by third parties as well as management estimates. We use the output from the Intex models (i.e., the estimated cash flows from our investment in Saratoga CLO) to perform a discounted cash flows analysis on expected future cash flows from our investment in Saratoga CLO to determine a valuation for the subordinated notes of Saratoga CLO held by us.

We undertake a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	each investment is initially valued by the responsible investment professionals of Saratoga Investment Advisors and preliminary valuation conclusions are documented and discussed with our senior management; and

•	an independent valuation firm engaged by our board of directors independently values at least one quarter of our investments each quarter so that the valuation of each investment for which market quotes are not readily available is independently valued by an independent valuation firm at least annually.

In addition, all our investments are subject to the following valuation process:

•	the audit committee of our board of directors reviews each preliminary valuation and our investment adviser and independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

•	our board of directors discusses the valuations and approves the fair value of each investment in good faith based on the input of our investment adviser, independent valuation firm (if applicable) and audit committee.

Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates.

The determination of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

In September 2006, the Financial Accounting Standards Board, (the “FASB”), issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“FAS 157”). In conjunction with Accounting Standards Codification (“ASC”) 105 issued by the FASB in June 2009, FAS 157 has been codified in ASC 820, “Fair Value Measurement and Disclosures” (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value in accordance with Generally Accepted Accounting Principles in the United Sates, or GAAP, and expands disclosures about fair value measurements.

ASC 820 classifies the inputs used to measure these fair values into the following hierarchy:

Level 1 : Quoted prices in active markets for identical assets or liabilities, accessible by the Company at the measurement date.

Level 2 : Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

Level 3 : Unobservable inputs for the asset or liability.

In all cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls will be determined based on the lowest level of input that is significant to the fair value measurement. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to each investment.

The changes to generally accepted accounting principles from the application of ASC 820 relate to the definition of fair value, framework for measuring fair value and the expanded disclosures about fair value measurements. ASC 820 applies to fair value measurements already required or permitted by other standards. In accordance with ASC 820, the fair value of our investments is defined as the price that we would receive upon selling an investment in an orderly transaction to an independent buyer in the principal or most advantageous market in which that investment is transacted.

Ongoing relationships with and monitoring of portfolio companies

Saratoga Investment Advisors closely monitors each investment we make and, when appropriate, conducts a regular dialogue with both the management team and other debtholders and seeks specifically tailored financial reporting. In addition, in certain circumstances, senior investment professionals of Saratoga Investment Advisors may take board seats or board observation seats.

Determinations in Connection with Offerings

In connection with any offering of shares of our common stock, our board of directors or one of its committees will be required to make the determination that we are not selling shares of our common stock at a price below the then current NAV of our common stock or, if our shareholders have granted us the authority to sell shares of our common stock at a price below the then current NAV per share, at a level consistent with such explicit authority, at the time at which the sale is made. Our board of directors or the applicable committee will consider the following factors, among others, in making such determination:

•	the NAV of our common stock most recently disclosed by us in the most recent periodic report that we filed with the SEC;

•	our management’s assessment of whether any material change in the NAV of our common stock has occurred (including through the realization of gains on the sale of our portfolio securities) during the period beginning on the date of the most recently disclosed NAV of our common stock in our most recent periodic report that we filed with the SEC and ending two days prior to the date of the sale of our common stock; and

•	the magnitude of the difference between the NAV of our common stock most recently disclosed by us in our most recent periodic report that we filed with the SEC and our management’s assessment of any material change in the NAV of our common stock since that determination, and the offering price of the shares of our common stock in the proposed offering.

The processes and procedures set forth above are part of our compliance policies and procedures. In addition, we will make a record of any such determinations made and such documentation will be maintained in a manner consistent with the Company’s other 1940 Act related materials.

SALES OF COMMON STOCK BELOW NET ASSET VALUE

We are not generally able to sell our common stock at a price below net asset value per share. We may, however, sell our common stock at a price below net asset value per share (i) in connection with a rights offering to our existing stockholders, (ii) with the approval of our common stockholders, or (iii) under such other circumstances as the SEC may permit. For example, we may sell our common stock at a price below the then current net asset value of our common stock if our Board of Directors determines that such sale is in our best interests and the best interests of our stockholders, and our stockholders approve our policy and practice of making such sales. We do not have stockholder approval and do not currently intend to seek stockholder approval to allow us to issue common stock at a price below net asset value per share.

Any offering of common stock below its net asset value per share will be designed to raise capital for investment in accordance with our investment objective. In making a determination that an offering of common stock below its net asset value per share is in our and our stockholders’ best interests, our board of directors will consider a variety of factors including:

•	the effect that an offering below net asset value per share would have on our stockholders, including the potential dilution to the net asset value per share of our common stock our stockholders would experience as a result of the offering;

•	the amount per share by which the offering price per share and the net proceeds per share are less than our most recently determined net asset value per share;

•	the relationship of recent market prices of par common stock to net asset value per share and the potential impact of the offering on the market price per share of our common stock;

•	whether the estimated offering price would closely approximate the market value of shares of our common stock;

•	the potential market impact of being able to raise capital during the current financial market difficulties;

•	the nature of any new investors anticipated to acquire shares of our common stock in the offering;

•	the anticipated rate of return on and quality, type and availability of investments; and

•	the leverage available to us.

Our board of directors will also consider the fact that sales of shares of common stock at a discount will benefit our investment adviser as the investment adviser will earn additional investment management fees on the proceeds of such offerings, as it would from the offering of any other of our securities or from the offering of common stock at a premium to net asset value per share.

Sales by us of our common stock at a discount from net asset value per share pose potential risks for our existing stockholders whether or not they participate in the offering, as well as for new investors who participate in the offering. Any sale of common stock at a price below net asset value per share would result in an immediate dilution to existing common stockholders who do not participate in such sale on at least a pro-rata basis. See “Risk Factors—Risks Relating to Our Common Stock—Stockholders may incur dilution if we sell shares of our common stock in one or more offerings at prices below the then current net asset value per share of our common stock.”

The following three headings and accompanying tables explain and provide hypothetical examples on the impact of an offering of our common stock at a price less than net asset value per share on three different types of investors:

•	existing stockholders who do not purchase any shares in the offering;

•	existing stockholders who purchase a relatively small amount of shares in the offering or a relatively large amount of shares in the offering; and

•	new investors who become stockholders by purchasing shares in the offering.

Impact On Existing Stockholders Who Do Not Participate in the Offering

Our current stockholders who do not participate in an offering below net asset value per share or who do not buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) face the greatest potential risks. These stockholders will experience an immediate dilution in the net asset value of the shares of common stock they hold and their net asset value per share. These stockholders will also experience a disproportionately greater decrease in their participation in our earnings and assets and in their voting power than the increase we will experience in our assets, potential earning power and voting interests due to such offering. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential increases and decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and level of discounts increases. Further, if current stockholders do not purchase any shares to maintain their percentage interest, regardless of whether such offering is above or below the then current net asset value, their voting power will be diluted.

The following table illustrates the level of NAV dilution that would be experienced by a nonparticipating stockholder in three different hypothetical offerings of different sizes and levels of discount from NAV per share, all within the ranges provided in the Stockholder Proposal, although it is not possible to predict the level of market price decline that may occur. Actual sales prices and discounts may differ from the presentation below.

The examples assume that Company XYZ has 5,500,000 shares of common stock outstanding, $273,000,000 in total assets and $150,000,000 in total liabilities. The current NAV and NAV per share are thus $123,000,000 and $22.36. The table illustrates the dilutive effect on nonparticipating Stockholder A of (1) the issuance of 550,000 shares (10% of the outstanding shares) at an offering price of $20.12 per share to investors (a 10% discount from NAV); (2) the issuance of 1,100,000 shares (20% of the outstanding shares) at an offering price of $19.01 per share to investors (a 15% discount from NAV); (3) the issuance of 2,200,000 shares (40% of the outstanding shares) at an offering price of $19.01 per share to investors (a 15% discount from NAV); and (4) the issuance of 5,500,000 (100% of the outstanding shares) at an offering price of $19.01 per share to investors (a 15% discount from NAV).

		Example 1 10% Offering at 10% Discount		Example 2 20% Offering at 15% Discount		Example 3 40% Offering at 15% Discount		Example 4 100% Offering at 15% Discount
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$20.12	—	19.01	—	$19.01	—	$19.01	—
Net Proceeds per Share to Issuer(1)	—	$18.71	—	17.68	—	$17.68	—	$17.68	—
Decrease to NAV
Total Shares Outstanding	5,500,000	6,050,000	10.00%	6,600,000	20.00%	7,700,000	40.00%	11,000,000	100%
NAV per Share	22.36	$22.03	-1.48%	$21.58	-3.49%	$21.03	-5.97%	20.02	-10.46%
Dilution to Stockholder
Shares Held by Stockholder A	11,000	11,000	—	11,000	—	11,000	—	11,000	—
Percentage Held by Stockholder A	0.20%	0.18%	-9.09%	0.17%	-16.67%	0.14%	-28.57%	0.10%	-50.00%
Total Asset Values
Total NAV Held by Stockholder A	$245,960	$242,320	-1.48%	237,376	-3.49%	$231,276	-5.97%	$220,233	-10.46%
Total Investment by Stockholder A (Assumed to be $22.36 per Share)	$—	$245,960	—	$245,960	—	$245,960	—	$245,960	—
Total Dilution to Stockholder A (Total NAV Less Total Investment)	—	$-3,640	—	-8,584	—	-14,684	—	$-25,727	—
Per Share Amounts
NAV per Share Held by Stockholder A	—	$22.03	—	21.58	—	$21.03	—	$20.02	—
Investment per Share Held by Stockholder A (Assumed to be $22.36 per Share on Shares Held Prior to Sale)	$—	$22.36	—	22.36	—	$22.36	—	$22.36	—
Dilution per Share Held by Stockholder A (NAV per Share Less Investment per Share)	—	$-0.33	—	$-0.78	—	$-1.33	—	$-2.34	—
Percentage Dilution to Stockholder A (Dilution per Share Divided by Investment per Share)	—	—	-1.5%	—	-3.5%	—	-6.0%	—	-10.50%

(1)	Assumes 7% issuance discount.

Impact on Existing Stockholders Who Do Participate in the Offering

Our existing stockholders who participate in an offering below net asset value per share or who buy additional shares in the secondary market at the same or lower price as we obtain in the offering (after expenses and commissions) will experience the same types of net asset value dilution as the nonparticipating stockholders, albeit at a lower level, to the extent they purchase less than the same percentage of the discounted offering as their interest in our shares immediately prior to the offering. The level of net asset value dilution to such stockholders will decrease as the number of shares such stockholders purchase increases. Existing stockholders who buy more than their proportionate percentage will experience net asset value dilution but will, in contrast to existing stockholders who purchase less than their proportionate share of the offering, experience an increase (often called accretion) in net asset value per share over their investment per share and will also experience a disproportionately greater increase in their participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests due to the offering. The level of accretion will increase as the excess number of shares purchased by such stockholder increases. Even a stockholder who over-participates will, however, be subject to the risk that we may make additional discounted offerings in which such stockholder does not participate, in which case such a stockholder will experience net asset value dilution as described above in any subsequent offerings. These stockholders may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in net asset value per share. This decrease could be more pronounced as the size of the offering and the level of discount to net asset value increases.

The following chart illustrates the level of dilution and accretion in the hypothetical 20% offering at a 15% discount from the prior chart (Example 3) for a stockholder that acquires shares equal to (1) 50% of its proportionate share of the offering (i.e., 1,100) shares, which is 0.1% of an offering of 1,100,000 shares rather than its 0.2% proportionate share) and (2) 150% of such percentage (i.e., 3,300 shares, which is 0.3% of an offering of 1,100,000 shares rather than its 0.2% proportionate share). The prospectus supplement pursuant to which any discounted offering is made will include a chart for this example based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

		50% Participation		150% Participation
	Prior to Sale Below NAV	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$19.01	—%	$19.01	—%
Net Proceeds per Share to Issuer(1)	—	$17.68	—%	$17.68	—%
Increase in Shares and Decrease to NAV
Total Shares Outstanding	5,500,000	6,600,000	20%	6,600,000	20%
NAV per share	$22.36	$21.58	-3.49%	$21.58	-3.49%
Dilution/Accretion to Participating Stockholder A
Share Dilution/Accretion
Shares Held by Stockholder A	11,000	12,100	10%	14,300	30%
Percentage Outstanding Held by Stockholder A	0.2%	0.18%	-8.33%	0.21%	8.33%
NAV Dilution/Accretion
Total NAV Held by Stockholder A	$245,960	$261,118	6.16%	$308,594	25.47%
Total Investment by Stockholder A (Assumed to be $22.36 per Share on Shares Held Prior to Sale)	—	$265,408	—	$304,304	—
Total Dilution/Accretion to Stockholder A (Total NAV Less Total Investment)	$—	$-4,290	-1.64%	$4,290	1.39%
NAV Dilution/Accretion per Share
NAV per Share Held by Stockholder A	$—	$21.58	-3.49%	$21.58	-3.49%
Investment per Share Held by Stockholder A (Assumed to be $22.36 per Share on Shares Held Prior to Sale)	$—	$21.93	—%	$21.28	—%
NAV Dilution/Accretion per Share Experienced by Stockholder A (NAV per Share Less Investment per Share)	—	$-0.35	—%	$0.30	—%
Percentage NAV Dilution/Accretion Experienced by Stockholder A (NAV Dilution/Accretion per Share Divided by Investment per Share)	—	—	-1.60%	—	1.41%

(1)	Assumes 7% issuance discount.

Impact on New Investors

Investors who are not currently stockholders, but who participate in an offering below NAV and whose investment per share is greater than the resulting NAV per share due to selling compensation and expenses paid by us will experience an immediate decrease, albeit small, in the NAV of their shares and their NAV per share compared to the price they pay for their shares (Example 1 below). On the other hand, investors who are not currently stockholders, but who participate in an offering below NAV per share and whose investment per share is also less than the resulting NAV per share will experience an immediate increase in the NAV of their shares and their NAV per share compared to the price they pay for their shares (Examples 2 and 3 below). These latter investors will experience a disproportionately greater participation in our earnings and assets and their voting power than our increase in assets, potential earning power and voting interests. These investors will, however, be subject to the risk that we may make additional discounted offerings in which such new stockholder does not participate, in which case such new stockholder will experience dilution as described above in any subsequent offerings. These investors may also experience a decline in the market price of their shares, which often reflects to some degree announced or potential decreases in NAV per share. This decrease could be more pronounced as the size of the offering and level of discount to NAV increases.

The following chart illustrates the level of dilution or accretion for new investors that would be experienced by a new investor in the same hypothetical discounted offerings as described in the first chart above. The illustration is for a new investor who purchases the same percentage (0.20%) of the shares in the offering as Stockholder A in the prior examples held immediately prior to the offering. The prospectus supplement pursuant to which any discounted offering is made will include a chart for these examples based on the actual number of shares in such offering and the actual discount from the most recently determined NAV per share.

	Prior to Sale Below NAV	Example 1 10% Offering at 10% Discount		Example 2 20% Offering at 15% Discount		Example 3 40% Offering at 15% Discount		Example 4 100% Offering at 15% Discount
		Following Sale	% Change	Following Sale	% Change	Following Sale	% Change	Following Sale	% Change
Offering Price
Price per Share to Public	—	$20.12	—	$19.01	—%	$19.01	—%	$19.01	—%
Net Proceeds per Share to Issuer	—	$18.71	—	$17.68	—%	$17.68	—%	$17.68	—%
Increase in Shares and Decrease to NAV
Total Shares Outstanding	5,500,000	6,050,000	10%	6,600,000	20%	7,700,000	40%	11,000,000	100%
NAV per Share	$22.36	$22.03	-1.48%	$21.58	-3.49%	$21.03	-5.99%	$20.02	-10.48%
Dilution/Accretion to New Investor A
Share Dilution
Shares held by Investor A	—	1,100	—%	2,200	—%	4,400	—%	11,000	—%
Percentage Outstanding Held by Investor A	—%	0.02%	—%	0.03%	—%	0.06	—%	0.10	—%
NAV Dilution
Total NAV Held by Investor A	—	$22,030	—%	$47,476	—%	$92,532	—%	$220,220	—%
Total Investment by Investor A (At Price to Public)	—	$18,710	—%	$38,896	—%	$77,792	—%	$194,480	—%
Total Dilution/Accretion to Investor A (Total NAV Less Total Investment)	—	$3,720	17.74%	$8,580	22.06%	$14,740	18.95%	$25,740	13.24%
NAV Dilution per Share
NAV per Share Held by Investor A	—	$22.03	—%	$21.58	—%	$21.03	—%	$20.02	—%
Investment per Share Held by Investor A	—	$18.71	—%	$17.68	—%	$17.68	—%	$17.68	—%
NAV Dilution/Accretion per Share Experienced by Investor A (NAV per Share Less Investment per Share)	—	$3.32	—%	$3.90	—%	$3.35	—%	$2.34	—%
Percentage NAV Dilution/Accretion Experienced by Investor A (NAV Dilution/ Accretion per Share Divided by Investment per Share)	—	—	17.74%	—	22.06%	—	18.95%	—	13.24%

DESCRIPTION OF OUR CAPITAL STOCK

The following description is based on relevant portions of the Maryland General Corporation Law and our charter and bylaws, which we collectively refer to as our “governing documents.”

As of the date of this prospectus, our authorized stock consists of 100,000,000 shares of capital stock, $0.001 par value per share, all of which are designated as shares of common stock. Our common stock trades under the symbol “SAR” on the New York Stock Exchange. There are no outstanding options or warrants to purchase our common stock. No shares of common stock have been authorized for issuance under any equity compensation plans. Under Maryland law, our stockholders generally are not personally liable for our debts or obligations.

Under our governing documents, our board of directors is authorized to create new classes or series of shares of stock and to authorize the issuance of shares of stock without obtaining stockholder approval. Our charter provides that the board of directors, without any action by our stockholders, may amend the charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

Common Stock

Each share of our common stock has equal rights as to earnings, assets, dividends and voting and all of our outstanding shares of common stock are duly authorized, validly issued, fully paid and nonassessable. Distributions may be paid to the holders of our common stock if, as and when authorized by our board of directors and declared by us out of funds legally available therefor. Shares of our common stock have no preemptive, exchange, conversion or redemption rights.

In the event of our liquidation, dissolution or winding up, each share of common stock would be entitled to share ratably in all of our assets that are legally available for distribution after we pay all debts and other liabilities and subject to any preferential rights of holders of shares of our preferred stock, if any are outstanding at such time. Each share of our common stock entitles its holder to cast one vote on all matters submitted to a vote of stockholders, including the election and removal of directors.

The following table sets forth information regarding our authorized shares of stock under our charter and shares of stock outstanding as of January 30, 2018.

Title of Class	Shares Authorized	Amount Held by Us or for Our Account	Amount Outstanding Exclusive of Amount Held by Us or for Our Account
Common Stock	100,000,000	—	6,257,029

Preferred Stock

Our governing documents authorize our board of directors to classify and reclassify any unissued shares of stock into other classes or series of stock, including preferred stock. Prior to the issuance of shares of stock of each class or series, the board of directors is required by our governing documents to set the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of shares of stock. Thus, the board of directors could authorize the issuance of preferred stock with terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change in control that might involve a premium price for holders of our common stock or otherwise be in their best interest. In addition, as a business development company, any issuance of preferred stock must comply with the requirements of the 1940 Act. The 1940 Act requires, among other things, that (1) immediately after issuance and before any dividend or other distribution is made with respect to our common stock and before any purchase of common stock is made, the aggregate dividend or distribution on, or purchase price of, such shares of preferred stock together with all other indebtedness and senior securities must not exceed an amount equal to 50% of our total assets after deducting the amount of such dividend, distribution or purchase price, as the case may be, and (2) the holders of preferred stock, if any are issued, must be entitled as a class to elect two directors at all times and to elect a majority of the directors if dividends on such preferred stock is in arrears by two years or more. Certain matters under the 1940 Act require the separate vote of the holders of any issued and outstanding shares of preferred stock. We believe that the availability for issuance of preferred stock will provide us with increased flexibility in structuring future financings and acquisitions.

Limitation on Liability of Directors and Officers; Indemnification and Advance of Expenses

The Maryland General Corporation Law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. Our governing documents contain a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by the Maryland General Corporation Law, subject to the requirements of the 1940 Act.

Maryland law requires a corporation (unless its charter provides otherwise, which, our charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made or threatened to be made a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made or are threatened to be made a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Our charter authorizes us to obligate ourselves, and our bylaws do obligate us, to the maximum extent permitted by Maryland law and subject to any applicable requirements of the 1940 Act, to indemnify and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (1) any present or former director or officer or (2) any individual who, while a director or officer and at our request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner, manager, member or trustee, from and against any claim or liability to which that person may become subject for which that person may incur by reason of his or her service in such capacity. Our charter and bylaws also permit indemnification and the advancement of expenses to any person who served a predecessor to Saratoga Investment Corp. in any of the capacities described above and any of our employees or agents or any employees or agents of such predecessor.

As a business development company, and in accordance with the 1940 Act, we will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

In addition to the indemnification provided for in our bylaws, we have entered into indemnification agreements with each of our current directors and officers and we intend to enter into indemnification agreements with each of our future directors and officers. The indemnification agreements attempt to provide these directors and officers the maximum indemnification permitted under Maryland law and the 1940 Act. The agreements provide, among other things, for the advancement of expenses and indemnification for liabilities incurred which such person may incur by reason of his or her status as a present or former director or officer in any action or proceeding arising out of the performance of such person’s services as a present or former director or officer.

Provisions of Our Governing Documents and the Maryland General Corporation Law

Our governing documents and the Maryland General Corporation Law contain provisions that could make it more difficult for a potential acquiror to acquire us by means of a tender offer, proxy contest or otherwise. These provisions are expected to discourage certain coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of these provisions outweigh the potential disadvantages of discouraging any such acquisition proposals because, among other things, the negotiation of such proposals may improve their terms.

Classified Board of Directors

Our board of directors is divided into three classes of directors serving staggered three-year terms. Directors of each class are elected to serve for three-year terms and until their successors are duly elected and qualify, and each year one class of directors is elected by the stockholders. A classified board may render a change in control of us or removal of our incumbent management more difficult. We believe, however, that the longer time required to elect a majority of a classified board of directors will help to ensure the continuity and stability of our management and policies.

Number of Directors; Vacancies; Removal

Our governing documents provide that the number of directors will be set only by our board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, unless our bylaws are amended, the number of directors may never be less than three nor more than eleven. Our charter provides that, except as may be provided by the board of directors in setting the terms of any class or series of shares of stock, so long as we have a class of securities registered under the Exchange Act and at least three independent directors, any and all vacancies on the board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies, subject to any applicable requirements of the 1940 Act. If there are no directors then in office, vacancies may be filled by stockholders at a special meeting called for such purpose. Our charter provides that a director may be removed only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors.

Election of Directors

Our charter and bylaws provide that the affirmative vote of the holders of a majority of the outstanding shares of stock entitled to vote in the election of directors will be required to elect each director. Pursuant to our charter and bylaws, our board of directors may amend the bylaws to alter the vote required to elect directors.

Action by Stockholders

All of our outstanding shares of common stock will generally be able to vote on any matter that is a proper subject for action by the stockholders of a Maryland corporation, including in respect of the election or removal of directors as well as other extraordinary matters. Under the Maryland General Corporation Law, stockholder action can be taken only at an annual or special meeting of stockholders or by written or electronically-transmitted unanimous consent in lieu of a meeting. These provisions, combined with the requirements of our governing documents regarding the calling of a stockholder-requested special meeting of stockholder discussed below, may have the effect of delaying consideration of a stockholder proposal until the next annual meeting.

Advance Notice Provisions for Stockholder Nominations and Stockholder Proposals

Our bylaws provide that, with respect to an annual meeting of our stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors, (3) by any stockholder who is a stockholder of record both at the time of giving notice by the stockholder and at the time of the annual meeting, who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to the board of directors at a special meeting may be made only (1) pursuant to our notice of the meeting, (2) by or at the direction of the board of directors, (3) provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is a stockholder of record both at the time of giving notice by the stockholder and at the time of the special meeting and who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws or (4) by a stockholder who is entitled to vote at the meeting in circumstances in which a special meeting of stockholders is called for the purpose of electing directors when no directors remain in office.

The purpose of requiring stockholders to give us advance notice of nominations and other business is to afford our board of directors a meaningful opportunity to consider the qualifications of the proposed nominees and the advisability of any other proposed business and, to the extent deemed necessary or desirable by our board of directors, to inform stockholders and make recommendations about such qualifications or business, as well as to provide a more orderly procedure for conducting meetings of stockholders. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain action, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of our stockholders may be called by our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of our stockholders will be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting, except that, if no directors remain in office, a special meeting of our stockholders shall be called to elect directors by the secretary upon the written request of holders entitled to cast at least 10% of the votes entitled to be cast generally in the election of directors.

Amendment of Governing Documents

Under Maryland law, a Maryland corporation generally cannot dissolve or amend its charter unless the corporation’s board of directors declares the dissolution or amendment to be advisable and the dissolution or amendment is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter generally provides for approval of amendments to our charter by the stockholders entitled to cast at least a majority of the votes entitled to be cast on the matter. However, our charter also provides that certain charter amendments and proposals for our liquidation, dissolution or conversion, whether by merger or otherwise, from a closed-end company to an open-end company require the approval of the stockholders entitled to cast at least two-thirds percent of the votes entitled to be cast on such matter. If such amendment or proposal is approved by at least two-thirds of our continuing directors (in addition to approval by our board of directors), such amendment or proposal may be approved by a majority of the votes entitled to be cast on such a matter. The “continuing directors” are, as defined in our charter, our current directors as well as those directors whose nomination for election by the stockholders or whose election by the directors to fill vacancies is approved by a majority of the continuing directors then on the board of directors.

Our governing documents provide that the board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and to make new bylaws.

Approval of Extraordinary Actions

Under Maryland law, a Maryland corporation generally cannot amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless the corporation’s board of directors declares action or transaction to be advisable and the action or transaction is approved by the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. A Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter.

Except for a merger that would result in our conversion to an open-end company, which requires the approval described above, our charter provides that we may merge, sell all or substantially all of our assets, engage in a consolidation or share exchange or engage in similar transactions, if such transaction is declared advisable by our board of directors and approved by a majority of all of the votes entitled to be cast on the matter.

No Appraisal Rights

Except with respect to appraisal rights arising in connection with the Maryland Control Share Acquisition Act discussed below, as permitted by the Maryland General Corporation Law, our governing documents provide that our stockholders will not be entitled to exercise appraisal rights unless a majority of our board of directors determines that such rights will apply with respect to all or any classes or series of stock, to one or more transactions occurring after the date of such determination in connection with which holders of such shares would otherwise be entitled to exercise appraisal rights.

Control Share Acquisitions

The Control Share Acquisition Act provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. Control shares are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or in respect of which the acquiror is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

The requisite stockholder approval must be obtained each time an acquiror crosses one of the thresholds of voting power set forth above. Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition means the acquisition of control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition may compel the board of directors of the corporation to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, the corporation may itself present the question at any stockholder meeting.

If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then the corporation may repurchase for fair value any or all of the control shares, except those for which voting rights have previously been approved. The right of the corporation to repurchase control shares is subject to certain conditions and limitations, including, as provided in our bylaws, compliance with the 1940 Act, which will prohibit any such repurchase other than in limited circumstances. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares are considered and not approved. If voting rights for control shares are approved at a stockholder meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition.

The Control Share Acquisition Act does not apply (a) to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or (b) to acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the Control Share Acquisition Act any and all acquisitions by any person of our common stock. Such provision could also be amended or eliminated at any time in the future. However, we will amend our bylaws to be subject to the Control Share Acquisition Act only if the board of directors determines that it would be in our best interests and if the SEC does not object to our determination that our being subject to the Control Share Acquisition Act does not conflict with the 1940 Act.

Business Combinations

Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s stock; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

A person is not an interested stockholder under this statute if the board of directors approved in advance the transaction by which he otherwise would have become an interested stockholder. However, in approving a transaction, the board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by the board.

After the five-year prohibition, any business combination between the corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority vote requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.

The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting from the provisions of the Maryland Business Combination Act any business combination between us and any other person. If our board of directors adopts resolutions causing us to be subject to the provisions of the Business Combination Act, these provisions may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.

Conflict with 1940 Act

Our bylaws provide that, if and to the extent that any provision of the Maryland General Corporation Law, including the Control Share Acquisition Act or the Business Combination Act (if we amend our bylaws to be subject to such Acts), or any provision of our charter or bylaws conflicts with any provision of the 1940 Act, the applicable provision of the 1940 Act will control.

DESCRIPTION OF OUR SUBSCRIPTION RIGHTS

We may issue subscription rights to purchase common stock. Subscription rights may be issued independently or together with any other offered security and may or may not be transferable by the person purchasing or receiving the subscription rights. In connection with any subscription rights offering to our stockholders, we may enter into a standby underwriting or other arrangement with one or more underwriters or other persons pursuant to which such underwriters or other persons would purchase any offered securities remaining unsubscribed for after such subscription rights offering. We will not offer transferable subscription rights to our stockholders at a price equivalent to less than the then current net asset value per share of common stock, excluding underwriting commissions, unless we first file a post-effective amendment that is declared effective by the SEC with respect to such issuance and the common stock to be purchased in connection with the rights represents no more than one-third of our outstanding common stock at the time such rights are issued (i.e., the right to purchase one new share for a minimum of every three rights held). In connection with a subscription rights offering to our stockholders, we would distribute certificates evidencing the subscription rights and a prospectus supplement to our stockholders on the record date that we set for receiving subscription rights in such subscription rights offering. Our common stockholders will indirectly bear the expenses of such subscription rights offerings, regardless of whether our common stockholders exercise any subscription rights.

The applicable prospectus supplement would describe the following terms of subscription rights in respect of which this prospectus is being delivered:

•	the title of such subscription rights;

•	the exercise price or a formula for the determination of the exercise price for such subscription rights;

•	the number or a formula for the determination of the number of such subscription rights issued to each stockholder;

•	the extent to which such subscription rights are transferable;

•	if applicable, a discussion of the certain U.S. federal income tax considerations applicable to the issuance or exercise of such subscription rights;

•	the date on which the right to exercise such subscription rights would commence, and the date on which such rights shall expire (subject to any extension);

•	the extent to which such subscription rights include an over-subscription privilege with respect to unsubscribed securities;

•	if applicable, the material terms of any standby underwriting or other purchase arrangement that we may enter into in connection with the subscription rights offering; and

•	any other terms of such subscription rights, including terms, procedures and limitations relating to the exchange and exercise of such subscription rights.

Exercise of Subscription Rights

Each subscription right would entitle the holder of the subscription right to purchase for cash such amount of shares of common stock or other securities at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the subscription rights offered thereby or another report filed with the SEC. Subscription rights may be exercised at any time up to the close of business on the expiration date for such subscription rights set forth in the applicable prospectus supplement. After the close of business on the expiration date, all unexercised subscription rights would become void. We have not previously completed such an offering of subscription rights.

Subscription rights may be exercised as set forth in the prospectus supplement relating to the subscription rights offered thereby. Upon receipt of payment and the subscription rights certificate properly completed and duly executed at the corporate trust office of the subscription rights agent or any other office indicated in the prospectus supplement, we will forward, as soon as practicable, the shares of common stock or other securities purchasable upon such exercise. We may determine to offer any unsubscribed offered securities directly to stockholders, persons other than stockholders, to or through agents, underwriters or dealers or through a combination of such methods, including pursuant to standby underwriting or other arrangements, as set forth in the applicable prospectus supplement.

DESCRIPTION OF OUR DEBT SECURITIES

We may issue debt securities in one or more series. The specific terms of each series of debt securities will be described in the particular prospectus supplement relating to that series. The prospectus supplement may or may not modify the general terms found in this prospectus and will be filed with the SEC. For a complete description of the terms of a particular series of debt securities, you should read both this prospectus and the prospectus supplement relating to that particular series.

As required by federal law for all bonds and notes of companies that are publicly offered, the debt securities are governed by a document called an “indenture.” An indenture is a contract between us and the financial institution acting as trustee on your behalf, and is subject to and governed by the Trust Indenture Act of 1939, as amended. The trustee has two main roles. First, the trustee can enforce your rights against us if we default. There are some limitations on the extent to which the trustee acts on your behalf, described in the second paragraph under “—Events of Default—Remedies if an Event of Default Occurs.” Second, the trustee performs certain administrative duties for us with respect to our debt securities.

All the material terms of the indenture and the supplemental indenture, as well as an explanation of your rights as a holder of debt securities, are described in this prospectus and in the prospectus supplement accompanying this prospectus. Because this section is a summary, however, it does not describe every aspect of the debt securities and the indenture. We urge you to read the indenture because it, and not this description, defines your rights as a holder of debt securities. We have filed a form of the indenture with the SEC. See “Available Information” for information on how to obtain a copy of the indenture. We will file a supplemental indenture with the SEC in connection with any debt offering, at which time the supplemental indenture would be publicly available.

The prospectus supplement, which will accompany this prospectus, will describe the particular series of debt securities being offered by including:

•	the designation or title of the series of debt securities;

•	the total principal amount of the series of debt securities;

•	the percentage of the principal amount at which the series of debt securities will be offered;

•	the date or dates on which principal will be payable;

•	the rate or rates (which may be either fixed or variable) and/or the method of determining such rate or rates of interest, if any;

•	the date or dates from which any interest will accrue, or the method of determining such date or dates, and the date or dates on which any interest will be payable;

•	whether any interest may be paid by issuing additional securities of the same series in lieu of cash (and the terms upon which any such interest may be paid by issuing additional securities);

•	the terms for redemption, extension or early repayment, if any;

•	the currencies in which the series of debt securities are issued and payable;

•	whether the amount of payments of principal, premium or interest, if any, on a series of debt securities will be determined with reference to an index, formula or other method (which could be based on one or more currencies, commodities, equity indices or other indices) and how these amounts will be determined;

•	the place or places, if any, other than or in addition to the Borough of Manhattan in the City of New York, of payment, transfer, conversion and/or exchange of the debt securities;

•	the denominations in which the offered debt securities will be issued (if other than $1,000 and any integral multiple thereof);

•	the provision for any sinking fund;

•	any restrictive covenants;

•	any Events of Default (as defined in “Events of Default” below);

•	whether the series of debt securities are issuable in certificated form;

•	any provisions for defeasance or covenant defeasance;

•	any special U.S. federal income tax implications, including, if applicable, federal income tax considerations relating to original issue discount;

•	whether and under what circumstances we will pay additional amounts in respect of any tax, assessment or governmental charge and, if so, whether we will have the option to redeem the debt securities rather than pay the additional amounts (and the terms of this option);

•	any provisions for convertibility or exchangeability of the debt securities into or for any other securities;

•	whether the debt securities are subject to subordination and the terms of such subordination;

•	whether the debt securities are secured and the terms of any security interest;

•	the listing, if any, on a securities exchange; and

•	any other terms.

The debt securities may be secured or unsecured obligations. Unless the prospectus supplement states otherwise, principal (and premium, if any) and interest, if any, will be paid by us in immediately available funds.

We are permitted, under specified conditions, to issue multiple classes of indebtedness if our asset coverage, as defined in the 1940 Act, is at least equal to 200% immediately after each such issuance after giving effect to any exemptive relief granted to us by the SEC. In addition, while any indebtedness and senior securities remain outstanding, we must make provisions to prohibit the distribution to our stockholders or the repurchase of such securities or shares unless we meet the applicable asset coverage ratios at the time of the distribution or repurchase. For a discussion of the risks associated with leverage, see “Risk Factors—Risks Related to Our Business and Structure—Regulations governing our operation as a BDC will affect our ability to raise additional capital.”

General

The indenture provides that any debt securities proposed to be sold under this prospectus and the accompanying prospectus supplement (“offered debt securities”) and any debt securities issuable upon the exercise of warrants or upon conversion or exchange of other offered securities (“underlying debt securities”) may be issued under the indenture in one or more series.

For purposes of this prospectus, any reference to the payment of principal of, or premium or interest, if any, on, debt securities will include additional amounts if required by the terms of the debt securities.

The indenture does not limit the amount of debt securities that may be issued thereunder from time to time. Debt securities issued under the indenture, when a single trustee is acting for all debt securities issued under the indenture, are called the “indenture securities.” The indenture also provides that there may be more than one trustee thereunder, each with respect to one or more different series of indenture securities. See “—Resignation of Trustee” below. At a time when two or more trustees are acting under the indenture, each with respect to only certain series, the term “indenture securities” means the one or more series of debt securities with respect to which each respective trustee is acting. In the event that there is more than one trustee under the indenture, the powers and trust obligations of each trustee described in this prospectus will extend only to the one or more series of indenture securities for which it is trustee. If two or more trustees are acting under the indenture, then the indenture securities for which each trustee is acting would be treated as if issued under separate indentures.

The indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity.

We refer you to the prospectus supplement for information with respect to any deletions from, modifications of or additions to the Events of Default or our covenants that are described below, including any addition of a covenant or other provision providing event risk protection or similar protection.

We have the ability to issue indenture securities with terms different from those of indenture securities previously issued and, without the consent of the holders thereof, to reopen a previous issue of a series of indenture securities and issue additional indenture securities of that series unless the reopening was restricted when that series was created.

Conversion and Exchange

If any debt securities are convertible into or exchangeable for other securities, the prospectus supplement will explain the terms and conditions of the conversion or exchange, including the conversion price or exchange ratio (or the calculation method), the conversion or exchange period (or how the period will be determined), if conversion or exchange will be mandatory or at the option of the holder or us, provisions for adjusting the conversion price or the exchange ratio and provisions affecting conversion or exchange in the event of the redemption of the underlying debt securities. These terms may also include provisions under which the number or amount of other securities to be received by the holders of the debt securities upon conversion or exchange would be calculated according to the market price of the other securities as of a time stated in the prospectus supplement.

Issuance of Securities in Registered Form

We may issue the debt securities in registered form, in which case we may issue them either in book-entry form only or in “certificated” form. Debt securities issued in book-entry form will be represented by global securities. We expect that we will usually issue debt securities in book-entry only form represented by global securities.

Book-Entry Holders

We will issue registered debt securities in book-entry form only, unless we specify otherwise in the applicable prospectus supplement. This means debt securities will be represented by one or more global securities registered in the name of a depositary that will hold them on behalf of financial institutions that participate in the depositary’s book-entry system. These participating institutions, in turn, hold beneficial interests in the debt securities held by the depositary or its nominee. These institutions may hold these interests on behalf of themselves or customers.

Under the indenture, only the person in whose name a debt security is registered is recognized as the holder of that debt security. Consequently, for debt securities issued in book-entry form, we will recognize only the depositary as the holder of the debt securities and we will make all payments on the debt securities to the depositary. The depositary will then pass along the payments it receives to its participants, which in turn will pass the payments along to their customers who are the beneficial owners. The depositary and its participants do so under agreements they have made with one another or with their customers; they are not obligated to do so under the terms of the debt securities.

As a result, investors will not own debt securities directly. Instead, they will own beneficial interests in a global security, through a bank, broker or other financial institution that participates in the depositary’s book-entry system or holds an interest through a participant. As long as the debt securities are represented by one or more global securities, investors will be indirect holders, and not holders, of the debt securities.

Street Name Holders

In the future, we may issue debt securities in certificated form or terminate a global security. In these cases, investors may choose to hold their debt securities in their own names or in “street name.” Debt securities held in street name are registered in the name of a bank, broker or other financial institution chosen by the investor, and the investor would hold a beneficial interest in those debt securities through the account he or she maintains at that institution.

For debt securities held in street name, we will recognize only the intermediary banks, brokers and other financial institutions in whose names the debt securities are registered as the holders of those debt securities, and we will make all payments on those debt securities to them. These institutions will pass along the payments they receive to their customers who are the beneficial owners, but only because they agree to do so in their customer agreements or because they are legally required to do so. Investors who hold debt securities in street name will be indirect holders, and not holders, of the debt securities.

Legal Holders

Our obligations, as well as the obligations of the applicable trustee and those of any third parties employed by us or the applicable trustee, run only to the legal holders of the debt securities. We do not have obligations to investors who hold beneficial interests in global securities, in street name or by any other indirect means. This will be the case whether an investor chooses to be an indirect holder of a debt security or has no choice because we are issuing the debt securities only in book-entry form.

For example, once we make a payment or give a notice to the holder, we have no further responsibility for the payment or notice even if that holder is required, under agreements with depositary participants or customers or by law, to pass it along to the indirect holders but does not do so. Similarly, if we want to obtain the approval of the holders for any purpose (for example, to amend an indenture or to relieve us of the consequences of a default or of our obligation to comply with a particular provision of an indenture), we would seek the approval only from the holders, and not the indirect holders, of the debt securities. Whether and how the holders contact the indirect holders is up to the holders.

When we refer to you in this Description of Our Debt Securities, we mean those who invest in the debt securities being offered by this prospectus, whether they are the holders or only indirect holders of those debt securities. When we refer to your debt securities, we mean the debt securities in which you hold a direct or indirect interest.

Special Considerations for Indirect Holders

If you hold debt securities through a bank, broker or other financial institution, either in book-entry form or in street name, we urge you to check with that institution to find out:

•	how it handles securities payments and notices;

•	whether it imposes fees or charges;

•	how it would handle a request for the holders’ consent, if ever required;

•	whether and how you can instruct it to send you debt securities registered in your own name so you can be a holder, if that is permitted in the future for a particular series of debt securities;

•	how it would exercise rights under the debt securities if there were a default or other event triggering the need for holders to act to protect their interests; and

•	if the debt securities are in book-entry form, how the depositary’s rules and procedures will affect these matters.

Global Securities

As noted above, we usually will issue debt securities as registered securities in book-entry form only. A global security represents one or any other number of individual debt securities. Generally, all debt securities represented by the same global securities will have the same terms.

Each debt security issued in book-entry form will be represented by a global security that we deposit with and register in the name of a financial institution or its nominee that we select. The financial institution that we select for this purpose is called the depositary. Unless we specify otherwise in the applicable prospectus supplement, The Depository Trust Company, New York, New York, known as DTC, will be the depositary for all debt securities issued in book-entry form.

A global security may not be transferred to or registered in the name of anyone other than the depositary or its nominee, unless special termination situations arise. We describe those situations below under “—Termination of a Global Security.” As a result of these arrangements, the depositary, or its nominee, will be the sole registered owner and holder of all debt securities represented by a global security, and investors will be permitted to own only beneficial interests in a global security. Beneficial interests must be held by means of an account with a broker, bank or other financial institution that in turn has an account with the depositary or with another institution that has an account with the depositary. Thus, an investor whose security is represented by a global security will not be a holder of the debt security, but only an indirect holder of a beneficial interest in the global security.

Special Considerations for Global Securities

As an indirect holder, an investor’s rights relating to a global security will be governed by the account rules of the investor’s financial institution and of the depositary, as well as general laws relating to securities transfers. The depositary that holds the global security will be considered the holder of the debt securities represented by the global security.

If debt securities are issued only in the form of a global security, an investor should be aware of the following:

•	an investor cannot cause the debt securities to be registered in his or her name and cannot obtain certificates for his or her interest in the debt securities, except in the special situations we describe below;

•	an investor will be an indirect holder and must look to his or her own bank or broker for payments on the debt securities and protection of his or her legal rights relating to the debt securities, as we describe under “—Issuance of Securities in Registered Form” above;

•	an investor may not be able to sell interests in the debt securities to some insurance companies and other institutions that are required by law to own their securities in non-book-entry form;

•	an investor may not be able to pledge his or her interest in a global security in circumstances where certificates representing the debt securities must be delivered to the lender or other beneficiary of the pledge in order for the pledge to be effective;

•	the depositary’s policies, which may change from time to time, will govern payments, transfers, exchanges and other matters relating to an investor’s interest in a global security. We and the trustee have no responsibility for any aspect of the depositary’s actions or for its records of ownership interests in a global security. We and the trustee also do not supervise the depositary in any way;

•	if we redeem less than all the debt securities of a particular series being redeemed, DTC’s practice is to determine by lot the amount to be redeemed from each of its participants holding that series;

•	an investor is required to give notice of exercise of any option to elect repayment of its debt securities, through its participant, to the applicable trustee and to deliver the related debt securities by causing its participant to transfer its interest in those debt securities, on DTC’s records, to the applicable trustee;

•	DTC requires that those who purchase and sell interests in a global security deposited in its book-entry system use immediately available funds; your broker or bank may also require you to use immediately available funds when purchasing or selling interests in a global security; and

•	financial institutions that participate in the depositary’s book-entry system, and through which an investor holds its interest in a global security, may also have their own policies affecting payments, notices and other matters relating to the debt securities; there may be more than one financial intermediary in the chain of ownership for an investor; we do not monitor and are not responsible for the actions of any of those intermediaries.

Termination of a Global Security

If a global security is terminated for any reason, interests in it will be exchanged for certificates in non-book-entry form (certificated securities). After that exchange, the choice of whether to hold the certificated debt securities directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a global security transferred on termination to their own names, so that they will be holders. We have described the rights of legal holders and street name investors under “—Issuance of Securities in Registered Form” above.

The prospectus supplement may list situations for terminating a global security that would apply only to the particular series of debt securities covered by the prospectus supplement. If a global security is terminated, only the depositary, and not we or the applicable trustee, is responsible for deciding the investors in whose names the debt securities represented by the global security will be registered and, therefore, who will be the holders of those debt securities.

Payment and Paying Agents

We will pay interest to the person listed in the applicable trustee’s records as the owner of the debt security at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the debt security on the interest due date. That day, usually about two weeks in advance of the interest due date, is called the “record date.” Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling debt securities must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the debt securities to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period. This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants, as described under “—Special Considerations for Global Securities.”

Payments on Certificated Securities

We will make payments on a certificated debt security as follows. We will pay interest that is due on an interest payment date to the holder of debt securities as shown on the trustee’s records as of the close of business on the regular record date at our office and/or at other offices that may be specified in the prospectus supplement. We will make all payments of principal and premium, if any, by check at the office of the applicable trustee and/or at other offices that may be specified in the prospectus supplement or in a notice to holders against surrender of the debt security.

Alternatively, at our option, we may pay any cash interest that becomes due on the debt security by mailing a check to the holder at his, her or its address shown on the trustee’s records as of the close of business on the regular record date or by transfer to an account at a bank in the United States, in either case, on the due date.

Payment When Offices Are Closed

If any payment is due on a debt security on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the indenture as if they were made on the original due date, except as otherwise indicated in the attached prospectus supplement. Such payment will not result in a default under any debt security or the indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on their debt securities.

Events of Default

You will have rights if an Event of Default occurs in respect of the debt securities of your series and is not cured, as described later in this subsection.

The term “Event of Default” in respect of the debt securities of your series means any of the following:

•	we do not pay the principal of (or premium, if any, on) a debt security of the series when due;

•	we do not pay interest on a debt security of the series when due, and such default is not cured within 30 days;

•	we do not deposit any sinking fund payment in respect of debt securities of the series within two business days of its due date;

•	we remain in breach of a covenant in respect of debt securities of the series for 60 days after we receive a written notice of default stating we are in breach (the notice must be sent by either the trustee or holders of at least 25% of the principal amount of the outstanding debt securities of the series);

•	we file for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 60 days;

•	the series of debt securities has an asset coverage, as such term is defined in the 1940 Act, of less than 100 per centum on the last business day of each of twenty-four consecutive calendar months, after giving effect to any exemptive relief granted to the Company by the SEC; or

•	any other Event of Default in respect of debt securities of the series described in the prospectus supplement occurs.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture. The trustee may withhold notice to the holders of debt securities of any default, except in the payment of principal, premium, interest, or sinking or purchase fund installment, if it in good faith considers the withholding of notice to be in the interest of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of the affected series may (and the trustee shall at the request of such holders) declare the entire principal amount of all the debt securities of that series to be due and immediately payable. This is called a declaration of acceleration of maturity. A declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the outstanding debt securities of the affected series if (1) we have deposited with the trustee all amounts due and owing with respect to the securities (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (2) any other Events of Default have been cured or waived.

The trustee is not required to take any action under the indenture at the request of any holders unless the holders offer the trustee protection from expenses and liability reasonably satisfactory to it (called an “indemnity”). If indemnity reasonably satisfactory to it is provided, the holders of a majority in principal amount of the outstanding debt securities of the relevant series may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the trustee. The trustee may refuse to follow those directions in certain circumstances. No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

Before you are allowed to bypass your trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the debt securities, the following must occur:

•	you must give the trustee written notice that an Event of Default with respect to the relevant series of debt securities has occurred and remains uncured;

•	the holders of at least 25% in principal amount of all outstanding debt securities of the relevant series must make a written request that the trustee take action because of the default and must offer the trustee indemnity, security or both reasonably satisfactory to it against the costs, expenses and other liabilities of taking that action;

•	the trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity and/or security; and

•	the holders of a majority in principal amount of the outstanding debt securities of that series must not have given the trustee a direction inconsistent with the above notice during that 60-day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your debt securities on or after the due date.

Book-entry and other indirect holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to each trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the indenture and the debt securities, or else specifying any default.

Waiver of Default

Holders of a majority in principal amount of the outstanding debt securities of the affected series may waive any past defaults other than

•	the payment of principal, any premium or interest; or

•	in respect of a covenant that cannot be modified or amended without the consent of each holder.

Merger or Consolidation

Under the terms of the indenture, we are generally permitted to consolidate or merge with another corporation. We are also permitted to sell all or substantially all of our assets to another corporation. However, we may not take any of these actions unless all the following conditions are met:

•	where we merge out of existence or sell substantially all our assets, the resulting corporation or transferee must agree to be legally responsible for our obligations under the debt securities;

•	the merger or sale of assets must not cause a default on the debt securities and we must not already be in default (unless the merger or sale would cure the default). For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above. A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us a notice of default or our default having to exist for a specific period of time were disregarded;

•	we must deliver certain certificates and documents to the trustee; and

•	we must satisfy any other requirements specified in the prospectus supplement relating to a particular series of debt securities.

Modification or Waiver

There are three types of changes we can make to the indenture and the debt securities issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to your debt securities without your specific approval. The following is a list of those types of changes:

•	change the stated maturity of the principal of or interest on a debt security or the terms of any sinking fund with respect to any security;

•	reduce any amounts due on a debt security;

•	reduce the amount of principal payable upon acceleration of the maturity of an original issue discount or indexed security following a default or upon the redemption thereof or the amount thereof provable in a bankruptcy proceeding;

•	adversely affect any right of repayment at the holder’s option;

•	change the place or currency of payment on a debt security (except as otherwise described in the prospectus or prospectus supplement);

•	impair your right to sue for payment;

•	adversely affect any right to convert or exchange a debt security in accordance with its terms;

•	modify the subordination provisions in the indenture in a manner that is adverse to outstanding holders of the debt securities;

•	reduce the percentage of holders of debt securities whose consent is needed to modify or amend the indenture;

•	reduce the percentage of holders of debt securities whose consent is needed to waive compliance with certain provisions of the indenture or to waive certain defaults;

•	modify any other aspect of the provisions of the indenture dealing with supplemental indentures with the consent of holders, waiver of past defaults, changes to the quorum or voting requirements or the waiver of certain covenants; and

•	change any obligation we have to pay additional amounts.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the debt securities. This type is limited to clarifications, establishment of the form or terms of new securities of any series as permitted by the indenture and certain other changes that would not adversely affect holders of the outstanding debt securities in any material respect. We also do not need any approval to make any change that affects only debt securities to be issued under the indenture after the change takes effect.

Changes Requiring Majority Approval

Any other change to the indenture and the debt securities would require the following approval:

•	if the change affects only one series of debt securities, it must be approved by the holders of a majority in principal amount of that series; and

•	if the change affects more than one series of debt securities issued under the same indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

In each case, the required approval must be given by written consent.

The holders of a majority in principal amount of a series of debt securities issued under the indenture, voting together as one class for this purpose, may waive our compliance with some of our covenants applicable to that series of debt securities. However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the following rules to decide how much principal to attribute to a debt security:

•	for original issue discount securities, we will use the principal amount that would be due and payable on the voting date if the maturity of these debt securities were accelerated to that date because of a default;

•	for debt securities whose principal amount is not known (for example, because it is based on an index), we will use the principal face amount at original issuance or a special rule for that debt security described in the prospectus supplement; and

•	for debt securities denominated in one or more foreign currencies, we will use the U.S. dollar equivalent.

Debt securities will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption or if we, any other obligor, or any affiliate of us or any obligor own such debt securities. Debt securities will also not be eligible to vote if they have been fully defeased as described later under “—Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of outstanding indenture securities that are entitled to vote or take other action under the indenture. However, the record date may not be more than 30 days before the date of the first solicitation of holders to vote on or take such action. If we set a record date for a vote or other action to be taken by holders of one or more series, that vote or action may be taken only by persons who are holders of outstanding indenture securities of those series on the record date and must be taken within eleven months following the record date.

Book-entry and other indirect holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the indenture or the debt securities or request a waiver.

Defeasance

The following provisions will be applicable to each series of debt securities unless we state in the applicable prospectus supplement that the provisions of covenant defeasance and full defeasance will not be applicable to that series.

Covenant Defeasance

Under current U.S. federal tax law and the indenture, we can make the deposit described below and be released from some of the restrictive covenants in the indenture under which the particular series was issued. This is called “covenant defeasance.” In that event, you would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay your debt securities. If we achieved covenant defeasance and your debt securities were subordinated as described under “—Indenture Provisions—Subordination” below, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit described in the first bullet below to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders. In order to achieve covenant defeasance, we must do the following:

•	we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

•	we must deliver to the trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit;

•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or result in a default under, of the indenture or any of our other material agreements or instruments;

•	no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and

•	satisfy the conditions for covenant defeasance contained in any supplemental indentures.

If we accomplish covenant defeasance, you can still look to us for repayment of the debt securities if there were a shortfall in the trust deposit or the trustee is prevented from making payment. For example, if one of the remaining Events of Default occurred (such as our bankruptcy) and the debt securities became immediately due and payable, there might be such a shortfall. However, there is no assurance that we would have sufficient funds to make payment of the shortfall.

Full Defeasance

If there is a change in U.S. federal tax law or we obtain an IRS ruling, as described in the second bullet below, we can legally release ourselves from all payment and other obligations on the debt securities of a particular series (called “full defeasance”) if we put in place the following other arrangements for you to be repaid:

•	we must deposit in trust for the benefit of all holders of a series of debt securities a combination of cash (in such currency in which such securities are then specified as payable at stated maturity) or government obligations applicable to such securities (determined on the basis of the currency in which such securities are then specified as payable at stated maturity) that will generate enough cash to make interest, principal and any other payments on the debt securities on their various due dates and any mandatory sinking fund payments or analogous payments;

•	we must deliver to the trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the debt securities any differently than if we did not make the deposit. Under current U.S. federal tax law, the deposit and our legal release from the debt securities would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for your debt securities and you would recognize gain or loss on the debt securities at the time of the deposit;

•	we must deliver to the trustee a legal opinion of our counsel stating that the above deposit does not require registration by us under the 1940 Act, as amended, and a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with;

•	defeasance must not result in a breach or violation of, or constitute a default under, of the indenture or any of our other material agreements or instruments;

•	no default or event of default with respect to such debt securities shall have occurred and be continuing and no defaults or events of default related to bankruptcy, insolvency or reorganization shall occur during the next 90 days; and

•	satisfy the conditions for full defeasance contained in any supplemental indentures.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the debt securities. You could not look to us for repayment in the unlikely event of any shortfall. Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent. If your debt securities were subordinated as described later under “—Indenture Provisions—Subordination”, such subordination would not prevent the trustee under the indenture from applying the funds available to it from the deposit referred to in the first bullet of the preceding paragraph to the payment of amounts due in respect of such debt securities for the benefit of the subordinated debt holders.

Form, Exchange and Transfer of Certificated Registered Securities

If registered debt securities cease to be issued in book-entry form, they will be issued:

•	only in fully registered certificated form;

•	without interest coupons; and

•	unless we indicate otherwise in the prospectus supplement, in denominations of $1,000 and amounts that are multiples of $1,000.

Holders may exchange their certificated securities for debt securities of smaller denominations or combined into fewer debt securities of larger denominations, as long as the total principal amount is not changed and as long as the denomination is greater than the minimum denomination for such securities.

Holders may exchange or transfer their certificated securities at the office of the trustee. We have appointed the trustee to act as our agent for registering debt securities in the names of holders transferring debt securities. We may appoint another entity to perform these functions or perform them ourselves.

Holders will not be required to pay a service charge to transfer or exchange their certificated securities, but they may be required to pay any tax or other governmental charge associated with the transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we have designated additional transfer agents for your debt security, they will be named in the prospectus supplement. We may appoint additional transfer agents or cancel the appointment of any particular transfer agent. We may also approve a change in the office through which any transfer agent acts.

If any certificated securities of a particular series are redeemable and we redeem less than all the debt securities of that series, we may block the transfer or exchange of those debt securities during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to freeze the list of holders to prepare the mailing. We may also refuse to register transfers or exchanges of any certificated securities selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any debt security that will be partially redeemed.

If a registered debt security is issued in book-entry form, only the depositary will be entitled to transfer and exchange the debt security as described in this subsection, since it will be the sole holder of the debt security.

Resignation of Trustee

Each trustee may resign or be removed with respect to one or more series of indenture securities provided that a successor trustee is appointed to act with respect to these series and has accepted such appointment. In the event that two or more persons are acting as trustee with respect to different series of indenture securities under the indenture, each of the trustees will be a trustee of a trust separate and apart from the trust administered by any other trustee.

Indenture Provisions—Subordination

Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the payment of the principal of (and premium, if any) and interest, if any, on any indenture securities denominated as subordinated debt securities is to be subordinated to the extent provided in the indenture in right of payment to the prior payment in full of all Senior Indebtedness (as defined below), but our obligation to you to make payment of the principal of (and premium, if any) and interest, if any, on such subordinated debt securities will not otherwise be affected. In addition, no payment on account of principal (or premium, if any), sinking fund or interest, if any, may be made on such subordinated debt securities at any time unless full payment of all amounts due in respect of the principal (and premium, if any), sinking fund and interest on Senior Indebtedness has been made or duly provided for in money or money’s worth.

In the event that, notwithstanding the foregoing, any payment by us is received by the trustee in respect of subordinated debt securities or by the holders of any of such subordinated debt securities, upon our dissolution, winding up, liquidation or reorganization before all Senior Indebtedness is paid in full, the payment or distribution received by the trustee in respect of such subordinated debt securities or by the holders of any of such subordinated debt securities must be paid over to the holders of the Senior Indebtedness or on their behalf for application to the payment of all the Senior Indebtedness remaining unpaid until all the Senior Indebtedness has been paid in full, after giving effect to any concurrent payment or distribution to the holders of the Senior Indebtedness. Subject to the payment in full of all Senior Indebtedness upon this distribution by us, the holders of such subordinated debt securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of the Senior Indebtedness out of the distributive share of such subordinated debt securities.

By reason of this subordination, in the event of a distribution of our assets upon our insolvency, certain of our senior creditors may recover more, ratably, than holders of any subordinated debt securities or the holders of any indenture securities that are not Senior Indebtedness. The indenture provides that these subordination provisions will not apply to money and securities held in trust under the defeasance provisions of the indenture.

Senior Indebtedness is defined in the indenture as the principal of (and premium, if any) and unpaid interest on:

•	our indebtedness (including indebtedness of others guaranteed by us), whenever created, incurred, assumed or guaranteed, for money borrowed, that we have designated as “Senior Indebtedness” for purposes of the indenture and in accordance with the terms of the indenture (including any indenture securities designated as Senior Indebtedness), and

•	renewals, extensions, modifications and refinancings of any of this indebtedness.

If this prospectus is being delivered in connection with the offering of a series of indenture securities denominated as subordinated debt securities, the accompanying prospectus supplement will set forth the approximate amount of our Senior Indebtedness and of our other Indebtedness outstanding as of a recent date.

Secured Indebtedness and Ranking

Certain of our indebtedness, including certain series of indenture securities, may be secured. The prospectus supplement for each series of indenture securities will describe the terms of any security interest for such series and will indicate the approximate amount of our secured indebtedness as of a recent date. Any unsecured indenture securities will effectively rank junior to any secured indebtedness, including any secured indenture securities, that we incur in the future to the extent of the value of the assets securing such future secured indebtedness. The debt securities, whether secured or unsecured, of the Company will rank structurally junior to all existing and future indebtedness (including trade payables) incurred by our subsidiaries, financing vehicles or similar facilities (i.e., the holders of the debt securities will not have access to the assets of the Company’s subsidiaries, financing vehicles or similar facilities until after all of these entities’ creditors have been paid and the remaining assets have been distributed up to the Company as the equity holder of these entities). In this regard, any notes that we may issue will be strictly the obligation of the Company, and not of Saratoga CLO, or any subsidiary we may form in the future.

In the event of our bankruptcy, liquidation, reorganization or other winding up, any of our assets that secure secured debt will be available to pay obligations on unsecured debt securities only after all indebtedness under such secured debt has been repaid in full from such assets. We advise you that there may not be sufficient assets remaining to pay amounts due on any or all unsecured debt securities then outstanding after fulfillment of this obligation. As a result, the holders of unsecured indenture securities may recover less, ratably, than holders of any of our secured indebtedness.

The Trustee under the Indenture

U.S. Bank National Association serves as the trustee under the indenture.

Certain Considerations Relating to Foreign Currencies

Debt securities denominated or payable in foreign currencies may entail significant risks. These risks include the possibility of significant fluctuations in the foreign currency markets, the imposition or modification of foreign exchange controls and potential illiquidity in the secondary market. These risks will vary depending upon the currency or currencies involved and will be more fully described in the applicable prospectus supplement.

DESCRIPTION OF OUR WARRANTS

The following is a general description of the terms of the warrants we may issue from time to time. Particular terms of any warrants we offer will be described in the prospectus supplement relating to such warrants and will be subject to compliance with the 1940 Act.

As described further below, subject to receiving shareholder approval to issue warrants at a future annual meeting of stockholders, we may issue warrants to purchase shares of our common stock or debt securities. Such warrants may be issued independently or together with shares of common stock or debt securities and may be attached or separate from such securities. We will issue each series of warrants under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants.

A prospectus supplement will describe the particular terms of any series of warrants we may issue, including the following:

•	the title and aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each such security or each principal amount of such security;

•	in the case of warrants to purchase debt securities, the principal amount of debt securities purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which this principal amount of debt securities may be purchased upon such exercise;

•	in the case of warrants to purchase common stock, the number of shares of common stock purchasable upon exercise of one warrant and the price at which and the currency or currencies, including composite currencies, in which these shares may be purchased upon such exercise;

•	the date on which the right to exercise such warrants shall commence and the date on which such right will expire (subject to any extension);

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants that may be exercised at any one time;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	the terms of any rights to redeem, or call such warrants;

•	information with respect to book-entry procedures, if any;

•	the terms of the securities issuable upon exercise of the warrants;

•	if applicable, a discussion of certain U.S. federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

We and the warrant agent may amend or supplement the warrant agreement for a series of warrants without the consent of the holders of the warrants issued thereunder to effect changes that are not inconsistent with the provisions of the warrants and that do not materially and adversely affect the interests of the holders of the warrants.

Each warrant will entitle the holder to purchase for cash such common stock at the exercise price or such principal amount of debt securities as shall in each case be set forth in, or be determinable as set forth in, the prospectus supplement relating to the warrants offered thereby. Warrants may be exercised as set forth in the prospectus supplement beginning on the date specified therein and continuing until the close of business on the expiration date set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void.

Upon receipt of payment and a warrant certificate properly completed and duly executed at the corporate trust office of the warrant agent or any other office indicated in the prospectus supplement, we will, as soon as practicable, forward the securities purchasable upon such exercise. If less than all of the warrants represented by such warrant certificate are exercised, a new warrant certificate will be issued for the remaining warrants. If we so indicate in the applicable prospectus supplement, holders of the warrants may surrender securities as all or part of the exercise price for warrants.

Prior to exercising their warrants, holders of warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including, in the case of warrants to purchase debt securities, the right to receive principal, premium, if any, or interest payments, on the debt securities purchasable upon exercise or to enforce covenants in the applicable indenture or, in the case of warrants to purchase common stock, the right to receive dividends or other distributions, if any, or payments upon our liquidation, dissolution or winding up or to exercise any voting rights.

Under the 1940 Act, we may generally only offer warrants provided that (i) the warrants expire by their terms within ten years, (ii) the exercise or conversion price is not less than the current market value at the date of issuance, (iii) our stockholders authorize the proposal to issue such warrants, and our board of directors approves such issuance on the basis that the issuance is in the best interests of us and our stockholders and (iv) if the warrants are accompanied by other securities, the warrants are not separately transferable unless no class of such warrants and the securities accompanying them has been publicly distributed. The 1940 Act also provides that the amount of our voting securities that would result from the exercise of all outstanding warrants, as well as options and rights, at the time of issuance may not exceed 25% of our outstanding voting securities.

We may in the future seek the approval of our stockholders to approve a proposal to authorize us to issue securities to subscribe to, convert to, or purchase shares of our common stock in one or more offerings. Such authorization will have no expiration. If we do not receive such stockholder approval, we will not issue any warrants.

PLAN OF DISTRIBUTION

We may offer, from time to time, in one or more offerings or series, up to $70,000,000 of our common stock, debt securities or warrants to purchase common stock or debt securities, in one or more underwritten public offerings, at-the-market offerings, negotiated transactions, block trades, best efforts offerings or a combination of these methods. We may sell the securities through underwriters or dealers, directly to one or more purchasers through agents or through a combination of any such methods of sale. Any underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement. A prospectus supplement or supplements will also describe the terms of the offering of the securities, including: the purchase price of the securities and the proceeds we will receive from the sale; any over-allotment options under which underwriters may purchase additional securities from us; any agency fees or underwriting discounts and other items constituting agents’ or underwriters’ compensation; the public offering price; any discounts or concessions allowed or re-allowed or paid to dealers; and any securities exchange or market on which the securities may be listed. Only underwriters named in the prospectus supplement will be underwriters of the securities offered by the prospectus supplement.

The distribution of our securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at prevailing market prices at the time of sale, at prices related to such prevailing market prices, or at negotiated prices, provided, however, that the offering price per share of our common stock, less any underwriting commissions and discounts or agency fees paid by us, must generally equal or exceed the net asset value per share of our common stock. We may under certain circumstances consider selling our securities at prices below our net asset value per share consistent with the terms of our stockholder approval to sell our shares of common stock at a price below our net asset value per share. Any offering of shares of our common stock at a price below our then current net asset value per share that requires shareholder approval must occur, if at all, within one year after receiving such shareholder approval. We do not currently have stockholder approval of issuances below net asset value.

In connection with the sale of our securities, underwriters or agents may receive compensation from us or from purchasers of our securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Our common stockholders will bear, directly or indirectly, such expenses, as well as any other fees and the expenses incurred by us in connection with any offering of our securities, including debt securities.

Underwriters may sell our securities to or through dealers and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of our securities may be deemed to be underwriters under the Securities Act, and any discounts and commissions they receive from us and any profit realized by them on the resale of our securities may be deemed to be underwriting discounts and commissions under the Securities Act. Any such underwriter or agent will be identified and any such compensation received from us will be described in the applicable prospectus supplement.

We may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be underwriters and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

Any underwriter may engage in over-allotment, stabilizing transactions, short-covering transactions and penalty bids in accordance with Regulation M under the Exchange Act. Over-allotment involves sales in excess of the offering size, which create a short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum price. Syndicate-covering or other short-covering transactions involve purchases of the securities, either through exercise of the over-allotment option or in the open market after the distribution is completed, to cover short positions. Penalty bids permit the underwriters to reclaim a selling concession from a dealer when the securities originally sold by the dealer are purchased in a stabilizing or covering transaction to cover short positions. Those activities may cause the price of the securities to be higher than it would otherwise be. If commenced, the underwriters may discontinue any of the activities at any time.

Any underwriters that are qualified market makers on the NYSE may engage in passive market making transactions in our common stock on the NYSE in accordance with Regulation M under the Exchange Act, during the business day prior to the pricing of the offering, before the commencement of offers or sales of our common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as passive market makers. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for such security; if all independent bids are lowered below the passive market maker’s bid, however, the passive market maker’s bid must then be lowered when certain purchase limits are exceeded. Passive market making may stabilize the market price of the securities at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

We may sell securities directly or through agents we designate from time to time. We will name any agent involved in the offering and sale of securities and we will describe any commissions we will pay the agent in the prospectus supplement. Unless the prospectus supplement states otherwise, our agent will act on a best-efforts basis for the period of its appointment.

Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no trading market, other than our common stock, which is traded on the NYSE. We may elect to list any other class or series of securities on any exchanges, but we are not obligated to do so. We cannot guarantee the liquidity of the trading markets for any securities.

Under agreements into which we may enter, underwriters, dealers and agents who participate in the distribution of our securities may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase our securities from us pursuant to contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases such institutions must be approved by us. The obligations of any purchaser under any such contract will be subject to the condition that the purchase of our securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject. The underwriters and such other agents will not have any responsibility in respect of the validity or performance of such contracts. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

In order to comply with the securities laws of certain states, if applicable, our securities offered hereby will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states, our securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

The maximum commission or discount to be received by any member of the Financial Industry Regulatory Authority, Inc. will not be greater than 10% for the sale of any securities being registered.

BROKERAGE ALLOCATION AND OTHER PRACTICES

Since we generally acquire and dispose of our investments in privately negotiated transactions, we infrequently use brokers in the normal course of our business. Subject to policies established by our Board of Directors, we generally do not execute transactions through any particular broker or dealer, but seek to obtain the best net results for us, taking into account such factors as price (including the applicable brokerage commission or dealer spread), size of order, difficulty of execution, operational facilities of the firm and the firm’s risk and skill in positioning blocks of securities. While we generally seek reasonably competitive trade execution costs, we do not necessarily pay the lowest spread or commission available. Subject to applicable legal requirements, we may select a broker based partly upon brokerage or research services provided to us. In return for such services, we may pay a higher commission than other brokers would charge if we determine in good faith that such commission is reasonable in relation to the services provided, and our management and employees are authorized to pay such commission under these circumstances.

CUSTODIAN, TRANSFER AND DIVIDEND PAYING AGENT AND REGISTRAR

Our investment securities are held under a custody agreement with U.S. Bank National Association. The address of the custodian is U.S. Bank National Association, Corporate Trust Services, One Federal Street, 3rd Floor, Boston, MA 02110. The transfer agent and registrar for our common stock, American Stock Transfer & Trust Company, acts as our transfer agent, dividend paying and reinvestment agent for our common stock. The principal business address of the transfer agent is 59 Maiden Lane, New York, New York 10038. U.S. Bank National Association, our trustee under an indenture and the second supplemental indenture thereto relating to the 2023 Notes, is the paying agent, registrar and transfer agent relating to the 2023 Notes. The principal business address of our trustee is 214 N. Tyron Street, 12th Floor, Charlotte, North Carolina 28202.

LEGAL MATTERS

Certain legal matters regarding the securities offered by this prospectus will be passed upon for us by Eversheds Sutherland (US) LLP, Washington, D.C.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP, our independent registered public accounting firm, has audited our consolidated financial statements as of February 28, 2017 and February 29, 2016 and for each of the three years ended February 28, 2017, February 29, 2016 and February 28, 2015 and the related senior securities table, as set forth in their reports. We have included our consolidated financial statements and our senior securities table in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing. Ernst & Young LLP’s principal business address is 5 Times Square, New York, New York 10036.

AVAILABLE INFORMATION

As a public company, we file with or submit to the SEC annual, quarterly and current periodic reports, proxy statements and other information meeting the informational requirements of the Exchange Act. You may inspect and copy these reports, proxy statements and other information, as well as the registration statement of which this prospectus forms a part and the related exhibits and schedules, at the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Copies of these reports, proxy and information statements and other information may be obtained, after paying a duplicating fee, by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, Washington, D.C. 20549-0102. In addition, the SEC maintains an Internet website that contains reports, proxy and information statements and other information filed electronically by us with the SEC at http://www.sec.gov.

PRIVACY NOTICE

We are committed to protecting your privacy. This privacy notice explains the privacy policies of Saratoga Investment Corp. and its affiliated companies. This notice supersedes any other privacy notice you may have received from Saratoga Investment Corp.

We will safeguard, according to strict standards of security and confidentiality, all information we receive about you. The only information we collect from you is your name, address, number of shares you hold and your social security number. This information is used only so that we can send you annual reports and other information about us, and send you proxy statements or other information required by law.

We do not share this information with any non-affiliated third party except as described below:

•	Authorized Employees of Our Investment Adviser. It is our policy that only authorized employees of our investment adviser who need to know your personal information will have access to it.

•	Service Providers. We may disclose your personal information to companies that provide services on our behalf, such as recordkeeping, processing your trades, and mailing you information. These companies are required to protect your information and use it solely for the purpose for which they received it.

•	Courts and Government Officials. If required by law, we may disclose your personal information in accordance with a court order or at the request of government regulators. Only that information required by law, subpoena, or court order will be disclosed.

Saratoga Investment Corp.

Consolidated Statements of Assets and Liabilities

	As of
	November 30, 2017	February 28, 2017
	(unaudited)
ASSETS
Investments at fair value
Non-control/Non-affiliate investments (amortized cost of $299,321,359 and $251,198,896, respectively)	$295,371,210	$242,531,514
Control investments (amortized cost of $38,943,193 and $49,283,536, respectively)	43,466,477	50,129,799

Total investments at fair value (amortized cost of $338,264,552 and $300,482,432, respectively)	338,837,687	292,661,313
Cash and cash equivalents	680,065	9,306,543
Cash and cash equivalents, reserve accounts	8,037,715	12,781,425
Interest receivable (net of reserve of $1,373,118 and $157,560, respectively)	3,288,960	3,294,450
Management and incentive fee receivable	266,005	171,106
Other assets	706,648	183,346
Receivable from unsettled trades	97,041	253,041

Total assets	$351,914,121	$318,651,224

LIABILITIES
Revolving credit facility	$1,000,000	$—
Deferred debt financing costs, revolving credit facility	(720,258)	(437,183)
SBA debentures payable	134,660,000	112,660,000
Deferred debt financing costs, SBA debentures payable	(2,666,620)	(2,508,280)
Notes payable	74,450,500	74,450,500
Deferred debt financing costs, notes payable	(2,414,200)	(2,689,511)
Base management and incentive fees payable	5,194,845	5,814,692
Accounts payable and accrued expenses	1,200,514	852,987
Interest and debt fees payable	1,982,347	2,764,237
Directors fees payable	—	51,500
Due to manager	380,770	397,505

Total liabilities	$213,067,898	$191,356,447

Commitments and contingencies (See Note 7)
NET ASSETS
Common stock, par value $.001, 100,000,000 common shares authorized, 6,149,582 and 5,794,600 common shares issued and outstanding, respectively	$6,150	$5,795
Capital in excess of par value	198,211,630	190,483,931
Distribution in excess of net investment income	(26,649,881)	(27,737,348)
Accumulated net realized loss from investments and derivatives	(33,294,811)	(27,636,482)
Accumulated net unrealized appreciation (depreciation) on investments and derivatives	573,135	(7,821,119)

Total net assets	138,846,223	127,294,777

Total liabilities and net assets	$351,914,121	$318,651,224

NET ASSET VALUE PER SHARE	$22.58	$21.97

See accompanying notes to consolidated financial statements.

Saratoga Investment Corp.

Consolidated Statements of Operations

(unaudited)

	For the three months ended November 30, 2017	For the three months ended November 30, 2016	For the nine months ended November 30, 2017	For the nine months ended November 30, 2016
INVESTMENT INCOME
Interest from investments
Non-control/Non-affiliate investments	$7,036,743	$6,787,898	$20,140,933	$19,969,849
Payment-in-kind interest income from Non-control/Non-affiliate investments	301,213	169,332	823,443	482,687
Control investments	1,017,821	498,599	3,849,287	1,587,925
Payment-in-kind interest income from Control investments	535,031	—	1,004,764	—

Total interest income	8,890,808	7,455,829	25,818,427	22,040,461
Interest from cash and cash equivalents	6,777	6,239	20,351	16,426
Management fee income	376,446	375,218	1,128,084	1,123,559
Incentive fee income	209,434	—	477,087	—
Other income	42,265	605,009	1,042,895	1,618,238

Total investment income	9,525,730	8,442,295	28,486,844	24,798,684

OPERATING EXPENSES
Interest and debt financing expenses	2,758,900	2,369,108	8,245,350	7,106,869
Base management fees	1,485,415	1,219,916	4,358,230	3,649,867
Professional fees	388,210	330,197	1,179,913	991,723
Administrator expenses	437,500	341,667	1,208,333	991,667
Incentive management fees	1,054,618	394,509	2,940,350	2,331,241
Insurance	64,577	68,985	196,907	210,301
Directors fees and expenses	43,000	66,000	154,000	192,422
General & administrative	299,627	224,579	784,071	741,743
Excise tax expense (credit)	—	—	(14,738)	—
Other expense	(21,628)	8,460	23,417	21,647

Total operating expenses	6,510,219	5,023,421	19,075,833	16,237,480

NET INVESTMENT INCOME	3,015,511	3,418,874	9,411,011	8,561,204

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain (loss) from investments
Non-control/Non-affiliate investments	20,770	260,244	(5,722,049)	12,299,899
Control investments	166	—	63,720	—

Net realized gain (loss) from investments	20,936	260,244	(5,658,329)	12,299,899
Net change in unrealized appreciation (depreciation) on investments
Non-control/Non-affiliate investments	1,624,685	(968,359)	4,717,234	(11,019,005)
Control investments	(398,142)	(1,136,983)	3,677,020	290,883

Net change in unrealized appreciation (depreciation) on investments	1,226,543	(2,105,342)	8,394,254	(10,728,122)

Net gain (loss) on investments	1,247,479	(1,845,098)	2,735,925	1,571,777

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$4,262,990	$1,573,776	$12,146,936	$10,132,981

WEIGHTED AVERAGE—BASIC AND DILUTED EARNINGS PER COMMON SHARE	$0.71	$0.27	$2.04	$1.77
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	6,040,311	5,727,933	5,952,086	5,735,443

See accompanying notes to consolidated financial statements.

Saratoga Investment Corp.

Consolidated Schedule of Investments

November 30, 2017

(unaudited)

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
Non-control/Non-affiliated investments - 212.7% (b)
Tile Redi Holdings, LLC (d)	Building Products	First Lien Term Loan (L+10.00%), 11.49% Cash, 6/16/2022	$15,000,000	$14,860,121	$14,850,000	10.7%

		Total Building Products		14,860,121	14,850,000	10.7%

Apex Holdings Software Technologies, LLC	Business Services	First Lien Term Loan (L+8.00%), 9.49% Cash, 9/21/2021	$18,000,000	17,876,123	18,000,000	13.0%
Avionte Holdings, LLC (g)	Business Services	Common Stock	100,000	100,000	418,000	0.3%
BMC Software, Inc. (d)	Business Services	Syndicated Loan (L+4.00%), 5.49% Cash, 9/10/2022	$4,858,971	4,815,474	4,858,971	3.5%
CLEO Communications Holding, LLC	Business Services	First Lien Term Loan (L+7.00%), 8.49% Cash/2.00% PIK, 3/31/2022	$13,155,248	13,031,619	13,155,248	9.5%
CLEO Communications Holding, LLC (i)	Business Services	Delayed Draw Term Loan (L+7.00%), 8.49% Cash/2.00% PIK, 3/31/2022	$2,010,225	1,990,728	2,010,225	1.4%
Courion Corporation	Business Services	Second Lien Term Loan (L+10.00%), 11.49% Cash, 6/1/2021	$15,000,000	14,896,990	14,827,500	10.7%
Emily Street Enterprises, L.L.C.	Business Services	Senior Secured Note (L+8.50%), 10.00% Cash, 1/23/2020	$3,300,000	3,298,364	3,317,160	2.4%
Emily Street Enterprises, L.L.C. (g)	Business Services	Warrant Membership Interests Expires 12/28/2022	49,318	400,000	469,507	0.3%
Erwin, Inc.	Business Services	Second Lien Term Loan (L+11.50%), 12.99% Cash/1.00% PIK, 8/28/2021	$13,211,246	13,114,439	13,161,043	9.5%
FranConnect LLC (d)	Business Services	First Lien Term Loan (L+7.00%), 8.50% Cash, 5/26/2022	$14,500,000	14,432,349	14,438,428	10.4%
GreyHeller LLC	Business Services	First Lien Term Loan (L+11.00%), 12.49% Cash, 11/16/2021	$7,000,000	6,941,430	7,000,000	5.0%
GreyHeller LLC (j)	Business Services	Delayed Draw Term Loan B (L+11.00%), 12.49% Cash, 11/16/2021	$—	—	—	0.0%
GreyHeller LLC (g)	Business Services	Common Stock	850,000	850,000	729,000	0.5%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	First Lien Term Loan (L+4.50%), 5.99% Cash, 10/8/2021	$5,390,651	5,302,560	5,404,127	3.9%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	Second Lien Term Loan (L+9.50%), 10.99% Cash, 10/8/2022	$3,000,000	2,930,542	2,937,510	2.1%
Identity Automation Systems (g)	Business Services	Common Stock Class A Units	232,616	232,616	730,911	0.5%
Identity Automation Systems	Business Services	First Lien Term Loan (L+9.50%), 10.99% Cash, 3/31/2021	$17,975,000	17,858,469	17,975,000	12.9%
Knowland Technology Holdings, L.L.C.	Business Services	First Lien Term Loan (L+8.75%), 10.24% Cash, 7/20/2021	$16,888,731	16,863,690	16,888,731	12.2%
Microsystems Company	Business Services	Second Lien Term Loan (L+10.00%), 11.49% Cash, 7/1/2022	$8,000,000	7,935,313	8,000,000	5.8%
National Waste Partners (d)	Business Services	Second Lien Term Loan 10.00% Cash, 2/13/2022	$9,000,000	8,922,021	9,000,000	6.5%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
Vector Controls Holding Co., LLC (d)	Business Services	First Lien Term Loan 13.75% (12.00% Cash/1.75% PIK), 3/6/2022	$11,571,437	11,528,660	11,571,437	8.3%
Vector Controls Holding Co., LLC (g)	Business Services	Warrants to Purchase Limited Liability Company Interests, Expires 11/30/2027	343	—	879,567	0.6%

		Total Business Services		163,321,387	165,772,365	119.3%

Targus Holdings, Inc. (g)	Consumer Products	Common Stock	210,456	1,791,242	293,450	0.2%

		Total Consumer Products		1,791,242	293,450	0.2%

My Alarm Center, LLC	Consumer Services	Preferred Equity Class A Units 8.00% PIK	2,227	2,265,154	2,294,804	1.7%
My Alarm Center, LLC (g)	Consumer Services	Preferred Equity Class B Units	1,797	1,796,880	1,442,069	1.0%
My Alarm Center, LLC (g)	Consumer Services	Common Stock	96,224	—	—	0.0%
PrePaid Legal Services, Inc. (d)	Consumer Services	First Lien Term Loan (L+5.25%), 6.74% Cash, 7/1/2019	$2,480,695	2,471,520	2,486,153	1.8%
PrePaid Legal Services, Inc. (d)	Consumer Services	Second Lien Term Loan (L+9.00%), 10.49% Cash, 7/1/2020	$11,000,000	10,972,589	11,003,300	7.9%

		Total Consumer Services		17,506,143	17,226,326	12.4%

C2 Educational Systems (d)	Education	First Lien Term Loan (L+8.50%), 10.00% Cash, 5/31/2020	$16,000,000	15,863,540	15,864,000	11.4%
M/C Acquisition Corp., L.L.C. (g)	Education	Class A Common Stock	544,761	30,241	—	0.0%
M/C Acquisition Corp., L.L.C. (g)	Education	First Lien Term Loan 1.00% Cash, 3/31/2018	$2,318,121	1,190,838	8,058	0.0%
Texas Teachers of Tomorrow, LLC (g), (h)	Education	Common Stock	750,000	750,000	910,433	0.7%
Texas Teachers of Tomorrow, LLC	Education	Second Lien Term Loan (L+9.75%), 11.24% Cash, 6/2/2021	$10,000,000	9,930,419	10,000,000	7.2%

		Total Education		27,765,038	26,782,491	19.3%

TM Restaurant Group L.L.C. (g)	Food and Beverage	First Lien Term Loan 14.50% PIK, 7/17/2017	$9,358,694	9,352,763	7,924,942	5.7%
TM Restaurant Group L.L.C. (g)	Food and Beverage	Revolver 14.50% PIK, 7/17/2017	$413,954	413,954	350,536	0.3%

		Total Food and Beverage		9,766,717	8,275,478	6.0%

Censis Technologies, Inc.	Healthcare Services	First Lien Term Loan B (L+10.00%), 11.49% Cash, 7/24/2019	$10,575,000	10,491,748	10,575,000	7.6%
Censis Technologies, Inc. (g), (h)	Healthcare Services	Limited Partner Interests	999	999,000	1,129,234	0.8%
ComForCare Health Care	Healthcare Services	First Lien Term Loan (L+8.50%), 9.99% Cash, 1/31/2022	$10,500,000	10,409,140	10,500,000	7.6%
Ohio Medical, LLC (g)	Healthcare Services	Common Stock	5,000	500,000	267,202	0.2%
Ohio Medical, LLC	Healthcare Services	Senior Subordinated Note 12.00% Cash, 7/15/2021	$7,300,000	7,247,321	6,601,686	4.7%
Pathway Partners Vet Management Company LLC	Healthcare Services	Second Lien Term Loan (L+8.00%), 9.49% Cash, 10/10/2025	$2,083,333	2,062,715	2,062,500	1.5%
Pathway Partners Vet Management Company LLC (j)	Healthcare Services	Delayed Draw Term Loan (L+8.00%), 9.49% Cash, 10/10/2025	$—	—	—	0.0%
Roscoe Medical, Inc. (g)	Healthcare Services	Common Stock	5,081	508,077	507,987	0.4%
Roscoe Medical, Inc.	Healthcare Services	Second Lien Term Loan 11.25% Cash, 9/26/2019	$4,200,000	4,167,542	4,168,500	3.0%
Zest Holdings, LLC (d)	Healthcare Services	Syndicated Loan (L+4.25%), 5.74% Cash, 8/16/2023	$4,116,226	4,040,574	4,141,953	3.0%

		Total Healthcare Services		40,426,117	39,954,062	28.8%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
HMN Holdco, LLC	Media	First Lien Term Loan 12.00% Cash, 7/8/2021	$8,147,700	8,091,083	8,392,131	6.0%
HMN Holdco, LLC	Media	Delayed Draw First Lien Term Loan 12.00% Cash, 7/8/2021	$4,800,000	4,761,382	4,950,240	3.6%
HMN Holdco, LLC (g)	Media	Class A Series, Expires 1/16/2025	4,264	61,647	255,073	0.2%
HMN Holdco, LLC (g)	Media	Class A Warrant, Expires 1/16/2025	30,320	438,353	1,434,136	1.0%
HMN Holdco, LLC (g)	Media	Warrants to Purchase Limited Liability Company Interests (Common), Expires 5/16/2024	57,872	—	2,443,356	1.8%
HMN Holdco, LLC (g)	Media	Warrants to Purchase Limited Liability Company Interests (Preferred), Expires 5/16/2024	8,139	—	400,602	0.3%

		Total Media		13,352,465	17,875,538	12.9%

Elyria Foundry Company, L.L.C. (g)	Metals	Common Stock	60,000	9,685,029	3,494,400	2.5%
Elyria Foundry Company, L.L.C. (d)	Metals	Second Lien Term Loan 15.00% PIK, 8/10/2022	$847,100	847,100	847,100	0.6%

		Total Metals		10,532,129	4,341,500	3.1%

Sub Total Non-control/Non-affiliated investments				299,321,359	295,371,210	212.7%

Control investments - 31.3% (b)
Easy Ice, LLC (f)	Business Services	Preferred Equity 10.00% PIK	5,080,000	8,542,685	10,335,793	7.5%
Easy Ice, LLC (d), (f)	Business Services	Second Lien Term Loan (L+11.00%), 5.44% Cash/7.56% PIK, 2/28/2023	$16,817,328	16,708,812	16,817,328	12.1%

		Total Business Services		25,251,497	27,153,121	19.6%

Saratoga Investment Corp. CLO 2013-1, Ltd. (a), (e), (f)	Structured Finance Securities	Other/Structured Finance Securities 29.48%, 10/20/2025	$30,000,000	9,191,696	11,814,256	8.5%
Saratoga Investment Corp. Class F Note (a), (f)	Structured Finance Securities	Other/Structured Finance Securities (L+8.50%), 9.99%, 10/20/2025	$4,500,000	4,500,000	4,499,100	3.2%

		Total Structured Finance Securities		13,691,696	16,313,356	11.7%

Sub Total Control investments				38,943,193	43,466,477	31.3%

TOTAL INVESTMENTS - 244.0% (b)				$338,264,552	$338,837,687	244.0%

			Principal	Cost	Fair Value	% of Net Assets
Cash and cash equivalents and cash and cash equivalents, reserve accounts - 6.3% (b)
U.S. Bank Money Market (k)			$8,717,780	$8,717,780	$8,717,780	6.3%

Total cash and cash equivalents and cash and cash equivalents, reserve accounts			$8,717,780	$8,717,780	$8,717,780	6.3%

(a)	Represents a non-qualifying investment as defined under Section 55 (a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 4.8% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $138,846,223 as of November 30, 2017.
(c)	Because there is no readily available market value for these investments, the fair values of these investments were determined using significant unobservable inputs and approved in good faith by our board of directors (see Note 3 to the consolidated financial statements).
(d)	These securities are either fully or partially pledged as collateral under a senior secured revolving credit facility (see Note 6 to the consolidated financial statements).
(e)	This investment does not have a stated interest rate that is payable thereon. As a result, the 29.48% interest rate in the table above represents the effective interest rate currently earned on the investment cost and is based on the current cash interest and other income generated by the investment.

(f)	As defined in the Investment Company Act, we “Control” this portfolio company because we own more than 25% of the portfolio company’s outstanding voting securities. Transactions during the nine months ended November 30, 2017 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions	Sales	Interest Income	Management and Incentive Fee Income	Net Realized Gains	Net Change in Unrealized Appreciation (Depreciation)
Easy Ice, LLC	$—	$—	$(11,307,678)	$2,814,092	$—	$63,720	$1,685,785
Saratoga Investment Corp. CLO 2013-1, Ltd.	$—	$—	$—	$1,719,744	$1,605,171	$—	$1,991,685
Saratoga Investment Corp. Class F Note	$—	$—	$—	$320,215	$—	$—	$(450)

(g)	Non-income producing at November 30, 2017.
(h)	Includes securities issued by an affiliate of the company.
(i)	The investment has an unfunded commitment as of November 30, 2017 (see Note 7 to the consolidated financial statements).
(j)	The entire commitment was unfunded at November 30, 2017. As such, no interest is being earned on this investment.
(k)	Included within cash and cash equivalents and cash and cash equivalents, reserve accounts in the Company’s consolidated statements of assets and liabilities as of November 30, 2017.

Saratoga Investment Corp.

Consolidated Schedule of Investments

February 28, 2017

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Non-control/Non-affiliated investments - 190.5%(b)
Apex Holdings Software Technologies, LLC	Business Services	First Lien Term Loan (L+8.00%), 9.05% Cash, 9/21/2021	$18,000,000	$17,857,818	$17,843,400	14.0%
Avionte Holdings, LLC(g)	Business Services	Common Stock	100,000	100,000	251,000	0.2%
BMC Software, Inc.(d)	Business Services	Syndicated Loan (L+4.00%), 5.05% Cash, 9/10/2020	$5,611,666	5,582,551	5,639,163	4.4%
Courion Corporation	Business Services	Second Lien Term Loan (L+10.00%), 11.05% Cash, 6/1/2021	$15,000,000	14,879,353	14,230,500	11.2%
Emily Street Enterprises, L.L.C.	Business Services	Senior Secured Note (L+8.50%), 10.00% Cash, 1/23/2020	$3,300,000	3,282,213	3,316,500	2.6%
Emily Street Enterprises, L.L.C.(g)	Business Services	Warrant Membership Interests Expires 12/28/2022	49,318	400,000	394,544	0.3%
Erwin, Inc.	Business Services	Second Lien Term Loan (L+11.50%), 12.55% (11.50% Cash/1.00% PIK), 8/28/2021	$13,111,929	13,000,581	13,111,929	10.2%
GreyHeller LLC	Business Services	First Lien Term Loan (L+11.00%), 12.05% Cash, 11/16/2021	$7,000,000	6,933,141	6,930,000	5.4%
GreyHeller LLC(i), (j)	Business Services	Delayed Draw Term Loan B (L+11.00%), 12.05% Cash, 11/16/2021	$—	—	—	0.0%
GreyHeller LLC(g)	Business Services	Common Stock	850,000	850,000	850,000	0.7%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	First Lien Term Loan (L+5.25%), 6.30% Cash, 10/8/2021	$5,947,481	5,857,960	5,947,481	4.7%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	Second Lien Term Loan (L+9.50%), 10.55% Cash, 10/8/2022	$3,000,000	2,922,606	2,926,800	2.3%
Identity Automation Systems	Business Services	Convertible Promissory Note 13.50% (6.75% Cash/6.75% PIK), 8/18/2018	611,517	611,517	611,517	0.5%
Identity Automation Systems(g)	Business Services	Common Stock Class A Units	232,616	232,616	386,143	0.3%
Identity Automation Systems	Business Services	Second Lien Term Loan (L+9.25%), 10.30% (9.25% Cash/1.75% PIK) 12/18/2020	$10,293,791	10,223,741	10,293,791	8.1%
Knowland Technology Holdings, L.L.C.	Business Services	First Lien Term Loan (L+8.75%), 9.80% Cash, 7/20/2021	$17,777,730	17,692,307	17,777,730	14.0%
Microsystems Company	Business Services	Second Lien Term Loan (L+10.00%), 11.05% Cash, 7/1/2022	$8,000,000	7,927,489	7,964,800	6.3%
National Waste Partners	Business Services	First Lien Term Loan 10.00% Cash, 2/13/2022	$9,000,000	8,910,000	8,910,000	7.0%
Vector Controls Holding Co., LLC (d)	Business Services	First Lien Term Loan, 14.00% (12.00% Cash/2.00% PIK), 3/6/2018	$8,819,270	8,778,186	8,819,270	6.9%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value (c)	% of Net Assets
Vector Controls Holding Co., LLC(d), (g)	Business Services	Warrants to Purchase Limited Liability Company Interests, Expires 5/31/2025	343	—	327,200	0.3%

		Total Business Services		126,042,079	126,531,768	99.4%

Targus Holdings, Inc.(d), (g)	Consumer Products	Common Stock	210,456	1,791,242	29,241	0.0%
Targus Holdings, Inc.(d)	Consumer Products	Second Lien Term Loan A-2 15.00% PIK, 12/31/2019	$234,630	234,630	234,630	0.2%
Targus Holdings, Inc.(d)	Consumer Products	Second Lien Term Loan B 15.00% PIK, 12/31/2019	$703,889	703,889	703,889	0.6%

		Total Consumer Products		2,729,761	967,760	0.8%

My Alarm Center, LLC	Consumer Services	Second Lien Term Loan (L+11.00%), 12.05% Cash, 7/9/2019	$9,375,000	9,359,492	7,061,250	5.6%
PrePaid Legal Services, Inc.(d)	Consumer Services	First Lien Term Loan (L+5.25%), 6.50% Cash, 7/1/2019	$2,687,143	2,672,435	2,687,143	2.1%
PrePaid Legal Services, Inc.(d)	Consumer Services	Second Lien Term Loan (L+9.00%), 10.25% Cash, 7/1/2020	$11,000,000	10,966,188	11,000,000	8.6%

		Total Consumer Services		22,998,115	20,748,393	16.3%

M/C Acquisition Corp., L.L.C.(d), (g)	Education	Class A Common Stock	544,761	30,241	—	0.0%
M/C Acquisition Corp., L.L.C.(d)	Education	First Lien Term Loan 1.00% Cash, 3/31/2018	$2,321,073	1,193,790	8,087	0.0%
Texas Teachers of Tomorrow, LLC(g), (h)	Education	Common Stock	750	750,000	919,680	0.7%
Texas Teachers of Tomorrow, LLC	Education	Second Lien Term Loan (L+9.75%), 10.80% Cash, 6/2/2021	$10,000,000	9,918,572	10,000,000	7.9%

		Total Education		11,892,603	10,927,767	8.6%

TM Restaurant Group L.L.C.(g)	Food and Beverage	First Lien Term Loan (L+8.50%), 9.75% Cash, 7/17/2017	$9,358,694	9,331,446	8,422,825	6.6%

		Total Food and Beverage		9,331,446	8,422,825	6.6%

Censis Technologies, Inc.	Healthcare Services	First Lien Term Loan B (L+10.00%), 11.05% Cash, 7/24/2019	$11,100,000	10,977,689	10,940,160	8.6%
Censis Technologies, Inc.(g), (h)	Healthcare Services	Limited Partner Interests	999	999,000	886,772	0.7%
ComForCare Health Care	Healthcare Services	First Lien Term Loan (L+8.50%), 9.55% Cash, 1/31/2022	$10,500,000	10,398,957	10,395,000	8.2%
Roscoe Medical, Inc.(d), (g)	Healthcare Services	Common Stock	5,081	508,077	680,823	0.5%
Roscoe Medical, Inc.	Healthcare Services	Second Lien Term Loan 11.25% Cash, 9/26/2019	$4,200,000	4,155,827	4,179,000	3.3%
Ohio Medical, LLC(g)	Healthcare Services	Common Stock	5,000	500,000	288,800	0.2%
Ohio Medical, LLC	Healthcare Services	Senior Subordinated Note 12.00%, 7/15/2021	$7,300,000	7,238,831	6,989,750	5.5%
Zest Holdings, LLC(d)	Healthcare Services	Syndicated Loan (L+4.75%), 5.80% Cash, 8/17/2020	$4,136,911	4,085,888	4,183,658	3.3%

		Total Healthcare Services		38,864,269	38,543,963	30.3%

HMN Holdco, LLC	Media	First Lien Term Loan 12.00% Cash, 7/8/2021	$8,462,482	8,376,876	8,462,482	6.6%
HMN Holdco, LLC	Media	Delayed Draw First Lien Term Loan 12.00% Cash, 7/8/2021	$4,800,000	4,751,258	4,800,000	3.8%

Company	Industry	Investment Interest Rate/ Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
HMN Holdco, LLC(g)	Media	Class A Series, Expires 1/16/2025	4,264	61,647	294,770	0.2%
HMN Holdco, LLC(g)	Media	Class A Warrant, Expires 1/16/2025	30,320	438,353	1,706,410	1.3%
HMN Holdco, LLC(g)	Media	Warrants to Purchase Limited Liability Company Interests (Common), Expires 5/16/2024	57,872	—	2,961,310	2.3%
HMN Holdco, LLC(g)	Media	Warrants to Purchase Limited Liability Company Interests (Preferred), Expires 5/16/2024	8,139	—	473,690	0.4%

		Total Media		13,628,134	18,698,662	14.6%

Elyria Foundry Company, L.L.C.(d), (g)	Metals	Common Stock	35,000	9,217,564	413,350	0.3%
Elyria Foundry Company, L.L.C.(d)	Metals	Second Lien Term Loan 15.00% PIK, 8/10/2022	$437,500	437,500	437,500	0.4%

		Total Metals		9,655,064	850,850	0.7%

Mercury Network, LLC	Real Estate	First Lien Term Loan (L+9.50%), 10.55% Cash, 8/24/2021	$15,773,875	15,644,382	15,773,875	12.4%
Mercury Network, LLC(g)	Real Estate	Common Stock	413,043	413,043	1,065,651	0.8%

		Total Real Estate		16,057,425	16,839,526	13.2%

Sub Total Non-control/Non-affiliated investments				251,198,896	242,531,514	190.5%

Control investments - 39.4%(b)
Easy Ice, LLC(g)	Business Services	Preferred Equity	5,080,000	8,000,000	8,000,000	6.3%
Easy Ice, LLC(d)(f)	Business Services	First Lien Term Loan (L+10.25%) 11.02% Cash, 1/15/2020	$26,680,000	26,464,162	26,680,000	20.9%

		Total Business Services		34,464,162	34,680,000	27.2%

Saratoga Investment Corp. CLO 2013-1, Ltd.(a), (d), (e), (f)	Structured Finance Securities	Other/Structured Finance Securities 14.87%, 10/20/2025	$30,000,000	10,319,374	10,950,249	8.7%
Saratoga Investment Corp. Class F Note(a), (d), (f)	Structured Finance Securities	Other/Structured Finance Securities (L+8.50%), 9.55%, 10/20/2025	$4,500,000	4,500,000	4,499,550	3.5%

		Total Structured Finance Securities		14,819,374	15,449,799	12.2%

Sub Total Control investments				49,283,536	50,129,799	39.4%

TOTAL INVESTMENTS - 229.9%(b)				$300,482,432	$292,661,313	229.9%

	Principal	Cost	Fair Value	% of Net Assets
Cash and cash equivalents and cash and cash equivalents, reserve accounts - 17.4%(b)
U.S. Bank Money Market(k)	$22,087,968	$22,087,968	$22,087,968	17.4%

Total cash and cash equivalents and cash and cash equivalents, reserve accounts	$22,087,968	$22,087,968	$22,087,968	17.4%

(a)	Represents a non-qualifying investment as defined under Section 55(a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 5.3% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $127,294,777 as of February 28, 2017.
(c)	Because there is no readily available market value for these investments, the fair values of these investments were determined using significant unobservable inputs and approved in good faith by our board of directors (see Note 3 to the consolidated financial statements).
(d)	These securities are pledged as collateral under a senior secured revolving credit facility (see Note 6 to the consolidated financial statements).

(e)	This investment does not have a stated interest rate that is payable thereon. As a result, the 14.87% interest rate in the table above represents the effective interest rate currently earned on the investment cost and is based on the current cash interest and other income generated by the investment.
(f)	As defined in the Investment Company Act, we “Control” this portfolio company because we own more than 25% of the portfolio company’s outstanding voting securities. Transactions during the year ended February 28, 2017 in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions	Sales	Interest Income	Management Fee Income	Net Realized Gains (Losses)	Net Change in Unrealized Appreciation (Depreciation)
Easy Ice, LLC	$20,553,200	$—	$—	$217,362	$—	$—	$283,226
Saratoga Investment Corp. CLO 2013-1, Ltd.	$—	$—	$—	$1,941,914	$1,499,001	$—	$833,646
Saratoga Investment Corp. Class F Note	$4,500,000	$—	$—	$122,121	$—	$—	$(450)

(g)	Non-income producing at February 28, 2017.
(h)	Includes securities issued by an affiliate of the company.
(i)	The investment has an unfunded commitment as of February 28, 2017 (see Note 7 to the consolidated financial statements).
(j)	The entire commitment was unfunded at February 28, 2017. As such, no interest is being earned on this investment.
(k)	Included within cash and cash equivalents and cash and cash equivalents, reserve accounts in the Company’s consolidated statements of assets and liabilities as of February 28, 2017.

Saratoga Investment Corp.

Consolidated Statements of Changes in Net Assets

(unaudited)

	For the nine months ended November 30, 2017	For the nine months ended November 30, 2016
INCREASE FROM OPERATIONS:
Net investment income	$9,411,011	$8,561,204
Net realized gain (loss) from investments	(5,658,329)	12,299,899
Net change in unrealized appreciation (depreciation) on investments	8,394,254	(10,728,122)

Net increase in net assets from operations	12,146,936	10,132,981

DECREASE FROM SHAREHOLDER DISTRIBUTIONS:
Distributions declared	(8,323,545)	(8,472,209)

Net decrease in net assets from shareholder distributions	(8,323,545)	(8,472,209)

CAPITAL SHARE TRANSACTIONS:
Proceeds from issuance of common stock	5,985,282	—
Stock dividend distribution	1,825,036	4,125,696
Repurchases of common stock	—	(3,256,613)
Offering costs	(82,263)	—

Net increase in net assets from capital share transactions	7,728,055	869,083

Total increase in net assets	11,551,446	2,529,855
Net assets at beginning of period	127,294,777	125,149,875

Net assets at end of period	$138,846,223	$127,679,730

Net asset value per common share	$22.58	$22.21

Common shares outstanding at end of period	6,149,582	5,748,247

Distribution in excess of net investment income	$(26,649,881)	$(26,128,907)

See accompanying notes to consolidated financial statements.

Saratoga Investment Corp.

Consolidated Statements of Cash Flows

(unaudited)

	For the nine months ended November 30, 2017	For the nine months ended November 30, 2016
Operating activities
NET INCREASE IN NET ASSETS FROM OPERATIONS	$12,146,936	$10,132,981
ADJUSTMENTS TO RECONCILE NET INCREASE IN NET ASSETS FROM OPERATIONS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Payment-in-kind interest income	(1,637,083)	(433,609)
Net accretion of discount on investments	(481,356)	(408,557)
Amortization of deferred debt financing costs	741,195	775,707
Net realized (gain) loss from investments	5,658,329	(12,299,899)
Net change in unrealized (appreciation) depreciation on investments	(8,394,254)	10,728,122
Proceeds from sales and repayments of investments	45,554,971	94,691,232
Purchase of investments	(86,876,981)	(85,850,895)
(Increase) decrease in operating assets:
Interest receivable	5,490	(788,833)
Due from affiliate	—	(46,078)
Management and incentive fee receivable	(94,899)	(959)
Other assets	(389,811)	106,195
Receivable from unsettled trades	156,000	15,097
Increase (decrease) in operating liabilities:
Base management and incentive fees payable	(619,847)	338,491
Accounts payable and accrued expenses	491,660	(183,082)
Interest and debt fees payable	(781,890)	(453,760)
Payable for repurchases of common stock	—	(20,957)
Directors fees payable	(51,500)	19,500
Due to manager	(16,735)	59,603

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(34,589,775)	16,380,299

Financing activities
Borrowings on debt	46,500,000	9,000,000
Paydowns on debt	(23,500,000)	—
Payments of deferred debt financing costs	(1,204,517)	(644,845)
Proceeds from issuance of common stock	5,985,282	—
Payments of offering costs	(62,669)	—
Repurchases of common stock	—	(3,256,613)
Payments of cash dividends	(6,498,509)	(5,222,112)

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	21,219,587	(123,570)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS, RESERVE ACCOUNTS	(13,370,188)	16,256,729
CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS, RESERVE ACCOUNTS, BEGINNING OF PERIOD	22,087,968	7,034,783

CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS, RESERVE ACCOUNTS, END OF PERIOD	$8,717,780	$23,291,512

Supplemental information:
Interest paid during the period	$8,286,045	$6,784,922
Cash paid for taxes	$69,502	$158,294
Supplemental non-cash information:
Payment-in-kind interest income	$1,637,083	$433,609
Net accretion of discount on investments	$481,356	$408,557
Amortization of deferred debt financing costs	$741,195	$775,707
Stock dividend distribution	$1,825,036	$4,125,696

See accompanying notes to consolidated financial statements.

SARATOGA INVESTMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2017

(unaudited)

Note 1. Organization

Saratoga Investment Corp. (the “Company”, “we”, “our” and “us”) is a non-diversified closed end management investment company incorporated in Maryland that has elected to be treated and is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The Company commenced operations on March 23, 2007 as GSC Investment Corp. and completed the initial public offering (“IPO”) on March 28, 2007. The Company has elected to be treated as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code (the “Code”). The Company expects to continue to qualify and to elect to be treated, for tax purposes, as a RIC. The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation from its investments.

GSC Investment, LLC (the “LLC”) was organized in May 2006 as a Maryland limited liability company. As of February 28, 2007, the LLC had not yet commenced its operations and investment activities.

On March 21, 2007, the Company was incorporated and concurrently therewith the LLC was merged with and into the Company, with the Company as the surviving entity, in accordance with the procedure for such merger in the LLC’s limited liability company agreement and Maryland law. In connection with such merger, each outstanding limited liability company interest of the LLC was converted into a share of common stock of the Company.

On July 30, 2010, the Company changed its name from “GSC Investment Corp.” to “Saratoga Investment Corp.” in connection with the consummation of a recapitalization transaction.

The Company is externally managed and advised by the investment adviser, Saratoga Investment Advisors, LLC (the “Manager”), pursuant to a management agreement (the “Management Agreement”). Prior to July 30, 2010, the Company was managed and advised by GSCP (NJ), L.P.

The Company has established wholly-owned subsidiaries, SIA Avionte, Inc., SIA Easy Ice, LLC, SIA GH, Inc., SIA MAC, Inc., SIA Mercury, Inc., SIA TT, Inc., and SIA Vector, Inc., which are structured as Delaware entities, or tax blockers, to hold equity or equity-like investments in portfolio companies organized as limited liability companies, or LLCs (or other forms of pass through entities). Tax blockers are consolidated for accounting purposes, but are not consolidated for income tax purposes and may incur income tax expense as a result of their ownership of portfolio companies.

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP (“SBIC LP”), received a Small Business Investment Company (“SBIC”) license from the Small Business Administration (“SBA”).

On April 2, 2015, the SBA issued a “green light” letter inviting the Company to continue the application process to obtain a license to form and operate its second SBIC subsidiary. On September 27, 2016, the SBA informed us that as part of their continued review of our application for a second license, and in order to ensure that they were reviewing the most current information available, we would need to update all previously submitted materials and invited us to reapply. As a result of this request, with which we are in the process of complying, the existing “green light” letter that the SBA issued to us has expired. If approved in the future, a second SBIC license would provide us an incremental source of long-term capital by permitting us to issue up to $150.0 million of additional SBA-guaranteed debentures in addition to the $150.0 million already approved under the first license.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles (“U.S. GAAP”), are stated in U.S. Dollars and include the accounts of the Company and its special purpose financing subsidiary, Saratoga Investment Funding, LLC (previously known as GSC Investment Funding LLC), SBIC LP, SIA Avionte, Inc., SIA Easy Ice, LLC, SIA GH, Inc., SIA MAC, Inc., SIA Mercury, Inc., SIA TT, Inc., and SIA Vector, Inc. All intercompany accounts and transactions have been eliminated in consolidation. All references made to the “Company,” “we,” and “us” herein include Saratoga Investment Corp. and its consolidated subsidiaries, except as stated otherwise.

The Company and SBIC LP are both considered to be investment companies for financial reporting purposes and have applied the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, Financial Services—Investment Companies (“ASC 946”). There have been no changes to the Company or SBIC LP’s status as investment companies during the nine months ended November 30, 2017.

Use of Estimates in the Preparation of Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and income, gains (losses) and expenses during the period reported. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market fund. Cash and cash equivalents are carried at cost which approximates fair value. Per section 12(d)(1)(A) of the 1940 Act, the Company may not invest in another registered investment company such as, a money market fund if such investment would cause the Company to exceed any of the following limitations:

•	we were to own more than 3.0% of the total outstanding voting stock of the money market fund;

•	we were to hold securities in the money market fund having an aggregate value in excess of 5.0% of the value of our total assets, except as allowed pursuant to Rule 12d1-1 of Section 12(d)(1) of the 1940 Act which is designed to permit “cash sweep” arrangements rather than investments directly in short-term instruments; or

•	we were to hold securities in money market funds and other registered investment companies and BDCs having an aggregate value in excess of 10.0% of the value of our total assets.

As of November 30, 2017, the Company did not exceed any of these limitations.

Cash and Cash Equivalents, Reserve Accounts

Cash and cash equivalents, reserve accounts include amounts held in designated bank accounts in the form of cash and short-term liquid investments in money market funds, representing payments received on secured investments or other reserved amounts associated with the Company’s $45.0 million senior secured revolving credit facility with Madison Capital Funding LLC. The Company is required to use these amounts to pay interest expense, reduce borrowings, or pay other amounts in accordance with the terms of the senior secured revolving credit facility.

In addition, cash and cash equivalents, reserve accounts also include amounts held in designated bank accounts, in the form of cash and short-term liquid investments in money market funds, within our wholly-owned subsidiary, SBIC LP.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and early adoption is permitted and is to be applied on a retrospective basis. The Company has adopted the provisions of ASU 2016-18 as of November 30, 2016. The adoption of the provisions of ASU 2016-18 did not materially impact the Company’s consolidated financial position or results of operations. Prior period amounts were reclassified to conform to the current period presentation.

The following table provides a reconciliation of cash and cash equivalents and cash and cash equivalents, reserve accounts reported within the consolidated statements of assets and liabilities that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	November 30, 2017	November 30, 2016
Cash and cash equivalents	$680,065	$5,770,230
Cash and cash equivalents, reserve accounts	8,037,715	17,521,282

Total cash and cash equivalents, and cash and cash equivalents, reserve accounts	$8,717,780	$23,291,512

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which we own more than 25.0% of the voting securities or maintain greater than 50.0% of the board representation. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which we own between 5.0% and 25.0% of the voting securities. Under the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Investment Valuation

The Company accounts for its investments at fair value in accordance with the FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 requires the Company to assume that its investments are to be sold at the balance sheet date in the principal market to independent market participants, or in the absence of a principal market, in the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

Investments for which market quotations are readily available are fair valued at such market quotations obtained from independent third party pricing services and market makers subject to any decision by our board of directors to approve a fair value determination to reflect significant events affecting the value of these investments. We value investments for which market quotations are not readily available at fair value as approved, in good faith, by our board of directors based on input from our Manager, the audit committee of our board of directors and a third party independent valuation firm. Determinations of fair value may involve subjective judgments and estimates. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, market yield trend analysis, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	Each investment is initially valued by the responsible investment professionals of Saratoga Investment Advisors and preliminary valuation conclusions are documented and discussed with our senior management; and

•	An independent valuation firm engaged by our board of directors independently reviews a selection of these preliminary valuations each quarter so that the valuation of each investment for which market quotes are not readily available is reviewed by the independent valuation firm at least once each fiscal year.

In addition, all our investments are subject to the following valuation process:

•	The audit committee of our board of directors reviews and approves each preliminary valuation and our Manager and independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

•	Our board of directors discusses the valuations and approves the fair value of each investment, in good faith, based on the input of our Manager, independent valuation firm (to the extent applicable) and the audit committee of our board of directors.

The Company’s investment in Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”) is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for equity interests in collateralized loan obligation funds similar to Saratoga CLO, when available, as determined by our Manager and recommended to our board of directors. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for the valuation of our investment in Saratoga CLO. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated valuations. The assumptions are based on available market data and projections provided by third parties as well as management estimates. The Company uses the output from the Intex models (i.e., the estimated cash flows) to perform a discounted cash flow analysis on expected future cash flows to determine a valuation for our investment in Saratoga CLO.

Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The determination of fair value may differ materially from the values that would have been used if a ready market for these investments existed. The Company’s net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires recognizing all derivative instruments as either assets or liabilities on the consolidated statements of assets and liabilities at fair value. The Company values derivative contracts at the closing fair value provided by the counterparty. Changes in the values of derivative contracts are included in the consolidated statements of operations.

Investment Transactions and Income Recognition

Purchases and sales of investments and the related realized gains or losses are recorded on a trade-date basis. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on its investments when it is determined that interest is no longer collectible. Discounts and premiums on investments purchased are accreted/amortized over the life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums on investments.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as a reduction in principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although we may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection.

Interest income on our investment in Saratoga CLO is recorded using the effective interest method in accordance with the provisions of ASC Topic 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, (“ASC 325-40”), based on the anticipated yield and the estimated cash flows over the projected life of the investment. Yields are revised when there are changes in actual or estimated cash flows due to changes in prepayments and/or re-investments, credit losses or asset pricing. Changes in estimated yield are recognized as an adjustment to the estimated yield over the remaining life of the investment from the date the estimated yield was changed.

Other Income

Other income includes dividends received, origination fees, structuring fees and advisory fees, and is recorded in the consolidated statements of operations when earned.

Payment-in-Kind Interest

The Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We stop accruing PIK interest if we do not expect the issuer to be able to pay all principal and interest when due. At November 30, 2017, certain investments in two portfolio companies were on non-accrual status with a combined fair value of approximately $8.3 million, or 2.4% of the total fair value of our portfolio.

Deferred Debt Financing Costs

Financing costs incurred in connection with our credit facility and notes are deferred and amortized using the straight line method over the life of the respective facility and debt securities. Financing costs incurred in connection with our SBA debentures are deferred and amortized using the effective yield method over the life of the debentures.

ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has adopted the provisions of ASU 2015-03 as of February 28, 2015, by reclassifying deferred debt financing costs from within total assets to within total liabilities as a contra-liability. Prior period amounts were reclassified to conform to the current period presentation.

Contingencies

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote. Therefore, the Company has not accrued any liabilities in connection with such indemnifications.

In the ordinary course of business, the Company may directly or indirectly be a defendant or plaintiff in legal actions with respect to bankruptcy, insolvency or other types of proceedings. Such lawsuits may involve claims that could adversely affect the value of certain financial instruments owned by the Company.

Income Taxes

The Company elected to be treated for tax purposes as a RIC under the Code and, among other things, intends to make the requisite distributions to its stockholders which will relieve the Company from federal income taxes. Therefore, no provision has been recorded for federal income taxes.

In order to qualify as a RIC, among other requirements, the Company is required to timely distribute to its stockholders at least 90.0% of its investment company taxable income, as defined by the Code, for each fiscal tax year. The Company will be subject to a nondeductible U.S. federal excise tax of 4.0% on undistributed income if it does not distribute at least 98.0% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31.

Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a 4.0% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

In accordance with certain applicable U.S. Treasury regulations and private letter rulings issued by the Internal Revenue Service (“IRS”), a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all stockholders, which limitation must be at least 20.0% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20.0% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.

ASC 740, Income Taxes, (“ASC 740”), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense on the consolidated statements of operations. During the fiscal year ended February 28, 2017, the Company did not incur any interest or penalties. Although we file federal and state tax returns, our major tax jurisdiction is federal. The 2014, 2015 and 2016 federal tax years for the Company remain subject to examination by the IRS. As of November 30, 2017 and February 28, 2017, there were no uncertain tax positions. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

Dividends

Dividends to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend is determined by the board of directors. Net realized capital gains, if any, are generally distributed at least annually, although we may decide to retain such capital gains for reinvestment.

We have adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of our dividend distributions on behalf of our stockholders unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of the DRIP by the dividend record date will have their cash dividends automatically reinvested into additional shares of our common stock, rather than receiving the cash dividends. We have the option to satisfy the share requirements of the DRIP through the issuance of new shares of common stock or through open market purchases of common stock by the DRIP plan administrator.

Capital Gains Incentive Fee

The Company records an expense accrual on the consolidated statements of operations, relating to the capital gains incentive fee payable on the consolidated statements of assets and liabilities, by the Company to its investment adviser when the net realized and unrealized gain on its investments exceed all net realized and unrealized capital losses on its investments given the fact that a capital gains incentive fee would be owed to the investment adviser if the Company were to liquidate its investment portfolio at such time. The actual incentive fee payable to the Company’s investment adviser related to capital gains will be determined and payable in arrears at the end of each fiscal year and will include only realized capital gains net of realized and unrealized losses for the period.

New Accounting Pronouncements

In March 2017, the FASB issued ASU 2017-08, Receivables—Nonrefundable Fees and Other Costs (Subtopic 310-20), Premium Amortization on Purchased Callable Debt Securities (“ASU 2017-08”) which amends the amortization period for certain purchased callable debt securities held at a premium, shortening such period to the earliest call date. ASU 2017-08 does not require any accounting change for debt securities held at a discount; the discount continues to be amortized to maturity. ASU 2017-08 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. Management is currently evaluating the impact ASU 2016-15 will have on the Company’s consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Amendments to the Leases (“ASU Topic 842”), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the statement of financial position. The lease cost will be allocated over the lease term on a straight-line basis. This guidance is effective for annual and interim periods beginning after December 15, 2018. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. Management is currently evaluating the impact the adoption of this standard has on the Company’s consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In May 2016, ASU 2016-12 amended ASU 2014-09 and deferred the effective period for annual periods beginning after December 15, 2017. Management has concluded that the majority of its revenues associated with financial instruments are scoped out of ASC 606. Management is evaluating the impact of the standard on certain other income earned by the Company.

Risk Management

In the ordinary course of its business, the Company manages a variety of risks, including market risk and credit risk. Market risk is the risk of potential adverse changes to the value of investments because of changes in market conditions such as interest rate movements and volatility in investment prices.

Credit risk is the risk of default or non-performance by portfolio companies, equivalent to the investment’s carrying amount.

The Company is also exposed to credit risk related to maintaining all of its cash and cash equivalents, including those in reserve accounts, at a major financial institution and credit risk related to any of its derivative counterparties.

The Company has investments in lower rated and comparable quality unrated high yield bonds and bank loans. Investments in high yield investments are accompanied by a greater degree of credit risk. The risk of loss due to default by the issuer is significantly greater for holders of high yield securities, because such investments are generally unsecured and are often subordinated to other creditors of the issuer.

Note 3. Investments

As noted above, the Company values all investments in accordance with ASC 820. ASC 820 requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the observability of the inputs used to determine fair values. Investments carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2—Valuations based on inputs other than quoted prices in active markets, which are either directly or indirectly observable.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by a disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors that is consistent with ASC 820 and the 1940 Act (see Note 2). Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

The following table presents fair value measurements of investments, by major class, as of November 30, 2017 (dollars in thousands), according to the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Syndicated loans	$—	$—	$9,001	$9,001
First lien term loans	—	—	185,661	185,661
Second lien term loans	—	—	99,427	99,427
Structured finance securities	—	—	16,313	16,313
Equity interests	—	—	28,436	28,436

Total	$—	$—	$338,838	$338,838

The following table presents fair value measurements of investments, by major class, as of February 28, 2017 (dollars in thousands), according to the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Syndicated loans	$—	$—	$9,823	$9,823
First lien term loans	—	—	159,097	159,097
Second lien term loans	—	—	87,750	87,750
Structured finance securities	—	—	15,450	15,450
Equity interests	—	—	20,541	20,541

Total	$—	$—	$292,661	$292,661

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the nine months ended November 30, 2017 (dollars in thousands):

	Syndicated loans	First lien term loans	Second lien term loans	Structured finance securities	Equity interests	Total
Balance as of February 28, 2017	$9,823	$159,097	$87,750	$15,450	$20,541	$292,661
Net change in unrealized appreciation (depreciation) on investments	(9)	315	2,250	1,991	3,847	8,394
Purchases and other adjustments to cost	14	81,918	4,143	—	2,921	88,996
Sales and repayments	(773)	(13,228)	(27,023)	(1,128)	(3,403)	(45,555)
Net realized gain (loss) from investments	(54)	13	(7,530)	—	1,913	(5,658)
Restructures in	—	—	39,837	—	2,617	42,454
Restructures out	—	(42,454)	—	—	—	(42,454)

Balance as of November 30, 2017	$9,001	$185,661	$99,427	$16,313	$28,436	$338,838

Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$(9)	$452	$81	$1,991	$4,500	$7,015

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales and repayments represent net proceeds received from investments sold, and principal paydowns received, during the period.

Transfers and restructurings, if any, are recognized at the beginning of the period in which they occur.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the nine months ended November 30, 2016 (dollars in thousands):

	Syndicated loans	First lien term loans	Second lien term loans	Structured finance securities	Equity interests	Total
Balance as of February 29, 2016	$11,868	$144,643	$88,178	$12,828	$26,479	$283,996
Net change in unrealized appreciation (depreciation) on investments	2,221	(174)	290	20	(13,085)	(10,728)
Purchases and other adjustments to cost	56	69,671	10,996	4,500	1,470	86,693
Sales and redemptions	(4,571)	(54,033)	(19,500)	(2,082)	(14,505)	(94,691)
Net realized gain from investments	53	353	231	—	11,663	12,300

Balance as of November 30, 2016	$9,627	$160,460	$80,195	$15,266	$12,022	$277,570

Net change in unrealized appreciation (depreciation) for the period relating to those Level 3 assets that were still held by the Company at the end of the period:	$1,075	$204	$(500)	$20	$(1,981)	$(1,182)

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales and repayments represent net proceeds received from investments sold, and principal paydowns received, during the period.

Transfers and restructurings, if any, are recognized at the beginning of the period in which they occur.

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of November 30, 2017 were as follows (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range
Syndicated loans	$9,001	Market Comparables	Third-Party Bid (%)	94.0% - 100.6%
First lien term loans	185,661	Market Comparables	Market Yield (%)	5.9% - 13.4%
			EBITDA Multiples (x)	3.0x - 5.5x
			Third-Party Bid (%)	100.1% - 100.3%
Second lien term loans	99,427	Market Comparables	Market Yield (%)	9.2% - 15.5%
			Third-Party Bid (%)	97.9% - 99.9%
			EBITDA Multiples (x)	5.0x
Structured finance securities	16,313	Discounted Cash Flow	Discount Rate (%)	8.5% - 14.0%
Equity interests	28,436	Market Comparables	EBITDA Multiples (x)	3.7x - 14.0x

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of February 28, 2017 were as follows (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range
Syndicated loans	$9,823	Market Comparables	Third-Party Bid (%)	100.5% - 101.1%
First lien term loans	159,097	Market Comparables	Market Yield (%)	6.3% - 39.0%
			EBITDA Multiples (x)	3.0x - 10.3x
			Third-Party Bid (%)	100.0% - 100.2%
Second lien term loans	87,750	Market Comparables	Market Yield (%)	10.1% - 26.4%
			Third-Party Bid (%)	97.6% - 99.9%
Structured finance securities	15,450	Discounted Cash Flow	Discount Rate (%)	8.5% - 13.0%
Equity interests	20,541	Market Comparables	EBITDA Multiples (x)	3.7x - 12.0x

For investments utilizing a market comparables valuation technique, a significant increase (decrease) in the market yield, in isolation, would result in a significantly lower (higher) fair value measurement, and a significant increase (decrease) in any of the EBITDA or revenue valuation multiples, in isolation, would result in a significantly higher (lower) fair value measurement. For investments utilizing a discounted cash flow valuation technique, a significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement. For investments utilizing a market quote in deriving a value, a significant increase (decrease) in the market quote, in isolation, would result in a significantly higher (lower) fair value measurement.

The composition of our investments as of November 30, 2017, at amortized cost and fair value was as follows (dollars in thousands):

	Investments at Amortized Cost	Amortized Cost Percentage of Total Portfolio	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Syndicated loans	$8,856	2.6%	$9,001	2.7%
First lien term loans	187,030	55.3	185,661	54.8
Second lien term loans	99,736	29.5	99,427	29.3
Structured finance securities	13,692	4.0	16,313	4.8
Equity interests	28,951	8.6	28,436	8.4

Total	$338,265	100.0%	$338,838	100.0%

The composition of our investments as of February 28, 2017, at amortized cost and fair value was as follows (dollars in thousands):

	Investments at Amortized Cost	Amortized Cost Percentage of Total Portfolio	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Syndicated loans	$9,669	3.2%	$9,823	3.4%
First lien term loans	160,436	53.4	159,097	54.3
Second lien term loans	90,655	30.2	87,750	30.0
Structured finance securities	14,819	4.9	15,450	5.3
Equity interests	24,903	8.3	20,541	7.0

Total	$300,482	100.0%	$292,661	100.0%

For loans and debt securities for which market quotations are not available, we determine their fair value based on third party indicative broker quotes, where available, or the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale using a market yield valuation methodology. In applying the market yield valuation methodology, we determine the fair value based on such factors as market participant assumptions including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. If, in our judgment, the market yield methodology is not sufficient or appropriate, we may use additional methodologies such as an asset liquidation or expected recovery model.

For equity securities of portfolio companies and partnership interests, we determine the fair value based on the market approach with value then attributed to equity or equity like securities using the enterprise value waterfall valuation methodology. Under the enterprise value waterfall valuation methodology, we determine the enterprise fair value of the portfolio company and then waterfall the enterprise value over the portfolio company’s securities in order of their preference relative to one another. To estimate the enterprise value of the portfolio company, we weigh some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, we may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities. We also take into account historical and anticipated financial results.

Our investment in Saratoga CLO is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for equity interests in collateralized loan obligation funds similar to Saratoga CLO, when available, as determined by our Manager and recommended to our board of directors. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for the valuation of our investment in Saratoga CLO. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated valuations. The assumptions are based on available market data and projections provided by third parties as well as management estimates. In connection with the refinancing of the Saratoga CLO liabilities, we ran Intex models based on assumptions about the refinanced Saratoga CLO’s structure, including capital structure, cost of liabilities and reinvestment period. We use the output from the Intex models (i.e., the estimated cash flows) to perform a discounted cash flow analysis on expected future cash flows to determine a valuation for our investment in Saratoga CLO at November 30, 2017. The significant inputs at November 30, 2017 for the valuation model include:

•	Default rates: 2.0%

•	Recovery rates: 35-70%

•	Discount rate: 14.0%

•	Prepayment rate: 20.0%

•	Reinvestment rate / price: L+350bps / $99.75

Note 4. Investment in Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”)

On January 22, 2008, the Company invested $30.0 million in all of the outstanding subordinated notes of GSC Investment Corp. CLO 2007, Ltd., a collateralized loan obligation fund managed by the Company that invests primarily in senior secured loans. Additionally, the Company entered into a collateral management agreement with GSC Investment Corp. CLO 2007, Ltd. pursuant to which we act as collateral manager to it. The Saratoga CLO was initially refinanced in October 2013 and its reinvestment period ended in October 2016. On November 15, 2016, the Company completed the second refinancing of the Saratoga CLO. The Saratoga CLO refinancing, among other things, extended its reinvestment period to October 2018, and extended its legal maturity date to October 2025. Following the refinancing, the Saratoga CLO portfolio remained at the same size and with a similar capital structure of approximately $300.0 million in aggregate principal amount of predominantly senior secured first lien term loans. In addition to refinancing its liabilities, we also purchased $4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of LIBOR plus 8.5%.

The Saratoga CLO remains 100.0% owned and managed by Saratoga Investment Corp. Following the refinancing, the Company receives a base management fee of 0.10% and a subordinated management fee of 0.40% of the fee basis amount at the beginning of the collection period, paid quarterly to the extent of available proceeds. The Company is also entitled to an incentive management fee equal to 20.0% of excess cash flow to the extent the Saratoga CLO subordinated notes receive an internal rate of return paid in cash equal to or greater than 12.0%. For the three months ended November 30, 2017 and November 30, 2016, we accrued $0.4 million and $0.4 million in management fee income, respectively, and $0.7 million and $0.5 million in interest income, respectively, from Saratoga CLO. For the nine months ended November 30, 2017 and November 30, 2016, we accrued $1.1 million and $1.1 million in management fee income, respectively, and $1.7 million and $1.6 million in interest income, respectively, from Saratoga CLO. For the three and nine months ended November 30, 2017, we accrued $0.2 million and $0.5 million, respectively, related to the incentive management fee from Saratoga CLO. For the three and nine months ended November 30, 2016, we did not accrue any amounts related to the incentive management fee from Saratoga CLO as the 12.0% hurdle rate had not yet been achieved.

As of November 30, 2017, the Company determined that the fair value of its investment in the subordinated notes of Saratoga CLO was $11.8 million. The Company determines the fair value of its investment in the subordinated notes of Saratoga CLO based on the present value of the projected future cash flows of the subordinated notes over the life of Saratoga CLO. As of November 30, 2017, Saratoga CLO had investments with a principal balance of $308.6 million and a weighted average spread over LIBOR of 4.0%, and had debt with a principal balance of $282.4 million with a weighted average spread over LIBOR of 2.4%. As a result, Saratoga CLO earns a “spread” between the interest income it receives on its investments and the interest expense it pays on its debt and other operating expenses, which is distributed quarterly to the Company as the holder of its subordinated notes. At November 30, 2017, the present value of the projected future cash flows of the subordinated notes was approximately $12.1 million, using a 14.0% discount rate. Saratoga Investment Corp. invested $32.8 million into the CLO since January 2008, and to date has since received distributions of $52.2 million, management fees of $17.6 million, and incentive fees of $0.5 million.

Below is certain financial information from the separate financial statements of Saratoga CLO as of November 30, 2017 (unaudited) and February 28, 2017 and for the three and nine months ended November 30, 2017 (unaudited) and November 30, 2016 (unaudited).

Saratoga Investment Corp. CLO 2013-1, Ltd.

Statements of Assets and Liabilities

	As of
	November 30, 2017	February 28, 2017
	(unaudited)
ASSETS
Investments
Fair Value Loans (amortized cost of $306,065,537 and $294,270,284, respectively)	$302,689,881	$292,437,930
Fair Value Other/Structured finance securities (cost of $3,531,218 and $3,531,218, respectively)	4,316	22,718

Total investments at fair value (amortized cost of $309,596,755 and $297,801,502 respectively)	302,694,197	292,460,648
Cash and cash equivalents	4,971,935	13,046,555
Receivable from open trades	5,502,706	1,505,000
Interest receivable	1,372,574	1,443,865
Other assets	—	6,049

Total assets	$314,541,412	$308,462,117

LIABILITIES
Interest payable	$1,180,464	$1,031,457
Payable from open trades	15,409,509	9,431,552
Accrued base management fee	34,329	34,221
Accrued subordinated management fee	137,315	136,885
Accrued incentive fee	94,361	—
Class A-1 Notes—SIC CLO 2013-1, Ltd.	170,000,000	170,000,000
Class A-2 Notes—SIC CLO 2013-1, Ltd.	20,000,000	20,000,000
Class B Notes—SIC CLO 2013-1, Ltd.	44,800,000	44,800,000
Class C Notes—SIC CLO 2013-1, Ltd.	16,000,000	16,000,000
Discount on Class C Notes—SIC CLO 2013-1, Ltd.	(70,593)	(77,383)
Class D Notes—SIC CLO 2013-1, Ltd.	14,000,000	14,000,000
Discount on Class D Notes—SIC CLO 2013-1, Ltd.	(327,726)	(359,249)
Class E Notes—SIC CLO 2013-1, Ltd.	13,100,000	13,100,000
Class F Notes—SIC CLO 2013-1, Ltd.	4,500,000	4,500,000
Deferred debt financing costs, SIC CLO 2013-1, Ltd. Notes	(1,045,630)	(1,161,590)
Subordinated Notes	30,000,000	30,000,000

Total liabilities	$327,812,029	$321,435,893

Commitments and contingencies
NET ASSETS
Ordinary equity, par value $1.00, 250 ordinary shares authorized, 250 and 250 issued and outstanding, respectively	$250	$250
Accumulated loss	(12,974,026)	(21,557,618)
Net gain (loss)	(296,841)	8,583,592

Total net assets	(13,270,617)	(12,973,776)

Total liabilities and net assets	$314,541,412	$308,462,117

Saratoga Investment Corp. CLO 2013-1, Ltd.

Statements of Operations

(unaudited)

	For the three months ended November 30		For the nine months ended November 30
	2017	2016	2017	2016
INVESTMENT INCOME
Interest from investments	$4,178,651	$4,006,052	$12,307,120	$11,823,053
Interest from cash and cash equivalents	3,113	3,095	12,539	5,804
Other income	117,791	82,239	362,961	515,376

Total investment income	4,299,555	4,091,386	12,682,620	12,344,233

EXPENSES
Interest expense	3,461,049	2,457,705	10,396,665	9,347,508
Professional fees	78,048	39,694	131,155	79,120
Miscellaneous fee expense	36,350	25,974	66,309	48,365
Base management fee	75,289	167,592	225,617	541,763
Subordinated management fee	301,158	207,625	902,468	581,796
Incentive fees	209,434	—	477,087	—
Trustee expenses	41,025	30,871	115,740	95,398
Amortization expense	44,218	302,635	132,932	782,561
Loss on extinguishment of debt	—	6,641,915	—	6,641,915

Total expenses	4,246,571	9,874,011	12,447,973	18,118,426

NET INVESTMENT INCOME (LOSS)	52,984	(5,782,625)	234,647	(5,774,193)

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on investments	260,872	130,337	1,030,216	351,753
Net change in unrealized appreciation (depreciation) on investments	(202,856)	926,507	(1,561,704)	10,714,904

Net gain (loss) on investments	58,016	1,056,844	(531,488)	11,066,657

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$111,000	$(4,725,781)	$(296,841)	$5,292,464

Saratoga Investment Corp. CLO 2013-1 Ltd.

Schedule of Investments

November 30, 2017

(unaudited)

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Education Management II, LLC	Leisure Goods/Activities/Movies	A-1 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		6,692	$669,214	$40
Education Management II, LLC	Leisure Goods/Activities/Movies	A-2 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		18,975	1,897,538	114
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Common Stock	Equity	0.00%	0.00%	0.00%	0.00%		14,813	964,466	4,162
24 Hour Holdings III, LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.75%	1.00%	1.34%	5.09%	5/28/2021	$1,979,884	1,979,013	1,978,241
ABB Con-Cise Optical Group, LLC	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.00%	1.00%	1.32%	6.32%	6/15/2023	1,980,000	1,960,509	1,975,050
Acosta Holdco, Inc.	Media	Term Loan B1	Loan	3.25%	1.00%	1.35%	4.60%	9/26/2021	1,940,025	1,930,926	1,693,215
Advantage Sales & Marketing, Inc.	Services: Business	Delayed Draw Term Loan	Loan	3.25%	1.00%	1.38%	4.63%	7/25/2021	2,427,437	2,425,364	2,357,648
Aegis Toxicology Science Corporation	Healthcare & Pharmaceuticals	Term B Loan	Loan	4.50%	1.00%	1.33%	5.83%	2/24/2021	2,444,599	2,339,103	2,383,484
Agrofresh, Inc.	Food Services	Term Loan	Loan	4.75%	1.00%	1.34%	6.09%	7/30/2021	1,955,000	1,948,414	1,937,894
AI MISTRAL T/L (V. GROUP)	Utilities	Term Loan	Loan	3.00%	1.00%	1.35%	4.35%	3/11/2024	497,500	497,500	495,326
Akorn, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	1.38%	5.63%	4/16/2021	398,056	397,150	399,051
Albertson’s LLC	Retailers (Except Food and Drugs)	Term Loan B-4	Loan	2.75%	0.75%	1.35%	4.10%	8/25/2021	2,660,984	2,646,180	2,584,161
Alion Science and Technology Corporation	High Tech Industries	Term Loan B (First Lien)	Loan	4.50%	1.00%	1.35%	5.85%	8/19/2021	2,878,259	2,868,884	2,874,661
Almonde, Inc. (Misys)	High Tech Industries	Term Loan B	Loan	3.50%	1.00%	1.48%	4.98%	4/26/2024	997,500	992,816	996,522
ALPHA 3 T/L B1 (ATOTECH)	Chemicals/Plastics	Term Loan B 1	Loan	3.00%	1.00%	1.33%	4.33%	1/31/2024	249,375	248,786	250,934
Anchor Glass T/L (11/16)	Containers/Glass Products	Term Loan	Loan	2.75%	1.00%	1.25%	4.00%	12/7/2023	496,250	493,924	495,982
APCO Holdings, Inc.	Automotive	Term Loan	Loan	6.00%	1.00%	1.35%	7.35%	1/31/2022	1,844,054	1,804,819	1,797,953
Aramark Corporation	Food Products	U.S. Term F Loan	Loan	2.00%	0.00%	1.35%	3.35%	3/28/2024	1,612,143	1,612,143	1,618,688
Arctic Glacier U.S.A., Inc.	Beverage, Food & Tobacco	Term Loan B	Loan	4.25%	1.00%	1.24%	5.49%	3/20/2024	497,500	495,187	502,475
Argon Medical Devices, Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	3.75%	1.00%	1.34%	5.09%	10/28/2024	1,000,000	997,500	1,004,380
ASG Technologies Group, Inc.	High Tech Industries	Term Loan	Loan	4.75%	1.00%	1.35%	6.10%	7/31/2024	500,000	497,550	505,000
Aspen Dental Management, Inc.	Healthcare & Pharmaceuticals	Term Loan Initial	Loan	3.75%	1.00%	1.48%	5.23%	4/29/2022	1,969,830	1,965,966	1,989,528
Astoria Energy T/L B	Utilities	Term Loan	Loan	4.00%	1.00%	1.35%	5.35%	12/24/2021	1,458,457	1,445,778	1,463,022
Asurion, LLC (fka Asurion Corporation)	Insurance	Term Loan B4 (First Lien)	Loan	2.75%	0.00%	1.35%	4.10%	8/4/2022	2,379,723	2,368,448	2,389,647
Asurion, LLC (fka Asurion Corporation)	Insurance	Term Loan B5	Loan	3.00%	1.00%	1.35%	4.35%	11/3/2023	519,512	515,048	521,377
Avantor, Inc.	Chemicals/Plastics	Term Loan	Loan	4.00%	1.00%	1.29%	5.29%	11/21/2024	2,000,000	1,970,000	2,002,920
Avaya, Inc.	Services: Business	Exit Term Loan	Loan	4.75%	1.00%	1.34%	6.09%	11/8/2024	1,000,000	990,000	985,540
AVOLON TLB BORROWER 1 LUXEMBOURG S.A.R.L.	Capital Equipment	Term Loan B-2	Loan	2.25%	0.75%	1.28%	3.53%	3/21/2022	997,500	993,011	997,350

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Blackboard T/L B4	High Tech Industries	Term Loan B4	Loan	5.00%	1.00%	1.35%	6.35%	6/30/2021	2,970,000	2,950,694	2,894,265
Blount International, Inc.	Forest Products & Paper	Term Loan B	Loan	4.25%	1.00%	1.24%	5.49%	4/12/2023	500,000	498,780	504,585
Blucora, Inc.	High Tech Industries	Term Loan B	Loan	3.00%	1.00%	1.41%	4.41%	5/22/2024	933,333	928,675	936,255
BMC Software	Technology	Term Loan	Loan	4.00%	1.00%	1.33%	5.33%	9/12/2022	1,936,437	1,883,437	1,941,278
BMC Software T/L US	Technology	Term Loan	Loan	3.75%	1.00%	1.35%	5.10%	9/12/2022	585,494	576,235	585,828
Brickman Group Holdings, Inc.	Brokers/Dealers/Investment Houses	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	1.28%	4.28%	12/18/2020	1,424,189	1,415,112	1,430,242
Broadstreet Partners, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan B-1	Loan	3.75%	1.00%	1.35%	5.10%	11/8/2023	1,000,000	997,500	1,004,380
Cable One, Inc.	Telecommunications	Term Loan B	Loan	2.25%	0.00%	1.32%	3.57%	5/1/2024	498,750	498,187	498,750
California Resources Corporation	Oil & Gas	Term Loan	Loan	4.75%	1.00%	1.27%	6.02%	12/30/2022	1,000,000	980,000	982,760
Candy Intermediate Holdings, Inc.	Beverage, Food & Tobacco	Term Loan	Loan	4.50%	1.00%	1.35%	5.85%	6/15/2023	493,750	491,811	492,669
Canyon Valor Companies, Inc.	High Tech Industries	Term Loan B	Loan	4.25%	0.00%	1.33%	5.58%	6/16/2023	1,000,000	997,500	1,011,880
Capital Automotive L.P.	Conglomerate	Tranche B-1 Term Loan Facility	Loan	2.50%	1.00%	1.35%	3.85%	3/25/2024	484,168	481,881	485,137
Caraustar Industries Inc.	Forest Products & Paper	Term Loan B	Loan	5.50%	1.00%	1.33%	6.83%	3/14/2022	497,500	496,321	496,570
CareerBuilder, LLC	Services: Business	Term Loan	Loan	6.75%	1.00%	1.33%	8.08%	7/31/2023	2,500,000	2,429,964	2,418,750
CASA SYSTEMS T/L	Telecommunications	Term Loan	Loan	4.00%	1.00%	1.33%	5.33%	12/20/2023	1,488,750	1,475,555	1,498,055
Catalent Pharma Solutions, Inc	Drugs	Initial Term B Loan	Loan	2.25%	1.00%	1.35%	3.60%	5/20/2021	421,036	419,907	423,142
Cengage Learning Acquisitions, Inc.	Publishing	Term Loan	Loan	4.25%	1.00%	1.24%	5.49%	6/7/2023	1,464,371	1,449,727	1,392,441
CenturyLink, Inc.	Telecommunications	Term Loan B	Loan	2.75%	0.00%	1.35%	4.10%	1/31/2025	3,000,000	2,992,778	2,872,500
CH HOLD (CALIBER COLLISION) T/L	Automotive	Term Loan	Loan	3.00%	0.00%	1.35%	4.35%	2/1/2024	247,348	246,862	249,359
Charter Communications Operating, LLC	Cable and Satellite Television	Term F Loan	Loan	2.00%	0.00%	1.35%	3.35%	1/3/2021	1,597,024	1,592,194	1,601,624
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term G Loan	Loan	2.75%	1.00%	1.48%	4.23%	12/31/2019	612,172	602,823	595,448
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term H Loan	Loan	3.00%	1.00%	1.48%	4.48%	1/27/2021	1,133,925	1,102,761	1,085,880
CITGO Petroleum Corporation	Oil & Gas	Term Loan B	Loan	3.50%	1.00%	1.34%	4.84%	7/29/2021	1,949,798	1,934,085	1,919,576
Communications Sales & Leasing, Inc.	Telecommunications	Term Loan B (First Lien)	Loan	3.00%	1.00%	1.35%	4.35%	10/24/2022	1,955,287	1,945,009	1,879,520
Concordia Healthcare Corporation	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	1.35%	5.60%	10/21/2021	1,942,500	1,868,083	1,555,224
Consolidated Aerospace Manufacturing, LLC	Aerospace and Defense	Term Loan (First Lien)	Loan	3.75%	1.00%	1.35%	5.10%	8/11/2022	1,418,750	1,413,585	1,404,563
Consolidated Communications, Inc.	Telecommunications	Term Loan B-2	Loan	3.00%	1.00%	1.35%	4.35%	10/5/2023	499,385	496,966	490,541
CPI Acquisition Inc.	Technology	Term Loan B (First Lien)	Loan	4.50%	1.00%	1.46%	5.96%	8/17/2022	1,436,782	1,420,943	1,020,115
CT Technologies Intermediate Hldgs, Inc	Healthcare & Pharmaceuticals	Term Loan	Loan	4.25%	1.00%	1.35%	5.60%	12/1/2021	1,458,919	1,449,392	1,457,708
Culligan International Company-T/L	Conglomerate	Term Loan	Loan	3.50%	1.00%	1.35%	4.85%	12/13/2023	2,034,625	2,034,536	2,048,623

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Culligan International Company-T/L	Utilities	Incremental Term Loan B	Loan	3.50%	1.00%	1.35%	4.85%	12/13/2023	500,000	499,395	503,440
Cumulus Media Holdings Inc.	Broadcast Radio and Television	Term Loan	Loan	3.25%	1.00%	1.35%	4.60%	12/23/2020	448,889	446,756	387,248
Cypress Intermediate Holdings III, Inc.	Services: Business	Term Loan B	Loan	3.00%	1.00%	1.35%	4.35%	4/29/2024	498,750	497,567	499,373
Daseke Companies, Inc.	Transportation	Term Loan	Loan	5.00%	1.00%	1.41%	6.41%	2/27/2024	1,995,607	1,982,837	1,994,768
Dell International L.L.C.	High Tech Industries	Term Loan (01/17)	Loan	2.00%	0.75%	1.35%	3.35%	9/7/2023	1,500,000	1,498,865	1,500,105
Delta 2 (Lux) S.a.r.l.	Lodging & Casinos	Term Loan B-3	Loan	3.00%	1.00%	1.35%	4.35%	2/1/2024	1,500,000	1,497,143	1,507,185
DEX MEDIA, INC.	Media	Term Loan (07/16)	Loan	10.00%	1.00%	1.35%	11.35%	7/29/2021	33,047	33,047	33,874
DHX Media Ltd.	Media	Term Loan	Loan	3.75%	1.00%	1.35%	5.10%	12/29/2023	498,750	496,395	499,064
DJO Finance, LLC	Healthcare & Pharmaceuticals	Term Loan	Loan	3.25%	1.00%	1.35%	4.60%	6/8/2020	488,750	487,541	484,068
Dole Food Company, Inc.	Beverage, Food & Tobacco	Term Loan B	Loan	2.75%	1.00%	1.31%	4.06%	4/8/2024	496,875	494,564	498,326
Drew Marine Group, Inc.	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.25%	1.00%	1.35%	4.60%	11/19/2020	2,863,470	2,842,651	2,854,535
DTZ U.S. Borrower, LLC	Construction & Building	Term Loan B Add-on	Loan	3.25%	1.00%	1.48%	4.73%	11/4/2021	1,947,613	1,939,606	1,912,556
DUKE FINANCE (OM GROUP/VECTRA) T/L	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.25%	1.00%	1.33%	5.58%	2/21/2024	1,481,288	1,381,599	1,492,397
Eagletree-Carbide Acquisition Corp.	High Tech Industries	Term Loan	Loan	4.75%	1.00%	1.33%	6.08%	8/28/2024	2,000,000	1,980,464	2,005,000
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan A	Loan	4.50%	1.00%	1.35%	5.85%	7/2/2020	423,861	415,001	175,110
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan B (2.00% Cash/6.50% PIK)	Loan	1.00%	1.00%	6.50%	7.50%	7/2/2020	954,307	938,252	13,837
EIG Investors Corp.	High Tech Industries	Term Loan	Loan	4.00%	1.00%	1.46%	5.46%	2/9/2023	492,054	490,824	495,129
Emerald 2 Limited	Chemicals/Plastics	Term Loan B1A	Loan	4.00%	1.00%	1.33%	5.33%	5/14/2021	991,628	985,743	987,494
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.50%	1.00%	1.35%	4.85%	8/1/2021	480,295	478,943	482,696
Endo International plc	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	0.75%	1.38%	5.63%	4/29/2024	997,500	992,740	1,003,375
Engility Corporation	Aerospace and Defense	Term Loan B-1	Loan	2.75%	0.00%	1.35%	4.10%	8/12/2020	225,000	224,206	226,246
Equian, LLC	Services: Business	Term Loan B	Loan	3.75%	1.00%	1.29%	5.04%	5/20/2024	1,995,000	1,982,980	2,007,469
Evergreen Acqco 1 LP	Retailers (Except Food and Drugs)	New Term Loan	Loan	3.75%	1.25%	1.36%	5.11%	7/9/2019	947,625	944,801	858,387
EWT Holdings III Corp. (fka WTG Holdings III Corp.)	Industrial Equipment	Term Loan (First Lien)	Loan	3.75%	1.00%	1.33%	5.08%	1/15/2021	2,845,207	2,834,102	2,864,782
Extreme Reach, Inc.	Media	Term Loan B	Loan	6.25%	1.00%	1.34%	7.59%	2/7/2020	2,718,750	2,699,558	2,702,900
Federal-Mogul Corporation	Automotive	Tranche C Term Loan	Loan	3.75%	1.00%	1.35%	5.10%	4/15/2021	2,296,974	2,290,349	2,311,697
FinCo I LLC	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	2.75%	0.00%	0.00%	2.75%	6/14/2022	500,000	498,848	505,250
First Data Corporation	Financial Intermediaries	First Data T/L Ext (2021)	Loan	2.25%	0.00%	1.31%	3.56%	4/26/2024	1,741,492	1,659,279	1,741,805
First Eagle Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	3.00%	0.75%	1.36%	4.36%	12/1/2022	1,475,047	1,465,760	1,486,110
Fitness International, LLC	Leisure Goods/Activities/Movies	Term Loan B	Loan	3.50%	1.00%	1.35%	4.85%	7/1/2020	1,409,751	1,393,394	1,429,135
Frontier Communications Corporation	Telecommunications	Term Loan B	Loan	3.75%	0.75%	1.34%	5.09%	6/17/2024	1,995,000	1,904,428	1,899,001
General Nutrition Centers, Inc.	Retailers (Except Food and Drugs)	Amended Tranche B Term Loan	Loan	4.25%	0.75%	1.50%	5.75%	3/4/2019	2,047,169	2,044,907	1,897,050

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Global Tel*Link Corporation	Services: Business	Term Loan (First Lien)	Loan	4.00%	1.25%	1.33%	5.33%	5/26/2020	3,125,063	3,119,213	3,128,001
GLOBALLOGIC HOLDINGS INC TERM LOAN B	Services: Business	Term Loan B	Loan	4.50%	1.00%	1.33%	5.83%	6/20/2022	497,500	493,267	497,500
Goodyear Tire & Rubber Company, The	Chemicals/Plastics	Loan (Second Lien)	Loan	2.00%	0.00%	1.27%	3.27%	4/30/2019	1,833,333	1,824,919	1,837,147
Grosvenor Capital Management Holdings, LP	Brokers/Dealers/Investment Houses	Initial Term Loan	Loan	3.00%	1.00%	1.35%	4.35%	8/18/2023	994,962	990,319	995,380
Hargray Communications Group, Inc.	Media	Term Loan B	Loan	3.00%	1.00%	1.35%	4.35%	2/9/2022	997,500	995,040	997,191
Harland Clarke Holdings Corp. (fka Clarke American Corp.)	Publishing	Tranche B-4 Term Loan	Loan	4.75%	1.00%	1.32%	6.07%	11/3/2023	1,961,082	1,948,503	1,966,592
HD Supply Waterworks, Ltd.	Construction & Building	Term Loan	Loan	3.00%	1.00%	1.46%	4.46%	8/1/2024	500,000	498,803	502,815
Heartland Dental, LLC	Services: Consumer	Term Loan	Loan	4.75%	1.00%	1.34%	6.09%	7/31/2023	3,000,000	2,985,324	3,039,390
Helix Gen Funding, LLC	Utilities	Term Loan B	Loan	3.75%	1.00%	1.33%	5.08%	6/3/2024	475,821	473,827	478,557
Helix Acquisition Holdings, Inc.	Utilities	Term Loan B	Loan	4.00%	1.00%	1.33%	5.33%	9/30/2024	1,000,000	995,075	1,009,380
Help/Systems Holdings, Inc.	High Tech Industries	Term Loan	Loan	4.50%	1.00%	1.33%	5.83%	10/8/2021	1,345,968	1,297,550	1,349,332
Hemisphere Media Holdings, LLC	Media	Term Loan B	Loan	3.50%	0.00%	1.35%	4.85%	2/14/2024	2,481,250	2,492,514	2,360,289
Herbalife T/L B (HLF Financing)	Drugs	Term Loan B	Loan	5.50%	0.75%	1.24%	6.74%	2/15/2023	1,925,000	1,912,772	1,918,590
Hercules Achievement Holdings, Inc.	Retailers (Except Food and Drugs)	Term Loan B	Loan	3.50%	1.00%	1.24%	4.74%	12/10/2021	244,962	243,231	246,493
Highline Aftermarket Acquisition, LLC	Automotive	Term Loan B	Loan	4.25%	1.00%	1.38%	5.63%	3/15/2024	957,198	952,412	961,984
Hoffmaster Group, Inc.	Containers/Glass Products	Term Loan	Loan	4.50%	1.00%	1.33%	5.83%	11/21/2023	992,500	995,827	998,703
Hostess Brands, LLC	Beverage, Food & Tobacco	Term Loan B (First Lien)	Loan	2.25%	0.75%	1.35%	3.60%	8/3/2022	1,482,559	1,478,894	1,484,101
HUB International Limited	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	3.00%	1.00%	1.41%	4.41%	10/2/2022	216	216	217
Husky Injection Molding Systems Ltd.	Services: Business	Term Loan B	Loan	3.25%	1.00%	1.35%	4.60%	6/30/2021	418,923	417,231	421,253
Hyland Software, Inc.	High Tech Industries	Term Loan B	Loan	3.25%	0.75%	1.35%	4.60%	7/1/2022	997,494	995,010	1,006,222
Hyperion Refinance T/L	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.00%	1.00%	1.38%	5.38%	4/29/2022	1,872,588	1,852,507	1,888,186
ICSH Parent, Inc.	Containers/Glass Products	Term Loan	Loan	3.50%	1.00%	1.38%	4.88%	4/29/2024	847,059	843,042	850,235
ICSH Parent, Inc.	Containers/Glass Products	Delayed Draw Term Loan	Loan	3.50%	1.00%	1.48%	4.98%	4/29/2024	59,245	59,245	59,467
Idera, Inc.	High Tech Industries	Term Loan B	Loan	5.00%	1.00%	1.35%	6.35%	6/28/2024	1,686,682	1,669,815	1,686,682
IG Investments Holdings, LLC	Services: Business	Term Loan	Loan	3.50%	1.00%	1.39%	4.89%	10/29/2021	3,423,936	3,404,509	3,445,336
Infor US (Lawson) T/L B-6	Services: Business	Term Loan B-6	Loan	2.75%	1.00%	1.33%	4.08%	2/1/2022	1,601,753	1,589,416	1,599,750
Informatica Corporation	High Tech Industries	Term Loan B	Loan	3.50%	1.00%	1.33%	4.83%	8/5/2022	483,195	482,323	484,176
Inmar, Inc.	Services: Business	Term Loan B	Loan	3.50%	1.00%	1.42%	4.92%	5/1/2024	498,750	493,978	499,583
J. Crew Group, Inc.	Retailers (Except Food and Drugs)	Term B-1 Loan Retired 03/05/2014	Loan	3.22%	1.00%	1.35%	4.57%	3/5/2021	832,627	832,627	479,802
J.Jill Group, Inc.	Retailers (Except Food and Drugs)	Term Loan (First Lien)	Loan	5.00%	1.00%	1.38%	6.38%	5/9/2022	874,524	871,494	807,841
Kinetic Concepts, Inc.	Healthcare & Pharmaceuticals	Term Loan F-1	Loan	3.25%	1.00%	1.33%	4.58%	2/2/2024	2,394,000	2,383,432	2,385,525
Koosharem, LLC	Services: Business	Term Loan	Loan	6.50%	1.00%	1.33%	7.83%	5/15/2020	2,912,638	2,899,212	2,798,549

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Lannett Company, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.38%	1.00%	1.35%	6.72%	11/25/2022	2,811,486	2,762,882	2,811,486
LEARFIELD COMMUNICATIONS INITIAL T/L (A-L PARENT)	Healthcare & Pharmaceuticals	Initial Term Loan (A-L Parent)	Loan	3.25%	1.00%	1.35%	4.60%	12/1/2023	496,250	494,144	498,111
Legalzoom.com, Inc.	Services: Consumer	Term Loan B	Loan	4.50%	1.00%	1.44%	5.94%	11/21/2024	1,000,000	990,000	997,500
Lighthouse Network	Utilities	Term Loan C	Loan	4.50%	1.00%	1.35%	5.85%	1/30/2024	1,000,000	995,000	995,000
Lightstone Generation T/L C	Utilities	Term Loan B Refinancing	Loan	4.50%	1.00%	1.35%	5.85%	1/30/2024	930,362	913,161	932,781
Lightstone Generation T/L B	Utilities	Term Loan C	Loan	4.50%	1.00%	1.35%	5.85%	1/30/2024	57,971	56,898	58,122
Limetree Bay Terminals T/L (01/17)	Oil & Gas	Term Loan	Loan	4.00%	1.00%	1.28%	5.28%	2/15/2024	497,500	492,585	490,660
Liquidnet Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	4.25%	1.00%	1.35%	5.60%	7/15/2024	493,750	488,964	494,984
LPL Holdings, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan B (2022)	Loan	2.25%	0.00%	1.33%	3.58%	9/23/2024	1,745,625	1,741,435	1,749,256
McAfee, LLC	Services: Business	Term Loan B	Loan	4.50%	1.00%	1.33%	5.83%	9/30/2024	2,000,000	1,980,354	2,008,760
McGraw-Hill Global Education Holdings, LLC	Publishing	Term Loan	Loan	4.00%	1.00%	1.35%	5.35%	5/4/2022	987,500	983,908	988,033
MHVC Acquisition Corp.	Aerospace and Defense	Term Loan	Loan	5.25%	1.00%	1.35%	6.60%	4/29/2024	1,995,000	1,985,319	2,013,713
Michaels Stores, Inc.	Retailers (Except Food and Drugs)	Term Loan B1	Loan	2.75%	1.00%	1.35%	4.10%	1/30/2023	2,665,882	2,653,444	2,643,675
Micro Holding Corporation	High Tech Industries	Term Loan	Loan	3.75%	1.00%	1.32%	5.07%	9/13/2024	1,475,684	1,469,848	1,468,305
Midas Intermediate Holdco II, LLC	Automotive	Term Loan (Initial)	Loan	2.75%	1.00%	1.33%	4.08%	8/18/2021	242,542	241,810	242,695
Midwest Physician Administrative Services LLC	Healthcare & Pharmaceuticals	Term Loan	Loan	3.00%	0.75%	1.42%	4.42%	8/15/2024	1,000,000	995,768	1,001,250
Milacron T/L B	Capital Equipment	Term Loan B	Loan	2.75%	0.00%	1.35%	4.10%	9/28/2023	1,985,000	1,981,704	1,986,251
Milk Specialties Company	Beverage, Food & Tobacco	Term Loan	Loan	4.00%	1.00%	1.33%	5.33%	8/16/2023	990,000	981,217	993,713
Mister Car Wash T/L	Automotive	Term Loan	Loan	3.75%	1.00%	1.38%	5.13%	8/20/2021	1,487,628	1,482,563	1,491,347
MRC Global (US) Inc.	Metals & Mining	Term Loan B	Loan	3.50%	1.00%	1.35%	4.85%	9/20/2024	500,000	498,768	502,500
Navistar, Inc.	Automotive	Term Loan B	Loan	3.50%	1.00%	1.25%	4.75%	11/6/2024	2,000,000	1,990,063	2,005,840
New Media Holdings II T/L (NEW)	Retailers (Except Food and Drugs)	Term Loan	Loan	6.25%	1.00%	1.35%	7.60%	6/4/2020	4,141,573	4,121,968	4,144,182
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	6.50%	1.00%	1.35%	7.85%	12/21/2020	1,915,053	1,798,718	749,264
Novetta Solutions	Aerospace and Defense	Term Loan (200MM)	Loan	5.00%	1.00%	1.34%	6.34%	10/16/2022	1,965,000	1,950,402	1,886,400
Novetta Solutions	Aerospace and Defense	Term Loan (2nd Lien)	Loan	8.50%	1.00%	1.34%	9.84%	10/16/2023	1,000,000	991,987	940,000
NPC International, Inc.	Food Services	Term Loan (2013)	Loan	3.50%	1.00%	1.34%	4.84%	4/19/2024	498,750	498,138	501,244
NVA Holdings (National Veterinary) T/L B2	Services: Consumer	Term Loan B2	Loan	3.50%	1.00%	1.33%	4.83%	8/14/2021	1,754,162	1,749,377	1,765,125
NXT Capital T/L (11/16)	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	3.50%	1.00%	1.35%	4.85%	11/23/2022	1,241,247	1,236,607	1,252,108
Office Depot, Inc.	Retailers (Except Food and Drugs)	Term Loan B	Loan	7.00%	1.00%	1.24%	8.24%	11/8/2022	2,500,000	2,425,581	2,487,500
Onex Carestream Finance LP	Healthcare & Pharmaceuticals	Term Loan (First Lien 2013)	Loan	4.00%	1.00%	1.33%	5.33%	6/7/2019	3,037,274	3,032,894	3,040,129
OpenLink International, LLC	Services: Business	Term B Loan	Loan	6.50%	1.25%	1.31%	7.81%	7/29/2019	2,890,820	2,889,135	2,901,661
P.F. Chang’s China Bistro, Inc.	Food/Drug Retailers	Term B Loan	Loan	5.00%	1.00%	1.51%	6.51%	9/1/2022	2,000,000	1,983,021	1,860,000
P2 Upstream Acquisition Co. (P2 Upstream Canada BC ULC)	Services: Business	Term Loan (First Lien)	Loan	4.00%	1.00%	1.40%	5.40%	10/30/2020	962,500	960,014	940,045

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Petsmart, Inc. (Argos Merger Sub, Inc.)	Retailers (Except Food and Drugs)	Term Loan B1	Loan	3.00%	1.00%	1.34%	4.34%	3/11/2022	975,000	971,086	838,013
PGX Holdings, Inc.	Financial Intermediaries	Term Loan	Loan	5.25%	1.00%	1.35%	6.60%	9/29/2020	2,774,194	2,762,490	2,762,070
Pike Corporation	Construction & Building	Term Loan B	Loan	3.50%	1.00%	1.35%	4.85%	9/20/2024	498,750	496,320	505,398
Planet Fitness Holdings LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.00%	0.75%	1.35%	4.35%	3/31/2021	2,374,353	2,368,360	2,386,225
Plastipak Packaging, Inc	Containers/Glass Products	Term Loan B	Loan	2.75%	1.00%	1.27%	4.02%	10/14/2024	1,000,000	995,063	1,004,750
Polycom Term Loan (9/16)	Telecommunications	Term Loan	Loan	5.25%	1.00%	1.35%	6.60%	9/27/2023	1,587,333	1,568,052	1,599,238
PrePaid Legal Services, Inc.	Services: Business	Term Loan B	Loan	5.25%	1.25%	1.35%	6.60%	7/1/2019	3,072,812	3,074,884	3,074,748
Presidio, Inc.	Services: Business	Term Loan	Loan	3.25%	1.00%	1.35%	4.60%	2/2/2022	1,964,615	1,912,468	1,977,503
Prestige Brands T/L B4	Drugs	Term Loan B4	Loan	2.75%	0.75%	1.35%	4.10%	1/26/2024	440,434	439,472	442,566
Prime Security Services (Protection One)	Services: Business	Term Loan	Loan	2.75%	1.00%	1.35%	4.10%	5/2/2022	1,975,112	1,966,007	1,988,484
Project Leopard Holdings, Inc.	High Tech Industries	Term Loan	Loan	5.50%	1.00%	1.33%	6.83%	7/7/2023	500,000	498,773	503,125
Rackspace Hosting, Inc.	High Tech Industries	Term Loan B	Loan	3.00%	1.00%	1.38%	4.38%	11/3/2023	500,000	498,755	499,220
Radio Systems Corporation	Leisure Goods/Activities/Movies	Term Loan	Loan	3.50%	1.00%	1.35%	4.85%	5/2/2024	1,496,250	1,496,250	1,501,861
Ranpak Holdings, Inc.	Services: Business	Term Loan	Loan	3.25%	1.00%	1.35%	4.60%	10/1/2021	909,054	906,782	913,600
Red Ventures, LLC	High Tech Industries	Term Loan	Loan	4.00%	0.00%	1.33%	5.33%	11/8/2024	1,000,000	990,038	994,690
Research Now Group, Inc	Media	Term Loan B	Loan	4.50%	1.00%	1.33%	5.83%	3/18/2021	2,004,470	1,997,772	1,994,448
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	3.25%	1.00%	1.33%	4.58%	4/29/2022	724,665	724,665	732,817
Reynolds Group Holdings Inc.	Industrial Equipment	Incremental U.S. Term Loan	Loan	3.00%	0.00%	1.35%	4.35%	2/3/2023	1,747,926	1,747,926	1,755,424
RGIS Services, LLC	Services: Business	Term Loan	Loan	7.50%	1.00%	1.33%	8.83%	3/31/2023	497,500	490,583	463,546
Robertshaw US Holding Corp.	Consumer Goods: Durable	Term Loan	Loan	4.50%	1.00%	1.25%	5.75%	8/12/2024	500,000	496,355	503,125
Rovi Solutions Corporation / Rovi Guides, Inc.	Electronics/Electric	Tranche B-3 Term Loan	Loan	2.50%	0.75%	1.35%	3.85%	7/2/2021	1,451,250	1,447,313	1,455,792
Russell Investment Management T/L B	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	4.25%	1.00%	1.35%	5.60%	6/1/2023	2,223,116	2,122,032	2,243,968
Sable International Finance Ltd	Telecommunications	Term Loan B2	Loan	3.50%	0.00%	1.35%	4.85%	1/31/2025	2,500,000	2,487,907	2,501,950
Sally Holdings, LLC	Retail	Term Loan B1	Loan	2.50%	0.00%	1.38%	3.88%	7/5/2024	1,000,000	995,155	997,500
Sally Holdings, LLC	Retail	Term Loan (Fixed)	Loan	4.50%	0.00%	1.38%	5.88%	7/5/2024	1,000,000	995,164	997,500
SBP Holdings LP	Industrial Equipment	Term Loan (First Lien)	Loan	4.00%	1.00%	1.35%	5.35%	3/27/2021	965,000	962,482	911,124
SCS Holdings (Sirius Computer)	High Tech Industries	Term Loan (First Lien)	Loan	4.25%	1.00%	1.35%	5.60%	10/31/2022	2,352,332	2,319,885	2,360,166
Seadrill Operating LP	Oil & Gas	Term Loan B	Loan	3.00%	1.00%	1.33%	4.33%	2/21/2021	969,773	924,735	749,838
SG Acquisition, Inc. (Safe Guard)	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.00%	1.00%	1.33%	6.33%	3/29/2024	1,975,000	1,956,875	1,960,187
Shearers Foods LLC	Food Services	Term Loan (First Lien)	Loan	3.94%	1.00%	1.33%	5.27%	6/30/2021	970,000	968,536	963,938
Sitel Worldwide	Telecommunications	Term Loan	Loan	5.50%	1.00%	1.38%	6.88%	9/18/2021	1,960,000	1,946,630	1,956,727
SMB Shipping Logistics T/L B (REP WWEX Acquisition)	Transportation	Term Loan B	Loan	4.00%	1.00%	1.48%	5.48%	2/2/2024	1,995,000	1,993,026	1,990,850
Sonneborn, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.75%	1.00%	1.35%	5.10%	12/10/2020	206,389	206,111	207,163
Sonneborn, LLC	Chemicals/Plastics	Initial US Term Loan	Loan	3.75%	1.00%	1.35%	5.10%	12/10/2020	1,169,537	1,167,961	1,173,923
Sophia, L.P.	Electronics/Electric	Term Loan (Closing Date)	Loan	3.25%	1.00%	1.33%	4.58%	9/30/2022	1,935,910	1,927,542	1,935,097
SRAM, LLC	Industrial Equipment	Term Loan (First Lien)	Loan	3.25%	1.00%	1.44%	4.69%	3/15/2024	2,517,804	2,497,084	2,536,687
Staples, Inc.	Retail	Term Loan B	Loan	4.00%	1.00%	1.31%	5.31%	8/15/2024	2,000,000	1,995,041	1,913,580

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Steak ‘n Shake Operations, Inc.	Food Services	Term Loan	Loan	3.75%	1.00%	1.35%	5.10%	3/19/2021	847,491	843,134	771,217
Survey Sampling International	Services: Business	Term Loan B	Loan	4.00%	1.00%	4.25%	8.25%	12/16/2020	2,700,965	2,689,404	2,700,965
Sybil Software LLC	High Tech Industries	Term Loan B	Loan	2.75%	1.00%	1.31%	4.06%	9/29/2023	962,813	958,108	968,676
Syncsort Incorporated	High Tech Industries	Term Loan B	Loan	5.00%	1.00%	1.36%	6.36%	8/16/2024	2,000,000	1,980,439	1,948,340
Ten-X, LLC	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.00%	1.00%	1.35%	5.35%	9/30/2024	2,000,000	1,997,570	2,002,500
Townsquare Media, Inc.	Media	Term Loan B	Loan	3.00%	1.00%	1.42%	4.42%	4/1/2022	911,712	907,766	911,429
TransDigm, Inc.	Aerospace and Defense	Tranche C Term Loan	Loan	3.00%	0.75%	1.35%	4.35%	2/28/2020	4,200,623	4,207,721	4,219,273
Travel Leaders Group, LLC	Hotel, Gaming and Leisure	Term Loan B	Loan	4.50%	0.00%	1.42%	5.92%	1/25/2024	1,990,013	1,981,185	2,019,863
TRC Companies, Inc.	Services: Business	Term Loan	Loan	4.00%	1.00%	1.28%	5.28%	6/21/2024	3,000,000	2,985,656	3,001,890
Truck Hero, Inc. (Tectum Holdings)	Transportation	Term Loan B	Loan	4.00%	1.00%	1.33%	5.33%	4/22/2024	2,995,000	2,970,996	2,991,256
Trugreen Limited Partnership	Services: Business	Term Loan B	Loan	4.00%	1.00%	1.25%	5.25%	4/13/2023	495,000	487,926	501,806
Twin River Management Group, Inc.	Lodging & Casinos	Term Loan B	Loan	3.50%	1.00%	1.33%	4.83%	7/10/2020	787,846	788,759	796,378
Univar Inc.	Chemicals/Plastics	Term B Loan	Loan	2.50%	0.00%	1.34%	3.84%	7/1/2022	2,940,281	2,925,589	2,947,632
Univision Communications Inc.	Telecommunications	Replacement First-Lien Term Loan	Loan	2.75%	1.00%	1.35%	4.10%	3/15/2024	2,862,450	2,845,791	2,841,382
UOS, LLC (Utility One Source)	Capital Equipment	Term Loan B	Loan	5.50%	1.00%	1.35%	6.85%	4/18/2023	598,750	596,590	611,473
UPC Broadband Holding B.V.	Media, Broadcasting & Subscription	Term Loan	Loan	2.50%	0.00%	1.25%	3.75%	1/15/2026	1,000,000	998,760	1,000,830
Valeant Pharmaceuticals International, Inc.	Drugs	Series D2 Term Loan B	Loan	3.50%	0.75%	1.25%	4.75%	4/1/2022	976,339	976,339	989,275
Virtus Investment Partners, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	3.50%	0.75%	1.32%	4.82%	6/3/2024	498,750	496,430	503,738
Vizient Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	3.50%	1.00%	1.35%	4.85%	2/13/2023	860,245	840,130	862,396
Washington Inventory Service	High Tech Industries	U.S. Term Loan (First Lien)	Loan	6.00%	0.00%	1.32%	7.32%	6/8/2020	1,111,056	1,123,172	980,507
Weight Watchers International, Inc.	Services: Consumer	Term Loan B	Loan	4.75%	0.75%	1.48%	6.23%	11/29/2024	2,000,000	1,960,000	1,966,880
Western Dental Services, Inc.	Retail	Term Loan B	Loan	5.25%	1.00%	1.35%	6.60%	6/30/2023	2,495,000	2,477,137	2,505,928
Western Digital Corporation	High Tech Industries	Term Loan B (USD)	Loan	2.00%	0.75%	1.31%	3.31%	4/28/2023	1,580,060	1,533,109	1,583,836
Windstream Services, LLC	Telecommunications	Term Loan B6	Loan	4.00%	0.75%	1.27%	5.27%	3/29/2021	888,561	881,085	835,247
Wirepath LLC	Consumer Goods: Non-durable	Term Loan	Loan	5.25%	1.00%	1.33%	6.58%	8/5/2024	1,000,000	998,418	1,005,000
Xerox Business Services T/L B (Conduent)	Services: Business	Term Loan	Loan	3.00%	0.00%	1.35%	4.35%	12/7/2023	744,375	733,437	748,566
ZEP, Inc.	Chemicals/Plastics	Term Loan B	Loan	4.00%	1.00%	1.38%	5.38%	6/27/2022	2,500,000	2,487,810	2,512,500
Zest Holdings 1st Lien T/L (2014 Replacement)	Healthcare & Pharmaceuticals	Term Loan	Loan	4.25%	1.00%	1.35%	5.60%	8/16/2023	995,000	990,405	1,001,219

										$309,596,755	$302,694,197

									Principal	Cost	Fair Value
Cash and cash equivalents
U.S. Bank Money Market(a)									$4,971,935	$4,971,935	$4,971,935

Total cash and cash equivalents									$4,971,935	$4,971,935	$4,971,935

(a)	Included within cash and cash equivalents in Saratoga CLO’s statements of assets and liabilities as of November 30, 2017.

Saratoga Investment Corp. CLO 2013-1 Ltd.

Schedule of Investments

February 28, 2017

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Education Management II, LLC	Leisure Goods/Activities/Movies	A-1 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		6,692	$669,214	$6,725
Education Management II, LLC	Leisure Goods/Activities/Movies	A-2 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		18,975	1,897,538	247
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Common Stock	Equity	0.00%	0.00%	0.00%	0.00%		14,813	964,466	15,746
24 Hour Holdings III, LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	5/28/2021	$487,500	484,284	476,127
ABB Con-Cise Optical Group, LLC	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	6/15/2023	1,995,000	1,975,193	2,009,963
Acosta Holdco, Inc.	Media	Term Loan B1	Loan	3.25%	1.00%	0.00%	4.29%	9/26/2021	1,940,025	1,929,297	1,893,348
Advantage Sales & Marketing, Inc.	Services: Business	Delayed Draw Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	7/25/2021	2,446,206	2,443,710	2,438,574
Aegis Toxicology Science Corporation	Healthcare & Pharmaceuticals	Term B Loan	Loan	4.50%	1.00%	0.00%	5.50%	2/24/2021	2,463,550	2,337,204	2,412,234
Agrofresh, Inc.	Food Services	Term Loan	Loan	4.75%	1.00%	0.00%	5.75%	7/30/2021	1,970,000	1,962,367	1,898,587
AI MISTRAL T/L (V. GROUP)	Utilities	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/11/2024	500,000	500,000	500,940
Akorn, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	4/16/2021	398,056	396,948	403,529
Albertson’s LLC	Retailers (Except Food and Drugs)	Term Loan B-4	Loan	3.00%	0.75%	0.00%	3.78%	8/25/2021	2,896,193	2,879,009	2,931,179
Alere Inc. (fka IM US Holdings, LLC)	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/20/2022	917,946	916,144	919,479
Alion Science and Technology Corporation	High Tech Industries	Term Loan B (First Lien)	Loan	4.50%	1.00%	0.00%	5.50%	8/19/2021	2,955,000	2,943,621	2,951,306
Alliance Healthcare Services, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.25%	1.00%	0.00%	4.29%	6/3/2019	984,570	981,094	977,184
ALPHA 3 T/L B1 (ATOTECH)	Chemicals/Plastics	Term Loan B 1	Loan	3.00%	1.00%	0.00%	4.00%	1/31/2024	250,000	249,377	252,500
Anchor Glass T/L (11/16)	Containers/Glass Products	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	12/7/2023	500,000	497,626	505,780
APCO Holdings, Inc.	Automotive	Term Loan	Loan	6.00%	1.00%	0.00%	7.00%	1/31/2022	1,933,919	1,887,037	1,885,571
Aramark Corporation	Food Products	U.S. Term F Loan	Loan	2.50%	0.75%	0.00%	3.50%	2/24/2021	3,118,358	3,118,358	3,147,327
Aspen Dental Management, Inc.	Healthcare & Pharmaceuticals	Term Loan Initial	Loan	4.25%	1.00%	0.00%	5.25%	4/29/2022	1,484,941	1,481,061	1,491,446
Astoria Energy T/L B	Utilities	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	12/24/2021	1,495,307	1,480,354	1,499,045
Asurion, LLC (fka Asurion Corporation)	Insurance	Replacement Term Loan B-2	Loan	3.25%	0.75%	0.00%	4.03%	7/8/2020	531,422	526,976	537,024
Asurion, LLC (fka Asurion Corporation)	Insurance	Term Loan B4 (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	8/4/2022	2,434,375	2,422,950	2,463,661
Auction.com, LLC	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	5/13/2019	2,718,634	2,718,434	2,739,024

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Avantor Performance Materials Holdings, Inc.	Chemicals/Plastics	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	6/21/2022	2,784,429	2,760,689	2,819,234
AVOLON TLB BORROWER 1 LUXEMBOURG S.A.R.L.	Capital Equipment	Term Loan B-2	Loan	2.75%	0.75%	0.00%	3.50%	3/20/2022	1,000,000	995,000	1,017,300
Bass Pro Group, LLC	Retailers (Except Food and Drugs)	Term Loan	Loan	3.25%	0.75%	0.00%	4.02%	6/5/2020	1,473,750	1,471,637	1,411,116
Belmond Interfin Ltd.	Lodging & Casinos	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/19/2021	2,481,122	2,484,502	2,488,888
BJ’s Wholesale Club, Inc.	Food/Drug Retailers	New 2013 (November) Replacement Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	2/2/2024	1,500,000	1,496,335	1,487,385
Blackboard T/L B4	High Tech Industries	Term Loan B4	Loan	5.00%	1.00%	0.00%	6.02%	6/30/2021	2,992,500	2,969,529	3,008,390
BMC Software	Technology	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	9/10/2020	1,959,596	1,917,256	1,965,729
BMC Software T/L US	Technology	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	9/10/2020	676,193	665,400	679,607
Brickman Group Holdings, Inc.	Brokers/Dealers/Investment Houses	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	12/18/2020	1,461,186	1,451,382	1,467,952
BWAY Holding Company	Leisure Goods/Activities/Movies	Term Loan B	Loan	3.25%	0.00%	0.00%	4.75%	8/14/2023	1,189,327	1,179,242	1,189,826
Candy Intermediate Holdings, Inc.	Beverage, Food & Tobacco	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	6/15/2023	497,500	495,317	500,609
Capital Automotive L.P.	Conglomerate	Tranche B-1 Term Loan Facility	Loan	3.00%	1.00%	0.00%	4.00%	4/10/2019	1,487,353	1,489,058	1,500,829
CASA SYSTEMS T/L	Telecommunications	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	12/20/2023	1,500,000	1,485,318	1,500,000
Catalent Pharma Solutions, Inc	Drugs	Initial Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	5/20/2021	424,821	423,456	429,953
Cengage Learning Acquisitions, Inc.	Publishing	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	6/7/2023	1,492,500	1,477,575	1,411,965
CH HOLD (CALIBER COLLISION) T/L	Automotive	Term Loan	Loan	3.00%	0.00%	0.00%	4.00%	2/1/2024	227,273	226,758	229,545
Charter Communications Operating, LLC	Cable and Satellite Television	Term F Loan	Loan	2.00%	0.00%	0.00%	2.79%	1/3/2021	1,609,533	1,603,525	1,617,130
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term G Loan	Loan	2.75%	1.00%	0.00%	3.80%	12/31/2019	981,177	960,939	972,866
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term H Loan	Loan	3.00%	1.00%	0.00%	4.05%	1/27/2021	1,805,352	1,763,950	1,773,940
CITGO Petroleum Corporation	Oil & Gas	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	7/29/2021	1,964,874	1,946,245	1,976,172
Communications Sales & Leasing, Inc.	Telecommunications	Term Loan B (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	10/24/2022	1,970,062	1,958,282	1,980,405
Concordia Healthcare Corporation	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	10/21/2021	1,980,000	1,891,488	1,615,522
Consolidated Aerospace Manufacturing, LLC	Aerospace and Defense	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	8/11/2022	1,418,750	1,412,839	1,365,547
Consolidated Communications, Inc.	Telecommunications	Term Loan B-2	Loan	3.00%	1.00%	0.00%	4.00%	10/5/2023	500,000	497,500	502,890
CPI Acquisition Inc.	Technology	Term Loan B (First Lien)	Loan	4.50%	1.00%	0.00%	5.83%	8/17/2022	1,436,782	1,418,783	1,289,511
CPI International Acquisition, Inc. (f/k/a Catalyst Holdings, Inc.)	Electronics/Electric	Term B Loan	Loan	3.25%	1.00%	0.00%	4.25%	11/17/2017	2,462,342	2,461,490	2,457,934
Crosby US Acquisition Corporation	Industrial Equipment	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.05%	11/23/2020	727,500	726,911	667,329

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
CT Technologies Intermediate Hldgs, Inc	Healthcare & Pharmaceuticals	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	12/1/2021	1,470,113	1,458,924	1,389,256
Culligan International Company-T/L	Conglomerate	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	12/13/2023	2,050,000	2,049,738	2,083,313
Cumulus Media Holdings Inc.	Broadcast Radio and Television	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	12/23/2020	470,093	467,345	342,580
DAE Aviation (StandardAero)	Aerospace and Defense	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	7/7/2022	1,975,000	1,967,190	1,987,838
DASEKE T/L (HENNESSY CAPITAL)	Transportation	Term Loan	Loan	5.50%	1.00%	0.00%	6.50%	2/27/2024	714,286	707,143	717,857
DCS Business Services, Inc.	Financial Intermediaries	Term B Loan	Loan	7.25%	1.50%	0.00%	8.75%	3/19/2018	2,101,458	2,096,045	2,101,458
Delta 2 (Lux) S.a.r.l.	Lodging & Casinos	Term Loan B-3	Loan	3.75%	1.00%	0.00%	5.07%	7/30/2021	1,000,000	996,568	1,002,920
DELL INTERNATIONAL 1ST LIEN T/L	High Tech Industries	Term Loan (01/17)	Loan	2.50%	0.75%	0.00%	3.25%	9/7/2023	1,000,000	998,850	1,006,480
Deluxe Entertainment Service Group, Inc.	Leisure Goods/Activities/Movies	Term Loan (Incremental)	Loan	6.00%	1.00%	0.00%	7.04%	2/28/2020	1,000,000	972,672	997,500
Deluxe Entertainment Service Group, Inc.	Leisure Goods/Activities/Movies	Term Loan (First Lien)	Loan	5.50%	1.00%	0.00%	6.54%	2/28/2020	1,868,084	1,869,141	1,864,199
DEX MEDIA, INC.	Media	Term Loan (07/16)	Loan	10.00%	1.00%	0.00%	11.00%	7/29/2021	43,444	43,444	44,041
Diebold, Inc.	High Tech Industries	Term Loan B	Loan	4.50%	0.75%	0.00%	5.31%	11/6/2023	398,750	395,190	404,731
DIGITALGLOBE T/L B (12/16)	Aerospace and Defense	Term Loan B	Loan	2.75%	0.75%	0.00%	3.53%	1/15/2024	500,000	498,815	502,030
DJO Finance, LLC	Healthcare & Pharmaceuticals	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	6/8/2020	492,500	490,933	483,388
DPX Holdings B.V.	Healthcare & Pharmaceuticals	Term Loan 2015 Incr Dollar	Loan	3.25%	1.00%	0.00%	4.25%	3/11/2021	2,925,000	2,919,916	2,937,431
Drew Marine Group, Inc.	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	11/19/2020	2,950,591	2,923,591	2,928,461
DTZ U.S. Borrower, LLC	Construction & Building	Term Loan B Add-on	Loan	3.25%	1.00%	0.00%	4.30%	11/4/2021	1,962,557	1,954,741	1,973,703
DUKE FINANCE (OM GROUP/VECTRA) T/L	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	2/21/2024	1,500,000	1,395,987	1,511,250
Edelman Financial Group, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.50%	1.00%	0.00%	6.51%	12/19/2022	1,485,000	1,459,535	1,487,317
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan A	Loan	4.50%	1.00%	0.00%	5.51%	7/2/2020	501,970	488,778	177,446
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan B (2.00% Cash/6.50% PIK)	Loan	1.00%	1.00%	6.50%	8.51%	7/2/2020	954,307	934,189	77,938
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	8/1/2021	480,756	479,151	483,308
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (Second Lien)	Loan	7.75%	1.00%	0.00%	8.75%	8/1/2022	500,000	498,153	498,595
Emerald 2 Limited	Chemicals/Plastics	Term Loan B1A	Loan	4.00%	1.00%	0.00%	5.00%	5/14/2021	1,000,000	994,172	950,000
Endo International plc	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.00%	0.75%	0.00%	3.81%	9/26/2022	990,000	987,999	994,247
EnergySolutions, LLC	Environmental Industries	Term Loan B	Loan	5.75%	1.00%	0.00%	6.75%	5/29/2020	795,000	785,654	799,969
Engility Corporation	Aerospace and Defense	Term Loan B-1	Loan	4.25%	0.70%	0.00%	4.03%	8/12/2020	243,750	242,680	245,503
Evergreen Acqco 1 LP	Retailers (Except Food and Drugs)	New Term Loan	Loan	3.75%	1.25%	0.00%	5.00%	7/9/2019	955,106	954,175	846,224
EWT Holdings III Corp. (fka WTG Holdings III Corp.)	Industrial Equipment	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	1/15/2021	1,947,330	1,943,904	1,954,632
EWT Holdings III Corp.	Capital Equipment	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	1/15/2021	992,500	984,248	997,463
Extreme Reach, Inc.	Media	Term Loan B	Loan	6.25%	1.00%	0.00%	7.25%	2/7/2020	2,887,500	2,860,092	2,905,547

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Federal-Mogul Corporation	Automotive	Tranche C Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	4/15/2021	2,925,000	2,915,873	2,894,434
First Data Corporation	Financial Intermediaries	First Data T/L Ext (2021)	Loan	3.00%	0.70%	0.00%	3.78%	3/24/2021	1,886,914	1,804,119	1,904,010
First Eagle Investment Management	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.00%	0.75%	0.00%	5.00%	12/1/2022	1,485,000	1,460,081	1,493,361
Fitness International, LLC	Leisure Goods/Activities/Movies	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	7/1/2020	1,929,311	1,905,661	1,947,793
FMG Resources (August 2006) Pty LTD (FMG America Finance, Inc.)	Nonferrous Metals/Minerals	Loan	Loan	2.75%	1.00%	0.00%	3.75%	6/28/2019	801,502	802,865	806,279
Garda World Security Corporation	Services: Business	Term B Delayed Draw Loan	Loan	3.00%	1.00%	0.00%	4.00%	11/6/2020	197,083	196,509	197,822
Garda World Security Corporation	Services: Business	Term B Loan	Loan	3.00%	1.00%	0.00%	4.00%	11/6/2020	770,417	768,226	773,306
Gardner Denver, Inc.	High Tech Industries	Initial Dollar Term Loan	Loan	3.25%	1.00%	0.00%	4.57%	7/30/2020	2,426,061	2,421,316	2,420,263
Gates Global LLC	Leisure Goods/Activities/Movies	Term Loan (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	7/5/2021	481,656	476,839	481,478
General Nutrition Centers, Inc.	Retailers (Except Food and Drugs)	Amended Tranche B Term Loan	Loan	2.50%	0.75%	0.00%	3.29%	3/4/2019	2,121,102	2,117,573	1,765,817
GLOBALLOGIC HOLDINGS INC TERM LOAN B	Services: Business	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	6/20/2022	500,000	495,133	501,250
Global Tel*Link Corporation	Services: Business	Term Loan (First Lien)	Loan	3.75%	1.25%	0.00%	5.00%	5/26/2020	2,667,633	2,661,035	2,654,962
Goodyear Tire & Rubber Company, The	Chemicals/Plastics	Loan (Second Lien)	Loan	3.00%	0.75%	0.00%	3.78%	4/30/2019	1,333,333	1,320,613	1,333,747
Grosvenor Capital Management Holdings, LP	Brokers/Dealers/Investment Houses	Initial Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	1/4/2021	1,014,560	1,011,573	1,010,755
GTCR Valor Companies, Inc.	Services: Business	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	6/16/2023	1,492,500	1,436,528	1,501,201
Harland Clarke Holdings Corp. (fka Clarke American Corp.)	Publishing	Tranche B-4 Term Loan	Loan	5.50%	1.00%	0.00%	6.50%	2/9/2022	2,176,889	2,117,378	2,190,495
Headwaters Incorporated	Building & Development	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/24/2022	242,058	241,141	242,784
Help/Systems Holdings, Inc.	High Tech Industries	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	10/8/2021	1,485,000	1,433,886	1,485,000
Hemisphere Media Holdings, LLC	Media	Term Loan B	Loan	3.50%	0.00%	0.00%	4.27%	2/14/2024	2,500,000	2,512,500	2,493,750
Herbalife T/L B (HLF Financing)	Drugs	Term Loan B	Loan	5.50%	0.75%	0.00%	6.28%	2/15/2023	2,000,000	1,985,000	2,001,660
Hercules Achievement Holdings, Inc.	Retailers (Except Food and Drugs)	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	12/10/2021	246,851	244,820	250,431
Hoffmaster Group, Inc.	Containers/Glass Products	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	11/21/2023	1,000,000	1,003,734	1,013,750
Hostess Brand, LLC	Beverage, Food & Tobacco	Term Loan B (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	8/3/2022	1,490,000	1,486,482	1,507,508
Huntsman International LLC	Chemicals/Plastics	Term Loan B (First Lien)	Loan	3.00%	0.70%	0.00%	3.78%	4/19/2019	1,518,031	1,510,811	1,525,150
Husky Injection Molding Systems Ltd.	Services: Business	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/30/2021	469,398	467,182	472,158
Hyperion Refinance T/L	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	4/29/2022	1,994,924	1,971,849	1,998,675
Imagine! Print Solutions, Inc.	Media	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	3/30/2022	496,250	489,837	499,972
Infor US (Lawson) T/L B-6	Services: Business	Term Loan B-6	Loan	2.75%	1.00%	0.00%	3.75%	2/1/2022	1,609,802	1,595,316	1,610,945
Informatica Corporation	High Tech Industries	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	8/5/2022	493,750	492,732	490,664

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Insight Global	Services: Business	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	10/29/2021	3,450,126	3,434,977	3,471,690
ION Media T/L B	Media	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	12/18/2020	500,000	497,615	506,875
J. Crew Group, Inc.	Retailers (Except Food and Drugs)	Term B-1 Loan Retired 03/05/2014	Loan	3.00%	1.00%	0.00%	4.00%	3/5/2021	945,756	945,756	540,660
Jazz Acquisition, Inc	Aerospace and Defense	First Lien 6/14	Loan	3.50%	1.00%	0.00%	4.50%	6/19/2021	487,879	487,106	471,208
J.Jill Group, Inc.	Retailers (Except Food and Drugs)	Term Loan (First Lien)	Loan	5.00%	1.00%	0.00%	6.04%	5/9/2022	950,648	946,877	935,200
Kinetic Concepts, Inc.	Healthcare & Pharmaceuticals	Term Loan F-1	Loan	4.00%	1.00%	0.00%	4.28%	2/2/2024	2,400,000	2,388,246	2,399,496
Koosharem, LLC	Services: Business	Term Loan	Loan	6.50%	1.00%	0.00%	7.50%	5/15/2020	2,935,100	2,917,778	2,730,259
Kraton Polymers, LLC	Chemicals/Plastics	Term Loan (Initial)	Loan	5.00%	1.00%	0.00%	5.00%	1/6/2022	2,500,000	2,286,776	2,533,825
Lannett Company T/L A	Healthcare & Pharmaceuticals	Term Loan A	Loan	4.75%	1.00%	0.00%	5.75%	11/25/2020	1,000,000	970,576	985,000
Lannett Company, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.38%	1.00%	0.00%	6.38%	11/25/2022	1,900,000	1,842,852	1,885,750
LEARFIELD COMMUNICATIONS INITIAL T/L (A-L PARENT)	Healthcare & Pharmaceuticals	Initial Term Loan (A-L Parent)	Loan	3.25%	1.00%	0.00%	4.25%	12/1/2023	500,000	497,713	505,625
Lightstone Generation T/L B	Utilities	Term Loan B	Loan	5.50%	1.00%	0.00%	6.54%	1/30/2024	913,043	894,897	925,981
Lightstone Generation T/L C	Utilities	Term Loan C	Loan	5.50%	1.00%	0.00%	6.54%	1/30/2024	86,957	85,236	88,189
Limetree Bay Terminals T/L (01/17)	Oil & Gas	Term Loan	Loan	5.00%	1.00%	0.00%	6.04%	2/15/2024	500,000	495,000	503,125
LPL Holdings	Banking, Finance, Insurance & Real Estate	Term Loan B (2022)	Loan	4.00%	0.75%	0.00%	4.78%	11/21/2022	1,980,000	1,963,355	2,007,225
Mauser Holdings, Inc.	Containers/Glass Products	Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	7/31/2021	488,750	487,123	488,647
McGraw-Hill Global Education Holdings, LLC	Publishing	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	5/4/2022	995,000	990,840	977,468
Michaels Stores, Inc.	Retailers (Except Food and Drugs)	Term Loan B1	Loan	2.75%	1.00%	0.00%	3.75%	1/30/2023	1,679,779	1,674,140	1,674,673
Micro Holding Corporation	High Tech Industries	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	7/8/2021	982,378	978,629	985,079
Microsemi Corporation	Electronics/Electric	Term Loan B	Loan	2.25%	0.00%	0.00%	3.03%	1/17/2023	868,445	845,882	874,593
Midas Intermediate Holdco II, LLC	Automotive	Term Loan (Initial)	Loan	3.50%	1.00%	0.00%	3.75%	8/18/2021	244,375	243,499	246,005
Milacron T/L B	Capital Equipment	Term Loan B	Loan	3.00%	0.00%	0.00%	3.78%	9/28/2023	1,000,000	996,250	1,004,380
Milk Specialties Company	Beverage, Food & Tobacco	Term Loan	Loan	5.00%	1.00%	0.00%	5.00%	8/16/2023	997,500	987,646	1,004,562
Mister Car Wash T/L	Automotive	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	8/20/2021	831,203	825,179	832,931
MSC Software Corporation	Services: Business	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	5/29/2020	1,969,898	1,931,995	1,972,360
MWI Holdings, Inc.	Capital Equipment	Term Loan (First Lien)	Loan	5.50%	1.00%	0.00%	6.50%	6/29/2020	2,985,000	2,956,823	3,007,388
National Veterinary Associates, Inc	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	8/14/2021	977,543	974,893	982,430
National Vision, Inc.	Retailers (Except Food and Drugs)	Term Loan (Second Lien)	Loan	5.75%	1.00%	0.00%	6.75%	3/11/2022	250,000	249,793	242,750
New Media Holdings II T/L (NEW)	Retailers (Except Food and Drugs)	Term Loan	Loan	6.25%	1.00%	0.00%	7.25%	6/4/2020	3,168,116	3,154,983	3,140,395
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	6.50%	1.00%	0.00%	7.50%	12/21/2020	1,930,106	1,777,976	980,494
Novetta Solutions	Aerospace and Defense	Term Loan (200MM)	Loan	5.00%	1.00%	0.00%	6.00%	10/16/2022	1,980,000	1,963,361	1,890,900
Novetta Solutions	Aerospace and Defense	Term Loan (2nd Lien)	Loan	8.50%	1.00%	0.00%	9.50%	10/16/2023	1,000,000	991,237	930,000
NPC International, Inc.	Food Services	Term Loan (2013)	Loan	3.75%	1.00%	0.00%	4.75%	12/28/2018	476,250	476,250	477,241

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
NVA Holdings (National Veterinary) T/L B2	Services: Consumer	Term Loan B2	Loan	3.50%	1.00%	0.00%	4.50%	8/14/2021	129,601	129,601	130,897
NVA Holdings, Inc.	Services: Consumer	Term Loan B1	Loan	3.50%	1.00%	0.00%	4.50%	8/14/2021	157,443	157,108	158,034
NXT Capital T/L (11/16)	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	11/23/2022	1,000,000	995,240	1,013,750
ON Semiconductor Corporation	High Tech Industries	Term Loan B	Loan	3.25%	0.70%	0.00%	4.03%	3/31/2023	498,750	491,370	503,204
Onex Carestream Finance LP	Healthcare & Pharmaceuticals	Term Loan (First Lien 2013)	Loan	4.00%	1.00%	0.00%	5.00%	6/7/2019	3,613,555	3,606,228	3,490,297
OnexYork Acquisition Co	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.75%	1.00%	0.00%	4.75%	10/1/2021	488,750	486,195	475,554
OpenLink International, LLC	Services: Business	Term B Loan	Loan	6.50%	1.25%	0.00%	7.75%	7/29/2019	2,913,824	2,913,362	2,938,096
P.F. Chang’s China Bistro, Inc. (Wok Acquisition Corp.)	Food/Drug Retailers	Term Borrowing	Loan	3.25%	1.00%	0.00%	4.54%	6/24/2019	1,417,598	1,413,680	1,389,245
P2 Upstream Acquisition Co. (P2 Upstream Canada BC ULC)	Services: Business	Term Loan (First Lien)	Loan	4.00%	1.00%	0.00%	5.25%	10/30/2020	970,000	966,928	933,625
Petsmart, Inc. (Argos Merger Sub, Inc.)	Retailers (Except Food and Drugs)	Term Loan B1	Loan	3.00%	1.00%	0.00%	4.00%	3/11/2022	982,500	977,998	967,183
PGX Holdings, Inc.	Financial Intermediaries	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	9/29/2020	2,891,464	2,876,188	2,889,671
Planet Fitness Holdings LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.50%	0.75%	0.00%	4.28%	3/31/2021	2,392,341	2,385,223	2,407,293
Polycom Term Loan (9/16)	Telecommunications	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	9/27/2023	1,894,167	1,868,863	1,907,426
PrePaid Legal Services, Inc.	Services: Business	Term Loan B	Loan	5.25%	1.25%	0.00%	6.50%	7/1/2019	3,328,536	3,330,285	3,335,825
Presidio, Inc.	Services: Business	Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	2/2/2022	2,297,698	2,248,964	2,314,930
Prestige Brands T/L B4	Drugs	Term Loan B4	Loan	2.75%	0.75%	0.00%	3.53%	1/26/2024	500,000	498,779	506,040
Prime Security Services (Protection One)	Services: Business	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	5/2/2022	1,985,025	1,975,632	2,003,645
Ranpak Holdings, Inc.	Services: Business	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	10/1/2021	916,047	913,757	918,337
Ranpak Holdings, Inc.	Services: Business	Term Loan (Second Lien)	Loan	7.25%	1.00%	0.00%	8.25%	10/3/2022	500,000	498,149	475,000
Redtop Acquisitions Limited	Electronics/Electric	Initial Dollar Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.54%	12/3/2020	485,019	483,001	486,634
Regal Cinemas Corporation	Services: Consumer	Term Loan	Loan	2.50%	0.75%	0.00%	3.28%	4/1/2022	495,009	493,772	499,573
Research Now Group, Inc	Media	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	3/18/2021	2,037,705	2,029,696	2,002,045
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	4/30/2022	240,815	239,883	241,518
Rexnord LLC/RBS Global, Inc.	Industrial Equipment	Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	8/21/2023	732,374	732,374	736,497
Rexnord LLC/RBS Global, Inc.	Industrial Equipment	Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	8/21/2023	641,402	641,402	645,013
Reynolds Group Holdings Inc.	Industrial Equipment	Incremental U.S. Term Loan	Loan	3.00%	0.00%	0.00%	3.78%	2/3/2023	1,761,134	1,761,134	1,773,603
Rovi Solutions Corporation / Rovi Guides, Inc.	Electronics/Electric	Tranche B-3 Term Loan	Loan	2.50%	0.75%	0.00%	3.29%	7/2/2021	1,462,500	1,457,765	1,467,984
Royal Adhesives and Sealants	Chemicals/Plastics	Term Loan (Second Lien)	Loan	7.50%	1.00%	0.00%	8.50%	6/19/2023	275,862	274,109	276,552
Royal Holdings T/L (02/17)	Chemicals/Plastics	Term Loan (Second Lien)	Loan	3.25%	1.00%	0.00%	4.25%	6/17/2022	541,607	539,167	544,992
RPI Finance Trust	Financial Intermediaries	Term B-4 Term Loan	Loan	2.50%	0.00%	0.00%	3.50%	10/14/2022	2,554,764	2,554,764	2,580,848
Russell Investment Management T/L B	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	5.75%	1.00%	0.00%	6.75%	6/1/2023	2,240,000	2,127,043	2,259,600
Sable International Finance Ltd	Telecommunications	Term Loan B2	Loan	4.75%	0.75%	0.00%	5.53%	12/30/2022	1,500,000	1,470,825	1,521,570

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
SBP Holdings LP	Industrial Equipment	Term Loan (First Lien)	Loan	4.00%	1.00%	0.00%	5.00%	3/27/2021	972,500	969,442	870,388
Scientific Games International, Inc.	Electronics/Electric	Term Loan B2	Loan	4.00%	0.75%	0.00%	4.85%	10/1/2021	769,549	762,102	781,416
SCS Holdings (Sirius Computer)	High Tech Industries	Term Loan (First Lien)	Loan	4.25%	1.00%	0.00%	5.25%	10/31/2022	1,972,528	1,934,960	1,991,030
Seadrill Operating LP	Oil & Gas	Term Loan B	Loan	3.00%	1.00%	0.00%	4.00%	2/21/2021	977,330	922,444	729,635
Shearers Foods LLC	Food Services	Term Loan (First Lien)	Loan	3.94%	1.00%	0.00%	4.94%	6/30/2021	977,500	975,832	979,944
Sitel Worldwide	Telecommunications	Term Loan	Loan	5.50%	1.00%	0.00%	6.56%	9/18/2021	1,975,000	1,959,274	1,961,432
SMB Shipping Logistics T/L B (REP WWEX Acquisition)	Transportation	Term Loan B	Loan	4.50%	1.00%	0.00%	5.53%	2/2/2024	1,000,000	995,095	1,008,330
Sonneborn, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	12/10/2020	207,981	207,633	208,501
Sonneborn, LLC	Chemicals/Plastics	Initial US Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	12/10/2020	1,178,561	1,176,588	1,181,508
Sophia, L.P.	Electronics/Electric	Term Loan (Closing Date)	Loan	3.25%	1.00%	0.00%	4.25%	9/30/2022	1,960,897	1,951,404	1,967,761
SourceHOV LLC	Services: Business	Term Loan B (First Lien)	Loan	6.75%	1.00%	0.00%	7.75%	10/31/2019	1,837,500	1,804,647	1,808,412
SRAM, LLC	Industrial Equipment	Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	4/10/2020	2,725,103	2,719,454	2,718,289
Steak ‘n Shake Operations, Inc.	Food Services	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	3/19/2021	923,173	917,444	930,097
Survey Sampling International	Services: Business	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	12/16/2020	2,721,749	2,707,531	2,721,749
Sybil Finance BV	High Tech Industries	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	9/30/2022	987,500	982,957	1,002,006
Syniverse Holdings, Inc.	Telecommunications	Initial Term Loan	Loan	3.00%	1.00%	0.00%	4.04%	4/23/2019	468,977	466,972	427,473
TaxACT, Inc.	Services: Business	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	1/3/2023	1,200,000	1,168,727	1,206,000
Tectum Holdings, Inc.	Transportation	Delayed Draw Term Loan (Initial)	Loan	4.75%	1.00%	0.00%	5.80%	8/24/2023	997,500	988,185	1,004,981
Tennessee Merger T/L (Team Health)	Healthcare & Pharmaceuticals	Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	2/6/2024	1,000,000	997,518	996,880
TGI Friday’s, Inc.	Food Services	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	7/15/2020	1,651,817	1,648,856	1,646,316
Townsquare Media, Inc.	Media	Term Loan B	Loan	3.00%	1.00%	0.00%	4.00%	4/1/2022	932,522	927,933	937,185
TPF II Power LLC and TPF II Covert Midco LLC	Utilities	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	10/2/2021	1,413,873	1,364,619	1,426,683
TransDigm, Inc.	Aerospace and Defense	Tranche C Term Loan	Loan	3.00%	0.75%	0.00%	3.78%	2/28/2020	4,233,198	4,238,155	4,249,920
Travel Leaders Group, LLC	Hotel, Gaming and Leisure	Term Loan B	Loan	5.25%	0.00%	0.00%	6.03%	1/25/2024	2,000,000	1,990,095	2,025,000
Trugreen Limited Partnership	Services: Business	Term Loan B	Loan	5.50%	1.00%	0.00%	6.50%	4/13/2023	497,500	490,931	503,719
Twin River Management Group, Inc.	Lodging & Casinos	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	7/10/2020	809,438	810,684	819,556
Univar Inc.	Chemicals/Plastics	Term B Loan	Loan	2.75%	0.00%	0.00%	3.61%	7/1/2022	2,962,500	2,948,361	2,971,565
Univision Communications Inc.	Telecommunications	Replacement First-Lien Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/1/2020	2,885,666	2,876,319	2,896,949
Valeant Pharmaceuticals International, Inc.	Drugs	Series D2 Term Loan B	Loan	4.25%	0.75%	0.00%	5.03%	2/13/2019	2,445,056	2,437,788	2,456,890
Verint Systems Inc.	Services: Business	Term Loan	Loan	2.75%	0.75%	0.00%	3.53%	9/6/2019	1,006,278	1,003,396	1,010,554
Vistra Operations Company T/L B (12/16)	Utilities	Term Loan B	Loan	3.25%	0.75%	0.00%	4.02%	12/13/2023	500,000	498,784	502,970
Vizient Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	2/13/2023	879,853	856,884	891,405
Vouvray US Finance	Industrial Equipment	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	6/27/2021	487,500	485,889	486,891
Washington Inventory Service	Services: Business	U.S. Term Loan (First Lien)	Loan	0.00%	0.00%	5.75%	5.75%	12/20/2018	1,735,292	1,743,798	1,418,601
Western Digital Corporation	High Tech Industries	Term Loan B (USD)	Loan	3.75%	0.75%	0.00%	4.53%	5/1/2023	1,592,000	1,547,312	1,602,396
Windstream Services, LLC	Telecommunications	Term Loan B6	Loan	4.00%	0.75%	0.00%	4.78%	3/29/2021	999,375	989,489	1,006,121

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Xerox Business Services T/L B (Conduent)	Services: Business	Term Loan	Loan	5.50%	0.75%	0.00%	6.28%	12/7/2023	750,000	737,850	761,955
Zekelman Industries (JMC Steel) T/L (01/17)	Nonferrous Metals/Minerals	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	6/14/2021	500,000	501,250	506,040
ZEP, Inc.	Chemicals/Plastics	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	6/27/2022	2,955,000	2,941,390	2,984,550
Zest Holdings 1st Lien T/L (2014 Replacement)	Healthcare & Pharmaceuticals	Term Loan	Loan	4.75%	1.00%	0.00%	5.75%	8/17/2020	1,000,000	995,523	1,012,500

										$297,801,502	$292,460,648

									Principal	Cost	Fair Value
Cash and cash equivalents
U.S. Bank Money Market (a)									$13,046,555	$13,046,555	$13,046,555

Total cash and cash equivalents									$13,046,555	$13,046,555	$13,046,555

(a)	Included within cash and cash equivalents in Saratoga CLO’s statements of assets and liabilities as of February 28, 2017.

Note 5. Agreements and Related Party Transactions

On July 30, 2010, the Company entered into the Management Agreement with our Manager. The initial term of the Management Agreement was two years, with automatic, one-year renewals at the end of each year, subject to certain approvals by our board of directors and/or the Company’s stockholders. On July 11, 2017, our board of directors approved the renewal of the Management Agreement for an additional one-year term. Pursuant to the Management Agreement, our Manager implements our business strategy on a day-to-day basis and performs certain services for us, subject to oversight by our board of directors. Our Manager is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investments transactions, asset sales, financings and performing asset management duties. Under the Management Agreement, we have agreed to pay our Manager a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.

The base management fee of 1.75% is calculated based on the average value of our gross assets (other than cash or cash equivalents, but including assets purchased with borrowed funds) at the end of the two most recently completed fiscal quarters.

The incentive fee consists of the following two parts:

The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, that exceeds a 1.875% quarterly hurdle rate measured as of the end of each fiscal quarter, subject to a “catch-up” provision. Under this provision, in any fiscal quarter, our Manager receives no incentive fee unless our pre-incentive fee net investment income exceeds the hurdle rate of 1.875%. Our Manager will receive 100.0% of pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.344% in any fiscal quarter; and 20.0% of the amount of the our pre-incentive fee net investment income, if any, that exceeds 2.344% in any fiscal quarter. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no claw back of amounts previously paid if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

The second part of the incentive fee is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Management Agreement) and equals 20.0% of our “incentive fee capital gains,” which equals our realized capital gains on a cumulative basis from May 31, 2010 through the end of the fiscal year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. Importantly, the capital gains portion of the incentive fee is based on realized gains and realized and unrealized losses from May 31, 2010. Therefore, realized and unrealized losses incurred prior to such time will not be taken into account when calculating the capital gains portion of the incentive fee, and our Manager will be entitled to 20.0% of incentive fee capital gains that arise after May 31, 2010. In addition, for the purpose of the “incentive fee capital gains” calculations, the cost basis for computing realized gains and losses on investments held by us as of May 31, 2010 will equal the fair value of such investments as of such date.

For the three months ended November 30, 2017 and November 30, 2016, the Company incurred $1.5 million and $1.2 million in base management fees, respectively. For the three months ended November 30, 2017 and November 30, 2016, the Company incurred $0.8 million and $0.8 million in incentive fees related to pre-incentive fee net investment income, respectively. For the three months ended November 30, 2017, the Company accrued $0.3 million in incentive fees related to capital gains. For the three months ended November 30, 2016, there was a reduction of $0.4 million in incentive fees related to capital gains. For the nine months ended November 30, 2017 and November 30, 2016, the Company incurred $4.4 million and $3.6 million in base management fees, respectively. For the nine months ended November 30, 2017 and November 30, 2016, the Company incurred $2.5 million and $2.2 million in incentive fees related to pre-incentive fee net investment income, respectively. For the nine months ended November 30, 2017 and November 30, 2016, the Company accrued $0.4 million and $0.1 million in incentive fees related to capital gains, respectively. The accrual is calculated using both realized and unrealized capital gains for the period. The actual incentive fee related to capital gains will be determined and payable in arrears at the end of the fiscal year and will include only realized capital gains for the period. As of November 30, 2017, the base management fees accrual was $1.5 million and the incentive fees accrual was $3.7 million and is included in base management and incentive fees payable in the accompanying consolidated statements of assets and liabilities. As of February 28, 2017, the base management fees accrual was $1.2 million and the incentive fees accrual was $4.6 million and is included in base management and incentive fees payable in the accompanying consolidated statements of assets and liabilities.

On July 30, 2010, the Company entered into a separate administration agreement (the “Administration Agreement”) with our Manager, pursuant to which our Manager, as our administrator, has agreed to furnish us with the facilities and administrative services necessary to conduct our day-to-day operations and provide managerial assistance on our behalf to those portfolio companies to which we are required to provide such assistance. The initial term of the Administration Agreement was two years, with automatic, one-year renewals at the end of each year subject to certain approvals by our board of directors and/or our stockholders. The amount of expenses payable or reimbursable thereunder by the Company was capped at $1.0 million for the initial two year term of the Administration Agreement and subsequent renewals. On July 8, 2015, our board of directors approved the renewal of the Administration Agreement for an additional one-year term and determined to increase the cap on the payment or reimbursement of expenses by the Company thereunder, which had not been increased since the inception of the agreement, to $1.3 million. On October 5, 2016, our board of directors determined to increase the cap on the payment or reimbursement of expenses by the Company under the Administration Agreement, from $1.3 million to $1.5 million, effective November 1, 2016. On July 11, 2017, our board of directors approved the renewal of the Administration Agreement for an additional one-year term, and determined to increase the cap on the payment or reimbursement of expenses by the Company from $1.5 million to $1.75 million, effective August 1, 2017.

For the three months ended November 30, 2017 and November 30, 2016, we recognized $0.4 million and $0.3 million in administrator expenses, respectively, pertaining to bookkeeping, record keeping and other administrative services provided to us in addition to our allocable portion of rent and other overhead related expenses. For the nine months ended November 30, 2017 and November 30, 2016, we recognized $1.2 million and $1.0 million in administrator expenses, respectively, pertaining to bookkeeping, record keeping and other administrative services provided to us in addition to our allocable portion of rent and other overhead related expenses. As of November 30, 2017, $0.4 million of administrator expenses were accrued and included in due to manager in the accompanying consolidated statements of assets and liabilities. As of February 28, 2017, $0.4 million of administrator expenses were accrued and included in due to manager in the accompanying consolidated statements of assets and liabilities. For the nine months ended November 30, 2017 and November 30, 2016, the Company neither bought nor sold any investments from the Saratoga CLO.

Note 6. Borrowings

Credit Facility

As a BDC, we are only allowed to employ leverage to the extent that our asset coverage, as defined in the 1940 Act, equals at least 200.0% after giving effect to such leverage. The amount of leverage that we employ at any time depends on our assessment of the market and other factors at the time of any proposed borrowing. Our asset coverage ratio, as defined in the 1940 Act, was 284.0% as of November 30, 2017 and 271.0% as of February 28, 2017.

On April 11, 2007, we entered into a $100.0 million revolving securitized credit facility (the “Revolving Facility”). On May 1, 2007, we entered into a $25.7 million term securitized credit facility (the “Term Facility” and, together with the Revolving Facility, the “Facilities”), which was fully drawn at closing. In December 2007, we consolidated the Facilities by using a draw under the Revolving Facility to repay the Term Facility. In response to the market wide decline in financial asset prices, which negatively affected the value of our portfolio, we terminated the revolving period of the Revolving Facility effective January 14, 2009 and commenced a two-year amortization period during which all principal proceeds from the collateral were used to repay outstanding borrowings. A significant percentage of our total assets had been pledged under the Revolving Facility to secure our obligations thereunder. Under the Revolving Facility, funds were borrowed from or through certain lenders and interest was payable monthly at the greater of the commercial paper rate and our lender’s prime rate plus 4.00% plus a default rate of 2.00% or, if the commercial paper market was unavailable, the greater of the prevailing LIBOR rates and our lender’s prime rate plus 6.00% plus a default rate of 3.00%.

On July 30, 2010, we used the net proceeds from (i) the stock purchase transaction and (ii) a portion of the funds available to us under the $45.0 million senior secured revolving credit facility (the “Credit Facility”) with Madison Capital Funding LLC, in each case, to pay the full amount of principal and accrued interest, including default interest, outstanding under the Revolving Facility. As a result, the Revolving Facility was terminated in connection therewith. Substantially all of our total assets, other than those held by SBIC LP, have been pledged under the Credit Facility to secure our obligations thereunder.

On February 24, 2012, we amended our senior secured revolving credit facility with Madison Capital Funding LLC to, among other things:

•	expand the borrowing capacity under the Credit Facility from $40.0 million to $45.0 million;

•	extend the period during which we may make and repay borrowings under the Credit Facility from July 30, 2013 to February 24, 2015 (the “Revolving Period”). The Revolving Period may, upon the occurrence of an event of default, by action of the lenders or automatically, be terminated. All borrowings and other amounts payable under the Credit Facility are due and payable five years after the end of the Revolving Period; and

•	remove the condition that we may not acquire additional loan assets without the prior written consent of Madison Capital Funding LLC.

On September 17, 2014, we entered into a second amendment to the Credit Facility with Madison Capital Funding LLC to, among other things:

•	extend the commitment termination date from February 24, 2015 to September 17, 2017;

•	extend the maturity date of the Credit Facility from February 24, 2020 to September 17, 2022 (unless terminated sooner upon certain events);

•	reduce the applicable margin rate on base rate borrowings from 4.50% to 3.75%, and on LIBOR borrowings from 5.50% to 4.75%; and

•	reduce the floor on base rate borrowings from 3.00% to 2.25%; and on LIBOR borrowings from 2.00% to 1.25%.

On May 18, 2017, we entered into a third amendment to the Credit Facility with Madison Capital Funding LLC to, among other things:

•	extend the commitment termination date from September 17, 2017 to September 17, 2020;

•	extend the final maturity date of the Credit Facility from September 17, 2022 to September 17, 2025 (unless terminated sooner upon certain events);

•	reduce the floor on base rate borrowings from 2.25% to 2.00%;

•	reduce the floor on LIBOR borrowings from 1.25% to 1.00%; and

•	reduce the commitment fee rate from 0.75% to 0.50% for any period during which the ratio of advances outstanding to aggregate commitments, expressed as a percentage, is greater than or equal to 50%.

As of November 30, 2017 and February 28, 2017, there was $1.0 million and $0.0, respectively, of outstanding borrowings under the Credit Facility and the Company was in compliance with all of the limitations and requirements of the Credit Facility. Financing costs of $3.1 million related to the Credit Facility have been capitalized and are being amortized over the term of the facility. For the three months ended November 30, 2017 and November 30, 2016, we recorded $0.2 million and $0.1 million of interest expense, respectively. For the nine months ended November 30, 2017 and November 30, 2016, we recorded $0.7 million and $0.3 million of interest expense, respectively. For the three months ended November 30, 2017 and November 30, 2016, we recorded $0.02 million and $0.02 million of amortization of deferred financing costs related to the Credit Facility and Revolving Facility, respectively. For the nine months ended November 30, 2017 and November 30, 2016, we recorded $0.1 million and $0.1 million of amortization of deferred financing costs related to the Credit Facility and Revolving Facility, respectively. The weighted average interest rates during the three and nine months ended November 30, 2017 on the outstanding borrowings under the Credit Facility were 6.05% and 5.97%, respectively. During the three and nine months ended November 30, 2017, the average dollar amount of outstanding borrowings under the Credit Facility was $6.0 million and $9.3 million, respectively. During the three and nine months ended November 30, 2016, there were no outstanding borrowings under the Credit Facility.

The Credit Facility contains limitations as to how borrowed funds may be used, such as restrictions on industry concentrations, asset size, weighted average life, currency denomination and collateral interests. The Credit Facility also includes certain requirements relating to portfolio performance, the violation of which could result in the limit of further advances and, in some cases, result in an event of default, allowing the lenders to accelerate repayment of amounts owed thereunder. The Credit Facility has an eight year term, consisting of a three year period (the “Revolving Period”), under which the Company may make and repay borrowings, and a final maturity five years from the end of the Revolving Period. Availability on the Credit Facility will be subject to a borrowing base calculation, based on, among other things, applicable advance rates (which vary from 50.0% to 75.0% of par or fair value depending on the type of loan asset) and the value of certain “eligible” loan assets included as part of the Borrowing Base. Funds may be borrowed at the greater of the prevailing LIBOR rate and 1.00%, plus an applicable margin of 4.75%. At the Company’s option, funds may be borrowed based on an alternative base rate, which in no event will be less than 2.00%, and the applicable margin over such alternative base rate is 3.75%. In addition, the Company will pay the lenders a commitment fee of 0.75% per year (or 0.50% if the ratio of advances outstanding to aggregate commitments is greater than or equal to 50%) on the unused amount of the Credit Facility for the duration of the Revolving Period.

Our borrowing base under the Credit Facility was $31.8 million subject to the Credit Facility cap of $45.0 million at November 30, 2017. For purposes of determining the borrowing base, most assets are assigned the values set forth in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the SEC. Accordingly, the November 30, 2017 borrowing base relies upon the valuations set forth in the Quarterly Report on Form 10-Q for the period ended August 31, 2017, as filed with the SEC on October 11, 2017. The valuations presented in the Quarterly Reports on Form 10-Q will not be incorporated into the borrowing base until after the Quarterly Reports on Form 10-Q are filed with the SEC.

SBA Debentures

SBIC LP is able to borrow funds from the SBA against regulatory capital (which approximates equity capital) that is paid in and is subject to customary regulatory requirements including but not limited to an examination by the SBA. As of November 30, 2017, we have funded SBIC LP with $75.0 million of equity capital, and have $134.7 million of SBA-guaranteed debentures outstanding. SBA debentures are non-recourse to us, have a 10-year maturity, and may be prepaid at any time without penalty. The interest rate of SBA debentures is fixed at the time of issuance, often referred to as pooling, at a market-driven spread over 10-year U.S. Treasury Notes. SBA current regulations limit the amount that SBIC LP may borrow to a maximum of $150.0 million, which is up to twice its potential regulatory capital.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $19.5 million and have average annual fully taxed net income not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote 25.0% of its investment activity to ‘‘smaller’’ concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6.0 million and has average annual fully taxed net income not exceeding $2.0 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.

SBIC LP is subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of an SBIC license does not assure that SBIC LP will receive SBA-guaranteed debenture funding, which is dependent upon SBIC LP continuing to be in compliance with SBA regulations and policies. The SBA, as a creditor, will have a superior claim to SBIC LP’s assets over our stockholders and debtholders in the event we liquidate SBIC LP or the SBA exercises its remedies under the SBA-guaranteed debentures issued by SBIC LP upon an event of default.

The Company received exemptive relief from the SEC to permit it to exclude the debt of SBIC LP guaranteed by the SBA from the definition of senior securities in the 200.0% asset coverage test under the 1940 Act. This allows the Company increased flexibility under the 200.0% asset coverage test by permitting it to borrow up to $150.0 million more than it would otherwise be able to absent the receipt of this exemptive relief.

As of November 30, 2017 and February 28, 2017, there was $134.7 million and $112.7 million outstanding of SBA debentures, respectively. The carrying amount of the amount outstanding of SBA debentures approximates its fair value, which is based on a waterfall analysis showing adequate collateral coverage, $4.6 million, of financing costs related to the SBA debentures, have been capitalized and are being amortized over the term of the commitment and drawdown.

For the three months ended November 30, 2017 and November 30, 2016, we recorded $1.1 million and $0.9 million of interest expense related to the SBA debentures, respectively. For the three months ended November 30, 2017 and November 30, 2016, we recorded $0.1 million and $0.1 million of amortization of deferred financing costs related to the SBA debentures, respectively. The weighted average interest rate during the three months ended November 30, 2017 and November 30, 2016 on the outstanding borrowings of the SBA debentures was 3.14% and 3.08%, respectively. For the nine months ended November 30, 2017 and November 30, 2016, we recorded $3.0 million and $2.5 million of interest expense related to the SBA debentures, respectively. For the nine months ended November 30, 2017 and November 30, 2016, we recorded $0.4 million and $0.4 million of amortization of deferred financing costs related to the SBA debentures, respectively. The weighted average interest rate during the nine months ended November 30, 2017 and November 30, 2016 on the outstanding borrowings of the SBA debentures was 3.12% and 3.12%, respectively. During the three and nine months ended November 30, 2017, the average dollar amount of SBA debentures outstanding was $134.7 million and $127.8 million, respectively. During the three and nine months ended November 30, 2016, the average dollar amount of SBA debentures outstanding was $110.7 million and $106.0 million, respectively.

In December 2015, the 2016 omnibus spending bill approved by Congress and signed into law by the President increased the amount of SBA-guaranteed debentures that affiliated SBIC funds can have outstanding from $225.0 million to $350.0 million, subject to SBA approval. SBA regulations currently limit the amount of SBA-guaranteed debentures that an SBIC may issue to $150.0 million when it has at least $75.0 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $350.0 million in SBA-guaranteed debentures when they have at least $175.0 million in combined regulatory capital.

On April 2, 2015, the SBA issued a “green light” letter inviting the Company to continue the application process to obtain a license to form and operate its second SBIC subsidiary. On September 27, 2016, the SBA informed us that as part of their continued review of our application for a second license, and in order to ensure that they were reviewing the most current information available, we would need to update all previously submitted materials and invited us to reapply. As a result of this request, with which we are in the process of complying, the existing “green light” letter that the SBA issued to us has expired. If approved in the future, a second SBIC license would provide us an incremental source of long-term capital by permitting us to issue up to $150.0 million of additional SBA-guaranteed debentures in addition to the $150.0 million already approved under the first license.

Notes

On May 10, 2013, the Company issued $42.0 million in aggregate principal amount of 7.50% fixed-rate notes due 2020 (the “2020 Notes”). The 2020 Notes will mature on May 31, 2020, and since May 31, 2016, may be redeemed in whole or in part at any time or from time to time at the Company’s option. Interest will be payable quarterly beginning August 15, 2013.

On May 17, 2013, the Company closed an additional $6.3 million in aggregate principal amount of the 2020 Notes, pursuant to the full exercise of the underwriters’ option to purchase additional 2020 Notes. On May 29, 2015, the Company entered into a Debt Distribution Agreement with Ladenburg Thalmann & Co. through which the Company may offer for sale, from time to time, up to $20.0 million in aggregate principal amount of the 2020 Notes through an At-the-Market (“ATM”) offering. As of November 30, 2017, the Company sold 539,725 bonds with a principal of $13,493,125 at an average price of $25.31 for aggregate net proceeds of $13,385,766 (net of transaction costs).

On December 21, 2016, the Company issued $74.5 million in aggregate principal amount of our 6.75% fixed-rate notes due 2023 (the “2023 Notes”) for net proceeds of $71.7 million after deducting underwriting commissions of approximately $2.3 million and offering costs of approximately $0.5 million. The issuance included the exercise of substantially all of the underwriters’ option to purchase an additional $9.8 million aggregate principal amount of 2023 Notes within 30 days. Interest on the 2023 Notes is paid quarterly in arrears on March 15, June 15, September 15 and December 15, at a rate of 6.75% per year, beginning March 30, 2017. The 2023 Notes mature on December 30, 2023, and commencing December 21, 2019, may be redeemed in whole or in part at any time or from time to time at our option. The net proceeds from the offering were used to repay all of the outstanding indebtedness under the 2020 Notes, which amounted to $61.8 million, and for general corporate purposes in accordance with our investment objective and strategies. The 2023 Notes are listed on the NYSE under the trading symbol “SAB” with a par value of $25.00 per share. The remaining unamortized deferred debt financing costs of $1.5 million (including underwriting commissions and net of issuance premiums), was recorded within loss on debt extinguishment in the consolidated statements of operations in the fourth quarter of the fiscal year ended February 28, 2017, when the related 2020 Notes were extinguished. As of November 30, 2017, $2.8 million of financing costs related to the 2023 Notes have been capitalized and are being amortized over the term of the 2023 Notes.

As of November 30, 2017, the carrying amount and fair value of the 2023 Notes was $74.5 million and $78.3 million, respectively. The fair value of the 2023 Notes, which are publicly traded, is based upon closing market quotes as of the measurement date and would be classified as a Level 1 liability within the fair value hierarchy. For the three and nine months ended November 30, 2017, we recorded $1.3 million and $3.8 million, respectively, of interest expense and $0.1 million and $0.3 million, respectively, of amortization of deferred financing costs related to the 2023 Notes. As of February 28, 2017, the carrying amount and fair value of the 2023 Notes was $74.5 million and $77.1 million, respectively. For the three and nine months ended November 30, 2016, we recorded $1.2 million and $3.5 million, respectively, of interest expense and $0.1 million and $0.3 million, respectively, of amortization of deferred financing costs related to the 2020 Notes. During the three and nine months ended November 30, 2017, the average dollar amount of 2023 Notes outstanding was

$74.5 million. During the three and nine months ended November 30, 2016, the average dollar amount of 2020 Notes outstanding was $61.8 million.

Note 7. Commitments and contingencies

Contractual obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations at November 30, 2017:

		Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	($ in thousands)
Long-Term Debt Obligations	$210,111	$—	$—	$—	$210,111

Off-balance sheet arrangements

The Company’s off-balance sheet arrangements consisted of $5.9 million and $2.0 million of unfunded commitments to provide debt financing to its portfolio companies or to fund limited partnership interests as of November 30, 2017 and February 28, 2017, respectively. Such commitments are generally up to the Company’s discretion to approve, or the satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Company’s consolidated statements of assets and liabilities and are not reflected in the Company’s consolidated statements of assets and liabilities.

A summary of the composition of the unfunded commitments as of November 30, 2017 and February 28, 2017 is shown in the table below (dollars in thousands):

	As of
	November 30, 2017	February 28, 2017
CLEO Communications Holding, LLC	$3,000	$—
GreyHeller LLC	2,000	2,000
Pathway Partners Vet Management Company LLC	917	—

Total	$5,917	$2,000

Note 8. Directors Fees

The independent directors receive an annual fee of $40,000. They also receive $2,500 plus reimbursement of reasonable out-of- pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of- pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the Audit Committee receives an annual fee of $5,000 and the chairman of each other committee receives an annual fee of $2,000 for their additional services in these capacities. In addition, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option to receive their directors’ fees in the form of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. No compensation is paid to directors who are “interested persons” of the Company (as such term is defined in the 1940 Act). For the three months ended November 30, 2017 and November 30, 2016, we incurred $0.04 million and $0.07 million for directors’ fees and expenses, respectively. For the nine months ended November 30, 2017 and November 30, 2016, we incurred $0.2 million and $0.2 million for directors’ fees and expenses, respectively. As of November 30, 2017 and February 28, 2017, $0.0 and $0.05 million in directors’ fees and expenses were accrued and unpaid, respectively. As of November 30, 2017, we had not issued any common stock to our directors as compensation for their services.

Note 9. Stockholders’ Equity

On May 16, 2006, GSC Group, Inc. capitalized the LLC, by contributing $1,000 in exchange for 67 shares, constituting all of the issued and outstanding shares of the LLC.

On March 20, 2007, the Company issued 95,995.5 and 8,136.2 shares of common stock, priced at $150.00 per share, to GSC Group and certain individual employees of GSC Group, respectively, in exchange for the general partnership interest and a limited partnership interest in GSC Partners CDO III GP, LP, collectively valued at $15.6 million. At this time, the 6.7 shares owned by GSC Group in the LLC were exchanged for 6.7 shares of the Company.

On March 28, 2007, the Company completed its IPO of 725,000 shares of common stock, priced at $150.00 per share, before underwriting discounts and commissions. Total proceeds received from the IPO, net of $7.1 million in underwriter’s discount and commissions, and $1.0 million in offering costs, were $100.7 million.

On November 13, 2009, we declared a dividend of $18.25 per share payable on December 31, 2009. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to $2.1 million or $2.50 per share. Based on shareholder elections, the dividend consisted of $2.1 million in cash and 864,872.5 of newly issued shares of common stock.

On July 30, 2010, our Manager and its affiliates purchased 986,842 shares of common stock at $15.20 per share. Total proceeds received from this sale were $15.0 million.

On August 12, 2010, we effected a one-for-ten reverse stock split of our outstanding common stock. As a result of the reverse stock split, every ten shares of our common stock were converted into one share of our common stock. Any fractional shares received as a result of the reverse stock split were redeemed for cash. The total cash payment in lieu of shares was $230. Immediately after the reverse stock split, we had 2,680,842 shares of our common stock outstanding.

On November 12, 2010, we declared a dividend of $4.40 per share payable on December 29, 2010. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $1.2 million or $0.44 per share. Based on shareholder elections, the dividend consisted of approximately $1.2 million in cash and 596,235 shares of common stock.

On November 15, 2011, we declared a dividend of $3.00 per share payable on December 30, 2011. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.0 million or $0.60 per share. Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 599,584 shares of common stock.

On November 9, 2012, the Company declared a dividend of $4.25 per share payable on December 31, 2012. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $3.3 million or $0.85 per share. Based on shareholder elections, the dividend consisted of approximately $3.3 million in cash and 853,455 shares of common stock.

On October 30, 2013, the Company declared a dividend of $2.65 per share payable on December 27, 2013. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.5 million or $0.53 per share. Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 649,500 shares of common stock.

On September 24, 2014, the Company declared a dividend of $0.18 per share payable on November 28, 2014. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock pursuant to the Company’s DRIP. Based on shareholder elections, the dividend consisted of approximately $0.6 million in cash and 22,283 newly issued shares of common stock.

On September 24, 2014, the Company declared a dividend of $0.22 per share payable on February 27, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.8 million in cash and 26,858 newly issued shares of common stock.

On April 9, 2015, the Company declared a dividend of $0.27 per share payable on May 29, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.9 million in cash and 33,766 newly issued shares of common stock.

On May 14, 2015, the Company declared a special dividend of $1.00 per share payable on June 5, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $3.4 million in cash and 126,230 newly issued shares of common stock.

On July 8, 2015, the Company declared a dividend of $0.33 per share payable on August 31, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 47,861 newly issued shares of common stock.

On October 7, 2015, the Company declared a dividend of $0.36 per share payable on November 30, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 61,029 newly issued shares of common stock.

On January 12, 2016, the Company declared a dividend of $0.40 per share payable on February 29, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.4 million in cash and 66,765 newly issued shares of common stock.

On March 31, 2016, the Company declared a dividend of $0.41 per share payable on April 27, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 56,728 newly issued shares of common stock.

On July 7, 2016, the Company declared a dividend of $0.43 per share payable on August 9, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,167 newly issued shares of common stock.

On August 8, 2016, the Company declared a special dividend of $0.20 per share payable on September 5, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.7 million in cash and 24,786 newly issued shares of common stock.

On October 5, 2016, the Company declared a dividend of $0.44 per share payable on November 9, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,548 newly issued shares of common stock.

On January 12, 2017, the Company declared a dividend of $0.45 per share payable on February 9, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.6 million in cash and 50,453 newly issued shares of common stock.

On February 28, 2017, the Company declared a dividend of $0.46 per share payable on March 28, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 29,096 newly issued shares of common stock.

On May 30, 2017, the Company declared a dividend of $0.47 per share payable on June 27, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.3 million in cash and 26,222 newly issued shares of common stock.

On August 28, 2017, the Company declared a dividend of $0.48 per share payable on September 26, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $2.2 million in cash and 33,551 newly issued shares of common stock.

On September 24, 2014, the Company announced the approval of an open market share repurchase plan that allowed it to repurchase up to 200,000 shares of its common stock at prices below its NAV as reported in its then most recently published consolidated financial statements. On October 7, 2015, the Company’s board of directors extended the open market share repurchase plan for another year and increased the number of shares the Company is permitted to repurchase at prices below its NAV, as reported in its then most recently published consolidated financial statements, to 400,000 shares of its common stock. On October 5, 2016, the Company’s board of directors extended the open market share repurchase plan for another year to October 15, 2017 and increased the number of shares the Company is permitted to repurchase at prices below its NAV, as reported in its then most recently published consolidated financial statements, to 600,000 shares of its common stock. On October 10, 2017, the Company’s board of directors extended the open market share repurchase plan for another year to October 15, 2018, leaving the number of shares unchanged at 600,000 shares of its common stock. As of November 30, 2017, the Company purchased 218,491 shares of common stock, at the average price of $16.87 for approximately $3.7 million pursuant to this repurchase plan.

On March 16, 2017, we entered into an equity distribution agreement with Ladenburg Thalmann & Co. Inc., through which we may offer for sale, from time to time, up to $30.0 million of our common stock through an ATM offering. As of November 30, 2017, the Company sold 266,113 shares for gross proceeds of $6.0 million at an average price of $22.49 for aggregate net proceeds of $5.9 million (net of transaction costs).

Note 10. Summarized Financial Information of Our Unconsolidated Subsidiary

In accordance with SEC Regulation S-X Rules 3-09 and 4-08(g), the Company must determine which of its unconsolidated controlled portfolio companies, if any, are considered “significant subsidiaries.” After performing this analysis, the Company determined that one of its portfolio companies, Easy Ice, LLC (“Easy Ice”) is not a significant subsidiary for the three months ended November 30, 2017 under at least one of the significance conditions of Rule 4-08(g) of SEC Regulation S-X, but was a significant subsidiary for the year ended February 28, 2017. Accordingly, audited financial information for the year ended December 31, 2016 and as of December 31, 2016 has been included as follows (in thousands):

As of
Balance Sheet—Easy Ice, LLC	December 31, 2016
Current assets	$1,058
Noncurrent assets	$18,245
Current liabilities	$3,473
Noncurrent liabilities	$23,113
Total deficit	$(7,283)

For the year ended
Statements of Operations—Easy Ice, LLC	December 31, 2016
Rental income	$14,463
Rental expenses	$8,463
Gross margin	$6,000
Operating expenses	$5,123
Income from operations	$877
Net loss	$(1,356)

Note 11. Earnings Per Share

In accordance with the provisions of FASB ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets resulting from operations per share for the three and nine months ended November 30, 2017 and November 30, 2016 (dollars in thousands except share and per share amounts):

	For the three months ended		For the nine months ended
Basic and diluted	November 30, 2017	November 30, 2016	November 30, 2017	November 30, 2016
Net increase in net assets resulting from operations	$4,263	$1,574	$12,147	$10,133
Weighted average common shares outstanding	6,040,311	5,727,933	5,952,086	5,735,443
Weighted average earnings per common share	$0.71	$0.27	$2.04	$1.77

Note 12. Dividend

On August 28, 2017, the Company declared a dividend of $0.48 per share which was paid on September 26, 2017, to common stockholders of record as of September 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $2.2 million in cash and 33,551 newly issued shares of common stock, or 0.6% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $20.19 per share, which equaled the volume weighted average trading price per share of the common stock on September 13, 14, 15, 18, 19, 20, 21, 22, 25 and 26, 2017.

On May 30, 2017, the Company declared a dividend of $0.47 per share which was paid on June 27, 2017, to common stockholders of record as of June 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $2.3 million in cash and 26,222 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $20.04 per share, which equaled the volume weighted average trading price per share of the common stock on June 14, 15, 16, 19, 20, 21, 22, 23, 26 and 27, 2017.

On February 28, 2017, the Company declared a dividend of $0.46 per share which was paid on March 28, 2017, to common stockholders of record as of March 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 29,096 newly issued shares of common stock, or 0.5% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $21.38 per share, which equaled the volume weighted average trading price per share of the common stock on March 15, 16, 17, 20, 21, 22, 23, 24, 27 and 28, 2017.

The following table summarizes dividends declared for the nine months ended November 30, 2017 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
August 28, 2017	September 15, 2017	September 26, 2017	$0.48	$2,866
May 30, 2017	June 15, 2017	June 27, 2017	$0.47	$2,792
February 28, 2017	March 15, 2017	March 28, 2017	$0.46	$2,666

Total dividends declared			$1.41	$8,324

*	Amount per share is calculated based on the number of shares outstanding at the date of declaration.

The following table summarizes dividends declared for the nine months ended November 30, 2016 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
October 5, 2016	October 31, 2016	November 9, 2016	$0.44	$2,509
August 8, 2016	August 24, 2016	September 5, 2016	$0.20	$1,151
July 7, 2016	July 29, 2016	August 9, 2016	$0.43	$2,466
March 31, 2016	April 15, 2016	April 27, 2016	$0.41	$2,346

Total dividends declared			$1.48	$8,472

*	Amount per share is calculated based on the number of shares outstanding at the date of declaration.

Note 13. Financial Highlights

The following is a schedule of financial highlights for the nine months ended November 30, 2017 and November 30, 2016:

	November 30, 2017	November 30, 2016
Per share data:
Net asset value at beginning of period	$21.97	$22.06
Net investment income(1)	1.58	1.49
Net realized and unrealized gains and losses on investments	0.46	0.28

Net increase in net assets from operations	2.04	1.77
Distributions declared from net investment income	(1.41)	(1.48)

Total distributions to stockholders	(1.41)	(1.48)
Dilution(4)	(0.02)	(0.14)
Net asset value at end of period	$22.58	$22.21
Net assets at end of period	$138,846,223	$127,679,730
Shares outstanding at end of period	6,149,582	5,748,247
Per share market value at end of period	$22.30	$20.18
Total return based on market value(2)	4.96%	56.98%
Total return based on net asset value(3)	10.00%	11.37%
Ratio/Supplemental data:
Ratio of net investment income to average net assets(8)	10.21%	9.54%
Ratio of operating expenses to average net assets(7)	7.95%	7.10%
Ratio of incentive management fees to average net assets(6)	2.23%	1.83%
Ratio of interest and debt financing expenses to average net assets(7)	8.30%	7.42%
Ratio of total expenses to average net assets(8)	18.48%	16.35%
Portfolio turnover rate(5)	14.08%	31.25%
Asset coverage ratio per unit(6)	2,840	3,066
Average market value per unit:
Credit Facility(9)	N/A	N/A
SBA Debentures(9)	N/A	N/A
2020 Notes	N/A	25.35
2023 Notes	26.10	N/A

(1)	Net investment income per share is calculated using the weighted average shares outstanding during the period.
(2)	Total investment return is calculated assuming a purchase of common shares at the current market value on the first day and a sale at the current market value on the last day of the periods reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Company’s DRIP. Total investment return does not reflect brokerage commissions. Total investment returns covering less than a full period are not annualized.
(3)	Total investment return is calculated assuming a purchase of common shares at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Company’s DRIP. Total investment return does not reflect brokerage commissions.
(4)	Represents the dilutive effect of issuing common stock below net asset value per share during the period in connection with the satisfaction of the Company’s annual RIC distribution requirement. See Note 12, Dividend.
(5)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value.

(6)	Ratios are not annualized.
(7)	Ratios are annualized.
(8)	Ratios are annualized. Incentive management fees included within the ratio are not annualized.
(9)	The Credit Facility and SBA Debentures are not registered for public trading.

Note 14. Subsequent Events

The Company has evaluated subsequent events through the filing of this Prospectus and determined that there have been no events that have occurred that would require adjustments to the Company’s disclosures in the consolidated financial statements except for the following:

On November 29, 2017, the Company declared a dividend of $0.49 per share payable on December 27, 2017, to common stockholders of record on December 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant the Company’s DRIP. Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 25,435 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $21.14 per share, which equaled the volume weighted average trading price per share of the common stock on December 13, 14, 15, 18, 19, 20, 21, 22, 26 and 27, 2017.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of Saratoga Investment Corp.

We have audited the accompanying consolidated statements of assets and liabilities of Saratoga Investment Corp. (the “Company”), including the consolidated schedules of investments, as of February 28, 2017 and February 29, 2016, and the related consolidated statements of operations, changes in net assets, and cash flows for the years ended February 28, 2017, February 29, 2016 and February 28, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the entity’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of investments owned as of February 28, 2017, by correspondence with the custodian, debt agents and lenders. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Saratoga Investment Corp. at February 28, 2017 and February 29, 2016, and the consolidated results of their operations, changes in their net assets and their cash flows for the years ended February 28, 2017, February 29, 2016 and February 28, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

May 16, 2017

Saratoga Investment Corp.

Consolidated Statements of Assets and Liabilities

	As of
	February 28, 2017	February 29, 2016
ASSETS
Investments at fair value
Non-control/Non-affiliate investments (amortized cost of $251,198,896 and $268,145,090, respectively)	$242,531,514	$271,168,186
Control investments (cost of $49,283,536 and $13,030,751, respectively)	50,129,799	12,827,980

Total investments at fair value (amortized cost of $300,482,432 and $281,175,841, respectively)	292,661,313	283,996,166
Cash and cash equivalents	9,306,543	2,440,277
Cash and cash equivalents, reserve accounts	12,781,425	4,594,506
Interest receivable (net of reserve of $157,560 and $728,519, respectively)	3,294,450	3,195,919
Management fee receivable	171,106	170,016
Other assets	183,346	350,368
Receivable from unsettled trades	253,041	300,000

Total assets	$318,651,224	$295,047,252

LIABILITIES
Revolving credit facility	$—	$—
Deferred debt financing costs, revolving credit facility	(437,183)	(515,906)
SBA debentures payable	112,660,000	103,660,000
Deferred debt financing costs, SBA debentures payable	(2,508,280)	(2,493,303)
Notes payable	74,450,500	61,793,125
Deferred debt financing costs, notes payable	(2,689,511)	(1,694,586)
Dividend payable	—	875,599
Base management and incentive fees payable	5,814,692	5,593,956
Accounts payable and accrued expenses	852,987	855,873
Interest and debt fees payable	2,764,237	1,552,069
Payable for repurchases of common stock	—	20,957
Directors fees payable	51,500	31,500
Due to manager	397,505	218,093

Total liabilities	$191,356,447	$169,897,377

Commitments and contingencies (See Note 8)
NET ASSETS
Common stock, par value $.001, 100,000,000 common shares authorized, 5,794,600 and 5,672,227 common shares issued and outstanding, respectively	$5,795	$5,672
Capital in excess of par value	190,483,931	188,714,329
Distribution in excess of net investment income	(27,737,348)	(26,217,902)
Accumulated net realized loss from investments and derivatives	(27,636,482)	(40,172,549)
Accumulated net unrealized appreciation (depreciation) on investments and derivatives	(7,821,119)	2,820,325

Total net assets	127,294,777	125,149,875

Total liabilities and net assets	$318,651,224	$295,047,252

NET ASSET VALUE PER SHARE	$21.97	$22.06

See accompanying notes to consolidated financial statements.

Saratoga Investment Corp.

Consolidated Statements of Operations

	For the year ended February 28, 2017	For the year ended February 29, 2016	For the year ended February 28, 2015
INVESTMENT INCOME
Interest from investments
Non-control/Non-affiliate investments	$26,413,986	$23,165,823	$20,790,324
Payment-in-kind interest income from Non-control/Non-affiliate investments	652,847	1,039,398	1,186,657
Control investments	2,281,397	2,665,648	2,707,230

Total interest income	29,348,230	26,870,869	24,684,211
Interest from cash and cash equivalents	31,151	5,420	3,801
Management fee income	1,499,001	1,494,779	1,520,205
Other income	2,278,770	1,679,602	1,167,144

Total investment income	33,157,152	30,050,670	27,375,361

OPERATING EXPENSES
Interest and debt financing expenses	9,888,127	8,456,467	7,375,022
Base management fees	4,898,657	4,528,589	4,156,955
Professional fees	1,243,400	1,336,214	1,301,713
Administrator expenses	1,366,667	1,175,000	1,000,000
Incentive management fees	2,947,543	2,232,188	2,547,773
Insurance	275,787	330,867	337,335
Directors fees and expenses	235,422	204,000	210,761
General & administrative	1,121,594	995,205	478,299
Excise tax expense	44,770	113,808	293,653
Other expense	19,780	—	—

Total operating expenses	22,041,747	19,372,338	17,701,511

Loss on extinguishment of debt	1,454,595	—	—
NET INVESTMENT INCOME	9,660,810	10,678,332	9,673,850

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain from investments	12,368,115	226,252	3,276,450
Net unrealized appreciation (depreciation) on investments	(10,641,444)	740,974	(1,942,936)

Net gain on investments	1,726,671	967,226	1,333,514

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$11,387,481	$11,645,558	$11,007,364

WEIGHTED AVERAGE—BASIC AND DILUTED EARNINGS PER COMMON SHARE	$1.98	$2.09	$2.04
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING—BASIC AND DILUTED	5,740,450	5,582,453	5,385,049

See accompanying notes to consolidated financial statements.

Saratoga Investment Corp.

Consolidated Schedule of Investments

February 28, 2017

Company	Industry	Investment Interest Rate / Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Non-control/Non-affiliated investments—190.5%(b)
Apex Holdings Software Technologies, LLC	Business Services	First Lien Term Loan (L+8.00%), 9.05% Cash, 9/21/2021	$18,000,000	$17,857,818	$17,843,400	14.0%
Avionte Holdings, LLC(g)	Business Services	Common Stock	100,000	100,000	251,000	0.2%
BMC Software, Inc.(d)	Business Services	Syndicated Loan (L+4.00%), 5.05% Cash, 9/10/2020	$5,611,666	5,582,551	5,639,163	4.4%
Courion Corporation	Business Services	Second Lien Term Loan (L+10.00%), 11.05% Cash, 6/1/2021	$15,000,000	14,879,353	14,230,500	11.2%
Emily Street Enterprises, L.L.C.	Business Services	Senior Secured Note (L+8.50%), 10.00% Cash, 1/23/2020	$3,300,000	3,282,213	3,316,500	2.6%
Emily Street Enterprises, L.L.C.(g)	Business Services	Warrant Membership Interests Expires 12/28/2022	49,318	400,000	394,544	0.3%
Erwin, Inc.	Business Services	Second Lien Term Loan (L+11.50%), 12.55% (11.50% Cash/1.00% PIK), 8/28/2021	$13,111,929	13,000,581	13,111,929	10.2%
GreyHeller LLC	Business Services	First Lien Term Loan (L+11.00%), 12.05% Cash, 11/16/2021	$7,000,000	6,933,141	6,930,000	5.4%
GreyHeller LLC(i),(j)	Business Services	Delayed Draw Term Loan B (L+11.00%), 12.05% Cash, 11/16/2021	$—	—	—	0.0%
GreyHeller LLC(g)	Business Services	Common Stock	850,000	850,000	850,000	0.7%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	First Lien Term Loan (L+5.25%), 6.30% Cash, 10/8/2021	$5,947,481	5,857,960	5,947,481	4.7%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	Second Lien Term Loan (L+9.50%), 10.55% Cash, 10/8/2022	$3,000,000	2,922,606	2,926,800	2.3%
Identity Automation Systems	Business Services	Convertible Promissory Note 13.50% (6.75% Cash/6.75% PIK), 8/18/2018	611,517	611,517	611,517	0.5%
Identity Automation Systems(g)	Business Services	Common Stock Class A Units	232,616	232,616	386,143	0.3%
Identity Automation Systems	Business Services	First Lien Term Loan (L+9.25%), 10.30% (9.25% Cash/1.75% PIK) 12/18/2020	$10,293,791	10,223,741	10,293,791	8.1%
Knowland Technology Holdings, L.L.C.	Business Services	First Lien Term Loan (L+8.75%), 9.80% Cash, 7/20/2021	$17,777,730	17,692,307	17,777,730	14.0%
Microsystems Company	Business Services	Second Lien Term Loan (L+10.00%), 11.05% Cash, 7/1/2022	$8,000,000	7,927,489	7,964,800	6.3%
National Waste Partner	Business Services	First Lien Term Loan 10.00% Cash, 2/13/2022	$9,000,000	8,910,000	8,910,000	7.0%
Vector Controls Holding Co., LLC(d)	Business Services	First Lien Term Loan, 14.00% (12.00% Cash/2.00% PIK), 3/6/2018	$8,819,270	8,778,186	8,819,270	6.9%
Vector Controls Holding Co., LLC(d),(g)	Business Services	Warrants to Purchase Limited Liability Company Interests, Expires 5/31/2025	343	—	327,200	0.3%

		Total Business Services		126,042,079	126,531,768	99.4%

Targus Holdings, Inc.(d),(g)	Consumer Products	Common Stock	210,456	1,791,242	29,241	0.0%
Targus Holdings, Inc.(d)	Consumer Products	Second Lien Term Loan A-2 15.00% PIK, 12/31/2019	$234,630	234,630	234,630	0.2%

Company	Industry	Investment Interest Rate / Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Targus Holdings, Inc.(d)	Consumer Products	Second Lien Term Loan B 15.00% PIK, 12/31/2019	$703,889	703,889	703,889	0.6%

		Total Consumer Products		2,729,761	967,760	0.8%

My Alarm Center, LLC	Consumer Services	Second Lien Term Loan (L+11.00%), 12.05% Cash, 7/9/2019	$9,375,000	9,359,492	7,061,250	5.6%
PrePaid Legal Services, Inc.(d)	Consumer Services	First Lien Term Loan (L+5.25%), 6.50% Cash, 7/1/2019	$2,687,143	2,672,435	2,687,143	2.1%
PrePaid Legal Services, Inc.(d)	Consumer Services	Second Lien Term Loan (L+9.00%), 10.25% Cash, 7/1/2020	$11,000,000	10,966,188	11,000,000	8.6%

		Total Consumer Services		22,998,115	20,748,393	16.3%

M/C Acquisition Corp., L.L.C.(d),(g)	Education	Class A Common Stock	544,761	30,241	—	0.0%
M/C Acquisition Corp., L.L.C.(d)	Education	First Lien Term Loan 1.0% Cash, 3/31/2018	$2,321,073	1,193,790	8,087	0.0%
Texas Teachers of Tomorrow, LLC(g),(h)	Education	Common Stock	750	750,000	919,680	0.7%
Texas Teachers of Tomorrow, LLC	Education	Second Lien Term Loan (L+9.75%), 10.80% Cash, 6/2/2021	$10,000,000	9,918,572	10,000,000	7.9%

		Total Education		11,892,603	10,927,767	8.6%

TM Restaurant Group L.L.C.(g)	Food and Beverage	First Lien Term Loan (L+8.50%), 9.75% Cash, 7/17/2017	$9,358,694	9,331,446	8,422,825	6.6%

		Total Food and Beverage		9,331,446	8,422,825	6.6%

Censis Technologies, Inc.	Healthcare Services	First Lien Term Loan B (L+10.00%), 11.05% Cash, 7/24/2019	$11,100,000	10,977,689	10,940,160	8.6%
Censis Technologies, Inc.(g),(h)	Healthcare Services	Limited Partner Interests	999	999,000	886,772	0.7%
ComForCare Health Care	Healthcare Services	First Lien Term Loan (L+8.50%), 9.55% Cash, 1/31/2022	$10,500,000	10,398,957	10,395,000	8.2%
Roscoe Medical, Inc.(d),(g)	Healthcare Services	Common Stock	5,081	508,077	680,823	0.5%
Roscoe Medical, Inc.	Healthcare Services	Second Lien Term Loan 11.25% Cash, 9/26/2019	$4,200,000	4,155,827	4,179,000	3.3%
Ohio Medical, LLC(g)	Healthcare Services	Common Stock	5,000	500,000	288,800	0.2%
Ohio Medical, LLC	Healthcare Services	Senior Subordinated Note 12.00%, 7/15/2021	$7,300,000	7,238,831	6,989,750	5.5%
Zest Holdings, LLC(d)	Healthcare Services	Syndicated Loan (L+4.75%), 5.80% Cash, 8/17/2020	$4,136,911	4,085,888	4,183,658	3.3%

		Total Healthcare Services		38,864,269	38,543,963	30.3%

HMN Holdco, LLC	Media	First Lien Term Loan 12.00% Cash, 7/8/2021	$8,462,482	8,376,876	8,462,482	6.6%
HMN Holdco, LLC	Media	Delayed Draw First Lien Term Loan 12.00% Cash, 7/8/2021	$4,800,000	4,751,258	4,800,000	3.8%
HMN Holdco, LLC(g)	Media	Class A Series, Expires 1/16/2025	4,264	61,647	294,770	0.2%
HMN Holdco, LLC(g)	Media	Class A Warrant, Expires 1/16/2025	30,320	438,353	1,706,410	1.3%
HMN Holdco, LLC(g)	Media	Warrants to Purchase Limited Liability Company Interests (Common), Expires 5/16/2024	57,872	—	2,961,310	2.3%
HMN Holdco, LLC(g)	Media	Warrants to Purchase Limited Liability Company Interests (Preferred), Expires 5/16/2024	8,139	—	473,690	0.4%

		Total Media		13,628,134	18,698,662	14.6%

Elyria Foundry Company, L.L.C.(d),(g)	Metals	Common Stock	35,000	9,217,564	413,350	0.3%
Elyria Foundry Company, L.L.C.(d)	Metals	Second Lien Term Loan 15.00% PIK, 8/10/2022	$437,500	437,500	437,500	0.4%

		Total Metals		9,655,064	850,850	0.7%

Company	Industry	Investment Interest Rate / Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Mercury Network, LLC	Real Estate	First Lien Term Loan (L+9.50%), 10.55% Cash, 8/24/2021	$15,773,875	15,644,382	15,773,875	12.4%
Mercury Network, LLC(g)	Real Estate	Common Stock	413,043	413,043	1,065,651	0.8%

		Total Real Estate		16,057,425	16,839,526	13.2%

Sub Total Non-control/Non-affiliated investments				251,198,896	242,531,514	190.5%

Control investments—39.4%(b)
Easy Ice, LLC(g)	Business Services	Preferred Equity	5,080,000	8,000,000	8,000,000	6.3%
Easy Ice, LLC(d)(f)	Business Services	First Lien Term Loan (L+10.25%), 11.02% Cash, 1/15/2020	$26,680,000	26,464,162	26,680,000	20.9%

		Total Business Services		34,464,162	34,680,000	27.2%

Saratoga Investment Corp. CLO 2013-1, Ltd.(a),(d),(e),(f)	Structured Finance Securities	Other/Structured Finance Securities 14.87%, 10/20/2025	$30,000,000	10,319,374	10,950,249	8.7%
Saratoga Investment Corp. Class F Note(a),(d),(f)	Structured Finance Securities	Other/Structured Finance Securities (L+8.50%), 9.55%, 10/20/2025	$4,500,000	4,500,000	4,499,550	3.5%

		Total Structured Finance Securities		14,819,374	15,449,799	12.2%

Sub Total Control investments				49,283,536	50,129,799	39.4%

TOTAL INVESTMENTS—229.9%(b)				$300,482,432	$292,661,313	229.9%

	Principal	Cost	Fair Value	% of Net Assets
Cash and cash equivalents and cash and cash equivalents, reserve accounts—17.4%(b)
U.S. Bank Money Market(k)	$22,087,968	$22,087,968	$22,087,968	17.4%

Total cash and cash equivalents and cash and cash equivalents, reserve accounts	$22,087,968	$22,087,968	$22,087,968	17.4%

(a)	Represents a non-qualifying investment as defined under Section 55(a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 5.3% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $127,294,777 as of February 28, 2017.
(c)	Because there is no readily available market value for these investments, the fair value of these investments is approved in good faith by our board of directors (see Note 3 to the consolidated financial statements).
(d)	These securities are pledged as collateral under a senior secured revolving credit facility (see Note 7 to the consolidated financial statements).
(e)	This investment does not have a stated interest rate that is payable thereon. As a result, the 14.87% interest rate in the table above represents the effective interest rate currently earned on the investment cost and is based on the current cash interest and other income generated by the investment.

(f)	As defined in the Investment Company Act, we “Control” this portfolio company because we own more than 25% of the portfolio company’s outstanding voting securities. Transactions during the period in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions	Sales (Cost)	Interest Income	Management Fee Income	Net Realized Gains (Losses)	Net Unrealized Appreciation (Depreciation)
Easy Ice, LLC	$20,553,200	$—	$—	$217,362	$—	$—	$283,226
Saratoga Investment Corp. CLO 2013-1, Ltd.	$—	$—	$—	$1,941,914	$1,499,001	$—	$833,646
Saratoga Investment Corp. Class F Note	$4,500,000	$—	$—	$122,121	$—	$—	$(450)

(g)	Non-income producing at February 28, 2017.
(h)	Includes securities issued by an affiliate of the company.
(i)	The investment has an unfunded commitment as of February 28, 2017 (see Note 8 to the consolidated financial statements).
(j)	The entire commitment was unfunded at February 28, 2017. As such, no interest is being earned on this investment.
(k)	Included within cash and cash equivalents and cash and cash equivalents, reserve accounts in the Company’s Consolidated Statements of Assets and Liabilities as of February 28, 2017.

Saratoga Investment Corp.

Consolidated Schedule of Investments

February 29, 2016

Company	Industry	Investment Interest Rate / Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Non-control/Non-affiliated investments—216.6%(b)
National Truck Protection Co., Inc.(d),(g)	Automotive Aftermarket	Common Stock	1,116	$1,000,000	$1,695,303	1.4%
National Truck Protection Co., Inc.(d)	Automotive Aftermarket	First Lien Term Loan 15.50% Cash, 9/13/2018	$6,776,770	6,776,770	6,776,770	5.4%
Take 5 Oil Change, L.L.C.(d),(g)	Automotive Aftermarket	Common Stock	7,128	480,535	6,235,209	5.0%

		Total Automotive Aftermarket		8,257,305	14,707,282	11.8%

Legacy Cabinets Holdings(d),(g)	Building Products	Common Stock Voting A-1	2,535	220,900	2,676,909	2.1%
Legacy Cabinets Holdings(d),(g)	Building Products	Common Stock Voting B-1	1,600	139,424	1,689,568	1.3%
Polar Holding Company, Ltd.(a),(d),(i)	Building Products	First Lien Term Loan (L+9.00%), 10.00% Cash, 9/30/2016	$2,000,000	2,000,000	2,000,000	1.6%

		Total Building Products		2,360,324	6,366,477	5.0%

Avionte Holdings, LLC(g)	Business Services	Common Stock	100,000	100,000	169,850	0.1%
Avionte Holdings, LLC	Business Services	First Lien Term Loan (L+8.25%), 9.75% Cash, 1/8/2019	$2,406,342	2,376,045	2,382,844	1.9%
Avionte Holdings, LLC(j),(k)	Business Services	Delayed Draw Term Loan A (L+8.25%), 9.75% Cash, 1/8/2019	$—	—	—	0.0%
BMC Software, Inc.(d)	Business Services	Syndicated Loan (L+4.00%), 5.00% Cash, 9/10/2020	$5,671,667	5,633,920	4,520,318	3.6%
Courion Corporation	Business Services	Second Lien Term Loan (L+10.00%), 11.00% Cash, 6/1/2021	$15,000,000	14,856,720	14,850,000	11.9%
Dispensing Dynamics International(d)	Business Services	Senior Secured Note 12.50% Cash, 1/1/2018	$12,000,000	12,025,101	10,950,000	8.8%
Easy Ice, LLC(d)	Business Services	First Lien Term Loan (L+8.75%), 9.50% Cash, 1/15/2020	$14,000,000	13,873,485	13,806,098	11.0%
Emily Street Enterprises, L.L.C.	Business Services	Senior Secured Note (L+8.50%), 10.00% Cash, 1/23/2020	$8,400,000	8,305,033	8,568,000	6.8%
Emily Street Enterprises, L.L.C.(g)	Business Services	Warrant Membership Interests Expires 12/28/2022	49,318	400,000	577,020	0.5%
Erwin, Inc.	Business Services	Second Lien Term Loan (L+11.50%), 13.50% (11.50% Cash/1.00% PIK), 8/28/2021	$13,000,000	12,870,023	12,870,000	10.3%
Finalsite Holdings, Inc.	Business Services	Second Lien Term Loan (L+9.00%), 10.25% Cash, 5/21/2020	$7,500,000	7,440,729	7,500,000	6.0%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	First Lien Term Loan (L+5.25%), 6.25% Cash, 10/8/2021	$5,000,000	4,904,573	4,895,000	3.9%
Help/Systems Holdings, Inc.(Help/Systems, LLC)	Business Services	Second Lien Term Loan (L+9.50%), 10.50% Cash, 10/8/2022	$3,000,000	2,912,784	2,910,000	2.3%
Identity Automation Systems(g)	Business Services	Common Stock Class A Units	232,616	232,616	427,409	0.3%
Identity Automation Systems	Business Services	First Lien Term Loan (L+9.25%), 10.25% Cash, 12/18/2020	$6,900,000	6,842,573	6,900,000	5.5%
Identity Automation Systems(j),(k)	Business Services	Delayed Draw Term Loan 10.25% Cash, 12/18/2020	$—	—	—	0.0%

Company	Industry	Investment Interest Rate / Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Knowland Technology Holdings, L.L.C.	Business Services	First Lien Term Loan 8.00% Cash, 11/29/2017	$5,259,171	5,224,422	5,259,171	4.2%
Vector Controls Holding Co., LLC(d)	Business Services	First Lien Term Loan, 14.00% (12.00% Cash/2.00% PIK), 3/6/2018	$9,035,515	8,952,442	9,035,515	7.2%
Vector Controls Holding Co., LLC(d),(g)	Business Services	Warrants to Purchase Limited Liability Company Interests, Expires 5/31/2025	343	—	354,819	0.3%

		Total Business Services		106,950,466	105,976,044	84.6%

Advanced Air & Heat of Florida, LLC	Consumer Products	First Lien Term Loan 9.50% Cash, 7/17/2020	$6,800,000	6,733,661	6,800,000	5.4%
Targus Holdings, Inc.(d),(g)	Consumer Products	Common Stock	210,456	1,791,242	—	0.0%
Targus Holdings, Inc.(d)	Consumer Products	Second Lien Term Loan A-2 15.00% PIK, 12/31/2019	$210,456	210,456	210,456	0.2%
Targus Holdings, Inc.(d)	Consumer Products	Second Lien Term Loan B 15.00% PIK, 12/31/2019	$631,369	631,369	631,369	0.5%

		Total Consumer Products		9,366,728	7,641,825	6.1%

Expedited Travel L.L.C.(g)	Consumer Services	Common Stock	1,000,000	1,000,000	1,647,767	1.3%
Expedited Travel L.L.C.	Consumer Services	First Lien Term Loan 10.00% Cash, 10/10/2019	$11,475,490	11,401,380	11,647,623	9.3%
My Alarm Center, LLC	Consumer Services	Second Lien Term Loan (L+11.00%), 12.00% Cash, 7/9/2019	$7,500,000	7,500,000	7,450,500	6.0%
PrePaid Legal Services, Inc.(d)	Consumer Services	First Lien Term Loan (L+5.25%), 6.50% Cash, 7/1/2019	$1,572,921	1,562,787	1,556,248	1.2%
PrePaid Legal Services, Inc.(d)	Consumer Services	Second Lien Term Loan (L+9.00%), 10.25% Cash, 7/1/2020	$10,000,000	9,962,104	9,827,000	7.9%
Prime Security Services, LLC	Consumer Services	Second Lien Term Loan (L+8.75%), 9.75% Cash, 7/1/2022	$12,000,000	11,829,030	10,980,000	8.8%

		Total Consumer Services		43,255,301	43,109,138	34.5%

M/C Acquisition Corp., L.L.C.(d),(g)	Education	Class A Common Stock	544,761	30,241	—	0.0%
M/C Acquisition Corp., L.L.C.(d)	Education	First Lien Term Loan 1.00% Cash, 3/31/2016	$2,321,073	1,193,790	8,087	0.0%
Texas Teachers of Tomorrow, LLC(g),(h)	Education	Common Stock	750	750,000	785,475	0.6%
Texas Teachers of Tomorrow, LLC	Education	Second Lien Term Loan (L+9.75%), 10.75% Cash, 6/2/2021	$10,000,000	9,902,816	9,900,000	7.9%

		Total Education		11,876,847	10,693,562	8.5%

TM Restaurant Group L.L.C.	Food and Beverage	First Lien Term Loan (L+8.50%), 9.75% Cash, 7/16/2017	$9,622,319	9,527,041	9,131,048	7.3%

		Total Food and Beverage		9,527,041	9,131,048	7.3%

Bristol Hospice, LLC	Healthcare Services	Senior Secured Note 11.00% (10.00% Cash/1.00% PIK), 11/29/2018	$5,404,747	5,339,820	5,404,747	4.3%
Censis Technologies, Inc.	Healthcare Services	First Lien Term Loan B (L+10.00%), 11.00% Cash, 7/24/2019	$11,550,000	11,377,810	11,459,418	9.2%
Censis Technologies, Inc.(g),(h)	Healthcare Services	Limited Partner Interests	999	999,000	810,642	0.7%

Company	Industry	Investment Interest Rate / Maturity	Principal/ Number of Shares	Cost	Fair Value(c)	% of Net Assets
Roscoe Medical, Inc.(d),(g)	Healthcare Services	Common Stock	5,000	500,000	334,000	0.3%
Roscoe Medical, Inc.	Healthcare Services	Second Lien Term Loan 11.25% Cash, 9/26/2019	$4,200,000	4,141,519	3,822,000	3.0%
Ohio Medical, LLC(g)	Healthcare Services	Common Stock	5,000	500,000	500,000	0.4%
Ohio Medical, LLC	Healthcare Services	Senior Subordinated Note 12.00%, 7/15/2021	$7,300,000	7,228,452	7,227,000	5.8%
Smile Brands Group Inc.(d)	Healthcare Services	Syndicated Loan (L+7.75%), 10.50% (9.00% Cash/1.50% PIK), 8/16/2019	$4,420,900	4,362,266	3,216,647	2.6%
Zest Holdings, LLC(d)	Healthcare Services	Syndicated Loan (L+4.25%), 5.25% Cash, 8/16/2020	$4,207,821	4,142,093	4,130,692	3.3%

		Total Healthcare Services		38,590,960	36,905,146	29.6%

HMN Holdco, LLC	Media	First Lien Term Loan 10.00% Cash, 5/16/2019	$8,937,982	8,812,479	8,937,983	7.1%
HMN Holdco, LLC	Media	First Lien Term Loan 10.00% Cash, 5/16/2019	$1,600,000	1,572,821	1,600,000	1.3%
HMN Holdco, LLC(g)	Media	Class A Series, Expires 1/16/2025	4,264	61,647	314,683	0.3%
HMN Holdco, LLC(g)	Media	Class A Warrant, Expires 1/16/2025	30,320	438,353	1,889,542	1.5%
HMN Holdco, LLC(g)	Media	Warrants to Purchase Limited Liability Company Interests (Common), Expires 5/16/2024	57,872	—	3,309,121	2.6%
HMN Holdco, LLC(g)	Media	Warrants to Purchase Limited Liability Company Interests, Expires 5/16/2024	8,139	—	523,012	0.4%

		Total Media		10,885,300	16,574,341	13.2%

Elyria Foundry Company, L.L.C.(d),(g)	Metals	Common Stock	35,000	9,217,564	2,026,150	1.6%
Elyria Foundry Company, L.L.C.(d)	Metals	Revolver 10.00% Cash, 3/31/2017	$8,500,000	8,500,000	8,500,000	6.8%

		Total Metals		17,717,564	10,526,150	8.4%

Mercury Network, LLC	Real Estate	First Lien Term Loan (L+9.25%), 9.75% Cash, 4/24/2020	$9,025,000	8,944,211	9,025,000	7.2%
Mercury Network, LLC(g)	Real Estate	Common Stock	413,043	413,043	512,173	0.4%

		Total Real Estate		9,357,254	9,537,173	7.6%

Sub Total Non-control/Non-affiliated investments				268,145,090	271,168,186	216.6%

Control investments—10.3%(b)
Saratoga Investment Corp. CLO 2013-1, Ltd.(a),(d),(e),(f)	Structured Finance Securities	Other/Structured Finance Securities 16.14%, 10/17/2023	$30,000,000	13,030,751	12,827,980	10.3%

Sub Total Control investments				13,030,751	12,827,980	10.3%

TOTAL INVESTMENTS—226.9%(b)				$281,175,841	$283,996,166	226.9%

	Principal	Cost	Fair Value	% of Net Assets
Cash and cash equivalents and cash and cash equivalents, reserve accounts—5.6%(b)
U.S. Bank Money Market(l)	$7,034,783	$7,034,783	$7,034,783	5.6%

Total cash and cash equivalents and cash and cash equivalents, reserve accounts	$7,034,783	$7,034,783	$7,034,783	5.6%

(a)	Represents a non-qualifying investment as defined under Section 55(a) of the Investment Company Act of 1940, as amended. Non-qualifying assets represent 5.2% of the Company’s portfolio at fair value. As a BDC, the Company can only invest 30% of its portfolio in non-qualifying assets.
(b)	Percentages are based on net assets of $125,149,875 as of February 29, 2016.
(c)	Because there is no readily available market value for these investments, the fair value of these investments is approved in good faith by our board of directors (see Note 3 to the consolidated financial statements).
(d)	These securities are pledged as collateral under a senior secured revolving credit facility (see Note 7 to the consolidated financial statements).
(e)	This investment does not have a stated interest rate that is payable thereon. As a result, the 16.14% interest rate in the table above represents the effective interest rate currently earned on the investment cost and is based on the current cash interest and other income generated by the investment.
(f)	As defined in the Investment Company Act, we “Control” this portfolio company because we own more than 25% of the portfolio company’s outstanding voting securities. Transactions during the period in which the issuer was both an Affiliate and a portfolio company that we Control are as follows:

Company	Purchases	Redemptions	Sales (Cost)	Interest Income	Management Fee Income	Net Realized Gains/ (Losses)	Net Unrealized Depreciation
Saratoga Investment Corp. CLO 2013-1, Ltd.	$—	$—	$—	$2,665,648	$1,494,779	$—	$(1,280,916)

(g)	Non-income producing at February 29, 2016.
(h)	Includes securities issued by an affiliate of the company.
(i)	Non-U.S. company. The principal place of business for Polar Holding Company, Ltd. is Canada.
(j)	The investment has an unfunded commitment as of February 29, 2016 (see Note 8 to the consolidated financial statements).
(k)	The entire commitment was unfunded at February 29, 2016. As such, no interest is being earned on this investment.
(l)	Included within cash and cash equivalents and cash and cash equivalents, reserve accounts in the Company’s Consolidated Statements of Assets and Liabilities as of February 29, 2016.

Saratoga Investment Corp.

Consolidated Statements of Changes in Net Assets

	For the year ended February 28, 2017	For the year ended February 29, 2016	For the year ended February 28, 2015
INCREASE FROM OPERATIONS:
Net investment income	$9,660,810	$10,678,332	$9,673,850
Net realized gain from investments	12,368,115	226,252	3,276,450
Net unrealized appreciation (depreciation) on investments	(10,641,444)	740,974	(1,942,936)

Net increase in net assets from operations	11,387,481	11,645,558	11,007,364

DECREASE FROM SHAREHOLDER DISTRIBUTIONS:
Distributions declared	(11,057,075)	(13,045,149)	(2,156,740)

Net decrease in net assets from shareholder distributions	(11,057,075)	(13,045,149)	(2,156,740)

CAPITAL SHARE TRANSACTIONS:
Stock dividend distribution	5,147,335	4,665,447	320,189
Repurchases of common stock	(3,332,839)	(356,792)	—
Offering costs	—	(357,931)	—

Net increase in net assets from capital share transactions	1,814,496	3,950,724	320,189

Total increase in net assets	2,144,902	2,551,133	9,170,813
Net assets at beginning of period	125,149,875	122,598,742	113,427,929

Net assets at end of period	$127,294,777	$125,149,875	$122,598,742

Net asset value per common share	$21.97	$22.06	$22.70

Common shares outstanding at end of period	5,794,600	5,672,227	5,401,899

Distribution in excess of net investment income	$(27,737,348)	$(26,217,902)	$(23,905,603)

See accompanying notes to consolidated financial statements.

Saratoga Investment Corp.

Consolidated Statements of Cash Flows

	For the year ended February 28, 2017	For the year ended February 29, 2016	For the year ended February 28, 2015
Operating activities
NET INCREASE IN NET ASSETS FROM OPERATIONS	$11,387,481	$11,645,558	$11,007,364
ADJUSTMENTS TO RECONCILE NET INCREASE IN NET ASSETS FROM OPERATIONS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Payment-in-kind interest income	(580,268)	(966,906)	(1,204,458)
Net accretion of discount on investments	(582,186)	(507,180)	(540,069)
Amortization of deferred debt financing costs	2,487,716	913,773	929,773
Net realized gain from investments	(12,368,115)	(226,252)	(3,276,450)
Net unrealized (appreciation) depreciation on investments	10,641,444	(740,974)	1,942,936
Proceeds from sales and repayments of investments	121,158,873	68,174,143	73,257,332
Purchase of investments	(126,934,895)	(109,191,262)	(104,872,326)
(Increase) decrease in operating assets:
Interest receivable	(98,531)	(726,521)	102,455
Management fee receivable	(1,090)	1,897	(21,807)
Other assets	70,488	(128,370)	(34,930)
Receivable from unsettled trades	46,959	(300,000)	—
Increase (decrease) in operating liabilities:
Base management and incentive fees payable	220,736	(241,985)	482,890
Accounts payable and accrued expenses	(99,719)	73,141	10,621
Interest and debt fees payable	1,212,168	146,603	532,331
Payable for repurchases of common stock	(20,957)	—	—
Directors fees payable	20,000	—	—
Due to manager	179,412	(147,727)	(32,334)

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	6,739,516	(32,222,062)	(21,716,672)

Financing activities
Borrowings on debt	9,000,000	35,260,000	52,300,000
Paydowns on debt	—	(20,200,000)	(13,700,000)
Issuance of notes	74,450,500	13,493,125	—
Repayments of notes	(61,793,125)	—	—
Payments of deferred debt financing costs	(3,225,528)	(1,096,556)	(1,972,618)
Repurchases of common stock	(3,332,839)	(356,792)	—
Payments of cash dividends	(6,785,339)	(7,906,304)	(1,434,349)

NET CASH PROVIDED BY FINANCING ACTIVITIES	8,313,669	19,193,473	35,193,033

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS, RESERVE ACCOUNTS	15,053,185	(13,028,589)	13,476,361
CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS, RESERVE ACCOUNTS, BEGINNING OF PERIOD	7,034,783	20,063,372	6,587,011

CASH AND CASH EQUIVALENTS AND CASH AND CASH EQUIVALENTS, RESERVE ACCOUNTS, END OF PERIOD	$22,087,968	$7,034,783	$20,063,372

Supplemental information:
Interest paid during the period	$7,642,838	$7,396,091	$5,912,862
Cash paid for taxes	$144,247	$293,953	$625
Supplemental non-cash information:
Payment-in-kind interest income	$580,268	$966,906	$1,204,458
Net accretion of discount on investments	$582,186	$507,180	$540,069
Amortization of deferred debt financing costs	$2,487,716	$913,773	$929,773
Stock dividend distribution	$5,147,335	$4,665,447	$320,189

See accompanying notes to consolidated financial statements.

SARATOGA INVESTMENT CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

February 28, 2017

Note 1. Organization

Saratoga Investment Corp. (the “Company”, “we”, “our” and “us”) is a non-diversified closed end management investment company incorporated in Maryland that has elected to be treated and is regulated as a business development company (“BDC”) under the Investment Company Act of 1940 (the “1940 Act”). The Company commenced operations on March 23, 2007 as GSC Investment Corp. and completed the initial public offering (“IPO”) on March 28, 2007. The Company has elected to be treated as a regulated investment company (“RIC”) under subchapter M of the Internal Revenue Code (the “Code”). The Company expects to continue to qualify and to elect to be treated, for tax purposes, as a RIC. The Company’s investment objective is to generate current income and, to a lesser extent, capital appreciation from its investments.

GSC Investment, LLC (the “LLC”) was organized in May 2006 as a Maryland limited liability company. As of February 28, 2007, the LLC had not yet commenced its operations and investment activities.

On March 21, 2007, the Company was incorporated and concurrently therewith the LLC was merged with and into the Company, with the Company as the surviving entity, in accordance with the procedure for such merger in the LLC’s limited liability company agreement and Maryland law. In connection with such merger, each outstanding limited liability company interest of the LLC was converted into a share of common stock of the Company.

On July 30, 2010, the Company changed its name from “GSC Investment Corp.” to “Saratoga Investment Corp.” in connection with the consummation of a recapitalization transaction.

The Company is externally managed and advised by the investment adviser, Saratoga Investment Advisors, LLC (the “Manager”), pursuant to a management agreement (the “Management Agreement”). Prior to July 30, 2010, the Company was managed and advised by GSCP (NJ), L.P.

The Company has established wholly-owned subsidiaries, SIA Avionte, Inc., SIA Easy Ice, LLC, SIA GH, Inc., SIA Mercury, Inc., SIA TT Inc., and SIA Vector Inc., which are structured as Delaware entities, or tax blockers, to hold equity or equity-like investments in portfolio companies organized as limited liability companies, or LLCs (or other forms of pass through entities). Tax blockers are consolidated for accounting purposes, but are not consolidated for income tax purposes and may incur income tax expense as a result of their ownership of portfolio companies.

On March 28, 2012, our wholly-owned subsidiary, Saratoga Investment Corp. SBIC, LP (“SBIC LP”), received a Small Business Investment Company (“SBIC”) license from the Small Business Administration (“SBA”).

On April 2, 2015, the SBA issued a “green light” letter inviting the Company to continue the application process to obtain a license to form and operate its second SBIC subsidiary. On September 27, 2016, the SBA informed us that as part of their continued review of our application for a second license, and in order to ensure that they were reviewing the most current information available, we would need to update all previously submitted materials and invited us to reapply. As a result of this request, with which we are in the process of complying, the existing “green light” letter that the SBA issued to us has expired. If approved in the future, a second SBIC license would provide us an incremental source of long-term capital by permitting us to issue up to $150.0 million of additional SBA-guaranteed debentures in addition to the $150.0 million already approved under the first license.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”), are stated in U.S. Dollars and include the accounts of the Company and its special purpose financing subsidiary, Saratoga Investment Funding, LLC (previously known as GSC Investment Funding LLC), SBIC LP, SIA Avionte, Inc., SIA Easy Ice, LLC, SIA GH, Inc., SIA Mercury, Inc., SIA TT Inc., and SIA Vector Inc. All intercompany accounts and transactions have been eliminated in consolidation. All references made to the “Company,” “we,” and “us” herein include Saratoga Investment Corp. and its consolidated subsidiaries, except as stated otherwise.

The Company and SBIC LP are both considered to be investment companies for financial reporting purposes and have applied the guidance in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services—Investment Companies” (“ASC 946”). There have been no changes to the Company or SBIC LP’s status as investment companies during the year ended February 28, 2017.

Use of Estimates in the Preparation of Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and income, gains (losses) and expenses during the period reported. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include short-term, liquid investments in a money market fund. Cash and cash equivalents are carried at cost which approximates fair value. Per section 12(d)(1)(A) of the 1940 Act, the Company may not invest in another registered investment company such as, a money market fund if such investment would cause the Company to exceed any of the following limitations:

•	we were to own more than 3.0% of the total outstanding voting stock of the money market fund;

•	we were to hold securities in the money market fund having an aggregate value in excess of 5.0% of the value of our total assets, except as allowed pursuant to Rule 12d1-1 of Section 12(d)(1) of the 1940 Act which is designed to permit “cash sweep” arrangements rather than investments directly in short-term instruments; or

•	we were to hold securities in money market funds and other registered investment companies and BDCs having an aggregate value in excess of 10.0% of the value of our total assets.

As of February 28, 2017, the Company did not exceed any of these limitations.

Cash and Cash Equivalents, Reserve Accounts

Cash and cash equivalents, reserve accounts include amounts held in designated bank accounts in the form of cash and short-term liquid investments in money market funds, representing payments received on secured investments or other reserved amounts associated with the Company’s $45.0 million senior secured revolving credit facility with Madison Capital Funding LLC. The Company is required to use these amounts to pay interest expense, reduce borrowings, or pay other amounts in accordance with the terms of the senior secured revolving credit facility.

In addition, cash and cash equivalents, reserve accounts also include amounts held in designated bank accounts, in the form of cash and short-term liquid investments in money market funds, within our wholly-owned subsidiary, SBIC LP.

In November 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). ASU 2016-18 requires that the statements of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statements of cash flows. The new guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, and early adoption is permitted and is to be applied on a retrospective basis. The Company has adopted the provisions of ASU 2016-18 as of November 30, 2016. The adoption of the provisions of ASU 2016-18 did not materially impact the Company’s consolidated financial position or results of operations. Prior period amounts were reclassified to conform to the current period presentation.

The following table provides a reconciliation of cash and cash equivalents and cash and cash equivalents, reserve accounts reported within the consolidated statements of assets and liabilities that sum to the total of the same such amounts shown in the consolidated statements of cash flows:

	February 28, 2017	February 29, 2016	February 28, 2015
Cash and cash equivalents	$9,306,543	$2,440,277	$1,888,158
Cash and cash equivalents, reserve accounts	12,781,425	4,594,506	18,175,214

Total cash and cash equivalents, and cash and cash equivalents, reserve accounts	$22,087,968	$7,034,783	$20,063,372

Investment Classification

The Company classifies its investments in accordance with the requirements of the 1940 Act. Under the 1940 Act, “Control Investments” are defined as investments in companies in which we own more than 25.0% of the voting securities or maintain greater than 50.0% of the board representation. Under the 1940 Act, “Affiliated Investments” are defined as those non-control investments in companies in which we own between 5.0% and 25.0% of the voting securities. Under the 1940 Act, “Non-affiliated Investments” are defined as investments that are neither Control Investments nor Affiliated Investments.

Investment Valuation

The Company accounts for its investments at fair value in accordance with the FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 requires the Company to assume that its investments are to be sold at the balance sheet date in the principal market to independent market participants, or in the absence of a principal market, in the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

Investments for which market quotations are readily available are fair valued at such market quotations obtained from independent third party pricing services and market makers subject to any decision by our board of directors to approve a fair value determination to reflect significant events affecting the value of these investments. We value investments for which market quotations are not readily available at fair value as approved, in good faith, by our board of directors based on input from our Manager, the audit committee of our board of directors and a third party independent valuation firm. Determinations of fair value may involve subjective judgments and estimates. The types of factors that may be considered in determining the fair value of our investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, market yield trend analysis, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors.

The Company undertakes a multi-step valuation process each quarter when valuing investments for which market quotations are not readily available, as described below:

•	Each investment is initially valued by the responsible investment professionals of Saratoga Investment Advisors and preliminary valuation conclusions are documented and discussed with our senior management; and

•	An independent valuation firm engaged by our board of directors independently reviews a selection of these preliminary valuations each quarter so that the valuation of each investment for which market quotes are not readily available is reviewed by the independent valuation firm at least once each fiscal year.

In addition, all our investments are subject to the following valuation process:

•	The audit committee of our board of directors reviews and approves each preliminary valuation and our Manager and independent valuation firm (if applicable) will supplement the preliminary valuation to reflect any comments provided by the audit committee; and

•	Our board of directors discusses the valuations and approves the fair value of each investment, in good faith, based on the input of our Manager, independent valuation firm (to the extent applicable) and the audit committee of our board of directors.

The Company’s investment in Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”) is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for equity interests in collateralized loan obligation funds similar to Saratoga CLO, when available, as determined by our Manager and recommended to our board of directors. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for the valuation of our investment in Saratoga CLO. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rates and prepayment rates in order to arrive at estimated valuations. The assumptions are based on available market data and projections provided by third parties as well as management estimates. The Company uses the output from the Intex models (i.e., the estimated cash flows) to perform a discounted cash flow analysis on expected future cash flows to determine a valuation for our investment in Saratoga CLO.

Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The determination of fair value may differ materially from the values that would have been used if a ready market for these investments existed. The Company’s net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that we ultimately realize upon the disposal of such investments.

Derivative Financial Instruments

The Company accounts for derivative financial instruments in accordance with ASC Topic 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires recognizing all derivative instruments as either assets or liabilities on the consolidated statements of assets and liabilities at fair value. The Company values derivative contracts at the closing fair value provided by the counterparty. Changes in the values of derivative contracts are included in the consolidated statements of operations.

Investment Transactions and Income Recognition

Purchases and sales of investments and the related realized gains or losses are recorded on a trade-date basis. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Company stops accruing interest on its investments when it is determined that interest is no longer collectible. Discounts and premiums on investments purchased are accreted/amortized over the life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortization of premiums on investments.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as a reduction in principal depending upon management’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although we may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection.

Interest income on our investment in Saratoga CLO is recorded using the effective interest method in accordance with the provisions of ASC Topic 325-40, Investments-Other, Beneficial Interests in Securitized Financial Assets, (“ASC 325-40”), based on the anticipated yield and the estimated cash flows over the projected life of the investment. Yields are revised when there are changes in actual or estimated cash flows due to changes in prepayments and/or re-investments, credit losses or asset pricing. Changes in estimated yield are recognized as an adjustment to the estimated yield over the remaining life of the investment from the date the estimated yield was changed.

Other Income

Other income includes dividends received, origination fees, structuring fees and advisory fees, and is recorded in the consolidated statements of operations when earned.

Payment-in-Kind Interest

The Company holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We stop accruing PIK interest if we do not expect the issuer to be able to pay all principal and interest when due.

Deferred Debt Financing Costs

Financing costs incurred in connection with our credit facility and notes are deferred and amortized using the straight line method over the life of the respective facility and debt securities. Financing costs incurred in connection with our SBA debentures are deferred and amortized using the effective yield method over the life of the debentures.

ASU 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”) requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The Company has adopted the provisions of ASU 2015-03 as of February 28, 2015, by reclassifying deferred debt financing costs from within total assets to within total liabilities as a contra-liability. Prior period amounts were reclassified to conform to the current period presentation.

Contingencies

In the ordinary course of business, the Company may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Company. Based on its history and experience, management feels that the likelihood of such an event is remote. Therefore, the Company has not accrued any liabilities in connection with such indemnifications.

In the ordinary course of business, the Company may directly or indirectly be a defendant or plaintiff in legal actions with respect to bankruptcy, insolvency or other types of proceedings. Such lawsuits may involve claims that could adversely affect the value of certain financial instruments owned by the Company.

Income Taxes

The Company has filed an election to be treated for tax purposes as a RIC under the Code and, among other things, intends to make the requisite distributions to its stockholders which will relieve the Company from federal income taxes. Therefore, no provision has been recorded for federal income taxes.

In order to qualify as a RIC, among other requirements, the Company is required to timely distribute to its stockholders at least 90.0% of its investment company taxable income, as defined by the Code, for each fiscal tax year. The Company will be subject to a nondeductible U.S. federal excise tax of 4.0% on undistributed income if it does not distribute at least 98.0% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31.

Depending on the level of taxable income earned in a tax year, the Company may choose to carry forward taxable income in excess of current year dividend distributions into the next tax year and pay a 4.0% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned.

In accordance with certain applicable U.S. Treasury regulations and private letter rulings issued by the Internal Revenue Service (“IRS”), a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all stockholders, which limitation must be at least 20.0% of the aggregate declared distribution. If too many stockholders elect to receive cash, each stockholder electing to receive cash will receive a pro rata amount of cash (with the balance of the distribution paid in stock). In no event will any stockholder, electing to receive cash, receive less than 20.0% of his or her entire distribution in cash. If these and certain other requirements are met, for U.S federal income tax purposes, the amount of the dividend paid in stock will be equal to the amount of cash that could have been received instead of stock.

ASC 740, Income Taxes, (“ASC 740”), provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained by the applicable tax authority. Tax positions deemed to meet a “more-likely-than-not” threshold would be recorded as a tax benefit or expense in the current period. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense on the consolidated statements of operations. During the fiscal year ended February 28, 2017, the Company did not incur any interest or penalties. Although we file federal and state tax returns, our major tax jurisdiction is federal. The 2014, 2015 and 2016 federal tax years for the Company remain subject to examination by the IRS. As of February 28, 2017 and February 29, 2016, there were no uncertain tax positions. The Company is not aware of any tax positions for which it is reasonably possible that the total amounts of unrecognized tax benefits will change significantly in the next 12 months.

Dividends

Dividends to common stockholders are recorded on the ex-dividend date. The amount to be paid out as a dividend is determined by the board of directors. Net realized capital gains, if any, are generally distributed at least annually, although we may decide to retain such capital gains for reinvestment.

We have adopted a dividend reinvestment plan (“DRIP”) that provides for reinvestment of our dividend distributions on behalf of our stockholders unless a stockholder elects to receive cash. As a result, if our board of directors authorizes, and we declare, a cash dividend, then our stockholders who have not “opted out” of the DRIP by the dividend record date will have their cash dividends automatically reinvested into additional shares of our common stock, rather than receiving the cash dividends. We have the option to satisfy the share requirements of the DRIP through the issuance of new shares of common stock or through open market purchases of common stock by the DRIP plan administrator.

Capital Gains Incentive Fee

The Company records an expense accrual on the consolidated statements of operations, relating to the capital gains incentive fee payable on the consolidated statements of assets and liabilities, by the Company to its investment adviser when the net realized and unrealized gain on its investments exceed all net realized and unrealized capital losses on its investments given the fact that a capital gains incentive fee would be owed to the investment adviser if the Company were to liquidate its investment portfolio at such time. The actual incentive fee payable to the Company’s investment adviser related to capital gains will be determined and payable in arrears at the end of each fiscal year and will include only realized capital gains net of realized and unrealized losses for the period.

New Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. Management is currently evaluating the impact ASU 2016-15 will have on the Company’s consolidated financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Amendments to the Leases (“ASU Topic 842”), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the statement of financial position. The lease cost will be allocated over the lease term on a straight-line basis. This guidance is effective for annual and interim periods beginning after December 15, 2018. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. Management is currently evaluating the impact the adoption of this standard has on the Company’s consolidated financial statements and disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In May 2016, ASU 2016-12 amended ASU 2014-09 and deferred the effective period to December 15, 2017. Management is currently evaluating the impact these changes will have on the Company’s consolidated financial statements and disclosures.

Risk Management

In the ordinary course of its business, the Company manages a variety of risks, including market risk and credit risk. Market risk is the risk of potential adverse changes to the value of investments because of changes in market conditions such as interest rate movements and volatility in investment prices.

Credit risk is the risk of default or non-performance by portfolio companies, equivalent to the investment’s carrying amount.

The Company is also exposed to credit risk related to maintaining all of its cash and cash equivalents, including those in reserve accounts, at a major financial institution and credit risk related to any of its derivative counterparties.

The Company has investments in lower rated and comparable quality unrated high yield bonds and bank loans. Investments in high yield investments are accompanied by a greater degree of credit risk. The risk of loss due to default by the issuer is significantly greater for holders of high yield securities, because such investments are generally unsecured and are often subordinated to other creditors of the issuer.

Note 3. Investments

As noted above, the Company values all investments in accordance with ASC 820. ASC 820 requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Company is required to provide disclosures on fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the observability of the inputs used to determine fair values. Investments carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

•	Level 2—Valuations based on inputs other than quoted prices in active markets, which are either directly or indirectly observable.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by a disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Company continues to employ the valuation policy approved by the board of directors that is consistent with ASC 820 and the 1940 Act (see Note 2). Consistent with our valuation policy, we evaluate the source of inputs, including any markets in which our investments are trading, in determining fair value.

The following table presents fair value measurements of investments, by major class, as of February 28, 2017 (dollars in thousands), according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Syndicated loans	$—	$—	$9,823	$9,823
First lien term loans	—	—	159,097	159,097
Second lien term loans	—	—	87,750	87,750
Structured finance securities	—	—	15,450	15,450
Equity interests	—	—	20,541	20,541

Total	$—	$—	$292,661	$292,661

The following table presents fair value measurements of investments, by major class, as of February 29, 2016 (dollars in thousands), according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Syndicated loans	$—	$—	$11,868	$11,868
First lien term loans	—	—	144,643	144,643
Second lien term loans	—	—	88,178	88,178
Structured finance securities	—	—	12,828	12,828
Equity interests	—	—	26,479	26,479

Total	$—	$—	$283,996	$283,996

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended February 28, 2017 (dollars in thousands):

	Syndicated loans	First lien term loans	Second lien term loans	Structured finance securities	Common stock/ equities	Total
Balance as of February 29, 2016	$11,868	$144,643	$88,178	$12,828	$26,479	$283,996
Net unrealized appreciation (depreciation) on investments	2,425	264	(1,597)	833	(12,566)	(10,641)
Purchases and other adjustments to cost	62	93,069	20,996	4,501	9,469	128,097
Sales and repayments	(4,585)	(78,805)	(20,501)	(2,712)	(14,556)	(121,159)
Net realized gain from investments	53	364	236	—	11,715	12,368
Restructures In	—	—	438	—	—	438
Restructures Out	—	(438)	—	—	—	(438)

Balance as of February 28, 2017	$9,823	$159,097	$87,750	$15,450	$20,541	$292,661

Net unrealized appreciation (depreciation) for the year relating to those Level 3 assets that were still held by the Company at the end of the year:	$1,279	$(427)	$(2,387)	$833	$(1,462)	$(2,164)

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales and repayments represent net proceeds received from investments sold, and principal paydowns received, during the year.

Transfers and restructurings, if any, are recognized at the beginning of the year in which they occur. During the year ended February 28, 2017, $0.4 million of Elyria Foundry Company, L.L.C. first lien term loan was restructured into a second lien term loan.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended February 29, 2016 (dollars in thousands):

	Syndicated loans	First lien term loans	Second lien term loans	Unsecured notes	Structured finance securities	Common stock/ equities	Total
Balance as of February 28, 2015	$18,302	$145,207	$35,603	$4,230	$17,031	$20,165	$240,538
Net unrealized appreciation (depreciation) on investments	(1,914)	(1,850)	(1,163)	3,136	(1,281)	3,813	741
Purchases and other adjustments to cost	56	35,854	72,422	670	—	1,663	110,665
Sales and repayments	(4,607)	(31,280)	(19,502)	(5,917)	(2,922)	(3,946)	(68,174)
Net realized gain (loss) from investments	31	(865)	187	(2,220)	—	3,093	226
Transfers In	—	—	631	101	—	1,691	2,423
Transfers Out	—	(2,423)	—	—	—	—	(2,423)

Balance as of February 29, 2016	$11,868	$144,643	$88,178	$—	$12,828	$26,479	$283,996

Net unrealized appreciation (depreciation) for the year relating to those Level 3 assets that were still held by the Company at the end of the year:	$(1,948)	$(2,139)	$(1,282)	$(206)	$(1,281)	$4,057	$(2,799)

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales and repayments represent net proceeds received from investments sold, and principal paydowns received, during the period.

Transfers and restructurings, if any, are recognized at the beginning of the year in which they occur.

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of February 28, 2017 were as follows (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range
Syndicated loans	$9,823	Market Comparables	Third-Party Bid (%)	100.5% - 101.1%
First lien term loans	159,097	Market Comparables	Market Yield (%)	6.3% - 39.0%
			EBITDA Multiples (x)	3.0x - 10.3x
			Third-Party Bid (%)	100.0% - 100.2%
Second lien term loans	87,750	Market Comparables	Market Yield (%)	10.1% - 26.4%
			Third-Party Bid (%)	97.6% - 99.9%
Structured finance securities	15,450	Discounted Cash Flow	Discount Rate (%)	8.5% - 13.0%
Equity interests	20,541	Market Comparables	EBITDA Multiples (x)	3.7x - 12.0x

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of February 29, 2016 were as follows (dollars in thousands):

	Fair Value	Valuation Technique	Unobservable Input	Range
Syndicated loans	$11,868	Market Comparables	Third-Party Bid (%)	72.5% - 98.2%
First lien term loans	144,643	Market Comparables	Market Yield (%)	6.8% - 15.5%
			EBITDA Multiples (x)	1.0x
			Revenue Multiples (x) Third-Party Bid (%)	91.3% - 98.9%
Second lien term loans	88,178	Market Comparables	Market Yield (%)	0.0% - 15.0%
			Third-Party Bid (%)	91.5% - 98.6%
Structured finance securities	12,828	Discounted Cash Flow	Discount Rate (%)	20.0%
Equity interests	26,479	Market Comparables	EBITDA Multiples (x) Revenue Multiples (x)	6.8x - 16.4x

For investments utilizing a market comparables valuation technique, a significant increase (decrease) in the market yield, in isolation, would result in a significantly lower (higher) fair value measurement, and a significant increase (decrease) in any of the EBITDA or revenue valuation multiples, in isolation, would result in a significantly higher (lower) fair value measurement. For investments utilizing a discounted cash flow valuation technique, a significant increase (decrease) in the discount rate, in isolation, would result in a significantly lower (higher) fair value measurement. For investments utilizing a market quote in deriving a value, a significant increase (decrease) in the market quote, in isolation, would result in a significantly higher (lower) fair value measurement. The composition of our investments as of February 28, 2017, at amortized cost and fair value were as follows (dollars in thousands):

	Investments at Amortized Cost	Amortized Cost Percentage of Total Portfolio	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Syndicated loans	$9,669	3.2%	$9,823	3.4%
First lien term loans	160,436	53.4	159,097	54.3
Second lien term loans	90,655	30.2	87,750	30.0
Structured finance securities	14,819	4.9	15,450	5.3
Equity interests	24,903	8.3	20,541	7.0

Total	$300,482	100.0%	$292,661	100.0%

The composition of our investments as of February 29, 2016, at amortized cost and fair value was as follows (dollars in thousands):

	Investments at Amortized Cost	Amortized Cost Percentage of Total Portfolio	Investments at Fair Value	Fair Value Percentage of Total Portfolio
Syndicated loans	$14,138	5.0%	$11,868	4.2%
First lien term loans	146,246	52.0	144,643	50.9
Second lien term loans	89,486	31.9	88,178	31.1
Structured finance securities	13,031	4.6	12,828	4.5
Equity interests	18,275	6.5	26,479	9.3

Total	$281,176	100.0%	$283,996	100.0%

For loans and debt securities for which market quotations are not available, we determine their fair value based on third party indicative broker quotes, where available, or the assumptions that a hypothetical market participant would use to value the security in a current hypothetical sale using a market yield valuation methodology. In applying the market yield valuation methodology, we determine the fair value based on such factors as market participant assumptions including synthetic credit ratings, estimated remaining life, current market yield and interest rate spreads of similar securities as of the measurement date. If, in our judgment, the market yield methodology is not sufficient or appropriate, we may use additional methodologies such as an asset liquidation or expected recovery model.

For equity securities of portfolio companies and partnership interests, we determine the fair value based on the market approach with value then attributed to equity or equity like securities using the enterprise value waterfall valuation methodology. Under the enterprise value waterfall valuation methodology, we determine the enterprise fair value of the portfolio company and then waterfall the enterprise value over the portfolio company’s securities in order of their preference relative to one another. To estimate the enterprise value of the portfolio company, we weigh some or all of the traditional market valuation methods and factors based on the individual circumstances of the portfolio company in order to estimate the enterprise value. The methodologies for performing investments may be based on, among other things: valuations of comparable public companies, recent sales of private and public comparable companies, discounting the forecasted cash flows of the portfolio company, third party valuations of the portfolio company, considering offers from third parties to buy the company, estimating the value to potential strategic buyers and considering the value of recent investments in the equity securities of the portfolio company. For non-performing investments, we may estimate the liquidation or collateral value of the portfolio company’s assets and liabilities. We also take into account historical and anticipated financial results.

Our investment in Saratoga CLO is carried at fair value, which is based on a discounted cash flow model that utilizes prepayment, re-investment and loss assumptions based on historical experience and projected performance, economic factors, the characteristics of the underlying cash flow, and comparable yields for equity interests in collateralized loan obligation funds similar to Saratoga CLO, when available, as determined by our Manager and recommended to our board of directors. Specifically, we use Intex cash flow models, or an appropriate substitute, to form the basis for the valuation of our investment in Saratoga CLO. The models use a set of assumptions including projected default rates, recovery rates, reinvestment rate and prepayment rates in order to arrive at estimated valuations. The assumptions are based on available market data and projections provided by third parties as well as management estimates. For the quarter ended February 28, 2017, in connection with the refinancing of the Saratoga CLO liabilities, we ran Intex models based on assumptions about the refinanced Saratoga CLO’s structure, including capital structure, cost of liabilities and reinvestment period. We use the output from the Intex models (i.e., the estimated cash flows) to perform a discounted cash flow analysis on expected future cash flows to determine a valuation for our investment in Saratoga CLO at February 28, 2017. The significant inputs for the valuation model include:

•	Default rates: 2.0%

•	Recovery rates: 35-70%

•	Discount rate: 13.0%

•	Prepayment rate: 20.0%

•	Reinvestment rate / price: L+360bps / $99.75.

Note 4. Investment in Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”)

On January 22, 2008, the Company invested $30.0 million in all of the outstanding subordinated notes of GSC Investment Corp. CLO 2007, Ltd., a collateralized loan obligation fund managed by the Company that invests primarily in senior secured loans. Additionally, the Company entered into a collateral management agreement with GSC Investment Corp. CLO 2007, Ltd. pursuant to which we act as collateral manager to it. The Saratoga CLO was initially refinanced in October 2013 and its reinvestment period ended in October 2016. On November 15, 2016, the Company completed the second refinancing of the Saratoga CLO. The Saratoga CLO refinancing, among other things, extended its reinvestment period to October 2018, and extended its legal maturity date to October 2025. Following the refinancing, the Saratoga CLO portfolio remained at the same size and with a similar capital structure of approximately $300.0 million in aggregate principal amount of predominantly senior secured first lien term loans. In addition to refinancing its liabilities, we also purchased

$4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of LIBOR plus 8.5%.

The Saratoga CLO remains 100.0% owned and managed by Saratoga Investment Corp. Following the refinancing, the Company receives a base management fee of 0.10% and a subordinated management fee of 0.40% of the fee basis amount at the beginning of the collection period, paid quarterly to the extent of available proceeds. The Company is also entitled to an incentive management fee equal to 20.0% of excess cash flow to the extent the Saratoga CLO subordinated notes receive an internal rate of return paid in cash equal to or greater than 12.0%. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we accrued $1.5 million, $1.5 million, and $1.5 million in management fee income, respectively, and $1.9 million, $2.7 million, and $2.7 million in interest income, respectively, from Saratoga CLO. We did not accrue any amounts related to the incentive management fee from Saratoga CLO as the 12.0% hurdle rate has not yet been achieved.

At February 28, 2017, the Company determined that the fair value of its investment in the subordinated notes of Saratoga CLO was $11.0 million. The Company determines the fair value of its investment in the subordinated notes of Saratoga CLO based on the present value of the projected future cash flows of the subordinated notes over the life of Saratoga CLO. At February 28, 2017, Saratoga CLO had investments with a principal balance of $297.1 million and a weighted average spread over LIBOR of 4.1%, and had debt with a principal balance of $282.4 million with a weighted average spread over LIBOR of 2.4%. As a result, Saratoga CLO earns a “spread” between the interest income it receives on its investments and the interest expense it pays on its debt and other operating expenses, which is distributed quarterly to the Company as the holder of its subordinated notes. At February 28, 2017, the present value of the projected future cash flows of the subordinated notes, was approximately $11.1 million, using a 13.0% discount rate. Saratoga Investment Corp. invested $32.8 million into the CLO since January 2008, and to date has since received distributions of $49.4 million and management fees of $16.5 million.

At February 29, 2016, the Company determined that the fair value of its investment in the subordinated notes of Saratoga CLO was $12.8 million. The Company determines the fair value of its investment in the subordinated notes of Saratoga CLO based on the present value of the projected future cash flows of the subordinated notes over the life of Saratoga CLO. At February 29, 2016, Saratoga CLO had investments with a principal balance of $302.7 million and a weighted average spread over LIBOR of 4.3%, and had debt with a principal balance of $282.4 million with a weighted average spread over LIBOR of 1.8%. As a result, Saratoga CLO earns a “spread” between the interest income it receives on its investments and the interest expense it pays on its debt and other operating expenses, which is distributed quarterly to the Company as the holder of its subordinated notes. At February 29, 2016, the total “spread”, or projected future cash flows of the subordinated notes, over the life of Saratoga CLO was $13.1 million, which had a present value of approximately $12.8 million, using a 20.0% discount rate.

The separate audited financial statements of Saratoga CLO as of February 28, 2017 and February 29, 2016, pursuant to Rule 3-09 of SEC rules Regulation S-X, and for the years ended February 28, 2017, February 29, 2016 and February 28, 2015, are presented on page S-1.

Note 5. Income Taxes

The Company intends to operate so as to qualify to be taxed as a RIC under Subchapter M of the Code and, as such, will not be subject to federal income tax on the portion of taxable income and gains distributed to stockholders.

The Company owns 100.0% of Saratoga CLO, an exempted company incorporated in the Cayman Islands. For financial reporting purposes, the Saratoga CLO is not included as part of the consolidated financial statements. For federal income tax purposes, the Company has requested and received approval from the IRS to treat the Saratoga CLO as a disregarded entity. As such, for federal income tax purposes and for purposes of meeting the RIC qualification and diversification tests, the results of operations of the Saratoga CLO are included with those of the Company.

To qualify as a RIC, the Company is required to meet certain income and asset diversification tests in addition to distributing at least 90.0% of its investment company taxable income, as defined by the Code. Because federal income tax regulations differ from U.S. GAAP, distributions in accordance with tax regulations may differ from net investment income and realized gains recognized for financial reporting purposes. Differences may be permanent or temporary in nature. Permanent differences are reclassified among capital accounts in the financial statements to reflect their tax character. Differences in classification may also result from the treatment of short-term gains as ordinary income for tax purposes. As of February 28, 2017 and February 29, 2016, the Company reclassified for book purposes amounts arising from permanent book/tax differences primarily related to nondeductible excise tax, market discount, and interest income with respect to the Saratoga CLO which is consolidated for tax purposes as follows (dollars in thousands):

	February 28, 2017	February 29, 2016
Accumulated net investment income (loss)	$(123)	$55
Accumulated net realized gains on investments	168	59
Additional paid-in-capital	(45)	(114)

For income tax purposes, distributions paid to shareholders are reported as ordinary income, return of capital, long term capital gains or a combination thereof. The tax character of distributions paid for the years ended February 28, 2017, February 29, 2016 and February 28, 2015 was as follows (dollars in thousands):

	February 28, 2017	February 29, 2016	February 28, 2015
Ordinary Income	$11,057	$13,045	$2,157
Capital gains	—	—	—
Return of capital	—	—	—

Total	$11,057	$13,045	$2,157

For federal income tax purposes, as of February 28, 2017, the aggregate net unrealized depreciation for all securities is $12.4 million. The aggregate cost of securities for federal income tax purposes is $586.6 million.

For federal income tax purposes, as of February 29, 2016, the aggregate net unrealized depreciation for all securities is $15.4 million. The aggregate cost of securities for federal income tax purposes is $571.4 million.

At February 28, 2017 and February 29, 2016, the components of accumulated losses on a tax basis as detailed below differ from the amounts reflected per the Company’s consolidated statements of assets and liabilities by temporary book/tax differences primarily arising from the consolidation of the Saratoga CLO for tax purposes, market discount and original issue discount income, interest income accrual on defaulted bonds, write-off of investments, and amortization of organizational expenditures (dollars in thousands).

	February 28, 2017	February 29, 2016
Post October loss deferred	$—	$—
Accumulated capital losses	(46,338)	(58,929)
Other temporary differences	(56)	(1,941)
Undistributed ordinary income	1,472	8,103
Unrealized depreciation	(12,372)	(15,428)

Total components of accumulated losses	$(57,294)	$(68,195)

The Company had incurred capital losses of $19.3 million and $13.0 million, respectively, for the years ended February 28, 2011 and 2010. Such capital losses will be available to offset future capital gains if any and if unused, will expire on February 28, 2019 and 2018.

At February 28, 2017, the Company had a short-term capital loss of $10.7 million and a long-term capital loss of $3.3 million, available to offset future capital gains. Post RIC-modernization act losses are deemed to arise on the first day of the fund’s following fiscal year and there is no expiration for these losses.

The Company is subject to a nondeductible U.S. federal excise tax of 4.0% on undistributed income if it does not distribute at least 98% of its ordinary income in any calendar year and 98.2% of its capital gain net income for each one-year period ending on October 31 of such calendar year. Depending on the level of Investment Company Taxable Income (“ICTI”) earned in a tax year, the Company may choose to carry forward ICTI in excess of current year dividend distributions into the next tax year and pay a 4.0% excise tax on such income, as required. To the extent that the Company determines that its estimated current year annual taxable income will be in excess of estimated current year dividend distributions for excise tax purposes, the Company accrues excise tax, if any, on estimated excess taxable income as taxable income is earned. Any such carryover ICTI must be distributed before the end of that next tax year through a dividend declared prior to filing the final tax return related to the year which generated such ICTI. For the calendar year ended December 31, 2016, the Company did not distribute at least 98% of its ordinary income and 98.2% of its capital gains and subsequently paid $44,770 in federal excise taxes.

Management has analyzed the Company’s tax positions taken on federal income tax returns for all open years (fiscal years 2014-2017), and has concluded that no provision for uncertain income tax positions is required in the Company’s consolidated financial statements.

On December 22, 2010, the Regulated Investment Company Modernization Act of 2010 (the “Modernization Act”) was enacted, and the provisions with the Modernization Act are effective for the Company for the year ended February 29, 2012. The Modernization Act is the first major piece of legislation affecting RICs since 1986 and it modernizes several of the federal income and excise tax provisions related to RICs. Some highlights of the enacted provisions are as follows:

New capital losses may now be carried forward indefinitely, and retain the character of the original loss. Under pre-enactment law, capital losses could be carried forward for eight years, and carried forward as short-term capital, irrespective of the character of the original loss.

The Modernization Act contains simplification provisions, which are aimed at preventing disqualification of a RIC for “inadvertent” failures of the asset diversification and/or qualifying income tests. Additionally, the Modernization Act exempts RICs from the preferential dividend rule, and repealed the 60-day designation requirement for certain types of pay-through income and gains.

Finally, the Modernization Act contains several provisions aimed at preserving the character of distributions made by a fiscal year RIC during the portion of its taxable year ending after October 31 or December 31, reducing the circumstances under which a RIC might be required to file amended Forms 1099 to restate previously reported distributions.

SIA Avionte, Inc., SIA Easy Ice, LLC, SIA GH Inc., SIA Mercury, Inc., SIA TT, Inc., and SIA Vector, Inc., 100% owned by the Company, are each filing standalone C Corporation tax returns for federal and state purposes. As separately regarded entities for tax purposes, these entities are taxed at normal corporate rates. For tax purposes, any distributions by the entities to the parent company would generally need to be distributed to the Company’s shareholders. Generally, such distributions of the entities’ income to the Company’s shareholders will be considered as qualified dividends for tax purposes. The entities taxable net income will differ from U.S. GAAP net income because of deferred tax temporary differences adjustments. Deferred tax temporary differences may include differences for state taxes and joint venture interests.

Note 6. Agreements and Related Party Transactions

On July 30, 2010, the Company entered into the Management Agreement with our Manager. The initial term of the Management Agreement was two years, with automatic, one-year renewals at the end of each year, subject to certain approvals by our board of directors and/or the Company’s stockholders. On July 7, 2016, our board of directors approved the renewal of the Management Agreement for an additional one-year term. Pursuant to the Management Agreement, our Manager implements our business strategy on a day-to-day basis and performs certain services for us, subject to oversight by our board of directors. Our Manager is responsible for, among other duties, determining investment criteria, sourcing, analyzing and executing investments transactions, asset sales, financings and performing asset management duties. Under the Management Agreement, we have agreed to pay our Manager a management fee for investment advisory and management services consisting of a base management fee and an incentive fee.

The base management fee of 1.75% is calculated based on the average value of our gross assets (other than cash or cash equivalents, but including assets purchased with borrowed funds) at the end of the two most recently completed fiscal quarters.

The incentive fee consists of the following two parts:

The first, payable quarterly in arrears, equals 20.0% of our pre-incentive fee net investment income, expressed as a rate of return on the value of our net assets at the end of the immediately preceding quarter, that exceeds a 1.875% quarterly hurdle rate measured as of the end of each fiscal quarter, subject to a “catch-up” provision. Under this provision, in any fiscal quarter, our Manager receives no incentive fee unless our pre-incentive fee net investment income exceeds the hurdle rate of 1.875%. Our Manager will receive 100.0% of pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 2.344% in any fiscal quarter; and 20.0% of the amount of the our pre-incentive fee net investment income, if any, that exceeds 2.344% in any fiscal quarter. There is no accumulation of amounts on the hurdle rate from quarter to quarter, and accordingly there is no claw back of amounts previously paid if subsequent quarters are below the quarterly hurdle rate, and there is no delay of payment if prior quarters are below the quarterly hurdle rate.

The second part of the incentive fee is determined and payable in arrears as of the end of each fiscal year (or upon termination of the Management Agreement) and equals 20.0% of our “incentive fee capital gains,” which equals our realized capital gains on a cumulative basis from May 31, 2010 through the end of the fiscal year, if any, computed net of all realized capital losses and unrealized capital depreciation on a cumulative basis, less the aggregate amount of any previously paid capital gain incentive fee. Importantly, the capital gains portion of the incentive fee is based on realized gains and realized and unrealized losses from May 31, 2010. Therefore, realized and unrealized losses incurred prior to such time will not be taken into account when calculating the capital gains portion of the incentive fee, and our Manager will be entitled to 20.0% of incentive fee capital gains that arise after May 31, 2010. In addition, for the purpose of the “incentive fee capital gains” calculations, the cost basis for computing realized gains and losses on investments held by us as of May 31, 2010 will equal the fair value of such investments as of such date.

For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, the Company incurred $4.9 million, $4.5 million and $4.2 million in base management fees, respectively. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, the Company incurred $2.8 million, $2.3 million and $2.2 million in incentive fees related to pre-incentive fee net investment income. For the year ended February 28, 2017, we accrued $0.1 million in incentive fees related to capital gains. For the year ended February 29, 2016, there was a reduction of $0.05 million in incentive fees related to capital gains. For the year ended February 28, 2015, we accrued $0.3 million in incentive fees related to capital gains. The accrual is calculated using both realized and unrealized capital gains for the period. The actual incentive fee related to capital gains will be determined and payable in arrears at the end of the fiscal year and will include only realized capital gains for the period. As of February 28, 2017, the base management fees accrual was $1.2 million and the incentive fees accrual was $4.6 million and is included in base management and incentive fees payable in the accompanying consolidated statements of assets and liabilities. As of February 29, 2016, the base management fees accrual was $1.2 million and the incentive fees accrual was $4.4 million and is included in base management and incentive fees payable in the accompanying consolidated statements of assets and liabilities.

On July 30, 2010, the Company entered into a separate administration agreement (the “Administration Agreement”) with our Manager, pursuant to which our Manager, as our administrator, has agreed to furnish us with the facilities and administrative services necessary to conduct our day-to-day operations and provide managerial assistance on our behalf to those portfolio companies to which we are required to provide such assistance. The initial term of the Administration Agreement was two years, with automatic, one-year renewals at the end of each year subject to certain approvals by our board of directors and/or our stockholders. The amount of expenses payable or reimbursable thereunder by the Company was capped at $1.0 million for the initial two year term of the Administration Agreement and subsequent renewals. On July 8, 2015, our board of directors approved the renewal of the Administration Agreement for an additional one-year term and determined to increase the cap on the payment or reimbursement of expenses by the Company thereunder, which had not been increased since the inception of the agreement, to $1.3 million. On July 7, 2016, our board of directors approved the renewal of the Administration Agreement for an additional one-year term. On October 5, 2016, our board of directors determined to increase the cap on the payment or reimbursement of expenses by the Company under the Administration Agreement, from $1.3 million to $1.5 million, effective November 1, 2016.

For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we recognized $1.4 million, $1.2 million and $1.0 million, in administrator expenses, respectively, pertaining to bookkeeping, record keeping and other administrative services provided to us in addition to our allocable portion of rent and other overhead related expenses. As of February 28, 2017, $0.4 million of administrator expenses were accrued and included in due to manager in the accompanying consolidated statements of assets and liabilities. As of February 29, 2016, $0.2 million of administrator expenses were accrued and included in due to manager in the accompanying consolidated statements of assets and liabilities. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, the Company neither bought nor sold any investments from the Saratoga CLO.

Note 7. Borrowings

Credit Facility

As a BDC, we are only allowed to employ leverage to the extent that our asset coverage, as defined in the 1940 Act, equals at least 200.0% after giving effect to such leverage. The amount of leverage that we employ at any time depends on our assessment of the market and other factors at the time of any proposed borrowing.

On April 11, 2007, we entered into a $100.0 million revolving securitized credit facility (the “Revolving Facility”). On May 1, 2007, we entered into a $25.7 million term securitized credit facility (the “Term Facility” and, together with the Revolving Facility, the “Facilities”), which was fully drawn at closing. In December 2007, we consolidated the Facilities by using a draw under the Revolving Facility to repay the Term Facility. In response to the market wide decline in financial asset prices, which negatively affected the value of our portfolio, we terminated the revolving period of the Revolving Facility effective January 14, 2009 and commenced a two-year amortization period during which all principal proceeds from the collateral were used to repay outstanding borrowings. A significant percentage of our total assets had been pledged under the Revolving Facility to secure our obligations thereunder. Under the Revolving Facility, funds were borrowed from or through certain lenders and interest was payable monthly at the greater of the commercial paper rate and our lender’s prime rate plus 4.00% plus a default rate of 2.00% or, if the commercial paper market was unavailable, the greater of the prevailing LIBOR rates and our lender’s prime rate plus 6.00% plus a default rate of 3.00%.

In March 2009, we amended the Revolving Facility to increase the portion of the portfolio that could be invested in “CCC” rated investments in return for an increased interest rate and expedited amortization. As a result of these transactions, we expected to have additional cushion under our borrowing base under the Revolving Facility that would allow us to better manage our capital in times of declining asset prices and market dislocation.

On July 30, 2009, we exceeded the permissible borrowing limit under the Revolving Facility for 30 consecutive days, resulting in an event of default under the Revolving Facility. As a result of this event of default, our lender had the right to accelerate repayment of the outstanding indebtedness under the Revolving Facility and to foreclose and liquidate the collateral pledged thereunder. Acceleration of the outstanding indebtedness and/or liquidation of the collateral could have had a material adverse effect on our liquidity, financial condition and operations.

On July 30, 2010, we used the net proceeds from (i) the stock purchase transaction and (ii) a portion of the funds available to us under the $45.0 million senior secured revolving credit facility (the “Credit Facility”) with Madison Capital Funding LLC, in each case, to pay the full amount of principal and accrued interest, including default interest, outstanding under the Revolving Facility. As a result, the Revolving Facility was terminated in connection therewith. Substantially all of our total assets, other than those held by SBIC LP, have been pledged under the Credit Facility to secure our obligations thereunder.

On February 24, 2012, we amended our senior secured revolving credit facility with Madison Capital Funding LLC to, among other things:

•	expand the borrowing capacity under the Credit Facility from $40.0 million to $45.0 million;

•	extend the period during which we may make and repay borrowings under the Credit Facility from July 30, 2013 to February 24, 2015 (the “Revolving Period”). The Revolving Period may, upon the occurrence of an event of default, by action of the lenders or automatically, be terminated. All borrowings and other amounts payable under the Credit Facility are due and payable five years after the end of the Revolving Period; and

•	remove the condition that we may not acquire additional loan assets without the prior written consent of Madison Capital Funding LLC.

On September 17, 2014, we entered into a second amendment to the Credit Facility with Madison Capital Funding LLC to, among other things:

•	extend the commitment termination date from February 24, 2015 to September 17, 2017;

•	extend the maturity date of the Credit Facility from February 24, 2020 to September 17, 2022 (unless terminated sooner upon certain events);

•	reduce the applicable margin rate on base rate borrowings from 4.50% to 3.75%, and on LIBOR borrowings from 5.50% to 4.75%; and

•	reduce the floor on base rate borrowings from 3.00% to 2.25%; and on LIBOR borrowings from 2.00% to 1.25%.

As of February 28, 2017 and February 29, 2016, there were no outstanding borrowings under the Credit Facility and the Company was in compliance with all of the limitations and requirements of the Credit Facility. Financing costs of $2.7 million related to the Credit Facility have been capitalized and are being amortized over the term of the facility. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we recorded $0.4 million, $0.7 million and $0.9 million of interest expense, respectively. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we recorded $0.1 million, $0.1 million and $0.3 million of amortization of deferred financing costs related to the Credit Facility and Revolving Facility, respectively. During the year ended February 28, 2017, there were no outstanding borrowings under the Credit Facility. The interest rate during the year ended February 29, 2016 on the outstanding borrowings under the Credit Facility was 6.00%. During the year ended February 29, 2016, the average dollar amount of outstanding borrowings under the Credit Facility was $4.4 million.

The Credit Facility contains limitations as to how borrowed funds may be used, such as restrictions on industry concentrations, asset size, weighted average life, currency denomination and collateral interests. The Credit Facility also includes certain requirements relating to portfolio performance, the violation of which could result in the limit of further advances and, in some cases, result in an event of default, allowing the lenders to accelerate repayment of amounts owed thereunder. The Credit Facility has an eight year term, consisting of a three year period (the “Revolving Period”), under which the Company may make and repay borrowings, and a final maturity five years from the end of the Revolving Period. Availability on the Credit Facility will be subject to a borrowing base calculation, based on, among other things, applicable advance rates (which vary from 50.0% to 75.0% of par or fair value depending on the type of loan asset) and the value of certain “eligible” loan assets included as part of the Borrowing Base. Funds may be borrowed at the greater of the prevailing LIBOR rate and 2.00%, plus an applicable margin of 5.50%. At the Company’s option, funds may be borrowed based on an alternative base rate, which in no event will be less than 3.00%, and the applicable margin over such alternative base rate is 4.50%. In addition, the Company will pay the lenders a commitment fee of 0.75% per year on the unused amount of the Credit Facility for the duration of the Revolving Period.

Our borrowing base under the Credit Facility was $24.7 million subject to the Credit Facility cap of $45.0 million at February 28, 2017. For purposes of determining the borrowing base, most assets are assigned the values set forth in our most recent Annual Report on Form 10-K or Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”). Accordingly, the February 28, 2017 borrowing base relies upon the valuations set forth in the Quarterly Report on Form 10-Q for the period ended November 30, 2016, as filed with the SEC on January 11, 2017. The valuations presented in this Annual Report on Form 10-K will not be incorporated into the borrowing base until after this Annual Report on Form 10-K is filed with the SEC.

SBA Debentures

SBIC LP is able to borrow funds from the SBA against regulatory capital (which approximates equity capital) that is paid in and is subject to customary regulatory requirements including but not limited to an examination by the SBA. As of February 28, 2017, we have funded SBIC LP with $75.0 million of equity capital, and have $112.7 million of SBA-guaranteed debentures outstanding. SBA debentures are non-recourse to us, have a 10-year maturity, and may be prepaid at any time without penalty. The interest rate of SBA debentures is fixed at the time of issuance, often referred to as pooling, at a market-driven spread over 10-year U.S. Treasury Notes. SBA current regulations limit the amount that SBIC LP may borrow to a maximum of $150.0 million, which is up to twice its potential regulatory capital.

SBICs are designed to stimulate the flow of private equity capital to eligible small businesses. Under SBA regulations, SBICs may make loans to eligible small businesses and invest in the equity securities of small businesses. Under present SBA regulations, eligible small businesses include businesses that have a tangible net worth not exceeding $19.5 million and have average annual fully taxed net income not exceeding $6.5 million for the two most recent fiscal years. In addition, an SBIC must devote 25.0% of its investment activity to ‘‘smaller’’ concerns as defined by the SBA. A smaller concern is one that has a tangible net worth not exceeding $6.0 million and has average annual fully taxed net income not exceeding $2.0 million for the two most recent fiscal years. SBA regulations also provide alternative size standard criteria to determine eligibility, which depend on the industry in which the business is engaged and are based on such factors as the number of employees and gross sales. According to SBA regulations, SBICs may make long-term loans to small businesses, invest in the equity securities of such businesses and provide them with consulting and advisory services.

SBIC LP is subject to regulation and oversight by the SBA, including requirements with respect to maintaining certain minimum financial ratios and other covenants. Receipt of an SBIC license does not assure that SBIC LP will receive SBA-guaranteed debenture funding, which is dependent upon SBIC LP continuing to be in compliance with SBA regulations and policies. The SBA, as a creditor, will have a superior claim to SBIC LP’s assets over our stockholders and debtholders in the event we liquidate SBIC LP or the SBA exercises its remedies under the SBA-guaranteed debentures issued by SBIC LP upon an event of default.

The Company received exemptive relief from the SEC to permit it to exclude the debt of SBIC LP guaranteed by the SBA from the definition of senior securities in the 200.0% asset coverage test under the 1940 Act. This allows the Company increased flexibility under the 200.0% asset coverage test by permitting it to borrow up to $150.0 million more than it would otherwise be able to absent the receipt of this exemptive relief.

As of February 28, 2017 and February 29, 2016, there was $112.7 million and $103.7 million outstanding of SBA debentures, respectively. The carrying amount of the amount outstanding of SBA debentures approximates its fair value, which is based on a waterfall analysis showing adequate collateral coverage, $4.1 million, of financing costs related to the SBA debentures, have been capitalized and are being amortized over the term of the commitment and drawdown. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we recorded $3.4 million, $2.6 million and $2.0 million of interest expense related to the SBA debentures, respectively. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we recorded $0.5 million, $0.4 million and $0.3 million of amortization of deferred financing costs related to the SBA debentures, respectively. The weighted average interest rate during the years ended February 28, 2017, February 29, 2016 and February 28, 2015 on the outstanding borrowings of the SBA debentures was 3.13%, 3.12% and 2.93%, respectively. During the years ended February 28, 2017 and February 29, 2016, the average dollar amount of SBA debentures outstanding was $107.6 million and $83.0 million, respectively.

In December 2015, the 2016 omnibus spending bill approved by Congress and signed into law by the President increased the amount of SBA-guaranteed debentures that affiliated SBIC funds can have outstanding from $225.0 million to $350.0 million, subject to SBA approval. SBA regulations currently limit the amount of SBA-guaranteed debentures that an SBIC may issue to $150.0 million when it has at least $75.0 million in regulatory capital. Affiliated SBICs are permitted to issue up to a combined maximum amount of $350.0 million in SBA-guaranteed debentures when they have at least $175.0 million in combined regulatory capital.

On April 2, 2015, the SBA issued a “green light” letter inviting the Company to continue the application process to obtain a license to form and operate its second SBIC subsidiary. On September 27, 2016, the SBA informed us that as part of their continued review of our application for a second license, and in order to ensure that they were reviewing the most current information available, we would need to update all previously submitted materials and invited us to reapply. As a result of this request, with which we are in the process of complying, the existing “green light” letter that the SBA issued to us has expired. If approved in the future, a second SBIC license would provide us an incremental source of long-term capital by permitting us to issue up to $150.0 million of additional SBA-guaranteed debentures in addition to the $150.0 million already approved under the first license.

Notes

On May 10, 2013, the Company issued $42.0 million in aggregate principal amount of 7.50% fixed-rate notes due 2020 (the “2020 Notes”). The 2020 Notes will mature on May 31, 2020, and since May 31, 2016, may be redeemed in whole or in part at any time or from time to time at the Company’s option. Interest will be payable quarterly beginning August 15, 2013.

On May 17, 2013, the Company closed an additional $6.3 million in aggregate principal amount of the 2020 Notes, pursuant to the full exercise of the underwriters’ option to purchase additional 2020 Notes. On May 29, 2015, the Company entered into a Debt Distribution Agreement with Ladenburg Thalmann & Co. through which the Company may offer for sale, from time to time, up to $20.0 million in aggregate principal amount of the 2020 Notes through an At-the-Market (“ATM”) offering. As of February 28, 2017, the Company sold 539,725 bonds with a principal of $13,493,125 at an average price of $25.31 for aggregate net proceeds of $13,385,766 (net of transaction costs).

On December 21, 2016, the Company issued $74.5 million in aggregate principal amount of our 6.75% fixed-rate notes due 2023 (the “2023 Notes”) for net proceeds of $71.7 million after deducting underwriting commissions of approximately $2.3 million and offering costs of approximately $0.5 million. The issuance included the exercise of substantially all of the underwriters’ option to purchase an additional $9.8 million aggregate principal amount of 2023 Notes within 30 days. Interest on the 2023 Notes is paid quarterly in arrears on March 15, June 15, September 15 and December 15, at a rate of 6.75% per year, beginning March 30, 2017. The 2023 Notes mature on December 30, 2023, and commencing December 21, 2019, may be redeemed in whole or in part at any time or from time to time at our option. The net proceeds from the offering were used to repay all of the outstanding indebtedness under the 2020 Notes, which amounts to $61.8 million, and for general corporate purposes in accordance with our investment objective and strategies. The 2023 Notes are listed on the NYSE under the trading symbol “SAB” with a par value of $25.00 per share.

The remaining unamortized deferred debt financing costs of $1.5 million (including underwriting commissions and net of issuance premiums), was recorded within loss on debt extinguishment in the consolidated statements of operations when the related 2020 Notes were extinguished. As of February 28, 2017, $2.8 million of financing costs related to the 2023 Notes have been capitalized and are being amortized over the term of the 2023 Notes.

As of February 28, 2017, the carrying amount and fair value of the 2023 Notes was $74.5 million and $77.1 million, respectively. The fair value of the 2023 Notes, which are publicly traded, is based upon closing market quotes as of the measurement date and would be classified as a Level 1 liability within the fair value hierarchy. For the year ended February 28, 2017, we recorded $4.0 million of interest expense and $0.3 million of amortization of deferred financing costs related to the 2020 Notes, and $1.0 million of interest expense and $0.1 million of amortization of deferred financing costs related to the 2023 Notes. As of February 29, 2016, the carrying amount and fair value of the 2020 Notes was $61.8 million and $60.2 million, respectively. The fair value of the 2020 Notes, which were publicly traded, is based upon closing market quotes as of the measurement date and would be classified as a Level 1 liability within the fair value hierarchy. As of February 29, 2016, $2.7 million of financing costs related to the 2020 Notes (including underwriting commissions and net of issuance premiums) had been capitalized and were being amortized over the term of the 2020 Notes. For the year ended February 29, 2016, we recorded $4.3 million of interest expense and $0.4 million of amortization of deferred financing costs related to the 2020 Notes. During the years ended February 28, 2017 and February 29, 2016, the average dollar amount of 2020 Notes outstanding was $61.8 million and of $55.9 million, respectively. During the year ended February 28, 2017, the average dollar amount of 2023 Notes outstanding was $74.5 million.

Note 8. Commitments and contingencies

Contractual obligations

The following table shows our payment obligations for repayment of debt and other contractual obligations at February 28, 2017:

		Payment Due by Period
	Total	Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	($ in thousands)
Long-Term Debt Obligations	$187,111	$—	$—	$—	$187,111

Off-balance sheet arrangements

The Company’s off-balance sheet arrangements consisted of $2.0 million and $2.0 million of unfunded commitments to provide debt financing to its portfolio companies or to fund limited partnership interests as of February 28, 2017 and February 29, 2016, respectively. Such commitments are generally up to the Company’s discretion to approve, or the satisfaction of certain financial and nonfinancial covenants and involve, to varying degrees, elements of credit risk in excess of the amount recognized in the Company’s consolidated statements of assets and liabilities and are not reflected in the Company’s consolidated statements of assets and liabilities.

A summary of the composition of the unfunded commitments as of February 28, 2017 and February 29, 2016 is shown in the table below (dollars in thousands):

	As of
	February 28, 2017	February 29, 2016
Avionte Holdings, LLC	$—	$1,000
GreyHeller LLC	2,000	—
Identity Automation Systems	—	1,000

Total	$2,000	$2,000

Note 9. Directors Fees

The independent directors receive an annual fee of $40,000. They also receive $2,500 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each board meeting and receive $1,000 plus reimbursement of reasonable out-of-pocket expenses incurred in connection with attending each committee meeting. In addition, the chairman of the Audit Committee receives an annual fee of $5,000 and the chairman of each other committee receives an annual fee of $2,000 for their additional services in these capacities. In addition, we have purchased directors’ and officers’ liability insurance on behalf of our directors and officers. Independent directors have the option to receive their directors’ fees in the form of our common stock issued at a price per share equal to the greater of net asset value or the market price at the time of payment. No compensation is paid to directors who are “interested persons” of the Company (as such term is defined in the 1940 Act). For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, we incurred $0.2 million, $0.2 million, and $0.2 million for directors’ fees and expenses, respectively. As of February 28, 2017 and February 29, 2016, $0.05 million and $0.03 million in directors’ fees and expenses were accrued and unpaid, respectively. As of February 28, 2017, we had not issued any common stock to our directors as compensation for their services.

Note 10. Stockholders’ Equity

On May 16, 2006, GSC Group, Inc. capitalized the LLC, by contributing $1,000 in exchange for 67 shares, constituting all of the issued and outstanding shares of the LLC.

On March 20, 2007, the Company issued 95,995.5 and 8,136.2 shares of common stock, priced at $150.00 per share, to GSC Group and certain individual employees of GSC Group, respectively, in exchange for the general partnership interest and a limited partnership interest in GSC Partners CDO III GP, LP, collectively valued at $15.6 million. At this time, the 6.7 shares owned by GSC Group in the LLC were exchanged for 6.7 shares of the Company.

On March 28, 2007, the Company completed its IPO of 725,000 shares of common stock, priced at $150.00 per share, before underwriting discounts and commissions. Total proceeds received from the IPO, net of $7.1 million in underwriter’s discount and commissions, and $1.0 million in offering costs, were $100.7 million.

On November 13, 2009, we declared a dividend of $18.25 per share payable on December 31, 2009. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to $2.1 million or $2.50 per share. Based on shareholder elections, the dividend consisted of $2.1 million in cash and 864,872.5 of newly issued shares of common stock.

On July 30, 2010, our Manager and its affiliates purchased 986,842 shares of common stock at $15.20 per share. Total proceeds received from this sale were $15.0 million.

On August 12, 2010, we effected a one-for-ten reverse stock split of our outstanding common stock. As a result of the reverse stock split, every ten shares of our common stock were converted into one share of our common stock. Any fractional shares received as a result of the reverse stock split were redeemed for cash. The total cash payment in lieu of shares was $230. Immediately after the reverse stock split, we had 2,680,842 shares of our common stock outstanding.

On November 12, 2010, we declared a dividend of $4.40 per share payable on December 29, 2010. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $1.2 million or $0.44 per share. Based on shareholder elections, the dividend consisted of approximately $1.2 million in cash and 596,235 shares of common stock.

On November 15, 2011, we declared a dividend of $3.00 per share payable on December 30, 2011. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.0 million or $0.60 per share. Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 599,584 shares of common stock.

On November 9, 2012, the Company declared a dividend of $4.25 per share payable on December 31, 2012. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $3.3 million or $0.85 per share. Based on shareholder elections, the dividend consisted of approximately $3.3 million in cash and 853,455 shares of common stock.

On October 30, 2013, the Company declared a dividend of $2.65 per share payable on December 27, 2013. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.5 million or $0.53 per share. Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 649,500 shares of common stock.

On September 24, 2014, the Company declared a dividend of $0.18 per share payable on November 28, 2014. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock pursuant to the Company’s DRIP. Based on shareholder elections, the dividend consisted of approximately $0.6 million in cash and 22,283 newly issued shares of common stock.

On September 24, 2014, the Company declared a dividend of $0.22 per share payable on February 27, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.8 million in cash and 26,858 newly issued shares of common stock.

On April 9, 2015, the Company declared a dividend of $0.27 per share payable on May 29, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.9 million in cash and 33,766 newly issued shares of common stock.

On May 14, 2015, the Company declared a special dividend of $1.00 per share payable on June 5, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $3.4 million in cash and 126,230 newly issued shares of common stock.

On July 8, 2015, the Company declared a dividend of $0.33 per share payable on August 31, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 47,861 newly issued shares of common stock.

On October 7, 2015, the Company declared a dividend of $0.36 per share payable on November 30, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 61,029 newly issued shares of common stock.

On January 12, 2016, the Company declared a dividend of $0.40 per share payable on February 29, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.4 million in cash and 66,765 newly issued shares of common stock.

On March 31, 2016, the Company declared a dividend of $0.41 per share payable on April 27, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 56,728 newly issued shares of common stock.

On July 7, 2016, the Company declared a dividend of $0.43 per share payable on August 9, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,167 newly issued shares of common stock.

On August 8, 2016, the Company declared a special dividend of $0.20 per share payable on September 5, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $0.7 million in cash and 24,786 newly issued shares of common stock.

On October 5, 2016, the Company declared a dividend of $0.44 per share payable on November 9, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,548 newly issued shares of common stock.

On January 12, 2017, the Company declared a dividend of $0.45 per share payable on February 9, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant our DRIP. Based on shareholder elections, the dividend consisted of approximately $1.6 million in cash and 50,453 newly issued shares of common stock.

On September 24, 2014, the Company announced the approval of an open market share repurchase plan that allowed it to repurchase up to 200,000 shares of its common stock at prices below its NAV as reported in its then most recently published consolidated financial statements. On October 7, 2015, the Company’s board of directors extended the open market share repurchase plan for another year and increased the number of shares the Company is permitted to repurchase at prices below its NAV, as reported in its then most recently published consolidated financial statements, to 400,000 shares of its common stock. On October 5, 2016, the Company’s board of directors extended the open market share repurchase plan for another year to October 15, 2017 and increased the number of shares the Company is permitted to repurchase at prices below its NAV, as reported in its then most recently published consolidated financial statements, to 600,000 shares of its common stock. As of February 28, 2017, the Company purchased 218,491 shares of common stock, at the average price of $16.87 for approximately $3.7 million pursuant to this repurchase plan.

Note 11. Summarized Financial Information of Our Unconsolidated Subsidiary

In accordance with SEC Regulation S-X Rules 3-09 and 4-08(g), the Company must determine which of its unconsolidated controlled portfolio companies, if any, are considered “significant subsidiaries.” After performing this analysis, the Company determined that one of its portfolio companies, Easy Ice, LLC (“Easy Ice”) is a significant subsidiary for the year ended February 28, 2017 under at least one of the significance conditions of Rule 4-08(g) of SEC Regulation S-X. Accordingly, audited financial information for the years ended December 31, 2016, 2015 and 2014 have been included as follows (in thousands):

	As of
Balance Sheet – Easy Ice, LLC	December 31, 2016	December 31, 2015
Current assets	$1,058	$780
Noncurrent assets	$18,245	$15,070
Current liabilities	$3,473	$3,482
Noncurrent liabilities	$23,113	$18,295
Total deficit	$(7,283)	$(5,927)

	For the years ended
Statements of Operations – Easy Ice, LLC	December 31, 2016	December 31, 2015	December 31, 2014
Rental income	$14,463	$11,984	$9,527
Rental expenses	$8,463	$7,238	$5,859
Gross margin	$6,000	$4,746	$3,778
Operating expenses	$5,123	$4,235	$4,350
Income (loss) from operations	$877	$602	$(572)
Net loss	$(1,356)	$(1,629)	$(2,436)

Note 12. Earnings Per Share

In accordance with the provisions of FASB ASC 260, “Earnings per Share” (“ASC 260”), basic earnings per share is computed by dividing earnings available to common shareholders by the weighted average number of shares outstanding during the period. Other potentially dilutive common shares, and the related impact to earnings, are considered when calculating earnings per share on a diluted basis.

The following information sets forth the computation of the weighted average basic and diluted net increase in net assets per share from operations for the years ended February 28, 2017, February 29, 2016 and February 28, 2015 (dollars in thousands except share and per share amounts):

Basic and diluted	February 28, 2017	February 29, 2016	February 28, 2015
Net increase in net assets resulting from operations	$11,387	$11,645	$11,007
Weighted average common shares outstanding	5,740,450	5,582,453	5,385,049
Weighted average earnings per common share	$1.98	$2.09	$2.04

Note 13. Dividend

On January 12, 2017, the Company declared a dividend of $0.45 per share, which was paid on February 9, 2017, to common stockholders of record as of January 31, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.6 million in cash and 50,453 newly issued shares of common stock, or 0.9% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $20.25 per share, which equaled the volume weighted average trading price per share of the common stock on January 27, 30, 31 and February 1, 2, 3, 6, 7, 8 and 9, 2017.

On October 5, 2016, the Company declared a dividend of $0.44 per share, which was paid on November 9, 2016, to common stockholders of record as of October 31, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,548 newly issued shares of common stock, or 1.0% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.12 per share, which equaled the volume weighted average trading price per share of the common stock on October 27, 28, 31 and November 1, 2, 3, 4, 7, 8 and 9, 2016.

On August 8, 2016, the Company declared a special dividend of $0.20 per share, which was paid on September 5, 2016, to common stockholders of record as of August 24, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $0.7 million in cash and 24,786 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.06 per share, which equaled the volume weighted average trading price per share of the common stock on August 22, 23, 24, 25, 26, 29, 30, 31 and September 1 and 2, 2016.

On July 7, 2016, the Company declared a dividend of $0.43 per share, which was paid on August 9, 2016, to common stockholders of record as of July 29, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 58,167 newly issued shares of common stock, or 1.0% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $16.32 per share, which equaled the volume weighted average trading price per share of the common stock on July 27, 28, 29 and August 1, 2, 3, 4, 5, 8 and 9, 2016.

On March 31, 2016, the Company declared a dividend of $0.41 per share, which was paid on April 27, 2016, to common stockholders of record as of April 15, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.5 million in cash and 56,728 newly issued shares of common stock, or 1.0% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.43 per share, which equaled the volume weighted average trading price per share of the common stock on April 14, 15, 18, 19, 20, 21, 22, 25, 26 and 27, 2016.

On January 12, 2016, the Company declared a dividend of $0.40 per share, which was paid on February 29, 2016, to common stockholders of record on February 1, 2016. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.4 million in cash and 66,765 newly issued shares of common stock, or 1.2% of the Company’s outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.11 per share, which equaled the volume weighted average trading price per share of the common stock on February 16, 17, 18, 19, 22, 23, 24, 25, 26 and 29, 2016.

On October 7, 2015, the Company declared a dividend of $0.36 per share, which was paid on November 30, 2015, to common stockholders of record on November 2, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 61,029 newly issued shares of common stock, or 1.1% of the Company’s outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.53 per share, which equaled the volume weighted average trading price per share of the common stock on November 16, 17, 18, 19, 20, 23, 24, 25, 27 and 30, 2015.

On July 8, 2015, the Company declared a dividend of $0.33 per share, which was paid on August 31, 2015, to common stockholders of record on August 3, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $1.1 million in cash and 47,861 newly issued shares of common stock, or 0.9% of the Company’s outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.28 per share, which equaled the volume weighted average trading price per share of the common stock on August 18, 19, 20, 21, 24, 25, 26, 27, 28 and 31, 2015.

On May 14, 2015, the Company declared a special dividend of $1.00 per share, which was paid on June 5, 2015, to common stockholders of record on May 26, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $3.4 million in cash and 126,230 newly issued shares of common stock, or 2.3% of the Company’s outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $16.47 per share, which equaled the volume weighted average trading price per share of the common stock on May 22, 26, 27, 28, 29 and June 1, 2, 3, 4, and 5, 2015.

On April 9, 2015, the Company declared a dividend of $0.27 per share, which was paid on May 29, 2015, to common stockholders of record on May 4, 2015. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant to our DRIP.

Based on shareholder elections, the dividend consisted of approximately $0.9 million in cash and 33,766 newly issued shares of common stock, or 0.6% of the Company’s outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $16.78 per share, which equaled the volume weighted average trading price per share of the common stock on May 15, 18, 19, 20, 21, 22, 26, 27, 28 and 29, 2015.

On September 24, 2014, the Company declared a dividend of $0.22 per share, which was paid on February 27, 2015. Shareholders have the option to receive payment of the dividend in cash, or receive shares of common stock pursuant to the Company’s DRIP. Based on shareholder elections, the dividend consisted of approximately $0.8 million in cash and 26,858 newly issued shares of common stock, or 0.5% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.97 per share, which equaled the volume weighted average trading price per share of the common stock on February 13, 17, 18, 19, 20, 23, 24, 25, 26 and 27, 2015.

On September 24, 2014, the Company declared a dividend of $0.18 per share, which was paid on November 28, 2014. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock pursuant to the Company’s DRIP. Based on shareholder elections, the dividend consisted of approximately $0.6 million in cash and 22,283 newly issued shares of common stock, or 0.4% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $14.37 per share, which equaled the volume weighted average trading price per share of the common stock on November 14, 17, 18, 19, 20, 21, 24, 25, 26 and 28, 2014.

On October 30, 2013, the Company declared a dividend of $2.65 per share, which was paid on December 27, 2013. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.5 million or $0.53 per share. This dividend was declared in reliance on certain private letter rulings issued by the IRS concluding that a RIC may treat a distribution of its own stock as fulfilling its RIC distribution requirements if each stockholder may elect to receive his or her entire distribution in either cash or stock of the RIC subject to a limitation on the aggregate amount of cash to be distributed to all stockholders, which limitation must be at least 20.0% of the aggregate declared distribution.

Based on shareholder elections, the dividend consisted of approximately $2.5 million in cash and 649,500 shares of common stock, or 13.7% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.439 per share, which equaled the volume weighted average trading price per share of the common stock on December 11, 13, and 16, 2013.

On November 9, 2012, the Company declared a dividend of $4.25 per share, which was paid on December 31, 2012. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $3.3 million or $0.85 per share.

Based on shareholder elections, the dividend consisted of approximately $3.3 million in cash and 853,455 shares of common stock, or 22.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $15.444 per share, which equaled the volume weighted average trading price per share of the common stock on December 14, 17, and 19, 2012.

On November 15, 2011, the Company declared a dividend of $3.00 per share, which was paid on December 30, 2011. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $2.0 million or $0.60 per share.

Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 599,584 shares of common stock, or 18.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 20.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $13.1171 per share, which equaled the volume weighted average trading price per share of the common stock on December 20, 21 and 22, 2011.

On November 12, 2010, the Company declared a dividend of $4.40 per share, which was paid on December 23, 2010. Shareholders had the option to receive payment of the dividend in cash, shares of common stock, or a combination of cash and shares of common stock, provided that the aggregate cash payable to all shareholders was limited to approximately $1.2 million or $0.44 per share.

Based on shareholder elections, the dividend consisted of approximately $1.2 million in cash and 596,235 shares of common stock, or 22.0% of our outstanding common stock prior to the dividend payment. The amount of cash elected to be received was greater than the cash limit of 10.0% of the aggregate dividend amount, thus resulting in the payment of a combination of cash and stock to shareholders who elected to receive cash. The number of shares of common stock comprising the stock portion was calculated based on a price of $17.8049 per share, which equaled the volume weighted average trading price per share of the common stock on December 20, 21 and 22, 2010. The consolidated financial statements for the period ended November 30, 2010 have been retroactively adjusted to reflect the increase in common stock as a result of the dividend in accordance with the provisions of ASC 505-20-S50 regarding disclosure of a capital structure change after the interim balance sheet but before the release of the financial statements.

The following tables summarize dividends declared for the years ended February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014 and February 28, 2013 (dollars in thousands except per share amounts):

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
January 12, 2017	January 31, 2017	February 9, 2017	$0.45	$2,585
October 5, 2016	October 31, 2016	November 9, 2016	0.44	2,509
August 8, 2016	August 24, 2016	September 5, 2016	0.20	1,151
July 7, 2016	July 29, 2016	August 9, 2016	0.43	2,466
March 31, 2016	April 15, 2016	April 27, 2016	0.41	2,346

Total dividends declared			$1.93	$11,057

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
January 12, 2016	February 1, 2016	February 29, 2016	$0.40	$2,278
October 7, 2015	November 2, 2015	November 30, 2015	0.36	2,028
July 8, 2015	August 3, 2015	August 31, 2015	0.33	1,844
May 14, 2015	May 26, 2015	June 5, 2015	1.00	5,429
April 9, 2015	May 4, 2015	May 29, 2015	0.27	1,466

Total dividends declared			$2.36	$13,045

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
September 24, 2014	October 30, 2014	November 28, 2014	$0.18	$968
September 24, 2014	January 29, 2015	February 27, 2015	0.22	1,189

Total dividends declared			$0.40	$2,157

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
October 30, 2013	November 13, 2013	December 27, 2013	$2.65	$12,535

Total dividends declared			$2.65	$12,535

Date Declared	Record Date	Payment Date	Amount Per Share*	Total Amount
November 9, 2012	November 20, 2012	December 31, 2012	$4.25	$16,476

Total dividends declared			$4.25	$16,476

*	Amount per share is calculated based on the number of shares outstanding at the date of declaration.

Note 14. Financial Highlights

The following is a schedule of financial highlights for the years ended February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014 and February 28, 2013:

	February 28, 2017	February 29, 2016	February 28, 2015	February 28, 2014	February 28, 2013
Per share data:
Net asset value at beginning of period	$22.06	$22.70	$21.08	$22.71	$24.94
Net investment income(1)	1.68	1.91	1.80	1.80	1.57
Net realized and unrealized gains and losses on investments and derivatives(1)	0.30	0.18	0.24	(0.07)	1.85

Net increase in net assets from operations	1.98	2.09	2.04	1.73	3.42
Distributions declared from net investment income	(1.93)	(2.36)	(0.40)	(2.65)	(4.25)
Total distributions to stockholders	(1.93)	(2.36)	(0.40)	(2.65)	(4.25)
Dilution(4)	(0.14)	(0.37)	(0.02)	(0.71)	(1.40)
Net asset value at end of period	$21.97	$22.06	$22.70	$21.08	$22.71
Net assets at end of period	$127,294,777	$125,149,875	$122,598,742	$113,427,929	$107,437,874
Shares outstanding at end of period	5,794,600	5,672,227	5,401,899	5,379,616	4,730,116
Per share market value at end of period	$22.74	$14.22	$15.76	$15.85	$17.02
Total return based on market value(2)	80.83%	4.27%	1.63%	9.11%	36.67%
Total return based on net asset value(3)	12.62%	11.10%	10.09%	8.75%	16.12%
Ratio/Supplemental data:
Ratio of net investment income to average net assets	7.57%	8.52%	8.11%	7.97%	6.26%
Ratio of operating expenses to average net assets	7.21%	6.93%	6.52%	6.28%	5.22%
Ratio of incentive management fees to average net assets	2.31%	1.78%	2.14%	0.84%	2.52%
Ratio of credit facility related expenses to average net assets	7.75%	6.75%	6.19%	5.46%	2.46%
Ratio of total expenses to average net assets	18.41%	15.46%	14.85%	12.59%	10.19%
Portfolio turnover rate(5)	43.76%	26.22%	31.28%	37.82%	17.30%
Asset coverage ratio per unit(6)	2,710	3,025	3,117	3,348	5,421
Average market value per unit:
Credit Facility(7)	N/A	N/A	N/A	N/A	N/A
SBA Debentures(7)	N/A	N/A	N/A	N/A	N/A
2020 Notes	N/A	25.24	25.46	25.18	N/A
2023 Notes	25.89	N/A	N/A	N/A	N/A

As described in prior year financial statements, we identified errors that impacted the years ended February 28, 2014 and February 28, 2013. The corrections for the errors, which we have concluded are immaterial to all prior period consolidated financial statements, are reflected in the selected financial data included in this Form 10-K.

(1)	Per share amounts are calculated using the weighted average shares outstanding during the period.
(2)	Total investment return is calculated assuming a purchase of common shares at the current market value on the first day and a sale at the current market value on the last day of the periods reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Company’s DRIP. Total investment return does not reflect brokerage commissions. Total investment returns covering less than a full period are not annualized.
(3)	Total investment return is calculated assuming a purchase of common shares at the current net asset value on the first day and a sale at the current net asset value on the last day of the periods reported. Dividends and distributions, if any, are assumed for purposes of this calculation to be reinvested at prices obtained under the Company’s DRIP. Total investment return does not reflect brokerage commissions.
(4)	Represents the dilutive effect of issuing common stock below net asset value per share during the period in connection with the satisfaction of the Company’s annual RIC distribution requirement. See Note 13, Dividend.
(5)	Portfolio turnover rate is calculated using the lesser of year-to-date sales or year-to-date purchases over the average of the invested assets at fair value.
(6)	Asset coverage ratio per unit is the ratio of the carrying value of our total consolidated assets, less all liabilities and indebtedness not represented by senior securities, to the aggregate amount of senior securities representing indebtedness. Asset coverage ratio per unit is expressed in terms of dollar amounts per $1,000 of indebtedness. Asset coverage ratio per unit does not include unfunded commitments. The inclusion of unfunded commitments in the calculation of the asset coverage ratio per unit would not cause us to be below the required amount of regulatory coverage.
(7)	The Credit Facility and SBA Debentures are not registered for public trading.

Note 15. Selected Quarterly Data (Unaudited)

	2017
($ in thousands, except per share numbers)	Qtr 4	Qtr 3	Qtr 2	Qtr 1
Interest and related portfolio income	$8,359	$8,442	$8,448	$7,908
Net investment income	1,099	3,419	2,604	2,539
Net realized and unrealized gain (loss)	155	(1,845)	2,668	749
Net increase in net assets resulting from operations	1,254	1,574	5,272	3,288
Net investment income per common share at end of each quarter	$0.19	$0.60	$0.45	$0.44
Net realized and unrealized gain (loss) per common share at end of each quarter	$0.03	$(0.32)	$0.46	$0.13
Dividends declared per common share	$0.45	$0.44	$0.63	$0.41
Net asset value per common share	$21.97	$22.21	$22.39	$22.11

	2016
($ in thousands, except per share numbers)	Qtr 4	Qtr 3	Qtr 2	Qtr 1
Interest and related portfolio income	$7,795	$6,936	$7,758	$7,561
Net investment income	3,100	2,150	3,657	1,771
Net realized and unrealized gain (loss)	(3,503)	1,271	(2,415)	5,614
Net increase (decrease) in net assets resulting from operations	(404)	3,421	1,243	7,385
Net investment income per common share at end of each quarter	$0.54	$0.38	$0.65	$0.33
Net realized and unrealized gain (loss) per common share at end of each quarter	$(0.62)	$0.23	$(0.43)	$1.03
Dividends declared per common share	$0.40	$0.36	$0.33	$1.27
Net asset value per common share	$22.06	$22.59	$22.42	$22.75

	2015
($ in thousands, except per share numbers)	Qtr 4	Qtr 3	Qtr 2	Qtr 1
Interest and related portfolio income	$7,451	$7,305	$6,475	$6,144
Net investment income	2,889	2,629	2,093	2,063
Net realized and unrealized gain (loss)	(184)	756	1,064	(303)
Net increase in net assets resulting from operations	2,705	3,385	3,157	1,760
Net investment income per common share at end of each quarter	$0.50	$0.49	$0.39	$0.38
Net realized and unrealized gain (loss) per common share at end of each quarter	$(0.03)	$0.14	$0.20	$(0.06)
Dividends declared per common share	$0.22	$0.18	$—	$—
Net asset value per common share	$22.70	$22.45	$22.00	$21.41

Note 16. Subsequent Events

The Company has evaluated subsequent events through the filing of this Prospectus and determined that there have been no events that have occurred that would require adjustments to the Company’s consolidated financial statements and disclosures in the consolidated financial statements except for the following:

On February 28, 2017, the Company declared a dividend of $0.46 per share payable on March 28, 2017, to common stockholders of record on March 15, 2017. Shareholders had the option to receive payment of the dividend in cash, or receive shares of common stock, pursuant the Company’s DRIP. Based on shareholder elections, the dividend consisted of approximately $2.0 million in cash and 29,096 newly issued shares of common stock, or 0.5% of our outstanding common stock prior to the dividend payment. The number of shares of common stock comprising the stock portion was calculated based on a price of $21.38 per share, which equaled 95.0% of the volume weighted average trading price per share of the common stock on March 15, 16, 17, 20, 21, 22, 23, 24, 27 and 28, 2017.

On March 16, 2017, we entered into an equity distribution agreement with Ladenburg Thalmann & Co. Inc., through which we may offer for sale, from time to time, up to $30.0 million of our common stock through an ATM offering. As of May 15, 2017, the Company sold 60,679 shares for gross proceeds of $1.4 million at an average price of $22.49 for aggregate net proceeds of $1.3 million (net of transaction costs).

INDEX TO OTHER FINANCIAL STATEMENTS

Saratoga Investment Corp. CLO 2013-1, Ltd.

IMPORTANT NOTE

In accordance with certain SEC rules, Saratoga Investment Corp. (the “Company”) is providing additional information regarding one of its portfolio companies, Saratoga Investment Corp. CLO 2013-1, Ltd. (“Saratoga CLO”). The Company owns 100% of the subordinated notes of the Saratoga CLO. The additional financial information regarding the Saratoga CLO does not directly impact the Company’s financial position, results of operations or cash flows.

Report of Independent Auditors

The Collateral Manager,

Saratoga Investment Corp. CLO 2013-1, Ltd.

We have audited the accompanying financial statements of Saratoga Investment Corp. CLO 2013-1, Ltd., which comprise the statements of assets and liabilities, including the schedules of investments, as of February 28, 2017 and February 29, 2016, and the statements of operations, changes in net assets and cash flows for the years ended February 28, 2017, February 29, 2016 and February 28, 2015, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Saratoga Investment Corp. CLO 2013-1, Ltd. at February 28, 2017 and February 29, 2016, and the results of its operations, changes in its net assets and its cash flows for the years ended February 28, 2017, February 29, 2016 and February 28, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

May 16, 2017

Saratoga Investment Corp. CLO 2013-1, Ltd.

Statements of Assets and Liabilities

	As of
	February 28, 2017	February 29, 2016
ASSETS
Investments
Fair Value Loans (amortized cost of $294,270,284 and $300,112,538, respectively)	$292,437,930	$284,652,926
Fair Value Other/Structured finance securities (amortized cost of $3,531,218 and $3,531,218, respectively)	22,718	191,863

Total investments at fair value (amortized cost of $297,801,502 and $303,643,756, respectively)	292,460,648	284,844,789
Cash and cash equivalents	13,046,555	2,349,633
Receivable from open trades	1,505,000	2,691,831
Interest receivable	1,443,865	1,698,562
Other assets	6,049	—

Total assets	$308,462,117	$291,584,815

LIABILITIES
Interest payable	$1,031,457	$626,040
Payable from open trades	9,431,552	7,123,854
Accrued base management fee	34,221	85,008
Accrued subordinated management fee	136,885	85,008
Class A-1 Notes—SIC CLO 2013-1, Ltd.	170,000,000	170,000,000
Discount on Class A-1 Notes—SIC CLO 2013-1, Ltd.	—	(1,319,258)
Class A-2 Notes—SIC CLO 2013-1, Ltd.	20,000,000	20,000,000
Discount on Class A-2 Notes—SIC CLO 2013-1, Ltd.	—	(136,750)
Class B Notes—SIC CLO 2013-1, Ltd.	44,800,000	44,800,000
Discount on Class B Notes—SIC CLO 2013-1, Ltd.	—	(888,328)
Class C Notes—SIC CLO 2013-1, Ltd.	16,000,000	16,000,000
Discount on Class C Notes—SIC CLO 2013-1, Ltd.	(77,383)	(553,078)
Class D Notes—SIC CLO 2013-1, Ltd.	14,000,000	14,000,000
Discount on Class D Notes—SIC CLO 2013-1, Ltd.	(359,249)	(717,938)
Class E Notes—SIC CLO 2013-1, Ltd.	13,100,000	13,100,000
Discount on Class E Notes—SIC CLO 2013-1, Ltd.	—	(1,353,521)
Class F Notes—SIC CLO 2013-1, Ltd.	4,500,000	4,500,000
Discount on Class F Notes—SIC CLO 2013-1, Ltd.	—	(492,300)
Deferred debt financing costs, SIC CLO 2013-1, Ltd. Notes	(1,161,590)	(1,716,554)
Subordinated Notes	30,000,000	30,000,000

Total liabilities	$321,435,893	$313,142,183

Commitments and contingencies (See Note 6)
NET ASSETS
Ordinary equity, par value $1.00, 250 ordinary shares authorized, 250 and 250 issued and outstanding, respectively	$250	$250
Accumulated loss	(21,557,618)	(5,803,406)
Net gain (loss)	8,583,592	(15,754,212)

Total net assets	(12,973,776)	(21,557,368)

Total liabilities and net assets	$308,462,117	$291,584,815

See accompanying notes to financial statements.

Saratoga Investment Corp. CLO 2013-1, Ltd.

Statements of Operations

	For the year ended February 28, 2017	For the year ended February 29, 2016	For the year ended February 28, 2015
INVESTMENT INCOME
Interest from investments	$15,443,693	$14,372,377	$13,091,019
Interest from cash and cash equivalents	11,216	1,213	1,446
Other income	643,457	316,187	188,180

Total investment income	16,098,366	14,689,777	13,280,645

EXPENSES
Interest expense	12,574,838	11,696,757	9,635,136
Professional fees	106,564	292,754	219,293
Miscellaneous fee expense	49,279	23,742	34,303
Base management fee	585,575	747,390	760,102
Subordinated management fee	913,426	747,390	760,102
Trustee expenses	128,083	121,299	123,999
Amortization expense	829,475	955,858	953,862
Loss on extinguishment of debt	6,143,816	—	—

Total expenses	21,331,056	14,585,190	12,486,797

NET INVESTMENT INCOME (LOSS)	(5,232,690)	104,587	793,848

REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
Net realized gain on investments	358,169	419,096	620,817
Net unrealized appreciation (depreciation) on investments	13,458,113	(16,277,895)	(3,874,583)

Net gain (loss) on investments	13,816,282	(15,858,799)	(3,253,766)

NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS	$8,583,592	$(15,754,212)	$(2,459,918)

See accompanying notes to financial statements.

Saratoga Investment Corp. CLO 2013-1 Ltd.

Schedule of Investments

February 28, 2017

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Education Management II, LLC	Leisure Goods/Activities/Movies	A-1 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		6,692	$669,214	$6,725
Education Management II, LLC	Leisure Goods/Activities/Movies	A-2 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		18,975	1,897,538	247
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Common Stock	Equity	0.00%	0.00%	0.00%	0.00%		14,813	964,466	15,746
24 Hour Holdings III, LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	5/28/2021	$487,500	484,284	476,127
ABB Con-Cise Optical Group, LLC	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	6/15/2023	$1,995,000	1,975,193	2,009,963
Acosta Holdco, Inc.	Media	Term Loan B1	Loan	3.25%	1.00%	0.00%	4.29%	9/26/2021	$1,940,025	1,929,297	1,893,348
Advantage Sales & Marketing, Inc.	Services: Business	Delayed Draw Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	7/25/2021	$2,446,206	2,443,710	2,438,574
Aegis Toxicology Science Corporation	Healthcare & Pharmaceuticals	Term B Loan	Loan	4.50%	1.00%	0.00%	5.50%	2/24/2021	$2,463,550	2,337,204	2,412,234
Agrofresh, Inc.	Food Services	Term Loan	Loan	4.75%	1.00%	0.00%	5.75%	7/30/2021	$1,970,000	1,962,367	1,898,587
AI MISTRAL T/L (V. GROUP)	Utilities	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/11/2024	$500,000	500,000	500,940
Akorn, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	4/16/2021	$398,056	396,948	403,529
Albertson’s LLC	Retailers (Except Food and Drugs)	Term Loan B-4	Loan	3.00%	0.75%	0.00%	3.78%	8/25/2021	$2,896,193	2,879,009	2,931,179
Alere Inc. (fka IM US Holdings, LLC)	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/20/2022	$917,946	916,144	919,479
Alion Science and Technology Corporation	High Tech Industries	Term Loan B (First Lien)	Loan	4.50%	1.00%	0.00%	5.50%	8/19/2021	$2,955,000	2,943,621	2,951,306
Alliance Healthcare Services, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.25%	1.00%	0.00%	4.29%	6/3/2019	$984,570	981,094	977,184
ALPHA 3 T/L B1 (ATOTECH)	Chemicals/Plastics	Term Loan B 1	Loan	3.00%	1.00%	0.00%	4.00%	1/31/2024	$250,000	249,377	252,500
Anchor Glass T/L (11/16)	Containers/Glass Products	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	12/7/2023	$500,000	497,626	505,780
APCO Holdings, Inc.	Automotive	Term Loan	Loan	6.00%	1.00%	0.00%	7.00%	1/31/2022	$1,933,919	1,887,037	1,885,571
Aramark Corporation	Food Products	U.S. Term F Loan	Loan	2.50%	0.75%	0.00%	3.50%	2/24/2021	$3,118,358	3,118,358	3,147,327
Aspen Dental Management, Inc.	Healthcare & Pharmaceuticals	Term Loan Initial	Loan	4.25%	1.00%	0.00%	5.25%	4/29/2022	$1,484,941	1,481,061	1,491,446
Astoria Energy T/L B	Utilities	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	12/24/2021	$1,495,307	1,480,354	1,499,045
Asurion, LLC (fka Asurion Corporation)	Insurance	Replacement Term Loan B-2	Loan	3.25%	0.75%	0.00%	4.03%	7/8/2020	$531,422	526,976	537,024
Asurion, LLC (fka Asurion Corporation)	Insurance	Term Loan B4 (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	8/4/2022	$2,434,375	2,422,950	2,463,661
Auction.com, LLC	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	5/13/2019	$2,718,634	2,718,434	2,739,024
Avantor Performance Materials Holdings, Inc.	Chemicals/Plastics	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	6/21/2022	$2,784,429	2,760,689	2,819,234

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
AVOLON TLB BORROWER 1 LUXEMBOURG S.A.R.L.	Capital Equipment	Term Loan B-2	Loan	2.75%	0.75%	0.00%	3.50%	3/20/2022	$1,000,000	995,000	1,017,300
Bass Pro Group, LLC	Retailers (Except Food and Drugs)	Term Loan	Loan	3.25%	0.75%	0.00%	4.02%	6/5/2020	$1,473,750	1,471,637	1,411,116
Belmond Interfin Ltd.	Lodging & Casinos	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/19/2021	$2,481,122	2,484,502	2,488,888
BJ’s Wholesale Club, Inc.	Food/Drug Retailers	New 2013 (November) Replacement Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	2/2/2024	$1,500,000	1,496,335	1,487,385
Blackboard T/L B4	High Tech Industries	Term Loan B4	Loan	5.00%	1.00%	0.00%	6.02%	6/30/2021	$2,992,500	2,969,529	3,008,390
BMC Software	Technology	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	9/10/2020	$1,959,596	1,917,256	1,965,729
BMC Software T/L US	Technology	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	9/10/2020	$676,193	665,400	679,607
Brickman Group Holdings, Inc.	Brokers/Dealers/Investment Houses	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	12/18/2020	$1,461,186	1,451,382	1,467,952
BWAY Holding Company	Leisure Goods/Activities/Movies	Term Loan B	Loan	3.25%	0.00%	0.00%	4.75%	8/14/2023	$1,189,327	1,179,242	1,189,826
Candy Intermediate Holdings, Inc.	Beverage, Food & Tobacco	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	6/15/2023	$497,500	495,317	500,609
Capital Automotive L.P.	Conglomerate	Tranche B-1 Term Loan Facility	Loan	3.00%	1.00%	0.00%	4.00%	4/10/2019	$1,487,353	1,489,058	1,500,829
CASA SYSTEMS T/L	Telecommunications	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	12/20/2023	$1,500,000	1,485,318	1,500,000
Catalent Pharma Solutions, Inc	Drugs	Initial Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	5/20/2021	$424,821	423,456	429,953
Cengage Learning Acquisitions, Inc.	Publishing	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	6/7/2023	$1,492,500	1,477,575	1,411,965
CH HOLD (CALIBER COLLISION) T/L	Automotive	Term Loan	Loan	3.00%	0.00%	0.00%	4.00%	2/1/2024	$227,273	226,758	229,545
Charter Communications Operating, LLC	Cable and Satellite Television	Term F Loan	Loan	2.00%	0.00%	0.00%	2.79%	1/3/2021	$1,609,533	1,603,525	1,617,130
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term G Loan	Loan	2.75%	1.00%	0.00%	3.80%	12/31/2019	$981,177	960,939	972,866
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term H Loan	Loan	3.00%	1.00%	0.00%	4.05%	1/27/2021	$1,805,352	1,763,950	1,773,940
CITGO Petroleum Corporation	Oil & Gas	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	7/29/2021	$1,964,874	1,946,245	1,976,172
Communications Sales & Leasing, Inc.	Telecommunications	Term Loan B (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	10/24/2022	$1,970,062	1,958,282	1,980,405
Concordia Healthcare Corporation	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	10/21/2021	$1,980,000	1,891,488	1,615,522
Consolidated Aerospace Manufacturing, LLC	Aerospace and Defense	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	8/11/2022	$1,418,750	1,412,839	1,365,547
Consolidated Communications, Inc.	Telecommunications	Term Loan B-2	Loan	3.00%	1.00%	0.00%	4.00%	10/5/2023	$500,000	497,500	502,890
CPI Acquisition Inc.	Technology	Term Loan B (First Lien)	Loan	4.50%	1.00%	0.00%	5.83%	8/17/2022	$1,436,782	1,418,783	1,289,511
CPI International Acquisition, Inc. (f/k/a Catalyst Holdings, Inc.)	Electronics/Electric	Term B Loan	Loan	3.25%	1.00%	0.00%	4.25%	11/17/2017	$2,462,342	2,461,490	2,457,934
Crosby US Acquisition Corporation	Industrial Equipment	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.05%	11/23/2020	$727,500	726,911	667,329
CT Technologies Intermediate Hldgs, Inc	Healthcare & Pharmaceuticals	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	12/1/2021	$1,470,113	1,458,924	1,389,256

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Culligan International Company-T/L	Conglomerate	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	12/13/2023	$2,050,000	2,049,738	2,083,313
Cumulus Media Holdings Inc.	Broadcast Radio and Television	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	12/23/2020	$470,093	467,345	342,580
DAE Aviation (StandardAero)	Aerospace and Defense	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	7/7/2022	$1,975,000	1,967,190	1,987,838
DASEKE T/L (HENNESSY CAPITAL)	Transportation	Term Loan	Loan	5.50%	1.00%	0.00%	6.50%	2/27/2024	$714,286	707,143	717,857
DCS Business Services, Inc.	Financial Intermediaries	Term B Loan	Loan	7.25%	1.50%	0.00%	8.75%	3/19/2018	$2,101,458	2,096,045	2,101,458
Delta 2 (Lux) S.a.r.l.	Lodging & Casinos	Term Loan B-3	Loan	3.75%	1.00%	0.00%	5.07%	7/30/2021	$1,000,000	996,568	1,002,920
DELL INTERNATIONAL 1ST LIEN T/L	High Tech Industries	Term Loan (01/17)	Loan	2.50%	0.75%	0.00%	3.25%	9/7/2023	$1,000,000	998,850	1,006,480
Deluxe Entertainment Service Group, Inc.	Leisure Goods/Activities/Movies	Term Loan (Incremental)	Loan	6.00%	1.00%	0.00%	7.04%	2/28/2020	$1,000,000	972,672	997,500
Deluxe Entertainment Service Group, Inc.	Leisure Goods/Activities/Movies	Term Loan (First Lien)	Loan	5.50%	1.00%	0.00%	6.54%	2/28/2020	$1,868,084	1,869,141	1,864,199
DEX MEDIA, INC.	Media	Term Loan (07/16)	Loan	10.00%	1.00%	0.00%	11.00%	7/29/2021	$43,444	43,444	44,041
Diebold, Inc.	High Tech Industries	Term Loan B	Loan	4.50%	0.75%	0.00%	5.31%	11/6/2023	$398,750	395,190	404,731
DIGITALGLOBE T/L B (12/16)	Aerospace and Defense	Term Loan B	Loan	2.75%	0.75%	0.00%	3.53%	1/15/2024	$500,000	498,815	502,030
DJO Finance, LLC	Healthcare & Pharmaceuticals	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	6/8/2020	$492,500	490,933	483,388
DPX Holdings B.V.	Healthcare & Pharmaceuticals	Term Loan 2015 Incr Dollar	Loan	3.25%	1.00%	0.00%	4.25%	3/11/2021	$2,925,000	2,919,916	2,937,431
Drew Marine Group, Inc.	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	11/19/2020	$2,950,591	2,923,591	2,928,461
DTZ U.S. Borrower, LLC	Construction & Building	Term Loan B Add-on	Loan	3.25%	1.00%	0.00%	4.30%	11/4/2021	$1,962,557	1,954,741	1,973,703
DUKE FINANCE (OM GROUP/VECTRA) T/L	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	2/21/2024	$1,500,000	1,395,987	1,511,250
Edelman Financial Group, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.50%	1.00%	0.00%	6.51%	12/19/2022	$1,485,000	1,459,535	1,487,317
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan A	Loan	4.50%	1.00%	0.00%	5.51%	7/2/2020	$501,970	488,778	177,446
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan B (2.00% Cash/6.50% PIK)	Loan	1.00%	1.00%	6.50%	8.51%	7/2/2020	$954,307	934,189	77,938
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	8/1/2021	$480,756	479,151	483,308
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (Second Lien)	Loan	7.75%	1.00%	0.00%	8.75%	8/1/2022	$500,000	498,153	498,595
Emerald 2 Limited	Chemicals/Plastics	Term Loan B1A	Loan	4.00%	1.00%	0.00%	5.00%	5/14/2021	$1,000,000	994,172	950,000
Endo International plc	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.00%	0.75%	0.00%	3.81%	9/26/2022	$990,000	987,999	994,247
EnergySolutions, LLC	Environmental Industries	Term Loan B	Loan	5.75%	1.00%	0.00%	6.75%	5/29/2020	$795,000	785,654	799,969
Engility Corporation	Aerospace and Defense	Term Loan B-1	Loan	4.25%	0.70%	0.00%	4.03%	8/12/2020	$243,750	242,680	245,503
Evergreen Acqco 1 LP	Retailers (Except Food and Drugs)	New Term Loan	Loan	3.75%	1.25%	0.00%	5.00%	7/9/2019	$955,106	954,175	846,224
EWT Holdings III Corp. (fka WTG Holdings III Corp.)	Industrial Equipment	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	1/15/2021	$1,947,330	1,943,904	1,954,632
EWT Holdings III Corp.	Capital Equipment	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	1/15/2021	$992,500	984,248	997,463
Extreme Reach, Inc.	Media	Term Loan B	Loan	6.25%	1.00%	0.00%	7.25%	2/7/2020	$2,887,500	2,860,092	2,905,547
Federal-Mogul Corporation	Automotive	Tranche C Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	4/15/2021	$2,925,000	2,915,873	2,894,434
First Data Corporation	Financial Intermediaries	First Data T/L Ext (2021)	Loan	3.00%	0.70%	0.00%	3.78%	3/24/2021	$1,886,914	1,804,119	1,904,010

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
First Eagle Investment Management	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.00%	0.75%	0.00%	5.00%	12/1/2022	$1,485,000	1,460,081	1,493,361
Fitness International, LLC	Leisure Goods/Activities/Movies	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	7/1/2020	$1,929,311	1,905,661	1,947,793
FMG Resources (August 2006) Pty LTD (FMG America Finance, Inc.)	Nonferrous Metals/Minerals	Loan	Loan	2.75%	1.00%	0.00%	3.75%	6/28/2019	$801,502	802,865	806,279
Garda World Security Corporation	Services: Business	Term B Delayed Draw Loan	Loan	3.00%	1.00%	0.00%	4.00%	11/6/2020	$197,083	196,509	197,822
Garda World Security Corporation	Services: Business	Term B Loan	Loan	3.00%	1.00%	0.00%	4.00%	11/6/2020	$770,417	768,226	773,306
Gardner Denver, Inc.	High Tech Industries	Initial Dollar Term Loan	Loan	3.25%	1.00%	0.00%	4.57%	7/30/2020	$2,426,061	2,421,316	2,420,263
Gates Global LLC	Leisure Goods/Activities/Movies	Term Loan (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	7/5/2021	$481,656	476,839	481,478
General Nutrition Centers, Inc.	Retailers (Except Food and Drugs)	Amended Tranche B Term Loan	Loan	2.50%	0.75%	0.00%	3.29%	3/4/2019	$2,121,102	2,117,573	1,765,817
GLOBALLOGIC HOLDINGS INC TERM LOAN B	Services: Business	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	6/20/2022	$500,000	495,133	501,250
Global Tel*Link Corporation	Services: Business	Term Loan (First Lien)	Loan	3.75%	1.25%	0.00%	5.00%	5/26/2020	$2,667,633	2,661,035	2,654,962
Goodyear Tire & Rubber Company, The	Chemicals/Plastics	Loan (Second Lien)	Loan	3.00%	0.75%	0.00%	3.78%	4/30/2019	$1,333,333	1,320,613	1,333,747
Grosvenor Capital Management Holdings, LP	Brokers/Dealers/Investment Houses	Initial Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	1/4/2021	$1,014,560	1,011,573	1,010,755
GTCR Valor Companies, Inc.	Services: Business	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	6/16/2023	$1,492,500	1,436,528	1,501,201
Harland Clarke Holdings Corp. (fka Clarke American Corp.)	Publishing	Tranche B-4 Term Loan	Loan	5.50%	1.00%	0.00%	6.50%	2/9/2022	$2,176,889	2,117,378	2,190,495
Headwaters Incorporated	Building & Development	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/24/2022	$242,058	241,141	242,784
Help/Systems Holdings, Inc.	High Tech Industries	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	10/8/2021	$1,485,000	1,433,886	1,485,000
Hemisphere Media Holdings, LLC	Media	Term Loan B	Loan	3.50%	0.00%	0.00%	4.27%	2/14/2024	$2,500,000	2,512,500	2,493,750
Herbalife T/L B (HLF Financing)	Drugs	Term Loan B	Loan	5.50%	0.75%	0.00%	6.28%	2/15/2023	$2,000,000	1,985,000	2,001,660
Hercules Achievement Holdings, Inc.	Retailers (Except Food and Drugs)	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	12/10/2021	$246,851	244,820	250,431
Hoffmaster Group, Inc.	Containers/Glass Products	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	11/21/2023	$1,000,000	1,003,734	1,013,750
Hostess Brand, LLC	Beverage, Food & Tobacco	Term Loan B (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	8/3/2022	$1,490,000	1,486,482	1,507,508
Huntsman International LLC	Chemicals/Plastics	Term Loan B (First Lien)	Loan	3.00%	0.70%	0.00%	3.78%	4/19/2019	$1,518,031	1,510,811	1,525,150
Husky Injection Molding Systems Ltd.	Services: Business	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/30/2021	$469,398	467,182	472,158
Hyperion Refinance T/L	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	4/29/2022	$1,994,924	1,971,849	1,998,675
Imagine! Print Solutions, Inc.	Media	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	3/30/2022	$496,250	489,837	499,972
Infor US (Lawson) T/L B-6	Services: Business	Term Loan B-6	Loan	2.75%	1.00%	0.00%	3.75%	2/1/2022	$1,609,802	1,595,316	1,610,945
Informatica Corporation	High Tech Industries	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	8/5/2022	$493,750	492,732	490,664
Insight Global	Services: Business	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	10/29/2021	$3,450,126	3,434,977	3,471,690
ION Media T/L B	Media	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	12/18/2020	$500,000	497,615	506,875

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
J. Crew Group, Inc.	Retailers (Except Food and Drugs)	Term B-1 Loan Retired 03/05/2014	Loan	3.00%	1.00%	0.00%	4.00%	3/5/2021	$945,756	945,756	540,660
Jazz Acquisition, Inc	Aerospace and Defense	First Lien 6/14	Loan	3.50%	1.00%	0.00%	4.50%	6/19/2021	$487,879	487,106	471,208
J.Jill Group, Inc.	Retailers (Except Food and Drugs)	Term Loan (First Lien)	Loan	5.00%	1.00%	0.00%	6.04%	5/9/2022	$950,648	946,877	935,200
Kinetic Concepts, Inc.	Healthcare & Pharmaceuticals	Term Loan F-1	Loan	4.00%	1.00%	0.00%	4.28%	2/2/2024	$2,400,000	2,388,246	2,399,496
Koosharem, LLC	Services: Business	Term Loan	Loan	6.50%	1.00%	0.00%	7.50%	5/15/2020	$2,935,100	2,917,778	2,730,259
Kraton Polymers, LLC	Chemicals/Plastics	Term Loan (Initial)	Loan	5.00%	1.00%	0.00%	5.00%	1/6/2022	$2,500,000	2,286,776	2,533,825
Lannett Company T/L A	Healthcare & Pharmaceuticals	Term Loan A	Loan	4.75%	1.00%	0.00%	5.75%	11/25/2020	$1,000,000	970,576	985,000
Lannett Company, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.38%	1.00%	0.00%	6.38%	11/25/2022	$1,900,000	1,842,852	1,885,750
LEARFIELD COMMUNICATIONS INITIAL T/L (A-L PARENT)	Healthcare & Pharmaceuticals	Initial Term Loan (A-L Parent)	Loan	3.25%	1.00%	0.00%	4.25%	12/1/2023	$500,000	497,713	505,625
Lightstone Generation T/L B	Utilities	Term Loan B	Loan	5.50%	1.00%	0.00%	6.54%	1/30/2024	$913,043	894,897	925,981
Lightstone Generation T/L C	Utilities	Term Loan C	Loan	5.50%	1.00%	0.00%	6.54%	1/30/2024	$86,957	85,236	88,189
Limetree Bay Terminals T/L (01/17)	Oil & Gas	Term Loan	Loan	5.00%	1.00%	0.00%	6.04%	2/15/2024	$500,000	495,000	503,125
LPL Holdings	Banking, Finance, Insurance & Real Estate	Term Loan B (2022)	Loan	4.00%	0.75%	0.00%	4.78%	11/21/2022	$1,980,000	1,963,355	2,007,225
Mauser Holdings, Inc.	Containers/Glass Products	Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	7/31/2021	$488,750	487,123	488,647
McGraw-Hill Global Education Holdings, LLC	Publishing	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	5/4/2022	$995,000	990,840	977,468
Michaels Stores, Inc.	Retailers (Except Food and Drugs)	Term Loan B1	Loan	2.75%	1.00%	0.00%	3.75%	1/30/2023	$1,679,779	1,674,140	1,674,673
Micro Holding Corporation	High Tech Industries	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	7/8/2021	$982,378	978,629	985,079
Microsemi Corporation	Electronics/Electric	Term Loan B	Loan	2.25%	0.00%	0.00%	3.03%	1/17/2023	$868,445	845,882	874,593
Midas Intermediate Holdco II, LLC	Automotive	Term Loan (Initial)	Loan	3.50%	1.00%	0.00%	3.75%	8/18/2021	$244,375	243,499	246,005
Milacron T/L B	Capital Equipment	Term Loan B	Loan	3.00%	0.00%	0.00%	3.78%	9/28/2023	$1,000,000	996,250	1,004,380
Milk Specialties Company	Beverage, Food & Tobacco	Term Loan	Loan	5.00%	1.00%	0.00%	5.00%	8/16/2023	$997,500	987,646	1,004,562
Mister Car Wash T/L	Automotive	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	8/20/2021	$831,203	825,179	832,931
MSC Software Corporation	Services: Business	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	5/29/2020	$1,969,898	1,931,995	1,972,360
MWI Holdings, Inc.	Capital Equipment	Term Loan (First Lien)	Loan	5.50%	1.00%	0.00%	6.50%	6/29/2020	$2,985,000	2,956,823	3,007,388
National Veterinary Associates, Inc	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	8/14/2021	$977,543	974,893	982,430
National Vision, Inc.	Retailers (Except Food and Drugs)	Term Loan (Second Lien)	Loan	5.75%	1.00%	0.00%	6.75%	3/11/2022	$250,000	249,793	242,750
New Media Holdings II T/L (NEW)	Retailers (Except Food and Drugs)	Term Loan	Loan	6.25%	1.00%	0.00%	7.25%	6/4/2020	$3,168,116	3,154,983	3,140,395
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	6.50%	1.00%	0.00%	7.50%	12/21/2020	$1,930,106	1,777,976	980,494
Novetta Solutions	Aerospace and Defense	Term Loan (200MM)	Loan	5.00%	1.00%	0.00%	6.00%	10/16/2022	$1,980,000	1,963,361	1,890,900
Novetta Solutions	Aerospace and Defense	Term Loan (2nd Lien)	Loan	8.50%	1.00%	0.00%	9.50%	10/16/2023	$1,000,000	991,237	930,000
NPC International, Inc.	Food Services	Term Loan (2013)	Loan	3.75%	1.00%	0.00%	4.75%	12/28/2018	$476,250	476,250	477,241
NVA Holdings (National Veterinary) T/L B2	Services: Consumer	Term Loan B2	Loan	3.50%	1.00%	0.00%	4.50%	8/14/2021	$129,601	129,601	130,897
NVA Holdings, Inc.	Services: Consumer	Term Loan B1	Loan	3.50%	1.00%	0.00%	4.50%	8/14/2021	$157,443	157,108	158,034

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
NXT Capital T/L (11/16)	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	11/23/2022	$1,000,000	995,240	1,013,750
ON Semiconductor Corporation	High Tech Industries	Term Loan B	Loan	3.25%	0.70%	0.00%	4.03%	3/31/2023	$498,750	491,370	503,204
Onex Carestream Finance LP	Healthcare & Pharmaceuticals	Term Loan (First Lien 2013)	Loan	4.00%	1.00%	0.00%	5.00%	6/7/2019	$3,613,555	3,606,228	3,490,297
OnexYork Acquisition Co	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.75%	1.00%	0.00%	4.75%	10/1/2021	$488,750	486,195	475,554
OpenLink International, LLC	Services: Business	Term B Loan	Loan	6.50%	1.25%	0.00%	7.75%	7/29/2019	$2,913,824	2,913,362	2,938,096
P.F. Chang’s China Bistro, Inc. (Wok Acquisition Corp.)	Food/Drug Retailers	Term Borrowing	Loan	3.25%	1.00%	0.00%	4.54%	6/24/2019	$1,417,598	1,413,680	1,389,245
P2 Upstream Acquisition Co. (P2 Upstream Canada BC ULC)	Services: Business	Term Loan (First Lien)	Loan	4.00%	1.00%	0.00%	5.25%	10/30/2020	$970,000	966,928	933,625
Petsmart, Inc. (Argos Merger Sub, Inc.)	Retailers (Except Food and Drugs)	Term Loan B1	Loan	3.00%	1.00%	0.00%	4.00%	3/11/2022	$982,500	977,998	967,183
PGX Holdings, Inc.	Financial Intermediaries	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	9/29/2020	$2,891,464	2,876,188	2,889,671
Planet Fitness Holdings LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.50%	0.75%	0.00%	4.28%	3/31/2021	$2,392,341	2,385,223	2,407,293
Polycom Term Loan (9/16)	Telecommunications	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	9/27/2023	$1,894,167	1,868,863	1,907,426
PrePaid Legal Services, Inc.	Services: Business	Term Loan B	Loan	5.25%	1.25%	0.00%	6.50%	7/1/2019	$3,328,536	3,330,285	3,335,825
Presidio, Inc.	Services: Business	Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	2/2/2022	$2,297,698	2,248,964	2,314,930
Prestige Brands T/L B4	Drugs	Term Loan B4	Loan	2.75%	0.75%	0.00%	3.53%	1/26/2024	$500,000	498,779	506,040
Prime Security Services (Protection One)	Services: Business	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	5/2/2022	$1,985,025	1,975,632	2,003,645
Ranpak Holdings, Inc.	Services: Business	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	10/1/2021	$916,047	913,757	918,337
Ranpak Holdings, Inc.	Services: Business	Term Loan (Second Lien)	Loan	7.25%	1.00%	0.00%	8.25%	10/3/2022	$500,000	498,149	475,000
Redtop Acquisitions Limited	Electronics/Electric	Initial Dollar Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.54%	12/3/2020	$485,019	483,001	486,634
Regal Cinemas Corporation	Services: Consumer	Term Loan	Loan	2.50%	0.75%	0.00%	3.28%	4/1/2022	$495,009	493,772	499,573
Research Now Group, Inc	Media	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	3/18/2021	$2,037,705	2,029,696	2,002,045
Resolute Investment Managers, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	4/30/2022	$240,815	239,883	241,518
Rexnord LLC/RBS Global, Inc.	Industrial Equipment	Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	8/21/2023	$732,374	732,374	736,497
Rexnord LLC/RBS Global, Inc.	Industrial Equipment	Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	8/21/2023	$641,402	641,402	645,013
Reynolds Group Holdings Inc.	Industrial Equipment	Incremental U.S. Term Loan	Loan	3.00%	0.00%	0.00%	3.78%	2/3/2023	$1,761,134	1,761,134	1,773,603
Rovi Solutions Corporation / Rovi Guides, Inc.	Electronics/Electric	Tranche B-3 Term Loan	Loan	2.50%	0.75%	0.00%	3.29%	7/2/2021	$1,462,500	1,457,765	1,467,984
Royal Adhesives and Sealants	Chemicals/Plastics	Term Loan (Second Lien)	Loan	7.50%	1.00%	0.00%	8.50%	6/19/2023	$275,862	274,109	276,552
Royal Holdings T/L (02/17)	Chemicals/Plastics	Term Loan (Second Lien)	Loan	3.25%	1.00%	0.00%	4.25%	6/17/2022	$541,607	539,167	544,992
RPI Finance Trust	Financial Intermediaries	Term B-4 Term Loan	Loan	2.50%	0.00%	0.00%	3.50%	10/14/2022	$2,554,764	2,554,764	2,580,848
Russell Investment Management T/L B	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	5.75%	1.00%	0.00%	6.75%	6/1/2023	$2,240,000	2,127,043	2,259,600
Sable International Finance Ltd	Telecommunications	Term Loan B2	Loan	4.75%	0.75%	0.00%	5.53%	12/30/2022	$1,500,000	1,470,825	1,521,570
SBP Holdings LP	Industrial Equipment	Term Loan (First Lien)	Loan	4.00%	1.00%	0.00%	5.00%	3/27/2021	$972,500	969,442	870,388
Scientific Games International, Inc.	Electronics/Electric	Term Loan B2	Loan	4.00%	0.75%	0.00%	4.85%	10/1/2021	$769,549	762,102	781,416
SCS Holdings (Sirius Computer)	High Tech Industries	Term Loan (First Lien)	Loan	4.25%	1.00%	0.00%	5.25%	10/31/2022	$1,972,528	1,934,960	1,991,030
Seadrill Operating LP	Oil & Gas	Term Loan B	Loan	3.00%	1.00%	0.00%	4.00%	2/21/2021	$977,330	922,444	729,635
Shearers Foods LLC	Food Services	Term Loan (First Lien)	Loan	3.94%	1.00%	0.00%	4.94%	6/30/2021	$977,500	975,832	979,944

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Sitel Worldwide	Telecommunications	Term Loan	Loan	5.50%	1.00%	0.00%	6.56%	9/18/2021	$1,975,000	1,959,274	1,961,432
SMB Shipping Logistics T/L B (REP WWEX Acquisition)	Transportation	Term Loan B	Loan	4.50%	1.00%	0.00%	5.53%	2/2/2024	$1,000,000	995,095	1,008,330
Sonneborn, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	12/10/2020	$207,981	207,633	208,501
Sonneborn, LLC	Chemicals/Plastics	Initial US Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	12/10/2020	$1,178,561	1,176,588	1,181,508
Sophia, L.P.	Electronics/Electric	Term Loan (Closing Date)	Loan	3.25%	1.00%	0.00%	4.25%	9/30/2022	$1,960,897	1,951,404	1,967,761
SourceHOV LLC	Services: Business	Term Loan B (First Lien)	Loan	6.75%	1.00%	0.00%	7.75%	10/31/2019	$1,837,500	1,804,647	1,808,412
SRAM, LLC	Industrial Equipment	Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	4/10/2020	$2,725,103	2,719,454	2,718,289
Steak ‘n Shake Operations, Inc.	Food Services	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	3/19/2021	$923,173	917,444	930,097
Survey Sampling International	Services: Business	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	12/16/2020	$2,721,749	2,707,531	2,721,749
Sybil Finance BV	High Tech Industries	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	9/30/2022	$987,500	982,957	1,002,006
Syniverse Holdings, Inc.	Telecommunications	Initial Term Loan	Loan	3.00%	1.00%	0.00%	4.04%	4/23/2019	$468,977	466,972	427,473
TaxACT, Inc.	Services: Business	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	1/3/2023	$1,200,000	1,168,727	1,206,000
Tectum Holdings, Inc.	Transportation	Delayed Draw Term Loan (Initial)	Loan	4.75%	1.00%	0.00%	5.80%	8/24/2023	$997,500	988,185	1,004,981
Tennessee Merger T/L (Team Health)	Healthcare & Pharmaceuticals	Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	2/6/2024	$1,000,000	997,518	996,880
TGI Friday’s, Inc.	Food Services	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	7/15/2020	$1,651,817	1,648,856	1,646,316
Townsquare Media, Inc.	Media	Term Loan B	Loan	3.00%	1.00%	0.00%	4.00%	4/1/2022	$932,522	927,933	937,185
TPF II Power LLC and TPF II Covert Midco LLC	Utilities	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	10/2/2021	$1,413,873	1,364,619	1,426,683
TransDigm, Inc.	Aerospace and Defense	Tranche C Term Loan	Loan	3.00%	0.75%	0.00%	3.78%	2/28/2020	$4,233,198	4,238,155	4,249,920
Travel Leaders Group, LLC	Hotel, Gaming and Leisure	Term Loan B	Loan	5.25%	0.00%	0.00%	6.03%	1/25/2024	$2,000,000	1,990,095	2,025,000
Trugreen Limited Partnership	Services: Business	Term Loan B	Loan	5.50%	1.00%	0.00%	6.50%	4/13/2023	$497,500	490,931	503,719
Twin River Management Group, Inc.	Lodging & Casinos	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	7/10/2020	$809,438	810,684	819,556
Univar Inc.	Chemicals/Plastics	Term B Loan	Loan	2.75%	0.00%	0.00%	3.61%	7/1/2022	$2,962,500	2,948,361	2,971,565
Univision Communications Inc.	Telecommunications	Replacement First-Lien Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/1/2020	$2,885,666	2,876,319	2,896,949
Valeant Pharmaceuticals International, Inc.	Drugs	Series D2 Term Loan B	Loan	4.25%	0.75%	0.00%	5.03%	2/13/2019	$2,445,056	2,437,788	2,456,890
Verint Systems Inc.	Services: Business	Term Loan	Loan	2.75%	0.75%	0.00%	3.53%	9/6/2019	$1,006,278	1,003,396	1,010,554
Vistra Operations Company T/L B (12/16)	Utilities	Term Loan B	Loan	3.25%	0.75%	0.00%	4.02%	12/13/2023	$500,000	498,784	502,970
Vizient Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	2/13/2023	$879,853	856,884	891,405
Vouvray US Finance	Industrial Equipment	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	6/27/2021	$487,500	485,889	486,891
Washington Inventory Service	Services: Business	U.S. Term Loan (First Lien)	Loan	0.00%	0.00%	5.75%	5.75%	12/20/2018	$1,735,292	1,743,798	1,418,601
Western Digital Corporation	High Tech Industries	Term Loan B (USD)	Loan	3.75%	0.75%	0.00%	4.53%	5/1/2023	$1,592,000	1,547,312	1,602,396
Windstream Services, LLC	Telecommunications	Term Loan B6	Loan	4.00%	0.75%	0.00%	4.78%	3/29/2021	$999,375	989,489	1,006,121
Xerox Business Services T/L B (Conduent)	Services: Business	Term Loan	Loan	5.50%	0.75%	0.00%	6.28%	12/7/2023	$750,000	737,850	761,955
Zekelman Industries (JMC Steel) T/L (01/17)	Nonferrous Metals/Minerals	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	6/14/2021	$500,000	501,250	506,040
ZEP, Inc.	Chemicals/Plastics	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	6/27/2022	$2,955,000	2,941,390	2,984,550
Zest Holdings 1st Lien T/L (2014 Replacement)	Healthcare & Pharmaceuticals	Term Loan	Loan	4.75%	1.00%	0.00%	5.75%	8/17/2020	$1,000,000	995,523	1,012,500

										$297,801,502	$292,460,648

	Principal	Cost	Fair Value
Cash and cash equivalents
U.S. Bank Money Market(a)	$13,046,555	$13,046,555	$13,046,555

Total cash and cash equivalents	$13,046,555	$13,046,555	$13,046,555

(a)    Included within cash and cash equivalents in Saratoga CLO’s Statements of Assets and Liabilities as of February 28, 2017.

Saratoga Investment Corp. CLO 2013-1 Ltd.

Schedule of Investments

February 29, 2016

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Education Management II, LLC	Leisure Goods/Activities/Movies	A-1 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		6,692	$669,214	$1,673
Education Management II, LLC	Leisure Goods/Activities/Movies	A-2 Preferred Shares	Equity	0.00%	0.00%	0.00%	0.00%		18,975	1,897,538	95
New Millennium Holdco, Inc.	Healthcare & Pharmaceuticals	Common Stock	Equity	0.00%	0.00%	0.00%	0.00%		14,813	964,466	190,095
24 Hour Holdings III, LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	5/28/2021	$492,500	488,586	455,154
Acosta Holdco, Inc.	Media	Term Loan B1	Loan	3.25%	1.00%	0.00%	4.25%	9/26/2021	$1,972,936	1,959,834	1,855,389
Aspen Dental Management, Inc.	Healthcare & Pharmaceuticals	Term Loan Initial	Loan	4.50%	1.00%	0.00%	5.50%	4/29/2022	$497,500	495,228	495,221
Advantage Sales & Marketing, Inc.	Services: Business	Delayed Draw Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	7/25/2021	$2,471,231	2,468,039	2,342,826
Agrofresh, Inc.	Food Services	Term Loan	Loan	4.75%	1.00%	0.00%	5.75%	7/30/2021	$1,990,000	1,980,704	1,935,275
Aegis Toxicology Science Corporation	Healthcare & Pharmaceuticals	Term B Loan	Loan	4.50%	1.00%	0.00%	5.50%	2/24/2021	$985,000	985,000	797,850
Akorn, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	4/16/2021	$398,056	396,681	396,066
Albertson’s LLC	Retailers (Except Food and Drugs)	Term Loan B-4	Loan	4.50%	1.00%	0.00%	5.50%	8/25/2021	$3,384,425	3,367,410	3,302,623
Alere Inc. (fka IM US Holdings, LLC)	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/20/2022	$927,265	925,091	925,365
Alion Science and Technology Corporation	High Tech Industries	Term Loan B (First Lien)	Loan	4.50%	1.00%	0.00%	5.50%	8/19/2021	$2,985,000	2,971,074	2,824,555
Alliance Healthcare Services, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/3/2019	$994,856	990,161	906,981
Alliant Holdings I, LLC	Banking, Finance, Insurance & Real Estate	Term Loan B (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	8/12/2022	$995,000	992,679	960,921
Alvogen Pharma US, Inc	Healthcare & Pharmaceuticals	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	4/4/2022	$480,447	478,240	456,425
American Beacon Advisors, Inc.	Financial Intermediaries	Term Loan (First Lien)	Loan	4.50%	1.00%	0.00%	5.50%	4/30/2022	$248,749	247,612	244,190
Aramark Corporation	Food Products	LC-2 Facility	Loan	3.50%	0.62%	0.00%	4.12%	7/26/2016	$9,447	9,445	9,305
Aramark Corporation	Food Products	LC-3 Facility	Loan	3.50%	0.62%	0.00%	4.12%	7/26/2016	$5,244	5,244	5,166
Aramark Corporation	Food Products	U.S. Term F Loan	Loan	2.50%	0.75%	0.00%	3.25%	2/24/2021	$3,150,423	3,150,423	3,126,133
Asurion, LLC (fka Asurion Corporation)	Insurance	Incremental Tranche B-1 Term Loan	Loan	3.75%	1.25%	0.00%	5.00%	5/24/2019	$2,596,480	2,573,245	2,441,237
Asurion, LLC (fka Asurion Corporation)	Insurance	Term Loan B4 (First Lien)	Loan	4.00%	1.00%	0.00%	5.00%	8/4/2022	$2,478,125	2,466,303	2,270,582
Auction.com, LLC	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	5/13/2019	$2,522,992	2,522,722	2,491,455
Avantor Performance Materials Holdings, Inc.	Chemicals/Plastics	Term Loan	Loan	4.00%	1.25%	0.00%	5.25%	6/24/2017	$2,156,953	2,153,896	2,135,384

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Bass Pro Group, LLC	Retailers (Except Food and Drugs)	Term Loan	Loan	3.25%	0.75%	0.00%	4.00%	6/5/2020	$1,488,750	1,485,895	1,397,564
Belmond Interfin Ltd.	Lodging & Casinos	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/19/2021	$491,249	489,361	477,127
Berry Plastics Corporation	Chemicals/Plastics	Term E Loan	Loan	2.75%	1.00%	0.00%	3.75%	1/6/2021	$1,314,499	1,305,069	1,291,903
BJ’s Wholesale Club, Inc.	Food/Drug Retailers	New 2013 (November) Replacement Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	9/26/2019	$1,476,196	1,475,409	1,401,161
Blue Coat Systems	Technology	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	5/20/2022	$997,500	995,159	945,131
BMC Software	Technology	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	9/10/2020	$1,979,798	1,926,080	1,571,821
Brickman Group Holdings, Inc.	Brokers/Dealers/Investment Houses	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	12/18/2020	$1,476,212	1,464,327	1,426,390
Brock Holdings III, Inc.	Industrial Equipment	Term Loan (First Lien)	Loan	4.50%	1.50%	0.00%	6.00%	3/16/2017	$1,917,168	1,924,101	1,802,138
Burlington Coat Factory Warehouse Corporation	Retailers (Except Food and Drugs)	Term B-2 Loan	Loan	3.25%	1.00%	0.00%	4.25%	8/13/2021	$1,861,667	1,853,426	1,845,843
BWAY Holding Company	Leisure Goods/Activities/Movies	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	8/14/2020	$985,000	976,335	930,826
Caesars Entertainment Corp.	Lodging & Casinos	Term B-7 Loan	Loan	8.75%	1.00%	3.50%	13.25%	3/1/2017	$995,000	991,037	814,656
Camp International Holding Company	Aerospace and Defense	2013 Replacement Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	5/31/2019	$1,940,113	1,940,984	1,806,730
Capital Automotive L.P.	Conglomerate	Tranche B-1 Term Loan Facility	Loan	3.00%	1.00%	0.00%	4.00%	4/10/2019	$2,051,828	2,055,060	2,044,564
Catalent Pharma Solutions, Inc	Drugs	Initial Term B Loan	Loan	3.25%	1.00%	0.00%	4.25%	5/20/2021	$492,501	490,549	487,271
Cengage Learning Acquisitions, Inc.	Publishing	Term Loan	Loan	6.00%	1.00%	0.00%	7.00%	3/31/2020	$2,647,871	2,670,807	2,539,758
Charter Communications Operating, LLC	Cable and Satellite Television	Term F Loan	Loan	2.25%	0.75%	0.00%	3.00%	12/31/2020	$2,628,783	2,621,343	2,566,823
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term G Loan	Loan	2.75%	1.00%	0.00%	3.75%	12/31/2019	$1,022,569	994,876	974,212
CHS/Community Health Systems, Inc.	Healthcare & Pharmaceuticals	Term H Loan	Loan	3.00%	1.00%	0.00%	4.00%	1/27/2021	$1,881,500	1,828,566	1,785,920
Cinedigm Digital Funding I, LLC	Services: Business	Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	2/28/2018	$298,828	297,362	295,840
CITGO Petroleum Corporation	Oil & Gas	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	7/29/2021	$1,984,975	1,962,423	1,865,876
Communications Sales & Leasing, Inc.	Telecommunications	Term Loan B (First Lien)	Loan	4.00%	1.00%	0.00%	5.00%	10/24/2022	$1,990,000	1,978,594	1,847,596
CommScope, Inc.	Telecommunications	Term Loan B	Loan	3.00%	0.75%	0.00%	3.75%	12/29/2022	$498,750	497,568	494,176
Consolidated Aerospace Manufacturing, LLC	Aerospace and Defense	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	8/11/2022	$1,437,500	1,430,556	1,329,688
Concordia Healthcare Corp	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	10/21/2021	$2,000,000	1,894,483	1,920,000
CPI Acquisition Inc.	Technology	Term Loan B (First Lien)	Loan	4.50%	1.00%	0.00%	5.50%	8/17/2022	$1,436,782	1,415,977	1,396,667
CPI International Acquisition, Inc. (f/k/a Catalyst Holdings, Inc.)	Electronics/Electric	Term B Loan	Loan	3.25%	1.00%	0.00%	4.25%	11/17/2017	$1,564,182	1,564,182	1,501,615
Crosby US Acquisition Corp.	Industrial Equipment	Initial Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	11/23/2020	$735,000	734,245	536,550
CT Technologies Intermediate Hldgs, Inc	Healthcare & Pharmaceuticals	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	12/1/2021	$1,485,038	1,471,665	1,433,061
Culligan International Company	Conglomerate	Dollar Loan (First Lien)	Loan	4.75%	1.50%	0.00%	6.25%	12/19/2017	$771,625	742,910	721,469
Culligan International Company	Conglomerate	Dollar Loan (Second Lien)	Loan	8.00%	1.50%	0.00%	9.50%	6/19/2018	$783,162	754,065	734,214

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Cumulus Media Holdings Inc.	Broadcast Radio and Television	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	12/23/2020	$470,093	466,690	304,973
DAE Aviation (StandardAero)	Aerospace and Defense	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	7/7/2022	$1,995,000	1,985,759	1,970,063
DCS Business Services, Inc.	Financial Intermediaries	Term B Loan	Loan	7.25%	1.50%	0.00%	8.75%	3/19/2018	$2,409,739	2,397,948	2,409,739
Dell International LLC	Technology	Term Loan B2	Loan	3.25%	0.75%	0.00%	4.00%	4/29/2020	$2,904,989	2,892,348	2,889,854
Delta 2 (Lux) S.a.r.l.	Lodging & Casinos	Term Loan B-3	Loan	3.75%	1.00%	0.00%	4.75%	7/30/2021	$1,000,000	995,870	925,000
Deluxe Entertainment Service Group, Inc.	Leisure Goods/Activities/Movies	Term Loan (First Lien)	Loan	5.50%	1.00%	0.00%	6.50%	2/28/2020	$1,882,983	1,884,279	1,751,174
Diamond Resorts International	Lodging & Casinos	Term Loan	Loan	4.50%	1.00%	0.00%	5.50%	5/7/2021	$926,971	923,222	897,614
Diamond Resorts International	Lodging & Casinos	Term Loan (Add-On)	Loan	4.50%	1.00%	0.00%	5.50%	5/7/2021	$1,000,000	980,687	968,330
DJO Finance, LLC	Healthcare & Pharmaceuticals	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	6/8/2020	$497,500	495,435	478,222
DPX Holdings B.V.	Healthcare & Pharmaceuticals	Term Loan 2015 Incr Dollar	Loan	3.25%	1.00%	0.00%	4.25%	3/11/2021	$2,955,000	2,948,456	2,799,863
Drew Marine Group, Inc.	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	11/19/2020	$2,472,161	2,445,601	2,299,110
DTZ U.S. Borrower, LLC	Construction & Building	Term Loan B Add-on	Loan	3.25%	1.00%	0.00%	4.25%	11/4/2021	$2,985,000	2,970,317	2,869,331
Edelman Financial Group, Inc.	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	5.50%	1.00%	0.00%	6.50%	12/19/2022	$1,500,000	1,470,617	1,459,695
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan A	Loan	4.50%	1.00%	0.00%	5.50%	7/2/2020	$501,970	485,313	160,630
Education Management II, LLC	Leisure Goods/Activities/Movies	Term Loan B (2.00% Cash/6.50% PIK)	Loan	1.00%	1.00%	6.50%	8.50%	7/2/2020	$893,447	867,647	56,582
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	8/1/2021	$484,659	482,690	473,148
Emerald Performance Materials, LLC	Chemicals/Plastics	Term Loan (Second Lien)	Loan	6.75%	1.00%	0.00%	7.75%	8/1/2022	$500,000	497,844	468,750
Emerald 2 Limited	Chemicals/Plastics	Term Loan B1A	Loan	4.00%	1.00%	0.00%	5.00%	5/14/2021	$1,000,000	991,762	866,670
Endo International plc	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.00%	0.75%	0.00%	3.75%	9/26/2022	$1,000,000	997,602	987,780
EnergySolutions, LLC	Environmental Industries	Term Loan B	Loan	5.75%	1.00%	0.00%	6.75%	5/29/2020	$937,857	923,660	731,528
Evergreen Acqco 1 LP	Retailers (Except Food and Drugs)	New Term Loan	Loan	3.75%	1.25%	0.00%	5.00%	7/9/2019	$965,081	963,406	719,951
EWT Holdings III Corp. (fka WTG Holdings III Corp.)	Industrial Equipment	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	1/15/2021	$1,967,406	1,962,950	1,908,383
Federal-Mogul Corporation	Automotive	Tranche C Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	4/15/2021	$2,955,000	2,943,580	2,345,530
First Data Corporation	Financial Intermediaries	First Data Corp T/L (2018 New Dollar)	Loan	3.50%	0.62%	0.00%	4.12%	3/23/2018	$2,790,451	2,748,229	2,752,780
First Data Corporation	Financial Intermediaries	First Data T/L Ext (2021)	Loan	4.00%	0.62%	0.00%	4.62%	3/24/2021	$2,111,028	2,034,284	2,077,779
First Eagle Investment Management	Banking, Finance, Insurance & Real Estate	Term Loan	Loan	4.00%	0.75%	0.00%	4.75%	12/1/2022	$1,500,000	1,470,946	1,412,504
Fitness International, LLC	Leisure Goods/Activities/Movies	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	7/1/2020	$1,976,234	1,945,935	1,850,249
FMG Resources (August 2006) Pty LTD (FMG America Finance, Inc.)	Nonferrous Metals/Minerals	Loan	Loan	3.25%	1.00%	0.00%	4.25%	6/28/2019	$1,962,387	1,962,515	1,504,738
Garda World Security Corporation	Services: Business	Term B Delayed Draw Loan	Loan	3.00%	1.00%	0.00%	4.00%	11/6/2020	$199,120	198,391	187,344
Garda World Security Corporation	Services: Business	Term B Loan	Loan	3.00%	1.00%	0.00%	4.00%	11/6/2020	$778,380	775,586	732,346
Gardner Denver, Inc.	High Tech Industries	Initial Dollar Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	7/30/2020	$2,451,137	2,445,005	2,016,452

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Gates Global LLC	Leisure Goods/Activities/Movies	Term Loan (First Lien)	Loan	3.25%	1.00%	0.00%	4.25%	7/5/2021	$493,750	488,813	433,883
Generac Power Systems, Inc.	Industrial Equipment	Term Loan B	Loan	2.75%	0.75%	0.00%	3.50%	5/31/2020	$693,858	684,537	676,511
General Nutrition Centers, Inc.	Retailers (Except Food and Drugs)	Amended Tranche B Term Loan	Loan	2.50%	0.75%	0.00%	3.25%	3/4/2019	$4,131,271	4,121,165	4,012,497
Global Tel*Link Corporation	Services: Business	Term Loan (First Lien)	Loan	3.75%	1.25%	0.00%	5.00%	5/26/2020	$2,725,318	2,717,647	2,237,023
Goodyear Tire & Rubber Company, The	Chemicals/Plastics	Loan (Second Lien)	Loan	3.00%	0.75%	0.00%	3.75%	4/30/2019	$2,000,000	1,974,077	2,005,000
Grosvenor Capital Management Holdings, LP	Brokers/Dealers/Investment Houses	Initial Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	1/4/2021	$1,264,036	1,259,418	1,191,354
GTCR Valor Companies, Inc.	Services: Business	Term Loan (First Lien)	Loan	5.00%	1.00%	0.00%	6.00%	6/1/2021	$1,974,982	1,941,456	1,959,340
Harland Clarke Holdings Corp. (fka Clarke American Corp.)	Publishing	Tranche B-4 Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	8/2/2019	$475,000	473,378	421,561
HCA Inc.	Healthcare & Pharmaceuticals	Tranche B-4 Term Loan	Loan	2.75%	0.62%	0.00%	3.37%	5/1/2018	$2,119,664	2,053,127	2,116,294
Headwaters Incorporated	Building & Development	Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	3/24/2022	$248,750	247,628	248,285
Hercules Achievement Holdings, Inc.	Retailers (Except Food and Drugs)	Term Loan B	Loan	4.00%	1.00%	0.00%	5.00%	12/10/2021	$249,370	246,940	244,929
Hertz Corporation, The	Automotive	Tranche B-1 Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	3/12/2018	$2,910,000	2,933,230	2,879,998
Hoffmaster Group, Inc.	Containers/Glass Products	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	5/8/2020	$1,970,000	1,955,325	1,915,825
Hostess Brand, LLC	Beverage, Food & Tobacco	Term Loan B (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	8/3/2022	$997,500	995,241	983,784
Huntsman International LLC	Chemicals/Plastics	Term Loan B (First Lien)	Loan	3.00%	0.62%	0.00%	3.62%	4/19/2019	$3,840,541	3,814,577	3,727,245
Husky Injection Molding Systems Ltd.	Services: Business	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	6/30/2021	$491,196	489,277	465,757
Infor (US), Inc. (fka Lawson Software Inc.)	Services: Business	Tranche B-5 Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	6/3/2020	$2,188,296	2,174,333	2,015,049
Insight Global	Services: Business	Term Loan	Loan	5.00%	1.00%	0.00%	6.00%	10/29/2021	$1,979,592	1,971,967	1,961,439
Informatica Corporation	High Tech Industries	Term Loan B	Loan	3.50%	1.00%	0.00%	4.50%	8/5/2022	$498,750	497,554	468,411
J. Crew Group, Inc.	Retailers (Except Food and Drugs)	Term B-1 Loan Retired 03/05/2014	Loan	3.00%	1.00%	0.00%	4.00%	3/5/2021	$955,481	955,481	639,379
Jazz Acquisition, Inc	Aerospace and Defense	First Lien 6/14	Loan	3.50%	1.00%	0.00%	4.50%	6/19/2021	$492,727	491,745	434,832
J.Jill Group, Inc.	Retailers (Except Food and Drugs)	Term Loan (First Lien)	Loan	5.00%	1.00%	0.00%	6.00%	5/9/2022	$995,000	990,362	925,350
Kinetic Concepts, Inc.	Healthcare & Pharmaceuticals	Dollar Term D-1 Loan	Loan	3.50%	1.00%	0.00%	4.50%	5/4/2018	$2,452,586	2,436,004	2,392,645
Koosharem, LLC	Services: Business	Term Loan	Loan	6.50%	1.00%	0.00%	7.50%	5/15/2020	$2,965,050	2,942,458	2,683,370
Kraton Polymers, LLC	Chemicals/Plastics	Term Loan (Initial)	Loan	5.00%	1.00%	0.00%	6.00%	1/6/2022	$2,500,000	2,252,500	2,250,000
LPL Holdings	Banking, Finance, Insurance & Real Estate	Term Loan B (2022)	Loan	4.00%	0.75%	0.00%	4.75%	11/21/2022	$2,000,000	1,980,543	1,900,000
Mauser Holdings, Inc.	Containers/Glass Products	Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	7/31/2021	$493,750	491,750	475,234
Michaels Stores, Inc.	Retailers (Except Food and Drugs)	Term B Loan	Loan	2.75%	1.00%	0.00%	3.75%	1/28/2020	$486,250	486,250	479,792
Michaels Stores, Inc.	Retailers (Except Food and Drugs)	Term Loan B-2	Loan	3.00%	1.00%	0.00%	4.00%	1/28/2020	$1,212,794	1,208,220	1,201,042
Micro Holding Corp.	High Tech Industries	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	7/8/2021	$992,447	987,851	950,268
Microsemi Corporation	Electronics/Electric	Term Loan B	Loan	4.50%	0.75%	0.00%	5.25%	1/15/2023	$2,183,824	2,119,162	2,180,177
Midas Intermediate Holdco II, LLC	Automotive	Term Loan (Initial)	Loan	3.50%	1.00%	0.00%	4.50%	8/18/2021	$246,875	245,802	244,098

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
MPH Acquisition Holdings, LLC	Healthcare & Pharmaceuticals	Term Loan	Loan	2.75%	1.00%	0.00%	3.75%	3/31/2021	$376,136	375,400	366,500
MSC Software Corporation	Services: Business	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	5/29/2020	$985,000	977,601	886,500
National Veterinary Associates, Inc	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.75%	1.00%	0.00%	4.75%	8/14/2021	$987,526	984,296	959,549
National Vision, Inc.	Retailers (Except Food and Drugs)	Term Loan (Second Lien)	Loan	5.75%	1.00%	0.00%	6.75%	3/11/2022	$250,000	249,729	218,750
Neptune Finco (CSC Holdings)	Cable and Satellite Television	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	10/7/2022	$1,000,000	985,784	989,750
New Millennium Holdco	Healthcare & Pharmaceuticals	Term Loan	Loan	6.50%	1.00%	0.00%	7.50%	12/21/2020	$2,007,042	1,811,375	1,822,655
Nortek, Inc.	Electronics/Electric	Term Loan B	Loan	2.75%	0.75%	0.00%	3.50%	10/30/2020	$985,022	974,747	939,464
NorthStar Asset Management Group Inc.	Banking, Finance, Insurance & Real Estate	Term Loan B	Loan	3.88%	0.75%	0.00%	4.63%	1/30/2023	$2,000,000	1,930,000	1,950,000
Novelis, Inc.	Conglomerate	Term Loan B	Loan	3.25%	0.75%	0.00%	4.00%	6/2/2022	$4,771,058	4,749,389	4,440,090
Novetta Solutions	Aerospace and Defense	Term Loan (200MM)	Loan	5.00%	1.00%	0.00%	6.00%	10/16/2022	$2,000,000	1,980,636	1,940,000
Novetta Solutions	Aerospace and Defense	Term Loan (2nd Lien)	Loan	8.50%	1.00%	0.00%	9.50%	9/29/2023	$1,000,000	990,269	950,000
NPC International, Inc.	Food Services	Term Loan (2013)	Loan	3.75%	1.00%	0.00%	4.75%	12/28/2018	$481,250	481,250	472,829
NRG Energy, Inc.	Utilities	Term Loan (2013)	Loan	2.00%	0.75%	0.00%	2.75%	7/2/2018	$3,821,925	3,808,282	3,751,449
Numericable	Broadcast Radio and Television	Term Loan B-5	Loan	3.81%	0.75%	0.00%	4.56%	7/31/2022	$997,500	995,164	953,171
NuSil Technology LLC.	Chemicals/Plastics	Term Loan	Loan	4.00%	1.25%	0.00%	5.25%	4/7/2017	$789,045	789,045	774,645
Onex Carestream Finance LP	Healthcare & Pharmaceuticals	Term Loan (First Lien 2013)	Loan	4.00%	1.00%	0.00%	5.00%	6/7/2019	$3,832,558	3,821,232	3,244,912
OnexYork Acquisition Co	Healthcare & Pharmaceuticals	Term Loan B	Loan	3.75%	1.00%	0.00%	4.75%	10/1/2021	$493,749	490,644	459,435
OpenLink International, LLC	Services: Business	Term B Loan	Loan	5.00%	1.25%	0.00%	6.25%	10/30/2017	$2,944,496	2,943,282	2,811,994
P.F. Chang’s China Bistro, Inc. (Wok Acquisition Corp.)	Food/Drug Retailers	Term Borrowing	Loan	3.25%	1.00%	0.00%	4.25%	6/24/2019	$1,432,750	1,427,110	1,336,039
P2 Upstream Acquisition Co. (P2 Upstream Canada BC ULC)	Services: Business	Term Loan (First Lien)	Loan	4.00%	1.00%	0.00%	5.00%	10/30/2020	$980,000	976,133	774,200
Penn Products Terminal, LLC	Chemicals/Plastics	Term Loan B	Loan	3.75%	1.00%	0.00%	4.75%	4/13/2022	$248,125	246,994	218,350
PetCo Animal Supplies Stores, Inc.	Retailers (Except Food and Drugs)	Term Loan B-1	Loan	4.75%	1.00%	0.00%	5.75%	1/15/2023	$1,000,000	980,217	978,590
PetCo Animal Supplies Stores, Inc.	Retailers (Except Food and Drugs)	Term Loan B-2	Loan	5.00%	0.62%	0.00%	5.62%	1/15/2023	$1,000,000	980,216	978,960
Petsmart, Inc. (Argos Merger Sub, Inc.)	Retailers (Except Food and Drugs)	Term Loan B1	Loan	3.25%	1.00%	0.00%	4.25%	3/11/2022	$992,500	987,862	961,176
PGX Holdings, Inc.	Financial Intermediaries	Term Loan	Loan	4.75%	1.00%	0.00%	5.75%	9/29/2020	$954,643	947,123	941,917
Pharmaceutical Product Development, Inc. (Jaguar Holdings, LLC)	Conglomerate	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	8/18/2022	$1,920,848	1,911,850	1,872,346
Phillips-Medisize Corporation	Healthcare & Pharmaceuticals	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	6/16/2021	$492,500	490,535	458,025
Physio-Control International, Inc.	Healthcare & Pharmaceuticals	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	6/6/2022	$498,750	496,371	498,127
Pinnacle Foods Finance LLC	Food Products	New Term Loan G	Loan	2.25%	0.75%	0.00%	3.00%	4/29/2020	$2,581,332	2,577,286	2,553,737
Planet Fitness Holdings LLC	Leisure Goods/Activities/Movies	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	3/31/2021	$2,417,118	2,410,079	2,368,776
PrePaid Legal Services, Inc.	Services: Business	Term Loan B	Loan	5.25%	1.25%	0.00%	6.50%	7/1/2019	$724,167	721,080	716,020
Presidio, Inc.	Services: Business	Term Loan	Loan	4.25%	1.00%	0.00%	5.25%	2/2/2022	$1,902,292	1,846,615	1,816,688

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
Prime Security Services (Protection One)	Services: Business	Term Loan	Loan	4.00%	1.00%	0.00%	5.00%	7/1/2021	$1,995,000	1,985,640	1,924,178
Ranpak Holdings, Inc.	Services: Business	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	10/1/2021	$938,354	936,008	886,745
Ranpak Holdings, Inc.	Services: Business	Term Loan (Second Lien)	Loan	7.25%	1.00%	0.00%	8.25%	10/3/2022	$500,000	497,866	400,000
Redtop Acquisitions Limited	Electronics/Electric	Initial Dollar Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	12/3/2020	$490,000	487,461	482,444
Regal Cinemas Corporation	Services: Consumer	Term Loan	Loan	3.00%	0.75%	0.00%	3.75%	4/1/2022	$497,500	496,320	496,256
Research Now Group, Inc	Media	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	3/18/2021	$2,058,445	2,048,627	1,996,692
Rexnord LLC/RBS Global, Inc.	Industrial Equipment	Term B Loan	Loan	3.00%	1.00%	0.00%	4.00%	8/21/2020	$1,630,123	1,631,387	1,557,647
Reynolds Group Holdings Inc.	Industrial Equipment	Incremental U.S. Term Loan	Loan	3.50%	1.00%	0.00%	4.50%	12/1/2018	$1,910,551	1,910,551	1,902,946
Riverbed Technology, Inc.	Technology	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	2/25/2022	$992,500	988,224	970,873
Rocket Software, Inc.	Services: Business	Term Loan (First Lien)	Loan	4.50%	1.25%	0.00%	5.75%	2/8/2018	$1,901,835	1,889,759	1,889,150
Rovi Solutions Corporation / Rovi Guides, Inc.	Electronics/Electric	Tranche B-3 Term Loan	Loan	3.00%	0.75%	0.00%	3.75%	7/2/2021	$1,477,500	1,471,640	1,422,094
Royal Adhesives and Sealants	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.50%	1.00%	0.00%	4.50%	6/20/2022	$497,500	495,187	479,675
Royal Adhesives and Sealants	Chemicals/Plastics	Term Loan (Second Lien)	Loan	7.50%	1.00%	0.00%	8.50%	6/19/2023	$500,000	496,388	478,335
RPI Finance Trust	Financial Intermediaries	Term B-4 Term Loan	Loan	2.75%	0.75%	0.00%	3.50%	11/9/2020	$5,155,193	5,155,193	5,132,665
Sable International Finance Ltd	Telecommunications	Term Loan B1	Loan	4.75%	0.75%	0.00%	5.50%	12/2/2022	$825,000	808,500	800,770
Sable International Finance Ltd	Telecommunications	Term Loan B2	Loan	4.75%	0.75%	0.00%	5.50%	12/2/2022	$675,000	661,500	655,175
SBP Holdings LP	Industrial Equipment	Term Loan (First Lien)	Loan	4.00%	1.00%	0.00%	5.00%	3/27/2021	$982,500	978,645	707,400
Scientific Games International, Inc.	Electronics/Electric	Term Loan B2	Loan	5.00%	1.00%	0.00%	6.00%	10/1/2021	$990,000	981,872	904,613
SCS Holdings (Sirius Computer)	High Tech Industries	Term Loan (First Lien)	Loan	5.00%	1.00%	0.00%	6.00%	10/30/2022	$1,977,528	1,939,305	1,937,978
Seadrill Operating LP	Oil & Gas	Term Loan B	Loan	3.00%	1.00%	0.00%	4.00%	2/21/2021	$987,406	919,799	407,305
Sensus USA Inc. (fka Sensus Metering Systems)	Utilities	Term Loan (First Lien)	Loan	3.25%	1.25%	0.00%	4.50%	5/9/2017	$1,905,121	1,902,477	1,826,534
ServiceMaster Company, The	Conglomerate	Tranche B Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	7/1/2021	$1,975,000	1,959,254	1,956,889
Shearers Foods LLC	Food Services	Term Loan (First Lien)	Loan	3.94%	1.00%	0.00%	4.94%	6/30/2021	$987,500	985,421	952,938
Sitel Worldwide	Telecommunications	Term Loan	Loan	5.50%	1.00%	0.00%	6.50%	9/18/2021	$1,995,000	1,976,131	1,931,160
Sonneborn, LLC	Chemicals/Plastics	Term Loan (First Lien)	Loan	3.75%	1.00%	0.00%	4.75%	12/10/2020	$222,750	222,282	220,801
Sonneborn, LLC	Chemicals/Plastics	Initial US Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	12/10/2020	$1,262,250	1,259,600	1,251,205
Sophia, L.P.	Electronics/Electric	Term Loan (Closing Date)	Loan	3.75%	1.00%	0.00%	4.75%	9/30/2022	$1,995,000	1,985,507	1,911,469
SourceHOV LLC	Services: Business	Term Loan B (First Lien)	Loan	6.75%	1.00%	0.00%	7.75%	10/31/2019	$1,937,500	1,891,680	1,541,281
SRAM, LLC	Industrial Equipment	Term Loan (First Lien)	Loan	3.00%	1.00%	0.00%	4.00%	4/10/2020	$2,904,577	2,896,630	2,207,479
Staples, Inc.	Retailers (Except Food and Drugs)	Term Loan 1/16	Loan	4.00%	0.75%	0.00%	4.75%	4/23/2021	$1,000,000	990,308	992,130
Steak ‘n Shake Operations, Inc.	Food Services	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	3/19/2021	$965,341	957,952	946,034
SuperMedia Inc. (fka Idearc Inc.)	Publishing	Loan	Loan	8.60%	3.00%	0.00%	11.60%	12/30/2016	$222,900	220,105	67,520
Survey Sampling International	Services: Business	Term Loan B	Loan	5.00%	1.00%	0.00%	6.00%	12/16/2020	$992,500	990,554	970,169
Sybil Finance BV	High Tech Industries	Term Loan	Loan	3.25%	1.00%	0.00%	4.25%	3/20/2020	$1,272,143	1,270,803	1,253,061
Syniverse Holdings, Inc.	Telecommunications	Initial Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	4/23/2019	$479,913	476,927	311,944
TaxACT, Inc.	Services: Business	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	1/3/2023	$1,860,000	1,805,035	1,804,200
TGI Friday’s, Inc.	Food Services	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	7/15/2020	$1,651,816	1,647,936	1,636,669
Townsquare Media, Inc.	Media	Term Loan B	Loan	3.25%	1.00%	0.00%	4.25%	4/1/2022	$932,522	928,333	915,624

Issuer Name	Industry	Asset Name	Asset Type	Spread	LIBOR Floor	PIK	Current Rate (All In)	Maturity Date	Principal/ Number of Shares	Cost	Fair Value
TPF II Power LLC and TPF II Covert Midco LLC	Utilities	Term Loan B	Loan	4.50%	1.00%	0.00%	5.50%	10/2/2021	$1,491,826	1,433,943	1,396,722
TransDigm, Inc.	Aerospace and Defense	Tranche C Term Loan	Loan	3.00%	0.75%	0.00%	3.75%	2/28/2020	$4,277,294	4,283,815	4,148,975
Travel Leaders Group, LLC	Hotel, Gaming and Leisure	Term Loan B	Loan	6.00%	1.00%	0.00%	7.00%	12/7/2020	$1,946,300	1,939,729	1,917,107
Tricorbraun, Inc. (fka Kranson Industries, Inc.)	Containers/Glass Products	Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	5/3/2018	$1,836,625	1,831,636	1,776,935
Truven Health Analytics Inc. (fka Thomson Reuters (Healthcare) Inc.)	Healthcare & Pharmaceuticals	New Tranche B Term Loan	Loan	3.25%	1.25%	0.00%	4.50%	6/6/2019	$482,603	476,598	480,494
Twin River Management Group, Inc.	Lodging & Casinos	Term Loan B	Loan	4.25%	1.00%	0.00%	5.25%	7/10/2020	$886,192	887,853	875,673
U.S. Security Associates Holdings, Inc.	Services: Business	Delayed Draw Loan	Loan	5.00%	1.25%	0.00%	6.25%	7/28/2017	$156,888	156,328	155,973
U.S. Security Associates Holdings, Inc.	Services: Business	Term B Loan	Loan	5.00%	1.25%	0.00%	6.25%	7/28/2017	$921,426	918,393	916,054
Univar Inc.	Chemicals/Plastics	Term B Loan	Loan	3.25%	1.00%	0.00%	4.25%	7/1/2022	$2,992,500	2,978,573	2,840,810
Univision Communications Inc.	Telecommunications	Replacement First-Lien Term Loan	Loan	3.00%	1.00%	0.00%	4.00%	3/1/2020	$2,916,556	2,903,859	2,832,705
Valeant Pharmaceuticals International, Inc.	Drugs	Series D2 Term Loan B	Loan	2.75%	0.75%	0.00%	3.50%	2/13/2019	$2,545,588	2,539,315	2,385,700
Verint Systems Inc.	Services: Business	Term Loan	Loan	2.75%	0.75%	0.00%	3.50%	9/6/2019	$1,014,058	1,011,203	1,005,692
Vertafore, Inc.	Services: Business	Term Loan (2013)	Loan	3.25%	1.00%	0.00%	4.25%	10/3/2019	$2,484,603	2,484,603	2,452,775
Vizient Inc.	Healthcare & Pharmaceuticals	Term Loan	Loan	5.25%	1.00%	0.00%	6.25%	2/13/2023	$1,000,000	970,144	993,750
Vouvray US Finance	Industrial Equipment	Term Loan	Loan	3.75%	1.00%	0.00%	4.75%	6/27/2021	$492,500	490,508	478,134
Washington Inventory Service	Services: Business	U.S. Term Loan (First Lien)	Loan	4.50%	1.25%	0.00%	5.75%	12/20/2018	$1,736,392	1,749,291	1,475,934
West Corporation	Telecommunications	Term B-10 Loan	Loan	2.50%	0.75%	0.00%	3.25%	6/30/2018	$2,534,892	2,558,782	2,490,861
ZEP Inc.	Chemicals/Plastics	Term Loan B	Loan	4.75%	1.00%	0.00%	5.75%	6/27/2022	$2,985,000	2,971,139	2,932,763

										$303,643,756	$284,844,789

									Principal	Cost	Fair Value
Cash and cash equivalents
U.S. Bank Money Market(a)									$2,349,633	$2,349,633	$2,349,633

Total cash and cash equivalents									$2,349,633	$2,349,633	$2,349,633

(a)    Included within cash and cash equivalents in Saratoga CLO’s Statements of Assets and Liabilities as of February 29, 2016.

Saratoga Investment Corp. CLO 2013-1, Ltd.

Statements of Changes in Net Assets

	For the year ended February 28, 2017	For the year ended February 29, 2016	For the year ended February 28, 2015
INCREASE (DECREASE) FROM OPERATIONS:
Net investment income (loss)	$(5,232,690)	$104,587	$793,848
Net realized gain from investments	358,169	419,096	620,817
Net unrealized appreciation (depreciation) on investments	13,458,113	(16,277,895)	(3,874,583)

Net increase (decrease) in net assets from operations	8,583,592	(15,754,212)	(2,459,918)

Total increase (decrease) in net assets	8,583,592	(15,754,212)	(2,459,918)
Net assets at beginning of period	(21,557,368)	(5,803,156)	(3,343,238)

Net assets at end of period	$(12,973,776)	$(21,557,368)	$(5,803,156)

See accompanying notes to financial statements.

Saratoga Investment Corp. CLO 2013-1, Ltd.

Statements of Cash Flows

	For the year ended February 28, 2017	For the year ended February 29, 2016	For the year ended February 28, 2015
Operating activities
NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS	$8,583,592	$(15,754,212)	$(2,459,918)
ADJUSTMENTS TO RECONCILE NET INCREASE (DECREASE) IN NET ASSETS FROM OPERATIONS TO NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Payment-in-kind interest income	(288,557)	(56,830)	(167,097)
Net accretion of discount on investments	(543,181)	(280,310)	(454,809)
Amortization of deferred debt financing costs	829,475	955,858	953,862
Loss on extinguishment of debt	6,143,816	—	—
Net realized gain from investments	(358,169)	(419,096)	(620,817)
Net unrealized (appreciation) depreciation on investments	(13,458,113)	16,277,895	3,874,583
Proceeds from sale and redemption of investments	161,551,546	142,862,138	141,358,326
Purchase of investments	(154,519,385)	(147,989,317)	(138,738,379)
(Increase) decrease in operating assets:
Interest receivable	254,697	(407,925)	160,315
Receivable from open trades	1,186,831	(572,144)	(318,421)
Other Assets	(6,049)	—	91,336
Increase (decrease) in operating liabilities:
Interest Payable	405,417	(5,846)	9,410
Payable for open trades	2,307,698	1,909,523	(4,230,669)
Accrued base management fee	(50,787)	(949)	10,904
Accrued subordinated management fee	51,877	(949)	10,904

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	12,090,708	(3,482,164)	(520,470)

Financing activities
Borrowings on debt	282,320,000	—	—
Paydowns on debt	(282,457,781)	—	(1,666,666)
Deferred debt financing costs	(1,256,005)	—	—

NET CASH USED IN FINANCING ACTIVITIES	(1,393,786)	—	(1,666,666)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,696,922	(3,482,164)	(2,187,136)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	2,349,633	5,831,797	8,018,933

CASH AND CASH EQUIVALENTS, END OF PERIOD	$13,046,555	$2,349,633	$5,831,797

Supplemental Information:
Interest paid during the period	$12,169,421	$11,702,603	$9,625,726

Supplemental non-cash information:
Paid-in-kind interest income	$288,557	$56,830	$167,097
Net accretion of discount on investments	$543,181	$280,310	$454,809
Amortization of deferred debt financing costs	$829,475	$955,858	$953,862

See accompanying notes to financial statements.

SARATOGA INVESTMENT CORP. CLO 2013-1, LTD.

NOTES TO FINANCIAL STATEMENTS

1. Organization and Purpose

Saratoga Investment Corp. CLO 2013-1, Ltd. (the “Issuer”, “we”, “our”, “us”, “CLO” and “Saratoga CLO”), an exempted company with limited liability incorporated under the laws of the Cayman Islands was formed on November 28, 2007 and commenced operations on January 22, 2008. The Issuer was established to acquire or participate in U.S. dollar-denominated corporate debt obligations.

On January 22, 2008, the Issuer issued $400.0 million of notes, consisting of Class A Floating Rate Senior Notes, Class B Floating Rate Senior Notes, Class C Deferrable Floating Rate Notes, Class D Deferrable Floating Rate Notes, Class E Deferrable Floating Rate Notes (collectively the “Secured Notes”), and Subordinated Notes. The notes were issued pursuant to an indenture, dated January 22, 2008 (the “Indenture”), with U.S. Bank National Association (the “Trustee”) servicing as the Trustee there under.

On October 17, 2013, in a refinancing transaction, the Issuer issued $284.9 million of notes (the “2013-1 CLO Notes”), consisting of Class X Floating Rate Senior Notes, Class A-1 Floating Rate Senior Notes, Class A-2 Floating Rate Senior Notes, Class B Floating Rate Senior Notes, Class C Deferrable Floating Rate Notes, Class D Deferrable Floating Rate Notes, Class E Deferrable Floating Rate Notes, and Class F Deferrable Floating Rate Notes. The 2013-1 CLO Notes were issued pursuant to the Indenture with the same Trustee. Proceeds of the issuance of the 2013-1 CLO Notes were used, along with existing assets held by the Trustee, to redeem all of the Secured Notes issued in 2008.

On November 15, 2016, the Issuer completed the second refinancing and the Issuer issued $282.4 million of notes (the “2013-1 Amended CLO Notes”), consisting of Class A-1 Floating Rate Senior Notes, Class A-2 Floating Rate Senior Notes, Class B Floating Rate Senior Notes, Class C Deferrable Floating Rate Notes, Class D Deferrable Floating Rate Notes, Class E Deferrable Floating Rate Notes, and Class F Deferrable Floating Rate Notes. The 2013-1 Amended CLO Notes were issued pursuant to the Indenture with the same Trustee. Proceeds of the issuance of the 2013-1 Amended CLO Notes were used, along with existing assets held by the Trustee, to redeem all of the 2013-1 CLO Notes issued in 2013. As of February 28, 2017, Saratoga Investment Corp. owned 100% of the Subordinated Notes of the CLO.

Pursuant to an investment management agreement (the “Investment Management Agreement”), Saratoga Investment Corp. (the “Investment Manager”), provides investment management services to the Issuer, and makes day-to-day investment decisions concerning the assets of the Issuer. The Investment Manager also performs certain administrative services on behalf of the Issuer under the Investment Management Agreement.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”) and are stated in U.S. dollars. The following is a summary of the significant accounting policies followed by the Issuer in the preparation of its financial statements.

The Issuer is considered to be an investment company for financial reporting purposes and has applied the guidance in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 946, “Financial Services—Investment Companies.” There has been no change to the Issuer’s status as an investment company during the year ended February 28, 2017.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires the Investment Manager to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, including the fair value of investments, and the amounts of income and expenses during the reporting period. Actual results could differ from these estimates and such differences could be material.

Cash and Cash Equivalents

The Issuer defines cash and cash equivalents as highly liquid financial instruments with original maturities of three months or less. Cash and cash equivalents may include investments in money market mutual funds, which are carried at fair value. At February 28, 2017 and February 29, 2016, cash and cash equivalents amounted to $13.0 million and $2.3 million, respectively, and are swept on an overnight basis into a money market deposit account and invested in shares of JP Morgan Liquidity Institutional fund held at the Trustee.

Valuation of Investments

The Issuer accounts for its investments at fair value in accordance with the FASB ASC Topic 820, Fair Value Measurements and Disclosures (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. ASC 820 requires the Issuer to assume that its investments are to be sold at the statement of assets and liabilities date in the principal market to independent market participants, or in the absence of a principal market, in the most advantageous market, which may be a hypothetical market. Market participants are defined as buyers and sellers in the principal or most advantageous market that are independent, knowledgeable, and willing and able to transact.

Investments for which market quotations are readily available are fair valued at such market quotations obtained from independent third party pricing services and market makers subject to any decision by the Investment Manager to approve a fair value determination to reflect significant events affecting the value of these investments. The Investment Manager values investments for which market quotations are not readily available at fair value. Determinations of fair value may involve significant judgments and estimates. The types of factors that may be considered in determining the fair value of investments include the nature and realizable value of any collateral, the portfolio company’s ability to make payments, market yield trend analysis, the markets in which the portfolio company does business, comparison to publicly traded companies, discounted cash flow and other relevant factors.

Because such valuations, and particularly valuations of private investments and private companies, are inherently uncertain, they may fluctuate over short periods of time and may be based on estimates. The determination of fair value may differ materially from the values that would have been used if a ready market for these investments existed. Our net asset value could be materially affected if the determinations regarding the fair value of our investments were materially higher or lower than the values that are ultimately realized upon the disposal of such investments.

Investment Transactions and Income Recognition

Purchases and sales of investments and the related realized gains or losses are recorded on a trade-date basis. Interest income, adjusted for amortization of premium and accretion of discount, is recorded on an accrual basis to the extent that such amounts are expected to be collected. The Issuer stops accruing interest on its investments when it is determined that interest is no longer collectible. Discounts and premiums on investments purchased are accreted/amortized over the life of the respective investment using the effective yield method. The amortized cost of investments represents the original cost adjusted for the accretion of discounts and amortizations of premium on investments.

Loans are generally placed on non-accrual status when there is reasonable doubt that principal or interest will be collected. Accrued interest is generally reserved when a loan is placed on non-accrual status. Interest payments received on non-accrual loans may be recognized as a reduction in principal depending upon the

Investment Manager’s judgment regarding collectability. Non-accrual loans are restored to accrual status when past due principal and interest is paid and, in management’s judgment, are likely to remain current, although we may make exceptions to this general rule if the loan has sufficient collateral value and is in the process of collection.

Payment-in-Kind Interest

The Issuer holds debt investments in its portfolio that contain a payment-in-kind (“PIK”) interest provision. The PIK interest, which represents contractually deferred interest added to the investment balance that is generally due at maturity, is generally recorded on the accrual basis to the extent such amounts are expected to be collected. We stop accruing PIK interest if we do not expect the issuer to be able to pay all principal and interest when due.

Deferred Debt Financing Costs, net

In April 2015, the FASB has issued Accounting Standards Update (“ASU”) No. 2015-03, Interest—Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”). The amendments in this ASU require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this ASU. The guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015, and early adoption is allowed, and is to be applied on a retrospective basis. Management has adopted the provisions of ASU 2015-03 as of February 28, 2015, by reclassifying deferred debt financing costs from within total assets to within total liabilities as a contra-liability. The adoption of the provisions of ASU 2015-03 did not materially impact the Issuer’s financial position or results of operations. Prior period amounts were reclassified to conform to the current period presentation.

Included in deferred debt financing costs of $1.2 million as of February 28, 2017 and $1.7 million as of February 29, 2016 are structuring fees of the investment bank, rating agency fees and legal fees associated with the issuance of the 2013-1 CLO Notes on October 17, 2013. Such costs have been capitalized and amortized using an effective yield method, over the life of the related notes.

Deferred debt financing costs of $1.5 million, incurred in connection with the issuance of the 2013-1 CLO Notes, were expensed when the 2013-1 CLO Notes were extinguished on November 15, 2016.

Management Fees

The Issuer is externally managed by the Investment Manager pursuant to the Investment Management Agreement. As compensation for the performance of its obligations under the Investment Management Agreement, the Investment Manager is entitled to receive from the Issuer a base management fee (the “Base Management Fee”), a subordinated management fee (the “Subordinated Management Fee”) and an incentive management fee (the “Incentive Management Fee”). The Base Management Fee is payable in arrears quarterly (subject to availability of funds and to the satisfaction of payment obligations on the debt obligations of the Issuer (the “Priority of Payments”)) and prior to the second refinancing and the issuance of the 2013-1 Amended CLO Notes, was payable in an amount equal to 0.25% per annum of the fee basis amount at the beginning of the Collection period. The Subordinated Management Fee is payable in arrears quarterly (subject to availability of funds and to the Priority of Payments) and prior to the second refinancing and the issuance of the 2013-1 Amended CLO Notes, was payable in an amount equal to 0.25% per annum of the fee basis amount at the beginning of the Collection Period. Subsequent to the second refinancing and the issuance of the 2013-1 Amended CLO Notes, the Base Management Fee was changed to be payable in an amount equal to 0.10% per annum of the fee basis amount at the beginning of the Collection period, and the Subordinated Management Fees was changed to be payable in an amount equal to 0.40% per annum of the fee basis amount at the beginning of the Collection period. Throughout, the Incentive Management Fee equals 20.0% of the remaining interest proceeds and principal proceeds, if any, after the Subordinated Notes have realized the incentive management fee target return of 12.0%, in accordance with the Priority of Payments after making the prior distributions on the relevant payment date. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, no Incentive Management Fees have been paid.

Expenses

The Issuer bears its own organizational and offering expenses, all expenses related to its investment program and expenses incurred in connection with its operations including, but not limited to, external legal, administrative, trustee, accounting, tax and audit expenses, costs related to trading, acquiring, monitoring or disposing of investments of the Issuer, and interest and other borrowing expenses, expenses of preparing and distributing reports, financial statements, and litigation or other extraordinary expenses. The Issuer has retained the Trustee to provide trustee services. Additionally, the Trustee performs loan administration, debt covenant compliance calculations, and monitoring and reporting services. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, the Issuer paid $0.1 million, $0.1 million, $0.1 million, respectively, for trustee services provided and is included on the statements of operations.

Interest Expense

The Issuer has issued rated and unrated notes to finance its operations. Interest on debt is calculated by the Trustee for the Issuer. Interest is accrued and generally paid quarterly. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, $4.7 million, $5.6 million and $3.7 million of payments to the Subordinated Notes were included in interest expense on the statements of operations, respectively.

Risk Management

In the ordinary course of its business, the Issuer manages a variety of risks, including market risk and credit risk. Market risk is the risk of potential adverse changes to the value of investments because of changes in market conditions such as interest rate movements and volatility in investment prices.

Credit risk is the risk of default or non-performance by portfolio companies, equivalent to the investment’s carrying amount.

The Issuer is also exposed to credit risk related to maintaining all of its cash and cash equivalents, including those in reserve accounts, at a major financial institution.

The Issuer has investments in lower rated and comparable quality unrated high yield bonds and bank loans. Investments in high yield investments are accompanied by a greater degree of credit risk. The risk of loss due to default by the issuer is significantly greater for holders of high yield securities, because such investments are generally unsecured and are often subordinated to other creditors of the issuer.

New Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”), which is intended to reduce the existing diversity in practice in how certain cash receipts and cash payments are presented and classified in the statement of cash flows. The guidance is effective for annual periods beginning after December 15, 2017, and interim periods therein. Early adoption is permitted. Management is currently evaluating the impact the adoption of this standard has on the Issuer’s financial statements and disclosures.

In February 2016, the FASB issued ASU 2016-02, Amendments to the Leases (“ASU Topic 842”), which will require for all operating leases the recognition of a right-of-use asset and a lease liability, in the statement of financial position. The lease cost will be allocated over the lease term on a straight-line basis. This guidance is effective for annual and interim periods beginning after December 15, 2018. Management is currently evaluating the impact the adoption of this standard has on the Issuer’s financial statements and disclosures.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments—Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities (“ASU 2016-01”). ASU 2016-01 retains many current requirements for the classification and measurement of financial instruments; however, it significantly revises an entity’s accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured at fair value. ASU 2016-01 also amends certain disclosure requirements associated with the fair value of financial instruments. This guidance is effective for annual and interim periods beginning after December 15, 2017, and early adoption is not permitted for public business entities. Management is currently evaluating the impact the adoption of this standard has on the Issuer’s financial statements and disclosures.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which supersedes the revenue recognition requirements in Revenue Recognition (Topic 605). Under the new guidance, an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In May 2016, ASU 2016-12 amended ASU 2014-09 and deferred the effective period to December 15, 2017. Management is currently evaluating the impact these changes will have on the Issuer’s financial statements and disclosures.

3. Fair Value Measurements

As noted above, the Issuer values all investments in accordance with ASC 820. ASC 820 requires enhanced disclosures about assets and liabilities that are measured and reported at fair value. As defined in ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

ASC 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability of inputs used in measuring investments at fair value. Market price observability is affected by a number of factors, including the type of investment and the characteristics specific to the investment. Investments with readily available active quoted prices or for which fair value can be measured from actively quoted prices generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value.

Based on the observability of the inputs used in the valuation techniques, the Issuer is required to provide disclosures on fair value measurements according to the fair value hierarchy. The fair value hierarchy ranks the observability of the inputs used to determine fair values. Investments carried at fair value are classified and disclosed in one of the following three categories:

•	Level 1—Valuations based on quoted prices in active markets for identical assets or liabilities that the Issuer has the ability to access.

•	Level 2—Valuations based on inputs other than quoted prices in active markets, which are either directly or indirectly observable.

•	Level 3—Valuations based on inputs that are unobservable and significant to the overall fair value measurement. The inputs used in the determination of fair value may require significant management judgment or estimation. Such information may be the result of consensus pricing information or broker quotes which include a disclaimer that the broker would not be held to such a price in an actual transaction. The non-binding nature of consensus pricing and/or quotes accompanied by disclaimer would result in classification as a Level 3 asset, assuming no additional corroborating evidence.

In addition to using the above inputs in investment valuations, the Issuer continues to employ the valuation policy that is consistent with ASC 820 and the 1940 Act.

The following table presents fair value measurements of investments, by major class, as of February 28, 2017, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Term loans	$—	$241,228,228	$51,209,702	$292,437,930
Equity interests	—	—	22,718	22,718

Total	$—	$241,228,228	$51,232,420	$292,460,648

The following table presents fair value measurements of investments, by major class, as of February 29, 2016, according to the fair value hierarchy:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Term loans	$—	$239,255,853	$45,397,073	$284,652,926
Equity interests	—	190,095	1,768	191,863

Total	$—	$239,445,948	$45,398,841	$284,844,789

Transfers into or out of Level 1, 2 or 3 are recognized at the reporting date.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended February 28, 2017:

	Term Loans	Equity Interest	Total
Balance as of February 29, 2016	$45,397,073	$1,768	$45,398,841
Net unrealized appreciation (depreciation)	2,181,976	(169,145)	2,012,831
Purchases and other adjustments to cost	23,317,031	—	23,317,031
Sales and repayments	(10,891,325)	—	(10,891,325)
Net realized gain from investments	95,892	—	95,892
Transfers in(1)	6,387,646	190,095	6,577,741
Transfers out(2)	(15,278,591)	—	(15,278,591)

Balance as of February 28, 2017	$51,209,702	$22,718	$51,232,420

(1)	The Issuer’s investment in Level 3 investments were classified as such during the year ended February 28, 2017, as market quotes for these investments are only provided by one trading desk.
(2)	The Issuer’s investment into Level 2 investments were classified as such during the year ended February 28, 2017, as the number of observable market quotes for these investments increased.

The following table provides a reconciliation of the beginning and ending balances for investments that use Level 3 inputs for the year ended February 29, 2016:

	Term Loans	Equity Interest	Total
Balance as of February 28, 2015	$—	$—	$—
Net unrealized depreciation	(2,839,083)	(615,683)	(3,454,766)
Purchases and other adjustments to cost	19,713,411	—	19,713,411
Sales and repayments	(10,930,430)	—	(10,930,430)
Net realized gain from investments	6,887	—	6,887
Transfers in(1)	39,446,288	617,451	40,063,739

Balance as of February 29, 2016	$45,397,073	$1,768	$45,398,841

(1)	The Issuer’s investment in Level 3 investments were classified as such during the year ended February 29, 2016, as market quotes for these investments are only provided by one trading desk.

Transfers into or out of Level 3 are recognized at the reporting date.

Purchases and other adjustments to cost include purchases of new investments at cost, effects of refinancing/restructuring, accretion/amortization of income from discount/premium on debt securities, and PIK.

Sales and redemptions represent net proceeds received from investments sold, and principal paydowns received, during the period.

The net unrealized appreciation on Level 3 investments held as of February 28, 2017 was $2.1 million, and is included in net unrealized appreciation (depreciation) on investments in the statements of operations. The net unrealized depreciation on Level 3 investments held as of February 29, 2016 was $3.4 million, and is included in net unrealized appreciation (depreciation) on investments in the statements of operations.

Significant unobservable inputs used in the fair value measurement of the Level 3 term loans and equity include market quotations available from multiple dealers. A significant increase (decrease) in the market quote, in isolation, would result in a significantly lower (higher) fair value measurement.

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of February 28, 2017 were as follows:

	Fair Value	Valuation Technique	Unobservable Input	Range
Term loans	51,209,702	Market Comparables	Third-Party Bid	93.00% - 101.63%
Equity interests	22,718	Market Comparables	Third-Party Bid	0.01% - 1.06%

The valuation techniques and significant unobservable inputs used in recurring Level 3 fair value measurements of assets as of February 29, 2016 were as follows:

	Fair Value	Valuation Technique	Unobservable Input	Range
Term loans	45,397,073	Market Comparables	Third-Party Bid	32.00% - 100.00%
Equity interests	1,768	Market Comparables	Third-Party Bid	0.01% - 12.83%

4. Financing

On January 22, 2008, the Issuer issued $400.0 million of notes, consisting of Class A Floating Rate Senior Notes, Class B Floating Rate Senior Notes, Class C Deferrable Floating Rate Notes, Class D Deferrable Floating Rate Notes, Class E Deferrable Floating Rate Notes (collectively the “Secured Notes”), and Subordinated Notes. The notes were issued pursuant to the Indenture.

The Secured Notes are limited recourse obligations of the Issuer. The Subordinated Notes are unsecured, limited recourse debt obligations of the Issuer.

On October 17, 2013, the Issuer issued $284.9 million of notes (the “2013-1 CLO Notes”), consisting of Class X Floating Rate Senior Notes, Class A-1 Floating Rate Senior Notes, Class A-2 Floating Rate Senior Notes, Class B Floating Rate Senior Notes, Class C Deferrable Floating Rate Notes, Class D Deferrable Floating Rate Notes, Class E Deferrable Floating Rate Notes, and Class F Deferrable Floating Rate Notes. The 2013-1 CLO Notes were issued pursuant to the Indenture with the same Trustee. Proceeds of the issuance of the 2013-1 CLO Notes were used along with existing assets held by the Trustee to redeem all of the Secured Notes issued in 2008. The Subordinated Notes were not included in the refinancing transaction.

On November 15, 2016, the Issuer issued $282.4 million of the 2013-1 Amended CLO Notes, consisting of Class A-1 Floating Rate Senior Notes, Class A-2 Floating Rate Senior Notes, Class B Floating Rate Senior Notes, Class C Deferrable Floating Rate Notes, Class D Deferrable Floating Rate Notes, Class E Deferrable Floating Rate Notes, and Class F Deferrable Floating Rate Notes. The 2013-1 CLO Notes were issued pursuant to the Indenture with the same Trustee. Proceeds of the issuance of the 2013-1 Amended CLO Notes were used along with existing assets held by the Trustee to redeem all of the 2013-1 CLO Notes issued in 2013. The Subordinated Notes were not included in the refinancing transaction.

The 2013-1 Amended CLO Notes are limited recourse obligations of the Issuer. The Subordinated Notes are unsecured, limited recourse debt obligations of the Issuer.

The relative order of seniority of payment of each class of securities is, as follows: first, Class X Notes, second, Class A-1 Notes, third, Class A-2 Notes, fourth, Class B Notes, fifth, Class C Notes, sixth, Class D Notes, seventh, Class E Notes, eighth, Class F Notes, and ninth, the Subordinated Notes, with (a) each class of securities (other than the Subordinated Notes) in such list being senior to each other class of securities that follows such class of securities in such list and (b) each class of securities (other than the Class X Notes) in such list being subordinate to each other class of securities that precedes such class of securities in such list. The Subordinated Notes are subordinated to the 2013-1 Amended CLO Notes and are entitled to periodic payments from interest proceeds available in accordance with the Priority of Payments.

The table below sets forth certain information for each outstanding class of notes issued, pursuant to the Indenture on November 15, 2016, at February 28, 2017:

Debt Security	Interest Rate	Maturity	Principal Amount	Amount Outstanding
Class A-1 Floating Rate Senior Notes	LIBOR + 1.55%	October 20, 2025	$170,000,000	$170,000,000
Class A-2 Floating Rate Senior Notes	LIBOR + 1.75%	October 20, 2025	20,000,000	20,000,000
Class B Floating Rate Senior Notes	LIBOR + 2.70%	October 20, 2025	44,800,000	44,800,000
Class C Deferrable Floating Rate Notes	LIBOR + 3.36%	October 20, 2025	16,000,000	16,000,000
Class D Deferrable Floating Rate Notes	LIBOR + 4.70%	October 20, 2025	14,000,000	14,000,000
Class E Deferrable Floating Rate Notes	LIBOR + 6.65%	October 20, 2025	13,100,000	13,100,000
Class F Deferrable Floating Rate Notes	LIBOR + 8.50%	October 20, 2025	4,500,000	4,500,000
Subordinated Notes	N/A	October 20, 2025	30,000,000	30,000,000

			$312,400,000	$312,400,000

The table below sets forth certain information for each outstanding class of notes issued, pursuant to the Indenture on October 17, 2013, at February 29, 2016:

Debt Security	Interest Rate	Maturity	Principal Amount	Amount Outstanding
Class A-1 Floating Rate Senior Notes	LIBOR + 1.30%	October 20, 2023	$170,000,000	$170,000,000
Class A-2 Floating Rate Senior Notes	LIBOR + 1.50%	October 20, 2023	20,000,000	20,000,000
Class B Floating Rate Senior Notes	LIBOR + 2.00%	October 20, 2023	44,800,000	44,800,000
Class C Deferrable Floating Rate Notes	LIBOR + 2.90%	October 20, 2023	16,000,000	16,000,000
Class D Deferrable Floating Rate Notes	LIBOR + 3.50%	October 20, 2023	14,000,000	14,000,000
Class E Deferrable Floating Rate Notes	LIBOR + 4.50%	October 20, 2023	13,100,000	13,100,000
Class F Deferrable Floating Rate Notes	LIBOR + 5.75%	October 20, 2023	4,500,000	4,500,000
Subordinated Notes	N/A	October 20, 2023	30,000,000	30,000,000

			$312,400,000	$312,400,000

The following table shows each outstanding class of notes issued, pursuant to the Indenture, at fair value at February 28, 2017:

Debt Security	February 28, 2017
Class A-1 Floating Rate Senior Notes	$171,229,950
Class A-2 Floating Rate Senior Notes	20,221,460
Class B Floating Rate Senior Notes	45,715,309
Class C Deferrable Floating Rate Notes	16,286,880
Class D Deferrable Floating Rate Notes	14,242,508
Class E Deferrable Floating Rate Notes	13,145,915
Class F Deferrable Floating Rate Notes	4,499,379
Subordinated Notes	10,950,249

$296,291,650

The following table shows each outstanding class of notes issued, pursuant to the Indenture, at fair value at February 29, 2016:

Debt Security	February 29, 2016
Class A-1 Floating Rate Senior Notes	$168,738,419
Class A-2 Floating Rate Senior Notes	19,899,837
Class B Floating Rate Senior Notes	43,780,120
Class C Deferrable Floating Rate Notes	14,987,621
Class D Deferrable Floating Rate Notes	12,941,289
Class E Deferrable Floating Rate Notes	10,358,170
Class F Deferrable Floating Rate Notes	3,027,150
Subordinated Notes	12,827,980

$286,560,586

These notes are fair valued based on a discounted cash flow model, specifically using Intex cash flow models, to form the basis for the valuation and would be classified as level 3 liabilities within the fair value hierarchy.

The following table provides the weighted average interest rate for the years ended February 28, 2017, February 29, 2016 and February 28, 2015:

		Weighted Average Interest Rate
Debt Security	Interest Rate	February 28, 2017		February 29, 2016		February 28, 2015
2013-1 CLO Notes
Class X Floating Rate Senior Notes	LIBOR + 1.05%	N/	A	N/	A	1.28%
Class A-1 Floating Rate Senior Notes	LIBOR + 1.55%	2.10%		1.62%		1.53%
Class A-2 Floating Rate Senior Notes	LIBOR + 1.75%	2.30%		1.82%		1.73%
Class B Floating Rate Senior Notes	LIBOR + 2.70%	2.96%		2.32%		2.23%
Class C Deferrable Floating Rate Notes	LIBOR + 3.36%	3.78%		3.22%		3.13%
Class D Deferrable Floating Rate Notes	LIBOR + 4.70%	4.64%		3.82%		3.73%
Class E Deferrable Floating Rate Notes	LIBOR + 6.65%	5.98%		4.82%		4.73%
Class F Deferrable Floating Rate Notes	LIBOR + 8.50%	7.45%		6.07%		5.98%
Subordinated Notes	N/A	N/	A	N/	A	N/	A

The Indenture provides that payments on the Subordinated Notes shall rank subordinate in priority of payment to payments due on all classes of 2013-1 CLO Notes and subordinate in priority of payment to the payment of fees and expenses. Distributions on the Subordinated Notes are limited to the assets of the Issuer remaining after payment of all of the liabilities of the Issuer that rank senior in priority of payment to the Subordinated Notes. To the extent that the proceeds from the collateral are not sufficient to make distributions on the Subordinated Notes the Issuer will have no further obligation in respect of the Subordinated Notes.

Interest proceeds and, after the 2013-1 CLO Notes have been paid in full, principal proceeds, in each case will be distributed to the holders of the Subordinated Notes in accordance with the Indenture.

Distributions, if any, on the Subordinated Notes will be payable quarterly on the 20th day of each January, April, July and October of each calendar year or, if any such day is not a business day, on the next succeeding business day (each, a “Payment Date”), commencing on the first Payment Date, and on January 21, 2020 (or if any such day is not a business day, the next succeeding business day) (the “Stated Redemption Date”) (if not redeemed prior to such date) sequentially in order of seniority. At the Stated Redemption Date, the Subordinated Notes will be redeemed after payment in full of all of the 2013-1 CLO Notes and the payment of all administrative and other fees and expenses. The failure to pay interest proceeds or principal proceeds to the holders of the Subordinated Notes will not be an event of default under the Indenture.

In May of 2009, the Issuer defaulted on its Class E overcollateralization ratio of 105.10%, at which point, $4.0 million of interest proceeds were used to repay the Class E Notes through November 2009. Interest on the Class C, Class D, and Class E Notes was deferred and repaid in January of 2010 upon the Issuer’s return to compliance. Distributions to the Subordinated Notes resumed in April of 2010.

As of February 28, 2017, the remaining unamortized discount on the Class A-1 Notes, Class A-2 Notes, Class B Notes, Class C Notes, Class D Notes, Class E Notes, and Class F Notes were $0.0 million, $0.0 million, $0.0 million, $0.1 million, $0.4 million, $0.0 million, and $0.0 million, respectively.

As of February 29, 2016, the remaining unamortized discount on the Class A-1 Notes, Class A-2 Notes, Class B Notes, Class C Notes, Class D Notes, Class E Notes, and Class F Notes were $1.3 million, $0.1 million, $0.9 million, $0.6 million, $0.7 million, $1.4 million, and $0.5 million, respectively.

The remaining unamortized deferred debt financing costs, on the 2013-1 CLO Notes, of $1.5 million, and unamortized discount on the 2013-1 CLO Notes of $4.6 million, were recognized as additional amortization expense when the related notes were extinguished and recorded within loss on extinguishment of debt in the statements of operations. As of February 28, 2017, $1.3 million of financing costs related to the 2013-1 Amended CLO Notes have been capitalized and are being amortized over the term of the 2013-1 Amended CLO Notes.

5. Income Tax

Under the current laws, the Issuer is not subject to net income taxation in the United States or the Cayman Islands. Accordingly, no provision for income taxes has been made in the accompanying financial statements.

Pursuant to ASC Topic 740, Accounting for Uncertainty in Income Taxes, the Issuer adopted the provisions of the FASB relating to accounting for uncertainty in income taxes which clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet before being recognized in the financial statements and applies to all open tax years as of the effective date. The Investment Manager has analyzed such tax positions for uncertain tax positions for tax years that may be open (2013—2016). The Issuer identifies its major tax jurisdictions as U.S. Federal, state and foreign jurisdictions where the Issuer makes investments. As of February 28, 2017 and February 29, 2016, there was no impact to the financial statements as a result of the Issuer’s accounting for uncertainty in income taxes. The Issuer does not have any unrecognized tax benefits or liabilities for the years ended February 28, 2017, February 29, 2016 and February 28, 2015. Also, the Issuer recognizes interest and, if applicable, penalties for any uncertain tax positions, as a component of income tax expense. No interest or penalty expense was recorded by the Issuer for the years ended February 28, 2017, February 29, 2016 and February 28, 2015.

6. Commitments and Contingencies

In the ordinary course of its business, the Issuer may enter into contracts or agreements that contain indemnifications or warranties. Future events could occur that lead to the execution of these provisions against the Issuer. Based on its history and experience, the Investment Manager feels that the likelihood of such an event is remote.

In the ordinary course of business, the Issuer may directly or indirectly be a defendant or plaintiff in legal actions with respect to bankruptcy, insolvency or other types of proceedings. Such lawsuits may involve claims that could adversely affect the value of certain financial instruments owned by the Issuer. As of February 28, 2017 and February 29, 2016, the Issuer is not subject to any material legal proceedings.

The terms of Collateralized Debt Investments may require the Issuer to provide funding for any unfunded portion of a Collateralized Debt Investment at the request of the borrower. At February 28, 2017, the Issuer had $0.5 million of unfunded commitments. At February 29, 2016, the Issuer had no unfunded commitments.

7. Related-Party Transactions

In the ordinary course of business and as permitted per the terms of the Indenture, the Issuer may acquire or sell investments to or from related parties at the fair value at such time. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, the Issuer neither bought nor sold investments from related parties.

The Subordinated Notes are wholly owned by the Investment Manager. The Subordinated Notes do not have a stated coupon rate, but are entitled to residual cash flows from the CLO’s investments after all of the other tranches of debt and certain other fees and expenses are paid. For the years ended February 28, 2017, February 29, 2016 and February 28, 2015, $4.7 million, $5.6 million, and $3.7 million of payments to the Subordinated Notes were included in interest expense in the statements of operations, respectively. In addition to refinancing its liabilities, the Investment Manager also purchased $4.5 million in aggregate principal amount of the Class F notes tranche of the Saratoga CLO at par, with a coupon of LIBOR plus 8.5%.

8. Shareholders’ Capital

Capital contributions and distributions shall be made at such time and in such amounts as determined by the Investment Manager and the Indenture.

The majority holder of the Subordinated Notes has various control rights over the CLO, including the ability to call the CLO prior to its legal maturity, replace the Investment Manager under certain circumstances, and refinance any of the outstanding debt tranches. The voting structure of the Subordinated Notes may require either majority or unanimous approval depending upon the issue.

The authorized share capital of the Issuer consists of 50,000 ordinary shares, 250 of which are owned by Maples Finance Limited and are held under the terms of a declaration of trust.

As of February 28, 2017 and February 29, 2016, net assets were $(13.0) million and $(21.6) million, respectively. These amounts include accumulated losses of $(21.6) million and $(5.8) million, respectively, which includes cumulative net investment income or loss, cumulative amounts of gains and losses realized from investment transactions, net unrealized appreciation or depreciation of investments, as well as the cumulative effect of accounting mismatches between investments accounted for at fair value and amortized cost or accrual-basis assets and liabilities as discussed in Significant Accounting Policies, above. The Issuer’s investments continue to generate sufficient liquidity to satisfy its obligations on periodic payment dates as well as comply with all performance criteria as of the statements of assets and liabilities date.

9. Financial Highlights

The following is a schedule of financial highlights for the years ended February 28, 2017, February 29, 2016, February 28, 2015, February 28, 2014 and February 28, 2013:

	February 28, 2017	February 29, 2016	February 28, 2015	February 28, 2014	February 28, 2013
Average subordinated notes’ capital balance(1)	$15,113,353	$18,382,072	$25,077,372	$28,471,910	$27,165,497
Ratio and supplemental data:
Total Return(2)	162.55%	(49.59)%	5.34%	4.65%	73.51%
Net investment income(3)	(34.62)%	0.57%	3.17%	(7.53)%	3.80%
Total expenses(3)	141.14%	79.34%	49.79%	65.27%	70.97%
Base management fee(3)	3.87%	4.07%	3.03%	1.82%	1.47%
Subordinated management fee(3)	6.04%	4.07%	3.03%	4.42%	5.89%

(1)	Subordinated notes’ capital balance is calculated based on the sum of the subordinated notes outstanding amount and total net assets, net of ordinary equity.
(2)	Total return is calculated based on a time-weighted rate of return methodology. Quarterly rates of return are compounded to derive the total return reflected above. Total return is calculated for the subordinated notes’ capital taken as a whole and assumes the purchase of the subordinated notes’ capital on the first day of the period and the sale of the last day of the period.
(3)	Calculated based on the average subordinated notes’ capital balance.

10. Subsequent Events

The Investment Manager has evaluated events or transactions that have occurred since February 28, 2017 through May 16, 2017, the date the financial statements were available for issuance. The Investment Manager has determined that there are no material events that would require the disclosure in the financial statements.

$70,000,000

SARATOGA INVESTMENT CORP.

Prospectus

                    , 2018

PART C—OTHER INFORMATION

Item 25.	Financial Statements and Exhibits

1.	Financial Statements

2.	Exhibits

The following exhibits are filed as part of this report or hereby incorporated by reference to exhibits previously filed with the SEC:

Exhibit Number	Description

(a)(1)	Articles of Incorporation of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Form 10-Q for the quarterly period ended May 31, 2007).

(a)(2)	Articles of Amendment of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed August 3, 2010).

(a)(3)	Articles of Amendment of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed August 13, 2010).

(b)	Amended and Restated Bylaws of Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on March 5, 2008).

(c)	Not applicable.

(d)(1)	Specimen certificate of Saratoga Investment Corp.’s common stock, par value $0.001 per share. (incorporated by reference to Saratoga Investment Corp.’s Registration Statement on Form N-2, File No. 333-169135, filed on September 1, 2010).

Exhibit Number	Description

(d)(2)	Form of Indenture by and between the Company and U.S. Bank National Association, as trustee (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-186323, filed on April 30, 2013).

(d)(3)	Statement of Eligibility of Trustee on Form T-1.***

(d)(4)	Form of Second Supplemental Indenture between the Company and U.S. Bank National Association (incorporated by reference to Amendment No. 2 to the registrant’s Registration Statement on Form N-2, File No. 333-214182, filed on December 12, 2016).

(d)(5)	Form of Global Note (incorporated by reference to Exhibit (d)(8) hereto, and Exhibit A therein).

(d)(6)	Form of Warrant Certificate and Warrant Agreement***

(d)(7)	Form of Subscription Certificate and Subscription Agreement***

(d)(8)	Form of Articles Supplementary Establishing and Fixing the Rights and Preferences of Preferred Stock (incorporated by reference to Registrant’s registration statement on Form N-2 Pre-Effective Amendment No. 1 (File No. 333-196526) filed on December 5, 2014).

(e)	Dividend Reinvestment Plan (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on September 24, 2014).

(f)	Not applicable.

(g)	Investment Advisory and Management Agreement dated July 30, 2010 between Saratoga Investment Corp. and Saratoga Investment Advisors, LLC (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

(h)(1)	Form of Underwriting Agreement.***

(h)(2)	Equity Distribution Agreement dated March 16, 2017, by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc. and BB&T Capital Markets, a division of BB&T Securities, LLC (incorporated by reference to Post-Effective Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on March 16, 2017).

(h)(3)	Amendment No. 1 to the Equity Distribution Agreement dated October 12, 2017 by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, and FBR Capital Markets & Co. (incorporated by reference to Post-Effective Amendment No. 2 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on October 12, 2017).

(h)(4)	Amendment No. 2 to the Equity Distribution Agreement dated January 11, 2018 by and among Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Ladenburg Thalmann and Co. Inc., BB&T Capital Markets, a division of BB&T Securities, LLC, and B. Riley FBR, Inc. (incorporated by reference to Post-Effective Amendment No. 3 to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on January 11, 2018).

(i)	Not applicable.

(j)	Custodian Agreement dated March 21, 2007 between Saratoga Investment LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Form 10-Q for the quarterly period ended May 31, 2007).

(k)(1)	Administration Agreement dated July 30, 2010 between Saratoga Investment Corp. and Saratoga Investment Advisors, LLC (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on August 3, 2010).

Exhibit Number	Description

(k)(2)	Trademark License Agreement dated July 30, 2010 between Saratoga Investment Advisors, LLC and Saratoga Investment Corp. (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on August 3, 2010).

(k)(3)	Credit, Security and Management Agreement dated July 30, 2010 by and among Saratoga Investment Funding LLC, Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Madison Capital Funding LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on August 3, 2010).

(k)(4)	Amendment No. 1 to Credit, Security and Management Agreement dated February 24, 2012 by and among Saratoga Investment Funding LLC, Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Madison Capital Funding LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on February 29, 2012).

(k)(5)	Form of Indemnification Agreement between Saratoga Investment Corp. and each officer and director of Saratoga Investment Corp. (incorporated by reference to Amendment No. 2 to Saratoga Investment Corp.’s Registration Statement on Form N-2 filed on January 12, 2007).

(k)(6)	Amended and Restated Indenture, dated as of November 15, 2016, among Saratoga Investment Corp. CLO 2013-1, Ltd., Saratoga Investment Corp. CLO 2013-1, Inc. and U.S. Bank National Association. (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on February 28, 2017).

(k)(7)	Amended and Restated Collateral Management Agreement, dated October 17, 2013, by and between Saratoga Investment Corp. and Saratoga Investment Corp. CLO 2013-1, Ltd. (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

(k)(8)	Amendment No. 2 to Credit, Security and Management Agreement dated September 17, 2014 by and among Saratoga Investment Funding LLC, Saratoga Investment Corp., Saratoga Investment Advisors, LLC, Madison Capital Funding LLC and U.S. Bank National Association (incorporated by reference to Saratoga Investment Corp.’s Current Report on Form 8-K filed on September 18, 2014).

(l)	Opinion and Consent of Eversheds Sutherland (US) LLP, counsel for Saratoga Investment Corp. (incorporated by reference to Registrant’s Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 (File No. 333-216344) filed on March 10, 2017).

(m)	Not applicable.

(n)(1)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, relating to Saratoga Investment Corp. and Saratoga Investment Corp. CLO 2013-1, Ltd.**

(n)(2)	Report of Ernst & Young LLP regarding the senior securities table contained herein.**

(o)	Not applicable.

(p)	Not applicable.

(q)	Not applicable.

(r)	Code of Ethics of the Company adopted under Rule 17j-1 (incorporated by reference to Amendment No. 7 to the registrant’s Registration Statement on Form N-2, File No. 333-138051, filed on March 22, 2007).

99.1	Statement of Computation of Ratios of Earnings to Fixed Charges. (incorporated by reference to the registrant’s Registration Statement on Form N-2, File No. 333-216344, filed on February 28, 2017).

99.2	Form of prospectus supplement for common stock offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.3	Form of prospectus supplement for preferred stock offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

Exhibit Number	Description

99.4	Form of prospectus supplement for subscription rights offering (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.5	Form of prospectus supplement for warrant offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.6	Form of prospectus supplement for retail note offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

99.7	Form of prospectus supplement for institutional note offerings (incorporated by reference to Amendment No. 1 to the registrant’s Registration Statement on Form N-2, File No. 333-196526, filed on December 5, 2014).

*	To be filed by pre-effective amendment, if applicable.
**	Filed herewith.
***	To be filed by post-effective amendment, if applicable.

Item 26.	Marketing Arrangements

The information contained under the heading “Plan of Distribution” on this Registration Statement is incorporated herein by reference.

Item 27.	Other Expenses of Issuance and Distribution

Securities and Exchange Commission registration fee	$8,113
FINRA filing fee	11,000
New York Stock Exchange listing fees	29,600
Printing expenses(1)	25,000
Accounting fees and expenses(1)	80,000
Legal fees and expenses(1)	150,000
Miscellaneous(1)	10,000

Total	$313,713

(1)	The amounts set forth above, with the exception of the Securities and Exchange Commission fee, are in each case estimated. All expenses set forth above will be borne by the Registrant.

Item 28.	Persons Controlled by or Under Common Control

The Registrant has two subsidiaries, Saratoga Investment Funding LLC, a Delaware limited liability company and Saratoga Investment Corp. SBIC LP, a Delaware limited partnership. The Registrant owns 100% of the outstanding equity interests of Saratoga Investment Funding LLC and Saratoga Investment Corp. SBIC LP.

In addition, the Registrant may be deemed to control Saratoga Investment Corp. CLO 2013-1 Ltd. one of the Registrant’s portfolio companies.

Item 29.	Number of Holders of Securities

The following table sets forth the approximate number of record holders of the Company’s common stock as of January 30, 2018.

Title of Class	Number of Record Holders
Common Stock, $0.001 par value	16

Item 30.	Indemnification

Reference is made to Section 2-418 of the Maryland General Corporation Law, Article VII of the Registrant’s charter and Article XI of the Registrant’s Amended and Restated Bylaws.

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter authorizes the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Registrant’s bylaws obligate the Registrant, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who, while serving as the Registrant’s director or officer and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The charter and bylaws also permit the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any of the Registrant’s employees or agents or any employees or agents of the Registrant’s predecessor. In accordance with the 1940 Act, the Registrant will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received unless, in either case, a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Adviser and Administrator

The investment advisory agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Saratoga Investment Advisors, LLC (the “investment adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the investment adviser’s services under the investment advisory agreement or otherwise as an investment adviser of the Registrant.

The administration agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Saratoga Investment Advisors, LLC and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of Saratoga Investment Advisors, LLC’s services under the administration agreement or otherwise as administrator for the Registrant.

The law also provides for comparable indemnification for corporate officers and agents. Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The Registrant has entered into indemnification agreements with its directors. The indemnification agreements are intended to provide the Registrant’s directors the maximum indemnification permitted under Maryland law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

Item 31.	Business and Other Connections of Investment Adviser

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management.” Additional information regarding the Adviser and its officers and directors will be set forth in its Form ADV to be filed with the Securities and Exchange Commission.

Item 32.	Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Saratoga Investment Corp., 535 Madison Avenue, New York, New York 10022;

(2)	the Transfer Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, New York 10038;

(3)	the Custodian, U.S. Bank National Association, 214 N. Tryon Street, 12th Floor, Charlotte, North Carolina 28202; and

(4)	the Adviser, Saratoga Investment Advisors, LLC, 535 Madison Avenue, New York, New York 10022.

Item 33.	Management Services

Not Applicable.

Item 34.	Undertakings

(1)	Registrant undertakes to suspend the offering of the securities covered hereby until it amends the prospectus contained herein if (a) subsequent to the effective date of this Registration Statement, its net asset value declines more than 10% from its net asset value as of the effective date of this Registration Statement, or (b) its net asset value increases to an amount greater than its net proceeds as stated in the prospectus contained herein.

(2)	Not applicable.

(3)	Registrant undertakes in the event that the securities being registered are to be offered to existing stockholders pursuant to warrants or rights, and any securities not taken by shareholders are to be reoffered to the public, to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent underwriting thereof. Registrant further undertakes that if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, the Registrant shall file a post-effective amendment to set forth the terms of such offering.

(4)	Registrant undertakes:

(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement.

(b)	that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at the time shall be deemed to be the initial bona fide offering thereof;

(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;

(d)	that, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act of 1933 as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act of 1933, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(e)	that for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities:

the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(i)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act of 1933;

(ii)	the portion of any advertisement pursuant to Rule 482 under the Securities Act of 1933 relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iii)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	The Registrant hereby undertakes to file a post-effective amendment to the registration statement under Section 8(a) of the Securities Act if the cumulative dilution to its net asset value (“NAV”) per share arising from an offering from the effective date of the current registration statement through and including any follow-on offering would exceed 15% based on the anticipated pricing of such follow-on offering. This limit would be measured separately for each offering pursuant to the current registration statement by calculating the percentage dilution or accretion to aggregate NAV from that offering and then summing the anticipated percentage dilution from each subsequent offering. If the Registrant files a new post-effective amendment, the threshold would reset.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, in the State of New York, on the 31st day of January, 2018.

SARATOGA INVESTMENT CORP.
By: /s/ Christian L. Oberbeck

Name:	Christian L. Oberbeck
Title:	Chief Executive Officer

Signature	Title	Date

/s/ Christian L. Oberbeck	Chief Executive Officer and Director	January 31, 2018
Christian L. Oberbeck	(Principal Executive Officer)

/s/ Henri J. Steenkamp	Chief Compliance Officer and	January 31, 2018
Henri J. Steenkamp	Secretary (Principal Financial and Accounting Officer)

*	President and Director	January 31, 2018
Michael J. Grisius

*	Director	January 31, 2018
Steven M. Looney

*	Director	January 31, 2018
Charles S. Whitman III

*	Director	January 31, 2018
G. Cabell Williams

*	Signed by Henri J. Steenkamp pursuant to power of attorney granted on February 28, 2017.